Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/30/16**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Bats BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):



4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, Bats BZX Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
14 Wall Street
New York, NY 10005

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/30/16 (MM/DD/YY) Bats BZX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, SVP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 30th day of June (Month), 2016 (Year) by Bianca Stodden (Notary Public)

My Commission expires 08/04/2019 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Attached please find audited financial statements of Bats BZX Exchange, Inc. for the latest fiscal year ending December 31, 2015. Bats BZX Exchange, Inc. has no consolidated subsidiaries.

Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.)

Financial Statements

December 31, 2015

(With Independent Auditors' Report Thereon)

Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.)

Table of Contents



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Bats BZX Exchange, Inc.:

We have audited the accompanying financial statements of Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.) (the Company), which comprise the statement of financial condition as of December 31, 2015 and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

June 29, 2016

Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.)

Statement of Financial Condition

December 31, 2015

(In thousands)

Assets		
Current assets:		
Accounts receivable, including $19,592 from related parties	$	49,282
Other receivables		2,143
Total current assets		51,425
Property and equipment, net		723
Deferred income taxes		3,533
Other assets		1,000
Total assets	$	56,681
Liabilities and Stockholder's Deficit		
Current liabilities:		
Accounts payable and accrued liabilities, including $9,709 to related parties	$	23,746
Section 31 fees payable		33,232
Intercompany payable		213
Other current liabilities		496
Total current liabilities		57,687
Unrecognized tax benefits		4,887
Other liabilities		27
Stockholder's deficit:		
Additional paid-in capital		—
Accumulated deficit		(5,920)
Total stockholder's deficit		(5,920)
Total liabilities and stockholder's deficit	$	56,681

See accompanying notes to financial statements.

Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.)

Statement of Income

Year ended December 31, 2015

(In thousands)

Revenues:		
Transaction fees, including $302,352 from related parties	$	613,310
Regulatory transaction fees, including $54,873 from related parties		108,317
Market data fees, including $774 from related parties		49,876
Port fees and other, including $11,276 from related parties		28,726
Total revenues		800,229
Cost of revenues:		
Liquidity payments, including $298,696 to related parties		541,314
Section 31 fees		108,317
Routing and clearing		24,259
Total cost of revenues		673,890
Revenues less cost of revenues		126,339
Operating expenses:		
Compensation and benefits		17,317
Systems and data communication		7,647
Depreciation		1,522
Occupancy		710
Professional and contract services		1,508
Regulatory costs		4,831
Management fee		3,740
General and administrative		8,314
Total operating expenses		45,589
Operating income		80,750
Non-operating income:		
Interest income		7
Other income		4
Income before income tax provision		80,761
Income tax provision		32,724
Net income	$	48,037

See accompanying notes to financial statements.

Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.)

Statement of Changes in Stockholder's Equity (Deficit)

Year ended December 31, 2015

(In thousands)

	Additional paid-in capital	Accumulated deficit	Total stockholder's equity (deficit)
Balance at December 31, 2014	$ 64,344	$ 83,265	$ 147,609
Distribution to Parent	(64,344)	(137,222)	(201,566)
Net income	—	48,037	48,037
Balance at December 31, 2015	$ —	$ (5,920)	$ (5,920)

See accompanying notes to financial statements.

Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.)

Statement of Cash Flows

Year ended December 31, 2015

(In thousands)

Cash flows from operating activities:		
Net income	$	48,037
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		1,522
Realized gain on investments owned		(1)
Deferred income taxes		5
Changes in assets and liabilities:		
Receivables, including $1,592 from related parties		7,462
Intercompany payable		(94,774)
Other assets		2,525
Accounts payable and accrued liabilities including $1,450 to related parties		(3,747)
Unrecognized tax benefits		2,164
Section 31 fees payable		(12,588)
Other liabilities		(2,914)
Net cash used in operating activities		(52,309)
Cash flows from investing activities:		
Proceeds from maturities of financial investments		28,400
Net cash provided by investing activities		28,400
Decrease in cash and cash equivalents		(23,909)
Cash and cash equivalents:		
Beginning of year		23,909
End of year	$	—
Supplemental disclosure of noncash activity:		
Distribution to Parent	$	(201,566)

See accompanying notes to financial statements.

(1) Nature of Operations

Bats BZX Exchange, Inc. (the Company or Bats), a wholly owned subsidiary of Bats Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York and Chicago, Illinois. In addition to equity and options trading, the Company also lists Exchange Traded Products (ETPs) and provides market data products to its member firms.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company is funded by its Parent.

(d) Financial Investments

As of January 1, 2015, the Company held U.S. Treasury securities classified as available-for-sale investments. During 2015, the Company's treasury function was transferred to the Parent.

(e) Accounts Receivable

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the

Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(f) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(g) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than

50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(h) Revenue Recognition

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the Company. The Company, in turn, collects regulatory transaction fees from its members that are designed to equal to the Section 31 fees. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the statement of income. The Company collects the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognizes these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

(In thousands)

Port Fees

Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are earned and recognized on a monthly basis.

(3) Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, or ASU, 2014-09, *Revenue from Contracts with Customers* (Topic 606), which supersedes the revenue recognition guidance in ASC 605, Revenue Recognition. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2018, with early adoption permitted on January 1, 2017.. The Company is currently assessing the impact that this standard will have on the financial statements.

In March 2016, the FASB issued ASU 2016-08, *Revenue for Contracts with Customers* (Topic 606): *Principal versus Agent Considerations.* The update clarifies implementation guidance on principal versus agent considerations by further explaining that the entity is considered a principal if it controls the promised service before transferring it to the customer. This update is effective for the Company along with ASU 2014-09 for the annual reporting period beginning January 1, 2018. This update is not expected to have a material impact on the Company's financial statements.

(4) Accounts payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2015:

Accounts payable	$ 18,859
Unrecognized tax benefits - current portion	4,092
Accrued liabilities	795
	$ 23,746

(5) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

The carrying amounts of accounts receivable, other receivables, accounts payable, and Section 31 fees payable approximate fair value due to their liquid or short-term nature. Accounts receivable, other receivables, accounts payable and Section 31 fees payable are categorized as Level 2.

(6) Related Party Transactions

Certain affiliates of stockholders of the Parent conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company routes certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements is $24,257 and is included in routing and clearing in the statement of income.

(In thousands)

The Company also records expenses allocated from the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2015:

Compensation and benefits	$ 17,317
Systems and data communication	6,485
Occupancy	710
Professional and contract services	1,462
Regulatory costs	171
Management fee	3,740
General and administrative	7,516
	$ 37,401

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2015:

Deferred tax assets:	
Deferred revenue	$ 207
Property and equipment	210
Other assets	244
Unrecognized tax benefits	2,872
Total deferred tax assets	$ 3,533

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

(continued)

(In thousands)

The income tax provision for the year ended December 31, 2015 consists of the following:

Current tax expense:		
Federal	$	25,746
State		6,855
Total current tax expense		32,601
Deferred income tax (benefit) expense:		
Federal		(194)
State		317
Income tax provision	$	32,724

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2015 due to the following:

Computed "expected" tax provision	$	28,266	35.0%
(Decrease) increase in income tax resulting from:			
Section 199 benefits		(1,125)	-1.4%
State income taxes		3,770	4.7%
Change of unrecognized tax benefits		1,701	2.1%
Other		112	0.1%
Income tax provision	$	32,724	40.5%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2015 is as follows:

Balance at beginning of year	$	6,285
Additions for current year tax positions		1,539
Additions for prior year tax positions		589
Reductions related to expirations of statute of limitations		(388)
Balance at end of year	$	8,025

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $3,352 and $366 within the next twelve months due to tax authority examination adjustments and expiring statutes of limitation, respectively.

(continued)

(In thousands)

At December 31, 2015, the Company had $6,106 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $954 related to uncertain tax positions at December 31, 2015. Total interest and penalties increased $424 in 2015.

The Company's open tax years are 2012 through 2015. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company settled its income tax payable with the Parent as of February 28, 2015.

(8) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against Bats and other securities exchanges. The complaints were identical in all substantive respects, but each related to the dissemination of market data under a different market system – (i) the NASDAQ UTP Plan Market System; (ii) the OPRA Market System; and (iii) the Consolidated Quotation System and the Consolidated Tape System. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not providc market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015. Oral argument was held on March 3, 2016. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intend to litigate the matter vigorously.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for

Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application currently before the SEC's Chief Administrative Law Judge regarding fees proposed by Nasdaq and the NYSE for their respective market data products. An adverse ruling in that matter could cause the SEC to more

closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

(9) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2015 through June 29, 2016, the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2015.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. For the financial statements of Bats Global Markets, Inc., (f/k/a BATS Global Markets Holdings, Inc.) a parent of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

2. For the financial statements of Bats Global Markets Holdings, Inc., (f/k/a BATS Global Markets, Inc.) the parent of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

3. For the financial statements of Direct Edge LLC (f/k/a Direct Edge, Inc., an affiliate of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

4. Bats BYX Exchange, Inc., an affiliate of Bats BZX Exchange, Inc., filed, at the same time as this filing, financial statements for the year ended December 31, 2015 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Bats EDGA Exchange, Inc., an affiliate of Bats BZX Exchange, Inc., filed, at the same time as this filing, financial statements for the year ended December 31, 2015 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Bats EDGX Exchange, Inc., an affiliate of Bats BZX Exchange, Inc., filed, at the same time as this filing, financial statements for the year ended December 31, 2015 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

7. Bats Trading, Inc., an affiliate of Bats BZX Exchange, Inc., filed financial statements for the year ended December 31, 2015 with the Commission pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

8. For the financial statements of Omicron Acquisition Corp., an affiliate of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

9. For the financial statements of Bats Hotspot Holdings LLC, an affiliate of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

10. For the financial statements of Bats Hotspot LLC, an affiliate of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

11. For the financial statements of Bats Hotspot Services LLC, an affiliate of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

12. For the financial statements of Bats Hotspot SEF LLC, an affiliate of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

13. For the financial statements of Bats International Holdings Limited, an affiliate of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

14. For the financial statements of Bats Hotspot Europe Limited, an affiliate of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

15. For the financial statements of Bats Hotspot Asia Pte. Ltd., an affiliate of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

16. For the financial statements of Bats Trading Limited, an affiliate of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

17. For the financial statements of Chi-X Europe Limited, an affiliate of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

18. For the financial statements of Bats ETF.com, Inc., an affiliate of Bats BZX Exchange, Inc., please refer to the attachment to this Exhibit D.

19. For the financial statements of INDEXPUBS S.A. an affiliate of Bats BZX Exchange, Inc. please refer to the attachment to this Exhibit D.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Financial Statements

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Bats Global Markets, Inc.:

We have audited the accompanying consolidated statements of financial condition of Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and its subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bats Global Markets, Inc. and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

Kansas City, Missouri
March 7, 2016

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Financial Condition

December 31, 2015 and 2014

(In millions, except share data)

Assets	**2015**	**2014**
Current assets:		
Cash and cash equivalents	$ 75.1	$ 122.2
Restricted cash	—	14.0
Financial investments:		
Trading investments, at fair value	0.5	7.0
Available-for-sale investments, at fair value	47.2	61.4
Accounts receivable, net, including $54.1 and $54.5 from related parties at December 31, 2015 and 2014, respectively	131.0	130.2
Income taxes receivable	16.0	12.3
Deferred income taxes	0.6	—
Other receivables	5.4	3.6
Prepaid expenses	8.3	8.2
Total current assets	284.1	358.9
Property and equipment, net	29.6	29.0
Goodwill	741.3	441.7
Intangible assets, net	239.0	156.5
Debt issuance costs, net	6.7	4.5
Deferred income taxes	—	3.3
Investment in EuroCCP	11.4	10.8
Other assets	4.8	1.9
Total assets	$ 1,316.9	$ 1,006.6
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities, including $18.3 and $19.0 to related parties at December 31, 2015 and 2014, respectively	$ 72.9	$ 101.1
Section 31 fees payable	93.0	107.7
Current portion of long-term debt	87.1	44.2
Current portion of contingent consideration liability to related party	6.6	—
Deferred income taxes	—	0.6
Total current liabilities	259.6	253.6
Long-term debt, less current portion	600.4	430.2
Contingent consideration liability to related party, less current portion	58.8	—
Unrecognized tax benefits	8.0	8.6
Deferred income taxes	7.4	5.9
Other liabilities	2.8	4.1
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value. 55,000,000 voting and 20,000,000 non-voting shares authorized at December 31, 2015 and 2014; 25,770,322 voting and 7,266,714 non-voting shares issued at December 31, 2015; 25,551,796 voting and 7,266,714 non-voting shares issued at December 31, 2014	0.3	0.3
Common stock in treasury, at cost 157,470 and 56,948 voting shares at December 31, 2015 and 2014, respectively	(6.5)	(1.9)
Additional paid-in capital	271.3	262.7
Retained earnings	125.0	42.8
Accumulated other comprehensive (loss) income, net	(10.2)	0.3
Total stockholders' equity	379.9	304.2
Total liabilities and stockholders' equity	$ 1,316.9	$ 1,006.6

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Income

Years ended December 31, 2015, 2014 and 2013

(In millions, except per share data)

	2015	2014	2013
Revenues:			
Transaction fees, including $660.3, $494.6 and $293.9 from related parties for the years ended December 31, 2015, 2014 and 2013, respectively	$ 1,290.2	$ 1,009.9	$ 612.8
Regulatory transaction fees, including $145.3, $191.5 and $81.4 from related parties for the years ended December 31, 2015, 2014 and 2013, respectively	275.7	272.0	127.4
Market data fees, including $3.0, $2.0 and $1.5 from related parties for the years ended December 31, 2015, 2014 and 2013, respectively	131.0	110.3	59.4
Port fees and other, including $35.8, $12.6 and $13.9 from related parties for the years ended December 31, 2015, 2014 and 2013, respectively	81.8	66.0	41.9
Total revenues	1,778.7	1,458.2	841.5
Cost of revenues:			
Liquidity payments, including $585.3, $456.0 and $252.8 to related parties for the years ended December 31, 2015, 2014 and 2013, respectively	1,070.7	831.4	474.7
Section 31 fees	275.7	272.0	127.4
Routing and clearing, including $44.0, $26.1 and $33.2 to related parties for the years ended December 31, 2015, 2014 and 2013, respectively	47.9	47.3	42.6
Total cost of revenues	1,394.3	1,150.7	644.7
Revenues less cost of revenues	384.4	307.5	196.8
Operating expenses:			
Compensation and benefits	79.7	87.0	41.5
Depreciation and amortization	40.8	28.4	15.2
Systems and data communication	27.2	23.5	9.6
Occupancy	3.1	4.2	1.9
Professional and contract services	11.1	6.5	8.1
Regulatory costs	11.1	12.1	5.4
Change in fair value of contingent consideration liability to related party	2.8	—	—
Impairment of assets	—	—	3.5
General and administrative	26.3	26.2	10.0
Total operating expenses	202.1	187.9	95.2
Operating income	182.3	119.6	101.6
Non-operating (expenses) income:			
Interest expense, net	(46.6)	(27.3)	(25.8)
Loss on extinguishment of debt	—	(13.6)	—
Equity in earnings in EuroCCP	1.2	1.1	—
Other income (expense), net	1.8	0.5	(0.2)
Income before income tax provision	138.7	80.3	75.6
Income tax provision	56.5	31.1	28.8
Net income	$ 82.2	$ 49.2	$ 46.8
Basic earnings per share	$ 2.53	$ 1.56	$ 2.07
Diluted earnings per share	$ 2.51	$ 1.55	$ 2.06
Cash distributions declared per common stock	$ —	$ 7.82	$ —
Basic weighted average shares outstanding	32.5	31.6	22.6
Diluted weighted average shares outstanding	32.7	31.8	22.7

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2015, 2014 and 2013

(In millions)

	2015	2014	2013
Net income	$ 82.2	$ 49.2	$ 46.8
Other comprehensive (loss) income, before tax:			
Foreign currency translation adjustments	(12.4)	(15.0)	6.6
Unrealized holding gains on available-for-sale investments	—	—	0.1
Less: Reclassification adjustments for losses included in interest expense, net	—	—	(0.1)
Other comprehensive (loss) income, before tax	(12.4)	(15.0)	6.6
Income tax benefit (provision) related to components of other comprehensive (loss) income	1.9	5.7	(1.7)
Other comprehensive (loss) income, net of tax	(10.5)	(9.3)	4.9
Comprehensive income	$ 71.7	$ 39.9	$ 51.7

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2015, 2014 and 2013

(In millions, except share data)

	Common stock					Common stock in treasury	Additional paid-in capital	Retained earnings (deficit)	Accumulated other (loss) comprehensive income, net	Total stockholders' equity
	Voting shares outstanding	Non-voting shares outstanding	Class A non-voting shares outstanding	Class B non-voting shares outstanding	Par value					
	22,554,947	189,500	—	—	$ 0.2	$ (40.3)	$ 125.6	$ (2.5)	$ 4.7	$ 87.7
	98,128	—	—	—	—	(1.0)	0.7	—	—	(0.3)
	(43,225)	—	—	—	—	(1.4)	—	—	—	(1.4)
	—	—	—	—	—	—	2.2	—	—	2.2
	—	—	—	—	—	—	0.1	—	—	0.1
	—	—	—	—	—	—	—	—	4.9	4.9
	—	—	—	—	—	—	—	46.8	—	46.8
	22,609,850	189,500	—	—	0.2	(42.7)	128.6	44.3	9.6	140.0
on	2,726,534	(189,500)	3,090,714	4,176,000	0.1	42.7	301.7	—	—	344.5
	184,721	—	—	—	—	(1.0)	0.9	—	—	(0.1)
	(26,257)	—	—	—	—	(0.9)	—	—	—	(0.9)
	—	—	—	—	—	—	1.9	—	—	1.9
	—	—	—	—	—	—	0.1	—	—	0.1
	—	—	—	—	—	—	(170.5)	(50.7)	—	(221.2)
	—	—	—	—	—	—	—	—	(9.3)	(9.3)
	—	—	—	—	—	—	—	49.2	—	49.2
	25,494,848	—	3,090,714	4,176,000	0.3	(1.9)	262.7	42.8	0.3	304.2
	191,073	—	—	—	—	(1.3)	1.7	—	—	0.4
	(73,069)	—	—	—	—	(3.3)	—	—	—	(3.3)
	—	—	—	—	—	—	5.9	—	—	5.9
	—	—	—	—	—	—	1.0	—	—	1.0
	—	—	—	—	—	—	—	—	(10.5)	(10.5)
	—	—	—	—	—	—	—	82.2	—	82.2
	25,612,852	—	3,090,714	4,176,000	$ 0.3	$ (6.5)	$ 271.3	$ 125.0	$ (10.2)	$ 379.9

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2015, 2014 and 2013

(In millions)

	2015	2014	2013
Cash flows from operating activities:			
Net income	$ 82.2	$ 49.2	$ 46.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	40.8	28.4	15.2
Amortization of debt issuance cost and debt discount	6.7	2.8	5.9
Change in fair value of contingent consideration liability to related party	2.8	—	—
Provision for uncollectable accounts receivable	0.2	0.3	0.1
Deferred income taxes	(3.6)	1.5	4.0
Stock-based compensation	5.9	1.9	2.2
Loss on extinguishment of debt	—	13.6	—
Loss on disposal of property and equipment	—	—	0.2
Equity in earnings in EuroCCP	(1.2)	(1.1)	—
Realized gain on termination of revolving credit facility	(1.1)	—	—
Changes in assets and liabilities:			
Receivables, including $0.4, $35.9 and $4.1 from related parties for the years ended December, 31, 2015, 2014 and 2013, respectively	(1.5)	(33.1)	7.1
Trading financial investments, net	6.5	—	0.5
Prepaid and other assets	(3.1)	0.1	1.3
Accounts payable and accrued liabilities, including $0.7, $14.9 and $0.9 to related parties for the years ended December 31, 2015, 2014 and 2013, respectively	(29.2)	7.8	(1.7)
Section 31 fees payable	(14.7)	26.1	(14.5)
Payment of contingent consideration related to Chi-X Europe acquisition	—	—	(3.8)
Unrecognized tax benefits	(0.6)	—	—
Other liabilities	(0.6)	1.8	(0.2)
Net cash provided by operating activities	89.5	99.3	63.1
Cash flows from investing activities:			
Acquisition, net of cash acquired	(360.9)	23.8	—
Purchases of available-for-sale financial investments	(157.8)	(169.4)	(88.5)
Proceeds from maturities of available-for-sale financial investments	172.0	126.2	92.6
Investment in EuroCCP	—	—	(10.3)
Changes in restricted cash	14.0	(14.0)	—
Purchases of property and equipment	(13.9)	(25.2)	(3.6)
Net cash used in investing activities	(346.6)	(58.6)	(9.8)
Cash flows from financing activities:			
Distributions paid	(5.7)	(215.0)	(0.1)
Principal payments on long-term debt	(153.1)	(277.6)	(45.0)
Proceeds from long-term debt	373.8	499.9	—
Proceeds from employee stock purchase program	0.7	—	—
Debt issuance costs and additional debt discount	(16.5)	(8.3)	—
Proceeds from the exercise of stock-based compensation	0.1	—	—
Excess tax benefit (shortfall) from stock-based compensation	1.0	(0.1)	—
Purchases of treasury stock	(3.6)	(1.1)	(1.6)
Net cash provided by (used in) financing activities	196.7	(2.2)	(46.7)
Effect of foreign currency exchange rate changes on cash and cash equivalents	13.3	(3.5)	(1.9)
(Decrease) increase in cash and cash equivalents	(47.1)	35.0	4.7
Cash and cash equivalents:			
Beginning of year	122.2	87.2	82.5
End of year	$ 75.1	$ 122.2	$ 87.2
Supplemental disclosure of cash paid:			
Cash paid for income taxes, net of refunds	$ 48.5	$ 42.7	$ 28.9
Cash paid for interest	39.2	24.1	20.1
Supplemental disclosure of noncash transactions:			
Forfeiture of common stock for payment of exercise of stock options	$ 0.9	$ 0.8	$ 0.8
Distribution payable on unvested restricted stock	—	1.4	—
Distribution declared	—	4.8	—
Supplemental disclosure of noncash investing activities:			
Property and equipment acquired	$ 0.3	$ 10.4	$ —
Goodwill acquired	308.2	253.5	—
Intangible assets acquired	111.0	120.4	—
Other assets acquired	5.2	66.1	—
Liabilities assumed	(63.8)	(129.7)	—
Issuance of common stock related to acquisition	—	(344.5)	—

See accompanying notes to consolidated financial statements.

(1) Nature of Operations

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and its consolidated subsidiaries (the Company or Bats) is a global financial technology company that provides trade execution, market data, trade reporting, connectivity and risk management solutions to brokers, market makers, asset managers and other market participants, ultimately benefiting retail and institutional investors across multiple asset classes. The Company's asset classes comprise listed cash equity securities in the United States (U.S.) and Europe, listed equity options in the United States, and institutional spot foreign currency (FX) globally. The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York, Chicago, Illinois and London, United Kingdom (U.K.) and Singapore.

In the United States, the Company operates four national securities exchanges, Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.) (BZX), Bats BYX Exchange, Inc. (formerly known as BATS Y-Exchange, Inc.) (BYX), Bats EDGX Exchange, Inc. (formerly known as EDGX Exchange, Inc.) (EDGX) and Bats EDGA Exchange, Inc. (formerly known as EDGA Exchange, Inc.) (EDGA). All trade listed cash equity securities and exchange-traded products (ETPs), such as exchange-traded funds (ETFs), but each target different market segments by offering different pricing alternatives. BZX and EDGX also operate markets for trading listed equity options and the Company lists ETPs on BZX. The Company operates a broker-dealer, Bats Trading, Inc. (formerly known as BATS Trading, Inc.) (Trading), that provides routed transaction services for listed cash equity securities and equity options on BZX, BYX, EDGX and EDGA.

In Europe, the Company's Recognised Investment Exchange (RIE), Bats Trading Limited (BTL), offers trading in listed cash equity securities across 23 European indices and 15 major European markets. In addition, BTL also lists ETPs. Chi-X Europe Limited (Chi-X Europe) provides routed transaction services for listed cash equities within the European market. BTL and Chi-X Europe combined are referred to as Bats Europe.

Globally, the Company serves the FX market, the world's largest asset class, with its Hotspot platform. Hotspot provides institutional spot FX services through electronic marketplaces in New York and London where buyers and sellers worldwide can trade directly and anonymously with each other.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Basis of Presentation

The accompanying financial statements are presented on a consolidated basis to include the accounts and transactions of Bats Global Markets, Inc. and its wholly owned subsidiaries and all significant intercompany accounts and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to current period presentation. As of December 31, 2015, the Company changed its name from BATS Global Markets, Inc. to Bats Global Markets, Inc.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the receivable for market data fees, the valuation of goodwill and unrecognized tax benefits.

(d) ***Cash and Cash Equivalents***

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e) ***Restricted Cash***

The Company classifies cash not available for immediate use due to regulatory and other requirements as restricted cash, and presents it separately on the consolidated statements of financial condition.

(f) ***Financial Investments***

Financial investments are classified as trading or available-for-sale.

Trading financial investments represent financial investments held by the broker-dealer subsidiaries that retain the industry-specific accounting classification required for broker-dealers. These investments are recorded at fair value with unrealized gains and losses reflected within interest expense, net in the consolidated statements of income.

Available-for-sale financial investments are comprised of the financial investments not held by the broker-dealer subsidiaries. Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive (loss) income in the accompanying consolidated statements of financial condition.

Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest expense, net in the accompanying consolidated statements of income.

A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(g) ***Accounts Receivable, Net***

Accounts receivable are concentrated with the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific customer's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Once the Company determines an allowance for an uncollectible account is necessary, interest on the receivable ceases to be accrued. See note 7 for allowance for doubtful accounts activity.

(h) ***Property and Equipment, Net***

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

The Company accounts for software development costs under ASC Topic 350, *Intangibles – Goodwill and Other*. The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

(i) ***Goodwill and Intangible Assets, Net***

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Company's reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company tests goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The impairment test is performed during the fourth quarter using December 1st carrying values, and if the fair value of the reporting unit is found to be less than the carrying value, an impairment loss is recorded. The Company completed its annual goodwill impairment test in the fourth quarter of 2015 and determined that no impairment existed.

Intangible assets, net, primarily include acquired trademarks and trade names, customer relationships, strategic alliance agreements, licenses and registrations and non-compete agreements. Intangible assets with finite lives are amortized based on the discounted cash flow method applied over the estimated useful lives of the intangible assets.

Intangible assets deemed to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually, usually concurrently with goodwill. Impairment exists if the fair value of the asset is less than the carrying amount, and in that case, an impairment loss is recorded. The Company has performed the required intangible assets impairment tests and the determined that the strategic alliance intangible asset was impaired as of December 31, 2013. The value of the asset was written off to impairment of assets in the consolidated statements of income.

(j) Foreign Currency

The financial statements of foreign subsidiaries where the functional currency is not the U.S. dollar are translated into U.S. dollars using the exchange rate in effect as of each statement of financial condition date. Statements of income and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive (loss) income, net in the statements of financial condition. Foreign currency gains and losses are recorded as other income (expense), net in the consolidated statements of income. The Company's operations in the United Kingdom and Singapore are recorded in Pounds sterling and Singapore dollars, respectively.

(k) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of income.

(l) Revenue Recognition

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model on BZX, EDGX and the Company's RIE, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). As a result, transaction fees consist of "taker" fees and routing fee revenues charged on securities that are routed to another market center. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Under the Company's "taker-maker" pricing model on BYX and EDGA, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

On the Company's FX platform, the customer is charged a transaction fee regardless of whether it is adding or removing liquidity from the market.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Fees from the CTA and UTP are estimated and recognized on a monthly basis and received approximately 45 days after quarter end. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. Fees from OPRA are estimated and recognized on a monthly basis and received approximately 30 days after quarter end. The Company also charges data subscribers directly for proprietary market data in its U.S. Equities and European Equities segments. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

BZX, BYX, EDGX and EDGA, as U.S. exchanges, are assessed Section 31 fees pursuant to the Securities Exchange Act of 1934 (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the four exchanges. The exchanges, in turn, collect regulatory transaction fees that are designed to equal to the Section 31 fees from their members. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the consolidated statements of income. BZX, BYX, EDGX and EDGA collect the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the consolidated statements of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the consolidated statements of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Port Fees

Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are recognized on a monthly basis.

Concentrations of Revenue and Liquidity Payments

For the years ended December 31, 2015, 2014 and 2013, one member accounted for 11%, 12% and 10%, respectively, of the Company's transaction fees. For the years ended December 31, 2015, 2014 and 2013, approximately 5%, 9% and 12%, respectively, of total liquidity payments each year were paid to one member, substantially all of which is recorded in the U.S. Equities segment. No other members accounted for more than 10% of the Company's transaction fees or liquidity payments during the years ended December 31, 2015, 2014 and 2013, and no member accounted for more than 10% of the Company's total revenue during the years ended December 31, 2015, 2014 and 2013.

No member is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these members may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

(m) Earnings Per Share

The Company presents both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares and dilutive common share equivalents outstanding.

(n) Stock-Based Compensation

The Company grants stock-based compensation to its employees through awards of stock options and restricted stock. The Company records stock-based compensation expense for all stock-based compensation granted based on the grant-date fair value. The Company recognizes compensation expense related to stock-based compensation awards with graded vesting that have a service condition on a straight-line basis over the requisite service period of the entire award.

The amount of stock-based compensation expense related to awards of restricted stock is based on the fair value of Bats Global Markets, Inc. common stock at the date of grant. The fair value is based on a current market-based transaction of the Company's common stock. If a market-based transaction of the Company's common stock is not available, then the fair value is based on an independent third-party valuation using equal weighting of two valuation analysis techniques, discounted cash flows and valuation multiples observed from publicly traded companies in a similar industry.

The amount of future stock-based compensation expense related to awards of stock options is based on the Black-Scholes valuation model. Assumptions used to estimate the grant-date fair value of stock options are determined as follows:

- Expected term is determined using the simplified method, using the average between the contractual term and vesting period of the award. The simplified method was used due to the lack of historical information;
- Expected volatility of award grants made under the Company's plan is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award or a minimum of two years if comparable public company historical market prices are not available for the entire expected term;
- Expected dividend rate is determined based on expected dividends to be declared;
- Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and
- Forfeitures are based on the history of cancellations of awards granted and management's analysis of potential forfeitures.

(o) Business Combinations

The Company accounts for business combinations in accordance with ASC Topic 805, *Business Combinations*, which requires identifiable assets, liabilities and goodwill acquired in a business combination to be recorded at fair value at the acquisition date. Additionally, ASC Topic 805 requires transaction-related costs to be expensed in the period incurred.

(p) Debt Issuance Costs

The Company accounts for debt issuance cost in accordance with ASC Topic 470, *Debt*, which requires that all costs incurred to issue debt be capitalized and amortized over the life of the loan using the interest method.

(q) Equity Method Investment

In general, the equity method of accounting is used when the Company owns 20% to 50% of the outstanding voting stock of a company and when it is able to exercise significant influence over the operating and financial policies of a company. The Company has an investment where it has significant influence and as such accounts for the investments under the equity method of accounting. The Company records the pro-rata share of earnings or losses each period and records any dividends received as a reduction in the investment balance. The equity method investment is evaluated for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and the decline in value is considered to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment.

(3) Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, *Revenue from Contracts with Customers* (Topic 606), which supersedes the revenue recognition guidance in ASC 605, *Revenue Recognition*. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2017. Early adoption is not permitted. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 to January 1, 2018. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, *Consolidation* (Topic 810). The ASU modifies the way a reporting entity evaluates whether or not it must consolidate certain legal entities into its consolidated financial statements. The standard is effective for the Company on January 1, 2016. Early adoption is permitted, however the Company will implement with the consolidated financial statements for the year ended December 31, 2016 The ASU will have no impact to the consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, *Interest—Imputation of Interest* (Subtopic 835-30). The ASU simplifies the presentation of debt issuance cost on the consolidated statement of financial condition by requiring that the debt issuance cost related to a recognized debt liability be presented as a direct deduction from the carrying amount of that debt liability, instead of as an asset. The recognition and measurement guidance for debt issuance costs are not affected by this ASU. The ASU is effective for the Company on January 1, 2016 and does not have a material impact to the consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, *Business Combinations* (Topic 805). This standard simplifies the accounting for adjustments made to provisional amounts recognized in a business combination. First, it requires that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer also should record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments should be applied prospectively to adjustments to provisional amounts that are identified after December 15, 2015 and that are within the measurement period. Upon transition, an entity would be required to disclose the nature of, and reason for, the change in accounting principle. An entity would provide that disclosure in the first annual period of adoption and in the interim periods within the first annual period. This ASU will have no impact on the consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, *Income Taxes- Balance Sheet Classification of Deferred Taxes* (Topic 740). This standard affects only entities that present a classified statement of financial position. Deferred tax liabilities and assets will be classified as noncurrent in a classified statement of financial condition and the current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount remains the same. The Company will adopt this ASU retrospectively in the first quarter of 2016. Adoption will not have a material effect on the consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments–Overall* (Subtopic 825-10). This standard primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Under this ASU, unrecognized gains and losses from available-for-sale securities will be recognized through net income. This ASU is effective for the Company on January 1, 2018. Adoption will not have a material effect on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases,* (Topic 842). The ASU will require organizations that lease assets—referred to as "lessees"—to recognize on the consolidated statement of financial condition the assets and liabilities for the rights and obligations created by those leases. The ASU is effective for the Company beginning on January 1, 2019. The Company is still evaluating the effect of this ASU on the consolidated financial statements.

(4) Acquisitions and Recapitalization

Direct Edge

On January 31, 2014 (the Direct Edge Acquisition Date), the Company acquired 100% of the outstanding common stock of Direct Edge Holdings LLC (Direct Edge) (the Direct Edge Transaction). The Direct Edge Transaction is intended to combine operations to increase market share for the U.S. Equities segment. In conjunction with the Direct Edge Transaction, the Company recapitalized its voting and non-voting common stock into a newly formed parent entity, and one legacy Direct Edge member was issued solely Class A non-voting shares of the new parent entity and, at their request, certain other legacy Bats stockholders and Direct Edge members were issued voting shares and Class B non-voting shares of the new parent entity. All other legacy Bats stockholders and Direct Edge members were issued voting shares in the new parent entity.

The results of Direct Edge's operations have been included in the consolidated financial statements since the Direct Edge Acquisition Date.

The acquisition-date fair value of the consideration transferred totaled $386.2 million, which consisted of the following (in millions):

Fair value of consideration transferred:		
Cash	$	12.5
Fair value of share outlay		344.5
Change in control payments		29.2
Total purchase price	$	386.2

The Company issued 9.8 million shares of common stock valued at $35.14 per share. The fair value was based on a third-party valuation that used a discounted cash flow model and valuation multiples observed of publicly traded companies in a similar industry.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Direct Edge Acquisition Date (in millions):

Cash and cash equivalents	$	65.5
Other current assets		66.1
Property and equipment		10.4
Identifiable intangible assets		120.4
Goodwill		253.5
Accounts payable and accrued expenses		(53.4)
Section 31 fees payable		(44.8)
Deferred income taxes		(9.4)
Unrecognized tax benefits		(0.6)
Other liabilities		(21.5)
	$	386.2

Of the identifiable intangible assets recognized, $71.9 million was assigned to licenses and registrations and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life		Balance at acquisition date (in millions)
Customer relationships	16 years	$	43.0
Non-compete agreements	2 years		3.9
Trademarks/trade names	1 year		1.6

The goodwill acquired was assigned to the U.S Equities segment, as further described in note 9. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of Bats and Direct Edge. No goodwill was deductible for tax purposes.

The fair value of accounts receivable acquired was $27.5 million. The gross amount of accounts receivable was $27.6 million, of which $0.1 million was deemed to be uncollectable.

The Company recognized $18.5 million and $4.4 million of Direct Edge acquisition-related costs expensed during the years ended December 31, 2014 and 2013, respectively. These costs are included in compensation and benefits and professional and contract services in the consolidated statements of income.

The amounts of revenue and operating income of Direct Edge are included in the Company's consolidated statements of income from the Direct Edge Acquisition Date to the period ending December 31, 2014 are as follows (in millions):

Revenue	$ 529.4
Operating income	10.4
Net income	16.8

The following unaudited pro forma financial information presents the combined results of the Company and Direct Edge had the acquisition date been January 1, 2013 (in millions):

	Fiscal Year ended December 31,	
	2014	**2013**
Revenue	$ 1,509.1	$ 1,415.4
Operating income	132.6	132.3
Net income	67.4	62.0
Earnings per share:		
Basic	$ 2.13	$ 1.96
Diluted	2.12	1.95

The supplemental 2014 and 2013 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2013. The supplemental 2014 and 2013 pro forma financial information includes pro forma adjustments of $44.3 million and $4.4 million, respectively, for acquisition related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees..

Hotspot

On March 13, 2015 (the Hotspot Acquisition Date), the Company completed the acquisition of Hotspot FX Holdings LLC (Hotspot) (the Hotspot Transaction) from a related party for $365 million in cash and a contingent consideration liability estimated at $62.6 million. This acquisition represents further expansion into non-equity trading businesses for the Company.

The results of Hotspot's operations have been included in the consolidated financial statements since the Hotspot Acquisition Date and were included in the Global FX segment. The Company elected to push down the purchase accounting of Hotspot to the lowest operating entity within that segment.

The acquisition-date fair value of the consideration transferred totaled $430.1 million, which consisted of the following (in millions):

Cash	$	365.0
Contingent consideration liability		62.6
Working capital payment		2.5
Total purchase price	$	430.1

The contingent consideration liability represents a tax sharing arrangement with the seller for payment of 70% of the tax benefit from the amortization resulting from the Hotspot Transaction for the first three years after the Hotspot Acquisition Date and 50% of the tax benefit for the remaining twelve years. For a 30 day period after the third anniversary of the Hotspot Acquisition Date, the Company and the seller have the option to settle the remaining liability for $50.0 million. If neither the Company nor the former owner exercises such option, the payments will continue through 2030. The payments are contingent on the Company generating sufficient taxable net income to pay such tax benefits to the former owner. The estimated undiscounted outcomes of all future payments are in the range of $70.0 million to $91.9 million.

The fair value of the contingent consideration liability at the Hotspot Acquisition Date was estimated using a probability-weighted discounted cash flow method, represents a Level 3 measurement as defined in ASC Topic 820, and changes in fair value are recorded in operating expenses in the statements of income.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Hotspot Acquisition Date (in millions):

Cash and cash equivalents	$	6.6
Other current assets		5.2
Property and equipment		0.3
Identifiable intangible assets		111.0
Goodwill		308.2
Liabilities		(1.2)
	$	430.1

Of the identifiable intangible assets recognized, $15.3 million was assigned to trademark/trade name and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life	Balance at acquisition date (in millions)	
Customer relationships	18 years	$	81.2
Technology	6 years		12.6
Non-compete agreements	1 year		1.9

The goodwill acquired was assigned to the Global FX segment, as further described in note 9. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of Bats and Hotspot. Goodwill deductible for tax purposes is $247.9 million.

The fair value of accounts receivable acquired was $5.2 million. The gross amount of accounts receivable was $5.3 million, of which $0.1 million was deemed to be uncollectable.

The Company recognized $7.4 million of Hotspot acquisition-related costs expensed during the year ended December 31, 2015. These costs are included in compensation and benefits, professional and contract services, and change in fair value of contingent consideration liability to related party in the consolidated statements of income.

The amounts of revenue and operating income of Hotspot are included in the Company's consolidated statements of income from the Hotspot Acquisition Date to the year ended December 31, 2015 are as follows (in millions):

Revenue	$	37.9
Operating loss		(2.0)
Net loss		(2.2)

The following unaudited pro forma financial information presents the combined results including Hotspot had the acquisition date been January 1, 2014 (in millions, except earnings per share):

	Fiscal Year ended December 31,			
	2015		2014	
Revenue	$	1,787.8	$	1,504.5
Operating income		187.0		118.0
Net income		83.3		35.5
Earnings per share:				
Basic	$	2.56	$	1.12
Diluted		2.55		1.12

The supplemental 2015 and 2014 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2014. The supplemental 2015 pro forma financial information includes pro forma adjustments of $0.8 million for Hotspot acquisition-related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

(5) Severance

Subsequent to the Direct Edge Transaction, the Company determined that certain Direct Edge employees' positions were redundant. As such, the Company communicated employee termination benefits to these Direct Edge employees. Certain employees were terminated in 2014, while others were terminated in the first quarter of 2015.

The following is a summary of the employee termination benefits recognized within compensation and benefits in the consolidated statements of income (in millions):

		U.S. Equities
Balance at December 31, 2013	$	—
Termination benefits accrued		16.7
Termination payments made		(4.2)
Balance at December 31, 2014	$	12.5
Termination benefits accrued		0.7
Termination payments made		(12.6)
Balance at December 31, 2015	$	0.6

(6) Investments

Financial Investments

The Company's financial investments with original or acquired maturities longer than three months, but that mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows (in millions):

	December 31, 2015			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 47.2	$ —	$ —	$ 47.2
Total financial investments	$ 47.2	$ —	$ —	$ 47.2

	December 31, 2014			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 61.4	$ —	$ —	$ 61.4
Total financial investments	$ 61.4	$ —	$ —	$ 61.4

Equity Method Investment

In 2013, the Company acquired a 25% ownership interest in the European Multilateral Clearing Facility, N.V. (EMCF) for $10.3 million. In January 2014, EMCF changed its name to European Central Counterparty N.V. (EuroCCP). This investment is recorded as an equity method investment in the European Equities segment, as the Company shares in the proportionate results of the entity and has significant influence over the entity, but does not control the entity. This investment is recorded at $11.4 million and $10.8 million at December 31, 2015 and 2014, respectively.

(7) Allowance for Doubtful Accounts

Allowance for doubtful accounts consisted of the following for the years ended December 31, 2015, 2014 and 2013 (in millions):

	2015	2014	2013
Balance at beginning of period	$ 0.3	$ 0.3	$ 0.4
Additions:			
Charges to income, included in general and administrative expenses	0.2	0.3	—
Deductions:			
Charges for which reserves were provided	(0.1)	(0.3)	(0.1)
Balance at end of period	$ 0.4	$ 0.3	$ 0.3

(8) Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2015 and 2014 (in millions):

	2015	2014
Computer equipment and software	$ 74.1	$ 66.2
Office furniture and fixtures	2.2	1.9
Leasehold improvements	8.8	9.9
Total property and equipment	85.1	78.0
Less accumulated depreciation	(55.5)	(49.0)
Property and equipment, net	$ 29.6	$ 29.0

Depreciation expense was $13.9 million, $18.1 million and $9.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

(9) Goodwill and Intangible Assets, Net

The following table presents the details of goodwill by segment (in millions):

	U.S. Equities	European Equities	Global FX	Total
Balance as of December 31, 2013	$ —	$ 198.0	$ —	$ 198.0
Acquisition of goodwill	253.5	—	—	253.5
Changes in foreign currency exchange rates	—	(9.8)	—	(9.8)
Balance as of December 31, 2014	253.5	188.2	—	441.7
Acquisition of goodwill	—	—	308.2	308.2
Changes in foreign currency exchange rates	—	(8.6)	—	(8.6)
Balance as of December 31, 2015	$ 253.5	$ 179.6	$ 308.2	$ 741.3

The following table presents the details of the intangible assets (in millions):

	U.S. Equities	European Equities	Global FX	Corporate and Other	Total
Balance as of December 31, 2013	$ —	$ 48.8	$ —	$ 0.2	$ 49.0
Acquisition of intangible assets	120.4	—	—	—	120.4
Amortization	(5.3)	(5.0)	—	—	(10.3)
Changes in foreign currency exchange rates	—	(2.6)	—	—	(2.6)
Balance as of December 31, 2014	115.1	41.2	—	0.2	156.5
Acquisition of intangible assets	—	—	111.0	—	111.0
Amortization	(8.5)	(7.0)	(11.4)	—	(26.9)
Changes in foreign currency exchange rates	—	(1.6)	—	—	(1.6)
Balance as of December 31, 2015	$ 106.6	$ 32.6	$ 99.6	$ 0.2	$ 239.0

For the years ended December 31, 2015, 2014 and 2013, amortization expense was $26.9 million, $10.3 million and $5.9 million, respectively. The estimated future amortization expense is $27.5 million for 2016, $23.9 million for 2017, $19.8 million for 2018, $16.3 million for 2019 and $13.3 million for 2020.

The following table presents the categories of intangible assets at December 31, 2015 and 2014 (in millions):

	December 31, 2015				December 31, 2014				
	U.S. Equities	European Equities	Global FX	Corporate and Other	U.S. Equities	European Equities	Global FX	Corporate and Other	Weighted Average Amortization Period
Trademarks and trade names	$ 1.6	$ 0.6	$ 15.3	$ —	$ 1.6	$ 0.6	$ —	$ —	indefinte
Customer relationships	43.0	43.0	81.2	—	43.0	45.0	—	—	18.6
Noncompete agreements	3.9	—	1.9	—	3.9	—	—	—	0.7
Trading registrations and licenses	71.9	10.3	—	—	71.9	10.8	—	—	indefinte
Technology	—	—	12.6	—	—	—	—	—	6.0
Domain names	—	—	—	0.2	—	—	—	0.2	indefinte
Accumulated amortization	(13.8)	(21.3)	(11.4)	—	(5.3)	(15.2)	—	—	
	$ 106.6	$ 32.6	$ 99.6	$ 0.2	$ 115.1	$ 41.2	$ —	$ 0.2	

Thc trading registrations and licenses of $82.2 million in U.S. Equities and European Equities segments, the Trademark intangible asset of $15.3 million in the Global FX segment and the domain name intangible asset of $0.2 million in the Corporate and Other segment and are not subject to amortization.

In the fourth quarter 2013, the Company recorded an intangible asset impairment charge totaling $3.5 million related to the strategic alliance agreements acquired through the 2011 acquisition of Chi-X Europe. The Company has determined the carrying amount of the intangible is not recoverable and exceeded its fair value. The fair value of the strategic alliance was determined using the estimated cash flows from the strategic alliance. This charge was recorded in impairment of assets in the consolidated statements of income and attributed to the European Equities segment.

(10) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2015 and 2014 (in millions):

	2015	2014
Accounts payable	$ 42.9	$ 38.9
Deferred income	1.5	1.8
Dividends payable	0.5	5.5
Accrued expenses	27.4	20.6
Accrued termination benefits	0.6	12.5
Other liabilities	—	21.8
Accounts payable and accrued liabilities	$ 72.9	$ 101.1

(11) Debt

On December 19, 2012, the Company entered into (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million (the '2012 Loan'). The proceeds received from the term loan were used by the Company to pay a $298.9 million dividend, or $13.20 per share, to all shareholders of Bats Global Markets, Inc. common stock during the fourth quarter 2012. The term of the loan was six years ending on December 19, 2018 with a variable interest rate based on 1-month London Interbank Offered Rate (LIBOR) (with a floor of 125 basis points) plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans had similar interest rates and a three-year term, ending on December 19, 2015. The Company incurred $7.1 million of debt issuance costs, which was capitalized and was being amortized over the term of the loans.

Upon consummation of the acquisition of Direct Edge on January 31, 2014, the Company entered into (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million (the 2014 Loan). The proceeds received from the 2014 Loan were used by the Company to extinguish the 2012 Loan, pay a dividend to the shareholders and for other corporate purposes. The 2012 Loan, related debt issuance costs and debt discount were extinguished resulting in a loss of $13.6 million that was recorded in non-operating expense on the consolidated statement of income. The term of the 2014 Loan is six years ending on January 31, 2020 with variable interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 400 basis points (375 if leverage ratio falls below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans have an interest rate of LIBOR plus 350 basis points and a three-year term, ending on January 31, 2017. The fee on the undrawn portion of the revolver is 0.5%. Principal payments on outstanding balances are made on a quarterly basis. The Company incurred $8.3 million of debt issuance costs, which was capitalized and is being amortized over the term of the loans.

Upon consummation of the Hotspot Acquisition, the Company amended its 2014 loan (the Amended 2014 Loan). The Amended 2014 Loan increased the spread on the variable interest rate from 400 basis points to 475 basis points and required a 25 basis point amendment fee. The required annual amortization also increased from 5.0% per annum to 7.5% per annum. The impact of the amended terms on the present value of cash flows was less than 10%; therefore the amendment was accounted for as a modification. In addition, the Company entered into a new $150 million 3-year term loan (the 2015 Term Loan B-1) and a new $228 million 5-year term loan (the 2015 Term Loan B-2), both of which were funded immediately prior to the Hotspot transaction. The 2015 Term Loan B-1 has an interest rate based on 1-month LIBOR plus a spread of 375 basis points and a 100 basis point original issue discount, or $1.5 million. The 2015 Term Loan B-2 has an interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 475 basis points and a 100 basis point original issue discount, or $2.3 million. In addition, the Company entered into a new $100 million revolving credit facility with an interest rate based on 1-month LIBOR plus a spread of 350 basis points and an undrawn fee of 50 basis points, replacing the revolving credit facility under the 2014 Loan. Debt issuance costs related to the new and restructured debt were $16.5 million, of which $0.2 million was expensed immediately and $6.6 million and $9.7 million were capitalized as debt issuance costs and additional debt discount, respectively, and are being amortized over the term of the loans.

As of December 31, 2015 and 2014, the Company's long-term debt consisted of the following (in millions):

	2015	2014
Term loan	$ 698.7	$ 447.3
Less: debt discount	(11.2)	(0.9)
Revolving credit facility	—	28.0
Total debt	687.5	474.4
Less: current portion	(87.1)	(44.2)
Total long-term debt	$ 600.4	$ 430.2

The unamortized debt discount will be amortized as part of interest expense, net through January 31, 2020, the maturity date of the term loan. The effective interest rate on the Amended 2014 term loan was 5.5% for the year ended December 31, 2015. The effective interest rate on the original 2014 term loan was 5.0% for the year ended December 31, 2014.

The credit agreement for the Amended 2014 Loan contains customary reporting requirements, events of default and affirmative and negative covenants, including a financial covenant not to exceed a maximum leverage ratio measured each quarter through the term of the loan, as further described in the credit agreement. The financial covenant places restrictions concerning the Company's ability to declare dividends and obtain additional financing, and requires that any proceeds from the sale of assets first be used to pay down the Amended 2014 Loan. As of December 31, 2015 and 2014, the Company was in compliance with the terms of the credit arrangement for the Amended 2014 Loan.

The Company and certain subsidiaries have guaranteed the repayment of obligations under the credit agreement and have granted pledges of the shares of certain subsidiaries along with a security interest in certain other assets of the Company and certain subsidiaries as collateral.

As of December 31, 2015, aggregate minimum annual maturities of long-term debt are $90.7 million in 2016, $110.7 million in 2017, $101.1 million in 2018, $73.2 million in 2019 and $323.0 million in 2020. In addition to the minimum principal payments, the Company is required to pay additional principal payments based on an annual calculation of Excess Cash Flow, as defined by the Term Loan B-2.

Interest expense recognized on the term loans and revolving loans is included in interest expense, net in the Corporate and other segment on the consolidated statements of income, and for the year ended December 31, 2015, 2014 and 2013 it is as follows (in millions):

	Year Ended December 31, 2015		Year Ended December 31, 2014		Year Ended December 31, 2013	
Components of interest expense:						
Contractual interest	$	39.9	$	24.6	$	20.0
Amortization of debt discount		3.3		0.5		3.4
Amortization of debt issuance cost		3.5		2.3		2.6
Interest expense	$	46.7	$	27.4	$	26.0

(12) Accumulated Other Comprehensive Income (Loss)

The following represents the changes in accumulated other comprehensive income (loss) by component, before tax (in millions):

	Foreign currency translation adjustment	
Balance at December 31, 2013	$	9.6
Other comprehensive loss		(15.0)
Tax effect on other comprehensive loss		5.7
Balance at December 31, 2014		0.3
Other comprehensive loss		(12.4)
Tax effect on other comprehensive loss		1.9
Balance at December 31, 2015	$	(10.2)

(13) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Instruments Measured at Fair Value on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2015 and 2014 (in millions):

	December 31, 2015			
	Total	Level 1	Level 2	Level 3
Assets:				
Available-for-sale securities:				
U.S. Treasury securities	$ 47.2	$ 47.2	$ —	$ —
Trading securities:				
U.S. Treasury securities	0.5	0.5	—	—
Total assets	$ 47.7	$ 47.7	$ —	$ —
Liabilities:				
Contingent consideration liability to related party	$ 65.4	—	—	$ 65.4
	$ 65.4	$ —	$ —	$ 65.4

	December 31, 2014			
	Total	Level 1	Level 2	Level 3
Assets:				
Available-for-sale securities:				
U.S. Treasury securities	$ 61.4	$ 61.4	$ —	$ —
Trading securities:				
U.S. Treasury securities	7.0	7.0	—	—
Total assets	$ 68.4	$ 68.4	$ —	$ —

The following is a description of the Company's valuation methodologies used for instruments measured at fair value on a recurring basis:

Trading and Available-for-sale securities

Financial investments classified as trading and available-for-sale consist of U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

Contingent Consideration Liability

The Company entered into a contingent consideration arrangement with the purchase of Hotspot from a related party on March 13, 2015. The fair value of this liability at December 31, 2015 is $65.4 million.

That value is based on estimates of discounted future cash payments under the tax sharing agreement, a significant unobservable input, and is considered a Level 3 measurement.

Instruments Measured at Fair Value on a Nonrecurring Basis

Certain assets, such as goodwill and intangible assets, are measured at fair value on a non-recurring basis. For goodwill, the process involves using a discounted cash flow method to determine the fair value of each reporting unit on a stand-alone basis. That fair value is compared to the carrying amount of the reporting unit, including its recorded goodwill. Impairment is considered to have occurred if the fair value of the reporting unit is lower than the carrying amount of the reporting unit. For the intangible assets, the process also involves using a discounted cash flow method to determine the fair value of each intangible asset. Impairment is considered to have occurred if the fair value of the intangible asset is lower than the carrying amount. These measurements are considered Level 3 and these assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2015 and 2014, none of these assets were required to be recorded at fair value since no impairment indicators were present.

Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those financial instruments held by the Company as of December 31, 2015 and 2014 (in millions):

	December 31, 2015			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 75.1	$ 75.1	$ —	$ —
Accounts receivable	131.0	—	131.0	—
Other receivables	5.4	—	5.4	—
Investment in EuroCCP	11.9	—	—	11.9
Total assets	$ 223.4	$ 75.1	$ 136.4	$ 11.9
Liabilities:				
Accounts payable	$ 42.9	$ —	$ 42.9	$ —
Section 31 fees payable	93.0	—	93.0	—
Long-term debt	687.2	—	687.2	—
Total liabilities	$ 823.1	$ —	$ 823.1	$ —

	December 31, 2014			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 122.2	$ 122.2	$ —	$ —
Restricted cash	14.0	14.0	—	—
Accounts receivable	130.2	—	130.2	—
Other receivables	3.6	—	3.6	—
Investment in EuroCCP	10.9	—	—	10.9
Total assets	$ 280.9	$ 136.2	$ 133.8	$ 10.9
Liabilities:				
Accounts payable	38.9	$ —	$ 38.9	$ —
Section 31 fees payable	107.7	—	107.7	—
Long-term debt	474.4	—	474.4	—
Total liabilities	$ 621.0	$ —	$ 621.0	$ —

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature.

Equity method investment

The fair value of the EuroCCP investment at December 31, 2015 is $11.9 million. That value is based on estimates of free cash flows from the EuroCCP entity, a significant unobservable input, and is also considered a Level 3 measurement. At December 31, 2014, the carrying amount approximated fair value of $10.9 million. The primary input to the fair value measurement is a risk premium of 6.4%. Should that rate fluctuate by one percentage point, the valuation would change by approximately $2.0 million.

Long-term debt

The carrying amount of long-term debt approximates its fair value based on traded quotes at December 31, 2015 and quoted LIBOR at December 31, 2014 and is considered a Level 2 measurement.

Information on Level 3 Financial Assets

The following table sets forth a summary of changes in the fair value of the Company's level 3 financial liabilities during the year ended December 31, 2015, including a summary of unrealized (gains) losses during the period on the Company's Level 3 financial liabilities still held as of December 31, 2015.

	Level 3 Financial Assets and Financial Liabilities for the Year Ended December 31, 2015						
	Balance at Beginning of Period	Realized (gains) losses during period	Unrealized (gains) losses during period	Purchases/iss uances	Settlements	Transfers in or (out) of Level 3	Balances at end of period
Liabilities							
Contingent consideration liability to related party	—	2.8	—	62.6	—	—	65.4
Total Liabilities	$ —	$ 2.8	$ —	$ 62.6	$ —	$ —	$ 65.4

(14) Segment Reporting

The Company operates under four reportable segments: U.S. Equities, European Equities, U.S. Options and Global FX. The Company evaluates segment performance primarily based on operating income (loss). The Company has aggregated all of its corporate costs, as well as other business ventures, within Corporate Items and Eliminations; however, professional and contract services that relate to activities of a specific segment have been allocated to that segment.

- The U.S. Equities segment includes listed cash equities and exchange-traded products transaction services that occur on BZX, BYX, EDGX and EDGA. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Trading and DE Route. It also includes the listings business where ETPs are listed on BZX. The Company acquired Direct Edge on January 31, 2014. As of January 12, 2015, the Company ceased routing transactions through DE Route.
- The European Equities segment includes the pan-European listed cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on the RIE, BTL. It also includes the listed cash equities and exchange-traded products routed

transaction services that occur on Chi-X Europe, as well as the listings business where ETPs can be listed on BTL.

- The U.S. Options segment includes the listed equity options transaction services that occur on BZX and EDGX. It also includes the listed equity options routed transaction services that occur on Trading.
- The Global FX segment includes institutional spot FX services that occur on the Hotspot platform. The Company acquired Hotspot on March 13, 2015.

Summarized financial data of the Company's reportable segments was as follows (in millions):

	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate items and eliminations	Total
2015:						
Revenues	$ 1,386.8	$ 117.9	$ 242.2	$ 31.8	$ —	$ 1,778.7
Revenues less cost of revenues	259.4	67.1	26.1	31.8	—	384.4
Depreciation and amortization	18.6	8.3	1.6	12.3	—	40.8
Operating income (loss)	149.2	31.9	9.8	(6.6)	(2.0)	182.3
Total assets	475.5	267.0	21.8	440.9	111.7	1,316.9
Goodwill	253.5	179.6	—	308.2	—	741.3
Intangible assets, net	106.6	32.6	—	99.6	0.2	239.0
Debt	—	—	—	—	687.5	687.5
Purchases of property and equipment	7.0	1.3	—	5.6	—	13.9
2014:						
Revenues	$ 1,234.5	$ 99.1	$ 124.6	$ —	$ —	$ 1,458.2
Revenues less cost of revenues	224.3	66.4	16.8	—	—	307.5
Depreciation and amortization	19.9	7.6	0.9	—	—	28.4
Operating income (loss)	83.0	30.4	8.3	—	(2.1)	119.6
Total assets	704.9	283.0	6.2	—	12.5	1,006.6
Goodwill	253.5	188.2	—	—	—	441.7
Intangible assets, net	115.1	41.2	—	—	0.2	156.5
Debt	—	—	—	—	474.4	474.4
Purchases of property and equipment	24.4	0.8	—	—	—	25.2
2013:						
Revenues	$ 662.8	$ 86.4	$ 92.3	$ —	$ —	$ 841.5
Revenues less cost of revenues	123.9	57.6	15.3	—	—	196.8
Depreciation and amortization	4.4	9.9	0.9	—	—	15.2
Operating income (loss)	77.3	17.4	8.4	—	(1.5)	101.6
Total assets	215.8	297.2	6.8	—	(62.9)	456.9
Goodwill	—	198.0	—	—	—	198.0
Intangible assets, net	—	48.8	—	—	0.2	49.0
Debt	—	—	—	—	246.0	246.0
Purchases of property and equipment	3.3	0.2	0.1	—	—	3.6

Geographic Data

The following table presents revenues and long-lived assets, net by geographic area for 2015, 2014 and 2013 (in millions). Revenues are classified based upon the location of the trading venue. Long-lived assets information is based on the physical location of the assets.

	Total revenues	Long-lived assets
2015:		
United States	$ 1,660.8	$ 793.5
United Kingdom	117.9	216.4
Total	$ 1,778.7	$ 1,009.9
2014:		
United States	$ 1,359.1	$ 396.0
United Kingdom	99.1	231.2
Total	$ 1,458.2	$ 627.2
2013:		
United States	$ 755.1	$ 8.1
United Kingdom	86.4	250.4
Total	$ 841.5	$ 258.5

(15) Employee Benefit Plan

In 2014, the Company began offering a 401(k) retirement plan eligible to all U.S. employees not eligible for the Direct Edge 401(k) plan. The Company matches participating employee contributions dollar for dollar of up to five percent of salary. In 2014, the Company also administered the legacy Direct Edge 401(k) retirement plan eligible to all Direct Edge employees. The Company matched employee contributions to this plan dollar for dollar of up to six percent, capped at $9,000. The Company's contribution amounted to $1.7 million for both the years ended December 31, 2015 and 2014. This expense is included in compensation and benefits in the consolidated statements of income.

Prior to 2014, the Company offered a SIMPLE Individual Retirement Account for the benefit of all U.S. employees. The Company matched participating employee contributions of up to three percent of salary. All U.S. employees were eligible to participate. The Company's contribution amounted to $0.5 million for the year ended December 31, 2013. This expense is included in compensation and benefits in the consolidated statements of income.

BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matched participating employee contributions of up to five percent of salary. All employees of BTL were eligible to participate. The Company's contribution amounted to $0.5 million, $0.5 million and $0.3 million for the years ended December 31, 2015, 2014 and 2013, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

(16) Related Party Transactions

Certain affiliates of stockholders of Bats conduct trading activity through the Company. The extent of such activity is presented in the accompanying consolidated statements of financial condition, income and cash flows.

The Company maintains brokerage accounts with affiliates of certain stockholders. As of December 31, 2015 and 2014, $51.3 million and $101.5 million, respectively, in cash and cash equivalents and financial investments were held in such accounts.

Certain affiliates of stockholders of Bats also own certain percentages of the term loans outstanding. As of December 31, 2015, $62.0 million of the Company's outstanding term loans is held by related parties.

In March 2015, the Company entered into a Transaction Services Agreement (TSA) with a certain stockholder, the seller of Hotspot. In connection with this TSA, the following expenses were recorded in the consolidated statements of income for the year ended December 31, 2015:

Systems and data communication	$	0.5
Occupancy		0.1
General and administrative		0.5
Total	$	1.1

(17) Regulatory Capital

As broker-dealers registered with the SEC, Trading is, and through January 9, 2015 DE Route was, subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading and DE Route compute the net capital requirements under the basic method provided for in Rule 15c3-1.

As of December 31, 2015 and 2014, Trading is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2015 and 2014, Trading had net capital of $2.3 million and $7.9 million, respectively, which was $1.8 million and $7.7 million, respectively, in excess of its required net capital of $0.5 million and $0.2 million, respectively.

As of December 31, 2014, DE Route was required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2014, DE Route had net capital of $4.8 million, which was $4.6 million in excess of its required net capital of $0.2 million for the year.

As entities regulated by the Financial Conduct Authority (FCA), BTL and Chi-X Europe are both subject to the Capital Resources Requirement (CRR). As a RIE, BTL computes its CRR in accordance with its Financial Risk Assessment, as agreed by the FCA. This CRR was $17.2 million at December 31, 2015 and $16.7 million at December 31, 2014. At December 31, 2015 and 2014, BTL had capital in excess of its required CRR of $15.0 million and $19.8 million, respectively.

As a Banks, Investment firms, PRUdential (BIPRU) 50k firm as defined by the Markets in Financial Instruments Directive of the FCA, Chi-X Europe computes its CRR as the greater of the base requirement of $0.1 million at December 31, 2015 and December 31, 2014, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2015 and 2014, Chi-X Europe had capital in excess of its required CRR of $0.4 million and $0.5 million, respectively.

(18) Equity

Distributions

During 2014, in accordance with the Direct Edge Transaction, the Company paid working capital distributions to stockholders of the Company prior to the Direct Edge Transaction of $3.45 per share. In addition, during 2014, the board of directors declared cash dividends of $4.37 per share, of which, $0.15 per share was paid in 2015.

The following table summarized the cash distributions declared by class of stock during the year ended December 31, 2014 (in millions):

Common Stock				
Voting	Non-voting	Class A non-voting	Class B non-voting	Total
$ 188.8	$ 0.7	$ 13.5	$ 18.2	$ 221.2

Stock-Based Compensation

The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of nonstatutory stock options and restricted stock. In conjunction with these programs, the Company recognized stock-based compensation expense of $5.9 million, $1.9 million and $2.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

The Company has three equity incentive plans pursuant to which stock options and restricted stock have been granted: the Amended and Restated Bats Global Markets, Inc. 2008 Stock Option Plan (2008 Plan), the Bats Global Markets, Inc. 2009 Stock Option Plan (2009 Plan) and the Third Amended and Restated Bats Global Markets, Inc. 2012 Equity Incentive Plan (2012 Plan). Options and restricted stock granted under these plans generally vest over four years. Options granted under the 2008 Plan have five-year contractual terms, while options and restricted stock granted under the 2009 Plan and 2012 Plan have ten-year contractual terms. Pursuant to the 2009 Stock Option Plan and the 2008 Stock Option Plan, the Company authorized grants of options to its full-time employees to purchase up to 2,195,417 shares of the Company's stock. Such shares must be previously unissued or reacquired shares. Pursuant to the 2012 Plan, the Company is authorized to grant restricted stock or stock options up to 1,275,000 shares.

Stock Options

In connection with the Company's failed attempt of an initial public offering (IPO) during 2012, the Company's registration statement on Form S-1 was declared effective by the SEC. As a result of the registration statement being declared effective and pursuant to the 2008 Plan and 2009 Plan, all remaining outstanding unvested stock options became fully vested one year after the effectiveness of the Company's registration statement. The Company recorded $0.4 million in stock-based compensation expense for the year ended December 31, 2013 as a result of the vesting acceleration of outstanding unvested stock options.

During 2014, in connection with the acquisition of Direct Edge, the Company modified the quantity and the exercise prices of outstanding stock options pursuant to the anti-dilutive provisions of the 2009 Plan. The quantity was increased by approximately 8% and the exercise prices were reduced by 15-20% depending on the exercise prices.

Summary stock option activity is presented below:

	Number of shares		Weighted average exercise price	Weighted average remaining contractual term (years)		Aggregate intrinsic value
Outstanding, December 31, 2012	536,625	$	27.62	6.7	$	1,652,529
Exercised	(39,750)		28.51			517,628
Forfeited	(7,500)		31.93			
Outstanding, December 31, 2013	489,375		28.30	5.8	$	2,825,771
Modification	40,935					
Granted	219,538		36.44			
Exercised	(41,477)		33.71			517,683
Outstanding, December 31, 2014	708,371	$	27.71	6.4	$	6,183,786
Exercised	(39,617)		25.53			
Outstanding and expected to vest, December 31, 2015	668,754	$	27.84	5.5	$	12,098,084
Exercisable at December 31, 2015	504,099	$	25.03	4.4	$	10,535,508

The Company estimated the grant date fair value of options awarded during 2014 using the Black-Scholes valuation model with the following assumptions:

		2014
Expected term (in years)		6.25
Expected volatility		34.0%
Expected dividends		None
Risk-free rate		1.93%
Weighted-average fair value at grant date	$	13.50
Forfeiture rate		—%

Summary of the status of nonvested options is presented below:

Nonvested options	Options	Weighted average grant-date fair value
December 31, 2012 – Nonvested	220,812	$ 24.25
Vested	(213,312)	23.29
Forfeited	(7,500)	25.65
December 31, 2013 – Nonvested	—	—
Granted	219,538	13.50
December 31, 2014 – Nonvested	219,538	13.50
Vested	(54,883)	13.50
December 31, 2015 – Nonvested	164,655	13.50

Cash proceeds received from 2,501 and 1,250 options exercised for the years ended December 31, 2015 and 2014, respectively, was $0.1 million for both periods. During 2015, 2014 and 2013, the Company purchased 27,453, 30,691 and 30,228 treasury shares for $0.4 million, $1.0 million and $1.0 million, respectively, as the result of 37,116, 41,477and 39,750 options exercised, respectively, upon cashless exercise to satisfy the exercise price and employee income tax withholdings upon exercise. Excess tax benefits from stock option exercises recognized during the years ended December 31, 2015 and 2014 was $1.0 million and was $35 thousand for December 31, 2013.

Restricted Stock

Summary restricted stock activity is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2013	154,374	$ 35.46
Granted	212,060	36.08
Vested	(46,586)	35.46
Forfeited	(38,125)	35.16
Nonvested stock at December 31, 2014	281,723	$ 35.97
Granted	166,297	45.90
Vested	(139,745)	35.88
Forfeited	(3,180)	36.16
Nonvested stock at December 31, 2015	305,095	$ 41.42

The total unrecognized compensation expense related to nonvested restricted stock is approximately $12.0 million, which will be recognized over a weighted average remaining period of 3.2 years.

During 2015, 2014 and 2013, the Company purchased 50,381, 9,827 and 6,689 treasury shares respectively for $2.3 million, $0.3 million and $0.2 million, respectively, as the result of 139,745, 46,586 shares and 25,061 shares of restricted stock vesting, respectively, to satisfy the employee income tax withholdings upon vesting.

During 2015 and 2014, the Company paid $0.9 million and $0.7 million for dividends, respectively, previously declared upon vesting of restricted stock.

Share Repurchase Program

During 2012, the Company approved a Share Repurchase Program (the SRP) as a way for employees to liquidate shares acquired through exercise of stock options or vesting of restricted stock. The SRP was effective for the periods ending on December 31, 2015, 2014 and 2013. During 2015, 2014 and 2013, the Company repurchased 22,688, 16,430 and 36,536 shares respectively into treasury for $1.0, $0.6 million and $1.2 million, respectively.

(19) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2015 and 2014 (in millions):

	2015	2014
Deferred tax assets:		
Stock-based compensation	$ 4.4	$ 4.5
Bad debts	0.1	0.1
Other assets	1.2	2.9
Property and equipment	—	0.5
Intangible start-up costs	0.2	0.2
Unrecognized tax benefits	4.2	3.0
Net operating losses and credit carryforwards	4.2	1.9
Foreign currency translation loss	3.0	1.0
Total deferred tax assets	17.3	14.1
Deferred tax liabilities:		
Goodwill and other intangibles	19.9	15.7
Property and equipment	2.7	—
Prepaid expenses	1.1	1.2
Foreign branch losses	—	0.1
Foreign equity earnings	0.4	0.3
Total deferred tax liabilities	24.1	17.3
Net deferred tax liabilities	$ (6.8)	$ (3.2)

The deferred tax asset associated with net operating losses and credit carryforwards is $4.2 million and $1.9 million for the years ended December 31, 2015 and 2014, respectively. The net operating losses have no expiration. The credit carryforwards have various expiration periods. It is anticipated that all credit carryforwards will be utilized prior to expiration.

The provision for income taxes for the years ended December 31, 2015, 2014 and 2013 consists of the following (in millions):

	2015	2014	2013
Current tax expense:			
Federal	$ 32.7	$ 21.1	$ 23.5
State	9.5	5.4	2.5
Foreign	7.4	—	—
Total current tax expense	49.6	26.5	26.0
Deferred income tax expense:			
Federal, state and foreign	6.9	4.6	2.8
Total deferred income tax expense	6.9	4.6	2.8
Income tax provision	$ 56.5	$ 31.1	$ 28.8

For the years ended December 31, 2015, 2014 and 2013, income from continuing operations before taxes consists of the following:

	2015	2014	2013
U.S. operations	$ 105.3	$ 48.8	$ 58.5
Foreign operations	33.4	31.5	17.1
	$ 138.7	$ 80.3	$ 75.6

Income tax expense (benefit) attributable to income from continuing operations consists of:

	Current	Deferred	Total
Year ended December 31, 2015			
U.S. federal	$ 32.7	$ 6.9	$ 39.6
State and local	9.5	0.8	10.3
Foreign jurisdictions	7.4	(0.8)	6.6
	$ 49.6	$ 6.9	$ 56.5
Year ended December 31, 2014			
U.S. federal	$ 21.1	$ (0.9)	$ 20.2
State and local	5.4	0.6	6.0
Foreign jurisdictions	—	4.9	4.9
	$ 26.5	$ 4.6	$ 31.1
Year ended December 31, 2013			
U.S. federal	$ 23.5	$ 12.1	$ 35.6
State and local	2.5	0.3	2.8
Foreign jurisdictions	—	(9.6)	(9.6)
	$ 26.0	$ 2.8	$ 28.8

The following table shows the tax effects to additional paid-in capital and other comprehensive (loss) income (in millions):

	Year ended December 31		
	2015	2014	2013
Excess tax benefit related to stock-based compensation	$ 1.0	$ (0.1)	$ —
Income tax (benefit) expense to other comprehensive income	(1.9)	(5.7)	1.7

The Company has elected to treat BTL and Chi-X Europe as flow-through entities for U.S. federal income tax purposes. As a result, the activities for BTL and Chi-X Europe are treated as branches of the Company, and taxable income or loss reported by BTL and Chi-X Europe are included in the U.S. federal income tax return of the Company. The Company assessed the realizability of its U.K. deferred tax assets and released its valuation allowance in 2013. The Company recorded a corresponding U.S. deferred tax liability for the U.K. deferred tax assets. It is anticipated that a portion of the U.K. tax liability will be offset by U.S. foreign tax credits subject to the limitations of Internal Revenue Code Section 901(m). Pursuant to U.K. tax law, net operating losses do not expire as long as the trade or business that generated the losses remains in existence.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the years ended December 31, 2015, 2014 and 2013 due to the following (in millions):

	2015		2014		2013	
Computed "expected" tax provision	$ 48.6	35.0%	$ 28.1	35.0%	$ 26.5	35.0%
Increase (decrease) in income tax resulting from:						
Nondeductible expenses	0.8	0.6	0.2	0.2	1.4	1.9
Section 199 benefits	(2.1)	(1.5)	(1.3)	(1.6)	(1.5)	(2.0)
State income taxes	7.8	5.7	5.0	6.2	4.4	5.8
Recognition of unrecognized tax benefits	—	—	—	—	(3.8)	(5.0)
Other	1.4	0.9	(0.9)	(1.1)	1.8	2.4
Income tax provision	$ 56.5	40.7%	$ 31.1	38.7%	$ 28.8	38.1%

The effective tax rate for 2015 was 40.7% compared to 38.7% in 2014 and 38.1% in 2013. The effective tax rate increased from 2013 to 2014 due a reduction in Section 199 benefits and an increase of unrecognized tax benefits. The effective tax rate increased from 2014 to 2015 due to higher non-deductible expenses.

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

In 2013, the Company released its valuation allowance associated with its U.K. net deferred tax assets. A reconciliation of the U.K. valuation allowance for the year ended December 31, 2013 is as follows (in millions):

	Balance beginning of period	Credited to income	Changes to accumulated other comprehensive income	Releases	Balance end of period
December 31, 2013	16.9	(7.0)	(0.4)	(9.5)	—

A reconciliation of the unrecognized tax benefits for the years ended December 31, 2015, 2014 and 2013 is as follows (in millions):

	Year ended December 31		
	2015	**2014**	**2013**
Balance at beginning of year	$ 7.9	$ 6.0	$ 9.1
Additions for acquired entities	—	0.5	—
Additions for current year tax positions	3.5	2.1	1.9
Additions for prior year tax positions	1.2	1.0	—
Reductions for prior year tax positions	(0.2)	(0.3)	(5.0)
Reductions related to expirations of statute of limitations	(0.4)	(0.3)	—
Settlements	—	(1.1)	—
Balance at end of year	$ 12.0	$ 7.9	$ 6.0

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $4.2 million and 0.5 million within the next twelve months due to potential tax authority examination adjustments and expiring statutes of limitation, respectively.

At December 31, 2015 and 2014, the Company had $9.0 million and $4.9 million, respectively, of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $1.2 million and $0.7 million related to uncertain tax positions at December 31, 2015 and 2014. Total interest and penalties increased by $0.5 million in 2015 and increased by $0.1 million in 2014.

The Company files a U.S. federal income tax return and tax returns in various jurisdictions, including a U.K. income tax return for its U.K. operations. The Company's open tax years are 2012 through 2015. The Company is currently under a U.S. federal income tax examination for tax year 2011, 2012 and 2013 and in certain states for certain subsidiaries. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(20) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share data):

	2015		2014		2013	
Numerator:						
Net income	$	82.2	$	49.2	$	46.8
Denominator:						
Weighted average common shares outstanding for basic earnings per share		32.5		31.6		22.6
Weighted average effect of dilutive securities:						
Stock options and restricted stock		0.2		0.2		0.1
Denominator for diluted earnings per share		32.7		31.8		22.7
Basic and diluted earnings per share:						
Basic earnings per share	$	2.53	$	1.56	$	2.07
Diluted earnings per share	$	2.51	$	1.55	$	2.06

Stock options to purchase and restricted stock of 0.1 million shares at December 31, 2015 and 2014 were outstanding but were not included in the computation of diluted earnings per share as they were anti-dilutive under the treasury stock method.

(21) Commitments, Contingencies and Guarantees

Operating Leases

The Company leases office and data center space under non-cancelable operating leases with third parties. Some leases contain renewal options and escalation clauses based on increases in property taxes and building operating costs.

In November 2012, the Company entered into a lease agreement with a data center provider for the primary data center in Slough, U.K. This lease is for 41 months. In December 2011, the Company also entered into new lease agreements with the data center provider for the primary data center in Weehawken, New Jersey and the back-up data center site in Chicago, Illinois. These leases are for 30 months and 34 months respectively.

In October 2012 and amended in November 2013, the Company entered into a ten year lease agreement for office space in New York, with the one-time option to cancel the lease after five years.

In November 2013, the Company extended its lease at the U.S. disaster recovery space for an additional five years.

In December 2013, the Company entered into new five-year lease agreements with a new data center provider in Secaucus, New Jersey.

In February 2014, the Company extended its lease at its U.S. headquarters for ten years.

In October 2015, the Company extended its lease at its London office through December 2017.

Future annual minimum lease commitments under these operating leases as of December 31, 2015, are as follows (in millions):

2016	$	5.4
2017		3.8
2018		2.7
2019		1.7
2020		1.6
Thereafter		6.2
Total	$	21.4

Rent expense was $3.1 million, $4.2 million and $1.9 million, for the years ended December 31, 2015, 2014 and 2013, respectively, which is recorded in occupancy expense in the accompanying consolidated statements of income. Other operating lease expense included $1.7 million, $2.5 million and $1.3 million recorded in systems and data communication for the years ended December 31, 2015, 2014 and 2013, respectively, and $6.0 million and $5.6 million recorded in general and administrative for the years ended December 31, 2015 and 2014, respectively.

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States between April 18, 2009 and the present on a registered public stock exchange (Exchange Defendants) or a United States-based alternate trading venue and were injured as a result of the misconduct detailed in the complaint, which includes allegations that the defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, Judge Jesse Furman of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Court issued an Opinion and Order granting Defendant's Motion to Dismiss, dismissing the Complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015. Plaintiff's appeal brief will be due on January 7, 2016 and Respondent's brief will be due on or before April 7, 2016.

On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against Bats and other securities exchanges. The complaints were identical in all substantive respects, but each related to the dissemination of market data under a different market system – (i) the NASDAQ UTP Plan Market System; (ii) the OPRA Market System; and (iii) the Consolidated Quotation System and the Consolidated Tape System. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015. Oral argument has been scheduled for March 3, 2016.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application currently before the SEC's Chief Administrative Law Judge, or ALJ, regarding fees proposed by Nasdaq and the NYSE for their respective market data products. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, and Bats Trading is subject to reviews and inspections by the Financial Industry Regulatory Authority ("FINRA"). The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with the federal securities laws as well as the Company's members' compliance with the federal securities laws.

Guarantees

The Company uses Wedbush Securities, Morgan Stanley and Merrill Lynch (collectively, affiliates of stockholders of the Company) to clear its routed cash equities transactions. Wedbush Securities, Morgan Stanley and Merrill Lynch guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms of routed cash equities transactions, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's options transactions. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

(22) Subsequent Events

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the consolidated financial statements as of and for the year ended December 31, 2015.

Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.)

Financial Statements

December 31, 2015

(With Independent Auditors' Report Thereon)

Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.)

Table of Contents



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Bats BZX Exchange, Inc.:

We have audited the accompanying financial statements of Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.) (the Company), which comprise the statement of financial condition as of December 31, 2015 and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

June 29, 2016

Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.)

Statement of Financial Condition

December 31, 2015

(In thousands)

Assets		
Current assets:		
Accounts receivable, including $19,592 from related parties	$	49,282
Other receivables		2,143
Total current assets		51,425
Property and equipment, net		723
Deferred income taxes		3,533
Other assets		1,000
Total assets	$	56,681
Liabilities and Stockholder's Deficit		
Current liabilities:		
Accounts payable and accrued liabilities, including $9,709 to related parties	$	23,746
Section 31 fees payable		33,232
Intercompany payable		213
Other current liabilities		496
Total current liabilities		57,687
Unrecognized tax benefits		4,887
Other liabilities		27
Stockholder's deficit:		
Additional paid-in capital		—
Accumulated deficit		(5,920)
Total stockholder's deficit		(5,920)
Total liabilities and stockholder's deficit	$	56,681

See accompanying notes to financial statements.

Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.)

Statement of Income

Year ended December 31, 2015

(In thousands)

Revenues:		
Transaction fees, including $302,352 from related parties	$	613,310
Regulatory transaction fees, including $54,873 from related parties		108,317
Market data fees, including $774 from related parties		49,876
Port fees and other, including $11,276 from related parties		28,726
Total revenues		800,229
Cost of revenues:		
Liquidity payments, including $298,696 to related parties		541,314
Section 31 fees		108,317
Routing and clearing		24,259
Total cost of revenues		673,890
Revenues less cost of revenues		126,339
Operating expenses:		
Compensation and benefits		17,317
Systems and data communication		7,647
Depreciation		1,522
Occupancy		710
Professional and contract services		1,508
Regulatory costs		4,831
Management fee		3,740
General and administrative		8,314
Total operating expenses		45,589
Operating income		80,750
Non-operating income:		
Interest income		7
Other income		4
Income before income tax provision		80,761
Income tax provision		32,724
Net income	$	48,037

See accompanying notes to financial statements.

Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.)

Statement of Changes in Stockholder's Equity (Deficit)

Year ended December 31, 2015

(In thousands)

	Additional paid-in capital	Accumulated deficit	Total stockholder's equity (deficit)
Balance at December 31, 2014	$ 64,344	$ 83,265	$ 147,609
Distribution to Parent	(64,344)	(137,222)	(201,566)
Net income	—	48,037	48,037
Balance at December 31, 2015	$ —	$ (5,920)	$ (5,920)

See accompanying notes to financial statements.

Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.)

Statement of Cash Flows

Year ended December 31, 2015

(In thousands)

Cash flows from operating activities:		
Net income	$	48,037
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		1,522
Realized gain on investments owned		(1)
Deferred income taxes		5
Changes in assets and liabilities:		
Receivables, including $1,592 from related parties		7,462
Intercompany payable		(94,774)
Other assets		2,525
Accounts payable and accrued liabilities including $1,450 to related parties		(3,747)
Unrecognized tax benefits		2,164
Section 31 fees payable		(12,588)
Other liabilities		(2,914)
Net cash used in operating activities		(52,309)
Cash flows from investing activities:		
Proceeds from maturities of financial investments		28,400
Net cash provided by investing activities		28,400
Decrease in cash and cash equivalents		(23,909)
Cash and cash equivalents:		
Beginning of year		23,909
End of year	$	—
Supplemental disclosure of noncash activity:		
Distribution to Parent	$	(201,566)

See accompanying notes to financial statements.

(1) Nature of Operations

Bats BZX Exchange, Inc. (the Company or Bats), a wholly owned subsidiary of Bats Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York and Chicago, Illinois. In addition to equity and options trading, the Company also lists Exchange Traded Products (ETPs) and provides market data products to its member firms.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company is funded by its Parent.

(d) Financial Investments

As of January 1, 2015, the Company held U.S. Treasury securities classified as available-for-sale investments. During 2015, the Company's treasury function was transferred to the Parent.

(e) Accounts Receivable

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the

Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(f) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(g) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than

50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(h) Revenue Recognition

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the Company. The Company, in turn, collects regulatory transaction fees from its members that are designed to equal to the Section 31 fees. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the statement of income. The Company collects the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognizes these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

(In thousands)

Port Fees

Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are earned and recognized on a monthly basis.

(3) Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, or ASU, 2014-09, *Revenue from Contracts with Customers* (Topic 606), which supersedes the revenue recognition guidance in ASC 605, Revenue Recognition. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2018, with early adoption permitted on January 1, 2017.. The Company is currently assessing the impact that this standard will have on the financial statements.

In March 2016, the FASB issued ASU 2016-08, *Revenue for Contracts with Customers* (Topic 606): *Principal versus Agent Considerations.* The update clarifies implementation guidance on principal versus agent considerations by further explaining that the entity is considered a principal if it controls the promised service before transferring it to the customer. This update is effective for the Company along with ASU 2014-09 for the annual reporting period beginning January 1, 2018. This update is not expected to have a material impact on the Company's financial statements.

(4) Accounts payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2015:

Accounts payable	$ 18,859
Unrecognized tax benefits - current portion	4,092
Accrued liabilities	795
	$ 23,746

(5) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

The carrying amounts of accounts receivable, other receivables, accounts payable, and Section 31 fees payable approximate fair value due to their liquid or short-term nature. Accounts receivable, other receivables, accounts payable and Section 31 fees payable are categorized as Level 2.

(6) Related Party Transactions

Certain affiliates of stockholders of the Parent conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company routes certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements is $24,257 and is included in routing and clearing in the statement of income.

(In thousands)

The Company also records expenses allocated from the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2015:

Compensation and benefits	$ 17,317
Systems and data communication	6,485
Occupancy	710
Professional and contract services	1,462
Regulatory costs	171
Management fee	3,740
General and administrative	7,516
	$ 37,401

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2015:

Deferred tax assets:	
Deferred revenue	$ 207
Property and equipment	210
Other assets	244
Unrecognized tax benefits	2,872
Total deferred tax assets	$ 3,533

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

(In thousands)

The income tax provision for the year ended December 31, 2015 consists of the following:

Current tax expense:	
Federal	$ 25,746
State	6,855
Total current tax expense	32,601
Deferred income tax (benefit) expense:	
Federal	(194)
State	317
Income tax provision	$ 32,724

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2015 due to the following:

Computed "expected" tax provision	$ 28,266	35.0%
(Decrease) increase in income tax resulting from:		
Section 199 benefits	(1,125)	-1.4%
State income taxes	3,770	4.7%
Change of unrecognized tax benefits	1,701	2.1%
Other	112	0.1%
Income tax provision	$ 32,724	40.5%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2015 is as follows:

Balance at beginning of year	$ 6,285
Additions for current year tax positions	1,539
Additions for prior year tax positions	589
Reductions related to expirations of statute of limitations	(388)
Balance at end of year	$ 8,025

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $3,352 and $366 within the next twelve months due to tax authority examination adjustments and expiring statutes of limitation, respectively.

(continued)

(In thousands)

At December 31, 2015, the Company had $6,106 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $954 related to uncertain tax positions at December 31, 2015. Total interest and penalties increased $424 in 2015.

The Company's open tax years are 2012 through 2015. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company settled its income tax payable with the Parent as of February 28, 2015.

(8) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against Bats and other securities exchanges. The complaints were identical in all substantive respects, but each related to the dissemination of market data under a different market system – (i) the NASDAQ UTP Plan Market System; (ii) the OPRA Market System; and (iii) the Consolidated Quotation System and the Consolidated Tape System. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015. Oral argument was held on March 3, 2016. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intend to litigate the matter vigorously.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for

Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application currently before the SEC's Chief Administrative Law Judge regarding fees proposed by Nasdaq and the NYSE for their respective market data products. An adverse ruling in that matter could cause the SEC to more

closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

(9) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2015 through June 29, 2016, the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2015.

Bats BYX Exchange, Inc. (formerly known as BATS Y-Exchange, Inc.)

Financial Statements

December 31, 2015

(With Independent Auditors' Report Thereon)

Bats BYX Exchange, Inc. (formerly known as BATS Y-Exchange, Inc.)

Table of Contents



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Bats BYX Exchange, Inc.:

We have audited the accompanying financial statements of Bats BYX Exchange, Inc. (formerly known as BATS Y-Exchange, Inc.) (the Company), which comprise the statement of financial condition as of December 31, 2015 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

June 29, 2016

Bats BYX Exchange, Inc. (formerly known as BATS Y-Exchange, Inc.)

Statement of Financial Condition

December 31, 2015

(In thousands)

Assets		
Current assets:		
Accounts receivable, including $7,766 from related parties	$	17,168
Intercompany receivable		11,676
Total current assets		28,844
Property and equipment, net		149
Deferred income taxes		967
Total assets	$	29,960
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities, including $1,572 to related parties	$	5,199
Section 31 fees payable		15,336
Other current liabilities		348
Total current liabilities		20,883
Unrecognized tax benefits		1,313
Stockholder's equity:		
Additional paid-in capital		—
Retained earnings		7,764
Total stockholder's equity		7,764
Total liabilities and stockholder's equity	$	29,960

See accompanying notes to financial statements.

Bats BYX Exchange, Inc. (formerly known as BATS Y-Exchange, Inc.)

Statement of Income

Year ended December 31, 2015

(In thousands)

Revenues:		
Transaction fees, including $75,436 from related parties	$	136,934
Regulatory transaction fees, including $24,866 from related parties		46,880
Market data fees, including $321 from related parties		19,943
Port fees and other, including $5,795 from related parties		13,155
Total revenues		216,912
Cost of revenues:		
Liquidity payments, including $56,524 to related parties		115,639
Section 31 fees		46,880
Routing and clearing		8,607
Total cost of revenues		171,126
Revenues less cost of revenues		45,786
Operating expenses:		
Compensation and benefits		7,395
Systems and data communication		3,530
Depreciation		609
Occupancy		301
Professional and contract services		504
Regulatory costs		1,919
Management fee		1,419
General and administrative		3,173
Total operating expenses		18,850
Operating income		26,936
Non-operating income:		
Interest income		4
Income before income tax provision		26,940
Income tax provision		10,938
Net income	$	16,002

See accompanying notes to financial statements.

Bats BYX Exchange, Inc. (formerly known as BATS Y-Exchange, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

(In thousands)

	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2014	$ 8,538	$ 20,344	$ 28,882
Distribution to Parent	(8,538)	(28,582)	(37,120)
Net income	—	16,002	16,002
Balance at December 31, 2015	$ —	$ 7,764	$ 7,764

See accompanying notes to financial statements.

Bats BYX Exchange, Inc. (formerly known as BATS Y-Exchange, Inc.)

Statement of Cash Flows

Year ended December 31, 2015

(In thousands)

Cash flows from operating activities:		
Net income	$	16,002
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		609
Deferred income taxes		(402)
Changes in assets and liabilities:		
Receivables, including $556 from related parties		191
Intercompany receivable		(30,463)
Prepaid expenses		173
Accounts payable and accrued liabilities including $288 to related parties		(135)
Unrecognized tax benefits		885
Section 31 fees payable		(2,711)
Other liabilities		(12)
Net cash used in operating activities		(15,863)
Cash flows from investing activities:		
Proceeds from maturities of financial investments		9,500
Net cash provided by investing activities		9,500
Decrease in cash and cash equivalents		(6,363)
Cash and cash equivalents:		
Beginning of year		6,363
End of year	$	—
Supplemental disclosure of noncash activity:		
Distribution to Parent	$	(37,120)

See accompanying notes to financial statements.

(1) Nature of Operations

Bats BYX Exchange, Inc. (the Company or Bats), a wholly owned subsidiary of Bats Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York and Chicago, Illinois.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company is funded by its Parent.

(d) Financial Investments

As of January 1, 2015, the Company held U.S. Treasury securities classified as available-for-sale investments. During 2015, the Company's treasury function was transferred to the Parent.

(e) Accounts Receivable

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm or market data distributors' inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(f) ***Property and Equipment, Net***

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(g) ***Income Taxes***

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(h) ***Revenue Recognition***

Transaction Fees and Liquidity Payments

Under the Company's "taker-maker" pricing model, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is

(In thousands)

charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the Company. The Company, in turn, collects regulatory transaction fees from its members that are designed to equal to the Section 31 fees. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the statement of income. The Company collects the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognizes these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Port Fees

Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are earned and recognized on a monthly basis.

(3) Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, or ASU, 2014-09, *Revenue from Contracts with Customers* (Topic 606), which supersedes the revenue recognition guidance in ASC 605, Revenue Recognition. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to

(In thousands)

receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2018, with early adoption permitted on January 1, 2017. The Company is currently assessing the impact that this standard will have on the financial statements.

In March 2016, the FASB issued ASU 2016-08, *Revenue for Contracts with Customers* (Topic 606): *Principal versus Agent Considerations.* The update clarifies implementation guidance on principal versus agent considerations by further explaining that the entity is considered a principal if it controls the promised service before transferring it to the customer. This update is effective for the Company along with ASU 2014-09 for the annual reporting period beginning January 1, 2018. This update is not expected to have a material impact on the Company's financial statements.

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2015:

Accounts payable	$	4,528
Unrecognized tax benefits - current portion		671
	$	5,199

(5) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP sets out a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

(continued)

(In thousands)

The carrying amounts of accounts receivable, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature and categorized at Level 2.

(6) Related Party Transactions

Certain affiliates of stockholders of the Parent conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company routes certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements is $8,607 and is included in routing and clearing in the statement of income.

The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries for the year ended December 31, 2015:

Compensation and benefits	$	7,395
Systems and data communication		2,856
Occupancy		301
Professional and contract services		504
Regulatory costs		96
Management fee		1,419
General and administrative		3,173
	$	15,744

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2015:

Deferred tax assets:		
Start-up expenditures	$	137
Deferred revenue		137
Property and equipment		60
Unrecognized tax benefits		633
Total deferred tax assets	$	967

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it

(continued)

(In thousands)

is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2015 consists of the following:

Current tax expense:		
Federal	$	8,766
State		2,558
Total current tax expense		11,324
Deferred income tax (benefit) expense:		
Federal		(401)
State		15
Income tax provision	$	10,938

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2015 due to the following:

Computed "expected" tax provision	$	9,429	35.0%
(Decrease) increase in income tax resulting from:			
Section 199 benefits		(379)	-1.4%
State income taxes		1,220	4.5%
Recognition of unrecognized tax benefits		640	2.4%
Other		28	0.1%
Income tax provision	$	10,938	40.6%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2015 is as follows:

Balance at beginning of year	$	1,030
Additions for current year tax positions		529
Additions for prior year tax positions		298
Reductions related to expirations of statute of limitations		(30)
Balance at end of year	$	1,827

(In thousands)

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $561 and $84 within the next twelve months due to tax authority examination adjustments and expiring statutes of limitation, respectively.

At December 31, 2015, the Company had $1,351 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $157 related to uncertain tax positions at December 31, 2015. Total interest and penalties increased $88 in 2015.

The Company's open tax years are 2012 through 2015. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial positions, results of operations, or cash flows of the Company.

The Company settled its income tax payable with the Parent as of February 28, 2015.

(8) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against Bats and other securities exchanges. The complaints were identical in all substantive respects, but each related to the dissemination of market data under a different market system – (i) the NASDAQ UTP Plan Market System; (ii) the OPRA Market System; and (iii) the Consolidated Quotation System and the Consolidated Tape System. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015. Oral argument was held on March 3, 2016. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intend to litigate the matter vigorously.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application currently before the SEC's Chief Administrative Law Judge regarding fees proposed by Nasdaq and the NYSE for their respective market data products. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

(9) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2015 through June 29, 2016, the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2015.

Bats EDGA Exchange, Inc. (formerly known as EDGA Exchange, Inc.)

Financial Statements

Year ended December 31, 2015

(With Independent Auditors' Report Thereon)

Bats EDGA Exchange, Inc. (formerly known as EDGA Exchange, Inc.)

Table of Contents



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Bats EDGA Exchange, Inc.:

We have audited the accompanying financial statements of Bats EDGA Exchange, Inc. (formerly known as EDGA Exchange, Inc.) (the Company), which comprise the statement of financial condition as of December 31, 2015 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

June 29, 2016

Bats EDGA Exchange, Inc. (formerly known as EDGA Exchange, Inc.)

Statement of Financial Condition

December 31, 2015

(In thousands)

Assets		
Current assets:		
Accounts receivable, including $6,192 from related parties	$	12,246
Intercompany receivable		7,356
Total current assets		19,602
Deferred income taxes		695
Total assets	$	20,297
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities, including $62 to related parties	$	195
Section 31 fees payable		10,598
Other current liabilities		308
Total current liabilities		11,101
Unrecognized tax benefits		754
Stockholder's equity:		
Additional paid-in capital		—
Retained earnings		8,442
Total stockholder's equity		8,442
Total liabilities and stockholder's equity	$	20,297

See accompanying notes to financial statements.

Bats EDGA Exchange, Inc. (formerly known as EDGA Exchange, Inc.)

Statement of Income

Year ended December 31, 2015

(In thousands)

Revenues:		
Transaction fees, including $16,301 from related parties	$	48,345
Regulatory transaction fees, including $16,651 from related parties		32,430
Market data fees, including $274 from related parties		14,188
Port fees and other, including $6,510 from related parties		13,977
Total revenues		108,940
Cost of revenues:		
Liquidity payments, including $5,291 to related parties		11,541
Section 31 fees		32,430
Routing and clearing		16,240
Total cost of revenues		60,211
Revenues less cost of revenues		48,729
Operating expenses:		
Compensation and benefits		4,854
Systems and data communication		2,153
Occupancy		204
Professional and contract services		280
Regulatory costs		1,686
Management fee		3,535
General and administrative		2,268
Total operating expenses		14,980
Operating income		33,749
Non-operating expense:		
Other		(1)
Income before income tax provision		33,748
Income tax provision		13,136
Net income	$	20,612

See accompanying notes to financial statements.

Bats EDGA Exchange, Inc. (formerly known as EDGA Exchange, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

(In thousands)

	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2014	$ 32,892	$ 8,877	$ 41,769
Distribution to Parent	(32,892)	(21,047)	(53,939)
Net income	—	20,612	20,612
Balance at December 31, 2015	$ —	$ 8,442	$ 8,442

See accompanying notes to financial statements.

Bats EDGA Exchange, Inc. (formerly known as EDGA Exchange, Inc.)

Statement of Cash Flows

Year ended December 31, 2015

(In thousands)

Cash flows from operating activities:		
Net income	$	20,612
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes		150
Changes in assets and liabilities:		
Accounts Receivable, including $471 from related parties		1,893
Intercompany receivable		(23,157)
Accounts payable and accrued liabilities including $15 to related parties		(7,090)
Unrecognized tax benefits		693
Section 31 fees payable		(3,117)
Other liabilities		(17)
Net cash used in operating activities		(10,033)
Cash flows from investing activities:		
Proceeds from maturities of financial investments		7,300
Net cash provided by investing activities		7,300
Decrease in cash and cash equivalents		(2,733)
Cash and cash equivalents:		
Beginning of year		2,733
End of year	$	—
Supplemental disclosure of noncash activity:		
Distribution to Parent	$	(53,939)

See accompanying notes to financial statements.

(1) Nature of Operations

Bats EDGA Exchange, Inc. (the Company or EDGA), a wholly owned subsidiary of Bats Global Markets, Inc. (Bats), is an electronic market for the trading of listed cash equity securities in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York and Chicago, Illinois.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company is funded by its Parent.

(d) Accounts Receivable

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm or market data distributors' inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(e) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred

(continued)

tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in BATS' income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with BATS.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(f) ***Revenue Recognition***

Transaction Fees and Liquidity Payments

Under the Company's "taker-maker" pricing model, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP) and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the Company. The Company, in turn, collects regulatory transaction fees from its members that are designed to equal to the Section 31 fees. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the statement of income. The Company collects the regulatory transaction fees as a pass-through

(continued)

(In thousands)

charge from members executing eligible trades and recognizes these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Port Fees

Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are earned and recognized on a monthly basis.

(3) Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, or ASU, 2014-09, *Revenue from Contracts with Customers* (Topic 606), which supersedes the revenue recognition guidance in ASC 605, Revenue Recognition. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2018 with early adoption permitted on January 1, 2017. The Company is currently assessing the impact that this standard will have on the financial statements.

In March 2016, the FASB issued ASU 2016-08, *Revenue for Contracts with Customers* (Topic 606): Principal versus Agent Considerations. The update clarifies implementation guidance on principal versus agent considerations by further explaining that the entity is considered a principal if it controls the promised service before transferring it to the customer. This update is effective for the Company along with ASU 2014-09 for the annual reporting period beginning January 1, 2018. This update is not expected to have a material impact on the Company's financial statements.

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2015:

Accounts payable	$	140
Unrecognized tax benefits - current portion		55
	$	195

(5) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP sets out a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

The carrying amounts of accounts receivable, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature. Accounts receivable, accounts payable and Section 31 fees payable are categorized as Level 2.

(6) Related Party Transactions

Certain affiliates of stockholders of Bats conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company routes certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with this arrangement is $16,090 and is included in routing and clearing in the statement of income.

(In thousands)

The Company also records expenses allocated from Bats for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from Bats for the year ended December 31, 2015:

Compensation and benefits	$	4,854
Systems and data communication		1,640
Occupancy		204
Professional and contract services		280
Regulatory costs		63
Management fee		3,535
General and administrative		2,263
	$	12,839

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2015:

Deferred tax assets:		
Net operating losses	$	330
Deferred revenue		121
Unrecognized tax benefits		244
Total deferred tax assets	$	695

The deferred tax asset associated with operating losses is $330 for the year ended December 31, 2015. The net operating losses have no expiration.

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

(In thousands)

The income tax provision for the year ended December 31, 2015 consists of the following:

Current tax expense:		
Federal	$	11,325
State		2,339
Total current tax expense		13,664
Deferred income tax benefit:		
Federal		(38)
State		(490)
Income tax provision	$	13,136

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2015 due to the following:

Computed "expected" tax provision	$	11,812	35.0%
(Decrease) increase in income tax resulting from:			
Section 199 benefits		(630)	-1.9%
State income taxes		1,499	4.4%
Change of unrecognized tax benefits		475	1.4%
Deferred rate change		3	0.0%
Other		(23)	-0.1%
Income tax provision	$	13,136	38.9%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2015 is as follows:

Balance at beginning of year	$	92
Additions for current year tax positions		647
Additions for prior year tax positions		96
Reductions related to expirations of statute of limitations		(46)
Balance at end of year	$	789

(In thousands)

The total amount of unrecognized tax benefits may decrease by approximately $10 within the next twelve months due to tax authority examination adjustments.

At December 31, 2015, the Company had $565 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $20 related to uncertain tax positions at December 31, 2015.

The Company's open tax years are 2012 through 2015. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial positions, results of operations, or cash flows of the Company.

The Company settled its income tax payable with the Parent as of February 28, 2015.

(8) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against Bats and other securities exchanges. The complaints were identical in all substantive respects, but each related to the dissemination of market data under a different market system – (i) the NASDAQ UTP Plan Market System; (ii) the OPRA Market System; and (iii) the Consolidated Quotation System and the Consolidated Tape System. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015. Oral argument was held on March 3, 2016. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intend to litigate the matter vigorously.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application currently before the SEC's Chief

Administrative Law Judge regarding fees proposed by Nasdaq and the NYSE for their respective market data products. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

(9) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2015 through June 29, 2016, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2015.

Bats EDGX Exchange, Inc. (formerly known as EDGX Exchange, Inc.)

Financial Statements

Year Ended December 31, 2015

(With Independent Auditors' Report Thereon)

Bats EDGX Exchange, Inc. (formerly known as EDGX Exchange, Inc.)

Table of Contents



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Bats EDGA Exchange, Inc.:

We have audited the accompanying financial statements of Bats EDGA Exchange, Inc. (formerly known as EDGA Exchange, Inc.) (the Company), which comprise the statement of financial condition as of December 31, 2015 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

June 29, 2016

Bats EDGX Exchange, Inc. (formerly known as EDGX Exchange, Inc.)

Statement of Financial Condition

December 31, 2015

(In thousands)

Assets		
Current assets:		
Accounts receivable, including $14,189 from related parties	$	36,041
Intercompany receivable		4,380
Other receivables		4
Total current assets		40,425
Deferred income taxes		679
Other assets		1,000
Total assets	$	42,104
Liabilities and Stockholder's Deficit		
Current liabilities:		
Accounts payable and accrued liabilities, including $5,653 to related parties	$	15,328
Section 31 fees payable		33,798
Other current liabilities		325
Total current liabilities		49,451
Unrecognized tax benefits		338
Stockholder's deficit:		
Additional paid-in capital		—
Accumulated deficit		(7,685)
Total stockholder's deficit		(7,685)
Total liabilities and stockholder's deficit	$	42,104

See accompanying notes to financial statements.

Bats EDGX Exchange, Inc. (formerly known as EDGX Exchange, Inc.)

Statement of Income

Year ended December 31, 2015

(In thousands)

Revenues:		
Transaction fees, including $191,786 from related parties	$	363,787
Regulatory transaction fees, including $48,899 from related parties		88,120
Market data fees, including $364 from related parties		39,110
Port fees and other, including $7,360 from related parties		16,228
Total revenues		507,245
Cost of revenues:		
Liquidity payments, including $188,780 to related parties		352,016
Section 31 fees		88,120
Routing and clearing		9,329
Total cost of revenues		449,465
Revenues less cost of revenues		57,780
Operating expenses:		
Compensation and benefits		16,654
Systems and data communication		6,524
Occupancy		663
Professional and contract services		896
Regulatory costs		1,725
Management fee		9,369
General and administrative		6,255
Total operating expenses		42,086
Operating income		15,694
Non-operating income:		
Interest income		1
Income before income tax provision		15,695
Income tax provision		6,195
Net income	$	9,500

See accompanying notes to financial statements.

Bats EDGX Exchange, Inc. (formerly known as EDGX Exchange, Inc.)

Statement of Changes in Stockholder's Equity (Deficit)

Year ended December 31, 2015

(In thousands)

	Additional paid-in capital	Accumulated deficit	Total stockholder's equity (deficit)
Balance at December 31, 2014	$ 29,298	$ (2,353)	$ 26,945
Distribution to Parent	(29,298)	(14,832)	(44,130)
Net income	—	9,500	9,500
Balance at December 31, 2015	$ —	$ (7,685)	$ (7,685)

See accompanying notes to financial statements.

Bats EDGX Exchange, Inc. (formerly known as EDGX Exchange, Inc.)

Statement of Cash Flows

Year ended December 31, 2015

(In thousands)

Cash flows from operating activities:		
Net income	$	9,500
Adjustments to reconcile net income to net cash used in operating activities:		
Realized gain on investments owned		(1)
Deferred income taxes		308
Changes in assets and liabilities:		
Receivables, including $3,348 from related parties		(4,688)
Intercompany receivable		(39,683)
Other assets		(1,000)
Accounts payable and accrued liabilities including $351 to related parties		(4,967)
Unrecognized tax benefits		247
Section 31 fees payable		3,682
Other liabilities		4
Net cash used in operating activities		(36,598)
Cash flows from investing activities:		
Proceeds from maturities of financial investments		16,200
Changes in restricted cash		14,000
Net cash provided by investing activities		30,200
Decrease in cash and cash equivalents		(6,398)
Cash and cash equivalents:		
Beginning of year		6,398
End of year	$	—
Supplemental disclosure of noncash activity:		
Distribution to Parent	$	(44,130)

See accompanying notes to financial statements.

(1) Nature of Operations

Bats EDGX Exchange, Inc. (the Company or EDGX), a wholly owned subsidiary of Bats Global Markets, Inc. (Bats), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York and Chicago, Illinois.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company is funded by its Parent.

(d) Accounts Receivable

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm or market data distributors' inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(e) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred

(continued)

tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in Bats' income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with Bats.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax benefit within the statement of income.

(f) ***Revenue Recognition***

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP) and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the Company. The Company, in turn, collects regulatory transaction fees from its members that are designed to equal to the Section 31 fees. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the statement of income. The Company collects the regulatory transaction fees as a pass-through

(In thousands)

charge from members executing eligible trades and recognizes these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Port Fees

Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are earned and recognized on a monthly basis.

(3) Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, or ASU, 2014-09, *Revenue from Contracts with Customers* (Topic 606), which supersedes the revenue recognition guidance in ASC 605, Revenue Recognition. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2018, with early adoption permitted on January 1, 2017. The Company is currently assessing the impact that this standard will have on the financial statements.

In March 2016, the FASB issued ASU 2016-08, *Revenue for Contracts with Customers* (Topic 606): *Principal versus Agent Considerations*. The update clarifies implementation guidance on principal versus agent considerations by further explaining that the entity is considered a principal if it controls the promised service before transferring it to the customer. This update is effective for the Company along with ASU 2014-09 for the annual reporting period beginning January 1, 2018. This update is not expected to have a material impact on the Company's financial statements.

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2015:

Accounts payable	$	15,107
Unrecognized tax benefits - current portion		193
Accrued liabilities		28
	$	15,328

(5) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP sets out a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

The carrying amounts of accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature. Accounts receivable, other receivables, accounts payable and Section 31 fees payable are categorized as Level 2.

(6) Related Party Transactions

Certain affiliates of stockholders of Bats conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company routes certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements is $9,279 and is included in routing and clearing in the statement of income.

(In thousands)

The Company also records expenses allocated from Bats for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from Bats for the year ended December 31, 2015:

Compensation and benefits	$	16,654
Systems and data communication		4,912
Occupancy		663
Professional and contract services		895
Regulatory costs		168
Management fee		9,369
General and administrative		6,250
	$	38,911

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2015:

Deferred tax assets:		
Net operating losses	$	390
Deferred revenue		128
Unrecognized tax benefits		161
Total deferred tax assets	$	679

The deferred tax asset associated with net operating losses is $390 for the year ended December 31, 2015. The net operating losses have no expiration.

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

(continued)

(In thousands)

The income tax provision for the year ended December 31, 2015 consists of the following:

Current tax expense:		
Federal	$	6,051
State		479
Total current tax expense		6,530
Deferred income tax expense (benefit):		
Federal		60
State		(395)
Income tax provision	$	6,195

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2015 due to the following:

Computed "expected" tax provision	$	5,493	35.0%
(Decrease) increase in income tax resulting from:			
Section 199 benefits		(143)	-0.9%
State income taxes		675	4.3%
Change of unrecognized tax benefits		165	1.1%
Deferred rate change		4	0.0%
Other		1	0.0%
Income tax provision	$	6,195	39.5%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2015 is as follows:

Balance at beginning of year	$	224
Additions for current year tax positions		300
Additions for prior year tax positions		4
Reductions related to expirations of statute of limitations		(57)
Balance at end of year	$	471

The total amount of unrecognized tax benefits may decrease by approximately $40 within the next twelve months due to tax authority examination adjustments.

(In thousands)

At December 31, 2015, the Company had $370 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $60 related to uncertain tax positions at December 31, 2015. Total interest and penalties increased $3 in 2015.

The Company's open tax years are 2012 through 2015. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial positions, results of operations, or cash flows of the Company.

The Company settled its income tax payable with the Parent as of February 28, 2015.

(8) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against Bats and other securities exchanges. The complaints were identical in all substantive respects, but each related to the dissemination of market data under a different market system – (i) the NASDAQ UTP Plan Market System; (ii) the OPRA Market System; and (iii) the Consolidated Quotation System and the Consolidated Tape System. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015. Oral argument was held on March 3, 2016. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intend to litigate the matter vigorously.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application currently before the SEC's Chief Administrative Law Judge, or ALJ, regarding fees proposed by Nasdaq and the NYSE for their respective market data products. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

(9) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2015 through June 29, 2016, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2015.

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

Bats BZX Exchange, Inc. ("Bats Exchange" or the "Exchange") is registered as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934. The following materials required by this Exhibit A are available on the "Regulation" page of the Exchange's public website (http://www.batstrading.com/regulation):

1. Certificate of Incorporation of Bats BZX Exchange, Inc.

2. Amended and Restated By-Laws of Bats Exchange, Inc.

These documents are updated and accurate as of the dates of each document.

Exhibit B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

1. The Rules of Bats BZX Exchange, Inc. are available at www.batstrading.com/regulation. Rule filings and circulars are also available at this location. These documents are updated frequently and are accurate as of the respective dates on each document.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A. Bats Global Markets, Inc.

1. *Name*: Bats Global Markets, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets, Inc. owns 100% of the outstanding common stock of Bats Global Markets Holdings, Inc., which is the Exchange's 100% owner.

5. *Brief description of business or functions:* Bats Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Concannon
   - Michael Richter
   - Alan Freudenstein
   - John McCarthy
   - Robert Jones
   - Chris Mitchell
   - Jamil Nazarali
   - Frank Reardon

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Tony Barchetto (Executive Vice President, Head of Corporate Development)

- Mark Hemsley (Executive Vice President, Chief Executive Officer of Bats Europe)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President, Chief Compliance Officer)

Compensation Committee

- Rob Jones
- Chris Mitchell
- Frank Reardon

Audit Committee

- Michael Richter
- Alan Freudenstein
- Robert Jones

Nominating and Corporate Governance Committee

- John McCarthy
- Alan Freudenstein
- Michael Richter

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon

   Current Officers
   - Chris Concannon (President, CEO)
   - Tami Schademann (Executive Vice President)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Direct Edge LLC

1. *Name*: Direct Edge LLC (f/k/a Direct Edge, Inc.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets, Inc. owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President, CEO)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Bats BYX Exchange, Inc.

1. *Name*: Bats BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Bats BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
   - Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)

- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)

<u>Standing Committees</u>

<u>Compensation Committee</u>
- Sandy Kemper
- Scott Wagner
- Jill Sommers

<u>Audit Committee</u>
- Jill Sommers
- David Roscoe
- Matt Billings

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Sandy Kemper
- David Roscoe

<u>Appeals Committee</u>
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. <u>Bats EDGA Exchange, Inc.</u>

1. *Name*: Bats EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Bats EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Bats Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Bats EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Concannon
   - Chris Isaacson
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   <u>Current Officers</u>
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
   - Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)

- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.*

F. Bats EDGX Exchange, Inc.

1. *Name*: Bats EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Bats EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Bats Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Bats EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
   - Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)

- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. <u>Bats Trading, Inc.</u>

1. *Name*: Bats Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Bats Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Bats Trading, Inc. provides routing of orders from the Exchange Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Isaacson
   - Tami Schademann
   - Chris Concannon
   - Brian N. Schell

   <u>Current Officers</u>
   - Troy Yeazal (President)
   - Greg Steinberg (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Derick Shupe (FINOP, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Omicron Holdings Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Bats Hotspot Holdings LLC

1. *Name*: Bats Hotspot Holdings LLC (f/k/a Hotspot FX Holdings, LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000. Name was amended from Hotspot FX Holdings, LLC, a Delaware LLC, on March 11, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Holdings LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Holdings LLC is an intermediate holding company of Bats Hotspot LLC and Bats Hotspot Services LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head Of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Bats Hotspot LLC

1. *Name*: Bats Hotspot LLC (f/k/a KCG Hotspot FX LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP; Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head Of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Bats Hotspot Services LLC

1. *Name*: Bats Hotspot Services LLC (f/k/a Hotspot FXr, L.L.C.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Services LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Services LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head of Liquidity & Client Securities)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

L. Bats Hotspot SEF LLC

1. *Name*: Bats Hotspot SEF LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 1, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot SEF LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot SEF LLC currently has no operations, but anticipates registering with the CFTC as a swap execution facility.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Pending.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - None

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. Bats International Holdings Limited

1. *Name*: Bats International Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats International Holdings Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats International Holdings Limited is a holding company of Bats Hotspot Europe Limited and Bats Hotspot Asia Pte. Ltd.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Bats Hotspot Europe Limited

1. *Name*: Bats Hotspot Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Europe Limited is wholly-owned by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Bats Hotspot Asia Pte. Ltd.

1. *Name*: Bats Hotspot Asia Pte. Ltd.
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Asia Pte. Ltd. is wholly-owned by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Ng Lip Chih

   Current Officers
   - Chris Concannon (President)
   - Chew Pei Tsing (Secretary)
   - Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Bats Trading Limited

1. *Name*: Bats Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Bats Trading Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman
   - Anthony Whalley
   - Richard Balarkas
   - Virginie Saade
   - Rebecca Fuller
   - Julian Corner
   - Kristian West
   - Ted Hood

   Current Officers
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)

- Guy Simpkin (Head of Business Development)
- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- Ted Hood
- Anthony Whalley
- Rebecca Fuller

Remuneration Committee
- John Woodman
- Anthony Whalley
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Chi-X Europe Limited

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by Bats Trading Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Bats Trading Limited

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)
   - David Howson (COO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. Bats ETF.com, Inc.

1. *Name*: Bats ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Bats ETF.com, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon

   Current Officers
   - Chris Concannon (President)
   - David Lichtblau (CEO)
   - Brian N. Schell (EVP, CFO and Treasurer)
   - Bryan Harkins (EVP, Head of U.S. Markets)
   - Chris Isaacson (EVP, Global CIO)
   - Eric Swanson (EVP, General Counsel and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. INDEXPUBS S.A.

1. *Name*: INDEXPUBS S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: INDEXPUBS S.A. is owned 0.1% by Fernando Rivera and 99.9% by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: INDEXPUBS S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: See attached.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - David Lichtblau (President)
   - Verónica Rocío Bravo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. BATS FX, Inc.

1. *Name*: BATS FX, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, BATS FX, Inc. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, BATS FX, Inc. ceased to exist.

U. **Direct Edge ECN LLC (d/b/a DE Route)**

1. *Name*: Direct Edge ECN LLC (d/b/a DE Route)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

V. Direct Edge Holdings LLC

1. *Name*: Direct Edge Holdings LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015 Direct Edge Holdings LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015 Direct Edge Holdings LLC ceased to exist.

W. Omicron Holdings Corp.

1. *Name*: Omicron Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Omicron Holdings Corp. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Omicron Holdings Corp. ceased to exist.

X. Omicron Intermediate Holdings Corp.

1. *Name*: Omicron Intermediate Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Omicron Intermediate Holdings Corp. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Omicron Intermediate Holdings Corp. ceased to exist.

A Bats Global Markets, Inc.

CERTIFICATE OF INCORPORATION OF BATS HOLDINGS, INC.

The undersigned, for the purpose of organizing a corporation under the General Corporation Law of the State of Delaware, certifies:

Name

FIRST: The name of the Corporation is BATS Holdings, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:32 PM 06/29/2007
FILED 04:30 PM 06/29/2007
SRV 070770025 - 4381463 FILE

Agreement to be entered into by and among the Corporation and the stockholders named therein on or about July 2, 2007 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is an individual, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (F) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (G) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations.*

(i) For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its

Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of BATS Exchange, Inc. to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and BATS Exchange, Inc., and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of BATS Exchange, Inc.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices.*

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article.* If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article.* If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the

Corporation (including, without limitation, a redemption pursuant to this clause (c)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification.* The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability.* To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the

Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of the Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of BATS Exchange, Inc. and if that Board shall determine that the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Certificate of Incorporation to be executed this 29th day of June, 2007.

By: [signature]
(Incorporator)

Name: Joseph P. Ratterman

4151 N. MULBERRY DRIVE
SUITE 275
KANSAS CITY, MO 64116

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF DECEMBER, A.D. 2008, AT 5:07 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



4381465 8300

081183373

You may verify this certificate online at corp.delaware.gov/authver.shtml

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 7016354

DATE: 12-11-08

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:10 PM 12/10/2008
FILED 05:07 PM 12/10/2008
SRV 081183373 - 4383465 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations.*

(i) For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of

BATS Exchange, Inc. to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and BATS Exchange, Inc., and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of BATS Exchange, Inc.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the

Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of BATS Exchange, Inc. and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 10th day of December, 2008.

By: ______________
Authorized Officer

Name: Joe Ratterman (Chief Executive Officer)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF NOVEMBER, A.D. 2010, AT 2:32 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4301465 8100

101102293





Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 8365720

DATE: 11-18-10

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:30 PM 11/10/2010
FILED 02:32 PM 11/10/2010
SRV 101102293 - 4381465 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. or the national securities exchange known as BATS Y-Exchange, Inc. (hereinafter, either such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations.*

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(e) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article.* If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article.* If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the

Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification.* The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability.* To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 18th day of November, 2010.

By: /s/ Joseph P. Ratterman
Authorized Officer – Chief Executive Officer

Name: Joseph P. Ratterman (Chief Executive Officer)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF MAY, A.D. 2011, AT 2:18 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4381465 8100

110491520

AUTHENTICATION: 8730255

DATE: 05-04-11

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:23 PM 05/04/2011
FILED 02:18 PM 05/04/2011
SRV 110491520 - 4381465 FILE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc. The original Certificate of Incorporation of the Corporation was amended and restated by filing with the Secretary of State of Delaware an Amended and Restated Certificate of Incorporation dated as of November 18, 2010.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation as heretofore amended, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 25,000,000 shares of common stock having a par value of $.01 per share ("Common Stock") of which 24,500,000 are designated as Voting Common Stock ("Voting Common Stock"), and 500,000 are designated as Non-Voting Common Stock ("Non-Voting Common Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting and conversion rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) *Voting Rights.*

(i) *Voting Common Stock.* Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) *Non-Voting Common Stock.* Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

(c) *Conversion of Non-Voting Common Stock.*

(i) Upon a transfer by any holder of any issued and outstanding shares of Non-Voting Common Stock (other than a subsidiary of the Corporation) to a person other than any Related Person of such holder, the shares of Non-Voting Common Stock so transferred shall automatically, without any action on part of the transferor, the transferee or the Corporation, be converted into an equal number of shares of Voting Common Stock upon the consummation of such transfer. Upon surrender of the certificate or certificates representing the shares so transferred and converted the Corporation shall issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates representing the shares of Voting Common Stock into which such transferred shares of Non-Voting Common Stock have been converted.

(ii) The shares of Non-Voting Common Stock shall be convertible into shares of Voting Common Stock on a one-to-one basis at any time and from time to time at the option of the holder. Any such conversion shall be effected by the surrender to the Corporation of the certificate or certificates representing the Non-Voting Common Stock, together with written notice by the holder of such Non-Voting Common Stock, stating that such holder desires to convert the shares of Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of the Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and shall include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice and certificates, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon such conversion, and the Corporation will deliver to the converting holder a certificate representing any Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

(d) Concurrently with the filing of this Second Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, all shares of common stock outstanding immediately prior to such filing shall be redesignated as Voting Common Stock, and all rights exercisable or convertible into common stock outstanding immediately prior to such filing shall be redesignated exercisable or convertible into Voting Common Stock.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. or the national securities exchange known as BATS Y-Exchange, Inc. (hereinafter, either such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations.*

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such

Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 4th day of May, 2011.



By: ______________________
Authorized Officer

Name: Eric Swanson
Title: Secretary

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BLUE GLOBAL MARKETS HOLDINGS, INC.", CHANGING ITS NAME FROM "BLUE GLOBAL MARKETS HOLDINGS, INC." TO "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 10:44 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

5368481 8100

140116433

AUTHENTICATION: 1102324

DATE: 01-31-14

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:44 AM 01/31/2014
FILED 10:44 AM 01/31/2014
SRV 140116433 - 5368481 FILE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BLUE GLOBAL MARKETS HOLDINGS, INC.

Pursuant to the provisions of § 242 and § 245 of the
General Corporation Law of the State of Delaware

FIRST: The present name of the corporation is Blue Global Markets Holdings, Inc. (the "**Corporation**"). The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was August 22, 2013 under the name BATS Global Markets Holdings, Inc.

SECOND: The Certificate of Incorporation of the Corporation is hereby amended in its entirety as set forth in the Amended and Restated Certificate of Incorporation attached as Exhibit A hereto.

THIRD: The Amended and Restated Certificate of Incorporation herein certified has been duly adopted by the sole stockholder in accordance with the provisions of § 228, 242, and 245 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate shall become effective as of upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 31st day of January, 2014.

BLUE GLOBAL MARKETS HOLDINGS, INC.

By: 

Name: Joe Rattermnn

Title: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF APRIL, A.D. 2016, AT 8:09 O`CLOCK A.M.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

5368481 8100
SR# 20162418260

Authentication: 202178366
Date: 04-20-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:09 AM 04/20/2016
FILED 08:09 AM 04/20/2016
SR 20162415170 - File Number 5368481

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

Bats Global Markets, Inc. (the "**Corporation**"), a corporation organized and existing under the Delaware General Corporation Law, as amended ("**Delaware Law**"), does hereby certify as follows:

1. The name of the Corporation is Bats Global Markets, Inc. The Corporation was originally incorporated under the name BATS Global Markets Holdings, Inc. The original certificate of incorporation of the Corporation was filed with the office of the Secretary of the State of Delaware on August 22, 2013.

2. This Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation (the "**Board of Directors**") and by the stockholders of the Corporation in accordance with Sections 242 and 245 of the of the DGCL.

3. This Amended and Restated Certificate of Incorporation restates and integrates and further amends the certificate of incorporation of the Corporation, as heretofore amended and supplemented.

4. The Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

Name

FIRST: The name of the corporation is Bats Global Markets, Inc.

Registered Office

SECOND: The initial address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The initial name of its registered agent at such address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

Capital Stock

FOURTH:

(a) *Authorized Shares*.

(i) The total number of shares of stock that the Corporation shall have authority to issue is 150 million shares, consisting of 125 million shares of voting common stock, par value $0.01 per share (the "Voting Common Stock"), 10 million shares of non-voting common stock, par value $0.01 per share (the "Non-Voting Common Stock," together with the Voting Common Stock, the "Common Stock") and 15 million shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Voting Common Stock and Non-Voting Common Stock are identical, other than in respect of voting and conversion rights as set forth herein, and, except as otherwise provided herein, for all purposes under this Amended and Restated Certificate of Incorporation (this "Certificate of Incorporation"), the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(ii) The board of directors of the Corporation (the "Board of Directors") is hereby empowered, without any action or vote by the Corporation's stockholders (except as may otherwise be provided by the terms or any class or series of Preferred Stock then outstanding) to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock by filing a certificate pursuant to Delaware Law (a "Certificate of Designation") and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware Law.

(b) *Reclassification.* At the time that this Certificate of Incorporation becomes effective under Delaware Law (the "Effective Time"):

(i) each share of Class A Non-Voting Common Stock, par value $0.01 per share, which was designated as Class A Non-Voting Common Stock in the Amended and Restated Certificate of Incorporation of the Corporation dated as of January 31, 2014 (the "2014 Certificate"), and was authorized, issued and outstanding or held as treasury stock immediately prior to the Effective Time shall, automatically and without further action by any stockholder, be converted into one share of Voting Common Stock pursuant to the terms of the 2014 Certificate; and

(ii) each share of Class B Non-Voting Common Stock, par value $0.01 per share, which was designated as Class B Non-Voting Common Stock in the 2014 Certificate, and was authorized, issued and outstanding or held as treasury stock immediately prior to the Effective Time shall, automatically and without further action by any stockholder, be reclassified as one share of Non-Voting Common Stock.

(c) *Voting Rights.* Each holder of Voting Common Stock, as such, shall be entitled to one vote for each share of Voting Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and the shares of Non-Voting Common Stock shall be non-voting; *provided, however,* that:

(i) except as otherwise required by Delaware Law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any class or series of Preferred Stock) that relates solely to the terms of one or more outstanding class or series of Preferred Stock if the holders of such affected class or series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation relating to any class or series of Preferred Stock) or pursuant to Delaware Law; and

(ii) so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) this Certificate of Incorporation or the bylaws of the Corporation (the "Bylaws") so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

(d) *Conversion of Non-Voting Common Stock.*

(i) The shares of Non-Voting Common Stock shall only be convertible, on a one-for-one basis, into shares of Voting Common Stock following a Qualified Transfer (as defined below). The term "Qualified Transfer" shall mean a sale or other transfer of Non-Voting Common Stock by a holder of such shares: (A) in a widely distributed public offering registered pursuant to the Securities Act of 1933, as amended, (B) in a private sale or transfer in which the relevant transferee (together with its Affiliates and other transferees acting in concert with it) acquires no more than 2% of any class of voting shares (as defined in 12 C.F.R. § 225.2(q)(3) and determined by giving effect to any such permitted conversion of transferred shares of Non-Voting Common Stock upon such transfer pursuant to this Article Fourth) of the Corporation, (C) to a transferee that (together with its Affiliates and other transferees acting in concert with it) owns or controls more than 50% of any class of voting shares (as defined in 12 C.F.R. § 225.2(q)(3)) of the Corporation without regard to any transfer of shares from the transferring holder of shares of Non-Voting Common Stock or (D) to the Corporation. As used in this subparagraph (d)(i) of this Article Fourth, the term "Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, and "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") has the meaning set forth in 12 C.F.R. § 225.2(e)(1).

(ii) Following a Qualified Transfer, a holder of such transferred shares of Non-Voting Common Stock may surrender to the Corporation the certificate or certificates representing the Non-Voting Common Stock, and any evidence of the Qualified Transfer as the Corporation may reasonably request, together with written notice by the holder of such Non-Voting Common Stock, stating that such holder desires to convert the shares of Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice, certificates and evidence of a Qualified Transfer as it may reasonably request, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon conversion, and the Corporation will deliver to the converting holder a certificate representing any Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Except as otherwise provided herein, such conversion, to the extent permitted by Delaware Law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the Bylaws, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article Fifth:

(i) The term "**Person**" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "**Related Persons**" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "**Act**")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in any national securities exchange registered under Section 6 of the Act with the Securities and Exchange Commission (the "**Commission**") that is a direct or indirect subsidiary of the Corporation (hereinafter, any such national securities exchange shall be referred to generally as an "**Exchange**" and any such Person, an "**Exchange Member**"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such

Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations.*

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) no Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) no Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) no Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock).

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the Commission to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board of Directors shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices.*

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article Fifth shall update such notice promptly after any change in the contents of that notice; *provided* that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors shall have the right to require any Person reasonably believed to be subject to and in violation of this Article Fifth to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article Fifth as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article.* If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article Fifth, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article Fifth and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of shares that would violate the provisions of this Article Fifth, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article Fifth.* If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares (such fair market being determined as the volume-weighted average price per share of the Common Stock during the five (5) business days immediately preceding the date of such redemption). Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH:

(a) *Power and Authority.* The business and affairs of the Corporation shall be managed by or under the Board of Directors. In addition to the powers and authority expressly conferred by Delaware Law, this Certificate of Incorporation or the Bylaws, the Board of Directors is hereby empowered to exercise all such powers and to do all such acts and things as may be exercised or done by the Corporation.

(b) *Number of Directors.* The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors.

(c) *Election of Directors.* (i) The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be practicable, of one-third of the total number of directors constituting the entire Board of Directors. Each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected; *provided* that directors initially designated as Class I directors shall serve for a term ending on the date of the 2017 annual meeting, directors initially designated as Class II directors shall serve for a term ending on the 2018 annual meeting, and directors initially designated as Class III directors shall serve for a term ending on the date of the 2019 annual meeting. Notwithstanding the foregoing, each director shall hold office until such director's successor shall have been duly elected and qualified or until the earlier of such director's death, resignation or removal. In the event of any change in the number of directors, the Board of Directors shall apportion any newly created directorships among, or reduce the number of directorships in, such class or classes as shall equalize, as nearly as possible, the number of directors in each class. In no event will a decrease in the number of directors shorten the term of any incumbent director.

(ii) The names and mailing addresses of the persons who are to serve initially as directors of each Class are:

	Name	Mailing Address
Class I	Jamil Nazarali, Frank Reardon and Michael Richter	8050 Marshall Drive Lenexa, KS 66214
Class II	Chris Concannon, Alan Freudenstein and Robert Jones	8050 Marshall Drive Lenexa, KS 66214
Class III	John McCarthy, Chris Mitchell and Joe Ratterman	8050 Marshall Drive Lenexa, KS 66214

(d) *No Cumulative Voting; No Written Ballot.* There shall be no cumulative voting in the election of directors. Election of directors need not be by written ballot unless the Bylaws so provide.

(e) *Removal of Directors.* The Board of Directors or any individual director may be removed from office in accordance with the Bylaws.

(f) *Directors Elected by Preferred Stockholders.* Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the resolution or resolutions adopted by the Board of Directors, and such directors so elected shall not be subject to the provisions of this Article Sixth unless otherwise provided therein.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

Bylaws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal the Bylaws. The Bylaws may also be amended or repealed, or new Bylaws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Bylaws must be made in accordance with procedures set out in the Bylaws.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification.* The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware Law; *provided, however,* that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, *provided, further,* that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under Delaware Law.

(b) *Limitation of Liability.* To the fullest extent not prohibited by Delaware Law, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Meetings of Stockholders

TENTH:

(a) *Annual Meetings.* An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date, and at such time as the Board of Directors shall determine.

(b) *Special Meetings.* Special meetings of the stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of such class or series of Preferred Stock adopted by resolution or resolutions of the Board of Directors pursuant to Article Fourth(a)(ii) hereto, special meetings of holders of such Preferred Stock.

(c) *No Action by Written Consent.* Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, as may be set forth in the resolution or resolutions adopted by the Board of Directors pursuant to Article Fourth(c)(i) hereto for such class or series of Non-Voting Common Stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law, as amended from time to time, and this Article Tenth and may not be taken by written consent of stockholders without a meeting.

Forum Selection

ELEVENTH: The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of Delaware Law or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article Eleventh.

Compromise or Other Arrangement

TWELFTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of Delaware Law or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of Delaware Law, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Section 203

THIRTEENTH: The Corporation shall be governed by Section 203 of Delaware Law.

Amendment of Certificate of Incorporation

FOURTEENTH:

(a) The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (*provided, however*, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles Fourth(c) and (d), Fifth through Thirteenth or this Article Fourteenth may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of the provisions set forth in any of Articles Fourth(c) and (d), Fifth, Sixth through Thirteenth or this Article Fourteenth, unless such action is approved by the affirmative vote of the holders of not less than $66^{2}/_{3}\%$ of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

(b) For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the board of directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to this Certificate of Incorporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation this 20th day of April, 2016.

/s/ Eric Swanson
Eric Swanson
Executive Vice President, General Counsel and Secretary

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF APRIL, A.D. 2016, AT 8:12 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

5368481 8100
SR# 20162415171

Authentication: 202178349
Date: 04-20-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:12 AM 04/20/2016
FILED 08:12 AM 04/20/2016
SR 20162415171 - File Number 5368481

CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

Bats Global Markets, Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies as follows:

First. The Corporation was originally incorporated under the name BATS Global Markets Holdings, Inc., and its original certificate of incorporation was filed with the Secretary of State of the State of Delaware (the "**Secretary of State**") on August 22, 2013.

Second. That the Board of Directors of said Corporation, duly adopted resolutions proposing and declaring advisable the following amendment of the Amended and Restated Certificate of Incorporation of said Corporation (the "**Certificate**") and seeking the consent of the stockholders of said Corporation to said amendment. The resolutions setting forth the proposed amendment are as follows:

THEREFORE, BE IT RESOLVED, that the Certificate be amended by amending and restating paragraph (a) of Article Fourth as follows:

"(a) *Authorized Shares*.

(i) The total number of shares of stock that the Corporation shall have authority to issue is 435 million shares, consisting of 362.5 million shares of voting common stock, par value $0.01 per share (the "**Voting Common Stock**"), 29 million shares of non-voting common stock, par value $0.01 per share (the "**Non-Voting Common Stock**" and, together with the Voting Common Stock, the "**Common Stock**") and 43.5 million shares of Preferred Stock, par value $0.01 per share (the "**Preferred Stock**"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Voting Common Stock and Non-Voting Common Stock are identical, other than in respect of voting and conversion rights as set forth herein, and, except as otherwise provided herein, for all purposes under this Amended and Restated Certificate of Incorporation (the "**Certificate of Incorporation**"), the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation."

THEREFORE, BE IT RESOLVED, that the Certificate be amended by amending Article FOURTH by adding the following:

"(e) *Stock Split*.

(i) Effective upon the filing of this certificate of amendment with the Secretary of State, each share of Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action on the part of the holders thereof be subdivided into 2.91 shares of Common Stock (the "**Stock Split**"). The par value of the Common Stock shall remain $0.01 per share. This conversion shall apply to all shares of Common Stock. No fractional shares of Common Stock shall be issued upon the Stock Split or otherwise. In lieu of any fractional shares of Common Stock to which the stockholder would otherwise be entitled upon the Stock Split, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock outstanding as of the date of the Stock Split as determined by the Board of Directors.

(ii) All certificates representing shares of Common Stock outstanding immediately prior to the filing of this certificate of amendment shall immediately after the filing of this certificate of amendment represent instead the number of shares of Common Stock as adjusted to give effect to the Stock Split as set forth in this Article FOURTH, paragraph (e)."

Third. That the aforesaid amendment has been approved and authorized by the holders of the outstanding stock entitled to vote thereon in accordance with the provisions of Section 228 of the DGCL.

Fourth. That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 and 228 of the DGCL.

Fifth. That the aforesaid amendment shall be executed, filed and recorded in accordance with Section 103 of the DGCL.

Sixth. Any time prior to the effectiveness of the filing of the aforesaid amendment with the Secretary of State, notwithstanding authorization of the proposed amendment by the stockholders of the corporation, the Board of Directors may abandon such proposed amendment without further action by the stockholders.

[Signature Page Follows]

IN WITNESS WHEREOF, BATS Global Markets, Inc. has caused this Certificate of Amendment to be signed by an authorized officer thereof, this 20th day of April, 2016.

Bats Global Markets, Inc.,
a Delaware corporation

By: /s/ Chris Concannon
Name: Chris Concannon
Title: President and Chief Executive Officer

EXHIBIT A

#85520540v2

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 75,000,000 shares of common stock having a par value of $.01 per share ("Common Stock") of which 55,000,000 are designated as Voting Common Stock ("Voting Common Stock"), 10,000,000 are designated as Class A Non-Voting Common Stock ("Class A Non-Voting Common Stock"), and 10,000,000 are designated as Class B Non-Voting Common Stock ("Class B Non-Voting Common Stock" and, together with the Class A Non-Voting Common Stock, "Non-Voting Common Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Voting Common Stock, Class A Non-Voting Common Stock and Class B Non-Voting Common Stock are identical, other than in respect of voting and conversion rights as set forth herein, and, except as otherwise provided herein, for all purposes under this Certificate of Incorporation, the Voting Common Stock, Class A Non-Voting Common Stock and Class B Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) *Voting Rights.*

(i) *Voting Common Stock.* Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) *Class A Non-Voting Common Stock.* Except as otherwise required by law, shares of Class A Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Class A Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class A Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class A Non-Voting Common Stock at a meeting of the holders of Class A Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock or the Class B Non-Voting Common Stock) the preferences, rights or powers of the Class A Non-Voting Common Stock.

(iii) *Class B Non-Voting Common Stock.* Except as otherwise required by law, shares of Class B Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Class B Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class B Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Non-Voting Common Stock at a meeting of the holders of Class B Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock or the Class A Non-Voting Common Stock) the preferences, rights or powers of the Class B Non-Voting Common Stock.

(c) *Conversion of Class A Non-Voting Common Stock.*

(i) Upon a transfer by any holder of any issued and outstanding shares of Class A Non-Voting Common Stock to a person other than any Related Person of such holder or upon any other Non-Voting ISE Conversion Event (as defined in the Investor Rights Agreement), the shares of Class A Non-Voting Common Stock so transferred (or all shares in connection with a termination of the Investor Rights Agreement) shall automatically, without any action on the part of the transferor, the transferee or the Corporation, be converted into an equal number of shares of Voting Common Stock upon the consummation of such transfer. Upon surrender of the certificate or certificates representing the shares so transferred and converted the Corporation shall issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates representing the shares of Voting Common Stock into which such transferred shares of Class A Non-Voting Common Stock have been converted.

(ii) The shares of Class A Non-Voting Common Stock shall be convertible into shares of Voting Common Stock on a one-to-one basis at any time and from time to time at the option of the holder. Any such conversion shall be effected by the surrender to the Corporation of the certificate or certificates representing the Class A Non-Voting Common Stock, together with written notice by the holder of such Class A Non-Voting Common Stock, stating that such holder desires to convert the shares of Class A Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of the Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and shall include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice and certificates, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon such conversion, and the Corporation will deliver to the converting holder a certificate representing any Class A Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

(d) *Conversion of Class B Non-Voting Common Stock.*

(i) The shares of Class B Non-Voting Common Stock shall only be convertible, on a one-for-one basis, into shares of Voting Common Stock following a Qualified Transfer (as defined below). The term "Qualified Transfer" shall mean a sale or other transfer of Class B Non-Voting Common Stock by a holder of such shares: (a) in a widely distributed public offering registered pursuant to the Securities Act of 1933, as amended, (b) in a private sale or transfer in which the relevant transferee (together with its Affiliates and other transferees acting in concert with it) acquires no more than 2% of any class of voting shares (as defined in 12 C.F.R. § 225.2(q)(3) and determined by giving effect to any such permitted conversion of transferred shares of Class B Non-Voting Common Stock upon such transfer pursuant to this Article FOURTH) of the Corporation, (c) to a transferee that (together with its Affiliates and other transferees acting in concert with it) owns or controls more than 50% of any class of voting shares (as defined in 12 C.F.R. § 225.2(q)(3)) of the Corporation without regard to any transfer of shares from the transferring holder of shares of Class B Non-Voting Common Stock or (d) to the Corporation. As used in this subparagraph (d)(i) of this Article FOURTH, the term "Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, and "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") has the meaning set forth in 12 C.F.R. § 225.2(e)(1).

(ii) Following a Qualified Transfer, a holder of such transferred shares of Class B Non-Voting Common Stock may surrender to the Corporation the certificate or certificates representing the Class B Non-Voting Common Stock, and any evidence of the Qualified Transfer as the Corporation may reasonably request, together with written notice by the holder of such Class B Non-Voting Common Stock, stating that such holder desires to convert the shares of Class B Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice, certificates and evidence of a Qualified Transfer as it may reasonably request, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon conversion, and the Corporation will deliver to the converting holder a certificate representing any Class B Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Except as otherwise provided herein, such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the Bylaws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on or about the date hereof, (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in any national securities exchange registered under Section 6 of the Act with the Securities and Exchange Commission (the "Commission") that is a direct or indirect subsidiary of the Corporation (hereinafter, any such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the Commission to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the Bylaws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

Bylaws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal Bylaws of the Corporation. The Bylaws of the Corporation may also be amended or repealed, or new Bylaws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's Bylaws must be made in accordance with procedures set out in the Bylaws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification.* The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability.* To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

AMENDED AND RESTATED

BYLAWS OF

BATS GLOBAL MARKETS, INC.

Dated as of January 31, 2014

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AMENDED AND RESTATED

BYLAWS OF

BATS GLOBAL MARKETS, INC.

Dated as of April 20, 2016

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AMENDED AND RESTATED
BYLAWS OF
BATS GLOBAL MARKETS, INC.

ARTICLE I
OFFICES

Section 1.01. Registered Office. The registered office of Bats Global Markets, Inc. (the "**Corporation**") in the State of Delaware shall be located at 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801, or at such other location within the State of Delaware as the board of directors of the Corporation (the "**Board of Directors**") may from time to time designate. The name of its registered agent at such address is The Corporation Trust Company.

Section 1.02. Other Offices. The Corporation may have such other office or offices, either within or without the State of Delaware, as the Board of Directors may from time to time designate or as the purposes of the Corporation may require from time to time.

ARTICLE II
STOCKHOLDERS MEETINGS

Section 2.01. Place of Meetings. Meetings of the stockholders of the Corporation (the "**Stockholders**") shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors.

Section 2.02. Annual Meeting.

(a) An annual meeting of Stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date and at such time as the Board of Directors shall determine.

(b) At an annual meeting of the Stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a Stockholder. For business to be properly brought before an annual meeting by a Stockholder, the Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation (the "**Secretary**"). To be timely, a Stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the one hundred and twentieth (120th) day or earlier than the close of business on the one hundred and fiftieth (150th) day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the Stockholder to be timely must be so received no earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the seventieth (70th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the Corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. A Stockholder's notice to the Secretary shall set forth as to each matter the Stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these bylaws of the Corporation (the "**Bylaws**") the language of the proposed amendment), and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the Stockholder proposing such business, and the beneficial owner, if any, on whose behalf the proposal is being made, (iii) the class and number of shares of the Corporation which are beneficially owned by the Stockholder, (iv) any material interest of the Stockholder or such beneficial owner in such business, (v) a description of all arrangements or understandings between the Stockholder and any other person or persons (naming such person or persons) pursuant to which the proposal is to be made by the Stockholder, (vi) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Stockholder or any such beneficial owner with respect to the Corporation's securities, (vii) a representation as to whether such Stockholder or any such beneficial owner intends or is part of a group that intends to (A) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (B) otherwise to solicit proxies from Stockholders in support of such proposal, (viii) any other information that would be required to be provided by the Stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "**1934 Act**"), in his or her capacity as a proponent of a Stockholder proposal and (ix) such other information relating to any proposed item of business as the Corporation may reasonably require to determine whether such proposed item of business is a proper matter for Stockholder action. Notwithstanding the foregoing, in order to include information with respect to a Stockholder proposal in the proxy statement and form of proxy for a Stockholder's meeting, Stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting in accordance with the provisions of this paragraph (b), and, if he or she should so determine, he or she shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c) Only persons who are nominated in accordance with the procedures set forth in this paragraph (c) of Section 2.02 shall be eligible for election as directors. Nominations of persons for election to the Board of Directors may be made at a meeting of Stockholders by or at the direction of the Board of Directors or by any Stockholder entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation in accordance with the provisions of paragraph (b) of this Section 2.02. Such Stockholder's notice shall set forth (i) as to each person, if any, whom the Stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the Corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the Stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the Stockholder, (E) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Stockholder or any such beneficial owner or any such nominee with respect to the Corporation's securities, (F) a representation that the Stockholder is a Stockholder of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting, (G) a representation as to whether such Stockholder or any such beneficial owner intends or is part of a group that intends to (a) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation's outstanding capital stock required to elect each such nominee and/or (b) otherwise to solicit proxies from Stockholders in support of such nomination and (H) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to the Stockholder giving notice, and the beneficial owner, if any, on whose behalf the notice was given, the information required to be provided by a Stockholder proposing business pursuant to paragraph (b) of this Section 2.02. At the request of the Board of Directors, any person nominated by a Stockholder for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in the Stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he or she should so determine, he or she shall so declare at the meeting, and the defective nomination shall be disregarded.

(d) Notwithstanding the foregoing provisions of Section 2.02(b) and Section 2.02(c), unless otherwise required by law, if a Stockholder (or a qualified representative of the Stockholder) does not appear at the annual or special meeting of Stockholders of the Corporation to present a nomination or other proposed business, such nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Corporation and counted for purposes of determining a quorum. For purposes of paragraph (d) of this Section 2.02, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders.

(e) Without limiting the foregoing provisions of this Section 2.02, a Stockholder shall also comply with all applicable requirements of the 1934 Act, and the rules and regulations thereunder, with respect to the matters set forth in this Section 2.02; *provided, however*, that any references in these Bylaws to the 1934 Act or such rules and regulations are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.02, and compliance with this Section 2.02 shall be the exclusive means for a Stockholder to make nominations or submit other business (other than as provided in paragraph (f) of this Section 2.02).

(f) Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to paragraph (b) of Section 2.02 shall be deemed satisfied by a Stockholder if such Stockholder has submitted a proposal to the Corporation in compliance with Rule 14a-8 under the 1934 Act and such Stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the meeting of Stockholders.

Section 2.03. Special Meetings. Special meetings of the Stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock, as defined in the Corporation's certificate of incorporation, as may be amended from time to time (the "**Certificate of Incorporation**"), shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of the resolution or resolutions adopted by the Board of Directors pursuant to the Certificate of Incorporation, special meetings of holders of such Preferred Stock.

Section 2.04. Notice of Meetings. Except as otherwise provided by law or the Certificate of Incorporation, written notice of each meeting of Stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of Stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any Stockholder by his or her attendance thereat in person or by proxy, except when the Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any Stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 2.05. Quorum; Vote Requirements. At all meetings of Stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the voting power of all the then-outstanding shares of stock entitled to vote at a meeting of Stockholders shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of Stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the voting power of the shares represented thereat, but no other business shall be transacted at such meeting. The Stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the votes cast at any meeting at which a quorum is present shall be valid and binding upon the Corporation; *provided, however*, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("**Delaware Law**") or by the Certificate of Incorporation or these Bylaws, a majority of the voting power of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality of the votes of the shares present in person or represented by proxy, in the case of the election of directors) of the votes present in person or represented by proxy, excluding abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series. Abstentions and broker non-votes shall not be counted as votes cast.

Section 2.06. Adjournment and Notice of Adjourned Meetings. Any meeting of Stockholders, whether annual or special, may be adjourned from time to time by the

Board of Directors or the chairman of the meeting. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting.

Section 2.07. Voting Rights. For the purpose of determining those Stockholders entitled to vote at any meeting of the Stockholders, except as otherwise provided by law or the Certificate of Incorporation, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 6.04, shall be entitled to vote at any meeting of Stockholders. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights, except where such shares are held in a fiduciary capacity by the Corporation. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Delaware Law. An agent so appointed need not be a Stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 2.08. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his or her act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in Section 217(b) of Delaware Law. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of clause (c) above shall be a majority or even split in interest.

Section 2.09. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any Stockholder who is present.

Section 2.10. Action Without Meeting. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, as may be set forth in the certificate of designations for such class or series of Preferred Stock, any action required or permitted to be taken at any annual or special meeting of Stockholders may be taken only upon the vote of Stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law and may not be taken by written consent of Stockholders without a meeting.

Section 2.11. Organization.

(a) At every meeting of Stockholders, the Chairman of the Board of Directors, or, if a Chairman of the Board of Directors has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority of the voting power of the then-outstanding shares entitled to vote at a meeting of the Stockholders, present in person or by proxy, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of Stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to Stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of Stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE III
DIRECTORS

Section 3.01. Number and Term of Office. The Board of Directors shall consist of one or more directors, with the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the Board of Directors. As set forth in Article Sixth(c) of the Certificate of Incorporation, the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be practicable, of one-third of the total number of directors constituting the entire Board of Directors. Except as otherwise provided in the Certificate of Incorporation, each director shall serve for a term ending on the date of the third annual meeting of Stockholders next following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director shall hold office until such director's successor shall have been duly elected and qualified or until the earlier of such director's death, resignation or removal. Directors need not be Stockholders unless so required by the Certificate of Incorporation. If for any cause the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the Stockholders called for that purpose in the manner provided in these Bylaws. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be a director of the Corporation.

Section 3.02. Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation. The Board of Directors shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 3.03. Vacancies. Unless otherwise provided in the Certificate of Incorporation, vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by Delaware Law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term that shall coincide with the term of the Class to which such director shall have been elected. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the Certificate of Incorporation, when one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of the other vacancies.

Section 3.04. Resignation. Any director may resign at any time by delivering his or her written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors.

Section 3.05. Removal. No director may be removed from office by the Stockholders except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all then-outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

Section 3.06. Meetings.

(a) **Annual Meetings.** The annual meeting of the Board of Directors shall be held immediately before or after the annual meeting of Stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) **Regular Meetings.** Unless otherwise specified by the Certificate of Incorporation, regular meetings of the Board of Directors shall be held at any place within or without the State of Delaware which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) **Special Meetings.** Unless otherwise specified by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer or any two of the directors.

(d) **Telephone Meetings.** Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) **Notice of Meetings.** Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) **Waiver of Notice.** The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had been brought at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.07. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; *provided, however,* at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote is required by Delaware Law, the Certificate of Incorporation or these Bylaws.

Section 3.08. Action Without Meeting. Unless otherwise restricted by Delaware Law, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

Section 3.09. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 3.10. Committees. (a) The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the Stockholders, any action or matter expressly required by Delaware Law to be submitted to the Stockholders for approval or (ii) adopting, amending or repealing these Bylaws.

(b) Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of paragraph (a) of this Section 3.10, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member, and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(c) Unless the Board of Directors shall otherwise provide, regular meetings of any committee appointed pursuant to this Section 3.10(c) shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.11. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman of the Board of Directors has not been appointed or is absent, the Chief Executive Officer, or if the Chief Executive Officer is absent, the President, or if the President is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

Section 3.12. Preferred Stock Directors. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors ("**Preferred Stock Directors**"), the election, term of office, filling of vacancies, removal and other features of such preferred stock directorships shall be governed by the terms of the applicable provisions of the Certificate of Incorporation, and the provisions of this Article III regarding such matters shall not be applicable to Preferred Stock Directors unless otherwise expressly provided therein.

ARTICLE IV
OFFICERS

Section 4.01. Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, and the Controller, all of whom shall be elected at the annual meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 4.02. Tenure and Duties of Officers.

(a) **General.** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be an officer of the Corporation.

(b) **Duties of Chief Executive Officer.** The Chief Executive Officer shall preside at all meetings of the Stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the Corporation, the Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and affairs of the Corporation. The Chief Executive Officer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. In the absence or disability of the Chief Executive Officer, or if there is no Chief Executive Officer, the President shall serve as the chief executive officer of the Corporation and shall have the powers and duties prescribed in this paragraph (b).

(c) **Duties of President.** The President shall be a senior executive officer of the Corporation and shall perform such duties and have such powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. In the absence or disability of the Chief Executive Officer, or if there is no Chief Executive Officer, the President shall serve as the chief executive officer of the Corporation and shall have the powers and duties prescribed in paragraph (b) of this Section 4.02.

(d) **Duties of Vice Presidents.** The Vice Presidents shall perform duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(e) **Duties of Secretary.** The Secretary shall attend all meetings of the Stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the Stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given to him or her in these Bylaws and other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(f) **Duties of Chief Financial Officer.** The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the President and Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

Section 4.03. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 4.04. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the Chief Executive Officer or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 4.05. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE V
EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 5.01. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the Corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the Chief Executive Officer, the President, or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 5.02. Voting of Securities Owned by the Corporation. Unless otherwise instructed by the Board of Directors, the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of Stockholders, members, partners or equity holders of any corporation, limited liability company, partnership or any other entity in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

ARTICLE VI
SHARES OF STOCK

Section 6.01. Form and Execution of Certificates. The shares of the Corporation shall be represented by certificates, *provided* that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares or a combination of certificated and uncertificated shares. Any such resolution that the shares of a class or series will only be uncertificated shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by Delaware Law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or Chief Executive Officer or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by such holder in the Corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued with the same effect as if he, she or it were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by Delaware Law, set forth on the face or back a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this Section 6.01 or otherwise required by Delaware Law or pursuant to this Section 6.01 a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. The Corporation shall not have power to issue a certificate in bearer form.

Section 6.02. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen or destroyed certificate or certificates, or the owner's legal representative, to advertise the same in such manner as it shall require or to give the Corporation and/or transfer agent and/or registrar a surety bond in such form and amount as it may direct as indemnity against any claim that may be made with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 6.03. Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such Stockholders in any manner not prohibited by Delaware Law.

(c) The Corporation shall have the right by appropriate action to impose restrictions upon the transfer of any shares of its stock, or any interest therein, from time to time, so long as such restrictions are consistent with the provisions of the Certificate of Incorporation.

(d) The Board of Directors shall have the power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed.

Section 6.04. Fixing Record Dates.

(a) In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may in its discretion or as required by Delaware Law fix a new record date for determination of Stockholders entitled to vote at the adjourned meeting, and in such case shall fix the same date or an earlier date as the record date for Stockholders entitled to notice of such adjourned meeting.

(b) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the Stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.05. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by Delaware Law.

ARTICLE VII
OTHER SECURITIES OF THE CORPORATION

All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 6.01), may be signed by the Chairman of the Board of Directors, the President or Chief Executive Officer or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however*, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE VIII
DIVIDENDS

Section 8.01. Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors pursuant to Delaware Law at any regular or special meeting. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 8.02. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, thinks proper as a reserve or reserves to meet contingencies or for equalizing dividends or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE IX
FISCAL YEAR

The fiscal year of the Corporation shall be the calendar year.

ARTICLE X
NOTICES

Section 10.01. Notices.

(a) **Notice to Stockholders.** Whenever, under any provisions of these Bylaws, notice is required to be given to any Stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to the Stockholder's last known post office address as shown by the stock record of the Corporation or its transfer agent.

(b) **Notice to Directors.** Any notice required to be given to any director may be given by the method stated in paragraph (a), or by facsimile, telex, telegram or electronic mail, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post-office address of such director.

(c) **Affidavit of Mailing.** An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the Stockholder or Stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be *prima facie* evidence of the facts therein contained.

(d) **Time Notices Deemed Given.** All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at the time of transmission.

(e) **Methods of Notice.** It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f) **Failure to Receive Notice.** The period or limitation of time within which any Stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent to such Stockholder or director in the manner above provided, shall not be affected or extended in any manner by the failure of such Stockholder or such director to receive such notice.

(g) **Notice to Person with Whom Communication Is Unlawful.** Whenever notice is required to be given, under any provision of Delaware Law or of the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of Delaware Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) **Notice to Person with Undeliverable Address.** Whenever notice is required to be given, under any provision of Delaware Law or the Certificate of Incorporation or these Bylaws, to any Stockholder to whom (i) notice of two (2) consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two (2), payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed to such person at such person's address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth such person's then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of Delaware Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph (h).

ARTICLE XI
AMENDMENTS

These Bylaws or any of them, may be altered, amended or repealed, or new Bylaws may be made, by the Stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors. Unless a higher percentage is required by the Certificate of Incorporation as to any matter that is the subject of these Bylaws, all such amendments must be approved by the affirmative vote of the holders of not less than 66⅔% of the voting power of all the then-outstanding shares of stock entitled to vote at a meeting of Stockholders, voting together as a single class, or by a majority of the Board of Directors. For so long as the Corporation shall control, directly or indirectly, a national securities exchange (an "**Exchange**") registered under Section 6 of the 1934 Act with the Securities and Exchange Commission (the "**Commission**"), before any amendment to or repeal of any provision of these Bylaws shall be effective, those changes shall be submitted to the board of directors of each Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the 1934 Act and the rules promulgated under the 1934 Act by the Commission or otherwise, then the proposed changes to these Bylaws shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE XII
SRO FUNCTIONS OF EXCHANGES

Section 12.01. Non-Interference. For so long as the Corporation shall, directly or indirectly, control an Exchange, the directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of the Exchange and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the Board of Directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the 1934 Act. No present or past Stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 12.01.

Section 12.02. Confidentiality. All books and records of the Exchange reflecting confidential information pertaining to the self-regulatory function of the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records shall not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof, and shall be retained in confidence by the Corporation and the members of the Board of Directors, officers, employees and agents of the Corporation, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these Bylaws shall be interpreted so as to limit or impede the rights of the Commission or the Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or the Exchange.

Section 12.03. Books and Records, etc. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Exchange for the purposes of, and subject to oversight pursuant to, the 1934 Act. For so long as the Corporation shall control, directly or indirectly, the Exchange, the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and the Exchange, *provided* that such books and records are related to the operation or administration of the Exchange.

Section 12.04: Compliance with Securities Laws; Cooperation with the Securities and Exchange Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and the Exchange pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and the Exchange in respect of the Commission's oversight responsibilities regarding the Exchange and the self-regulatory functions and responsibilities of the Exchange, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past Stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 12.04.

Section 12.05. Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the Commission, and the Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of the Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the Commission or the Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of the Exchange.

Section 12.06. Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors and employees, prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of this Article XII, as applicable, with respect to their activities related to the Exchange.

EXHIBIT A

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this "Agreement") is made and entered into effective as of the 31 day of January, 2014, by and among BATS Global Markets, Inc. (f/k/a BATS Global Markets Holdings, Inc., a Delaware corporation (the "Company"), and all stockholders of the Company signatory hereto or who hereafter become a party to this Agreement (the "Stockholders").

WHEREAS, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of August 23, 2013, as amended, among the Company, BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), a Delaware corporation ("BATS"), Direct Edge Holdings LLC, a Delaware limited liability company ("Direct Edge"), Blue Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Blue Merger Sub"), and Delta Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company ("Delta Merger Sub"), (i) Blue Merger Sub merged with and into BATS, with BATS as the surviving corporation, (ii) Delta Merger Sub merged with and into Direct Edge, with Direct Edge as the surviving limited liability company, (iii) the stockholders of BATS exchanged their respective shares of BATS common stock for shares of the Company's Common Stock and (iv) the members of Direct Edge exchanged their respective units of limited liability company interest of Direct Edge for shares of the Company's Common Stock (the foregoing, collectively, the "Transaction");

WHEREAS, in connection with the acquisition of Common Stock by the parties hereto pursuant to the Transaction, the parties desire to enter into this Agreement to govern certain of their rights, duties and obligations after consummation of the transactions contemplated by the Merger Agreement and the other Transaction Documents (as defined in the Merger Agreement);

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties, the parties hereto hereby agree as follows:

Section 1. General Provisions.

1.1. Definitions. As used herein, the following terms shall have the following respective meanings:

"Affiliate" of a specified Person shall mean any other Person that controls, is controlled by or is under common control with such specified Person, including but not limited to, in the case of any Person that is an entity and not a natural person, any officer, director, stockholder or other owner (if holding equity in such entity having more than 1% of such entity's combined voting power or equity value), partner, member, trustee or holder of a similar role; provided that Lime Brokerage Holdings LLC, Mark Gorton, and John Martello shall be considered Affiliates of each other for purposes of this Agreement.

"Board" shall mean the Board of Directors of the Company.

"Charter" shall mean the Company's Certificate of Incorporation, as may be amended from time to time.

"Class A Non-Voting Common Stock" shall mean the Company's class A non-voting common stock, par value $0.01 per share.

"Class B Non-Voting Common Stock" shall mean the Company's class B non-voting common stock, par value $0.01 per share.

"Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

"Common Stock" shall mean, collectively, Voting Common Stock and Non-Voting Common Stock.

"Common Holder" shall mean a Stockholder owning less than 5% of the outstanding Common Stock on a Fully Diluted Basis.

"Derivative Securities" shall mean any securities or rights convertible into, or exercisable or exchangeable for, Common Stock, including options and warrants.

"Encumbrance" shall mean any charge, claim, mortgage, servitude, easement, right of way, community or other marital property interest, covenant, equitable interest, license, lease or other possessory interest, lien, option, pledge, security interest, preference, priority, right of first refusal or similar restriction.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Founder" shall mean, together with its Affiliates, each of the following Stockholders: (i) Citigroup Financial Products, Inc.; (ii) Credit Suisse First Boston Next Fund, Inc.; (iii) DB Investment Partners, Inc.; (iv) GETCO Investments, LLC; (v) Instinet Holdings Incorporated; (vi) LabMorgan Investment Corporation; (vii) [Intentionally Omitted]; (viii) Lime Brokerage Holdings LLC; (ix) ML IBK Positions, Inc.; (x) Strategic Investments I, Inc.; (xi) Tradebot Ventures Fund 1, LLC; (xii) WEDBUSH, Inc.; (xiii) The Goldman Sachs Group, Inc.; and (xiv) Citadel Securities LLC, provided that such Stockholder, together with its Affiliates, continues to own 1% or more of the outstanding Common Stock on a Fully Diluted Basis.

"Founder Director" shall have the meaning ascribed thereto in Section 4.1(b)(i).

"Fully Diluted Basis" shall be calculated on the basis of all outstanding shares of Common Stock, including shares of Restricted Stock, and assuming full conversion and exercise of all Derivative Securities; provided, however, that shares of Restricted Stock shall not be taken into account in calculating a "Fully Diluted Basis" for purposes of Section 3 hereof.

"Investor" shall mean a Founder, a Non-Founder or ISE Stockholder, as applicable.

"Instrument of Adherence" shall have the meaning ascribed thereto in Section 2.1.

"ISE Stockholder" shall mean International Securities Exchange Holdings, Inc., together with its Affiliates.

"New Equity Plan" shall mean the BATS Global Markets, Inc. 2014 Equity Incentive Plan, as may be amended from time to time, pursuant to which the Company is authorized to grant shares of Restricted Stock (as defined below) to select employees, officers, directors and consultants of the Company and its Affiliates.

"New Issuance" shall mean, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"Non-Founder" shall mean, together with its Affiliates, a Stockholder (other than a Founder or ISE Stockholder (except as provided in Section 2.2(i)) initially owning 5% or more of the outstanding Common Stock on a Fully Diluted Basis, provided that the Stockholder, together with its Affiliates, continues to own 3% or more of the outstanding Common Stock on a Fully Diluted Basis.

"Non-Founder Director" shall have the meaning ascribed thereto in Section 4.1(b)(ii).

"Non-ISE Non-Voting Stockholder" shall have the meaning ascribed thereto in Section 2.2(i).

"Non-Voting Common Stock" shall mean the Company's Class A Non-Voting Common Stock and the Company's Class B Non-Voting Common Stock.

"Non-Voting ISE Conversion Event" shall have the meaning ascribed thereto in Section 2.2(i).

"Offer Notice" shall have the meaning ascribed thereto in Section 5.1.

"Observer" shall have the meaning ascribed thereto in Section 4.2(c).

"Person" shall mean any individual, partnership, corporation, limited liability company, group, trust, foundation or other legal entity.

"Qualified Public Offering" shall mean an offering to the public of Voting Common Stock at a per share price of not less than $12 (as adjusted for stock splits, reverse stock splits, stock dividends and similar events from and after the date of this Agreement) and gross proceeds of not less than $50,000,000.

The terms "register," "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement, or, as the context may require, under the Exchange Act or applicable state securities laws.

"Registrable Securities" shall mean (i) shares of Common Stock owned or hereinafter acquired by the Stockholders, (ii) any shares of Common Stock issued or issuable upon conversion of any capital stock of the Company acquired by the Stockholders after the date hereof, and (iii) any shares of capital stock of the Company issued or issuable with respect to the securities referred to in clauses (i) or (ii) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, or other reorganization; excluding in all cases, however, any Registrable Securities sold by a Person in a registration in which the rights under Section 6 hereof are not assigned or any shares for which registration rights have terminated pursuant to Section 6.13 hereof; provided, however, that Restricted Stock shall not be considered Registrable Securities for purposes of this Agreement.

"Registration Expenses" shall mean the expenses so described in Section 6.8.

"Restricted Stock" shall mean shares of Common Stock that are granted pursuant to the New Equity Plan or any successor or replacement thereto and that are subject to a substantial risk of forfeiture and transfer restrictions or are otherwise substantially nonvested.

"Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

"Stock" shall mean (a) the presently issued and outstanding shares of Common Stock and any Derivative Securities (which Derivative Securities shall be deemed to be that number of outstanding shares of Common Stock for which they are exercisable), (b) any additional shares of capital stock of the Company hereafter issued and outstanding and (c) any shares of capital stock of the Company into which such shares may be converted or for which they may be exchanged or exercised.

"Transfer" shall have meaning ascribed thereto in Section 2.1.

"Voting Common Stock" shall mean the Company's voting common stock, par value $0.01 per share.

Section 2. Restrictions on Transfer.

2.1. Non-Complying Transfers Prohibited. No Stockholder shall sell, assign, transfer, exchange, devise, pledge, hypothecate, encumber or otherwise alienate or dispose of (each, a "Transfer") all or any Stock owned by such Stockholder or owned by him, her or it during the term of this Agreement, or any right or interest therein, whether voluntarily or involuntarily, by operation of law, court order, foreclosure, marital property division or otherwise, except in compliance with applicable federal and state securities laws and this Agreement. All Transfers in violation of this Agreement shall be void. In addition to any other legal or equitable remedies the Company or the non-transferring Stockholders may have, the Company and each of such other Stockholders may enforce his, her or its rights under this Agreement by action(s) for specific performance, to the extent permitted by law, or may obtain a temporary and/or permanent injunction restraining any such Transfer (no bond or other security shall be required in connection with such action). The Company shall refuse to recognize any purported transferee as a Stockholder and shall continue to treat the Stockholder as a Stockholder for all purposes, including without limitation for purposes of dividend and voting rights, until all applicable provisions of this Agreement have been complied with. The remedies provided herein are cumulative and not exclusive of any other remedies provided herein or by law. Each transferee of any Stock who or which is not already a Stockholder, in addition to complying with the terms and conditions for any Transfer of Stock, shall as a condition precedent to the effectiveness of such Transfer execute and deliver an instrument of adherence hereto in a form acceptable to the Company (an "Instrument of Adherence"), thereby becoming a party hereto and a Stockholder hereunder, an Instrument of Adherence in the forms of Exhibit I and II hereto being forms acceptable to the Company and, (x) with respect to a Transfer from an Investor, such party shall be deemed an Investor for all purposes hereunder, and (y) with respect to a Transfer from a Common Holder, such party shall be deemed a Common Holder for all purposes hereunder. All Transfers permitted or contemplated by this Agreement shall be further limited by and subject to the limitations on transfer set forth in the Charter.

2.2. Rights of First Refusal on Voluntary Transfers.

(a) Offer of Stock to the Company and the Investors. If at any time any Stockholder (the "Selling Stockholder") desires to Transfer all or any portion of his, her or its Common Stock pursuant to a bona fide offer from a third party (the "Proposed Transferee"), the Selling Stockholder shall, within five (5) business days after the Proposed Transferee has delivered such offer to the Selling Stockholder, submit a written notice to the Company and the other Stockholders, which notice shall contain an offer (the "Offer") to the Company and the Investors to Transfer the Stock proposed to be Transferred (the "Offered Shares") on terms and conditions, including price, not less favorable to the Company and the Investors than those on which the Selling Stockholder proposes to Transfer such Offered Shares to the Proposed Transferee. The Offer shall disclose the identity of the Proposed Transferee, the number of Offered Shares, the total number of shares of Stock owned by the Selling Stockholder, the terms and conditions, including price, of the proposed Transfer, and any other material facts relating to the proposed Transfer. The Offer shall further state that each of the Company and the Investors may acquire, in accordance with the provisions of this Section 2.2, all or any portion of the Offered Shares, for the price, including deferred payment terms (without having to comply with any other, non-monetary terms), set forth therein; provided that the rights of the Company and the Investors to acquire the Offered Shares shall be conditioned upon the Company's and/or the Investors' acquiring all of the Offered Shares, in accordance with the provisions of this Section 2.2, for the price and upon the other terms and conditions, including deferred payment, if applicable, set forth in the Offer.

(b) Right of First Refusal of the Company. If the Company (or any assignee of the Company) desires, or determines not, to acquire all or any portion of the Offered Shares, the Company (or its assignee) shall communicate in writing such determination relating to the Offered Shares to the Selling Stockholder and to the other Stockholders within twenty (20) days after the date of receipt of the Offer (the "Company Election"), which communication shall state the number of Offered Shares that the Company (or its assignee) desires to purchase, if applicable.

(c) Right of First Refusal of the Investors. If the Company (or its assignee) does not elect to purchase all or any portion of the Offered Shares, the Investors shall have the right to purchase up to that number of remaining Offered Shares. Each Investor desiring to purchase any remaining Offered Shares shall deliver written notice to the Selling Stockholder, the other Stockholders and the Company within ten (10) days of the date of receipt of the Company Election, which notice shall state the number of remaining Offered Shares such Investor desires to purchase. In the event the Investors indicated that they desire to purchase in excess of the remaining Offered Shares after the Company or its assignee has elected to acquire or declined to acquire the Offered Shares, then the amount of Offered Shares to be acquired by each Investor shall be allocated among such Investors based upon the percentage of the Common Stock held by each such Investor to the Common Stock held by all Investors who have elected to exercise their right to acquire the Offered Shares under this Section 2.2(c).

(d) Agreement to Purchase and Sell; Closing. In the event that the Company (or its assignee) and/or the Investors (together, the "Purchasers") elect to purchase, in the aggregate, all of the Offered Shares, then the written notice by the Company (or its assignee) pursuant to Section 2.2(b) and, if there are any remaining Offered Shares, by the Investors pursuant to Section 2.2(c), shall, when taken in conjunction with the Offer, each be deemed to constitute valid, legally binding and enforceable agreements for the sale by the Selling Stockholder to each of the Purchasers of the Offered Shares. Such sales shall be made at the offices of the Company not more than sixty (60) days following the date of receipt of the Offer by the Company and the other Stockholders (or such later date not to exceed sixty (60) additional days to obtain regulatory approvals) (the "First Refusal Closing Date"), or such other date or place agreed to by the Selling Stockholder and the Purchasers. Such sales shall be effected by the Selling Stockholder's delivery to the Purchasers of stock assignment(s) duly endorsed for Transfer of ownership of, and all certificates representing, the Offered Shares, free and clear of any Encumbrances, to the Purchasers against payment to the Selling Stockholder of the purchase price therefor by the Purchasers; provided that the Purchasers shall not be required to meet any non-monetary terms of the Offer, including, without limitation, delivery of other securities in exchange for the Offered Shares, but instead, shall be required to deliver to the Selling Stockholder cash in an amount equal to the fair market value of such securities, as determined by the Board in good faith.

(e) Transfer to Proposed Transferee. Subject to Section 3, but notwithstanding anything to the contrary in this Section 2.2, if the Company and the Investors do not elect to purchase all of the Offered Shares within the time periods required by Section 2.2(b) and 2.2(c), or if the closing of any such accepted offer does not occur by the First Refusal Closing Date (and the failure to close by such date is not due to the Selling Stockholder), the Selling Stockholder shall not be required to Transfer any Offered Shares to the Company or the Investors, the rights given under this Section 2.2 to the Company and the Investors shall be without further effect and the Selling Stockholder shall be free to Transfer the Offered Shares to the Proposed Transferee at any time within ninety (90) days after the date of receipt of the Offer by the Company and the other Stockholders; provided that any such Transfer shall be at not less than the price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those specified in the Offer. Any Offered Shares not Transferred within such period of ninety (90) days shall thereafter again become subject to the requirements of a prior offer pursuant to this Section 2.2.

(f) Permitted Transferees. The provisions of Section 2.1, this Section 2.2 and Section 3 shall not apply to (i) Transfers by any Stockholder to any member of such Stockholder's family or to any trust for the benefit of such Stockholder or any family member of such Stockholder; (ii) if the Stockholder is an individual, (X) Transfers by the Stockholder to his, her or its guardian or conservator; (Y) Transfers by the Stockholder in the event of his or her death, to his or her executor(s) or administrator(s) or to trustee(s) under his or her will, or otherwise by will or the laws of descent and distribution; and (Z) Transfers by the Stockholder to a corporation or limited liability company, 100% of the securities of which are solely owned by such Stockholder; (iii) if the Stockholder is a corporation, partnership, or limited liability company, Transfers by such Stockholder to its Affiliates, stockholders, partners or members, or to any other Person or entity that controls, is controlled by or is under common control with (as defined in the Securities Act) such Stockholder; or (iv) the Company's repurchase of capital stock of the Company from an employee, director or consultant pursuant to the terms of any stock restriction agreement or stock purchase agreement between the holder of such capital stock and the Company (collectively, "Permitted Transferees"); provided that, in any such event, the Stock so Transferred in the hands of each such Permitted Transferee shall remain subject to this Agreement. Upon execution of an Instrument of Adherence, the Permitted Transferee shall become a Stockholder, and the Company shall take all such action required to effectuate such transfer to a Permitted Transferee at the transferring Stockholder's cost and such transfer shall be deemed effective regardless of whether any such action has been taken by the Company. No Transfer of Stock to a Permitted Transferee shall be effective if the purpose of such Transfer shall have been to circumvent the provisions of this Agreement. As used in this Section 2.2(f), the word "family," with respect to a Person, shall include any spouse, lineal ancestor or descendant (whether natural or adopted), brother or sister of such Person and any spouse of any such lineal ancestor or descendant, brother or sister.

(g) Restricted Stock. Notwithstanding anything to the contrary contained herein, shares of Restricted Stock shall not be subject to Transfer under this Section 2.2 and shall not be included in Offered Shares; provided, however, that shares of Restricted Stock may be subject to Transfer pursuant to Sections 2.2(f)(i) and 2.2(f)(ii) so long as the Restricted Stock remains subject to a substantial risk of forfeiture in the hands of a Permitted Transferee as if, and to the extent that, the Restricted Stock would be subject to a substantial risk of forfeiture if it had remained in the hands of the Stockholder.

(h) ISE Stockholder Purchases. Notwithstanding anything to the contrary contained herein, if the ISE Stockholder purchases and acquires any Offered Shares pursuant to the rights of first refusal granted to the Investors pursuant to this Section 2, to the extent such Offered Shares are shares of Voting Common Stock or Class B Non-Voting Common Stock, such Offered Shares shall be converted automatically (with no further action required by the Company, the Board, any Stockholder or any Person) to shares of Class A Non-Voting Common Stock. In connection with such conversion, the transferor shall surrender such Offered Shares to the Company and the Company shall issue shares of Class A Non-Voting Common Stock to ISE Stockholder.

(i) Non-ISE Non-Voting Stockholder Purchases. Notwithstanding anything to the contrary contained herein, if any holder of Non-Voting Common Stock other than the ISE Stockholder (a "Non-ISE Non-Voting Stockholder") purchases and acquires any

Offered Shares pursuant to the rights of first refusal granted to the Investors pursuant to this Section 2, to the extent such Offered Shares are shares of Voting Common Stock or, in the case of a holder of Class B Non-Voting Common Stock, Class A Non-Voting Common Stock, such Offered Shares shall be converted automatically (with no further action required by the Company, the Board, any Stockholder or any Person) to shares of Non-Voting Common Stock (of the class and type held by such Non-ISE Non-Voting Stockholder or if such Non-ISE Non-Voting Stockholder holds both Class A Non-Voting Common Stock and Class B Non-Voting Common Stock, a combination of such classes of Non-Voting Common Stock as is proportionate to the classes of Non-Voting Common Stock held by such Non-ISE Non-Voting Stockholder). In connection with such conversion, the transferor shall surrender such Offered Shares to the Company and the Company shall issue shares of Non-Voting Common Stock (of the class and type to be received by such Non-ISE Non-Voting Stockholder) to such Non-ISE Non-Voting Stockholder.

(j) Non-Voting ISE Conversion Event. (i) Upon termination of this Agreement, (ii) if ISE Stockholder Transfers any shares of Class A Non-Voting Common Stock to a Person other than any Related Person (as defined in the Charter) of ISE Stockholder or (iii) if ISE Stockholder includes any shares of Class A Non-Voting Common Stock in any public offering of stock of the Company (each, a "Non-Voting ISE Conversion Event"), then such shares (or all shares if upon termination of this Agreement) of Class A Non-Voting Common Stock shall be converted automatically (with no further action required by the Company, the Board, any Stockholder or any Person) to the same number of shares of Voting Common Stock. In the case of a Transfer described in clause (ii) above, the transferee shall be eligible to be deemed a "Non-Founder" for purposes of this Agreement in accordance with the definition thereof. ISE Stockholder and the Company shall take all such action in connection with such conversion as contemplated by the Charter. ISE Stockholder agrees that the shares of Class A Non-Voting Common Stock held by ISE Stockholder shall only be convertible to shares of Voting Common Stock in the circumstances provided in this Section 2.2(j), and any other purported conversion of such shares shall be void.

Section 3. Participation in Sales.

(a) Take-Along Right. In the event that a Stockholder (the "Offeree") receives a bona fide offer from a third party or parties other than the Company, any other Stockholder, or a Permitted Transferee (the "Third-Party Buyer") to purchase Stock owned by the Offeree (the "Take-Along Shares"), for a specified price payable in cash or other consideration and on specified terms and conditions (the "Take-Along Offer"), and the Offeree proposes to Transfer the Take-Along Shares to the Third-Party Buyer pursuant to the Take-Along Offer, the Offeree shall not effect such Transfer unless, in the event the Company and the other Stockholders have not purchased all such Take-Along Shares pursuant to Section 2.2, each other Stockholder is first given the right to sell to the Third-Party Buyer, at the same price per share and on the same terms and conditions as stated in the Take-Along Offer or as otherwise agreed by the Offeree and the other Stockholders with the Third Party Buyer, up to the number of shares of Stock equal to the Take-Along Shares multiplied by a fraction, the numerator of which shall be the aggregate number of shares of Stock owned by such other Stockholder calculated on a Fully Diluted Basis and the denominator of which shall be the aggregate number of shares of Stock outstanding on a Fully Diluted Basis. Each Stockholder with a right to participate in a Take Along Offer is hereinafter referred to as a "Right Holder."

(b) Notices of Offer and Intent to Participate. If a Right Holder wishes to participate in any sale pursuant to Section 3(a), it shall notify the Offeree in writing of such intention and the number of shares of Stock it wishes to sell pursuant to this Section 3(b) within the period of ten (10) days referred to in Section 2.2(c) above. If the Offeree does not receive such notice from the Right Holder within such period, the Offeree shall be free to consummate the proposed transaction in compliance herewith without any obligation to include such Right Holder's Stock in such transaction.

(c) Sale of Take-Along Shares. The Offeree and any Right Holder that has provided timely notice in accordance with Section 3(b) above shall sell to the Third-Party Buyer all, or at the option of the Third-Party Buyer, any part of the Stock proposed to be sold by them at not less than the price and upon other terms and conditions, if any, not more favorable to the Third-Party Buyer than those stated in the Offer; provided, however, that any purchase of less than all of such Stock by the Third-Party Buyer shall be made from the Offeree and such Right Holders pro rata based upon the relative amount of the Stock that each of the Offeree and each Right Holder are entitled to sell pursuant to Section 3(a).

(d) Restricted Stock. Notwithstanding anything to the contrary contained herein, a Stockholder who only holds shares of Restricted Stock shall not be eligible to participate in any sales as described in this Section 3.

Section 4. Board of Directors.

4.1. Election of Directors. Each Stockholder shall take or cause to be taken such actions as may be required from time to time to establish and maintain:

(a) The number of persons comprising the Board shall be not more than fifteen (15), unless increased by resolution of the Board;

(b) The election to the Board of:

(i) for each Founder, together with its Affiliates, owning 3% or more of the outstanding Common Stock on a Fully Diluted Basis, one (1) individual to be designated by such Founder and its Affiliates (in each case, for so long as the Founder remains a Founder) (the "Founder Directors");

(ii) for each Non-Founder, together with its Affiliates, owning 10% or more of the outstanding Common Stock on a Fully Diluted Basis, one (1) individual to be designated by such Non-Founder and its Affiliates (in each case, for so long as the Non-Founder remains a Non-Founder and continues to own 7% or more of the outstanding Common Stock on a Fully Diluted Basis) (the "Non-Founder Directors"); and

(iii) that number of individuals designated by Stockholders holding Voting Common Stock necessary to fill any vacancies on the Board.

For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, ISE Stockholder shall not be entitled to designate any individuals to serve on the Board.

4.2. Appointment of Directors; Removal of Directors; Filling of Vacancies; Observers.

(a) A Stockholder having the right to designate a director pursuant to Section 4.1(b) shall designate a Person to serve on the Board by providing written notice to the Company within ninety (90) days of becoming eligible to designate a Person to serve on the Board. If a Stockholder fails to designate a Person to serve on the Board within this 90-day period, such Stockholder permanently forfeits the right to appoint a Person to serve on the Board, unless, solely in the case of a Founder, the Stockholder subsequently meets the ownership requirements of a Non-Founder set forth in Section 4.1(b)(ii), in which case (i) such Stockholder shall be re-classified by the Board as a Non-Founder, (ii) this Agreement shall be deemed amended as such without any further action by the Board or Stockholders, and (iii) the Non-Founder shall be entitled to designate a Person to serve on the Board within ninety (90) days of becoming a Non-Founder pursuant to this Section 4.2(a). Notwithstanding the foregoing, if any Stockholder has designated a Person to serve on the board of directors of BATS prior to the date of this Agreement and such Person has become a member of the Board by operation of the Merger Agreement, such Stockholder shall not be required to re-designate such Person to the Board upon the execution of this Agreement. If, however, a Stockholder seeks to replace the Person it designated to serve on the board of directors of BATS with a new Founder Director or Non-Founder Director, as applicable, in conjunction with the consummation of the transactions contemplated by the Merger Agreement and the execution of this Agreement, such Stockholder must make such designation in accordance with this Section 4.2(a).

(b) Each Stockholder shall take all action necessary to remove forthwith any director when (and only when) such removal is requested for any reason, with or without cause, by the Person(s) that designated such director for election. In the case of the death, resignation or removal as herein provided of a director, each Stockholder shall vote all Stock owned by him, her or it to elect another individual designated by the same Person(s) that designated the deceased, resigning or removed director if, at the time such vacancy occurs, such Person(s) shall have the right to designate a director pursuant to Section 4.1. If a director is removed in accordance with this Section 4.2(b), the Person(s) that designated such director shall designate a replacement director to serve on the Board within sixty (60) days of such removal by providing written notice to the Company. If a Stockholder fails to designate a replacement director to serve on the Board within this 60-day period, such Stockholder permanently forfeits the right to appoint a Person to serve on the Board, unless, solely in the case of a Founder, the Stockholder subsequently meets the ownership requirements of a Non-Founder set forth in Section 4.1(b)(ii), in which case (i) such Stockholder shall be re-classified by the Board as a Non-Founder, (ii) this Agreement shall be deemed amended as such without any further action by the Board or Stockholders, (iii) and the Non-Founder shall be entitled to designate a Person to serve on the Board in accordance with Section 4.2(a).

(c) Notwithstanding anything to the contrary in this Agreement, each Founder and Non-Founder will have the right to have one representative present during all meetings of the Board and any committee thereof (the "Observer"). The Observer will have the right to be present (either in person or by teleconference or video conference) and address the Board or any committee thereof at all meetings the Board or any committee thereof, and receive copies of all materials and correspondence delivered to the members of the Board or any committee thereof. For purposes of clarity, the Observer is not entitled to vote at any meeting of the Board or any committee thereof as a member of the Board or such committee. Each Founder and Non-Founder will cause its Observer to agree to abide by and be subject to the obligations imposed upon directors of the Company pursuant to Article XIV of the Company's bylaws.

4.3. Limitation on Certain Actions by the Company. Without the prior affirmative vote of the holders of at least 70% of the then outstanding shares of Voting Common Stock, the Company shall not:

(a) adopt or effect any plan of sale, merger, consolidation, dissolution, reorganization or recapitalization of the Company;

(b) offer to sell, offer to license, offer to pledge, offer to lease, offer to assign or offer to otherwise dispose, or sell, license, pledge, lease, assign or otherwise dispose, of all or substantially all of the assets of the Company;

(c) issue, sell, deliver or grant any right to purchase any Derivative Securities (except in accordance with Section 5.2(ii)) or any shares of capital stock, or any interest therein, of the Company, other than as contemplated by this Agreement; or

(d) amend or restate the Company's certificate of incorporation or bylaws.

4.4. [Intentionally Omitted].

4.5. Specific Enforcement. Each party hereto agrees that its obligations under this Section 4 are necessary and reasonable in order to protect the other parties to this Agreement, and each party expressly agrees and understands that monetary damages would inadequately compensate an injured party for the breach of this Section 4 by any party, that this Section 4 shall be specifically enforceable, and that, in addition to any other remedies that may be available at law, in equity or otherwise, any breach or threatened breach of this Section 4 shall be the proper subject of a temporary or permanent injunction or restraining order, without the necessity of proving actual damages. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

Section 5. Percentage Maintenance.

5.1. Notice of New Issuance. Subject to the terms and conditions of this Section 5 and applicable securities laws, if, at any time after the date hereof, the Company proposes to offer or sell or offers or sells any New Issuances, the Company shall first offer such New Issuances to each Stockholder; provided, however, such Stockholder shall have no right to purchase any such New Issuances if such Stockholder cannot demonstrate to the Company's reasonable satisfaction that such Stockholder is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities

Act. Each Stockholder shall be entitled to apportion the right of first offer hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate.

(a) The Company shall give notice (the "Offer Notice") to each Stockholder, stating (i) its bona fide intention to offer such New Issuances, (ii) the number of such New Issuances to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Issuances.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Stockholder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Issuances (i) with respect to holders of Voting Common Stock, in Voting Common Stock or such New Issuance convertible, exchangeable or exercisable into Voting Common Stock, (ii) in the case of the ISE Stockholder, Class A Non-Voting Common Stock or such New Issuance convertible, exchangeable or exercisable into Class A Non-Voting Common Stock, (iii) in the case of a Non-ISE Non-Voting Stockholder, the amount and type of Non-Voting Common Stock in proportion to the amount and type of Non-Voting Common Stock held by such Non-ISE Non-Voting Stockholder or such New Issuance convertible, exchangeable or exercisable into amounts and types of such Non-Voting Common Stock and (iv), in the case of holders of Restricted Stock, shares of Restricted Stock or such New Issuance convertible, exchangeable or exercisable into shares of Restricted Stock but in each case only in the proportions that the Common Stock and shares of Restricted Stock issued and held by such Stockholder bear to the total Common Stock of the Company then outstanding (on a Fully Diluted Basis). At the expiration of such twenty (20) day period, the Company shall promptly notify each Stockholder that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Stockholder") of any other Stockholder's failure to do likewise (each Stockholder who does not elect to purchase or acquire all available shares, a "Non-Electing Stockholder"). During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Stockholder may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, in the form of Common Stock of the voting or non-voting class held by such Stockholder and, if applicable, shares of Restricted Stock up to that portion of the New Issuances not subscribed for by the Non-Electing Stockholders equal to the proportions that the Common Stock and shares of Restricted Stock issued and held by such Fully Exercising Stockholder bear to the Common Stock issued and held by all Fully Exercising Stockholders who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 5.1(b) shall occur within sixty (60) days of the date that the Offer Notice is given.

(c) If all New Issuances referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 5.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 5.1(b), offer and sell the remaining unsubscribed portion of such New Issuances to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Issuances within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Issuances shall not be offered unless first reoffered to the Stockholders in accordance with this Section 5.1.

(d) Any shares of Restricted Stock purchased or acquired pursuant to this Section 5.1 shall be governed by the New Equity Plan and applicable award agreements thereunder and shall vest at the same time and in the same proportions as the shares of Restricted Stock held by such Stockholder as of the date of the New Issuance.[1]

5.2. Exempt Issuances. The obligation to provide an Offer Notice and the right of first offer in this Section 5 shall not be applicable in the following instances: (i) a dividend or distribution payable pro rata to all holders of Common Stock; (ii) pursuant to the grant or exercise of options to purchase shares of Common Stock or the grant or vesting of shares of Restricted Stock (subject to ratable adjustment in the event of any stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event affecting such shares) issued to employees, officers, directors or consultants of the Company or any subsidiary thereof pursuant to the New Equity Plan (or any other compensation plan or arrangement previously approved by the Board); (iii) in connection with any acquisition (by merger or otherwise) by the Company or any subsidiary of the Company of all or substantially all of the assets or equity interests of any other entity; provided that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of outstanding Common Stock on a Fully Diluted Basis; (iv) in connection with joint ventures, strategic alliances, corporate partnerings, equipment lease financings or bank credit arrangements entered into for non-equity financing purposes provided that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of outstanding Common Stock on a Fully Diluted Basis; or (v) pursuant to a Qualified Public Offering covering the offer and sale of Common Stock.

5.3. Rights of New Purchasers. Any purchaser in a New Issuance who is not currently a Stockholder shall be required, as a condition to the purchase, to execute an Instrument of Adherence. Upon such execution of an Instrument of Adherence, such purchaser shall become a Stockholder. In the event that any Stockholder, whether through participation in a New Issuance or a transfer of previously issued Stock, becomes the owner of more than 5% of the issued and outstanding Stock (on a Fully Diluted Basis), then such Stockholder shall be deemed to be, and to have all the rights and obligations hereunder of, an "Investor" for purposes of this Agreement (provided, however, that any Stockholder which, when together with its Affiliates, owns more than 5% of the issued and outstanding Stock (on a Fully Diluted Basis) shall, together as a group, be considered an "Investor"), and the parties hereto agree to take all commercially reasonable action as is necessary to amend this Agreement to provide such rights to such Stockholder.

Section 6. Registration Rights.

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[1] For example: If on June 1, 2013 (the date of a New Issuance), a Stockholder has an award of 150 shares of Restricted Stock which vests in equal annual installments of 33% each on January 1 of each of 2014 through 2016 and has a second award of 400 shares of Restricted Stock which vests in equal annual installments of 25% each on June 1 of each of 2014 through 2017, then the shares of Restricted Stock purchased or acquired as a result of the New Issuance shall vest as follows: 9.1% of the shares of Restricted Stock shall vest on January 1 of each of 2014 through 2016 and 18.2% of the shares of Restricted Stock shall vest on June 1 of each of 2014 through 2017.

6.1. Restrictive Legend. Each certificate representing Stock shall, except as otherwise provided in this Section 6, be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY OTHER APPLICABLE SECURITIES LAWS, UNLESS THE HOLDER SHALL HAVE OBTAINED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.
>
> THE SALE, TRANSFER, ASSIGNMENT, PLEDGE OR ENCUMBRANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN INVESTOR RIGHTS AGREEMENT AMONG BATS GLOBAL MARKETS, INC. AND CERTAIN HOLDERS OF THE OUTSTANDING CAPITAL STOCK OF SUCH COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF SUCH COMPANY.

Upon request of a holder of such a certificate, the Company shall remove the foregoing legend from the certificate or issue to such holder a new certificate therefor free of any transfer legend, if there is an effective registration statement covering the securities represented by such certificate or, with such request, the Company shall have received either the opinion referred to in Section 6.3(i) below or the "no-action" letter referred to in Section 6.3(ii) below.

6.2. Restricted Stock. In addition, Restricted Stock shall also bear the following legend:

> BY ITS ACQUISITION HEREOF, THE HOLDER AGREES TO BE BOUND BY THE PROVISIONS OF THE RESTRICTED STOCK AWARD AGREEMENT DATED AS OF [ ], BY AND BETWEEN THE COMPANY AND THE HOLDER, INCLUDING PROVISIONS GOVERNING FORFEITURE.

On or following the vesting of any Restricted Stock, upon the request of the holder and the return of the original certificate(s) (if certificates representing the Restricted Stock were issued), the Company shall deliver to the holder a certificate evidencing the number of shares of such Restricted Stock without the legend described in Section 6.2; provided, however, that such newly issued certificate shall comply with Section 6.1.

6.3. Notice of Proposed Transfer. Prior to any proposed sale, pledge, hypothecation or other transfer of any Registrable Securities (other than under the circumstances described in Section 6.4 or 6.5 or to an Affiliate), the holder thereof shall give written notice to the Company of its intention to effect such sale, pledge, hypothecation or other transfer. Each such notice shall describe the manner of the proposed sale, pledge, hypothecation or other transfer and, if requested by the Company, shall be accompanied by either (i) an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed sale, pledge, hypothecation or other transfer may be effected without registration under the Securities Act, or (ii) a "no action" letter from the Commission to the effect that the distribution of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such stock shall be entitled to transfer such stock in accordance with the terms of its notice; provided, however, that no such opinion of counsel shall be required for a distribution to one or more partners (in the case of a transferor that is a partnership), stockholders (in the case of a transferor that is a corporation) or members (in the case of a transferor that is a limited liability company) of the transferor, in each case in respect of the beneficial interest of such partner, stockholder or member. Each certificate for Registrable Securities transferred as above provided shall bear the appropriate restrictive legend set forth in Section 6.1, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) the opinion of counsel or "no-action" letter referred to above is to the further effect that the transferee and any subsequent transferee (other than an Affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act. Notwithstanding any other provision hereof, the restrictions provided for in this Section 6.3 shall not apply to securities which are not required to bear the legend prescribed by Section 6.1 in accordance with the provisions of that Section.

6.4. Required Registration.

(a) At any time after the date that is six (6) months after the closing of the Company's first underwritten public offering of its Common Stock under the Securities Act ("IPO"), any Investor may request that the Company register for sale under the Securities Act all or any portion of the shares of Registrable Securities held by such requesting holder or holders for sale in the manner specified in such notice; provided, however, that the anticipated gross proceeds of any offering and registration pursuant to this Section 6.4 shall be at least $10,000,000.

(b) Following receipt of any notice under this Section 6.4, the Company shall immediately notify all holders of Registrable Securities from whom notice has not been received and such holders shall then be entitled within thirty (30) days after receipt of such notice from the Company to request the Company to include in the requested registration all or any portion of their shares of Registrable Securities. The Company shall use its best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in the notice from requesting holders described in paragraph (a) above, the number of shares of Registrable Securities specified in such notice (and in all notices received by the Company from other holders within thirty (30) days after the receipt of such notice by such holders). The Company shall be obligated to register the Registrable Securities pursuant to this Section 6.4 on two (2) occasions only, and not more than once in any consecutive twelve (12) month period. Notwithstanding anything to the contrary contained herein, the Company shall not be required to effect a registration pursuant to this Section 6.4 during the period commencing sixty (60) days prior to the estimated filing date of, and ending on the date which is one hundred twenty (120) days after the effective date of a registration statement filed by the Company covering an underwritten public offering of the Common Stock under the Securities Act; provided that, the Company is actively employing in good faith reasonable efforts to cause such registration statement to become effective and such estimate of the filing date is made in good faith.

(c) If the holder intends to distribute the Registrable Securities covered by its request by means of an underwriting, it shall so advise the Company as a part of their request made pursuant to this Section 6.4 and the Company shall include such information in the written notice referred to in paragraph (b) above. The right of any holder to registration pursuant to this Section 6.4 shall be conditioned upon such holder's agreeing to participate in such underwriting and to permit inclusion of such holder's Registrable Securities in the underwriting. If such method of disposition is an underwritten public offering, the holder shall designate the managing underwriter of such offering, which underwriter shall be reasonably acceptable to the Company. A holder may elect to include in such underwriting all or a part of the Registrable Securities it holds, subject to the limitations required by the managing underwriter as provided for in Section 6.4(d) below.

(d) Without the prior written consent of the Investors, the Company will not include in any registration under this Section 6.4 any securities other than (a) Registrable Securities, (b) shares of stock pursuant to Section 6.5 hereof, and (c) securities to be registered for offering and sale on behalf of the Company. If the managing underwriter(s) advise the Company in writing that in their opinion the number of shares of Registrable Securities and, if permitted hereunder, other securities in such offering, exceeds the number of shares of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the Investor, the Company will include in such registration, prior to the inclusion of any securities which are not shares of Registrable Securities, the number of shares of Registrable Securities requested to be included that in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering, subject to the following order of priority: (A) first, the securities requested to be included therein by the Investors, pro rata among the Investors on the basis of the number of shares of stock requested to be included in such registration; and (B) second, any other securities requested to be included in such registration by other Stockholders of the Company, pro rata among such stockholders on the basis of the number of shares of Stock requested to be included in such registration; and (C) third, the securities to be registered on behalf of the Company.

6.5. Incidental Registration. If the Company at any time (other than with respect to its IPO) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or any successor to such forms or another form not available for registering the Registrable Securities for sale to the public), each such time it will promptly give written notice to all holders of the Registrable Securities of its intention to do so after the initial filing but before effectiveness of the registration statement relating thereto. Upon the written request of any such holder, received by the Company within ten (10) days after the giving of any such notice by the Company, to register any or all of its Registrable Securities, the Company will use its best efforts to cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent required to permit the sale or other disposition by the holder (in accordance with its written request) of such Registrable Securities so registered. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the holders of Registrable Securities as a part of the written notice given pursuant to this Section 6.5. In such event the right of any holder of Registrable Securities to registration pursuant to this Section 6.5 shall be conditioned upon such holder's participation in such underwriting to the extent provided herein. All holders of Registrable Securities proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form and otherwise consistent with this Section 6 with the underwriter or underwriters selected for underwriting by the Company. Notwithstanding any other provision of this Section 6.5, if the underwriter determines that marketing factors require a limitation on the number of shares to be underwritten, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in by the Investors, allocated pro rata among the Investors based on the number of shares owned by each such Investor, (iii) the Registrable Securities requested to be included in such registration by all other holders of Registrable Securities, allocated pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by such holder, and (iv) fourth, other securities requested to be included in such registration. Notwithstanding the foregoing provisions, the Company may withdtaw any registration statement referred to in this Section 6.5 without thereby incurring any liability to the holders of Registrable Securities. If any holder of Registrable Securities disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the underwriters of the offering. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

6.6. Registration on Form S-3.

(a) If at any time (i) the holders of the Registrable Securities constituting at least twenty percent (20%) of the total Registrable Securities then outstanding request that the Company file a registration statement on Form S-3 or any successor form thereto for a public offering of all or any portion of the shares of Registrable Securities held by such requesting holder or holders, the reasonably anticipated aggregate price to the public of which would exceed $5,000,000 and (ii) the Company is a registrant entitled to use Form S-3 or any successor form thereto to register such shares, then the Company shall use its best efforts to register the offer and resale of the number of shares of Registrable Securities specified in such notice under the Securities Act on Form S-3 or any successor form thereto, for public sale in accordance with the method of disposition specified in such notice. Whenever the Company is required by this Section 6.6 to use its best efforts to effect the registration of Registrable Securities, each of the applicable procedures and requirements of Sections 6.3 and 6.4, including, but not limited to, the requirement that the Company notify all holders of Registrable Securities from whom notice has not been received and provide them with the opportunity to participate in the offering (provided, however, that holders shall have no more than fifteen (15) days to reply to the Company's notice in order to participate in the offering), shall apply to such registration.

(b) The Company shall use its best efforts to qualify for registration on Form S-3 or any successor form or forms and to that end the Company shall register (whether or not required by law to do so) the Common Stock under the Exchange Act in accordance with the provisions of that Act following the effective date of the first registration of any securities of the Company on Form S-1 or any comparable or successor form.

6.7. Registration Procedures. If and whenever the Company is required by the provisions of Section 6.4, 6.5 or 6.6 to use its best efforts to effect the registration of any Registrable Securities under the Securities Act, the Company will, as expeditiously as possible:

(a) Prepare and file with the Commission a registration statement with respect to such securities including executing an undertaking to file post-effective amendments and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby;

(b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified herein and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

(c) Furnish to each seller of Registrable Securities and to each underwriter such number of copies of the registration statement and each such amendment and supplement thereto (in each case including all exhibits) and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such registration statement;

(d) Use its commercially reasonable best efforts to register or qualify the Registrable Securities covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Registrable Securities or, in the case of an underwritten public offering, the managing underwriter reasonably shall request; provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction, unless the Company is already subject to service in such jurisdiction;

(e) Use its commercially reasonable best efforts to list the Registrable Securities covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

(f) Immediately notify each seller of Registrable Securities and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and promptly prepare and furnish to such seller a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and all holders hereby agree that they shall not use any such prospectus or registration statement once so notified;

(g) If the offering is underwritten and at the request of any seller of Registrable Securities, use its commercially reasonable best efforts to furnish on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters to such effect as reasonably may be requested by counsel for the underwriters, and delivers copies of such opinion to the sellers of Registrable Securities and (ii) a letter dated such date from the independent public accountants retained by the Company addressed to the underwriters stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five (5) business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

(h) Upon reasonable notice and at reasonable times during normal business hours, provide each seller of Registrable Securities, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, reasonable access to all financial and other records, pertinent corporate documents and properties of the Company, as such parties may reasonably request, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(i) Cooperate with the selling holders of Registrable Securities and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, such certificates to be in such denominations and registered in such names as such holders or the managing underwriter may request at least two business days prior to any sale of Registrable Securities;

(j) Permit any holder of Registrable Securities which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, might be deemed to be a controlling person of the Company, to participate in good faith in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included; and

(k) Cooperate with the holders requesting registration pursuant to this Section 6, the underwriters participating in the offering and their counsel in any due diligence investigation reasonably requested by the holders or the underwriters in connection therewith, and participate, to the extent reasonably requested by the managing underwriter for the offering or the holders, in efforts to sell the Registrable Securities under the offering (including without limitation, participating in "roadshow" meetings with prospective investors) that would be customary for underwritten primary offerings of a comparable amount of equity securities by the Company.

In connection with each registration pursuant to this Section 6, the holders of Registrable Securities will timely furnish to the Company in writing such information requested by the Company with respect to themselves and the proposed distribution by them as shall be deemed necessary in order to assure compliance with federal and applicable state securities laws and such Sellers shall provide the Company with appropriate representations with respect to the accuracy of such information and shall, in connection with any underwritten offering, become party to an underwriting agreement in connection therewith in form and substance reasonably acceptable to the underwriters and the Company.

6.8. Expenses.

(a) All expenses incurred by the Company in complying with Sections 6.4, 6.5 and 6.6, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, reasonable fees and disbursements of counsel to Sellers of Registrable Securities and fees of transfer agents and registrars, costs of any insurance which might be obtained by the Company with respect to the offering by the Company, excluding any Selling Expenses, are called "Registration Expenses." All underwriting discounts and selling commissions applicable to the sale of Registrable Securities are called "Selling Expenses."

(b) The Company will pay all Registration Expenses in connection with each registration statement under Section 6.4, 6.5 or 6.6. All Selling Expenses in connection with each registration statement under Section 6.4, 6.5 or 6.6 shall be borne by the participating sellers in proportion to the number of shares registered by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

6.9. Indemnification and Contribution.

(a) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, the Company will indemnify, defend and hold harmless each holder of Registrable Securities, its officers, directors, members and partners, each underwriter of such Registrable Securities thereunder and each other person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such holder, officer, director, member, partner, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any prospectus, offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof) or (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application") and will reimburse each such seller, and such officer, director, member and partner, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with written information furnished by any such holder, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus.

(b) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, each seller of such Registrable Securities thereunder, severally and not jointly, will indemnify, defend and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each other seller of Registrable Securities, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, other seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any prospectus offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof), or any Blue Sky Application or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, other seller, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus. The liability of each seller hereunder shall be limited to the net proceeds received by such seller from the sale of such Registrable Securities. Not in limitation of the foregoing, it is understood and agreed that the indemnification obligations of any seller hereunder pursuant to any underwriting agreement entered into in connection herewith shall be limited to the obligations contained in this subparagraph (b).

(c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 6.9 and shall only relieve it from any liability which it may have to such indemnified party under this Section 6.9 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 6.9 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded, based on a written opinion of counsel, that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or that the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. No indemnifying party, in the defense of any such claim or action, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or action; provided that no such consent shall be required for any settlement which provides a full release for such indemnified party and solely for the payment of money. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Registrable Securities exercising rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 6.9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 6.9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holder or any such controlling person in circumstances for which indemnification is provided under this Section 6.9; then, and in each such case, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case, (A) no such holder of Registrable Securities will be required to contribute any amount in excess of the net proceeds received from the sale of all such Registrable Securities offered by it pursuant to such registration statement and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e) The indemnities and obligations provided in this Section 6.9 shall survive the transfer of any Registrable Securities by such holder.

6.10. Changes in Common Stock. If, and as often as, there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock as so changed.

6.11. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, except as provided in paragraph (c) below, at all times after ninety (90) days after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

(a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act (or any successor rule);

(b) Use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) Furnish to each holder of Registrable Securities forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 (or any successor rule) and, at any time after it has become subject to such reporting requirements, of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Registrable Securities without registration.

6.12. "Market Stand-Off" Agreement. Each Stockholder agrees, if requested by the Company and an underwriter of Common Stock (or other securities) of the Company, (i) not to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such holder or are thereafter acquired), or (ii) not to enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, whether in privately negotiated or open market transactions, during the one hundred eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act, provided that:

(a) Such agreement only applies to the Company's first underwritten public offering of its Common Stock under the Securities Act; and

(b) Only so long as all holders of Registrable Securities, all officers and directors of the Company, all persons including shares in such offering and all holders of one percent (1%) or more of the outstanding shares of all classes of capital stock of the Company are bound by similar agreements.

The Company may impose stop-transfer instructions with respect to the shares (or securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period.

Notwithstanding anything to the contrary in this Section 6.12, none of the provisions or restrictions set forth in this Section 6.12 shall in any way limit any such holder or any Affiliate thereof from engaging in any brokerage, investment advisory, financial advisory, antiraid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of business by such holder or any of its Affiliates.

6.13. Miscellaneous.

(a) The rights granted to the Investors under this Section 6 with respect to Registrable Securities may be transferred to any Permitted Transferee of any Investor; provided that (i) such transferee agrees in writing to be bound by the provisions of this Agreement by signing an Instrument of Adherence and (ii) at the time of transfer the Company is given written notice of the name and address of the transferee and the number and type of Shares being transferred.

(b) The rights granted to the Investors under this Section 6 shall terminate on the earlier of: (i) the fourth anniversary of a Qualified Public Offering; or (ii) the date when all Registrable Securities may be sold to the public in accordance with Rule 144 under the Securities Act by a person that is not an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company where no conditions of Rule 144 are then applicable (other than the holding period requirement in paragraph (d)(1)(ii) of Rule 144 so long as such holding period requirement is satisfied at such time of determination).

(c) The Company shall not grant any other registration rights without the consent of the Investors.

Section 7. Covenants of the Company.

7.1. Financial Reports and Litigation Information.

(a) Financial Reports. The Company will maintain proper books of account and records in accordance with generally accepted accounting principles applied on a consistent basis. The Company will deliver the following to the Investors:

(i) Within forty five (45) days after the end of each month in each fiscal year (other than the last month in each fiscal year), a consolidated balance sheet of the Company and the statements of income and cash flows unaudited but prepared in accordance with generally accepted accounting principles, such balance sheet to be as of the end of such month and such statements of income and cash flows to be for such month and for the period from beginning of the fiscal year to the end of such month; provided that quarterly financial statements may be substituted for monthly financial statements if the Board unanimously consents to such substitution;

(ii) Within one hundred thirty-five (135) days after the end of each fiscal year of the Company, a balance sheet of the Company as of the end of such fiscal year and the related consolidated statements of income and cash flows for the fiscal year then ended, prepared in accordance with generally accepted accounting principles and reviewed by a firm of independent public accountants of recognized national or regional standing selected by the Board; and

(iii) On or before the first day of each fiscal year, the Company shall furnish to each Investor an annual budget (including projected monthly consolidated and consolidating income statements, balance sheets and statements of cash flow) for such fiscal year.

(b) Termination of Provisions. The obligations of the Company under this Section 7.1 shall terminate at such time as the Common Stock is registered under Section 12 of the Exchange Act.

7.2. Employee Equity Plans. The Company has reserved shares of Common Stock for issuance to eligible participants pursuant to the Company's New Equity Plan in an amount determined by the Board.

7.3. D&O Insurance. The Company shall use its commercially reasonable efforts to maintain directors and officers liability insurance in an amount acceptable to the Board.

7.4. Indemnification. The Company shall at all times provide for indemnification of the members of the Board to the full extent permitted by law.

7.5. Termination of Covenants. The covenants set forth in this Section 7 shall be of no further force or effect upon the closing of the Qualified Public Offering.

Section 8. Representations and Warranties.

8.1. Representations and Warranties of Corporate Stockholders. Each Stockholder that is a corporation hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Organization and Authority. Such Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. Such Stockholder has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. Such Stockholder has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or bylaws of such Stockholder or any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

8.2. Representations and Warranties of Individual Stockholders. Each Stockholder who is an individual hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his or her assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

8.3. Representations and Warranties of Other Stockholders. Each Stockholder that is a trust, partnership, foundation, limited liability company or similar entity hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

(c) Authority. The partner, member or manager of such Stockholder executing this Agreement has the power and authority to enter into this Agreement and such partner and Stockholder each have the power and authority to consummate the transactions on behalf of such Stockholder contemplated hereby.

8.4. Representations and Warranties of the Company. The Company hereby represents and warrants to each Stockholder as follows:

(a) Organization and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. The Company has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. The Company has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or bylaws of the Company or any contract, commitment, indenture, lease or other agreement to which the Company is a party or by which it or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by the Company, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

Section 9. Additional Shares of Stock; Etc. In the event additional shares of Stock are issued by the Company to a Stockholder at any time during the term of this Agreement, either directly or upon the exercise or exchange of securities of the Company exercisable for or exchangeable into shares of Stock, the Company shall cause, and the Stockholders agree that, such additional shares of Stock, as a condition to such issuance, to become subject to the terms and provisions of this Agreement.

Section 10. Duration of Agreement; Compliance. The rights and obligations of each Stockholder under this Agreement shall terminate as to such Stockholder, to the extent not terminated earlier pursuant to another provision of this Agreement, upon a Qualified Public Offering; provided, however, that, notwithstanding the foregoing, the provisions of Section 6 shall survive and shall terminate in accordance with Section 6.13(b).

Section 11. Severability; Governing Law. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws.

Section 12. Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns, transferees, legal representatives and heirs.

Section 13. Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopy or sent by nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below with respect to the Company or at such other address as may hereafter be designated in writing by such party to the other parties:

if to the Company, to:

BATS Global Markets, Inc.
8050 Marshall Dr., Suite 120
Lenexa, KS 66214
Telecopy: 913-815-7119
Attention: Eric Swanson, General Counsel

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Fax: 212-701-5937
Attention: Leonard Kreynin, Esq.

if to any Stockholder, at such Stockholder's address set forth on the books and records of the Company.

All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof.

Section 14. Modifications and Amendments. This Agreement may not be amended, modified or discharged orally, nor may any waivers or consents be given orally hereunder, and every such amendment, modification, waiver and consent shall be in writing and, except as otherwise provided in this Agreement, shall be signed by the Person against which enforcement thereof is sought. This Agreement may be amended or any waiver of any term or condition hereof consented to with the written consent of the Company and holders of at least a majority of the outstanding shares of Registrable Securities; provided, however, that, (i) this Section 14 and Section 4.1(b)(ii) may only be amended with the written consent of the Company and holders of at least a majority of the outstanding shares of Voting Common Stock, (ii) this Section 14 and Sections 2 through and including 7 may only be amended with the written consent of the Company and Investors holding a majority of aggregate number of shares of Voting Common Stock owned by all the Investors, and (iii) any amendment to any provision of this Agreement that materially adversely affects the rights of any Investor shall not be effective against such Investor unless and until consented to in writing by such Investor. Any amendment, termination or waiver effected in accordance with this Section 14 shall be binding on all parties hereto, regardless of whether such party has consented thereto.

Section 15. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

Section 16. Jurisdiction and Service of Process. Any legal dispute with respect to this Agreement shall be brought in the federal or state courts located in Wilmington, Delaware. By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts and acknowledges and agrees that venue therein is proper and not inconvenient. Each of the parties hereto irrevocably consents to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by certified mail, postage prepaid, to the party at its address provided pursuant to and determined in accordance with Section 13 hereof.

Section 17. Enforcement. Each of the parties hereto acknowledges and agrees that the rights acquired by each party hereunder are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the other parties were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedy to which the parties hereto are entitled at law or in equity or pursuant hereto, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other party and to enforce specifically the terms and provisions hereof in any federal or state court to which the parties have agreed hereunder to submit to jurisdiction.

Section 18. No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing among the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

Section 19. Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Agreement shall survive (i) the execution and delivery hereof, and (ii) any investigations made by or on behalf of the parties, and shall remain in full force and effect following the execution and delivery of this Agreement. No claim shall be made by a party for any alleged misrepresentation or breach of warranty by any other party unless notice for such claim shall have been given to such other party in accordance with the notice provision hereof prior to the expiration of the survival period specified above with respect to such representation or warranty. All covenants of any party hereto shall survive the execution and delivery hereof for the period of time specified within such covenant, and if no period of time is therein specified, until this Agreement is terminated in accordance herewith.

Section 20. Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

Section 21. Entire Agreement. This Agreement and the other writings referred to herein or delivered pursuant hereto contain the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings with respect thereto.

Section 22. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT I

FORM OF

INSTRUMENT OF ADHERENCE

The undersigned, ____________________, in order to become the owner or holder of ________ shares of common stock, par value $0.01 per share, of BATS Global Markets, Inc., a Delaware corporation (the "Company"), hereby agrees to become a party to that certain Investor Rights Agreement dated as of ______________, 20__, (the "Investor Rights Agreement"), among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a Stockholder (as defined in the Investor Rights Agreement) under the terms of the Investor Rights Agreement. The shares of common stock shall be deemed Stock (as defined in the Investor Rights Agreement) and the undersigned shall be deemed a Stockholder for all purposes thereunder. This Instrument of Adherence shall take effect and shall become a part of said Investor Rights Agreement immediately upon execution by the undersigned hereto and acceptance thereof by the Company.

Executed as a contract under seal as of the date set forth below:

[SIGNATURE BLOCKS FOR BATS GLOBAL MARKETS, INC. AND STOCKHOLDER]

EXHIBIT II

FORM OF

INSTRUMENT OF ADHERENCE
(To be entered into in connection with the grant of Restricted Stock)

The undersigned, ____________________, in order to become the owner or holder of __________ shares of common stock, par value $0.01 per share, of BATS Global Markets, Inc., a Delaware corporation (the "Company"), hereby agrees to become a party to that certain Investor Rights Agreement dated as of __________, 20___, (the "Investor Rights Agreement"), among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a Stockholder (as defined in the Investor Rights Agreement) under the terms of the Investor Rights Agreement and the shares of common stock shall be deemed Stock (as defined in the Investor Rights Agreement). This Instrument of Adherence shall take effect and shall become a part of said Investor Rights Agreement immediately upon execution by the undersigned hereto and acceptance thereof by the Company and the grant of shares pursuant to the undersigned's Restricted Stock Award Agreement dated as of __________, 20___ (the "Restricted Stock Agreement").

To the extent that all shares of common stock described herein are forfeited prior to becoming fully vested (as such vesting schedule is described in the Restricted Stock Agreement), this Instrument of Adherence shall be null and void.

Executed as a contract under seal as of the date set forth below:

[SIGNATURE BLOCKS FOR BATS GLOBAL MARKETS, INC. AND STOCKHOLDER]

B Bats Global Markets Holdings, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS GLOBAL MARKETS HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF AUGUST, A.D. 2013, AT 3:34 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE
1776
1970



Jeffrey W. Bullock, Secretary of State

5368481 8100

AUTHENTICATION: 0684772

131016594

DATE: 08-22-13

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:34 PM 08/22/2013
FILED 03:34 PM 08/22/2013
SRV 131016594 - 5368481 FILE

CERTIFICATE OF INCORPORATION

OF

BATS GLOBAL MARKETS HOLDINGS, INC.

FIRST: The name of the corporation is BATS Global Markets Holdings, Inc. (the "**Corporation**").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("**Delaware Law**").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 22nd day of August, 2013.



Malik M. Khalil
Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"BLUE MERGER SUB INC.", A DELAWARE CORPORATION,

WITH AND INTO "BATS GLOBAL MARKETS, INC." UNDER THE NAME OF "BATS GLOBAL MARKETS HOLDINGS, INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 9:38 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

4381465 8100M

AUTHENTICATION: 1101217

140115483

DATE: 01-31-14

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:38 AM 01/31/2014
FILED 09:38 AM 01/31/2014
SRV 140115483 - 4381465 FILE

CERTIFICATE OF MERGER

MERGING

BLUE MERGER SUB INC.

INTO

BATS GLOBAL MARKETS, INC.

Pursuant to the provisions of § 251 of the Delaware General Corporation Law

BATS Global Markets, Inc., a Delaware corporation (the "**Company**"), which desires to merge with Blue Merger Sub Inc., a Delaware corporation (the "**Merger Co.**"), hereby certifies that:

FIRST: The name and state of incorporation of each of the constituent corporations of the merger are as follows:

Name	State of Incorporation
Blue Merger Sub Inc.	Delaware
BATS Global Markets, Inc.	Delaware

SECOND: The Agreement and Plan of Merger dated as of August 23, 2013, as amended (the "**Merger Agreement**") among Direct Edge Holdings LLC, a Delaware limited liability company, BATS Global Markets Holdings, Inc., a Delaware corporation, Delta Merger Sub LLC, a Delaware limited liability company, Cole, Schotz, Meisel, Forman & Leonard, P.A., solely in its capacity as representative of the members of Direct Edge Holdings LLC and each of the constituent corporations has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with § 251 of the Delaware General Corporation Law (the "**DGCL**").

THIRD: The Company is the surviving corporation of the merger, and the name of the surviving corporation shall be "BATS Global Markets Holdings, Inc."

FOURTH: The merger shall be effective as of the time of the filing of this Certificate of Merger.

FIFTH: By reason of the merger herein certified, the Certificate of Incorporation of the Company is to be amended and restated in its entirety as set forth in Exhibit A hereto and shall be the Certificate of Incorporation of the surviving corporation until amended and changed pursuant to the provisions of the DGCL.

SIXTH: The executed Merger Agreement is on file at the office of the surviving corporation at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214.

SEVENTH: A copy of the Merger Agreement will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Merger this 31st day of January, 2014.

BATS GLOBAL MARKETS, INC.

By: 

Name: Joe Ratterman
Title: President & Chief Executive Officer

[*BATS Certificate of Merger Signature Page*]

4852124129v3

EXHIBIT A: Amended and Restated Certificate of Incorporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
BATS GLOBAL MARKETS HOLDINGS, INC.

FIRST: The name of the corporation is: BATS Global Markets Holdings, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) shares of Common Stock, $0.01 par value per share.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation (the "Board").

2. Nothing contained in this Certificate of Incorporation or the Bylaws of the Corporation shall be applicable where the application of such provision or provisions would interfere with the effectuation of any decisions relating to regulatory functions of each Exchange Subsidiary (including disciplinary matters) or the structure of the market that each Exchange Subsidiary regulates, or would interfere with the ability of each Exchange Subsidiary to carry out its responsibilities under the Securities Exchange Act of 1934 or to oversee the market that each Exchange Subsidiary regulates, which functions or responsibilities shall include the ability of the Exchange Subsidiary as a self-regulatory organization to prevent fraudulent and manipulative acts and practices; promote just and equitable principles of trade; foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; remove impediments to and perfect the mechanism of a free and open market and a national market system; and, in general, protect investors and the public interest. For purposes of this Certificate of Incorporation, "Exchange Subsidiary" shall mean any subsidiary of the Corporation that is registered with the Securities and Exchange Commission as a national securities exchange, as provided in Section 6 of the Securities Exchange Act of 1934 (the "Exchange Act").

3. Election of directors need not be by written ballot.

4. The Board is expressly authorized to adopt, amend, alter or repeal the Bylaws of the Corporation.

5. The Bylaws may also be amended, altered or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

6. Any member of the Board may be removed with or without cause by a majority vote of the stockholders.

SIXTH:

1. Except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that any indemnity under this Article Sixth, other than as specifically set forth herein, shall be provided out of and to the extent of the Corporation's assets only and excluding any Regulatory Funds. For purposes of this Certificate of Incorporation, "Regulatory Funds" shall mean any fees, fines or penalties derived from the regulatory operations of an Exchange Subsidiary; provided that Regulatory Funds shall not include revenues derived from listing fees, market data revenues, transaction revenues or any other aspect of the commercial operations of such Exchange Subsidiary, even if a portion of such revenues are used to pay costs associated with the regulatory operations of such Exchange Subsidiary.

2. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

SEVENTH:

1. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

2. The approval contemplated by this Article Seventh shall not be required to the extent that: (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

3. For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with, or filed with and approved by, the Securities and Exchange Commission (the "SEC") before the changes may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed changes to this Certificate of Incorporation shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

4. The sole stockholder of the Corporation is Blue Global Markets Holdings, Inc.

BYLAWS

OF

BATS GLOBAL MARKETS HOLDINGS, INC.

Dated as of January 31, 2014

TABLE OF CONTENTS

Page

ARTICLE I

STOCKHOLDERS

1.1 Place of Meetings. All meetings of stockholders shall be held at such place as may be designated from time to time by the board of directors (the "**Board of Directors**") of BATS Global Markets Holdings, Inc. (the "**Corporation**"), the chairman of the Board of Directors (the "**Chairman**"), the chief executive officer (the "**Chief Executive Officer**") or the president (the "**President**") or, if not so designated, at the principal office of the Corporation.

1.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place where the meeting is to be held).

1.3 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman, the Chief Executive Officer or the President, and may not be called by any other person or persons. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4 Notice of Meetings. Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

1.5 Voting List. The secretary of the Corporation (the "**Secretary**") shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a physical location (and not solely by means of remote communication), then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6 Quorum. Except as otherwise provided by law, the certificate of incorporation of the Corporation (the "**Certificate of Incorporation**") or these bylaws (these "**Bylaws**"), the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7 Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

1.8 Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action without a meeting, may vote or express such consent or dissent in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote or act for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder's authorized agent and delivered (including by electronic transmission) to the Secretary. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

1.10 Conduct of Meetings.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman , if any, or in the Chairman's absence by the vice chairman of the Board of Directors (the "**Vice Chairman**"), if any, or in the Vice Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, by the President, or in the President's absence by a vice president of the Corporation (a "**Vice President**"), or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11 Action without Meeting.

(a) Taking of Action by Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(b) Electronic Transmission of Consents. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section 1.11, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(c) Notice of Taking of Corporate Action. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE II

DIRECTORS

2.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2 Number, Election and Qualification. The number of directors of the corporation shall be established from time to time by the stockholders or the Board of Directors. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Directors need not be stockholders of the Corporation.

2.3 Chairman; Vice Chairman. The Board of Directors may appoint from its members a Chairman and a Vice Chairman, neither of whom need be an employee or officer of the Corporation. If the Board of Directors appoints a Chairman, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman is also designated as the corporation's Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board of Directors appoints a Vice Chairman, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman or, in the Chairman's absence, the Vice Chairman , if any, shall preside at all meetings of the Board of Directors.

2.4 Tenure. Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.6 Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting of the Board of Directors duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Certificate of Incorporation.

2.7 Removal. Except as otherwise provided by the General Corporation Law of the State of Delaware, any one or more or all of the directors of the Corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

2.8 Vacancies. Unless and until filled by the stockholders, any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.9 Resignation. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.10 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.11 Special Meetings. Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.12 Notice of Special Meetings. Notice of the date, place, if any, and time of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or electronic transmission, or delivering written notice by hand, to such director's last known business, home or electronic transmission address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.13 Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.14 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.15 Provisions Regarding the Election of Directors of Subsidiaries.

(a) Subject to this Section 2.15: (i) the Board of Directors may constitute any officer of the Corporation as the Corporation's proxy, with power of substitution, to vote the equity of any subsidiary of the Corporation and to exercise, on behalf of the Corporation, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents; (ii) in the absence of specific action by the Board of Directors, the Chief Executive Officer shall have authority to represent the Corporation and to vote, on behalf of the Corporation, the equity of other entities, both domestic and foreign, held by the Corporation; and (iii) the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the stockholders of BATS Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of BATS Exchange, Inc. (as set forth in the Bylaws of BATS Exchange, Inc., the "**BZX Member Nominating Committee**"), or in the event written consents are solicited or otherwise sought from the stockholders of BATS Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of BATS Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those BATS Exchange, Inc. member representative directors and nominees for the BZX Member Nominating Committee nominated in accordance with the Bylaws of BATS Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the BZX Member Nominating Committee.

(c) At any meeting of the stockholders of BATS Y-Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of BATS Y-Exchange, Inc. (as set forth in the Bylaws of BATS Y-Exchange, Inc., the "**BYX Member Nominating Committee**"), or in the event written consents are solicited or otherwise sought from the stockholders of BATS Y-Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of BATS Y-Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those BATS Y-Exchange, Inc. member representative directors and nominees for the BYX Member Nominating Committee nominated in accordance with the Bylaws of BATS Y-Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the BYX Member Nominating Committee.

ARTICLE III

OFFICERS

3.1 Titles. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 Election. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer's earlier death, resignation or removal.

3.5 Resignation and Removal. Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

3.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

3.7 President; Chief Executive Officer. Unless the Board of Directors has designated another person as the Corporation's Chief Executive Officer, the President shall be the Chief Executive Officer. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The President shall perform such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8 Vice Presidents. Each Vice President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.9 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents. In the absence of the Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10 Treasurer. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the Corporation.

3.11 Salaries. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.12 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

ARTICLE IV

CAPITAL STOCK

4.1 Issuance of Stock. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

4.2 Stock Certificates; Uncertificated Shares.

(a) The shares of the Corporation may be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of the State of Delaware.

(b) Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

(c) If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

(d) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.3 Transfers. Shares of stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

4.4 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the Corporation or any transfer agent or registrar.

4.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent (or dissent) to corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 10 days after the date of adoption of a record date for a consent without a meeting, nor more than 60 days prior to any other action to which such record date relates. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders entitled to express consent to corporate action without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first consent is properly delivered to the Corporation. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.6 Regulations; Limitations on Dividends.

(a) The issue, transfer, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board of Directors may establish.

(b) The Corporation shall not make a dividend payment to any stockholder of the Corporation if, and to the extent, such dividend payment would violate the General Corporation Law of the State of Delaware or other applicable law.

ARTICLE V

GENERAL PROVISIONS

5.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2 Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4 Voting of Securities. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the Corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this Corporation.

5.5 Evidence of Authority. A certificate by the Secretary or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.7 Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.8 Books and Records.

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of such Exchange Subsidiary (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation, the stockholders of the Corporation, the Board of Directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. For purpose of these Bylaws, "**Exchange Subsidiary**" shall mean any subsidiary of the Corporation that is registered with the Securities and Exchange Commission (the "**SEC**") as a national securities exchange as provided in Section 6 of the Securities Exchange Act of 1934 (the "**Exchange Act**"). Notwithstanding the foregoing sentences, nothing herein shall be interpreted so as to limit or impede the rights of the SEC or any Exchange Subsidiary to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, agents, employees or stockholders of the Corporation to disclose such information to the SEC or an Exchange Subsidiary.

(b) All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of such Exchange Subsidiary for the purpose of, and subject to oversight pursuant to, the Exchange Act. For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, the Corporation's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary, provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

ARTICLE VI

AMENDMENTS

6.1 By the Board of Directors. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board of Directors.

6.2 By the Stockholders. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted, by the affirmative vote of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.

6.3 Exceptions and Limitations. The approval contemplated by this Article VI shall not be required to the extent that: (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

6.4 For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of these Bylaws shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with, or filed with and approved by, the SEC before the changes may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed changes to these Bylaws shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

ARTICLE VII

SRO FUNCTION

7.1 Preservation of Independence. For so long as the Corporation shall, directly or indirectly, control an Exchange Subsidiary, the Board of Directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary, as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary to carry out its responsibilities under the Exchange Act. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.1.

7.2 Compliance with Securities Laws; Cooperation with the SEC. The Corporation shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Exchange Subsidiary, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall be deemed to agree (i) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (ii) to cooperate with the SEC and each Exchange Subsidiary in respect of the SEC's oversight responsibilities regarding the Exchange Subsidiaries and the self-regulatory functions and responsibilities of the Exchange Subsidiaries. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.2.

7.3 Consent to Jurisdiction. To the fullest extent permitted by law, the Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, each Exchange Subsidiary, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC and the Exchange Subsidiaries that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of an Exchange Subsidiary.

7.4 Consent to Applicability. The Corporation shall take reasonable steps necessary to cause its current officers, directors, employees and agents and prospective officers, directors, employees and agents prior to such person's employment, appointment or otherwise, to consent in writing to the applicability of Section 5.8 of these Bylaws and this Article VII with respect to activities related to an Exchange Subsidiary.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS GLOBAL MARKETS HOLDINGS, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 9:17 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

4381465 8100
SR# 20160942104

Authentication: 201871759
Date: 02-23-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:17 AM 02/19/2016
FILED 09:17 AM 02/19/2016
SR 20160942104 - File Number 4381465

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
BATS GLOBAL MARKETS HOLDINGS, INC.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " FIRST " so that, as amended, said Article shall be and read as follows:

FIRST: The name of the Corporation is Bats Global Markets Holdings, Inc. (the "Corporation").

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12TH day of February, 2016.



By: ______________________
Authorized Officer

Title: President

Name: Chris Concannon
Print or Type

AMENDED AND RESTATED BYLAWS

OF

BATS GLOBAL MARKETS HOLDINGS, INC.

Dated as of February 19, 2016

TABLE OF CONTENTS

Page

ARTICLE I

STOCKHOLDERS

1.1 Place of Meetings. All meetings of stockholders shall be held at such place as may be designated from time to time by the board of directors (the "**Board of Directors**") of Bats Global Markets Holdings, Inc. (the "**Corporation**"), the chairman of the Board of Directors (the "**Chairman**"), the chief executive officer (the "**Chief Executive Officer**") or the president (the "**President**") or, if not so designated, at the principal office of the Corporation.

1.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place where the meeting is to be held).

1.3 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman, the Chief Executive Officer or the President, and may not be called by any other person or persons. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4 Notice of Meetings. Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

1.5 Voting List. The secretary of the Corporation (the "**Secretary**") shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a physical location (and not solely by means of remote communication), then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6 Quorum. Except as otherwise provided by law, the certificate of incorporation of the Corporation (the "**Certificate of Incorporation**") or these bylaws (these "**Bylaws**"), the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7 Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

1.8 Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action without a meeting, may vote or express such consent or dissent in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote or act for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder's authorized agent and delivered (including by electronic transmission) to the Secretary. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

1.10 Conduct of Meetings.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman , if any, or in the Chairman's absence by the vice chairman of the Board of Directors (the "**Vice Chairman**"), if any, or in the Vice Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, by the President, or in the President's absence by a vice president of the Corporation (a "**Vice President**"), or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11 Action without Meeting.

(a) Taking of Action by Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(b) Electronic Transmission of Consents. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section 1.11, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(c) Notice of Taking of Corporate Action. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE II

DIRECTORS

2.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2 Number, Election and Qualification. The number of directors of the corporation shall be established from time to time by the stockholders or the Board of Directors. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Directors need not be stockholders of the Corporation.

2.3 Chairman; Vice Chairman. The Board of Directors may appoint from its members a Chairman and a Vice Chairman, neither of whom need be an employee or officer of the Corporation. If the Board of Directors appoints a Chairman, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman is also designated as the corporation's Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board of Directors appoints a Vice Chairman, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman or, in the Chairman's absence, the Vice Chairman , if any, shall preside at all meetings of the Board of Directors.

2.4 Tenure. Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.6 Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting of the Board of Directors duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Certificate of Incorporation.

2.7 Removal. Except as otherwise provided by the General Corporation Law of the State of Delaware, any one or more or all of the directors of the Corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

2.8 Vacancies. Unless and until filled by the stockholders, any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.9 Resignation. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.10 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.11 Special Meetings. Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.12 Notice of Special Meetings. Notice of the date, place, if any, and time of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or electronic transmission, or delivering written notice by hand, to such director's last known business, home or electronic transmission address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.13 Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.14 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.15 Provisions Regarding the Election of Directors of Subsidiaries.

(a) Subject to this Section 2.15: (i) the Board of Directors may constitute any officer of the Corporation as the Corporation's proxy, with power of substitution, to vote the equity of any subsidiary of the Corporation and to exercise, on behalf of the Corporation, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents; (ii) in the absence of specific action by the Board of Directors, the Chief Executive Officer shall have authority to represent the Corporation and to vote, on behalf of the Corporation, the equity of other entities, both domestic and foreign, held by the Corporation; and (iii) the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the stockholders of Bats BZX Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of Bats BZX Exchange, Inc. (as set forth in the bylaws of Bats BZX Exchange, Inc., the "**BZX Member Nominating Committee**"), or in the event written consents are solicited or otherwise sought from the stockholders of Bats BZX Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of Bats BZX Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those Bats BZX Exchange, Inc. member representative directors and nominees for the BZX Member Nominating Committee nominated in accordance with the bylaws of Bats BZX Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the BZX Member Nominating Committee.

(c) At any meeting of the stockholders of Bats BYX Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of Bats BYX Exchange, Inc. (as set forth in the bylaws of Bats BYX Exchange, Inc., the "**BYX Member Nominating Committee**"), or in the event written consents are solicited or otherwise sought from the stockholders of Bats BYX Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of Bats BYX Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those Bats BYX Exchange, Inc. member representative directors and nominees for the BYX Member Nominating Committee nominated in accordance with the bylaws of Bats BYX Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the BYX Member Nominating Committee.

ARTICLE III

OFFICERS

3.1 Titles. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 Election. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer's earlier death, resignation or removal.

3.5 Resignation and Removal. Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

3.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

3.7 President; Chief Executive Officer. Unless the Board of Directors has designated another person as the Corporation's Chief Executive Officer, the President shall be the Chief Executive Officer. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The President shall perform such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8 Vice Presidents. Each Vice President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.9 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents. In the absence of the Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10 Treasurer. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the Corporation.

3.11 Salaries. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.12 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

ARTICLE IV

CAPITAL STOCK

4.1 Issuance of Stock. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

4.2 Stock Certificates; Uncertificated Shares.

(a) The shares of the Corporation may be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of the State of Delaware.

(b) Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

(c) If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

(d) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.3 Transfers. Shares of stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

4.4 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the Corporation or any transfer agent or registrar.

4.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent (or dissent) to corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 10 days after the date of adoption of a record date for a consent without a meeting, nor more than 60 days prior to any other action to which such record date relates. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders entitled to express consent to corporate action without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first consent is properly delivered to the Corporation. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.6 Regulations; Limitations on Dividends.

(a) The issue, transfer, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board of Directors may establish.

(b) The Corporation shall not make a dividend payment to any stockholder of the Corporation if, and to the extent, such dividend payment would violate the General Corporation Law of the State of Delaware or other applicable law.

ARTICLE V

GENERAL PROVISIONS

5.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2 Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4 Voting of Securities. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the Corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this Corporation.

5.5 Evidence of Authority. A certificate by the Secretary or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.7 Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.8 Books and Records.

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of such Exchange Subsidiary (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation, the stockholders of the Corporation, the Board of Directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. For purpose of these Bylaws, "**Exchange Subsidiary**" shall mean any subsidiary of the Corporation that is registered with the Securities and Exchange Commission (the "SEC") as a national securities exchange as provided in Section 6 of the Securities Exchange Act of 1934 (the "**Exchange Act**"). Notwithstanding the foregoing sentences, nothing herein shall be interpreted so as to limit or impede the rights of the SEC or any Exchange Subsidiary to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, agents, employees or stockholders of the Corporation to disclose such information to the SEC or an Exchange Subsidiary.

(b) All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of such Exchange Subsidiary for the purpose of, and subject to oversight pursuant to, the Exchange Act. For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, the Corporation's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary, provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

ARTICLE VI

AMENDMENTS

6.1 By the Board of Directors. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board of Directors.

6.2 By the Stockholders. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted, by the affirmative vote of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.

6.3 Exceptions and Limitations. The approval contemplated by this Article VI shall not be required to the extent that: (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

6.4 For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of these Bylaws shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with, or filed with and approved by, the SEC before the changes may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed changes to these Bylaws shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

ARTICLE VII

SRO FUNCTION

7.1 Preservation of Independence. For so long as the Corporation shall, directly or indirectly, control an Exchange Subsidiary, the Board of Directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary, as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary to carry out its responsibilities under the Exchange Act. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.1.

7.2 Compliance with Securities Laws; Cooperation with the SEC. The Corporation shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Exchange Subsidiary, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall be deemed to agree (i) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (ii) to cooperate with the SEC and each Exchange Subsidiary in respect of the SEC's oversight responsibilities regarding the Exchange Subsidiaries and the self-regulatory functions and responsibilities of the Exchange Subsidiaries. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.2.

7.3 Consent to Jurisdiction. To the fullest extent permitted by law, the Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, each Exchange Subsidiary, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC and the Exchange Subsidiaries that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of an Exchange Subsidiary.

7.4 Consent to Applicability. The Corporation shall take reasonable steps necessary to cause its current officers, directors, employees and agents and prospective officers, directors, employees and agents prior to such person's employment, appointment or otherwise, to consent in writing to the applicability of Section 5.8 of these Bylaws and this Article VII with respect to activities related to an Exchange Subsidiary.

C Direct Edge LLC

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:23 PM 12/15/2014
FILED 01:23 PM 12/15/2014
SRV 141540334 - 4828217 FILE

STATE OF DELAWARE
CERTIFICATE OF CONVERSION FROM A CORPORATION TO A LIMITED LIABILITY COMPANY PURSUANT TO SECTION 18-214 OF THE LIMITED LIABILTY ACT

The undersigned, as an authorized person, in order to convert a Delaware corporation to a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, does hereby certify as follows:

ARTICLE I

The name of the Corporation immediate prior to filing this Certificate of Conversion (the "Certificate") is Direct Edge, Inc. (the "Corporation).

ARTICLE II

The jurisdiction where the Corporation first formed is Delaware.

ARTICLE III

The date the Corporation first formed is July 22, 2010.

ARTICLE IV

The jurisdiction immediately prior to filing this Certificate is Delaware.

ARTICLE V

The name of the Limited Liability Company as set forth in the Certificate of Formation is Direct Edge LLC.

ARTICLE VI

This Certificate shall become effective on December 31, 2014.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Conversion this 9th day of December, 2014.



Joe Ratterman, CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:23 PM 12/15/2014
FILED 01:23 PM 12/15/2014
SRV 141540334 - 4828217 FILE

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF

DIRECT EDGE LLC

The undersigned has executed and is filing this Certificate of Formation for the purpose of forming a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act of the State of Delaware.

ARTICLE I

The name of the limited liability company is Direct Edge LLC (the "Company").

ARTICLE II

The registered office of the Company in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company.

ARTICLE III

The period of existence of the limited liability company is perpetual.

ARTICLE IV

This Certificate of Formation shall become effective on December 31, 2014.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 9th day of December, 2014.



Joe Ratterman, CEO

Amended and Restated

Limited Liability Company Operating Agreement
of
Direct Edge LLC

This Amended and Restated Limited Liability Company Operating Agreement (this "**Agreement**") of Direct Edge LLC (the "**Company**"), dated as of January 20, 2016, is made by BATS Global Markets, Inc., a Delaware corporation, as the sole member of the Company (the "**Member**").

Recitals

WHEREAS, the Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on December 31, 2014 (the "**Certificate**") for the purposes set forth in Section 1.03 of this Agreement; and

WHEREAS, the Member desires to amend and restate the Limited Liability Company Operating Agreement of the Company in its entirety.

Agreement

The Member hereby continues the Company without dissolution, and amends and restated the Limited Liability Company Operating Agreement of the Company as follows:

ARTICLE I
THE LIMITED LIABILITY COMPANY

Section 1.01. **Formation.**

(a) The Company was formed as a limited liability company on December 31, 2014 as a limited liability company under the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended and in effect from time to time, and any successor statute (the "**Act**"), upon the filing of the Certificate with the Secretary of State of the State of Delaware.

(b) This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Act) of the Company. The rights, powers, duties, obligations and liabilities of the Member shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of the Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

Section 1.02. **Name.**

The name of the Company shall be "Direct Edge LLC" and its business shall be carried on in such name with such variations and changes as the Member shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

Section 1.03. **Business Purpose; Powers.**

(a) Subject to the provisions of this Agreement, the purpose of the Company is (i) to operate directly or indirectly one or more national securities exchanges, (ii) to operate directly or indirectly one or more facilities of a national securities exchange, (iii) to operate directly or indirectly one or more "self-regulatory organizations" (each, an "**SRO**") as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and (iv) to engage in any other business or activity in which a limited liability company organized under the laws of the State of Delaware may lawfully engage.

(b) In furtherance of the purposes set forth in Section 1.03(a), the Company will possess the power to do anything not prohibited by the Act, by other applicable law, or by this Agreement, including but not limited to the following powers: (i) to undertake any of the activities described in Section 1.03(a); (ii) to make, perform and enter into any contract, commitment, activity or agreement relating thereto; (iii) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account otherwise, checks payable or belonging to the Company from any other individual, partnership, joint stock company, corporation, entity, association, trust, limited liability company, joint venture, unincorporated organization, government, governmental department or agency or political subdivision of any government (each, a "**Person**"), and to draw checks or other orders for the payment of money on any such account; (iv) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company; (v) to borrow funds, issue evidences of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company; (vi) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and affairs of the Company, and to pay such fees, expenses, salaries, wages and other compensation to such Persons; (vii) to bring, defend and compromise actions, in its own name, at law or in equity; and (viii) to take all actions and do all things necessary or advisable or incident to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

Section 1.04. **Maintenance of Separate Business.**

(a) The Company shall at all times:

(i) to the extent that any of the Company's offices are located in the offices of one of its Affiliates (as defined in Rule 12b-2 under the Exchange Act), pay fair market rent for its office space located therein;

(ii) maintain the Company's books, financial statements, accounting records and other limited liability company documents and records separate from those of any of its Affiliates or any other Person;

(iii) not commingle the Company's assets with those of any of its Affiliates or any other Person;

(iv) maintain the Company's account, bank accounts, and payroll separate from those of any of its Affiliates;

(v) act solely in its name and through its own authorized agents, and in all respects hold itself out as a legal entity separate and distinct from any other Person;

(vi) make investments directly or by brokers engaged and paid by the Company and its agents;

(vii) manage the Company's liabilities separately from those of any of its Affiliates, and pay its own liabilities, including all compensation to employees, consultants or agents and all operating expenses, from its own separate assets, except that an Affiliate of the Company may pay the organizational and administrative expenses of the Company; and

(viii) pay from the Company's assets all obligations and indebtedness of any kind incurred by the Company.

(b) The Company shall not:

(i) assume the liabilities of any of its Affiliates unless such assumption is approved in accordance with this Agreement; or

(ii) guarantee the liabilities of any of its Affiliates unless such assumption is approved in accordance with this Agreement.

(c) The Company shall abide by all Act formalities, including the maintenance of current records of the Company's affairs, and the Company shall cause its financial statements to be prepared in accordance with generally accepted accounting principles in a manner that indicates the separate existence of the Company.

(d) The Member and the officers of the Company shall make decisions with respect to the business and daily operations of the Company independent of and not as dictated by any of its Affiliates. Failure of the Company, or the Member or any of the officers of the Company acting on behalf of the Company, to comply with any of the foregoing covenants or any other covenant contained in this Agreement shall not affect the status of the Company as a separate legal entity or the limited liability of the Member.

Section 1.05. **Purchased Services.**

Except as approved by the Member, all products and services to be obtained by the Company or any of its subsidiaries and all transactions conducted by the Company and its subsidiaries shall be evaluated by the Company's management with a view to best practices, and all such products and services and all such transactions shall, if obtained from or conducted with the Member or any Affiliate of the Member, be obtained or conducted only on an arm's length basis with terms that are not less favorable to the Company or any of its subsidiaries than those that the Company or any of its subsidiaries might otherwise be able to obtain from an unrelated Person.

Section 1.06. **Registered Office and Agent.**

The location of the registered office of the Company shall be 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware. The Company's registered agent at such address shall be The Corporation Trust Company.

Section 1.07. **Term.**

Subject to the provisions of Article VI below, the Company shall have perpetual existence.

ARTICLE II
THE MEMBER

Section 2.01. **The Member.**

The name and address of the Member are as follows:

BATS Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214

Section 2.02. **Actions by the Member; Meetings.**

The Member may approve a matter or take any action at a meeting or without a meeting by the written consent of the Member. Meetings of the Member may be called at any time by the Member.

Section 2.03. **Liability of the Member.**

All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member.

Section 2.04. **Power to Bind the Company.**

The Member (acting in its capacity as such) shall have the authority to bind the Company to any third party with respect to any matter.

Section 2.05. **Admission of Members.**

New members shall be admitted only upon the approval of the Member and pursuant to an amendment to this Agreement, which shall not be effective until filed with and approved by the U.S. Securities and Exchange Commission (the "**SEC**") under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise.

ARTICLE III
MANAGEMENT BY THE MEMBER

Section 3.01. **Member Management.**

The management of the Company is fully reserved to the Member, and the Company shall not have "managers" as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Member, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Member shall act through resolutions adopted in written consents. Decisions or actions taken by the Member in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

Section 3.02. **Officers; Employees, Agents and Consultants.**

(a) The Chief Executive Officer and the General Counsel shall each be appointed by the Member.

(b) The Chief Executive Officer shall appoint such other officers of the Company as he or she shall from time to time deem necessary and may assign any title to any such officer as he or she deems appropriate. Such officers shall have such terms of employment or service, shall receive such compensation and shall exercise such powers and perform such duties as the Member (or, if the Member delegates to the Chief Executive Officer, the Chief Executive Officer) shall from time to time determine. Any number of offices may be held by the same person.

(c) The Chief Executive Officer shall have the authority to remove any officer; provided that the Chief Executive Officer shall not have the authority to remove any members of senior level management of the Company specifically selected and appointed by the Member.

(d) No person subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act) may serve as an officer of the Company.

(e) Subject to the Member's oversight and consent, the Chief Executive Officer shall be responsible for the day-to-day management of the business of the Company, and shall see that all orders and resolutions of the Member are carried into effect. The Chief Executive Officer shall have the authority to retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such employees, agents and consultants as the Chief Executive Officer deems appropriate.

(f) To the extent that any certificate is required to be filed with the Delaware Secretary of State, each of the Chief Executive Officer and General Counsel is designated as an "authorized person" of the Company within the meaning of the Act.

Section 3.03. **Officers as Agents; Duties of Officers.**

(a) The officers of the Company, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Member not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the officers of the Company taken in accordance with such powers shall bind the Company.

(b) Except to the extent otherwise provided herein, each officer of the Company shall have fiduciary duties identical to those of officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 3.04. **Subsidiaries.**

(a) Subject to this Section 3.04, the Member may constitute any officer of the Company as the Company's proxy, with power of substitution, to vote the equity of any subsidiary of the Company and to exercise, on behalf of the Company, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents. Subject to this Section 3.04, in the absence of specific action by the Member, the Chief Executive Officer shall have authority to represent the Company and to vote, on behalf of the Company, the equity of other Persons, both domestic and foreign, held by the Company. Subject to this Section 3.04, the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the equity holders of an Exchange Subsidiary held for the purpose of electing directors (other than the Chief Executive Officer of EDGA Exchange, Inc. ("**EDGA**") or EDGX Exchange, Inc. ("**EDGX**", and, together with EDGA, the "**Exchange Subsidiaries**", and each individually, an "**Exchange Subsidiary**"), as applicable) or members of the Nominating Committee or Member Nominating Committee of the Board of Directors of any such Exchange Subsidiary, as applicable, or in the event written consents are solicited or otherwise sought from the equity holders of an Exchange Subsidiary with respect thereto, the Company shall cause all outstanding equity of such Exchange Subsidiary owned directly or indirectly by the Company and entitled to vote with respect to such election to be voted in favor of the election of only those directors nominated by the Nominating Committee of such Exchange Subsidiary and those nominees for the Nominating Committee and those nominees for the Member Nominating Committee nominated in accordance with the governance documents of such Exchange Subsidiary, and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors nominated by the Nominating Committee of such Exchange Subsidiary, such members of the Nominating Committee of such Exchange Subsidiary and such members of the Member Nominating Committee of such Exchange Subsidiary.

(c) With respect to the Chief Executive Officer of each of EDGA and EDGX, the Company shall take all actions in its capacity as a direct or indirect stockholder of EDGA and EDGX to vote or consent with respect to the election of such Chief Executive Officer as a member of the Boards of Directors of EDGA and EDGX. With respect to Member

Representative Directors (as defined in the governance documents for EDGA and EDGX), the Company shall take actions in its capacity as a direct or indirect stockholder of EDGA and EDGX, as applicable, to remove a Member Representative Director from the Board of Directors of EDGA or EDGX, as applicable, only for cause. If the Board of Directors of EDGA or EDGX determines that a director of EDGA or EDGX, as applicable, (i) no longer satisfies the classification for which the director was elected, (ii) would, if such director continued service in such capacity, violate the compositional requirements of the Board of Directors of EDGA or EDGX as set forth in its governance documents, or (iii) has become subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act), the Company shall take all actions in its capacity as a direct or indirect stockholder of EDGA and EDGX, as applicable, to remove such director from the Board of Directors of EDGA or EDGX, as applicable.

ARTICLE IV
CAPITAL STRUCTURE AND CONTRIBUTIONS

Section 4.01. **Capital Structure.**

The capital structure of the Company shall consist of one class of common interests (the "**Common Interests**"). All Common Interests shall be identical with each other in every respect. The Member shall own all of the Common Interests issued and outstanding.

Section 4.02. **Capital Contributions.**

A capital contributions account shall be maintained for the Member, to which contributions shall be credited and against which distributions of capital contributions shall be charged. From time to time, the Member may determine that the Company requires capital and may make capital contributions in an amount determined by the Member, and such contributions shall be credited to the Member's capital contributions account.

ARTICLE V
PROFITS, LOSSES AND DISTRIBUTIONS

Section 5.01. **Profits and Losses.**

A profit and loss account shall be maintained for the Member, to which profits shall be credited and against which losses and distributions of profits shall be charged. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Member. In each year, profits and losses shall be allocated entirely to the Member's profit and loss account.

Section 5.02. **Distributions.**

The Member shall determine profits available for distribution and the amount, if any, to be distributed to the Member, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Member. The distributions of profits of the Company shall be paid to the Member out of the Member's profit and loss account. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to the Member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

ARTICLE VI
DISSOLUTION

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events: (a) the Member votes for dissolution; or (b) a judicial dissolution of the Company under Section 18-802 of the Act.

ARTICLE VII
TRANSFER OF INTERESTS IN THE COMPANY

The Member may not sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests except pursuant to an amendment to this Agreement, which shall not be effective until filed with and approved by the SEC under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise, as the case may be. After such amendment is effective, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a member of the Company.

ARTICLE VIII
EXCULPATION AND INDEMNIFICATION

Section 8.01. **Exculpation.**

Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, neither the Member, any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Member, the Company, nor any officer, employee, representative or agent of the Company (individually, a "**Covered Person**" and, collectively, the "**Covered Persons**") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement; provided that such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

Section 8.02. **No Duties.**

(a) Neither the Member nor any officer of the Company, other than the Chief Executive Officer, to the fullest extent permitted by applicable law, shall have any duty (fiduciary or otherwise) to the Company or to the Member otherwise existing at law or in equity.

(b) Notwithstanding anything to the contrary in this Agreement, to the extent that, at law or in equity, the Member or an officer of the Company does have duties (including fiduciary duties) or liabilities relating to the Company, the Member or any other Person, such

Member or officer of the Company acting pursuant to this Agreement shall not be liable to the Company, the Member or any other Person for breach of fiduciary duty by reason of such Member or officer of the Company placing good faith reliance on the provisions of this Agreement. The Member hereby agrees that, to the extent the provisions of this Agreement restrict or eliminate duties (including fiduciary duties) or liabilities of the Member and the officers of the Company that may otherwise exist at law or in equity, such provisions replace such other duties and liabilities of such Member or officer to the Company, the Member or any other Person.

(c) The foregoing provisions of this Section 8.02 shall not limit in any way the duties or obligations of the Member or the officers of the Company under any of the provisions of Section 11.02 or Article X.

Section 8.03. **Indemnification.**

To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("**Claims**"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.03 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Member. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.03.

Section 8.04. **Amendments.**

Any repeal or modification of this Article VIII by the Member shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
CONFIDENTIALITY

Section 9.01. **Duty of Confidentiality.**

(a) The Member, during the period starting from the date on which such Member became a member of the Company through and ending on the date that is the one year anniversary of the date on which such Member shall have ceased to be a member of the

Company, shall not, without the Company's prior written consent, disclose to any Person other than an Exempt Person (as defined below) of such Member any confidential, non-public information obtained from the Company or one of its Affiliates concerning any of the following (collectively, "**Confidential Information**"):

(i) any (a) inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reissues and re-examinations thereof; (b) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (c) trade secrets and other technical information (which may include ideas, research and development, know-how, formulae and other processes, business methods, customer lists and supplier lists), in each case that is owned or used by the Company or any of its subsidiaries;

(ii) any dealings between the Company or any of its subsidiaries, on the one hand, and any Person to whom the Company or any of its subsidiaries provides or receives services under any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation or any employee, director, officer, manager or member of the Company or any of its subsidiaries, on the other hand;

(iii) any financial information or results of operations of the Company or any of its subsidiaries; or

(iv) any business plans, pricing information, customer information or regulatory information of the Company or any of its subsidiaries.

For purposes of this Agreement, "**Exempt Person**" means, with respect to any Person, any Affiliate of such Person or any Representative of the Company, such Person or such Person's Affiliate, in each case, who (x) has a reasonable need to know the contents of the Confidential Information, (y) is informed of the confidential nature of the Confidential Information and (z) agrees to keep such information confidential in accordance with the terms of this Agreement and any other restrictions that the Member or any governmental or regulatory authority may determine is appropriate.

(b) Notwithstanding the foregoing, Confidential Information shall not include, with respect to any Person, any information that:

(i) is or becomes generally available to the public other than as a result of a disclosure directly or indirectly by such Person or any of its Affiliates or any of their respective directors, officers, managers, employees, advisors or other representatives (collectively, "**Representatives**") in breach of this Article IX;

(ii) is disclosed by another Person not known by the recipient to be under a confidentiality agreement or obligation to the Company or any of its subsidiaries not to disclose such information; or

(iii) is independently developed by such Person or any of its Affiliates or any of their respective Representatives without derivation from, reference to or reliance upon any Confidential Information;

(c) Notwithstanding anything to the contrary in this Agreement:

(i) The Member may disclose any Confidential Information to the extent required by any applicable law, statute, rule or regulation or any request, order or subpoena issued by any court or other governmental entity or any SRO.

(ii) Nothing herein shall be interpreted to limit or impede the rights of the SEC or any Exchange Subsidiary to access or examine any Confidential Information, or to limit or impede the ability of the Member or any of its Representatives to disclose to the SEC as the SEC may request, order or demand any Confidential Information, in each case pursuant to Section 11.02, Article X or the U.S. federal securities laws and rules and regulations thereunder.

Section 9.02. **Responsibility for Breach.**

The Member shall be responsible for any breach of this Article IX by any of its Representatives or Exempt Persons and agrees to use commercially reasonable efforts to cause its Representatives and Exempt Persons to treat all Confidential Information in the same manner as such Member would generally treat its own confidential, non-public information but no less than what a reasonably prudent person would treat its own confidential, non-public information.

ARTICLE X
SRO FUNCTION

Section 10.01. **Preservation of Independence.**

(a) For so long as the Company shall, directly or indirectly, control an Exchange Subsidiary, the Member and the officers, employees and agents of the Company shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary, as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary to carry out its responsibilities under the Exchange Act.

(b) To the fullest extent permitted by law, no present or past member of the Company, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Company or any manager, officer, employee or agent of the Company under this Section 10.01.

Section 10.02. **Compliance with Securities Laws; Cooperation with the SEC.**

(a) The Company shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Exchange Subsidiary, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, employees and agents of the Company, by virtue of their acceptance of such position, shall be deemed to agree (x) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (y) to cooperate with the SEC and each Exchange Subsidiary in respect of the SEC's oversight responsibilities regarding the Exchange Subsidiaries and the self-regulatory functions and responsibilities of the Exchange Subsidiaries. The Company shall take reasonable steps necessary to cause its officers, employees and agents to so cooperate.

(b) To the fullest extent permitted by law, no present or past member of the Company, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Company or any manager, officer, employee or agent of the Company under this Section 10.02.

Section 10.03. **Consent to Jurisdiction.**

(a) To the fullest extent permitted by law, the Company and its officers, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts, the SEC and each Exchange Subsidiary, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the U.S. federal courts, the SEC and the Exchange Subsidiaries that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency.

(b) The Company and its officers, employees and agents shall be deemed to agree that they will maintain an agent, in the United States, for the service of process of any claim arising out of, or relating to, the activities of an Exchange Subsidiary. In the case of the officers, employees and agents of the Company, the Company shall act as agent for service of process.

Section 10.04. **Consent to Applicability.**

The Company shall take reasonable steps necessary to cause its current officers, employees and agents and prospective officers, employees and agents, prior to the commencement of such Person's employment, appointment or other service, to consent in writing to the applicability of Section 11.02 and this Article X with respect to activities related to an Exchange Subsidiary.

ARTICLE XI
BOOKS AND RECORDS

Section 11.01. **General.**

(a) The Company shall maintain true and complete books of account and records, which shall be available during reasonable business hours for the inspection by the Member.

(b) The Company shall cause to be entered in appropriate books (to be kept at the Company's principal place of business, which must be in the United States) all transactions of or relating to the Company. The books and records of the Company shall be made and maintained, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Member. The Member, for any purpose reasonably related to such Member's interest as a Member in the Company, shall have access to and the right, at such Member's sole cost and expense, to inspect and copy such books and records during normal business hours; **provided** that the Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in making such books and records available for inspection.

Section 11.02. **Books and Records Relating to the Self-Regulatory Function of the Exchange Subsidiaries.**

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of an Exchange Subsidiary (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Company, and the information contained in those books and records, shall be retained in confidence by the Company, the Member, and the officers, employees and agents of the Company, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing herein shall be interpreted so as to limit or impede the rights of the SEC or an Exchange Subsidiary to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of the Member or any officer, employee or agent of the Company to disclose such information to the SEC or an Exchange Subsidiary.

(b) To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, agents, and employees of the Company shall be deemed to be the books, records, premises, officers, agents and employees of such Exchange Subsidiary for the purposes of, and subject to oversight pursuant to, the Exchange Act. For so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, the Company's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary; provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

ARTICLE XII
MISCELLANEOUS

Section 12.01. **Tax Treatment.**

Unless otherwise determined by the Member, the Company shall be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Member and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

Section 12.02. **Amendments.**

(a) Amendments to this Agreement and to the Certificate shall be approved in writing by the Member. An amendment shall become effective as of the date specified in the approval of the Member or if none is specified as of the date of such approval or as otherwise provided in the Act.

(b) For so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of this Agreement shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with or filed with and approved by the SEC before the changes may be effective, under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise, then the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be.

Section 12.03. **Severability.**

If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Member regarding this Agreement. Otherwise, any, invalid or unenforceable provision shall be replaced by the Member with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

Section 12.04. **Governing Law.**

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

Section 12.05. **Limited Liability Company.**

The Member intends to form a limited liability company and does not intend to form a partnership under the laws of the State of Delaware or any other laws.

*   *   *

The undersigned has duly executed this Agreement as of the day first set forth above.

BATS Global Markets, Inc.

By: 

Name: Chris Concannon

Title: CEO

D Bats BYX Exchange, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS Y-EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JULY, A.D. 2009, AT 5:51 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4715533 8100

090742517

AUTHENTICATION: 7449959

DATE: 07-31-09

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:06 PM 07/30/2009
FILED 05:51 PM 07/30/2009
SRV 090742517 - 4715533 FILE

CERTIFICATE OF INCORPORATION
OF
BATS Y-EXCHANGE, INC.

First. The name of the corporation is BATS Y-Exchange, Inc.

Second. The initial registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Third. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth. The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

Fifth. The name and mailing address of the incorporator is:

Name	Mailing Address
Joe Ratterman	8050 Marshall Drive Suite 120 Lenexa, Kansas 66214

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 30th day of July, 2009.

INCORPORATOR:

/s/ Joe Ratterman
Joe Ratterman

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS Y-EXCHANGE, INC.", CHANGING ITS NAME FROM "BATS Y-EXCHANGE, INC." TO "BATS BYX EXCHANGE, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 9:11 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

4715533 8100
SR# 20160942101

Authentication: 201871621
Date: 02-23-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:11 AM 02/19/2016
FILED 09:11 AM 02/19/2016
SR 20160942101 - File Number 4715533

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

BATS Y-EXCHANGE, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " First. " so that, as amended, said Article shall be and read as follows:

First. The name of the Corporation is Bats BYX Exchange, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12th day of February, 2016.



By: ______________________
Authorized Officer

Title: CFO

Name: Brian N. Schell
Print or Type

DE011 - 08/27/2007 C T System Online

FOURTH AMENDED AND RESTATED
BYLAWS OF BATS BYX_EXCHANGE , INC.
(a Delaware corporation)

Article I
Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Bats BYX Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Bats Global Markets Holdings, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

Article II
Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Article III
Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors), shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual <u>or special</u> meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual <u>or special</u> meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of

Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 p.m. Central Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

(g) The initial Directors of the Board of Directors shall be appointed by the stockholder and shall serve until the first annual meeting of stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided*, however, that the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of a Director's vacancy if such position is filled by the later of (i) 60 days from the date of such vacancy or (ii) the date of the next annual stockholders' meeting.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided*, however, that the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of a Member Representative Director's vacancy if such position is filled by the later of (i) 60 days from the date of such vacancy or (ii) the date of the next annual stockholders' meeting.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

Article IV
STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

Article V
Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Article VI
Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

Article VII
Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Article VIII
Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company, or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments.* Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

Article IX
Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation, or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Article X
Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

Article XI
Miscellaneous Provisions

Section 1. Fiscal Year Board.

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Bats Global Markets, Inc. or Bats Global Markets Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Bats Global Markets, Inc. or Bats Global Markets Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these By- Laws, or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

E Bats EDGA Exchange, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EDGA EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 11:15 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
1776
1970
DELAWARE



Jeffrey W. Bullock, Secretary of State

4662897 8100

140116706

AUTHENTICATION: 1101742

DATE: 01-31-14

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:15 AM 01/31/2014
FILED 11:15 AM 01/31/2014
SRV 140116706 - 4662897 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

EDGA EXCHANGE, INC.

EDGA Exchange, Inc., a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law ("General Corporation Law"):

DOES HEREBY CERTIFY:

That the name of this corporation is EDGA Exchange, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 9, 2009 under the name EDGA Exchange, Inc.

That the Board of Directors duly adopted resolutions pursuant to Sections 242 and 245 of the General Corporation Law proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

FIRST: The name of the corporation is EDGA Exchange, Inc.

SECOND: The registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its registered agent at that address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

* * *

The undersigned executed this Restated Certificate of Incorporation as of January 31, 2014.

EDGA Exchange, Inc.

/s/ William O'Brien
Name: William O'Brien
Title: Chief Executive Officer

[*Signature Page to Restated Certificate of Incorporation of EDGA Exchange, Inc.*]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "EDGA EXCHANGE, INC.", CHANGING ITS NAME FROM "EDGA EXCHANGE, INC." TO "BATS EDGA EXCHANGE, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 8:53 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

4662897 8100
SR# 20160942096

Authentication: 201871518
Date: 02-23-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:53 AM 02/19/2016
FILED 08:53 AM 02/19/2016
SR 20160942096 - File Number 4662897

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

EDGA EXCHANGE, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " FIRST: " so that, as amended, said Article shall be and read as follows:

FIRST: The name of the Corporation is: Bats EDGA Exchange, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12TH day of FEBRUARY, 2016.

By: [signature]
Authorized Officer

Title: CFO

Name: BRIAN N. SCHELL
Print or Type

FIFTH AMENDED AND RESTATED BYLAWS OF BATS EDGA EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Bats EDGA Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an

Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with, such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Direct Edge LLC.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 545 Washington Boulevard, 6th fl., Jersey City, New Jersey 07310, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the

Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive

Officer, but including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year, or, to the extent necessary, at a special meeting of stockholders. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; *provided*, however, that any such vote must be cast for a person on the List of Candidates, and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided*, however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; *provided*, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

Stockholders

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the

Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, *provided* that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; *provided*, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by a vote of the stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the

Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees and Other Agents

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement*. Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights*. To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e). *Survival of Rights*. The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance*. The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments*. Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause*. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

(i) *Certain Definitions*. For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a person associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or, where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of, or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; *provided*, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Direct Edge LLC or Bats Global Markets, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Direct Edge LLC or Bats Global Markets, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these Bylaws or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

F Bats EDGX Exchange, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EDGX EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 11:15 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
1776
1970
DELAWARE



Jeffrey W. Bullock, Secretary of State

4662896 8100

140116697

AUTHENTICATION: 1101676

DATE: 01-31-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:15 AM 01/31/2014
FILED 11:15 AM 01/31/2014
SRV 140116697 - 4662896 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

EDGX EXCHANGE, INC.

EDGX Exchange, Inc., a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law ("General Corporation Law"):

DOES HEREBY CERTIFY:

That the name of this corporation is EDGX Exchange, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 9, 2009 under the name EDGX Exchange, Inc.

That the Board of Directors duly adopted resolutions pursuant to Sections 242 and 245 of the General Corporation Law proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

FIRST: The name of the corporation is EDGX Exchange, Inc.

SECOND: The registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its registered agent at that address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

* * *

The undersigned executed this Restated Certificate of Incorporation as of January 31, 2014.

EDGX Exchange, Inc.

/s/ William O'Brien
Name: William O'Brien
Title: Chief Executive Officer

[*Signature Page to Restated Certificate of Incorporation of EDGX Exchange, Inc.*]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "EDGX EXCHANGE, INC.", CHANGING ITS NAME FROM "EDGX EXCHANGE, INC." TO "BATS EDGX EXCHANGE, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 8:49 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

4662896 8100
SR# 20160942095

Authentication: 201871498
Date: 02-23-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:49 AM 02/19/2016
FILED 08:49 AM 02/19/2016
SR 20160942095 - File Number 4662896

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

EDGX EXCHANGE, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " FIRST " so that, as amended, said Article shall be and read as follows:

FIRST: The name of the Corporation is: Bats EDGX Exchange, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12th day of February, 2016.

By: [signature]
Authorized Officer

Title: CFO

Name: Brian N. Schell
Print or Type

FIFTH AMENDED AND RESTATED
BYLAWS OF BATS EDGX EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Bats EDGX Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an

Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with, such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Direct Edge LLC.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 545 Washington Boulevard, 6th fl., Jersey City, New Jersey 07310, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the

Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive

Officer, but including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year, or, to the extent necessary, at a special meeting of stockholders. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; *provided*, however, that any such vote must be cast for a person on the List of Candidates, and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; *provided,* however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

Stockholders

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the

Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, *provided* that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; *provided*, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by a vote of the stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the

Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees and Other Agents

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments.* Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a person associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of, or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; *provided*, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Direct Edge LLC or Bats Global Markets, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Direct Edge LLC or Bats Global Markets, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these Bylaws or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

G Bats Trading, Inc.

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF JUNE, A.D. 2005, AT 5:46 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

3986650 8100

050505316

AUTHENTICATION: 3957625

DATE: 06-17-05

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- First: The name of this Corporation is Dais Trading, Inc.
- Second: Its registered office in the State of Delaware is to be located at 1209 Orange Street, in the City of Wilmington County of New Castle Zip Code 19801. The registered agent in charge thereof is The Corporation Trust Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- Fourth: The amount of the total stock of this corporation is authorized to issue is 100,000 shares (number of authorized shares) with a par value of $1.00 per share.
- Fifth: The name and mailing address of the incorporator are as follows:
  Name Lawrence A. Swain
  Mailing Address 9225 Indian Creek Parkway, Suite 1100
  Overland Park, KS Zip Code 66210
- I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 16th day of June, A.D. 20 05.

BY: [signature]
(Incorporator)

NAME: Lawrence A. Swain
(type or print)

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF OCTOBER, A.D. 2005, AT 6:04 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

3986650 8100

050851173

AUTHENTICATION: 4234352

DATE: 10-19-05

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:30 PM 10/18/2005
FILED 06:04 PM 10/18/2005
SRV 050851173 - 3906650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify.

FIRST: That Pursuant to a Consent Action in Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> The amount of the total stock this corporation is authorized to issue is 8,000,000 shares with a par value of $.01 per share.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of October 14, 2005.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of October, 2005.

By: [signature]
Authorized Officer

Title: President

Name: David R. Cummings

1836183

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATH TRADING, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2005, AT 10:56 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

3906650 8100

050856591



Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 4230665

DATE: 10-20-05

10/19/2005 16:16 0162217009 [illegible]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:02 AM 10/20/2005
FILED 10:56 AM 10/20/2005
SRV 050856591 - 3986650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> The amount of the total stock this corporation is authorized to issue is 8,000,000 shares with a par value of $.01 per share. Each issued and outstanding share of $1.00 par value stock shall be exchanged for 100 shares of $.01 par value stock.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of October 19, 2005.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 19th day of October, 2005.

By: [signature]
Authorized Officer

Title: President

Name: David R. Cummings

1203593.1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JUNE, A.D. 2006, AT 3:57 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

3906650 8100

060570539

AUTHENTICATION: 4825744

DATE: 06-14-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:44 PM 06/13/2006
FILED 03:57 PM 06/13/2006
SRV 060570539 - 3906650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

The amount of the total stock this corporation is authorized to issue is 20,000,000 shares with a par value of $.01 per share.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of June 1, 2006.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1st day of June, 2006.

By: [signature]
Authorized Officer
Title: President
Name: David R. Cummings

1506130 1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF NOVEMBER, A.D. 2009, AT 11:37 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

3986650 8100

AUTHENTICATION: 7632495

091004922

DATE: 11-10-09

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:40 AM 11/10/2009
FILED 11:37 AM 11/10/2009
SRV 091004922 - 3986650 FILE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF BATS TRADING, INC., a Delaware Corporation

It is hereby certified that:

1. The name of the corporation (hereinafter, referred to as the "Corporation") is BATS Trading, Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended by striking out Article Fourth thereof and by substituting in lieu of said Article the following new Article:

> FOURTH: Immediately after giving effect to the Reverse Stock Split (as defined below), the total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000) and each such share is $0.01 par value.
>
> On November 10, 2009 (the "Reverse Split Date"), each one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of outstanding stock of the corporation shall be and become, without further action by the corporation, one (1) share of stock of the corporation (the "Reverse Stock Split"). Each stock certificate outstanding immediately prior to the Reverse Split Date shall, without any action on the part of the holder, thereupon and thereafter, until surrendered as hereinafter provided, represent one (1) share of stock of the corporation for every one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of stock of the corporation stated thereon. The registered holder of such certificates may, on or after the Reverse Split Date, surrender such certificates to the corporation for cancellation and, upon such surrender, shall receive in exchange therefor, without charge, new certificate(s) registered in the name of such holder representing one (1) share of stock of the corporation for each one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of stock of the corporation which, prior to the Reverse Split Date, was represented by the certificate(s) representing shares of stock of the corporation.

3. The amendment of the Certificate of Incorporation herein certified has been duly adopted and authorized by director's resolution and by the written consent without a meeting of stockholders entitled to vote in accordance with the provision of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of this 10th day of November, 2009.

BATS TRADING, INC.

/s/ Christopher Isaacson
Christopher Isaacson, President

THIRD AMENDED AND RESTATED BYLAWS

OF

BATS TRADING, INC.

(a Delaware corporation)

ARTICLE I.

OFFICES

1.1. Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.2. Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware may be, but need not be, identical with the principal office in the State of Delaware, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE II.

STOCKHOLDERS

2.1. Annual Meeting. The annual meeting of the stockholders shall be held on the 1st Monday in November of each year (unless that date shall be a non-business day or legal holiday, in which event the annual meeting of the stockholders shall be held the first business day immediately following such date) for the purposes of electing directors and for the transaction of such other business as may come before the meeting.

2.2. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors or the President or the Secretary or by the person, or in the manner, designated by the Board of Directors.

2.3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the corporation in the State of Delaware.

2.4. Notice of Meeting. Written notice stating the place, day and hour of the meeting of stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each stockholder of record entitled to vote at such meeting not less than ten (10) days (unless a longer period is required by law or the articles of incorporation) not more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Board of Directors, the President, the Secretary, or any other officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock record books of the corporation, with postage thereon prepaid.

2.5. Adjournment. Any meeting of stockholders may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. No notice of the time or place of an adjournment need be given if the time and place are announced at the meeting at which an adjournment is taken, unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each stockholder. Unless a new record date for the adjourned meeting is fixed, the determination of stockholders of record entitled to notice or to vote at the meeting at which adjournment is taken shall apply to the adjourned meeting.

2.6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed, the record date for determining:

(a) stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) stockholders entitled to express consent to a corporate action in writing without meeting shall be the day on which the first written consent is expressed; or

(c) stockholders for any other purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.7. Voting Records. The officer having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of stockholders, make a complete record of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open for the examination of any stockholders, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held as specified in the notice of the meeting or at the place of the meeting. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholders present. The original stock transfer books shall be the only evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

2.8. Quorum. Except as otherwise provided in the certificate of incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, but in no event shall less than one-third of the shares entitled to vote constitute a quorum. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders unless the vote of a greater number or voting by classes is require by law or the certificates of incorporation. Though less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares represented at a meeting which initially had a quorum may adjourn the meeting from time to time without further notice.

2.9. Conduct of Meeting. The President or, in his absence, a Vice President in the order provided under Section 4.6 or, in their absence, any person chosen by the stockholders present, shall call the meeting of the stockholders to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the stockholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.10. Proxies. At all meetings of stockholders, a stockholder entitled to vote may vote in person, by proxy, appointed in writing by the stockholder, or by his duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. Unless otherwise provided in the proxy and supported by sufficient interest, a proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary or the acting secretary, or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed a proxy shall not of itself constitute a revocation. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy. The Board of Directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxies.

2.11. Voting of Shares. Each outstanding share shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class or classes are enlarged, limited or denied by the certificate of incorporation.

2.12. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in the name of another corporation may be voted either in person or by proxy, by the president of such corporation or any other officer appointed by such president. A proxy executed by any principal officer of such other corporation or assistant thereto shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, of the designation of some other person by the board of directors or the bylaws of such other corporation.

(b) Legal Representatives and Fiduciaries. Shares held by any administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors may be voted by a duly executed proxy, without a transfer of such shares to his name. Shares standing in the name of a fiduciary may be voted by him, either in person or by proxy. A proxy executed by a fiduciary, shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, that such manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer of the shares the pledgor has expressly authorized the pledgee to vote the shares and thereafter the pledgee, or his proxy, shall be entitled to vote the shares so transferred.

(d) Treasury Stock and Subsidiaries. Neither treasury shares, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares entitled to vote, but shares of its own issue held by its corporation in a fiduciary capacity, or held by such other corporation in a fiduciary capacity, may be voted and shall be counted in determining the total number of outstanding shares entitled to vote.

(c) Joint Holders. Shares of record in the names of two or more persons or shares to which two or more persons have the same fiduciary relationship, unless the Secretary of the corporation is given notice otherwise and furnished with a copy of the instrument creating the relationship, may be voted as follows: (i) if voted by an individual, his vote binds all holders; or (ii) if voted by more than one holder, the majority vote binds all, unless the vote is evenly split in which case the shares may be voted proportionately, or according to the ownership interest as shown in the instrument filed with the Secretary of the corporation.

2.13. Waiver of Notice by Stockholders. Whenever any notice is required to be given to any stockholder of the corporation under the certificate of incorporation or bylaws or any provision of the Delaware General Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the stockholder entitled to such notice, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends for the express purpose of objecting to the transaction of any business. Neither the business nor the purpose of any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in the waiver.

2.14. Stockholders Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at a meeting of the stockholders, may be taken without a meeting, prior notice or vote, if a consent in writing, setting forth the action so taken, shall be signed by the number of stockholders required to authorize such action at a meeting. If the action is authorized by less than unanimous consent, notice of the action shall be given to nonconsenting stockholders.

ARTICLE III.

BOARD OF DIRECTORS

3.1. General Powers and Number. The business and affairs of the corporation shall be managed by its Board of Directors. The number of directors of the corporation shall be one (1) or such other specific number as may be designated from time to time by resolution of the Board of Directors.

3.2. Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been qualified and elected, or until his prior death, resignation or removal. A director may be removed from office by affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director, taken at a meeting of stockholders called for that purpose. A director may resign at any time by filing his written resignation with the Secretary of the corporation. Directors need not be residents of the State of Delaware or stockholders of the corporation.

3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this by-law immediately after the annual meeting of stockholders, and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of stockholders which precedes it, or such other suitable place as may be announced at such meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

3.4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, Secretary or Treasurer. The President or Secretary calling any special meeting of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them, and if no other place is fixed the place of the meeting shall be the registered office of the corporation in the State of Delaware.

3.5. Notice; Waiver. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.3) shall be given to each director not less than twenty-four (24) hours prior to the meeting by giving oral, telephone or written notice to a director in person, or by telegram, or not less than three (3) days prior to a meeting by delivering or mailing notice to the business address or such other address as a director shall have designated in writing and filed with the Secretary. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Whenever any notice is required to be given to any director of the corporation under the certificate of incorporation or bylaws or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.6. Quorum. Except as otherwise provided by law or by the certificate of incorporation or these bylaws, a majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but in no event shall less than one-third of the directors constitute a quorum. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

3.7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or by the certificate of incorporation or these bylaws.

3.8. Conduct of Meetings. The President, or, in his absence a Vice President in the order provided under Section 4.6, or, in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any Assistant Secretary or any director or other person present to act as secretary of the meeting.

3.9. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors; provided, that in case of a vacancy created by the removal of a director by vote of the stockholders, the stockholders shall have the right to fill such vacancy at the same meeting or any adjournment thereof.

3.10. Compensation. The Board of Directors, by affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors or a committee thereof of which he is a member at which action on any corporate matter is taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.12. Committees. The Board of Directors by resolution adopted by the affirmative vote of a majority of the directors may designate one or more committees, each committee to consist of one or more directors elected by the Board of Directors, which to the extent provided in said resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

3.13. Unanimous Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken by the Board of Directors at a meeting or by a resolution of any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, filed with the minutes of the proceedings, shall be signed by all of the directors then in office.

3.14. Telephonic Meetings. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

ARTICLE IV.

OFFICERS

4.1. Number. The principal officers of the corporation shall be a President, or any number of Vice Presidents, and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

4.2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected or until his prior death, resignation or removal. Any officer may resign at any time upon written notice to the corporation. Failure to elect officers shall not dissolve or otherwise affect the corporation.

4.3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights.

4.4. Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

4.5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall, in general, supervise and control all of the business and affairs of the corporations. He shall, when present, preside at all meetings of the stockholders and of the Board of Directors. He shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as he shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. He shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments, of every conceivable kind and character whatsoever, necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, he may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in his place and stead. In general he shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6. The Vice President. In the absence of the President or in the event of his death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President, if one is elected, (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his authority to act in the stead of the President.

4.7. The Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders and of the Board of Directors in one or more books provided for the purpose; (b) attest instruments to be filed with the Secretary of State; (c) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (d) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (e) keep or arrange for the keeping of a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (f) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors.

4.8. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.3; and (c) in general perform all of the duties incident to the office of Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.9. Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize, if any. The Assistant Secretaries may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of the duties in such sums and with such sureties as the Board of Directors shall determine. the Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

4.10. Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint any person to act as assistant to any officer, or as agent for the corporation in his stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors shall have the power to perform all the duties of the office to which he is so appointed to be an assistant, or as to which he is so appointed to act, except as such power may be otherwise defined or restricted by the Board of Directors.

4.11. Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE V.

CONTRACTS, LOAN, CHECKS
AND DEPOSITS; SPECIAL CORPORATE ACTS

5.1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of an on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

5.2. Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

5.3. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

5.4. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if he is present, or in his absence, by a Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in his absence, of a Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by its corporation the same as such shares or other securities might be voted by this corporation.

ARTICLE VI.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or Treasurer or Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in Section 6.06.

6.2. Facsimile Signatures and Seal. The seal of the corporation on any certificates for shares may be a facsimile. The signature of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

6.3. Signature by Former Officers. In case any officer, who has signed or whose facsimile signature has been placed upon any certificate for shares, shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

6.4. Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged by such duty. The corporation may require reasonable assurance that said endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of

Directors. Where a transfer of shares is made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the shares are presented, both the transferor and the transferee so request.

6.5. Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares. Otherwise the restriction is invalid except against those with actual knowledge of the restrictions.

6.6. Lost, Destroyed or Stolen Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the person requesting such new certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.7. Consideration for Shares. The shares of the corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors, consistent with the laws of the State of Delaware.

6.8. Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the statutes of the State of Delaware as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the corporation.

ARTICLE VII.

SEAL

7.1. The Board of Directors may, at their discretion, provide a corporate seal in an appropriate form.

ARTICLE VIII.

FISCAL YEAR

8.1. The fiscal year of the corporation shall begin on the first day of January and end on the last day of December in each year.

ARTICLE IX.

AMENDMENTS

9.1. By Stockholders. These bylaws may be adopted, amended or repealed and new bylaws may be adopted by the stockholders entitled to vote at the stockholders' annual meeting without prior notice or any other meeting provided the amendment under consideration has been set forth in the notice of meeting, by affirmative vote of not less than a majority of the shares present or represented at any meeting at which a quorum is in attendance.

9.2. By Directors. These bylaws may be adopted, amended or repealed by the Board of Directors as provided in the certificate of incorporation by the affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; but no by-law adopted by the stockholders shall be amended or repealed by the Board of Directors if the bylaws so provide.

9.3. Implied Amendments. Any action taken or authorized by the Board of Directors, which would be inconsistent with the bylaws then in effect but it taken or authorized by affirmative vote of not less than the number of directors required to amend the bylaws so that the bylaws would be consistent with such action, shall be given the same effect as though the bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.

ARTICLE X.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

10.1. Indemnification of Directors, Officers and Employees. The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that the person, his or her testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor of the Corporation.

H Omicron Acquisition Corp.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "OMICRON ACQUISITION CORP.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF FEBRUARY, A.D. 2011, AT 12:40 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

4936927 8100

110122754

AUTHENTICATION: 8545172

DATE: 02-07-11

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:01 PM 02/07/2011
FILED 12:48 PM 02/07/2011
SRV 110122754 - 4936927 FILE

CERTIFICATE OF INCORPORATION

OF

OMICRON ACQUISITION CORP.

FIRST: The name of the corporation is Omicron Acquisition Corp. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 7th day of February, 2011.

Malik M. Khalil
Incorporator

[illegible]

BYLAWS

OF

OMICRON ACQUISITION CORP.

* * * * *

ARTICLE 1
OFFICES

Section 1.01. *Registered Office.* The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. *Books.* The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

Section 2.01. *Time and Place of Meetings.* All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

Section 2.02. *Annual Meetings.* Unless directors are elected by written consent in lieu of an annual meeting as permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("**Delaware Law**"), an annual meeting of stockholders, commencing with the year 2012, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however*, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.03. *Special Meetings.* Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.04. *Notice of Meetings and Adjourned Meetings; Waivers of Notice.* (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. *Quorum.* Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.06. *Voting*. (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.

Section 2.07. *Action by Consent*. (a) Unless otherwise provided in the certificate of incorporation and subject to the proviso in Section 2.02, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 2.07(b).

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.08. *Organization.* At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, or in the Chairman's absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary's absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

ARTICLE 3
DIRECTORS

Section 3.01. *General Powers.* Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. *Number, Election and Term Of Office.* (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than two or more than nine. The directors shall be elected at the annual meeting of the stockholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 3.03. *Quorum and Manner of Acting.* Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. *Time and Place of Meetings.* The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

Section 3.05. *Annual Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. *Regular Meetings.* After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. *Action by Consent.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. *Telephonic Meetings.* Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. *Resignation.* Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. *Vacancies.* Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

Section 3.13. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.

Section 3.14. *Compensation.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE 4
OFFICERS

Section 4.01. *Principal Officers.* The principal officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. *Election, Term of Office and Remuneration.* The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. *Subordinate Officers.* In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more

Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. *Removal.* Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. *Resignations.* Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. *Powers and Duties.* The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Certificates For Stock; Uncertificated Shares.* The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. *Dividends*. Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. *Year*. The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. *Corporate Seal*. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. *Voting of Stock Owned by the Corporation*. The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. *Amendments*. These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.

I Bats Hotspot Holdings LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "HOTSPOT FX HOLDINGS, LLC" IS DULY FORMED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE TWELFTH DAY OF MARCH, A.D. 2015.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "HOTSPOT FX HOLDINGS, LLC" WAS FORMED ON THE FIFTEENTH DAY OF MAY, A.D. 2000.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL REPORTS HAVE BEEN FILED TO DATE.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL TAXES HAVE BEEN PAID TO DATE.


SECRETARY OF STATE
DELAWARE
1776
1976



Jeffrey W. Bullock, Secretary of State

3229145 8300

150345788

AUTHENTICATION: 2191891

DATE: 03-12-15

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS FILED FROM AND INCLUDING THE RESTATED CERTIFICATE OR A MERGER WITH A RESTATED CERTIFICATE ATTACHED OF "HOTSPOT FX HOLDINGS, LLC" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF MERGER, FILED THE THIRTY-FIRST DAY OF MARCH, A.D. 2006, AT 12:53 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF MERGER IS THE FIRST DAY OF APRIL, A.D. 2006, AT 12:01 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, CHANGING ITS NAME FROM "HOTSPOT FX, INC." TO "HOTSPOT FX HOLDINGS, INC.", FILED THE TWENTY-THIRD DAY OF SEPTEMBER, A.D. 2009, AT 3:19 O'CLOCK P.M.

CERTIFICATE OF CONVERSION, CHANGING ITS NAME FROM "HOTSPOT FX HOLDINGS, INC." TO "HOTSPOT FX HOLDINGS, LLC", FILED THE ELEVENTH DAY OF MARCH, A.D. 2015, AT 11:53 O'CLOCK A.M.

CERTIFICATE OF FORMATION, FILED THE ELEVENTH DAY OF MARCH, A.D. 2015, AT 11:53 O'CLOCK A.M.

3229145 8100X

150345788


SECRETARY OF STATE
DELAWARE
1776
1970



Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 2191892

DATE: 03-12-15

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:53 PM 03/31/2006
FILED 12:53 PM 03/31/2006
SRV 060306825 - 3229145 FILE

CERTIFICATE OF MERGER

OF

FX MERGER SUB, INC.

WITH AND INTO

HOTSPOT FX, INC.

Pursuant to Section 251 of the General
Corporation Law of the State of Delaware

HOTSPOT FX, INC., a Delaware corporation, does hereby certify:

FIRST: The name and state of incorporation of each of the constituent corporations to this merger are as follows:

FX Merger Sub, Inc.	-	Delaware
Hotspot FX, Inc.	-	Delaware

SECOND: An Agreement of Merger, dated January 23, 2006, by and among Knight Capital Group, Inc., FX Merger Sub, Inc., Hotspot FX, Inc. and HS Investments Inc., has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with Sections 228 and 251 of the General Corporation Law of the State of Delaware.

THIRD: The corporation surviving the merger shall be Hotspot FX, Inc. (the "Surviving Corporation"). The name of the Surviving Corporation is Hotspot FX, Inc.

FOURTH: The Restated Certificate of Incorporation of Hotspot FX, Inc. in effect immediately prior to the merger shall be amended in its entirety as set forth on Exhibit A and, as so amended, shall be the Restated Certificate of Incorporation of the Surviving Corporation.

FIFTH: The executed Agreement of Merger is on file at an office of the Surviving Corporation, at 545 Washington Boulevard, Jersey City, New Jersey 07310. A copy of the Agreement of Merger will be provided, upon request and without cost, to any stockholder of either constituent corporation.

SIXTH: This Certificate of Merger shall be deemed effective as of April 1, 2006 at 12:01 a.m., Eastern Standard Time.

IN WITNESS WHEREOF, Hotspot FX, Inc. has caused this Certificate of Merger to be executed in its corporate name this 31st day of March, 2006.

HOTSPOT FX, INC.



By: ______________________
Name: John Eley
Title: President

Exhibit A

RESTATED CERTIFICATE OF INCORPORATION

OF

HOTSPOT FX, INC.

FIRST: The name of the Corporation is Hotspot FX, Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "DGCL").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each having a par value of U.S. one cent ($0.01).

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article FIFTH by the stockholders of the Corporation shall not adversely affect any right

or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

(5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

SIXTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:45 PM 09/23/2009
FILED 03:19 PM 09/23/2009
SRV 090878891 - 3229145 FILE

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION

* * * * *

Hotspot FX, Inc, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

> RESOLVED, that the Restated Certificate of Incorporation of Hotspot FX, Inc. be amended by changing Section 1 of the Company's Restated Certificate of Incorporation so that, as amended, said Section 1 shall be and read as follows:
>
> "1. The name of the Corporation is Hotspot FX Holdings, Inc."

SECOND: That in lieu of a meeting and vote of the sole stockholder, the sole stockholder has given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 22nd day of September, 2009.



Hotspot FX, Inc.
By Steven J. Wright
Vice President & Assistant Secretary

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A CORPORATION TO A
LIMITED LIABILITY COMPANY PURSUANT TO
SECTION 18-214 OF THE LIMITED LIABILITY COMPANY ACT

1. The jurisdiction where the Corporation was first formed is the State of Delaware.
2. The jurisdiction immediately prior to filing this Certificate is the State of Delaware.
3. The date the Corporation first formed is May 15, 2000.
4. The name of the Corporation immediately prior to filing this Certificate is Hotspot FX Holdings, Inc.
5. The name of the Limited Liability Company as set forth in the Certificate of Formation is Hotspot FX Holdings, LLC.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 11th day of March, 2015.

KNIGHT CAPITAL GROUP, INC.
Sole Stockholder

By 

Name: Kathryn M. Smith
Title: Assistant Secretary

[*Signature Page to Certificate of Conversion of Hotspot FX Holdings, Inc.*]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:53 AM 03/11/2015
FILED 11:53 AM 03/11/2015
SRV 150341224 - 3229145 FILE

CERTIFICATE OF FORMATION

OF

HOTSPOT FX HOLDINGS, LLC

First: The name of the limited liability company is Hotspot FX Holdings, LLC (the "LLC").

Second: The address of the LLC's registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, and its registered agent at such address is The Corporation Trust Company.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 11th day of March, 2015.

KNIGHT CAPITAL GROUP, INC.
Sole Member

By 

Name: Kathryn M. Smith
Title: Assistant Secretary

[Signature Page to Certificate of Formation of Hotspot FX Holdings, LLC]

AMENDED AND RESTATED OPERATING AGREEMENT

OF

BATS HOTSPOT HOLDINGS LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") of BATS Hotspot Holdings LLC (the "Company") is entered into as of this 13th day of March, 2015, by BATS Global Markets Holdings, Inc. (such person and any other person admitted as a member of the Company pursuant to Section 13 hereof individually referred to herein as a "Member" and collectively as the "Members").

RECITAL

The Company was formed as a limited liability company under the laws of the State of Delaware on March 11, 2015, and desires to enter into a written agreement, in accordance with the provisions of the Delaware Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business. This written agreement shall supersede any and all other similar types of agreements heretofore adopted by the Member and/or the Company, including but not limited to the Limited Liability Company Operating Agreement executed and adopted effective as of March 11, 2015.

1. Name. The name of the Company is BATS Hotspot Holdings LLC. The Company may do business under that name and, as permitted by applicable law, under any other name determined from time to time by the Member.

2. Purpose. The object and purpose of the Company, and the nature of the business to be conducted and promoted, is engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing. The Company, and the Member (or Members, if there is more than one (1) Member) on behalf of the Company, may enter into and perform any and all agreements consistent with the purpose of the Company.

3. Term. The term of the Company commenced on the date the certificate of formation of the Company was filed in the office of the Secretary of State of the State of Delaware and shall continue until the Company is dissolved pursuant to the provisions of Section 8.

4. Registered Office. The address of the registered office of the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. The Company may also have offices at such other places within or without the State of Delaware as the Member may from time to time designate or the business of the Company may require.

5. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801.

6. Member. The name and the mailing address of the Member are as follows:

Name	Address
BATS Global Markets Holdings, Inc.	8050 Marshall Drive, Suite 120 Lenexa, KS 66214

7. Management of the Company. (a) The business and affairs of the Company shall be managed by the Member (or Members, if there is more than one (1) Member). The Member (or Members) shall have the power to do any and all acts that may be necessary or convenient to or for the furtherance of the purposes described herein, including, without limitation, the power:

    (i) to conduct its business, carry on its operations and have and exercise the powers granted to a limited liability company by the Act in any state, territory, district or possession of the United States, or in any foreign country, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

    (ii) to acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property and loans secured by such real and personal property, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

    (iii) to enter into, perform and carry out contracts of any kind, including, without limitation, contracts with the Member, an affiliate of the Company or the Member, or any agent of the Company, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

    (iv) to purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge, or otherwise dispose of, and otherwise deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, trusts, limited liability companies, or individuals, or direct or indirect obligations of the United States or any government, state or instrumentality of any of them;

    (v) to lend or borrow money and issue evidences of indebtedness, with or without security; and

    (vi) to sue or be sued, complain and defend, and participate in administrative or other proceedings, and to pay, compromise, settle or litigate any claims by or against the Company; and

(vii) to appoint employees and agents of the Company, and define their duties and fix their compensation.

(b) The Member may (i) authorize by written action any person to enter into and perform any agreement on behalf of the Company, (ii) appoint one or more officers with such titles and duties and powers as the Member may determine and (iii) appoint individuals, with such titles as it may select, as employees or officers of the Company to act on behalf of the Company, with such power and authority as the Member may delegate from time to time to any such person. Any such persons, officers and employees designated by the Member to act on behalf of the Company may be appointed or removed by the Member at any time and from time to time, with or without cause.

(c) The Member, acting alone, or such person as the Member shall designate as attorney-in-fact for this purpose, is hereby designated or approved as an authorized person, within the meaning of the Act, to execute, deliver and file the Certificate of Formation of the Company (and any amendments and/or restatements thereof) and any other certificates (and any amendments and/or restatements thereof), which may be necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business or to act on behalf of the Company as such designated persons see fit.

8. Dissolution; Liquidation. (a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member or (ii) any other event or circumstance giving rise to the dissolution of the Company under the Act, unless the Company's existence is continued pursuant to the Act.

(b) Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Member shall promptly liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Member under this Agreement shall continue.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows: (i) first, to creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and (ii) thereafter, to the Member.

(d) Upon the completion of the winding up of the Company, the Member shall file a certificate of dissolution in accordance with the Act.

9. Capital Contributions. The Member shall have the right, but not the obligation, to make capital contributions to the Company at the times and in the amounts determined by the Member.

10. Allocation of Profits and Losses; Tax Matters. The Company's profits and losses shall be allocated at the end of each calendar year (and at such other times, if any, as the Member shall determine) to the Member.

11. Distributions. Distributions may be made to the Member at the times and in the aggregate amounts determined by the Member. Notwithstanding anything to the contrary contained herein, the Company, and the Member on behalf of the Company, shall not make a distribution to the Member on account of the interest of the Member in the Company if such distribution would violate § 18-607 of the Act or any other applicable law.

12. Resignation. A Member may only resign from the Company if it has transferred all of its interest in the Company to another person or entity.

13. Admission of Additional Members. One or more additional members may be admitted to the Company with the consent of the Member.

14. Liability of the Member. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

15. Exculpation. (a) Neither the Member, any Authorized Person, nor any of their respective affiliates, directors, trustees, members, officers, controlling persons or employees (each, a "Covered Person"), shall be liable to the Company or the Member for any loss, liability, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company. Whenever in this Agreement a Covered Person is permitted or required to make decisions in good faith, the Covered Person shall act under such standard and shall not be subject to any other or different standard imposed by this Agreement or any relevant provisions of law or in equity or otherwise.

(b) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person or entity as to matters the Covered Person reasonably believes are within such person's or entity's professional or expert competence.

16. Fiduciary Duty. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to the Member, a Covered Person acting under this Agreement shall not be liable to the Company or to the Member for such Covered Person's good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Covered Person.

17. Indemnification and Insurance. (a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a

"proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a Manager or officer of the Company or is or was serving at the request of the Company as a manager, director or officer, employee or agent of another company, corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a Manager, director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Manager. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Act requires, the payment of such expenses incurred by a Manager or officer in his or her capacity as a Manager or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Manager or officer, to repay all amounts so advanced if it shall ultimately be determined that such Manager or officer is not entitled to be indemnified under this Section or otherwise. The Company may, by action of the Manager, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of the Manager and officers.

(b) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this Section is not paid in full by the Company within thirty days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the Act for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Manager, independent legal counsel, or its Member(s)) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Manager, independent legal counsel, or its Member(s)) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) Non Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Agreement, other agreement, action of the Manager or otherwise.

(d) Insurance. The Company may maintain insurance, at its expense, to protect itself and any Manager, officer, employee or agent of the Company or another company, corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

18. Expenses. To the fullest extent permitted by applicable law, expenses (including attorneys' fees and disbursements) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding, subject to recapture by the Company following a later determination that such Covered Person was not entitled to be indemnified hereunder.

19. Tax Treatment. As long as there is only one (1) Member of the Company, the Company shall be treated as a disregarded entity for tax purposes. In the event that there is more than one (1) Member of the Company, the Members shall agree by their subscription hereto to treat the Company as a partnership for tax purposes. In such event, the initial Member shall serve as "tax matters partner" of the Company within the meaning of Section 6231(a)(7) of the Internal Revenue Code of 1986, as amended.

20. Amendment, Waiver, Etc. This Agreement may not be amended or supplemented, and no waiver of or consent to departures from the provisions hereof shall be effective, unless set forth in a writing signed by the Member.

21. Miscellaneous. This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto. This Agreement shall be binding upon and inure to the benefit of the Member and his successors and permitted assigns. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted. Except as provided in Sections 16 through 19 with respect to the exculpation and indemnification of Covered Persons, nothing in this Agreement shall confer any rights upon any person or entity other than the Member and his successors and permitted assigns.

22. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED UNDER, THE LAWS OF THE STATE OF DELAWARE (WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES), ALL RIGHTS AND REMEDIES BEING GOVERNED BY SUCH LAWS.

IN WITNESS WHEREOF, the undersigned Member of the Company, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

BATS GLOBAL MARKETS HOLDINGS, INC.

By: 
Name: Chris Concannon
Title: President

J Bats Hotspot LLC

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name: KCG HOTSPOT FX LLC
Business Id: 0600120601
Certificate Number: 6000040259

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON July 1, 2013 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CGN

L-102 NJSA 42 (2/94)


FILED
JUL 01 2013
STATE TREASURER

0600120601

New Jersey Division of Revenue

Certificate of Amendment

Limited Liability Company

This form may be used to amend a Certificate of Formation of a Limited Liability Company on file with the Department of the Treasury. Applicants must insure strict compliance with NJSA 42, the New Jersey Limited Liability Act, and insure that all applicable filing requirements are met.

1. Name of Limited Liability Company: Knight Hotspot FX LLC
2. Identification Number: 0600120601
3. New LLC Name (if applicable): KCG Hotspot FX LLC
4. Effective Date: July 2, 2013
5. The Certificate of Formation is amended as follows (provide attachments if needed):
   1. The name of the company is KCG Hotspot FX LLC (the "Company".)

The undersigned represent(s) that this filing complies with State law as detailed in NJSA 42 and that they are authorized to sign this form behalf of the Limited Liability Company.

Signature: [signature]

Name: Steven J. Wright

Date: 6/27/13

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name: KCG HOTSPOT FX LLC
Business Id: 0600120601
Certificate Number: 6000040260

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A CHANGE OF AGENT AND OFFICE ON May 5, 2006 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Bristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

L-122 (4/94)


FILED
MAY 5 2006
STATE TREASURER

New Jersey Division of Revenue

Certificate of Change - Registered Name or Address, or Both

(For Use by a Limited Liability Company)

This form may be used by domestic and foreign Limited Liability Companies to change an agent name or address or both. If a P.O. box is used for registered address, the street address must be included. Return this form with a $25.00 check made out to: Treasurer, State of New Jersey. Write the LLC number on the top left of your check.

LLC Name and Number: Hotspot FXi, L.L.C.
0600120601

State of Original Filing: New Jersey

IMPORTANT - INCLUDE INFORMATION ON BOTH THE PRIOR & NEW AGENT

Prior Agent:

Name Edward M. Zimmerman

Street Address c/o Lowenstein Sandler PC
65 Livingston Avenue

City Rosedale State NJ Zip 07068

New Agent:

Name The Corporation Trust Company

Street Address 820 Bear Tavern Road

City West Trenton State N.J. Zip 08628

The Corporation Trust Company

By: 

Signature of Registered Agent

5/5/06
Date

Sandra Ortega
Assistant Secretary

NJ Division of Revenue, PO Box 308, Trenton, NJ 08646

NJ039 - 7/25/05 C T System Online

0600120601

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040261

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON October 22, 2012 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

L-102 NJSA 42 (2/94)

CGN



New Jersey Division of Revenue

Certificate of Amendment

Limited Liability Company

0600120601

This form may be used to amend a Certificate of Formation of a Limited Liability Company on file with the Department of the Treasury. Applicants must insure strict compliance with NJSA 42, the New Jersey Limited Liability Act, and insure that all applicable filing requirements are met.

1. Name of Limited Liability Company: Hotspot FX LLC
2. Identification Number: 0600120601
3. New LLC Name (if applicable): Knight Hotspot FX LLC
4. Effective Date:
5. The Certificate of Formation is amended as follows (provide attachments if needed):
   1. The name of the company is Knight Hotspot FX LLC (the "Company".)

The undersigned represent(s) that this filing complies with State law as detailed in NJSA 42 and that they are authorized to sign this form behalf of the Limited Liability Company.

Signature: Andrew M. Greenstein

Name: Andrew M. Greenstein

Date: 10/18/12

2536174
4542415

NJ Division of Revenue, PO Box 308, Trenton, NJ 08646

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040262

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT AN ORIGINAL CERTIFICATE ON August 7, 2001 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

LLC


FILED
AUG 7 2001
STATE TREASURER

CERTIFICATE OF FORMATION

OF

HOTSPOT FX 2, L.L.C.

(Pursuant to N.J.S.A. 42:2B-11)

The undersigned, as an authorized person, in order to form a limited liability company under the New Jersey Limited Liability Company Act, does hereby certify as follows:

1. The name of the company is Hotspot FX 2, L.L.C. (the "Company").

2. The address of the registered office of the Company in the State of New Jersey is c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

3. The name and address of the registered agent for service of process on the Company in the State of New Jersey is Edward M. Zimmerman, c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

4. The Company is to have perpetual existence.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on the 7th day of August, 2001.

Anthony O. Pergola

Anthony O. Pergola
Authorized Person

S982807
J1885909

0600120601

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040263

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON September 25, 2009 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

REG-C-EA
(08-05)

STATE OF NEW JERSEY
DIVISION OF REVENUE

Mail to: PO Box 308
Trenton, NJ 08646

BUSINESS ENTITY AMENDMENT FILING

FEE REQUIRED

Complete the following information and sign in the space provided. Please note that once filed, the information on this page is considered public. Refer to the instructions for delivery/return options, filing fees and field-by-field requirements. Remember to remit the appropriate fee amount for this filing. Use attachments if more space is required for any field, or if you wish to add articles for the public record.

A. Business Name: Hotspot FXI, L.L.C.

Business Entity NJ 10-digit ID number: 0 6 0 0 1 2 0 6 0 1

B. Statutory Authority for Amendment: 42:2B (See Instructions for List of Statutory Authorities)

C. ARTICLE SECTION 1 OF THE CERTIFICATE of the above referenced business is amended to read as follows. (If more space is necessary, use attachment)
"1. The name of the company is Hotspot FX LLC (the "Company")"

Can


FILED
SEP 25 2009
STATE TREASURER

0600120601

D. Other Provisions: (Optional)

E. Date Amendment was Adopted:

F. CERTIFICATION OF CONSENT/VOTING: (If required by one of the following laws cited, certify consent/voting)
N.J.S.A. 14A:9-1 et seq. or N.J.S.A 15A:9-1 et seq., Profit and Non-Profit Corps. Amendment by the Incorporators
☐ Amendment was adopted by unanimous consent of the Incorporators.

N.J.S.A 14A:9-2(4) and 14A:9-4(3), Profit Corps., Amendment by the Shareholders
☐ Amendment was adopted by the Directors and thereafter adopted by the shareholders.
Number of shares outstanding at the time the amendment was adopted ________, and total number of shares entitled to vote thereon ________. If applicable, list the designation and number of each class/series of shares entitled to vote:

List votes for and against amendment, and if applicable, show the vote by designation and number of each class/series of shares entitled to vote:

Number of Shares Voting for Amendment — Number of Shares Voting Against Amendment

** If the amendment provides for the exchange, reclassification, or cancellation of issued shares, attach a statement indicating the manner in which same shall be effected.

N.J.S.A. 15A:9-4. Non-profit Corps., Amendment by Members or Trustees
The corporation has ☐ does not have ☐ members.
If the corporation has members, indicate the number entitled to vote ______, and how voting was accomplished:

☐ At a meeting of the corporation. Indicate the number VOTING FOR ____ and VOTING AGAINST ____. If any class(es) of members may vote as a class, set forth the number of members in each class, the votes for and against by class, and the number present at the meeting:

Class — Number of Members — Voting for Amendment — Voting Against Amendment

2208879 4030290

☐ Adoption was by unanimous written consent without a meeting.

If the corporation does not have members, indicate the total number of Trustees ________, and how voting was accomplished:
☐ At a meeting of the corporation. The number of Trustees VOTING FOR ________ and VOTING AGAINST ________
☐ Adoption was by unanimous written consent without a meeting.

G. AGENT/OFFICE CHANGE
New Registered Agent:
Registered Office: (Must be a NJ street address)
Street ________ City ________ Zip ________

H. SIGNATURE(S) FOR THE PUBLIC RECORD (See Instructions for Information on Signature Requirements)

Signature [signature: Andrew M. Greenstein] Title Managing Director, Associate General Counsel & Secretary Date 9/24/09

Signature ________ Title ________ Date ________

The above-signed certifies that the business entity has complied with all applicable NJ statutory filing requirements

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name: KCG HOTSPOT FX LLC
Business Id: 0600120601
Certificate Number: 6000040264

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON November 26, 2001 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY
HAND AND AFFIXED MY OFFICIAL SEAL AT
TRENTON, THIS
March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp


CGN
FILED
NOV 26 2001
STATE TREASURER

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF FORMATION

OF

HOTSPOT FX 2, L.L.C.

(Pursuant to N.J.S.A. 42:2B-13)

The undersigned, as an authorized person, does hereby certify as follows:

1. The name of the company is Hotspot FX 2, L.L.C. (the "Company"). The Company filed its Certificate of Formation with the State of New Jersey on August 7, 2001.

2. The Certificate of Formation of the Company is hereby amended to change the name of the Company to Hotspot FXi, L.L.C. Accordingly, Section 1 of the Company's Certificate of Formation is hereby deleted in is entirety and replaced with the following:

"1. The name of the company is Hotspot FXi, L.L.C. (the "Company")."

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Formation on the 26th day of November, 2001.

Anthony O. Pergola
Authorized Person

0600120601

12662/1
11/24/2001 1108351.02

REG-C-EA
(08-05)

STATE OF NEW JERSEY
DIVISION OF REVENUE

Mail to: PO Box 308
Trenton, NJ 08646

BUSINESS ENTITY AMENDMENT FILING

FEE REQUIRED

Complete the following information and sign in the space provided. Please note that once filed, the information on this page is considered public. Refer to the instructions for delivery/return options, filing fees and field-by-field requirements. Remember to remit the appropriate fee amount for this filing. Use attachments if more space is required for any field, or if you wish to add articles for the public record.

A. Business Name: BATS Hotspot LLC

Business Entity NJ 10-digit ID number: 0 6 0 0 1 2 0 6 0 1

B. Statutory Authority for Amendment: 42:2C (See Instructions for List of Statutory Authorities)

C. ARTICLE 1 OF THE CERTIFICATE of the above referenced business is amended to read as follows. (If more space is necessary, use attachment)
Business Name: Bats Hotspot LLC

CGN

FILED
FEB 19 2016
STATE TREASURER

D. Other Provisions: (Optional)

E. Date Amendment was Adopted:

F. CERTIFICATION OF CONSENT/VOTING: (If required by one of the following laws cited, certify consent/voting)
N.J.S.A. 14A:9-1 et seq. or N.J.S.A 15A:9-1 et seq., Profit and Non-Profit Corps. Amendment by the Incorporators
☐ Amendment was adopted by unanimous consent of the incorporators.

0600120601

N.J.S.A 14A:9-2(4) and 14A:9-4(3), Profit Corps., Amendment by the Shareholders
☐ Amendment was adopted by the Directors and thereafter adopted by the shareholders.
Number of shares outstanding at the time the amendment was adopted _______, and total number of shares entitled to vote thereon _______. If applicable, list the designation and number of each class/series of shares entitled to vote:

List votes for and against amendment, and if app on and number of each class/series of shares entitled to vote:

Number of Shares Voting for Amendment ... of Shares Voting Against Amendment

** If the amendment provides for the exchange, reclassification, or cancellation of issued shares, attach a statement indicating the manner in which same shall be effected.

N.J.S.A. 15A:9-4, Non-profit Corps., Amendment by Members or Trustees
The corporation has ☐ does not have ☐ members.
If the corporation has members, indicate the number entitled to vote ______, and how voting was accomplished:

☐ At a meeting of the corporation, indicate the number VOTING FOR ____ and VOTING AGAINST ____. If any class(es) of members may vote as a class, set forth the number of members in each class, the votes for and against by class, and the number present at the meeting:

Class	Number of Members	Voting for Amendment	Voting Against Amendment

☐ Adoption was by unanimous written consent without a meeting.

If the corporation does not have members, indicate the total number of Trustees ______, and how voting was accomplished:
☐ At a meeting of the corporation. The number of Trustees VOTING FOR _____ and VOTING AGAINST _____.
☐ Adoption was by unanimous written consent without a meeting.

G. AGENT/OFFICE CHANGE
New Registered Agent:
Registered Office: (Must be a NJ street address)
Street _____ City _____ Zip _____

H. SIGNATURE(S) FOR THE PUBLIC RECORD (See Instructions for Information on Signature Requirements)

Signature [signature] Title President, BATS Hotspot Holdings LLC, Sole Member Date 2/12/16

Signature _____ Title _____ Date _____

The above-signed certifies that the business entity has complied with all applicable NJ statutory filing requirements.

NJ011 - 8/15/2013 Wolters Kluwer Online

J2803389
J4916863

FIFTH AMENDED AND RESTATED OPERATING AGREEMENT

OF

BATS HOTSPOT LLC

THIS FIFTH AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") of Bats Hotspot LLC (the "Company") dated as of the 19th day of February, 2016, by Bats Hotspot Holdings LLC, as the sole Manager of the Company (the "Manager").

RECITAL

The Manager formed the Company as a limited liability company under the laws of the State of New Jersey on August 7, 2001, and desires to enter into a written agreement, in accordance with the provisions of the New Jersey Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business. This written agreement shall supersede any and all other similar types of agreements heretofore adopted by the Manager and/or the Company, including but not limited to the (i) Operating Agreement executed and adopted effective as of August 7, 2001, (ii) the Amended and Restated Operating Agreement dated as of September 25, 2009, (iii) the Second Amended and Restated Operating Agreement dated as of October 22, 2012, (iv) the Third Amended and Restated Operating Agreement dated as of July 2, 2013, and (v) the Fourth Amended and Restated Operating Agreement dated as of March 13, 2015.

ARTICLE I
The Limited Liability Company

1.1 *Formation*. The Manager has previously formed the Company as a limited liability company pursuant to the provisions of the Act. A certificate of formation for the Company as described in Section 42:2B-11 of the Act (the "Certificate of Formation") has been filed in the Office of the Secretary of State of the State of New Jersey in conformity with the Act.

1.2 *Name*. The name of the Company shall be "Bats Hotspot LLC" and its business shall be carried on in such name with such variations and changes as the Manager shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3 *Business Purpose; Powers*. The Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.4 *Registered Office and Agent*. The location of the registered office of the Company shall be 820 Bear Tavern Road, in the City of West Trenton, County of Mercer, New Jersey. The Company's Registered Agent at such address shall be The Corporation Trust Company.

1.5 *Term*. Subject to the provisions of Article 6 below, the Company shall have perpetual existence.

ARTICLE II
The Manager

2.1 *The Manager*. The name and address of the sole Manager is as follows:

Name	Address
Bats Hotspot Holdings LLC	8050 Marshall Drive, Suite 120 Lenexa, KS 66214

2.2 *Actions by the Manager; Meetings*. The Manager may approve a matter or take any action at a meeting or without a meeting by the written consent of the Manager. Meetings of the Manager may be called at any time by the Manager.

2.3 *Liability of the Manager*. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Manager shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Manager.

2.4 *Power to Bind the Company*. The Manager (acting in its capacity as such) shall have the authority to bind the Company to any third party with respect to any matter.

2.5 *Admission of Managers.* New Managers shall be admitted only upon the approval of the Manager.

ARTICLE III
Management by the Manager

3.1 The management of the Company is fully reserved to the Manager, and the Company shall not have "managers," as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Manager shall act through resolutions adopted in written consents. Decisions or actions taken by the Manager in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

3.2 *Officers and Related Persons.* The Manager shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Manager deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

ARTICLE IV
Capital Structure and Contributions

4.1 *Capital Structure.* The capital structure of the Company shall consist of one class of common interests (the "Common Interests"). All Common Interests shall be identical with each other in every respect. The Manager shall own all of the Common Interests issued and outstanding.

4.2 *Capital Contributions.* From time to time, the Manager may determine that the Company requires capital and may make capital contribution(s) in an amount determined by the Manager. A capital account shall be maintained for the Manager, to which contributions and profits shall be credited and against which distributions and losses shall be charged.

ARTICLE V
Profits, Losses and Distributions

5.1 *Profits and Losses*. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Manager. In each year, profits and losses shall be allocated entirely to the Manager.

5.2 *Distributions*. The Manager shall determine profits available for distribution and the amount, if any, to be distributed to the Manager, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Manager. The distributions of the Company shall be allocated entirely to the Manager.

ARTICLE VI
Events of Dissolution

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events (each, an "Event of Dissolution"):

(a) The Manager votes for dissolution; or

(b) A judicial dissolution of the Company under Section 18-802 of the Act.

ARTICLE VII
Transfer of Interests in the Company

The Manager may sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests and, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a Manager.

ARTICLE VIII
Exculpation and Indemnification

8.1 *Exculpation*. Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Manager, or any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Manager, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

8.2 *Indemnification*. To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Manager. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.2.

8.3 *Amendments*. Any repeal or modification of this Article VIII by the Manager shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
Miscellaneous

9.1 . *Tax Treatment.* Unless otherwise determined by the Manager, the Company shall be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Manager and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

9.2 *Amendments.* Amendments to this Agreement and to the Certificate of Formation shall be approved in writing by the Manager. An amendment shall become effective as of the date specified in the approval of the Manager or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.3 *Severability.* If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; *provided, however,* that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Manager regarding this Agreement. Otherwise, any invalid or unenforceable provision shall be replaced by the Manager with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.4 *Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to the principles of conflicts of laws thereof.

9.5 *Limited Liability Company.* The Manager intends to form a limited liability company and does not intend to form a partnership under the laws of the State of New Jersey or any other laws.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day first above written.

BATS HOTSPOT HOLDINGS LLC
Sole Manager

By: 
Name: Chris Concannon
Title: President

K Bats Hotspot Services LLC

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	HOTSPOT FXR, L.L.C.
Business Id:	0600219344
Certificate Number:	6000040265

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT AN ORIGINAL CERTIFICATE ON November 19, 2004 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CERTIFICATE OF FORMATION

OF

Hotspot FXr, L.L.C.

(Pursuant to N.J.S.A. 42:2B-11)


LLC
FILED
NOV 22 2004
STATE TREASURER

The undersigned, as an authorized person, in order to form a limited liability company under the New Jersey Limited Liability Company Act, does hereby certify as follows.

1. The name of the company is Hotspot FXr, L.L.C. (the "Company").

2. The address of the registered office of the Company in the State of New Jersey is c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

3. The name and address of the registered agent for service of process on the Company in the State of New Jersey is Edward M. Zimmerman, c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

4. The Company is to have perpetual existence.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on November 19, 2004.



Anthony O. Pergola
Authorized Person

S1481791
J2811530

0600219344

12662/1
11/19/2004 1108318.01

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name: HOTSPOT FXR, L.L.C.
Business Id: 0600219344
Certificate Number: 6000040266

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A CHANGE OF AGENT AND OFFICE ON May 5, 2006 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CAO


FILED
MAY 5 2006
STATE TREASURER

L-122 (4/94)

New Jersey Division of Revenue

Certificate of Change - Registered Name or Address, or Both

(For Use by a Limited Liability Company)

This form may be used by domestic and foreign Limited Liability Companies to change an agent name or address or both. If a P.O. box is used for registered address, the street address must be included. Return this form with a $25.00 check made out to: Treasurer, State of New Jersey. Write the LLC number on the top left of your check.

LLC Name and Number: Hotspot FXr, L.L.C.
0600219344

State of Original Filing: New Jersey

IMPORTANT - INCLUDE INFORMATION ON BOTH THE PRIOR & NEW AGENT

Prior Agent:

Name Edward M. Zimmerman

Street Address c/o Lowenstein Sandler PC
65 Livingston Avenue

City Rosedale State NJ Zip 07068

New Agent:

Name The Corporation Trust Company

Street Address 820 Bear Tavern Road

City West Trenton State N.J. Zip 08628



The Corporation Trust Company

By: ______________________ 5/5/06
Signature of Registered Agent Date

Sandra Ortega
Assistant Secretary

NJ Division of Revenue, PO Box 308, Trenton, NJ 08646

0600219344

NJ889 - 7/25/05 C T System Online

5169224
3189309

REG-C-EA
(08-05)

STATE OF NEW JERSEY
DIVISION OF REVENUE

Mail to: PO Box 308
Trenton, NJ 08646

BUSINESS ENTITY AMENDMENT FILING

FEE REQUIRED

Complete the following information and sign in the space provided. Please note that once filed, the information on this page is considered public. Refer to the instructions for delivery/return options, filing fees and field-by-field requirements. Remember to remit the appropriate fee amount for this filing. Use attachments if more space is required for any field, or if you wish to add articles for the public record.

A. Business Name: BATS HOTSPOT SERVICES LLC

Business Entity NJ 10-digit ID number: 0 6 0 0 2 1 9 3 4 4

B. Statutory Authority for Amendment: 42:2C (See Instructions for List of Statutory Authorities)

C. ARTICLE 1 OF THE CERTIFICATE of the above referenced business is amended to read as follows. (If more space is necessary, use attachment)

Business Name: Bats Hotspot Services LLC

CGN

FILED
FEB 19 2016
STATE TREASURER

0600219344

D. Other Provisions: (Optional) ______

E. Date Amendment was Adopted: ______

F. CERTIFICATION OF CONSENT/VOTING: (If required by one of the following laws cited, certify consent/voting)
N.J.S.A. 14A:9-1 et seq. or N.J.S.A 15A:9-1 et seq., Profit and Non-Profit Corps. Amendment by the Incorporators
☐ Amendment was adopted by unanimous consent of the Incorporators.

N.J.S.A 14A:9-2(4) and 14A:9-4(3), Profit Corps., Amendment by the Shareholders
☐ Amendment was adopted by the Directors and thereafter adopted by the shareholders.
Number of shares outstanding at the time the amendment was adopted ______, and total number of shares entitled to vote thereon ______. If applicable, list the designation and number of each class/series of shares entitled to vote:

List votes for and against amendment, and if applicable, show the vote by designation and number of each class/series of shares entitled to vote:

Number of Shares Voting for Amendment	Number of Shares Voting Against Amendment

** If the amendment provides for the exchange, reclassification, or cancellation of issued shares, attach a statement indicating the manner in which same shall be effected.

N.J.S.A. 15A:9-4, Non-profit Corps., Amendment by Members or Trustees
The corporation has ☐ does not have ☐ members.
If the corporation has members, indicate the number entitled to vote ______, and how voting was accomplished:

☐ At a meeting of the corporation. Indicate the number VOTING FOR ____ and VOTING AGAINST ____. If any class(es) of members may vote as a class, set forth the number of members in each class, the votes for and against by class, and the number present at the meeting:

Class	Number of Members	Voting for Amendment	Voting Against Amendment

☐ Adoption was by unanimous written consent without a meeting.

If the corporation does not have members, indicate the total number of Trustees ______, and how voting was accomplished:
☐ At a meeting of the corporation. The number of Trustees VOTING FOR ______ and VOTING AGAINST ______.
☐ Adoption was by unanimous written consent without a meeting.

G. AGENT/OFFICE CHANGE
New Registered Agent: ______
Registered Office: (Must be a NJ street address)
Street ______ City ______ Zip ______

H. SIGNATURE(S) FOR THE PUBLIC RECORD *(See Instructions for Information on Signature Requirements)*

Signature [signature] Title President, BATS Hotspot Holdings LLC, Sole Member Date 2/17/16

Signature ______ Title ______ Date ______

The above-signed certifies that the business entity has complied with all applicable NJ statutory filing requirements

N 9800389
5 4968264

FOURTH AMENDED AND RESTATED OPERATING AGREEMENT

OF

BATS HOTSPOT SERVICES LLC

THIS FOURTH AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") of Bats Hotspot Services LLC (the "Company") dated as of this 19th day of February, 2016, by Bats Hotspot Holdings LLC, as the sole Manager of the Company (the "Manager").

RECITAL

The Company was formed as a limited liability company under the laws of the State of New Jersey on November 22, 2004, and desires to enter into a written agreement, in accordance with the provisions of the New Jersey Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business. This written agreement shall supersede any and all other similar types of agreements heretofore adopted by the Manager and/or the Company, including but not limited to the (i) Operating Agreement executed and adopted effective as of March 1, 2005, (ii) Amended and Restated Operating Agreement executed and effective as of December 22, 2008, (iii) Second Amended and Restated Operating Agreement executed and effective as of September 23, 2009, and (iv) Third Amended and Restated Operating Agreement executed and effective March 13, 2015.

ARTICLE I
The Limited Liability Company

1.1 *Formation*. The Manager has previously formed the Company as a limited liability company pursuant to the provisions of the Act. A certificate of formation for the Company as described in Section 42:2B-11 of the Act (the "Certificate of Formation") has been filed in the Office of the Secretary of State of the State of New Jersey in conformity with the Act.

1.2 *Name*. The name of the Company shall be "Bats Hotspot Services LLC" and its business shall be carried on in such name with such variations and changes as the Manager shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3 *Business Purpose; Powers*. The Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.4 *Registered Office and Agent*. The location of the registered office of the Company shall be 820 Bear Tavern Road, in the City of West Trenton, County of Mercer, New Jersey. The Company's Registered Agent at such address shall be The Corporation Trust Company.

1.5 *Term*. Subject to the provisions of Article 6 below, the Company shall have perpetual existence.

ARTICLE II
The Manager

2.1 *The Manager*. The name and address of the sole Manager is as follows:

Name	Address
Bats Hotspot Holdings LLC	8050 Marshall Drive, Suite 120 Lenexa, KS 66214

2.2 *Actions by the Manager; Meetings*. The Manager may approve a matter or take any action at a meeting or without a meeting by the written consent of the Manager. Meetings of the Manager may be called at any time by the Manager.

2.3 *Liability of the Manager*. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Manager shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Manager.

2.4 *Power to Bind the Company*. The Manager (acting in its capacity as such) shall have the authority to bind the Company to any third party with respect to any matter.

2.5 *Admission of Managers*. New Managers shall be admitted only upon the approval of the Manager.

ARTICLE III
Management by the Manager

3.1 The management of the Company is fully reserved to the Manager, and the Company shall not have "managers," as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Manager shall act through resolutions adopted in written consents. Decisions or actions taken by the Manager in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

3.2 *Officers and Related Persons*. The Manager shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Manager deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

ARTICLE IV
Capital Structure and Contributions

4.1 *Capital Structure*. The capital structure of the Company shall consist of one class of common interests (the "Common Interests"). All Common Interests shall be identical with each other in every respect. The Manager shall own all of the Common Interests issued and outstanding.

4.2 *Capital Contributions*. From time to time, the Manager may determine that the Company requires capital and may make capital contribution(s) in an amount determined by the Manager. A capital account shall be maintained for the Manager, to which contributions and profits shall be credited and against which distributions and losses shall be charged.

ARTICLE V
Profits, Losses and Distributions

5.1 *Profits and Losses*. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Manager. In each year, profits and losses shall be allocated entirely to the Manager.

5.2 *Distributions*. The Manager shall determine profits available for distribution and the amount, if any, to be distributed to the Manager, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Manager. The distributions of the Company shall be allocated entirely to the Manager.

ARTICLE VI
Events of Dissolution

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events (each, an "Event of Dissolution"):

(a) The Manager votes for dissolution; or

(b) A judicial dissolution of the Company under Section 18-802 of the Act.

ARTICLE VII
Transfer of Interests in the Company

The Manager may sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests and, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a Manager.

ARTICLE VIII
Exculpation and Indemnification

8.1 *Exculpation*. Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Manager, or any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Manager, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

8.2 *Indemnification*. To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Manager. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.2.

8.3 *Amendments*. Any repeal or modification of this Article VIII by the Manager shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
Miscellaneous

9.1 . *Tax Treatment.* Unless otherwise determined by the Manager, the Company shall be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Manager and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

9.2 *Amendments.* Amendments to this Agreement and to the Certificate of Formation shall be approved in writing by the Manager. An amendment shall become effective as of the date specified in the approval of the Manager or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.3 *Severability.* If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; *provided, however,* that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Manager regarding this Agreement. Otherwise, any invalid or unenforceable provision shall be replaced by the Manager with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.4 *Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to the principles of conflicts of laws thereof.

9.5 *Limited Liability Company.* The Manager intends to form a limited liability company and does not intend to form a partnership under the laws of the State of New Jersey or any other laws.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day first above written.

BATS HOTSPOT HOLDINGS LLC
Sole Manager

By: 

Name: Chris Concannon
Title: President

L Bats Hotspot SEF LLC

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF

BATS HOTSPOT SEF LLC

The undersigned has executed and is filing this Certificate of Formation for the purpose of forming a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act of the State of Delaware.

ARTICLE I

The name of the limited liability company is BATS Hotspot SEF LLC (the "Company").

ARTICLE II

The registered office of the Company in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 1st day of May, 2015.



Chris Concannon, Authorized Person

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS HOTSPOT SEF LLC", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 9:07 O`CLOCK A.M.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
STATE OF DELAWARE

5739904 8100
SR# 20160942100

Authentication: 201871606
Date: 02-23-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:07 AM 02/19/2016
FILED 09:07 AM 02/19/2016
SR 20160942100 - File Number 5739904

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: BATS HOTSPOT SEF LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

ARTICLE I
The name of the "Company" is: Bats Hotspot SEF LLC.
(the "Company").

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 12th day of February, A.D. 2016.

By: BATS Hotspot Holdings LLC



By: ______ President
Authorized Person(s)

Name: Chris Concannon
Print or Type

LIMITED LIABILITY COMPANY
AGREEMENT OF
BATS HOTSPOT SEF LLC

This **LIMITED LIABILITY COMPANY AGREEMENT** of Bats Hotspot SEF LLC (such agreement, as amended from time to time, shall be referred to herein as this "Agreement"), effective as of February 19, 2016 (the "Effective Date"), is entered into by Bats Hotspot Holdings LLC, a Delaware limited liability company ("Bats Hotspot Holdings"), as Member (as hereinafter defined), and each of those other Members executing this Agreement from time to time in accordance with the terms hereof.

EXPLANATORY STATEMENT

Bats Hotspot Holdings formed the Company pursuant to a Certificate of Formation (the "Certificate") filed with the Secretary of State of Delaware on May 1, 2015, and has determined to enter into this Agreement to govern the management and operation of the Company and the relationship of the parties in accordance with the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

For good and valuable consideration, the parties, intending legally to be bound, agree as follows:

ARTICLE I

Definitions

In addition to any terms that are defined in the text of this Agreement, capitalized terms shall have the following meanings.

(a) "Act" means the Delaware Limited Liability Company Act, as amended from time to time.

(b) "Affiliate" means a Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with, such other Person.

(c) "Applicable Law" means (i) the provisions of all applicable statutes and laws of the United States of America, the states thereof (including the Act), and all other countries in which the Company or any of its Affiliates are then doing business, and (ii) the constitution, by-laws, rules, regulations, orders, customs and usage of (A) the Company and (B) any United States, state or foreign governmental, regulatory or self-regulatory authority, in each case having jurisdiction over the Company or any of its Affiliates.

(d) "Board" means the Board of Directors of the Company.

(e) "Cash Flow" means the revenues and other cash receipts of the Company minus the expenditures of the Company. Cash Flow will not include reserves established by the Board from time to time except to the extent released from the reserves in question for distribution.

(f) "CEA" means the Commodity Exchange Act.

(g) "CFTC" means the Commodity Futures Trading Commission.

(h) "Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

(i) "Company" means the limited liability company formed in accordance with the Certificate.

(j) "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

(k) "Interest" means a limited liability company interest in the Company entitling the holder thereof to receive a share of the Profits and Losses of, and the right to receive distributions from, the Company in accordance with the terms of this Agreement.

(l) "Interest Holder" means any Person who holds an Interest, whether as a Member or as an unadmitted assignee of a Member.

(m) "Majority-in-Interest of the Members" means a Member or Members with a Percentage Interest exceeding fifty percent (50%).

(n) "Member" means each Person signing this Agreement and any Person who subsequently is admitted as a member in the Company.

(o) "Membership Rights" means all of the rights of a Member in the Company, including a Member's: (i) Interests; (ii) right to inspect the Company's books and records; and (iii) right to vote on matters coming before the Members, if any.

(p) "Officer" means any individual from time to time authorized or appointed by the Board to act as an officer or representative of the Company on a general basis or for a specific purpose, which individual shall act for and bind the Company as authorized by the Board.

(q) "Percentage Interest" means, for any Interest Holder, the percentage interest of such Interest Holder in the Company as set forth on <u>Exhibit A</u>.

(r) "Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

(s) "Profit" and "Loss" mean, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with the Code.

(t) "Resignation" (including its correlative meaning, "Resign") means a Member's resignation from the Company by any means.

(u) "Secretary" means the Delaware Secretary of State.

(v) "Transfer" means, when used as a noun, any direct or indirect sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means to, directly or indirectly, sell, hypothecate, pledge, assign, or otherwise transfer.

ARTICLE II

Formation and Name; Office; Purpose; Term

Section 2.1. Formation of the Company. The Company was formed upon the execution and filing of the Certificate with the Secretary.

Section 2.2. Name. The name of the Company shall be "Bats Hotspot SEF LLC." The Company may do business under that name and under any other name or names as may be determined by the Board.

Section 2.3. Purpose. The purposes of the Company shall be to (i) operate a swap execution facility in accordance with the CEA and regulations promulgated by the CFTC thereunder, (ii) engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing and (iii) engage in any other lawful act or activity for which limited liability companies may be organized under the Act, as determined by the Board.

Section 2.4. Term. The term of the Company began upon the filing of the Certificate with the Secretary and shall continue in perpetual existence until dissolved pursuant to this Agreement. The registered office of the Company in the State of Delaware shall be as set forth in the Certificate.

Section 2.5. Location of Principal Place of Business. The principal office and place of business of the Company shall be located at 17 State Street, New York, New York 10004, or at such other place as the Board may designate from time to time. The name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Certificate.

ARTICLE III

Members; Capital; Profit, Loss and Distribution

Section 3.1. Members. The name, present mailing address, taxpayer identification number and Percentage Interest of each Member are set forth on Exhibit A. A Majority-in-Interest of the Members shall have the right to admit additional Members from time to time as it determines in its sole discretion. If at any time a Majority-in-Interest of the Members deems it to be in the best interest of the Company to raise additional equity capital to properly carry out the Company's business and affairs, the Company shall have the right to (a) raise additional equity capital for infusion into the Company from Members or other Persons and issue Interests on terms that may be senior to, junior to, or on parity with, the terms of the Interests held by then-existing Members, and (b) admit the Persons investing such equity capital as additional Members. In addition, the Company may obtain funds through loans (which may be made by a Member) having such terms and conditions as a Majority-in-Interest of the Members, in its reasonable discretion, deems to be in the best interest of the Company. The Company shall amend Exhibit A from time to time to reflect changes in the identity of the Members and changes in information set forth on Exhibit A.

Section 3.2. Capital. It is acknowledged that Bats Hotspot Holdings has made all capital contributions to the capital of the Company required to be made by Bats Hotspot Holdings as of the Effective Date. From time to time the Members may, but shall not be obligated to, contribute additional capital or make loans to the Company, all at such times and upon such terms as the Board shall approve. No Member or Interest Holder shall be required to contribute any additional capital to the Company, and no Member or Interest Holder shall have any personal liability for any obligations of the Company.

Section 3.3. Profit, Loss and Distributions. Cash Flow for each taxable year of the Company shall be distributed to the Interest Holders, at such time as determined by the Board, in proportion to the Interest Holders' respective Percentage Interest. All Profit or Loss shall be allocated to the Interest Holders in proportion to their respective Percentage Interest. If the Company is dissolved, the assets of the Company shall be distributed as provided in Article IV.

ARTICLE IV

Dissolution

The Company shall be dissolved only if the Board determines to dissolve the Company or if the Company has no Members and no Interest Holder agrees in writing, within thirty (30) days after the occurrence of the event pursuant to which the last Person ceased to be a Member, to become a Member and be bound by the terms and conditions of this Agreement. If the Company is dissolved, the affairs of the Company shall be wound up. On winding up of the Company, the assets of the Company shall be distributed, first, to non-Interest Holder creditors of the Company in satisfaction of the liabilities of the Company, second, to creditors of the Company who are also Interest Holders in satisfaction of the liabilities of the Company but not including those liabilities to the Interest Holders in their capacity as Interest Holders, and then to the Interest Holders in proportion to their Percentage Interest.

ARTICLE V

Transfer and Resignation

Except as otherwise expressly permitted by this Agreement, no Member shall have the right, without the prior written consent of the Board, to Transfer all or any part of such Member's Membership Rights; *provided, however,* that if the Transfer is a transfer by operation of law, the dissolution of a non-individual Person or otherwise, and if the result of such transfer would be the Resignation of the last remaining Member in the Company, then the transferee(s) will be automatically admitted as Member(s) in the Company; *provided, further* that any of such transferee(s) may elect, at any time on or before ninety (90) days after such Transfer to such transferee, to Resign as a Member in the Company, such Resignation to be effective retroactive to the date of such Transfer. Except as provided in the preceding sentence, no Member shall have the right to Resign without the prior written consent of Bats Hotspot Holdings. The Company shall not be obligated to purchase the Interests of any Person who has Resigned for its fair value or otherwise. Notwithstanding any provision contained in this Agreement to the contrary, Bats Hotspot Holdings shall have the right, without the consent of the Board, to Transfer all or any part of Bats Hotspot Holdings' Membership Rights, and such transferees shall automatically be deemed to be admitted as a Member in the Company. The Interests and other Membership Rights are securities governed by Article 8 of the Uniform Commercial Code as in effect in the state of Delaware. Interests and Membership Rights shall not be certificated. The transferee of a Transfer for collateral purposes shall not be admitted as a Member in the Company until such time, if any, as the transferee has realized upon the Membership Rights pledged to it or has acquired such Membership Rights in lieu of such realization and such transferee expressly agrees in writing to be bound to the terms and conditions of this Agreement.

ARTICLE VI

Powers, Rights and Duties of the Board

Section 6.1. Management of the Company.

(a) Board. Except as otherwise provided in this Agreement, the business and affairs of the Company shall be exclusively managed under the direction of a Board, subject to any power and authority delegated to the Officers as provided in Article VIII, and the Board shall have all right and powers of a "manager" under the Act. Except as otherwise specifically provided herein or by Applicable Law, the Board has the power by itself or through agents, and is authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its sole discretion deem necessary or advisable in that regard. A member of the Board acting individually in his or her capacity has the power to act or bind the Company to the extent expressly authorized to do so by the Board. The Chairman of the Board, the President and the Secretary of the Company from time to time shall be deemed to be authorized persons within the meaning of the Act, to execute and file any amendments to, or restatements of, the Company's Certificate with the Secretary and any applicable filings as a foreign limited liability company in any state where such filings may be necessary or desirable. The Board may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(b) Number; Election. The Board shall initially consist of five (5) directors elected by Bats Hotspot Holdings for such purpose. A Majority-in-Interest of the Members may increase or decrease the number of directors from time to time; provided, however, that the Board shall consist of at least three (3) directors. Bats Hotspot Holdings shall appoint a Chairman of the Board from among the directors, who shall hold office until his or her successor is appointed and qualified or until his or her earlier resignation or removal.

(c) Composition of the Board. At all times following the appropriate compliance date of CFTC regulations applicable to the Company's governance, the members of the Board shall include no fewer than the minimum number or percentage of "Public Directors" required by such CFTC regulations.

(d) Resignation; Removal; Vacancies. Any member of the Board may resign at any time upon written notice to the Company directed to the Board or the Secretary. Such resignation shall take effect at the time specified therein and, unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. Any member of the Board may be removed at any time, without or without cause, by a Majority-in-Interest of the Members. The Board shall have procedures, as may be further set forth in policies that the Company may adopt, to remove a member from the Board where the conduct of such member is likely to be prejudicial to the sound and prudent management of the Company. Vacancies and newly created director positions resulting from an increase in the authorized number of directors shall be filled by a Majority-in-Interest of the Members.

(e) Compensation of Directors. Members of the Board may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board may from time to time determine. No such payment shall preclude any director from serving the Company or any of its Affiliates in any other capacity and receiving compensation for such service. The compensation of Public Directors shall not be linked to the business performance of the Company.

(f) Meetings of the Board.

(i) Time and Place. Meetings of the Board will be held at such times, on such dates and at such places as the Board may from time to time establish by resolution or otherwise in accordance with this Agreement. Any or all members of the Board may participate in such meetings by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting will constitute presence in person at such a meeting.

(ii) Quorum and Voting. At each meeting of the Board, a whole number of directors equal to at least a majority of the total number of directors then in office shall constitute a quorum for the transaction of business. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum. In case at any meeting of the Board a quorum shall not be present, the members or a majority of the members of the Board present may adjourn the meeting from time to time until a quorum shall be present

(iii) Special Meetings. Special meetings of the Board may be called by the Chairman of the Board or upon the written request of any two members of the Board. The Chairman will give at least two (2) business days' notice of such meetings to each member of the Board, unless all members of the Board agree to a shorter time period for such notice.

(iv) Decisions of the Board. Decisions of the Board will require the approval of a majority of the members of the Board present at a meeting; *provided* that should the Board be unable to render a decision due to either a tie in the vote or more than one Board member being recused with respect to the issue being voted upon, then Bats Hotspot Holdings, as the sole Member of the Company, may make the decision in lieu of the Board.

(v) Written Consents in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, then in office consent thereto in writing or by electronic transmission, which such writing or electronic transmission shall be filed with the minutes of proceedings of the Board or committee.

Section 6.2. Committees of the Board.

(a) The Board may from time to time designate one or more committees of the Board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board to act at the meeting in the place of the absent or disqualified member. The Board shall have power at any time to fill vacancies in, or to change the membership of, or to dissolve, any such committee. Nothing herein shall be deemed to prevent the Board from appointing one or more committees consisting in whole or in part of persons who are not directors of the Company; *provided, however,* that no such committee shall have or may exercise any authority of the Board.

(b) Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. A majority of any committee may fix the time and place of its meetings, unless the Board shall otherwise provide. Adequate provision shall be made for notice of such meetings to be given to members of the committees.

(c) Unless the Board otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, unless the committee shall consist of one (1) or two (2) members, in which event one (1) member shall constitute a quorum. The vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, which such writing or electronic transmission shall be filed with the minutes of the proceedings of such committee.

ARTICLE VII

Liability and Indemnification

Section 7.1. Except as otherwise required by non-waivable provisions of Applicable Law or as expressly set forth in this Agreement, no Interest Holder shall have any personal liability whatsoever in such Interest Holder's capacity as an Interest Holder in excess of its capital contribution, whether to the Company, to any of the other Interest Holders, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, other than arising out of a breach of this Agreement by such Interest Holder.

Section 7.2. None of the Members, the directors or the Officers shall be personally liable for the return of any portion of the capital contributions (or any return thereon) of the Interest Holders and the return, if any, of such capital contributions (or any return thereon) shall be made solely from assets of the Company. None of the Members or the directors or Officers shall be required to pay to the Company or any Interest Holder any deficit in any Interest Holder's capital account upon dissolution of the Company or otherwise. None of the Members, directors or the Officers shall be liable, responsible or accountable, in damages or otherwise, to any Interest Holder or to the Company for any act performed by such Member, director or such Officer within the scope of the authority conferred on the Members, directors or the Officers by this Agreement, except for gross negligence, fraud, bad faith or a material breach of this Agreement.

Section 7.3. The Company shall, to the fullest extent permitted by the Act, indemnify and hold harmless the Interest Holders, Members, directors, Officers and their respective partners, shareholders, members, officers, trustees, advisory board, directors, employees, attorneys and agents and other affiliates (collectively, the "**Indemnified Parties**") from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company or by reason of the fact that such Person is or was an Interest Holder, Member, director, Officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, member, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding or claim, unless the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based arose out of such Indemnified Party's gross negligence or were performed or omitted fraudulently or in bad faith by such Indemnified Party or constituted a material breach of this Agreement. If any claim for indemnification is based on a claim by a third party (a **"Third Party Claim"**), the Indemnified Party in question shall give prompt written notice thereof to the Company and shall permit the Company to defend and/or settle such Third Party Claim, so long as it does so diligently and in good faith; *provided, however,* that no compromise or settlement of any claim may be effected by the Company without the Indemnified Party's consent (which will not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Company. Any such indemnification shall only be from the assets or insurance of the Company and no Interest Holder shall be required to contribute capital to the Company to satisfy any such indemnification. Any such indemnification shall be paid by the Company in advance of the final disposition of any such action, proceeding or claim upon receipt of an undertaking by or on behalf of the Indemnified Party seeking advancement to repay the amount advanced should it ultimately be determined that the Indemnified Party was not entitled to be indemnified hereunder or under the Act.

ARTICLE VIII

Officers

Section 8.1. Officers: Election or Appointment. The Board at any time and from time to time may elect a Chief Executive Officer, President, Vice President, Secretary, Chief Compliance Officer and one or more other Officers to the extent the Board deems necessary or desirable. The Board at any time and from time to time may authorize any Officer of the Company to appoint one or more Officers. Except with respect to the position of Chief Compliance Officer, any number of offices may be held by the same person and directors may hold any office unless this Agreement otherwise provides. Any Officer may also be a director, officer, partner or employee of the Company or any of its Affiliates.

Section 8.2. Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board electing or authorizing the appointment of any Officer, each Officer shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any Officer may resign at any time upon written notice to the Board or to such Person(s) as the Board may designate. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any Officer with or without cause at any time. Any Officer authorized by the Board to appoint a person to hold an office of the Company may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board providing such authorization. Any vacancy occurring in any office of the Company by death, resignation, and removal or otherwise may be filled by the Board at any regular or special meeting or by an Officer authorized by the Board to appoint a person to hold such office.

Section 8.3. Powers and Duties. The Officers of the Company shall have such powers and duties in the management of the Company as shall be stated in this Agreement or in a resolution of the Board which is not inconsistent with this Agreement and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE IX

Books, Accounting, and Tax Matters Partner

All funds of the Company shall be deposited in such bank or other investment accounts as the Board shall approve. All such accounts shall be in the Company's name. The annual accounting period of the Company shall be the calendar year. Bats Hotspot Holdings shall be the tax matters partner unless the Member selects a different tax matters partner, to the extent a tax matters partner is required or permitted by Applicable Law.

ARTICLE X

General Provisions

Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by recognized overnight delivery service. A notice must be addressed to an Interest Holder or Member at the Interest Holder's or Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. Notices shall be deemed given upon receipt or refusal to accept delivery. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees. This Agreement constitutes the complete and exclusive statement of the agreement among the Members and supersedes all prior written and oral statements, including any prior representation, statement, condition or warranty. This Agreement may not be amended without the written consent of the Majority-in-Interest of the Members. This Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns. Nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this Limited Liability Company Agreement as of the date first set forth above.

SOLE MEMBER:

BATS Hotspot Holdings LLC

By: 
Name: Chris Concannon
Title: President

EXHIBIT A

NAME, ADDRESS, TAXPAYER IDENTIFICATION NUMBER AND PERCENTAGE INTEREST

Address and Taxpayer Identification Number	Percentage Interest
Bats Hotspot Holdings LLC 8050 Marshall Drive, Suite 120 Lenexa, KS 66214 EIN: 52-2241557	100%

AMENDED AND RESTATED

CERTIFICATE OF FORMATION

OF

BATS HOTSPOT SEF LLC.

THIS AMENDED AND RESTATED CERTIFICATE OF FORMATION of BATS HOTSPOT SEF LLC., a Delaware limited liability company, is being executed as of June 21, 2016 for the purpose of amending and restating the Certificate of Formation of the Bats Hotspot SEF LLC., as originally filed in the Office of the Secretary of State of the State of Delaware on May 1, 2015 under the name BATS Hotspot SEF LLC, in accordance with the provisions of Section 18-208 of the Delaware Limited Liability Company Act (the "LLC Act"):

1. Name. The name of the limited liability company is Bats Hotspot SEF LLC (the "Company").

2. Registered Office and Registered Agent. The Company's registered office in the State of Delaware is located at 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The registered agent of the Company for service of process at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Formation has been duly executed and is being filed in accordance with Section 18-208 of the LLC Act.

By: Bats Hotspot Holdings LLC



Name: Brian N. Schell
Title: Treasurer

AMENDED AND RESTATED

CERTIFICATE OF FORMATION

OF

BATS HOTSPOT SEF LLC.

THIS AMENDED AND RESTATED CERTIFICATE OF FORMATION of BATS HOTSPOT SEF LLC., a Delaware limited liability company, is being executed as of June 21, 2016 for the purpose of amending and restating the Certificate of Formation of the Bats Hotspot SEF LLC., as originally filed in the Office of the Secretary of State of the State of Delaware on May 1, 2015 under the name BATS Hotspot SEF LLC, in accordance with the provisions of Section 18-208 of the Delaware Limited Liability Company Act (the "LLC Act"):

1. Name. The name of the limited liability company is Bats Hotspot SEF LLC (the "Company").

2. Registered Office and Registered Agent. The Company's registered office in the State of Delaware is located at 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The registered agent of the Company for service of process at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Formation has been duly executed and is being filed in accordance with Section 18-208 of the LLC Act.

By: Bats Hotspot Holdings LLC, as Member



Name: Brian N. Schell
Title: Treasurer

M Bats International Holdings Limited


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION
OF A
PRIVATE LIMITED COMPANY

Company Number **9423703**

The Registrar of Companies for England and Wales, hereby certifies that

BATS INTERNATIONAL HOLDINGS LIMITED

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales.

Given at Companies House, Cardiff, on **5th February 2015**.

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House

COMPANY HAVING A SHARE CAPITAL

Memorandum of association of

BATS INTERNATIONAL HOLDINGS LIMITED

Each subscriber to this memorandum of association wishes to form a company under the Companies Act 2006 and agrees to become a member of the company and to take at least one share.

Name of each subscriber	Authentication
Omicron Acquisition Corp.	Authenticated Electronically

Dated: 05/02/2015

SCHEDULE 1 Regulation 2

MODEL ARTICLES FOR PRIVATE COMPANIES LIMITED BY SHARES

INDEX TO THE ARTICLES

PART 1
INTERPRETATION AND LIMITATION OF LIABILITY

PART 2
DIRECTORS
DIRECTORS' POWERS AND RESPONSIBILITIES

DECISION-MAKING BY DIRECTORS

APPOINTMENT OF DIRECTORS

PART 3
SHARES AND DISTRIBUTIONS
SHARES

PART 1

INTERPRETATION AND LIMITATION OF LIABILITY

Defined terms

1. In the articles, unless the context requires otherwise—

"articles" means the company's articles of association;

"bankruptcy" includes individual insolvency proceedings in a jurisdiction other than England and Wales or Northern Ireland which have an effect similar to that of bankruptcy;

"chairman" has the meaning given in article 12;

"chairman of the meeting" has the meaning given in article 39;

"Companies Acts" means the Companies Acts (as defined in section 2 of the Companies Act 2006), in so far as they apply to the company;

"director" means a director of the company, and includes any person occupying the position of director, by whatever name called;

"distribution recipient" has the meaning given in article 31;

"document" includes, unless otherwise specified, any document sent or supplied in electronic form;

"electronic form" has the meaning given in section 1168 of the Companies Act 2006;

"fully paid" in relation to a share, means that the nominal value and any premium to be paid to the company in respect of that share have been paid to the company;

"hard copy form" has the meaning given in section 1168 of the Companies Act 2006;

"holder" in relation to shares means the person whose name is entered in the register of

members as the holder of the shares;

"instrument" means a document in hard copy form;

"ordinary resolution" has the meaning given in section 282 of the Companies Act 2006;

"paid" means paid or credited as paid;

"participate", in relation to a directors' meeting, has the meaning given in article 10;

"proxy notice" has the meaning given in article 45;

"shareholder" means a person who is the holder of a share;

"shares" means shares in the company;

"special resolution" has the meaning given in section 283 of the Companies Act 2006;

"subsidiary" has the meaning given in section 1159 of the Companies Act 2006;

"transmittee" means a person entitled to a share by reason of the death or bankruptcy of a

shareholder or otherwise by operation of law; and

"writing" means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.

Unless the context otherwise requires, other words or expressions contained in these articles bear the same meaning as in the Companies Act 2006 as in force on the date when these articles become binding on the company.

Liability of members

2. The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

PART 2

DIRECTORS

DIRECTORS' POWERS AND RESPONSIBILITIES

Directors' general authority

3. Subject to the articles, the directors are responsible for the management of the company's business, for which purpose they may exercise all the powers of the company.

Shareholders' reserve power

4.—(1) The shareholders may, by special resolution, direct the directors to take, or refrain from taking, specified action.

(2) No such special resolution invalidates anything which the directors have done before the passing of the resolution.

Directors may delegate

5.—(1) Subject to the articles, the directors may delegate any of the powers which are conferred on them under the articles—

(a) to such person or committee;

(b) by such means (including by power of attorney);

(c) to such an extent;
(d) in relation to such matters or territories; and
(e) on such terms and conditions;
as they think fit.

(2) If the directors so specify, any such delegation may authorise further delegation of the
directors' powers by any person to whom they are delegated.
(3) The directors may revoke any delegation in whole or part, or alter its terms and conditions.

Committees

6.—(1) Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the articles which govern the taking of decisions by directors.
(2) The directors may make rules of procedure for all or any committees, which prevail over rules derived from the articles if they are not consistent with them.

DECISION-MAKING BY DIRECTORS

Directors to take decisions collectively

7.—(1) The general rule about decision-making by directors is that any decision of the directors must be either a majority decision at a meeting or a decision taken in accordance with article 8.
(2) If—
(a) the company only has one director, and
(b) no provision of the articles requires it to have more than one director,
the general rule does not apply, and the director may take decisions without regard to any of the provisions of the articles relating to directors' decision-making.

Unanimous decisions

8.—(1) A decision of the directors is taken in accordance with this article when all eligible directors indicate to each other by any means that they share a common view on a matter.
(2) Such a decision may take the form of a resolution in writing, copies of which have been signed by each eligible director or to which each eligible director has otherwise indicated agreement in writing.
(3) References in this article to eligible directors are to directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting.
(4) A decision may not be taken in accordance with this article if the eligible directors would not have formed a quorum at such a meeting.

Calling a directors' meeting

9.—(1) Any director may call a directors' meeting by giving notice of the meeting to the
directors or by authorising the company secretary (if any) to give such notice.

(2) Notice of any directors' meeting must indicate—

(a) its proposed date and time;

(b) where it is to take place; and

(c) if it is anticipated that directors participating in the meeting will not be in the same place, how it is proposed that they should communicate with each other during the meeting.

(3) Notice of a directors' meeting must be given to each director, but need not be in writing.

(4) Notice of a directors' meeting need not be given to directors who waive their entitlement to notice of that meeting, by giving notice to that effect to the company not more than 7 days after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.

Participation in directors' meetings

10.—(1) Subject to the articles, directors participate in a directors' meeting, or part of a
directors' meeting, when—

(a) the meeting has been called and takes place in accordance with the articles, and

(b) they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

(2) In determining whether directors are participating in a directors' meeting, it is irrelevant where any director is or how they communicate with each other.

(3) If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

Quorum for directors' meetings

11.—(1) At a directors' meeting, unless a quorum is participating, no proposal is to be voted on, except a proposal to call another meeting.

(2) The quorum for directors' meetings may be fixed from time to time by a decision of the directors, but it must never be less than two, and unless otherwise fixed it is two.

(3) If the total number of directors for the time being is less than the quorum required, the
directors must not take any decision other than a decision—

(a) to appoint further directors, or

(b) to call a general meeting so as to enable the shareholders to appoint further directors.

Chairing of directors' meetings

12.—(1) The directors may appoint a director to chair their meetings.

(2) The person so appointed for the time being is known as the chairman.

(3) The directors may terminate the chairman's appointment at any time.

(4) If the chairman is not participating in a directors' meeting within ten minutes of the time at which it was to start, the participating directors must appoint one of themselves to chair it.

Casting vote

13.—(1) If the numbers of votes for and against a proposal are equal, the chairman or other director chairing the meeting has a casting vote.
(2) But this does not apply if, in accordance with the articles, the chairman or other director is not to be counted as participating in the decision-making process for quorum or voting purposes.

Conflicts of interest

14.—(1) If a proposed decision of the directors is concerned with an actual or proposed
transaction or arrangement with the company in which a director is interested, that director is not to be counted as participating in the decision-making process for quorum or voting purposes.
(2) But if paragraph (3) applies, a director who is interested in an actual or proposed transaction or arrangement with the company is to be counted as participating in the decision-making process for quorum and voting purposes.
(3) This paragraph applies when—

(a) the company by ordinary resolution disapplies the provision of the articles which would otherwise prevent a director from being counted as participating in the decision-making process;
(b) the director's interest cannot reasonably be regarded as likely to give rise to a conflict of interest; or
(c) the director's conflict of interest arises from a permitted cause.

(4) For the purposes of this article, the following are permitted causes—

(a) a guarantee given, or to be given, by or to a director in respect of an obligation incurred by or on behalf of the company or any of its subsidiaries;
(b) subscription, or an agreement to subscribe, for shares or other securities of the company or any of its subsidiaries, or to underwrite, sub-underwrite, or guarantee subscription for any such shares or securities; and
(c) arrangements pursuant to which benefits are made available to employees and directors or former employees and directors of the company or any of its subsidiaries which do not provide special benefits for directors or former directors.

(5) For the purposes of this article, references to proposed decisions and decision-making
processes include any directors' meeting or part of a directors' meeting.
(6) Subject to paragraph (7), if a question arises at a meeting of directors or of a committee of directors as to the right of a director to participate in the meeting (or part of the meeting) for voting or quorum purposes, the question may, before the conclusion of the meeting, be referred to the chairman whose ruling in relation to any director other than the chairman is to be final and conclusive.
(7) If any question as to the right to participate in the meeting (or part of the meeting) should arise in respect of the chairman, the question is to be decided by a decision of the directors at that meeting, for which purpose the chairman is not to be counted as participating in the meeting (or that part of the meeting) for voting or quorum purposes.

Records of decisions to be kept

15. The directors must ensure that the company keeps a record, in writing, for at least 10 years from the date of the decision recorded, of every unanimous or majority decision taken by the directors.

Directors' discretion to make further rules

16. Subject to the articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

APPOINTMENT OF DIRECTORS

Methods of appointing directors

17.—(1) Any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director—

(a) by ordinary resolution, or

(b) by a decision of the directors.

(2) In any case where, as a result of death, the company has no shareholders and no directors, the personal representatives of the last shareholder to have died have the right, by notice in writing, to appoint a person to be a director.

(3) For the purposes of paragraph (2), where 2 or more shareholders die in circumstances
rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder.

Termination of director's appointment

18. A person ceases to be a director as soon as—

(a) that person ceases to be a director by virtue of any provision of the Companies Act 2006 or is prohibited from being a director by law;

(b) a bankruptcy order is made against that person;

(c) a composition is made with that person's creditors generally in satisfaction of that
person's debts;

(d) a registered medical practitioner who is treating that person gives a written opinion to the company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

(e) [paragraph omitted pursuant to The Mental Health (Discrimination) Act 2013]

(f) notification is received by the company from the director that the director is resigning from office, and such resignation has taken effect in accordance with its terms.

Directors' remuneration

19.—(1) Directors may undertake any services for the company that the directors decide.

(2) Directors are entitled to such remuneration as the directors determine—

(a) for their services to the company as directors, and

(b) for any other service which they undertake for the company.

(3) Subject to the articles, a director's remuneration may—

(a) take any form, and

(b) include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

(4) Unless the directors decide otherwise, directors' remuneration accrues from day to day.

(5) Unless the directors decide otherwise, directors are not accountable to the company for any remuneration which they receive as directors or other officers or employees of the company's subsidiaries or of any other body corporate in which the company is interested.

Directors' expenses

20. The company may pay any reasonable expenses which the directors properly incur in

connection with their attendance at—

(a) meetings of directors or committees of directors,

(b) general meetings, or

(c) separate meetings of the holders of any class of shares or of debentures of the company, or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the company.

PART 3

SHARES AND DISTRIBUTIONS

SHARES

All shares to be fully paid up

21.—(1) No share is to be issued for less than the aggregate of its nominal value and any

premium to be paid to the company in consideration for its issue.

(2) This does not apply to shares taken on the formation of the company by the subscribers to the company's memorandum.

Powers to issue different classes of share

22.—(1) Subject to the articles, but without prejudice to the rights attached to any existing share, the company may issue shares with such rights or restrictions as may be determined by ordinary resolution.

(2) The company may issue shares which are to be redeemed, or are liable to be redeemed at the option of the company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares.

Company not bound by less than absolute interests

23. Except as required by law, no person is to be recognised by the company as holding any share upon any trust, and except as otherwise required by law or the articles, the company is not in any way to be bound by or recognise any interest in a share other than the holder's absolute ownership of it and all the rights attaching to it.

Share certificates

24.—(1) The company must issue each shareholder, free of charge, with one or more certificates in respect of the shares which that shareholder holds.
(2) Every certificate must specify—
(a) in respect of how many shares, of what class, it is issued;
(b) the nominal value of those shares;
(c) that the shares are fully paid; and
(d) any distinguishing numbers assigned to them.
(3) No certificate may be issued in respect of shares of more than one class.
(4) If more than one person holds a share, only one certificate may be issued in respect of it.
(5) Certificates must—
(a) have affixed to them the company's common seal, or
(b) be otherwise executed in accordance with the Companies Acts.

Replacement share certificates

25.—(1) If a certificate issued in respect of a shareholder's shares is—
(a) damaged or defaced, or
(b) said to be lost, stolen or destroyed, that shareholder is entitled to be issued with a replacement certificate in respect of the same shares.
(2) A shareholder exercising the right to be issued with such a replacement certificate—

(a) may at the same time exercise the right to be issued with a single certificate or separate certificates;
(b) must return the certificate which is to be replaced to the company if it is damaged or defaced; and
(c) must comply with such conditions as to evidence, indemnity and the payment of a
reasonable fee as the directors decide.

Share transfers

26.—(1) Shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on behalf of the transferor.

(2) No fee may be charged for registering any instrument of transfer or other document relating to or affecting the title to any share.
(3) The company may retain any instrument of transfer which is registered.
(4) The transferor remains the holder of a share until the transferee's name is entered in the register of members as holder of it.
(5) The directors may refuse to register the transfer of a share, and if they do so, the instrument of transfer must be returned to the transferee with the notice of refusal unless they suspect that the proposed transfer may be fraudulent.

Transmission of shares

27.—(1) If title to a share passes to a transmittee, the company may only recognise the
transmittee as having any title to that share.
(2) A transmittee who produces such evidence of entitlement to shares as the directors may properly require—

(a) may, subject to the articles, choose either to become the holder of those shares or to have them transferred to another person, and
(b) subject to the articles, and pending any transfer of the shares to another person, has the same rights as the holder had.

(3) But transmittees do not have the right to attend or vote at a general meeting, or agree to a proposed written resolution, in respect of shares to which they are entitled, by reason of the holder's death or bankruptcy or otherwise, unless they become the holders of those shares.

Exercise of transmittees' rights

28.—(1) Transmittees who wish to become the holders of shares to which they have become entitled must notify the company in writing of that wish.
(2) If the transmittee wishes to have a share transferred to another person, the transmittee must execute an instrument of transfer in respect of it.
(3) Any transfer made or executed under this article is to be treated as if it were made or
executed by the person from whom the transmittee has derived rights in respect of the share, and as if the event which gave rise to the transmission had not occurred.

Transmittees bound by prior notices

29. If a notice is given to a shareholder in respect of shares and a transmittee is entitled to those shares, the transmittee is bound by the notice if it was given to the shareholder before the transmittee's name has been entered in the register of members.

DIVIDENDS AND OTHER DISTRIBUTIONS

Procedure for declaring dividends

30.—(1) The company may by ordinary resolution declare dividends, and the directors may decide to pay interim dividends.

(2) A dividend must not be declared unless the directors have made a recommendation as to its amount. Such a dividend must not exceed the amount recommended by the directors.
(3) No dividend may be declared or paid unless it is in accordance with shareholders' respective rights.
(4) Unless the shareholders' resolution to declare or directors' decision to pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to each shareholder's holding of shares on the date of the resolution or decision to declare or pay it.
(5) If the company's share capital is divided into different classes, no interim dividend may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear.
(6) The directors may pay at intervals any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment.
(7) If the directors act in good faith, they do not incur any liability to the holders of shares
conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on shares with deferred or non-preferred rights.

Payment of dividends and other distributions

31.—(1) Where a dividend or other sum which is a distribution is payable in respect of a share, it must be paid by one or more of the following means—

(a) transfer to a bank or building society account specified by the distribution recipient either in writing or as the directors may otherwise decide;
(b) sending a cheque made payable to the distribution recipient by post to the distribution recipient at the distribution recipient's registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient either in writing or as the directors may otherwise decide;
(c) sending a cheque made payable to such person by post to such person at such address as the distribution recipient has specified either in writing or as the directors may otherwise decide; or
(d) any other means of payment as the directors agree with the distribution recipient either in writing or by such other means as the directors decide.

(2) In the articles, "the distribution recipient" means, in respect of a share in respect of which a dividend or other sum is payable—

(a) the holder of the share; or
(b) if the share has two or more joint holders, whichever of them is named first in the register of members; or
(c) if the holder is no longer entitled to the share by reason of death or bankruptcy, or
otherwise by operation of law, the transmittee.

No interest on distributions

32. The company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by—

(a) the terms on which the share was issued, or

(b) the provisions of another agreement between the holder of that share and the company.

Unclaimed distributions

33.—(1) All dividends or other sums which are—

(a) payable in respect of shares, and

(b) unclaimed after having been declared or become payable,

may be invested or otherwise made use of by the directors for the benefit of the company until claimed.

(2) The payment of any such dividend or other sum into a separate account does not make the company a trustee in respect of it.

(3) If—

(a) twelve years have passed from the date on which a dividend or other sum became due for payment, and

(b) the distribution recipient has not claimed it,

the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the company.

Non-cash distributions

34.—(1) Subject to the terms of issue of the share in question, the company may, by ordinary resolution on the recommendation of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including, without limitation, shares or other securities in any company).

(2) For the purposes of paying a non-cash distribution, the directors may make whatever
arrangements they think fit, including, where any difficulty arises regarding the distribution—

(a) fixing the value of any assets;

(b) paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

(c) vesting any assets in trustees.

Waiver of distributions

35. Distribution recipients may waive their entitlement to a dividend or other distribution
payable in respect of a share by giving the company notice in writing to that effect, but if—

(a) the share has more than one holder, or

(b) more than one person is entitled to the share, whether by reason of the death or
bankruptcy of one or more joint holders, or otherwise,

the notice is not effective unless it is expressed to be given, and signed, by all the holders or persons otherwise entitled to the share.

CAPITALISATION OF PROFITS

Authority to capitalise and appropriation of capitalised sums

36.—(1) Subject to the articles, the directors may, if they are so authorised by an ordinary
resolution—

(a) decide to capitalise any profits of the company (whether or not they are available for distribution) which are not required for paying a preferential dividend, or any sum standing to the credit of the company's share premium account or capital redemption reserve; and

(b) appropriate any sum which they so decide to capitalise (a "capitalised sum") to the persons who would have been entitled to it if it were distributed by way of dividend (the "persons entitled") and in the same proportions.

(2) Capitalised sums must be applied—

(a) on behalf of the persons entitled, and

(b) in the same proportions as a dividend would have been distributed to them.

(3) Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum which are then allotted credited as fully paid to the persons entitled or as they may direct.

(4) A capitalised sum which was appropriated from profits available for distribution may be applied in paying up new debentures of the company which are then allotted credited as fully paid to the persons entitled or as they may direct.

(5) Subject to the articles the directors may—

(a) apply capitalised sums in accordance with paragraphs (3) and (4) partly in one way and partly in another;

(b) make such arrangements as they think fit to deal with shares or debentures becoming distributable in fractions under this article (including the issuing of fractional certificates or the making of cash payments); and

(c) authorise any person to enter into an agreement with the company on behalf of all the persons entitled which is binding on them in respect of the allotment of shares and debentures to them under this article.

PART 4

DECISION-MAKING BY SHAREHOLDERS

ORGANISATION OF GENERAL MEETINGS

Attendance and speaking at general meetings

37.—(1) A person is able to exercise the right to speak at a general meeting when that person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.

(2) A person is able to exercise the right to vote at a general meeting when—

(a) that person is able to vote, during the meeting, on resolutions put to the vote at the meeting, and

(b) that person's vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

(3) The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

(4) In determining attendance at a general meeting, it is immaterial whether any two or more members attending it are in the same place as each other.

(5) Two or more persons who are not in the same place as each other attend a general meeting if their circumstances are such that if they have (or were to have) rights to speak and vote at that meeting, they are (or would be) able to exercise them.

Quorum for general meetings

38. No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending it do not constitute a quorum.

Chairing general meetings

39.—(1) If the directors have appointed a chairman, the chairman shall chair general meetings if present and willing to do so.

(2) If the directors have not appointed a chairman, or if the chairman is unwilling to chair the meeting or is not present within ten minutes of the time at which a meeting was due to start—

(a) the directors present, or

(b) (if no directors are present), the meeting,

must appoint a director or shareholder to chair the meeting, and the appointment of the chairman of the meeting must be the first business of the meeting.

(3) The person chairing a meeting in accordance with this article is referred to as "the chairman of the meeting".

Attendance and speaking by directors and non-shareholders

40.—(1) Directors may attend and speak at general meetings, whether or not they are shareholders.

(2) The chairman of the meeting may permit other persons who are not—

(a) shareholders of the company, or

(b) otherwise entitled to exercise the rights of shareholders in relation to general meetings,

to attend and speak at a general meeting.

Adjournment

41.—(1) If the persons attending a general meeting within half an hour of the time at which the meeting was due to start do not constitute a quorum, or if during a meeting a quorum ceases to be present, the chairman of the meeting must adjourn it.

(2) The chairman of the meeting may adjourn a general meeting at which a quorum is present if—

(a) the meeting consents to an adjournment, or

(b) it appears to the chairman of the meeting that an adjournment is necessary to protect the safety of any person attending the meeting or ensure that the business of the meeting is conducted in an orderly manner.

(3) The chairman of the meeting must adjourn a general meeting if directed to do so by the meeting.

(4) When adjourning a general meeting, the chairman of the meeting must—

(a) either specify the time and place to which it is adjourned or state that it is to continue at a time and place to be fixed by the directors, and

(b) have regard to any directions as to the time and place of any adjournment which have been given by the meeting.

(5) If the continuation of an adjourned meeting is to take place more than 14 days after it was adjourned, the company must give at least 7 clear days' notice of it (that is, excluding the day of the adjourned meeting and the day on which the notice is given)—

(a) to the same persons to whom notice of the company's general meetings is required to be given, and

(b) containing the same information which such notice is required to contain.

(6) No business may be transacted at an adjourned general meeting which could not properly have been transacted at the meeting if the adjournment had not taken place.

VOTING AT GENERAL MEETINGS

Voting: general

42. A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is duly demanded in accordance with the articles.

Errors and disputes

43.—(1) No objection may be raised to the qualification of any person voting at a general

meeting except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting is valid.

(2) Any such objection must be referred to the chairman of the meeting, whose decision is final.

Poll votes

44.—(1) A poll on a resolution may be demanded—

(a) in advance of the general meeting where it is to be put to the vote, or

(b) at a general meeting, either before a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

(2) A poll may be demanded by—

(a) the chairman of the meeting;

(b) the directors;

(c) two or more persons having the right to vote on the resolution; or

(d) a person or persons representing not less than one tenth of the total voting rights of all the shareholders having the right to vote on the resolution.

(3) A demand for a poll may be withdrawn if—

(a) the poll has not yet been taken, and

(b) the chairman of the meeting consents to the withdrawal.

(4) Polls must be taken immediately and in such manner as the chairman of the meeting directs.

Content of proxy notices

45.—(1) Proxies may only validly be appointed by a notice in writing (a "proxy notice")
which—

(a) states the name and address of the shareholder appointing the proxy;

(b) identifies the person appointed to be that shareholder's proxy and the general meeting in relation to which that person is appointed;

(c) is signed by or on behalf of the shareholder appointing the proxy, or is authenticated in such manner as the directors may determine; and

(d) is delivered to the company in accordance with the articles and any instructions contained in the notice of the general meeting to which they relate.

(2) The company may require proxy notices to be delivered in a particular form, and may
specify different forms for different purposes.

(3) Proxy notices may specify how the proxy appointed under them is to vote (or that the proxy is to abstain from voting) on one or more resolutions.

(4) Unless a proxy notice indicates otherwise, it must be treated as—

(a) allowing the person appointed under it as a proxy discretion as to how to vote on any ancillary or procedural resolutions put to the meeting, and

(b) appointing that person as a proxy in relation to any adjournment of the general meeting to which it relates as well as the meeting itself.

Delivery of proxy notices

46.—(1) A person who is entitled to attend, speak or vote (either on a show of hands or on a poll) at a general meeting remains so entitled in respect of that meeting or any adjournment of it, even though a valid proxy notice has been delivered to the company by or on behalf of that person.

(2) An appointment under a proxy notice may be revoked by delivering to the company a notice in writing given by or on behalf of the person by whom or on whose behalf the proxy notice was given.

(3) A notice revoking a proxy appointment only takes effect if it is delivered before the start of the meeting or adjourned meeting to which it relates.

(4) If a proxy notice is not executed by the person appointing the proxy, it must be accompanied by written evidence of the authority of the person who executed it to execute it on the appointor's behalf.

Amendments to resolutions

47.—(1) An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if—

(a) notice of the proposed amendment is given to the company in writing by a person entitled to vote at the general meeting at which it is to be proposed not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), and

(b) the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

(2) A special resolution to be proposed at a general meeting may be amended by ordinary resolution, if—

(a) the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b) the amendment does not go beyond what is necessary to correct a grammatical or other non-substantive error in the resolution.

(3) If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman's error does not invalidate the vote on that resolution.

PART 5

ADMINISTRATIVE ARRANGEMENTS

Means of communication to be used

48.—(1) Subject to the articles, anything sent or supplied by or to the company under the articles may be sent or supplied in any way in which the Companies Act 2006 provides for documents or information which are authorised or required by any provision of that Act to be sent or supplied by or to the company.

(2) Subject to the articles, any notice or document to be sent or supplied to a director in
connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such notices or documents for the time being.

(3) A director may agree with the company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.

Company seals

49.—(1) Any common seal may only be used by the authority of the directors.

(2) The directors may decide by what means and in what form any common seal is to be used.

(3) Unless otherwise decided by the directors, if the company has a common seal and it is
affixed to a document, the document must also be signed by at least one authorised person in the presence of a witness who attests the signature.

(4) For the purposes of this article, an authorised person is—

(a) any director of the company;

(b) the company secretary (if any); or

(c) any person authorised by the directors for the purpose of signing documents to which the common seal is applied.

No right to inspect accounts and other records

50. Except as provided by law or authorised by the directors or an ordinary resolution of the company, no person is entitled to inspect any of the company's accounting or other records or documents merely by virtue of being a shareholder.

Provision for employees on cessation of business

51. The directors may decide to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

DIRECTORS' INDEMNITY AND INSURANCE

Indemnity

52.—(1) Subject to paragraph (2), a relevant director of the company or an associated company may be indemnified out of the company's assets against—

(a) any liability incurred by that director in connection with any negligence, default, breach of duty or breach of trust in relation to the company or an associated company,

(b) any liability incurred by that director in connection with the activities of the company or an associated company in its capacity as a trustee of an occupational pension scheme (as defined in section 235(6) of the Companies Act 2006),

(c) any other liability incurred by that director as an officer of the company or an associated company.

(2) This article does not authorise any indemnity which would be prohibited or rendered void by any provision of the Companies Acts or by any other provision of law.

(3) In this article—

(a) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate, and

(b) a "relevant director" means any director or former director of the company or an associated company.

Insurance

53.—(1) The directors may decide to purchase and maintain insurance, at the expense of the company, for the benefit of any relevant director in respect of any relevant loss.

(2) In this article—

(a) a "relevant director" means any director or former director of the company or an associated company,

(b) a "relevant loss" means any loss or liability which has been or may be incurred by a relevant director in connection with that director's duties or powers in relation to the company, any associated company or any pension fund or employees' share scheme of the company or associated company, and

(c) companies are associated if one is a subsidiary of the other or both are

N Bats Hotspot Europe Limited


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION OF A PRIVATE LIMITED COMPANY

Company Number **9424751**

The Registrar of Companies for England and Wales, hereby certifies that

BATS HOTSPOT EUROPE LIMITED

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales.

Given at Companies House, Cardiff, on **5th February 2015.**

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House

COMPANY HAVING A SHARE CAPITAL

Memorandum of association of

BATS HOTSPOT EUROPE LIMITED

Each subscriber to this memorandum of association wishes to form a company under the Companies Act 2006 and agrees to become a member of the company and to take at least one share.

Name of each subscriber	Authentication
BATS International Holdings Limited	Authenticated Electronically

Dated: 05/02/2015

SCHEDULE 1 Regulation 2

MODEL ARTICLES FOR PRIVATE COMPANIES LIMITED BY SHARES

INDEX TO THE ARTICLES

PART 1
INTERPRETATION AND LIMITATION OF LIABILITY

PART 2
DIRECTORS
DIRECTORS' POWERS AND RESPONSIBILITIES

DECISION-MAKING BY DIRECTORS

APPOINTMENT OF DIRECTORS

PART 3
SHARES AND DISTRIBUTIONS
SHARES

26. Share transfers
27. Transmission of shares
28. Exercise of transmittees' rights
29. Transmittees bound by prior notices

DIVIDENDS AND OTHER DISTRIBUTIONS

30. Procedure for declaring dividends
31. Payment of dividends and other distributions
32. No interest on distributions
33. Unclaimed distributions
34. Non-cash distributions
35. Waiver of distributions

CAPITALISATION OF PROFITS

36. Authority to capitalise and appropriation of capitalised sums

PART 4
DECISION-MAKING BY SHAREHOLDERS

ORGANISATION OF GENERAL MEETINGS

37. Attendance and speaking at general meetings
38. Quorum for general meetings
39. Chairing general meetings
40. Attendance and speaking by directors and non-shareholders
41. Adjournment

VOTING AT GENERAL MEETINGS

42. Voting: general
43. Errors and disputes
44. Poll votes
45. Content of proxy notices
46. Delivery of proxy notices
47. Amendments to resolutions

PART 5
ADMINISTRATIVE ARRANGEMENTS

48. Means of communication to be used
49. Company seals
50. No right to inspect accounts and other records
51. Provision for employees on cessation of business

DIRECTORS' INDEMNITY AND INSURANCE

52. Indemnity
53. Insurance

PART 1

INTERPRETATION AND LIMITATION OF LIABILITY

Defined terms

1. In the articles, unless the context requires otherwise—

"articles" means the company's articles of association;

"bankruptcy" includes individual insolvency proceedings in a jurisdiction other than England and Wales or Northern Ireland which have an effect similar to that of bankruptcy;

"chairman" has the meaning given in article 12;

"chairman of the meeting" has the meaning given in article 39;

"Companies Acts" means the Companies Acts (as defined in section 2 of the Companies Act 2006), in so far as they apply to the company;

"director" means a director of the company, and includes any person occupying the position of director, by whatever name called;

"distribution recipient" has the meaning given in article 31;

"document" includes, unless otherwise specified, any document sent or supplied in electronic form;

"electronic form" has the meaning given in section 1168 of the Companies Act 2006;

"fully paid" in relation to a share, means that the nominal value and any premium to be paid to the company in respect of that share have been paid to the company;

"hard copy form" has the meaning given in section 1168 of the Companies Act 2006;

"holder" in relation to shares means the person whose name is entered in the register of

members as the holder of the shares;

"instrument" means a document in hard copy form;

"ordinary resolution" has the meaning given in section 282 of the Companies Act 2006;

"paid" means paid or credited as paid;

"participate", in relation to a directors' meeting, has the meaning given in article 10;

"proxy notice" has the meaning given in article 45;

"shareholder" means a person who is the holder of a share;

"shares" means shares in the company;

"special resolution" has the meaning given in section 283 of the Companies Act 2006;

"subsidiary" has the meaning given in section 1159 of the Companies Act 2006;

"transmittee" means a person entitled to a share by reason of the death or bankruptcy of a

shareholder or otherwise by operation of law; and

"writing" means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.

Unless the context otherwise requires, other words or expressions contained in these articles bear the same meaning as in the Companies Act 2006 as in force on the date when these articles become binding on the company.

Liability of members

2. The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

PART 2

DIRECTORS

DIRECTORS' POWERS AND RESPONSIBILITIES

Directors' general authority

3. Subject to the articles, the directors are responsible for the management of the company's business, for which purpose they may exercise all the powers of the company.

Shareholders' reserve power

4.—(1) The shareholders may, by special resolution, direct the directors to take, or refrain from taking, specified action.

(2) No such special resolution invalidates anything which the directors have done before the passing of the resolution.

Directors may delegate

5.—(1) Subject to the articles, the directors may delegate any of the powers which are conferred on them under the articles—

(a) to such person or committee;

(b) by such means (including by power of attorney);

(c) to such an extent;
(d) in relation to such matters or territories; and
(e) on such terms and conditions;
as they think fit.

(2) If the directors so specify, any such delegation may authorise further delegation of the
directors' powers by any person to whom they are delegated.
(3) The directors may revoke any delegation in whole or part, or alter its terms and conditions.

Committees

6.—(1) Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the articles which govern the taking of decisions by directors.
(2) The directors may make rules of procedure for all or any committees, which prevail over rules derived from the articles if they are not consistent with them.

DECISION-MAKING BY DIRECTORS

Directors to take decisions collectively

7.—(1) The general rule about decision-making by directors is that any decision of the directors must be either a majority decision at a meeting or a decision taken in accordance with article 8.
(2) If—
(a) the company only has one director; and
(b) no provision of the articles requires it to have more than one director,
the general rule does not apply, and the director may take decisions without regard to any of the provisions of the articles relating to directors' decision-making.

Unanimous decisions

8.—(1) A decision of the directors is taken in accordance with this article when all eligible directors indicate to each other by any means that they share a common view on a matter.
(2) Such a decision may take the form of a resolution in writing, copies of which have been signed by each eligible director or to which each eligible director has otherwise indicated agreement in writing.
(3) References in this article to eligible directors are to directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting.
(4) A decision may not be taken in accordance with this article if the eligible directors would not have formed a quorum at such a meeting.

Calling a directors' meeting

9.—(1) Any director may call a directors' meeting by giving notice of the meeting to the
directors or by authorising the company secretary (if any) to give such notice.

(2) Notice of any directors' meeting must indicate—

(a) its proposed date and time;

(b) where it is to take place; and

(c) if it is anticipated that directors participating in the meeting will not be in the same place, how it is proposed that they should communicate with each other during the meeting.

(3) Notice of a directors' meeting must be given to each director, but need not be in writing.

(4) Notice of a directors' meeting need not be given to directors who waive their entitlement to notice of that meeting, by giving notice to that effect to the company not more than 7 days after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.

Participation in directors' meetings

10.—(1) Subject to the articles, directors participate in a directors' meeting, or part of a
directors' meeting, when—

(a) the meeting has been called and takes place in accordance with the articles, and

(b) they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

(2) In determining whether directors are participating in a directors' meeting, it is irrelevant where any director is or how they communicate with each other.

(3) If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

Quorum for directors' meetings

11.—(1) At a directors' meeting, unless a quorum is participating, no proposal is to be voted on, except a proposal to call another meeting.

(2) The quorum for directors' meetings may be fixed from time to time by a decision of the directors, but it must never be less than two, and unless otherwise fixed it is two.

(3) If the total number of directors for the time being is less than the quorum required, the
directors must not take any decision other than a decision—

(a) to appoint further directors, or

(b) to call a general meeting so as to enable the shareholders to appoint further directors.

Chairing of directors' meetings

12.—(1) The directors may appoint a director to chair their meetings.

(2) The person so appointed for the time being is known as the chairman.

(3) The directors may terminate the chairman's appointment at any time.

(4) If the chairman is not participating in a directors' meeting within ten minutes of the time at which it was to start, the participating directors must appoint one of themselves to chair it.

Casting vote

13.—(1) If the numbers of votes for and against a proposal are equal, the chairman or other director chairing the meeting has a casting vote.
(2) But this does not apply if, in accordance with the articles, the chairman or other director is not to be counted as participating in the decision-making process for quorum or voting purposes.

Conflicts of interest

14.—(1) If a proposed decision of the directors is concerned with an actual or proposed
transaction or arrangement with the company in which a director is interested, that director is not to be counted as participating in the decision-making process for quorum or voting purposes.
(2) But if paragraph (3) applies, a director who is interested in an actual or proposed transaction or arrangement with the company is to be counted as participating in the decision-making process for quorum and voting purposes.
(3) This paragraph applies when—

> (a) the company by ordinary resolution disapplies the provision of the articles which would otherwise prevent a director from being counted as participating in the decision-making process;
> (b) the director's interest cannot reasonably be regarded as likely to give rise to a conflict of interest; or
> (c) the director's conflict of interest arises from a permitted cause.

(4) For the purposes of this article, the following are permitted causes—

> (a) a guarantee given, or to be given, by or to a director in respect of an obligation incurred by or on behalf of the company or any of its subsidiaries;
> (b) subscription, or an agreement to subscribe, for shares or other securities of the company or any of its subsidiaries, or to underwrite, sub-underwrite, or guarantee subscription for any such shares or securities; and
> (c) arrangements pursuant to which benefits are made available to employees and directors or former employees and directors of the company or any of its subsidiaries which do not provide special benefits for directors or former directors.

(5) For the purposes of this article, references to proposed decisions and decision-making
processes include any directors' meeting or part of a directors' meeting.
(6) Subject to paragraph (7), if a question arises at a meeting of directors or of a committee of directors as to the right of a director to participate in the meeting (or part of the meeting) for voting or quorum purposes, the question may, before the conclusion of the meeting, be referred to the chairman whose ruling in relation to any director other than the chairman is to be final and conclusive.
(7) If any question as to the right to participate in the meeting (or part of the meeting) should arise in respect of the chairman, the question is to be decided by a decision of the directors at that meeting, for which purpose the chairman is not to be counted as participating in the meeting (or that part of the meeting) for voting or quorum purposes.

Records of decisions to be kept

15. The directors must ensure that the company keeps a record, in writing, for at least 10 years from the date of the decision recorded, of every unanimous or majority decision taken by the directors.

Directors' discretion to make further rules

16. Subject to the articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

APPOINTMENT OF DIRECTORS

Methods of appointing directors

17.—(1) Any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director—

(a) by ordinary resolution, or

(b) by a decision of the directors.

(2) In any case where, as a result of death, the company has no shareholders and no directors, the personal representatives of the last shareholder to have died have the right, by notice in writing, to appoint a person to be a director.

(3) For the purposes of paragraph (2), where 2 or more shareholders die in circumstances
rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder.

Termination of director's appointment

18. A person ceases to be a director as soon as—

(a) that person ceases to be a director by virtue of any provision of the Companies Act 2006 or is prohibited from being a director by law;

(b) a bankruptcy order is made against that person;

(c) a composition is made with that person's creditors generally in satisfaction of that
person's debts;

(d) a registered medical practitioner who is treating that person gives a written opinion to the company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

(e) [paragraph omitted pursuant to The Mental Health (Discrimination) Act 2013]

(f) notification is received by the company from the director that the director is resigning from office, and such resignation has taken effect in accordance with its terms.

Directors' remuneration

19.—(1) Directors may undertake any services for the company that the directors decide.
(2) Directors are entitled to such remuneration as the directors determine—
(a) for their services to the company as directors, and
(b) for any other service which they undertake for the company.
(3) Subject to the articles, a director's remuneration may—
(a) take any form, and
(b) include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.
(4) Unless the directors decide otherwise, directors' remuneration accrues from day to day.
(5) Unless the directors decide otherwise, directors are not accountable to the company for any remuneration which they receive as directors or other officers or employees of the company's subsidiaries or of any other body corporate in which the company is interested.

Directors' expenses

20. The company may pay any reasonable expenses which the directors properly incur in
connection with their attendance at—
(a) meetings of directors or committees of directors,
(b) general meetings, or
(c) separate meetings of the holders of any class of shares or of debentures of the company, or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the company.

PART 3

SHARES AND DISTRIBUTIONS

SHARES

All shares to be fully paid up

21.—(1) No share is to be issued for less than the aggregate of its nominal value and any
premium to be paid to the company in consideration for its issue.
(2) This does not apply to shares taken on the formation of the company by the subscribers to the company's memorandum.

Powers to issue different classes of share

22.—(1) Subject to the articles, but without prejudice to the rights attached to any existing share, the company may issue shares with such rights or restrictions as may be determined by ordinary resolution.

(2) The company may issue shares which are to be redeemed, or are liable to be redeemed at the option of the company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares.

Company not bound by less than absolute interests

23. Except as required by law, no person is to be recognised by the company as holding any share upon any trust, and except as otherwise required by law or the articles, the company is not in any way to be bound by or recognise any interest in a share other than the holder's absolute ownership of it and all the rights attaching to it.

Share certificates

24.—(1) The company must issue each shareholder, free of charge, with one or more certificates in respect of the shares which that shareholder holds.
(2) Every certificate must specify—
(a) in respect of how many shares, of what class, it is issued;
(b) the nominal value of those shares;
(c) that the shares are fully paid; and
(d) any distinguishing numbers assigned to them.
(3) No certificate may be issued in respect of shares of more than one class.
(4) If more than one person holds a share, only one certificate may be issued in respect of it.
(5) Certificates must—
(a) have affixed to them the company's common seal, or
(b) be otherwise executed in accordance with the Companies Acts.

Replacement share certificates

25.—(1) If a certificate issued in respect of a shareholder's shares is—
(a) damaged or defaced, or
(b) said to be lost, stolen or destroyed, that shareholder is entitled to be issued with a replacement certificate in respect of the same shares.
(2) A shareholder exercising the right to be issued with such a replacement certificate—

(a) may at the same time exercise the right to be issued with a single certificate or separate certificates;
(b) must return the certificate which is to be replaced to the company if it is damaged or defaced; and
(c) must comply with such conditions as to evidence, indemnity and the payment of a
reasonable fee as the directors decide.

Share transfers

26.—(1) Shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on behalf of the transferor.

(2) No fee may be charged for registering any instrument of transfer or other document relating to or affecting the title to any share.
(3) The company may retain any instrument of transfer which is registered.
(4) The transferor remains the holder of a share until the transferee's name is entered in the register of members as holder of it.
(5) The directors may refuse to register the transfer of a share, and if they do so, the instrument of transfer must be returned to the transferee with the notice of refusal unless they suspect that the proposed transfer may be fraudulent.

Transmission of shares

27.—(1) If title to a share passes to a transmittee, the company may only recognise the
transmittee as having any title to that share.
(2) A transmittee who produces such evidence of entitlement to shares as the directors may properly require—

(a) may, subject to the articles, choose either to become the holder of those shares or to have them transferred to another person, and

(b) subject to the articles, and pending any transfer of the shares to another person, has the same rights as the holder had.

(3) But transmittees do not have the right to attend or vote at a general meeting, or agree to a proposed written resolution, in respect of shares to which they are entitled, by reason of the holder's death or bankruptcy or otherwise, unless they become the holders of those shares.

Exercise of transmittees' rights

28.—(1) Transmittees who wish to become the holders of shares to which they have become entitled must notify the company in writing of that wish.
(2) If the transmittee wishes to have a share transferred to another person, the transmittee must execute an instrument of transfer in respect of it.
(3) Any transfer made or executed under this article is to be treated as if it were made or
executed by the person from whom the transmittee has derived rights in respect of the share, and as if the event which gave rise to the transmission had not occurred.

Transmittees bound by prior notices

29. If a notice is given to a shareholder in respect of shares and a transmittee is entitled to those shares, the transmittee is bound by the notice if it was given to the shareholder before the transmittee's name has been entered in the register of members.

DIVIDENDS AND OTHER DISTRIBUTIONS

Procedure for declaring dividends

30.—(1) The company may by ordinary resolution declare dividends, and the directors may decide to pay interim dividends.

(2) A dividend must not be declared unless the directors have made a recommendation as to its amount. Such a dividend must not exceed the amount recommended by the directors.
(3) No dividend may be declared or paid unless it is in accordance with shareholders' respective rights.
(4) Unless the shareholders' resolution to declare or directors' decision to pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to each shareholder's holding of shares on the date of the resolution or decision to declare or pay it.
(5) If the company's share capital is divided into different classes, no interim dividend may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear.
(6) The directors may pay at intervals any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment.
(7) If the directors act in good faith, they do not incur any liability to the holders of shares
conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on shares with deferred or non-preferred rights.

Payment of dividends and other distributions

31.—(1) Where a dividend or other sum which is a distribution is payable in respect of a share, it must be paid by one or more of the following means—

(a) transfer to a bank or building society account specified by the distribution recipient either in writing or as the directors may otherwise decide;
(b) sending a cheque made payable to the distribution recipient by post to the distribution recipient at the distribution recipient's registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient either in writing or as the directors may otherwise decide;
(c) sending a cheque made payable to such person by post to such person at such address as the distribution recipient has specified either in writing or as the directors may otherwise decide; or
(d) any other means of payment as the directors agree with the distribution recipient either in writing or by such other means as the directors decide.

(2) In the articles, "the distribution recipient" means, in respect of a share in respect of which a dividend or other sum is payable—

(a) the holder of the share; or
(b) if the share has two or more joint holders, whichever of them is named first in the register of members; or
(c) if the holder is no longer entitled to the share by reason of death or bankruptcy, or
otherwise by operation of law, the transmittee.

No interest on distributions

32. The company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by—

(a) the terms on which the share was issued, or

(b) the provisions of another agreement between the holder of that share and the company.

Unclaimed distributions

33.—(1) All dividends or other sums which are—

(a) payable in respect of shares, and

(b) unclaimed after having been declared or become payable,

may be invested or otherwise made use of by the directors for the benefit of the company until claimed.

(2) The payment of any such dividend or other sum into a separate account does not make the company a trustee in respect of it.

(3) If—

(a) twelve years have passed from the date on which a dividend or other sum became due for payment, and

(b) the distribution recipient has not claimed it,

the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the company.

Non-cash distributions

34.—(1) Subject to the terms of issue of the share in question, the company may, by ordinary resolution on the recommendation of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including, without limitation, shares or other securities in any company).

(2) For the purposes of paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, where any difficulty arises regarding the distribution—

(a) fixing the value of any assets;

(b) paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

(c) vesting any assets in trustees.

Waiver of distributions

35. Distribution recipients may waive their entitlement to a dividend or other distribution payable in respect of a share by giving the company notice in writing to that effect, but if—

(a) the share has more than one holder, or

(b) more than one person is entitled to the share, whether by reason of the death or bankruptcy of one or more joint holders, or otherwise,

the notice is not effective unless it is expressed to be given, and signed, by all the holders or persons otherwise entitled to the share.

CAPITALISATION OF PROFITS

Authority to capitalise and appropriation of capitalised sums

36.—(1) Subject to the articles, the directors may, if they are so authorised by an ordinary
resolution—

(a) decide to capitalise any profits of the company (whether or not they are available for distribution) which are not required for paying a preferential dividend, or any sum standing to the credit of the company's share premium account or capital redemption reserve; and

(b) appropriate any sum which they so decide to capitalise (a "capitalised sum") to the persons who would have been entitled to it if it were distributed by way of dividend (the "persons entitled") and in the same proportions.

(2) Capitalised sums must be applied—

(a) on behalf of the persons entitled, and

(b) in the same proportions as a dividend would have been distributed to them.

(3) Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum which are then allotted credited as fully paid to the persons entitled or as they may direct.

(4) A capitalised sum which was appropriated from profits available for distribution may be applied in paying up new debentures of the company which are then allotted credited as fully paid to the persons entitled or as they may direct.

(5) Subject to the articles the directors may—

(a) apply capitalised sums in accordance with paragraphs (3) and (4) partly in one way and partly in another;

(b) make such arrangements as they think fit to deal with shares or debentures becoming distributable in fractions under this article (including the issuing of fractional certificates or the making of cash payments); and

(c) authorise any person to enter into an agreement with the company on behalf of all the persons entitled which is binding on them in respect of the allotment of shares and debentures to them under this article.

PART 4

DECISION-MAKING BY SHAREHOLDERS

ORGANISATION OF GENERAL MEETINGS

Attendance and speaking at general meetings

37.—(1) A person is able to exercise the right to speak at a general meeting when that person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.

(2) A person is able to exercise the right to vote at a general meeting when—

(a) that person is able to vote, during the meeting, on resolutions put to the vote at the meeting, and

(b) that person's vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

(3) The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

(4) In determining attendance at a general meeting, it is immaterial whether any two or more members attending it are in the same place as each other.

(5) Two or more persons who are not in the same place as each other attend a general meeting if their circumstances are such that if they have (or were to have) rights to speak and vote at that meeting, they are (or would be) able to exercise them.

Quorum for general meetings

38. No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending it do not constitute a quorum.

Chairing general meetings

39.—(1) If the directors have appointed a chairman, the chairman shall chair general meetings if present and willing to do so.

(2) If the directors have not appointed a chairman, or if the chairman is unwilling to chair the meeting or is not present within ten minutes of the time at which a meeting was due to start—

(a) the directors present, or

(b) (if no directors are present), the meeting,

must appoint a director or shareholder to chair the meeting, and the appointment of the chairman of the meeting must be the first business of the meeting.

(3) The person chairing a meeting in accordance with this article is referred to as "the chairman of the meeting".

Attendance and speaking by directors and non-shareholders

40.—(1) Directors may attend and speak at general meetings, whether or not they are shareholders.

(2) The chairman of the meeting may permit other persons who are not—

(a) shareholders of the company, or

(b) otherwise entitled to exercise the rights of shareholders in relation to general meetings,

to attend and speak at a general meeting.

Adjournment

41.—(1) If the persons attending a general meeting within half an hour of the time at which the meeting was due to start do not constitute a quorum, or if during a meeting a quorum ceases to be present, the chairman of the meeting must adjourn it.

(2) The chairman of the meeting may adjourn a general meeting at which a quorum is present if—

(a) the meeting consents to an adjournment, or

(b) it appears to the chairman of the meeting that an adjournment is necessary to protect the safety of any person attending the meeting or ensure that the business of the meeting is conducted in an orderly manner.

(3) The chairman of the meeting must adjourn a general meeting if directed to do so by the meeting.

(4) When adjourning a general meeting, the chairman of the meeting must—

(a) either specify the time and place to which it is adjourned or state that it is to continue at a time and place to be fixed by the directors, and

(b) have regard to any directions as to the time and place of any adjournment which have been given by the meeting.

(5) If the continuation of an adjourned meeting is to take place more than 14 days after it was adjourned, the company must give at least 7 clear days' notice of it (that is, excluding the day of the adjourned meeting and the day on which the notice is given)—

(a) to the same persons to whom notice of the company's general meetings is required to be given, and

(b) containing the same information which such notice is required to contain.

(6) No business may be transacted at an adjourned general meeting which could not properly have been transacted at the meeting if the adjournment had not taken place.

VOTING AT GENERAL MEETINGS

Voting: general

42. A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is duly demanded in accordance with the articles.

Errors and disputes

43.—(1) No objection may be raised to the qualification of any person voting at a general
meeting except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting is valid.

(2) Any such objection must be referred to the chairman of the meeting, whose decision is final.

Poll votes

44.—(1) A poll on a resolution may be demanded—

(a) in advance of the general meeting where it is to be put to the vote, or

(b) at a general meeting, either before a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

(2) A poll may be demanded by—

(a) the chairman of the meeting;

(b) the directors;

(c) two or more persons having the right to vote on the resolution; or

(d) a person or persons representing not less than one tenth of the total voting rights of all the shareholders having the right to vote on the resolution.

(3) A demand for a poll may be withdrawn if—

(a) the poll has not yet been taken, and

(b) the chairman of the meeting consents to the withdrawal.

(4) Polls must be taken immediately and in such manner as the chairman of the meeting directs.

Content of proxy notices

45.—(1) Proxies may only validly be appointed by a notice in writing (a "proxy notice")
which—

(a) states the name and address of the shareholder appointing the proxy;.

(b) identifies the person appointed to be that shareholder's proxy and the general meeting in relation to which that person is appointed;

(c) is signed by or on behalf of the shareholder appointing the proxy, or is authenticated in such manner as the directors may determine; and

(d) is delivered to the company in accordance with the articles and any instructions contained in the notice of the general meeting to which they relate.

(2) The company may require proxy notices to be delivered in a particular form, and may
specify different forms for different purposes.

(3) Proxy notices may specify how the proxy appointed under them is to vote (or that the proxy is to abstain from voting) on one or more resolutions.

(4) Unless a proxy notice indicates otherwise, it must be treated as—

(a) allowing the person appointed under it as a proxy discretion as to how to vote on any ancillary or procedural resolutions put to the meeting, and

(b) appointing that person as a proxy in relation to any adjournment of the general meeting to which it relates as well as the meeting itself.

Delivery of proxy notices

46.—(1) A person who is entitled to attend, speak or vote (either on a show of hands or on a poll) at a general meeting remains so entitled in respect of that meeting or any adjournment of it, even though a valid proxy notice has been delivered to the company by or on behalf of that person.

(2) An appointment under a proxy notice may be revoked by delivering to the company a notice in writing given by or on behalf of the person by whom or on whose behalf the proxy notice was given.

(3) A notice revoking a proxy appointment only takes effect if it is delivered before the start of the meeting or adjourned meeting to which it relates.

(4) If a proxy notice is not executed by the person appointing the proxy, it must be accompanied by written evidence of the authority of the person who executed it to execute it on the appointor's behalf.

Amendments to resolutions

47.—(1) An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if—

(a) notice of the proposed amendment is given to the company in writing by a person entitled to vote at the general meeting at which it is to be proposed not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), and

(b) the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

(2) A special resolution to be proposed at a general meeting may be amended by ordinary resolution, if—

(a) the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b) the amendment does not go beyond what is necessary to correct a grammatical or other non-substantive error in the resolution.

(3) If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman's error does not invalidate the vote on that resolution.

PART 5

ADMINISTRATIVE ARRANGEMENTS

Means of communication to be used

48.—(1) Subject to the articles, anything sent or supplied by or to the company under the articles may be sent or supplied in any way in which the Companies Act 2006 provides for documents or information which are authorised or required by any provision of that Act to be sent or supplied by or to the company.

(2) Subject to the articles, any notice or document to be sent or supplied to a director in
connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such notices or documents for the time being.

(3) A director may agree with the company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.

Company seals

49.—(1) Any common seal may only be used by the authority of the directors.

(2) The directors may decide by what means and in what form any common seal is to be used.

(3) Unless otherwise decided by the directors, if the company has a common seal and it is
affixed to a document, the document must also be signed by at least one authorised person in the presence of a witness who attests the signature.

(4) For the purposes of this article, an authorised person is—

(a) any director of the company;

(b) the company secretary (if any); or

(c) any person authorised by the directors for the purpose of signing documents to which the common seal is applied.

No right to inspect accounts and other records

50. Except as provided by law or authorised by the directors or an ordinary resolution of the company, no person is entitled to inspect any of the company's accounting or other records or documents merely by virtue of being a shareholder.

Provision for employees on cessation of business

51. The directors may decide to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

DIRECTORS' INDEMNITY AND INSURANCE

Indemnity

52.—(1) Subject to paragraph (2), a relevant director of the company or an associated company may be indemnified out of the company's assets against—

(a) any liability incurred by that director in connection with any negligence, default, breach of duty or breach of trust in relation to the company or an associated company,

(b) any liability incurred by that director in connection with the activities of the company or an associated company in its capacity as a trustee of an occupational pension scheme (as defined in section 235(6) of the Companies Act 2006),

(c) any other liability incurred by that director as an officer of the company or an associated company.

(2) This article does not authorise any indemnity which would be prohibited or rendered void by any provision of the Companies Acts or by any other provision of law.

(3) In this article—

(a) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate, and

(b) a "relevant director" means any director or former director of the company or an associated company.

Insurance

53.—(1) The directors may decide to purchase and maintain insurance, at the expense of the company, for the benefit of any relevant director in respect of any relevant loss.

(2) In this article—

(a) a "relevant director" means any director or former director of the company or an associated company,

(b) a "relevant loss" means any loss or liability which has been or may be incurred by a relevant director in connection with that director's duties or powers in relation to the company, any associated company or any pension fund or employees' share scheme of the company or associated company, and

(c) companies are associated if one is a subsidiary of the other or both are

O Bats Hotspot Asia Pte. Ltd.

Company Registration No. 201504858N

THE COMPANIES ACT, CAP. 50

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

BATS HOTSPOT ASIA PTE. LTD.

Incorporated on the 23rd day of February 2015

ALLEN & GLEDHILL LLP
ONE MARINA BOULEVARD #28-00
SINGAPORE 018989

LODGED IN THE OFFICE OF THE
ACCOUNTING AND CORPORATE REGULATORY AUTHORITY, SINGAPORE

Company Registration No. 201504858N

THE COMPANIES ACT, CAP. 50

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

BATS HOTSPOT ASIA PTE. LTD.

Incorporated on the 23rd day of February 2015

ALLEN & GLEDHILL LLP
ONE MARINA BOULEVARD #28-00
SINGAPORE 018989

ACCOUNTING AND CORPORATE REGULATORY AUTHORITY (ACRA) bizFILE

Company No: 201504858N

CERTIFICATE CONFIRMING INCORPORATION OF COMPANY

This is to confirm that BATS HOTSPOT ASIA PTE. LTD. is incorporated under the Companies Act (Cap 50), on and from 23/02/2015 and that the company is a PRIVATE COMPANY LIMITED BY SHARES.

GIVEN UNDER MY HAND AND SEAL ON 24/02/2015.



LINDA LEE
ASSISTANT REGISTRAR
ACCOUNTING AND CORPORATE REGULATORY AUTHORITY (ACRA)
SINGAPORE


REGISTRAR OF COMPANIES & BUSINESSES
ACRA
SINGAPORE

Ellyn Lim Yah Yuin

From:	ACRA Auto Mail <ACRA_BIZFILE@acra.gov.sg>
Sent:	Monday, 23 February 2015 5:50 PM
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This is a system-generated email.Please do not reply to this email.
If you have any enquiry, please visit our interactive web service at www.acra.gov.sg/askacra for more information.

Dear Sir/Madam

Company No.:201504858N
NOTICE OF INCORPORATION

This is to confirm that BATS HOTSPOT ASIA PTE. LTD. is incorporated under the Companies Act(Cap.50), on and from 23/02/2015 and that the Company is a PRIVATE COMPANY LIMITED BY SHARES.

Events@ACRA.

Calendar of events to meet your business essentials.

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Thank You

Accounting and Corporate Regulatory Authority (ACRA)
10 Anson Road
#05-01/15 International Plaza
Singapore 079903

THE COMPANIES ACT, CAP. 50

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

BATS HOTSPOT ASIA PTE. LTD.

1. NAME

The name of the Company is **BATS HOTSPOT ASIA PTE. LTD.**.

2. REGISTERED OFFICE

The Registered Office of the Company will be situated in the Republic of Singapore.

3. BUSINESS OR ACTIVITY

Subject to the provisions of the Companies Act, Cap. 50 and any other written law and the Memorandum and Articles of Association, the Company has:

(a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b) for the purposes of paragraph (a), full rights, powers and privileges.

4. LIABILITY OF MEMBERS

The liability of the members is limited.

5. SHARE CAPITAL

The Company shall have power to consolidate or subdivide the shares and to issue any additional capital as fully paid or partly paid shares and with any special or preferential rights or privileges or subject to any special terms or conditions, and either with or without any special designation, and also from time to time to alter, modify, commute, abrogate or deal with any such rights, privileges, terms, conditions or designations in accordance with the regulations for the time being of the Company.

We, the person whose name, address and occupation are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and agree to take the number of shares in the capital of the Company set opposite our name:-



NAME, ADDRESS AND OCCUPATION OF SUBSCRIBER	Number of shares taken by Subscriber.
Mark Simon Hemsley Reed Thatch 25 Clare Hill Esher Surrey KT10 9NB United Kingdom Director (authority given under Board Resolution passed on 10 February 2015) for and on behalf of **BATS INTERNATIONAL HOLDINGS LIMITED** 10 Lower Thames Street, 6th Floor London EC3R 6AF United Kingdom	One hundred (100) Ordinary Shares at a subscription price of USD1.00 each
TOTAL NUMBER OF SHARES TAKEN	One hundred (100) Ordinary Shares

Dated this 17 day of February, 2015

Witness to the above signature:-



Notary Public


LEANNE MEYER
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 7/20/17

THE COMPANIES ACT, CAP. 50

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

BATS HOTSPOT ASIA PTE. LTD.

PRELIMINARY

1. The regulations contained in Table "A" in the Fourth Schedule to the Act shall not apply to the Company, but the following shall, subject to repeal, addition and alteration as provided by the Act or these Articles, be the regulations of the Company.

Table "A" not to apply.

2. In these Articles, if not inconsistent with the subject or context, the words standing in the first column of the Table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof:

Interpretation.

WORDS		MEANINGS
"the Act"	..	The Companies Act, Cap. 50 or any statutory modification, amendment or re-enactment thereof for the time being in force or any and every other act for the time being in force concerning companies and affecting the Company and any reference to any provision of the Act is to that provision as so modified, amended or re-enacted or contained in any such subsequent Companies Act.
"these Articles"	..	These Articles of Association or other regulations of the Company for the time being in force.
"the Company"	..	The abovenamed Company by whatever name from time to time called.
"Auditors"	..	The auditors for the time being of the Company.

"Director"	..	Includes any person acting as a Director of the Company and includes any person duly appointed and acting for the time being as an Alternate Director.
"Directors"	..	The Directors for the time being of the Company or such number of them as have authority to act for the Company.
"dividend"	..	Includes bonus.
"Member"	..	A Member of the Company, except that, where the Act requires, excludes the Company where it is a member by reason of its holding of its shares as treasury shares.
"month"	..	Calendar month.
"Office"	..	The Registered Office of the Company for the time being.
"paid up"	..	Includes credited as paid up.
"Register"	..	The Register of Members.
"Seal"	..	The Common Seal of the Company or in appropriate cases the Official Seal or duplicate Common Seal.
"Secretary"	..	The Secretary or Secretaries appointed under these Articles and shall include any person entitled to perform the duties of Secretary temporarily.
"Singapore"	..	The Republic of Singapore.
"Statutes"	..	The Act and every other act for the time being in force concerning companies and affecting the Company.
"S$"	..	The lawful currency of Singapore.
"writing" and "written"	..	Includes printing, lithography, typewriting and any other mode of representing or reproducing words in a visible form.
"year"	..	Calendar year.

Words denoting the singular number only shall include the plural and vice versa.

Words denoting the masculine gender only shall include the feminine gender.

Words denoting persons shall include corporations.

A reference in these Articles to "holders" of shares or a class of shares shall, except where otherwise provided, exclude the Company in relation to shares held by it as treasury shares.

A reference in these Articles to the Directors shall, in the case where the Company has only one Director, be construed as a reference to that Director.

A reference in these Articles to the doing of any act by two or more Directors shall, in the case where the Company has only one Director, be construed as the doing of that act by that Director.

Any reference in these Articles to any enactment is a reference to that enactment as for the time being amended or enacted.

Save as aforesaid, any word or expression used in the Act and the Interpretation Act, Cap. 1 shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

The headnotes and marginal notes are inserted for convenience only and shall not affect the construction of these Articles.

BUSINESS

3. Subject to the provisions of the Act, any business which the Company is expressly or by implication empowered to undertake may be undertaken by the Directors at such time or times as they shall think fit, and further may be suffered by them to be in abeyance, whether such business may have been actually commenced or not, so long as the Directors may deem it expedient not to commence or proceed with such business.

Any business either expressly or by implication empowered to be undertaken may be undertaken by Directors.

PRIVATE COMPANY

4. The Company is a private company, and accordingly:

Limited number of members and restrictions on the transfer of shares.

(a) the number of the Members (not including persons who are in the employment of the Company or of its subsidiary and persons who having been formerly in the employment of the Company or of its subsidiary were while in the employment and have continued after the determination of that employment to be Members) shall be limited to fifty. Provided that for the purposes of this provision where two or more persons hold one or more shares in the Company jointly they shall be treated as a single Member; and

(b) the right to transfer the shares of the Company shall be restricted in the manner hereinafter appearing.

SHARES

5. (A) Save to the extent permitted by the Act, none of the funds of the Company or of any subsidiary thereof shall be directly or indirectly employed in the purchase or subscription of or in loans upon the security of the Company's shares.

Prohibition against financial assistance.

(B) Notwithstanding the provisions of Article 5(A) but subject to the Act, the Company may purchase or otherwise acquire its issued shares on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share that is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

6. Save as provided by Section 161 of the Act, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to the provisions of these Articles, the Directors may allot and issue shares or grant options over or otherwise dispose of the same to such persons on such terms and conditions and at such time as the Company in General Meeting may approve.

Issue of Shares.

7. The rights attached to shares issued upon special conditions shall be clearly defined in the Memorandum of Association of the Company or these Articles. Without prejudice to any special right previously conferred on the holders of any existing shares or class of shares but subject to the Act and these Articles, shares in the Company may be issued by the Directors and any such shares may be issued with such preferred, deferred, or other special rights or such restrictions, whether with regard to dividend, voting, return of capital or otherwise as the Directors may determine.

Special Rights.

8. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act.

Treasury Shares.

9. If at any time the share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Act, whether or not the Company is being wound up, be varied or abrogated with the sanction of a Special Resolution passed at a separate General Meeting of the holders of shares of the class and to every such Special Resolution the provisions of Section 184 of the Act shall with such adaptations as are necessary apply. To every such separate General Meeting the provisions of these Articles relating to General Meetings shall mutatis mutandis apply. Provided Always That:

Variation of rights.

(a) the necessary quorum shall be two persons at least holding or representing by proxy or by attorney one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll, but where the necessary majority for such a Special Resolution is not obtained at the Meeting, consent in writing if obtained from the holders of three-fourths of the issued shares of the class concerned within two months of the Meeting shall be as valid and effectual as a Special Resolution carried at the Meeting; or

(b) where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll.

Creation or issue of further shares with special rights.

10. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall, unless otherwise expressly provided by the terms of issue of the shares of that class or by these Articles as are in force at the time of such issue, be deemed to be varied by the creation or issue of further shares ranking equally therewith.

Power to pay commission and brokerage.

11. The Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit. Such commission or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other.

Power to charge interest on capital.

12. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or the provisions of any plant which cannot be made profitable for a long period, the Company may, subject to the conditions and restrictions mentioned in the Act pay interest on such of the shares (excluding treasury shares) as is for the time being paid up and may charge the same to capital as part of the cost of the construction or provision.

Exclusion of equities.

13. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share, except an absolute right to the entirety thereof in the registered holder.

Joint holders.

14. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividend payable in respect of such share and the joint holders of a share shall, subject to the provisions of the Act, be severally as well as jointly liable for the payment of all instalments and calls and interest due in respect of such shares. Such joint holders shall be deemed to be one Member and the delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

15. No person shall be recognised by the Company as having title to a fractional part of a share or otherwise than as the sole or a joint holder of the entirety of such share.

Fractional part of a share.

16. If by the conditions of allotment of any shares the whole or any part of the amount of the issue price thereof shall be payable by instalments, every such instalment shall, when due, be paid to the Company by the person who for the time being shall be the registered holder of the share or his personal representatives, but this provision shall not affect the liability of any allottee who may have agreed to pay the same.

Payment of instalments.

17. The certificate of title to shares in the capital of the Company shall be issued under the Seal in such form as the Directors shall from time to time prescribe and shall bear the autographic or facsimile signatures of at least one Director and the Secretary or a second Director or some other person appointed by the Directors, and shall specify the number and class of shares to which it relates and the amount paid and amount (if any) unpaid thereon. The facsimile signatures may be reproduced by mechanical or other means provided the method or system of reproducing signatures has first been approved by the Directors.

Share certificates.

18. Every person whose name is entered as a Member in the Register shall be entitled within two months after allotment or within one month after the lodgment of any transfer to one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where a Member transfers part only of the shares comprised in a certificate or where a Member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and the Member shall pay a fee not exceeding S$2/- for each such new certificate as the Directors may determine.

Entitlement to certificate.

19. If any certificate or other document of title to shares or debentures be worn out or defaced, then upon production thereof to the Directors, they may order the same to be cancelled and may issue a new certificate in lieu thereof. For every certificate so issued there shall be paid to the Company a fee not exceeding S$2/- as the Directors may determine. Subject to the provisions of the Act and the requirements of the Directors thereunder, if any certificate or document be lost or destroyed or stolen, then upon proof thereof to the satisfaction of the Directors and on such indemnity as the Directors deem adequate being given, and on the payment of a fee not exceeding S$2/- as the Directors may determine, a new certificate or document in lieu thereof shall be given to the person entitled to such lost or destroyed or stolen certificate or document.

New certificates may be issued.

RESTRICTION ON TRANSFER OF SHARES

20. Subject to the restrictions of these Articles, any Member may transfer all or any of his shares, but every transfer must be in writing and in the usual common form, or in any other form which the Directors may approve. The

Form of Transfer.

instrument of transfer of a share shall be signed both by the transferor and by the transferee, and by the witness or witnesses thereto and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Shares of different classes shall not be comprised in the same instrument of transfer.

21. All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may refuse to register shall (except in any case of fraud) be returned to the party presenting the same.

Retention of Transfers.

22. No share shall in any circumstances be transferred to any infant or bankrupt or person of unsound mind.

Infant, bankrupt or unsound mind.

23. The Directors may, in their absolute discretion, decline to register any transfer of shares on which the Company has a lien or to a person of whom they do not approve but shall in such event, within one month after the date on which the transfer was lodged with the Company send to the transferor and transferee notice of the refusal. If the Directors refuse to register a transfer they shall within one month of the date of application for the transfer by notice in writing to the applicant state the facts which are considered to justify the refusal to register the transfer.

Directors' power to decline to register.

24. The Directors may decline to register any instrument of transfer unless:

Instrument of transfer.

(a) such fee not exceeding S$2/- or such other sum as the Directors may from time to time require under the provisions of these Articles, is paid to the Company in respect thereof; and

(b) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which the transfer relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do.

25. The Company shall provide a book to be called "Register of Transfers" which shall be kept under the control of the Directors, and in which shall be entered the particulars of every transfer of shares.

Register of Transfers.

26. The Register may be closed at such times and for such periods as the Directors may from time to time determine not exceeding in the whole thirty days in any year.

Closure of Register.

TRANSMISSION OF SHARES

27. In case of the death of a Member, the survivor or survivors, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing herein shall release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share held by him.

Transmission on death.

28. Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may, upon producing such evidence of title as the Directors shall require, be registered himself as holder of the share upon giving to the Company notice in writing of his desire or transfer such share to some other person. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer executed by such Member.

Persons becoming entitled on death or bankruptcy of Member may be registered.

29. Save as otherwise provided by or in accordance with these Articles a person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to Meetings of the Company until he shall have been registered as a Member in respect of the share.

Rights of unregistered executors and trustees.

30. There shall be paid to the Company in respect of the registration of any probate, letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any shares, such fee not exceeding S$2/- as the Directors may from time to time require or prescribe.

Fee for registration of probate etc.

CALLS ON SHARES

31. The Directors may from time to time make such calls as they think fit upon the Members in respect of any moneys unpaid on their shares and not by the terms of the issue thereof made payable at fixed times, and each Member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

Calls on shares.

32. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

Time when made.

33. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum due from the day appointed for payment thereof to the time of actual payment at such rate not exceeding ten per cent per annum as the Directors determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

Interest on calls.

34. Any sum which by the terms of issue of a share becomes payable upon allotment or at any fixed date, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date, on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Sum due on allotment.

35. The Directors may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the times of payments.

Power to differentiate.

36. The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon the shares held by him and such payments in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which they are made, and upon the moneys so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned the Company may pay interest at such rate not exceeding eight per cent per annum as the Member paying such sum and the Directors agree upon.

Payment in advance of calls.

FORFEITURE AND LIEN

37. If any Member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter serve a notice on such Member requiring payment of so much of the call or instalment as is unpaid together with any interest and expenses which may have accrued.

Notice requiring payment of calls.

38. The notice shall name a further day (not being less than fourteen days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call was made will be liable to be forfeited.

Notice to state time and place.

39. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

Forfeiture on non-compliance with notice.

Sale of shares forfeited.

40. A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. To give effect to any such sale, the Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such person as aforesaid.

Rights and liabilities of Members whose shares have been forfeited or surrendered.

41. A Member whose shares have been forfeited or surrendered shall cease to be a Member in respect of the shares, but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were payable by him to the Company in respect of the shares with interest thereon at eight per cent per annum (or such lower rate as the Directors may approve) from the date of forfeiture or surrender until payment, but such liability shall cease if and when the Company receives payment in full of all such moneys in respect of the shares and the Directors may waive payment of such interest either wholly or in part.

Company's lien.

42. The Company shall have a first and paramount lien and charge on every share (not being a fully paid share) registered in the name of each Member (whether solely or jointly with others) and on the dividends declared or payable in respect thereof for all calls and instalments due on any such share and interest and expenses thereon but such lien shall only be upon the specific shares in respect of which such calls or instalments are due and unpaid and on all dividends from time to time declared in respect of the shares. The Directors may resolve that any share shall for some specified period be exempt from the provisions of this Article.

Sale of shares subject to lien.

43. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after notice in writing stating and demanding payment of the sum payable and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy. To give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof.

Application of proceeds of such sales.

44. The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall be paid to the person entitled to the shares at the date of the sale.

Title to shares forfeited or surrendered or sold to satisfy a lien.

45. A statutory declaration in writing that the declarant is a Director of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts stated therein as against all persons claiming to be entitled to the share, and such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal

thereof together with the certificate of proprietorship of the share under Seal delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

ALTERATION OF CAPITAL

Rights and privileges of new shares.

46. Subject to any special rights for the time being attached to any existing class of shares, any new shares in the Company shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as the General Meeting resolving upon the creation thereof shall direct and if no direction be given as the Directors shall determine subject to the provisions of these Articles and in particular (but without prejudice to the generality of the foregoing) such shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company or otherwise.

Issue of new shares to Members.

47. Unless otherwise determined by the Company in General Meeting any new shares shall before issue be offered in the first instance to all the then holders of any class of shares in proportion as nearly as may be to the number of existing shares to which they are entitled. In offering such shares in the first instance to all the then holders of any class of shares the offer shall be made by notice specifying the number of shares offered and limiting the time within which the offer if not accepted will be deemed to be declined and after the expiration of that time or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company and the Directors may dispose of or not issue any such shares which by reason of the proportion borne by them to the number of holders entitled to any such offer or by reason of any other difficulty in apportioning the same cannot, in the opinion of the Directors, be conveniently offered under this Article.

New shares otherwise subject to provisions of Articles.

48. Except so far as otherwise provided by the conditions of issue or by these Articles all new shares shall be subject to the provisions of these Articles with reference to allotments, payment of calls, liens, transfers, transmissions, forfeiture and otherwise.

Power to consolidate, subdivide and convert shares.

49. The Company may by Ordinary Resolution:

(a) consolidate and divide all or any of its shares;

(b) subdivide its shares or any of them (subject nevertheless to the provisions of the Act). Provided always that in such subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(c) subject to the provisions of these Articles and the Act, convert any class of shares into any other class of shares.

50. The Company may by Special Resolution reduce its share capital in any manner and with and subject to any incident authorised and consent required by law.

Power to reduce capital.

Without prejudice to the generality of the foregoing, upon cancellation of a share purchased or otherwise acquired by the Company pursuant to these Articles and the Act, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly.

GENERAL MEETINGS

51. (A) Unless otherwise determined by the Company in accordance with Section 175A of the Act, the Company shall in each year hold a General Meeting as its Annual General Meeting in addition to any other meetings in that year and not more than fifteen months shall elapse between the date of one Annual General Meeting of the Company and that of the next; provided that so long as the Company holds its First Annual General Meeting within eighteen months of its incorporation, it need not hold it in the year of its incorporation or in the following year.

Annual General Meeting.

(B) All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings.

Extraordinary General Meetings.

52. The time and place of any General Meeting shall be determined by the Directors.

Time and place.

53. The Directors may, whenever they think fit, convene an Extraordinary General Meeting and Extraordinary General Meetings shall also be convened on such requisition or, in default, may be convened by such requisitionists, as provided by Section 176 of the Act. If at any time there are not within Singapore sufficient Directors capable of acting to form a quorum at a meeting of Directors, any Director may convene an Extraordinary General Meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

Calling of Extraordinary General Meetings.

NOTICE OF GENERAL MEETINGS

54. Subject to the provisions of the Act, at least fourteen days' notice in writing (exclusive both of the day on which the notice is served or deemed to be served and of the day for which the notice is given) of every General Meeting shall be given in the manner hereinafter mentioned to such persons (including the Auditors) as are under the provisions herein contained and the Act entitled to receive notice from the Company. Provided that a General Meeting

Notice of Meetings.

notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting by all the Members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by that number or majority in number of the Members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. of the total voting rights of all the Members having a right to vote at that General Meeting.

Provided also that the accidental omission to give notice to, or the non-receipt by any person entitled thereto, shall not invalidate the proceedings at any General Meeting.

Contents of notice.

55. (A) Every notice calling a General Meeting shall specify the place and the day and hour of the Meeting, and there shall appear with reasonable prominence in every such notice a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and to vote instead of him and that a proxy need not be a Member.

(B) In the case of an Annual General Meeting, the notice shall also specify the Meeting as such.

(C) In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of the business; and if any resolution is to be proposed as a Special Resolution or as requiring special notice, the notice shall contain a statement to that effect.

Routine business.

56. Routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:

(a) declaring dividends;

(b) reading, considering and adopting the balance sheet, the reports of the Directors and Auditors, and other accounts and documents required to be annexed to the balance sheet;

(c) appointing Auditors and fixing the remuneration of Auditors or determining the manner in which such remuneration is to be fixed; and

(d) fixing the remuneration of the Directors proposed to be paid under Article 84.

PROCEEDINGS AT GENERAL MEETINGS

Quorum.

57. No business shall be transacted at any General Meeting unless a quorum is present. Save as herein otherwise provided, two Members shall form a quorum save that:

(a) in the event of a corporation being beneficially entitled to the whole of the issued shares in the capital of the Company one person representing such corporation shall be a quorum and shall be deemed to constitute a Meeting and, if applicable, the provisions of Section 179 of the Act shall apply; and

(b) in the event the Company has only one Member, the Company may pass a resolution by that Member recording the resolution and signing the record in accordance with the provisions of Section 184G of the Act.

For the purpose of this Article, "Member" includes a person attending by proxy or by attorney or as representing a corporation which is a Member.

Adjournment if quorum not present.

58. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting if convened on the requisition of Members shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such other time and place as the Directors may determine, and if at such adjourned Meeting a quorum is not present within fifteen minutes from the time appointed for holding the Meeting, the Meeting shall be dissolved. No notice of any such adjournment as aforesaid shall be required to be given to the Members.

General Meeting via conference telephone, video conference telephone or similar communications equipment.

59. Subject to the provisions of the Act, the Members may participate in a General Meeting by means of a conference telephone or a video conference telephone or similar communications equipment by which all persons participating in the General Meeting are able to hear and be heard by all other Members without the need for a Member to be in the physical presence of another Member(s) and participation in the General Meeting in this manner shall be deemed to constitute presence in person at such meeting. The Members participating in any such General Meeting shall be counted in the quorum for such General Meeting and subject to there being a requisite quorum under these Articles, all resolutions agreed by the Members in such General Meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Members duly convened and held. A General Meeting conducted by means of a conference telephone or a video conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the Members attending the General Meeting, provided that at least one of the Members present at the General Meeting was at that place for the duration of the General Meeting.

60. Subject to any additional requirements as may be imposed by the Act, all resolutions of the Members shall be adopted by a simple majority vote of the Members present and voting.

Voting.

61. Subject to the provisions of the Act:

Resolutions by written means.

(a) a Special Resolution may be passed by written means if the resolution indicates that it is a Special Resolution and if it has been formally agreed on any date by one or more Members who on that date represent at least 75 per cent. of the total voting rights of all Members who on that date would have the right to vote on that resolution at a General Meeting of the Company; and

(b) an Ordinary Resolution is passed by written means if the resolution does not indicate that it is a Special Resolution and if it has been formally agreed on any date by one or more Members who on that date represent a majority of the total voting rights of all Members who on that date would have the right to vote on that resolution at a General Meeting of the Company.

A Special or Ordinary Resolution passed by written means may consist of several documents in the like form each signed by one or more of the Members who have the right to vote on that resolution at a General Meeting of the Company.

62. The Chairman of the Board of Directors shall preside as Chairman at every General Meeting. If there be no such Chairman or if at any Meeting he be not present within ten minutes after the time appointed for holding the Meeting or be unwilling to act, the Members present shall choose some Director to be Chairman of the Meeting or, if no Director be present or if all the Directors present decline to take the Chair, one of their number present, to be Chairman.

Chairman.

63. The Chairman may, with the consent of any Meeting at which a quorum is present (and shall if so directed by the Meeting) adjourn the Meeting from time to time (or *sine die*) and from place to place, but no business shall be transacted at any adjourned Meeting except business which might lawfully have been transacted at the Meeting from which the adjournment took place. When a Meeting is adjourned for thirty days or more or *sine die*, notice of the adjourned Meeting shall be given as in the case of the original Meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned Meeting.

Adjournment.

64. At any General Meeting a resolution put to the vote of the Meeting shall be decided on a show of hands unless a poll be (before or on the declaration of the result of the show of hands) demanded:

Method of voting.

(a) by the Chairman; or

(b) by any Member present in person or by proxy or by attorney or in the case of a corporation by a representative and entitled to vote at the meeting;

Provided Always that no poll shall be demanded on the election of a Chairman or on a question of adjournment. Unless a poll be so demanded (and the demand be not withdrawn) a declaration by the Chairman that a resolution has been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. A demand for a poll may be withdrawn.

Taking a poll.

65. If a poll be duly demanded (and the demand be not withdrawn) it shall be taken in such manner (including the use of ballot or voting papers) as the Chairman may direct and the result of a poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The Chairman may, and if so requested shall, appoint scrutineers and may adjourn the Meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

Votes counted in error.

66. If any votes be counted which ought not to have been counted or might have been rejected, the error shall not vitiate the result of the voting unless it be pointed out at the same Meeting or at any adjournment thereof and not in any case unless it shall in the opinion of the Chairman be of sufficient magnitude.

Chairman's casting vote.

67. In the case of equality of votes, whether on a show of hands or on a poll, the Chairman of the Meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote.

Time for taking a poll.

68. A poll demanded on any question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the Meeting) and place as the Chairman may direct. No notice need be given of a poll not taken immediately.

Continuance of business after demand for a poll.

69. The demand for a poll shall not prevent the continuance of a Meeting for the transaction of any business, other than the question on which the poll has been demanded.

VOTES OF MEMBERS

Voting rights of Members.

70. Subject to these Articles and to any special rights or restrictions as to voting attached to any class of shares hereinafter issued on a show of hands every Member entitled to vote who is present in person or by proxy or attorney or in the case of a corporation by a representative shall have one vote and on a poll every such Member shall have one vote for every share of which he is the holder.

Voting rights of joint holders.

71. Where there are joint registered holders of any share any one of such persons may vote and be reckoned in a quorum at any Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative as if he were solely entitled thereto and if more than one of such

joint holders be so present at any Meeting that one of such persons so present whose name stands first in the Register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased Member in whose name any share stands shall for the purpose of this Article be deemed joint holders thereof.

72. A Member of unsound mind or whose person or estate is liable to be dealt with in any way under the law relating to mental disorders may vote whether on a show of hands or on a poll by his committee, curator bonis or such other person as properly has the management of his estate and any such committee, curator bonis or other person may vote by proxy or attorney. Provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the Office not less than forty-eight hours before the time appointed for holding the Meeting.

Voting rights of Members of unsound mind.

73. Subject to the provisions of these Articles and the Act every Member shall be entitled to be present and to vote at any General Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative and to be reckoned in a quorum in respect of shares fully paid and in respect of partly paid shares where calls are not due and unpaid.

Right to vote

74. No objection shall be raised to the qualification of any voter except at the Meeting or adjourned Meeting at which the vote objected to is given or tendered and every vote not disallowed at such Meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the Meeting whose decision shall be final and conclusive.

Objections.

75. On a poll votes may be given either personally or by proxy or by attorney or in the case of a corporation by its representative and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Votes on a poll.

76. An instrument appointing a proxy shall be in writing and:

Appointment of proxies.

(a) in the case of an individual shall be signed by the appointor or by his attorney; and

(b) in the case of a corporation shall be either under the common seal or signed by its attorney or by an officer on behalf of the corporation.

The Directors may, but shall not be bound to, require evidence of the authority of any such attorney or officer.

77. A proxy need not be a Member.

Proxy need not be a Member.

78. An instrument appointing a proxy or the power of attorney or other authority, if any, must be left at the Office or such other place (if any) as is specified for the purpose in the notice convening the Meeting not less than forty-eight hours before the time appointed for the holding of the Meeting or adjourned Meeting (or in the case of a poll before the time appointed for the

Deposit of proxies.

taking of the poll) at which it is to be used and in default shall not be treated as valid unless the Directors otherwise determine.

79. An instrument appointing a proxy shall be in the following form with such variations if any as circumstances may require or in such other form as the Directors may accept and shall be deemed to include the right to demand or join in demanding a poll, to move any resolution or amendment thereto and to speak at the meeting:

Form of proxies.

BATS HOTSPOT ASIA PTE. LTD.

"I/We,
"of
"a Member/Members of the abovenamed Company
"hereby appoint
"of
"or whom failing
"of
"to vote for me/us and on my/our behalf
"at the (Annual, Extraordinary or Adjourned,
"as the case may be) General Meeting of
"the Company to be held on the day
"of and at every adjournment thereof.
"As Witness my/our hand this day of ."

An instrument appointing a proxy shall, unless the contrary is stated thereon, be valid as well for any adjournment of the Meeting as for the Meeting to which it relates and need not be witnessed.

80. A vote given in accordance with the terms of an instrument of proxy (which for the purposes of these Articles shall also include a power of attorney) shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy, or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy was given. Provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office (or such other place as may be specified for the deposit of instruments appointing proxies) before the commencement of the Meeting or adjourned Meeting (or in the case of a poll before the time appointed for the taking of the poll) at which the proxy is used.

Intervening death or insanity of principal not to revoke proxy.

81. Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any Meeting of the Company or of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of the corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles (but subject to the Act) be deemed to be present in person at any such Meeting if a person so authorised is present thereat.

Corporations acting by representatives.

DIRECTORS

82. Subject to the other provisions of Section 145 of the Act, there shall be at least one Director who is ordinarily resident in Singapore and there shall be no maximum number.

Number of Directors.

83. A Director need not be a Member and shall not be required to hold any share qualification unless and until otherwise determined by the Company in General Meeting but shall be entitled to attend and speak at General Meetings.

Qualification.

84. Subject to Section 169 of the Act, the remuneration of the Directors shall be determined from time to time by the Company in General Meeting, and shall be divisible among the Directors in such proportions and manner as they may agree and in default of agreement equally, except that in the latter event any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for the proportion of remuneration related to the period during which he has held office.

Remuneration of Directors.

85. The Directors shall be entitled to be repaid all travelling or such reasonable expenses as may be incurred in attending and returning from meetings of the Directors or of any committee of the Directors or General Meetings or otherwise howsoever in or about the business of the Company in the course of the performance of their duties as Directors.

Travelling Expenses.

86. Any Director who is appointed to any executive office or serves on any committee or who otherwise performs or renders services, which in the opinion of the Directors are outside his ordinary duties as a Director, may, subject to Section 169 of the Act, be paid such extra remuneration as the Directors may determine.

Extra Remuneration.

87. (A) Other than the office of Auditor, a Director may hold any other office or place of profit under the Company and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from transacting or entering into any arrangement with the Company either as vendor, purchaser or otherwise nor shall such transaction or arrangement or any transaction or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided nor shall any Director so transacting or being so interested be liable to account to the Company for any profit realised by any such transaction or arrangement by reason only of such Director holding that office or of the fiduciary relation thereby established.

Power of Directors to hold office of profit and to transact with Company.

(B) Every Director shall observe the provisions of Section 156 of the Act relating to the disclosure of the interests of the Directors in transactions or proposed transactions with the Company or of any office or property held by a Director which might create duties or interests in conflict with his duties or interests as a Director. Subject to such disclosure, a Director shall

Directors to observe Section 156 of the Act.

be entitled to vote in respect of any transaction or arrangement in which he is interested and he shall be taken into account in ascertaining whether a quorum is present.

88. (A) A Director may be or become a director of or hold any office or place of profit (other than as Auditor) or be otherwise interested in any company in which the Company may be interested as vendor, purchaser, shareholder or otherwise and unless otherwise agreed shall not be accountable for any fees, remuneration or other benefits received by him as a director or officer of or by virtue of his interest in such other company.

Holding of office in other companies.

(B) The Directors may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner and in all respects as the Directors think fit in the interests of the Company (including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors of such company or voting or providing for the payment of remuneration to the directors of such company) and any such Director may vote in favour of the exercise of such voting powers in the manner aforesaid notwithstanding that he may be or be about to be appointed a director of such other company.

Directors may exercise voting power conferred by Company's shares in another company.

MANAGING DIRECTORS

89. The Directors may from time to time appoint one or more of their body to be Managing Director or Managing Directors of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their places.

Appointment of Managing Directors.

90. A Managing Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company and if he ceases to hold the office of Director for any cause he shall ipso facto and immediately cease to be a Managing Director.

Resignation and removal of Managing Director.

91. Subject to Section 169 of the Act, the remuneration of a Managing Director shall from time to time be fixed by the Directors and may, subject to these Articles, be by way of salary or commission or participation in profits or by any or all of these modes.

Remuneration of Managing Director.

92. The Directors may from time to time entrust to and confer upon a Managing Director for the time being such of the powers exercisable under these Articles by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Power of Managing Director.

VACATION OF OFFICE OF DIRECTORS

93. The office of a Director shall be vacated in any one of the following events, namely:

Vacation of office of Director.

(a) if he becomes prohibited from being a Director by reason of any order made under the Act; or

(b) if he ceases to be a Director by virtue of any of the provisions of the Act or these Articles; or

(c) subject to Section 145 of the Act, if he resigns by writing under his hand left at the Office; or

(d) if he has a receiving order made against him or suspends payments or compounds with his creditors generally; or

(e) if he is found lunatic or becomes of unsound mind.

APPOINTMENT AND REMOVAL OF DIRECTORS

94. The Company may by Ordinary Resolution remove any Director before the expiration of his period of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director.

Removal of Directors.

95. The Company may by Ordinary Resolution appoint another person in place of a Director removed from office under the immediately preceding Article.

Appointment in place of Director removed.

96. The Company may by Ordinary Resolution appoint any person to be a Director and the Directors shall have power at any time and from time to time to appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

Power to fill casual vacancies and to appoint additional Director.

ALTERNATE DIRECTORS

97. (A) Any Director may at any time by writing under his hand and deposited at the Office or by telefax sent to the Secretary appoint any person to be his Alternate Director and may in like manner at any time terminate such appointment. Any appointment or removal by telefax shall be confirmed as soon as possible by letter, but may be acted upon by the Company meanwhile.

Appointment of Alternate Directors.

(B) A Director or any other person may act as an Alternate Director to represent more than one Director and such Alternate Director shall be entitled at Directors' meetings to one vote for every Director whom he represents in addition to his own vote if he is a Director.

(C) The appointment of an Alternate Director shall ipso facto determine on the happening of any event which if he were a Director would render his office as a Director to be vacated and his appointment shall also determine *ipso facto* if his appointor ceases for any reason to be a Director.

(D) An Alternate Director shall be entitled to receive notices of meetings of the Directors and to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally, if his appointor is absent from Singapore or is otherwise unable to act as such Director, to perform all functions of his appointor as a Director (except the power to appoint an Alternate Director) and to sign any resolution in accordance with the provisions of Article 103.

(E) An Alternate Director shall not be taken into account in reckoning the minimum number of Directors allowed for the time being under these Articles but he shall be counted for the purpose of reckoning whether a quorum is present at any meeting of the Directors attended by him at which he is entitled to vote. Provided that in the event the Company has more than one Director, he shall not constitute a quorum under Article 100 if he is the only person present at the meeting notwithstanding that he may be an Alternate to more than one Director.

(F) An Alternate Director may be repaid by the Company such expenses as might properly be repaid to him if he were a Director and he shall be entitled to receive from the Company such proportion (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, but save as aforesaid he shall not in respect of such appointment be entitled to receive any remuneration from the Company.

(G) An Alternate Director shall not be required to hold any share qualification.

PROCEEDINGS OF DIRECTORS

Meetings of Directors.

98. (A) The Directors may meet together for the despatch of business, adjourn or otherwise regulate their meetings as they think fit. Subject to the provisions of these Articles, questions arising at any meeting shall be determined by a majority of votes and in case of an equality of votes the Chairman of the meeting shall have a second or casting vote.

(B) The Directors may participate in a meeting of the Directors by means of a conference telephone or a video conference telephone or similar communications equipment by which all persons participating in the meeting are able to hear and be heard by all other participants without the need for a Director to be in the physical presence of another Director(s) and participation in the meeting in this manner shall be deemed to constitute presence in person at such meeting. The Directors participating in any such meeting shall be counted in the quorum for such meeting and subject to there being a requisite quorum under these Articles, all resolutions agreed by the Directors in such meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Directors duly convened and held. A meeting conducted by means of a conference telephone or a video conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting.

(C) In the case of a meeting which is not held in person, the fact that a Director is taking part in the meeting must be made known to all the other Directors taking part, and no Director may disconnect or cease to take part in the meeting unless he makes known to all other Directors taking part that he is ceasing to take part in the meeting.

Convening meetings of Directors.

99. A Director may and the Secretary on the requisition of a Director shall at any time summon a meeting of the Directors.

Quorum.

100. In the event the Company has more than one Director, the quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be two. Notwithstanding the foregoing, in the event the Company has only one Director, that Director shall form the quorum and may pass a resolution by recording the resolution and signing the record. A meeting of the Directors at which a quorum is present shall be competent to exercise all the powers and discretions for the time being exercisable by the Directors.

Proceedings in case of vacancies.

101. The continuing Directors may act notwithstanding any vacancies in their body. If and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, any Member may summon a General Meeting for the purpose of appointing Directors.

Chairman of Directors.

102. The Directors may from time to time elect a Chairman and if desired a Deputy Chairman and determine the period for which he is or they are to hold office. The Deputy Chairman will perform the duties of the Chairman during the Chairman's absence for any reason. The Chairman and in his absence the Deputy Chairman shall preside as Chairman at meetings of the Directors but if no such Chairman or Deputy Chairman be elected or if at any meeting the Chairman and the Deputy Chairman be not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.

Resolutions in writing.

103. A resolution in writing signed by all the Directors shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form each signed by one or more of the Directors. Provided that, where a Director has appointed an Alternate Director, the Director or (in lieu of the Director) his Alternate may sign. The expressions "in writing" and "signed" include approval by any such Director by telefax or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

104. The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the Directors.

Power to appoint committees.

105. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are applicable and are not superseded by any regulations made by the Directors under the last preceding Article.

Proceedings at committee meetings.

106. All acts done by any meeting of Directors or of a committee of Directors or by any person acting as Director shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any such Director or person acting as aforesaid or that they or any of them were or was disqualified or had vacated office or were not entitled to vote be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

Validity of acts of Directors in spite of some formal defect.

GENERAL POWERS OF THE DIRECTORS

107. The business and affairs of the Company shall be managed by or under the direction of the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking or property unless those proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

General powers of Directors to manage Company's business.

108. (A) The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Singapore or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Directors may establish local boards or agencies.

(B) The Directors may from time to time by power of attorney under the Seal appoint any company, firm or person or any fluctuating body of persons whether nominated directly or indirectly by the Directors to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such

Power to appoint attorneys.

conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with such attorney as the Directors may think fit and may also authorise any such attorney to subdelegate all or any of the powers, authorities and discretions vested in him.

109. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

Signature of cheques and bills.

BORROWING POWERS

110. Subject as hereinafter provided and to the provisions of the Statutes, the Directors may borrow or raise money from time to time for the purpose of the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by mortgage or charge upon all or any of the property or assets of the Company or by the issue of debentures or otherwise as they may think fit.

Directors' borrowing powers.

SECRETARY

111. The Secretary or Secretaries shall and a Deputy or Assistant Secretary or Secretaries may be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit, and any Secretary, Deputy or Assistant Secretary so appointed may be removed by them, but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company. The appointment and duties of the Secretary or Secretaries shall not conflict with the provisions of the Act and in particular Section 171 thereof.

Secretary.

SEAL

112. (A) The Directors shall provide for the safe custody of the Seal, which shall only be used by the authority of the Directors or a committee of Directors authorised by the Directors in that behalf, and every instrument to which the Seal shall be affixed shall (subject to the provisions of these Articles as to certificates for shares) be signed by a Director and countersigned by the Secretary or a second Director or by some other person appointed by the Directors in place of the Secretary or such second Director for the purpose.

Seal.

(B) The Company may exercise the powers conferred by the Act with regard to having an Official Seal for use abroad, and such powers shall be vested in the Directors.

Official Seal.

(C) The Company may have a duplicate Common Seal as referred to in Section 124 of the Act which shall be a facsimile of the Common Seal with the addition on its face of the words "Share Seal".

Share Seal.

AUTHENTICATION OF DOCUMENTS

Power to authenticate documents.

113. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager and other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid.

Certified copies of resolution of the Directors.

114. A document purporting to be a copy of a resolution of the Directors or an extract from the minutes of a meeting of Directors which is certified as such in accordance with the provisions of the last preceding Article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Directors.

DIVIDENDS

Payment of dividends.

115. The Company may by Ordinary Resolution declare dividends but (without prejudice to the powers of the Company to pay interest on share capital as hereinbefore provided) no dividend shall be payable except out of the profits of the Company, or in excess of the amount recommended by the Directors.

Apportionment of dividends.

116. Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:

(a) all dividends in respect of shares shall be paid in proportion to the number of shares held by a Member but where shares are partly paid all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b) all dividends shall be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

Payment of preference and interim dividends.

117. If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed preferential dividends on any class of shares carrying a fixed preferential dividend expressed to be payable on a fixed date on the half-yearly or other dates (if any) prescribed for the payment thereof by the terms of issue of the shares, and subject thereto may also from time to time pay to the holders of any other class of shares interim dividends thereon of such amounts and on such dates as they may think fit.

118. No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

Dividends not to bear interest.

119. The Directors may deduct from any dividend or other moneys payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or in connection therewith.

Deduction for debts due to Company.

120. The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Retention of dividends on shares subject to lien.

121. The Directors may retain the dividends payable on shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a Member or which any person under those provisions is entitled to transfer until such person shall become a Member in respect of such shares or shall duly transfer the same.

Retention of dividends on shares pending transmission.

122. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture.

Unclaimed dividends or other moneys.

123. The Company may, upon the recommendation of the Directors, by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets and in particular of paid up shares or debentures of any other company or in any one or more of such ways; and the Directors shall give effect to such Resolution and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

Payment of dividend in specie.

124. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto, or, if several persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder to any one of such persons or to such persons and such address as such persons may by writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or

Dividends payable by cheque.

persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque if purporting to be endorsed or the receipt of any such person shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

125. A transfer of shares shall not pass the right to any dividend declared on such shares before the registration of the transfer.

Effect of transfer.

RESERVES

126. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for meeting contingencies or for the gradual liquidation of any debt or liability of the Company or for repairing or maintaining the works, plant and machinery of the Company or for special dividends or bonuses or for equalising dividends or for any other purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested.

Power to carry profit to reserve.

127. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits which they may think it not prudent to divide.

Manner of dealing with reserves.

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

128. The Company may, upon the recommendation of the Directors, by Ordinary Resolution:

Power to issue free bonus shares and/or to capitalise profits.

(a) issue bonus shares for which no consideration is payable to the Company, to the Members holding shares in the Company in proportion to their then holdings of shares; and/or

(b) capitalise any sum for the time being standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution, provided that such sum be not required for paying the dividends on any shares carrying a fixed cumulative preferential dividend and accordingly that the Directors be authorised and directed to appropriate the sum resolved to be capitalised to the Members holding shares in the Company in the proportions in which such sum would have been divisible amongst them had the same been applied or been applicable in paying dividends and to apply such sum on their behalf either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by such Members respectively, or in paying up in full new shares or debentures of the Company, such shares or debentures to be allotted and distributed and credited as fully paid up to and amongst such Members in the proportion aforesaid or partly in one way and partly in the other.

Power of Directors to give effect to bonus issues and/or capitalisations.

129. Whenever such a Resolution as aforesaid shall have been passed, the Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all such Members.

MINUTES AND BOOKS

Minutes.

130. The Directors shall cause minutes to be made in books to be provided for the purpose:

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors present at each meeting of Directors and of any committee of Directors;

(c) of all Resolutions and proceedings at all Meetings of the Company and of any class of Members, of the Directors and of committees of Directors; and

(d) in the event the Company has only:-

(i) one Director, of all duly signed records of Resolutions passed, and all declarations made, by that Director; and

(ii) one Member, of all duly signed records of Resolutions passed by that Member.

Keeping of Registers, etc.

131. The Directors shall duly comply with the provisions of the Act and in particular the provisions with regard to registration of charges created by or affecting property of the Company with regard to keeping a Register of Directors and Secretaries, the Register, a Register of Mortgages and Charges and a Register of Directors' Share and Debenture Holdings and with regard to the production and furnishing of copies of such Registers and of any Register of Holders of Debentures of the Company.

132. Any register, index, minute book, book of accounts or other book required by these Articles or by the Act to be kept by or on behalf of the Company may be kept either by making entries in bound books or by recording them in any other manner. In any case in which bound books are not used, the Directors shall take adequate precautions for guarding against falsification and for facilitating discovery.

Form of registers, etc.

ACCOUNTS

133. The Directors shall cause to be kept such accounting and other records as are necessary to comply with the provisions of the Act and shall cause those records to be kept in such manner as to enable them to be conveniently and properly audited.

Directors to keep proper accounts.

134. Subject to the provisions of Section 199 of the Act, the books of accounts shall be kept at the Office or at such other place or places as the Directors think fit within Singapore. No Member (other than a Director or the holding company of the Company) shall have any right of inspecting any account or book or document or other recording of the Company except as is conferred by law or authorised by the Directors or by an Ordinary Resolution of the Company.

Location and inspection.

135. Subject to and in accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary.

Presentation of accounts.

136. A copy of every balance sheet and profit and loss account which (or which but for Section 201C of the Act) is to be laid before a General Meeting of the Company (including every document required by the Act to be annexed thereto) together with a copy of every report of the Auditors relating thereto and of the Directors' report shall:

Copies of accounts.

(a) not less than fourteen days before the date of the Meeting; or

(b) if a resolution under Section 175A of the Act is in force, not less than twenty-eight days before the end of the period allowed for the laying of those documents,

be sent to every Member of, and every holder of debentures (if any) of, the Company and to every other person who is entitled to receive notices from the Company under the provisions of the Act or of these Articles. Provided that this Article shall not require a copy of these documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of a share in the Company or the several persons entitled thereto in consequence of the death or bankruptcy of the holder or otherwise but any Member to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

AUDITORS

137. Unless the Company is exempted under the provisions of the Act, Auditors shall be appointed and their duties regulated in accordance with the provisions of the Act. Every Auditor of the Company shall have a right of access at all times to the accounting and other records of the Company and shall make his report as required by the Act.

Appointment of Auditors.

138. Subject to the provisions of the Act, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment.

Validity of acts of Auditors in spite of some formal defect.

139. The Auditors shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting to which any Member is entitled and to be heard at any General Meeting on any part of the business of the Meeting which concerns them as Auditors.

Auditors' right to receive notices of and attend at General Meetings.

NOTICES

140. (A) Any notice may be given by the Company to any Member in any of the following ways:

Service of notice.

(a) by delivering the notice personally to him; or

(b) by sending it by prepaid mail to him at his registered address in Singapore or where such address is outside Singapore by prepaid air-mail; or

(c) by sending a telefax containing the text of the notice to him at his registered fax number in Singapore or where such fax number is outside Singapore to such fax number outside Singapore or to any other address as might have been previously notified by the Member concerned to the Company; or

(d) by sending an electronic communication containing the text of the notice in the manner provided in the Act.

(B) Any notice or other communication served under any of the provisions of these Articles on or by the Company or any officer of the Company may be tested or verified by telefax or telephone or such other manner as may be convenient in the circumstances but the Company and its officers are under no obligation so to test or verify any such notice or communication.

141. All notices and documents (including a share certificate) with respect to any shares to which persons are jointly entitled shall be given to whichever of such persons is named first on the Register and notice so given shall be sufficient notice to all the holders of such shares.

Service of notices in respect of joint holders.

142. Any Member with a registered address shall be entitled to have served upon him at such address any notice to which he is entitled under these Articles.

Members shall be served at registered address.

143. A person entitled to a share in consequence of the death or bankruptcy of a Member or otherwise upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address for the service of notice, shall be entitled to have served upon him at such address any notice or document to which the Member but for his death or bankruptcy or otherwise would be entitled and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the registered address of any Member or given, sent or served to any Member using electronic communications in pursuance of these Articles shall (notwithstanding that such Member be then dead or bankrupt or otherwise not entitled to such share and whether or not the Company has notice of the same) be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder.

Service of notices after death etc. on a Member.

144. (A) Any notice given in conformity with Article 140 shall be deemed to have been given at any of the following times as may be appropriate:

When service effected.

(a) when it is delivered personally to the Member, at the time when it is so delivered;

(b) when it is sent by prepaid mail to an address in Singapore or by prepaid air-mail to an address outside Singapore, on the day following that on which the notice was put into the post; and

(c) when the notice is sent by telefax or electronic communication, on the day it is so sent or transmitted.

(B) In proving such service, sending or transmission, it shall be sufficient to prove that the letter containing the notice or document was properly addressed and put into the post as a prepaid letter or air-mail letter as the case may be or that a telefax or the electronic communication was properly addressed and transmitted in the manner provided in the Act.

145. Any notice on behalf of the Company or of the Directors shall be deemed effectual if it purports to bear the signature of the Secretary or other duly authorised officer of the Company, whether such signature is printed or written.

Signature on notice.

146. When a given number of days' notice or notice extending over any other period is required to be given the day of service shall not, unless it is otherwise provided or required by these Articles or by the Act, be counted in such number of days or period.

Day of service not counted.

147. (A) Notice of every General Meeting shall be given in the manner hereinbefore authorised to:

Notice of General Meeting.

(a) every Member;

(b) every person entitled to a share in consequence of the death or bankruptcy or otherwise of a Member who but for the same would be entitled to receive notice of the Meeting; and

(c) the Auditors.

(B) No other person shall be entitled to receive notices of General Meetings.

148. The provisions of Articles 140, 144, 145 and 146 shall apply *mutatis mutandis* to notices of meetings of Directors or any committee of Directors.

Notice of meetings of Directors or any committee of Directors.

WINDING UP

149. If the Company is wound up (whether the liquidation is voluntary, under supervision, or by the Court) the liquidator may, with the authority of a Special Resolution, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds and may for such purpose set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest the whole or any part of the assets in trustees upon such trusts for the benefit of Members as the liquidator with the like authority thinks fit and the liquidation of the Company may be closed and the Company dissolved but so that no Member shall be compelled to accept any shares or other securities in respect of which there is a liability.

Distribution of assets in specie.

INDEMNITY

150. Subject to the provisions of the Act, every Director, Auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto and in particular and without prejudice to the generality of the foregoing no Director, Manager, Secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any

Indemnity of Directors and officers.

receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto unless the same happen through his own negligence, wilful default, breach of duty or breach of trust.

SECRECY

151. No Member shall be entitled to require discovery of or any information respecting any detail of the Company's trade or any matter which may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interest of the Members of the Company to communicate to the public save as may be authorised by law.

Secrecy.

NAME, ADDRESS AND OCCUPATION OF SUBSCRIBER



Mark Simon Hemsley
Reed Thatch
25 Clare Hill
Esher
Surrey
KT10 9NB
United Kingdom

Director

(authority given under Board Resolution passed on 10 February 2015)

for and on behalf of
BATS INTERNATIONAL HOLDINGS LIMITED
10 Lower Thames Street, 6th Floor
London EC3R 6AF
United Kingdom

Dated this 17 day of February, 2015

Witness to the above signature:



Notary Public


NOTARY PUBLIC
STATE OF KANSAS
LEANNE MEYER
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 7/20/17

Company Registration No. 201504858N

THE COMPANIES ACT, CAP. 50

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

BATS HOTSPOT ASIA PTE. LTD.

Incorporated on the 23rd day of February 2015

ALLEN & GLEDHILL LLP
ONE MARINA BOULEVARD #28-00
SINGAPORE 018989

LODGED IN THE OFFICE OF THE
ACCOUNTING AND CORPORATE REGULATORY AUTHORITY, SINGAPORE.

Company Registration No. 201504858N

THE COMPANIES ACT, CAP. 50

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

BATS HOTSPOT ASIA PTE. LTD.

Incorporated on the 23rd day of February 2015

ALLEN & GLEDHILL LLP
ONE MARINA BOULEVARD #28-00
SINGAPORE 018989



Company No: 201504858N

CERTIFICATE CONFIRMING INCORPORATION OF COMPANY

This is to confirm that BATS HOTSPOT ASIA PTE. LTD. is incorporated under the Companies Act (Cap 50), on and from 23/02/2015 and that the company is a PRIVATE COMPANY LIMITED BY SHARES.

GIVEN UNDER MY HAND AND SEAL ON 24/02/2015.

LINDA LEE
ASSISTANT REGISTRAR
ACCOUNTING AND CORPORATE REGULATORY AUTHORITY (ACRA)
SINGAPORE


REGISTRAR OF COMPANIES & BUSINESSES
ACRA
SINGAPORE

Ellyn Lim Yah Yuin

From:	ACRA Auto Mail <ACRA_BIZFILE@acra.gov.sg>
Sent:	Monday, 23 February 2015 5:50 PM
To:	Chew Pei Tsing
Subject:	Email Notification.

This is a system-generated email.Please do not reply to this email.
If you have any enquiry, please visit our interactive web service at www.acra.gov.sg/askacra for more information.

Dear Sir/Madam

Company No.:201504858N
NOTICE OF INCORPORATION

This is to confirm that BATS HOTSPOT ASIA PTE. LTD. is incorporated under the Companies Act(Cap.50), on and from 23/02/2015 and that the Company is a PRIVATE COMPANY LIMITED BY SHARES.

Events@ACRA.

Calendar of events to meet your business essentials.

To find out more, please click here - http://www.acra.gov.sg/News_and_Events/Events.htm

Thank You

Accounting and Corporate Regulatory Authority (ACRA)
10 Anson Road
#05-01/15 International Plaza
Singapore 079903

THE COMPANIES ACT, CAP. 50

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

BATS HOTSPOT ASIA PTE. LTD.

---

1. NAME

The name of the Company is **BATS HOTSPOT ASIA PTE. LTD.**.

2. REGISTERED OFFICE

The Registered Office of the Company will be situated in the Republic of Singapore.

3. BUSINESS OR ACTIVITY

Subject to the provisions of the Companies Act, Cap. 50 and any other written law and the Memorandum and Articles of Association, the Company has:

(a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b) for the purposes of paragraph (a), full rights, powers and privileges.

4. LIABILITY OF MEMBERS

The liability of the members is limited.

5. SHARE CAPITAL

The Company shall have power to consolidate or subdivide the shares and to issue any additional capital as fully paid or partly paid shares and with any special or preferential rights or privileges or subject to any special terms or conditions, and either with or without any special designation, and also from time to time to alter, modify, commute, abrogate or deal with any such rights, privileges, terms, conditions or designations in accordance with the regulations for the time being of the Company.

We, the person whose name, address and occupation are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and agree to take the number of shares in the capital of the Company set opposite our name:-



NAME, ADDRESS AND OCCUPATION OF SUBSCRIBER	Number of shares taken by Subscriber.
Mark Simon Hemsley Reed Thatch 25 Clare Hill Esher Surrey KT10 9NB United Kingdom Director (authority given under Board Resolution passed on 10 February 2015) for and on behalf of **BATS INTERNATIONAL HOLDINGS LIMITED** 10 Lower Thames Street, 6th Floor London EC3R 6AF United Kingdom	One hundred (100) Ordinary Shares at a subscription price of USD1.00 each
TOTAL NUMBER OF SHARES TAKEN	One hundred (100) Ordinary Shares

Dated this 17 day of February, 2015

Witness to the above signature:-

Notary Public


LEANNE MEYER
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp.

P Bats Trading Limited



CERTIFICATE OF INCORPORATION OF A PRIVATE LIMITED COMPANY

Company No. 6547680

The Registrar of Companies for England and Wales hereby certifies that

BATS TRADING LIMITED

is this day incorporated under the Companies Act 1985 as a private company and that the company is limited.

Given at Companies House, Cardiff, the 28th March 2008



THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House

— for the record —

The above information was communicated in non-legible form and authenticated by the Registrar of Companies under section 710A of the Companies Act 1985

The Companies Acts 1985 to 2006

Private Company Limited by Shares
Company Number: 6547680

MEMORANDUM AND ARTICLES OF ASSOCIATION

BATS Trading Limited

Incorporated the 28th March 2008

Speechly Bircham LLP
Solicitors
6 Andrew Street
London
EC4A 3LX
Tel: 020 7427 6400
Fax: 020 7427 6600

THE COMPANIES ACTS 1985 to 2006

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF

BATS Trading Limited

1. The Company's name is "BATS Trading Limited".

2. The Company's registered office is to be situated in England and Wales.

3.1 The object of the Company is to carry on business as a general commercial company.

OBMGEN

3.2 Without prejudice to the generality of the object and the powers of the Company derived from section 3A of the Act the Company has power to do all or any of the following things:-

3.2.1 To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

3.2.2 To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any trade marks, patents, copyrights, trade secrets, or other intellectual property rights, licences, secret processes, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

3.2.3 To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

3.2.4 To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

3.2.5 To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

3.2.6 To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

3.2.7 To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

3.2.8 To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

3.2.9 To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

3.2.10 To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

3.2.11 To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

3.2.12 To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

3.2.13 To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

3.2.14 To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

3.2.15 To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

3.2.16 To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

3.2.17 To distribute among the members of the Company in kind any property of the Company of whatever nature.

3.2.18 To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

3.2.19 To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance including insurance for any director, officer or auditor against any liability in respect of any negligence, default, breach of duty or breach of trust (so far as permitted by law); and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such schemes to be established or maintained.

3.2.20 Subject to and in accordance with the provisions of the Act (if and so far as such provisions shall be applicable) to give, directly or indirectly, financial assistance for the acquisition of shares or other securities of the Company or of any other company or for the reduction or discharge of any liability incurred in respect of such acquisition.

3.2.21 To procure the Company to be registered or recognised in any part of the world.

3.2.22 To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

3.2.23 To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

3.2.24 AND so that:-

3.2.24.1 None of the provisions set forth in any sub-clause of this clause shall be restrictively construed but the widest interpretation shall be given to each such provision, and none of such provisions shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other provision set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this clause, or by reference to or inference from the name of the Company.

3.2.24.2 The word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

3.2.24.3 In this clause the expression "the Act" means the Companies Act 1985, but so that any reference in this clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

4. The liability of the members is limited.

5. The Company's share capital is £1,000,000 divided into 1,000,000 shares of £1 each.

I, the subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this *Memorandum*; and I agree to take the number of shares shown opposite my name.

Name and address of subscriber	Number of shares taken by the subscriber
BATS Holdings, Inc The Corporation Trust Company 1209 Orange Street WILMINGTON 19801 Delaware USA	1
Total shares taken	One

Dated 20th March 2008.

THE COMPANIES ACTS 1985 to 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION OF

BATS Trading Limited

1. PRELIMINARY

1.1 The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended by The Companies (Tables A to F) (Amendment) Regulations 1985 (SI 1985 No. 1052), The Companies Act 1985 (Electronic Communications) Order 2000 (SI 2000 No. 3373), the Companies (Tables A to F) (Amendment) Regulations 2007 (SI 2007 No. 2541) and the Companies (Tables A to F) (Amendment) (No 2) Regulations 2007 (SI 2007 No. 2826) so far as it relates to private companies limited by shares (such Table being hereinafter called "Table A") shall apply to the Company save in so far as they are excluded or varied hereby and such regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the Articles of Association of the Company.

1.2 In these Articles the expression "the Act" means the Companies Act 1985 and "the 2006 Act" means the Companies Act 2006, but so that any reference in these Articles to any provision of the Act or the 2006 Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

2. ALLOTMENT OF SHARES

2.1 Shares which are comprised in the authorised share capital with which the Company is incorporated shall be under the control of the directors who may (subject to section 80 of the Act and to article 2.4 below) allot, grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit.

2.2 All shares which are not comprised in the authorised share capital with which the Company is incorporated and which the directors propose to issue shall first be offered to the members in proportion as nearly as may be to the number of the existing shares held by them respectively unless the Company in general meeting shall by special resolution otherwise direct. The offer shall be made by notice specifying the number of shares offered, and limiting a period (not being less than 14 days) within which the offer, if not accepted, will be deemed to be declined. After the expiration of that period, those shares so deemed to be declined shall be offered in the proportion aforesaid to the persons who have, within the said period, accepted all the shares offered to them; such further offer shall be made in like terms in the same manner and limited by a like period as the original offer. Any shares not accepted pursuant to such offer or further offer as aforesaid or not capable of being offered as aforesaid except by way of fractions and any shares released from the provisions of this article by any such special resolution as aforesaid shall be under the control of the directors, who may allot, grant options over or otherwise dispose of the same to such persons, on such terms, and in such manner as they think fit, provided that, in the case of shares not accepted as aforesaid, such shares shall not be disposed of on terms which are more favourable to the subscribers therefor than the terms on which they were offered to the members. The foregoing provisions of this article 2.2 shall have effect subject to section 80 of the Act.

2.3 In accordance with section 91(1) of the Act sections 89(1) and 90(1) to (6) (inclusive) of the Act shall not apply to the Company.

2.4 The directors are generally and unconditionally authorised for the purposes of section 80 of the Act to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to the amount of the authorised share capital with which the Company is incorporated at any time or times during the period of five years from the date of incorporation and the directors may, after that period, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company within that period. The authority hereby given may at any time (subject to the said section 80) be renewed, revoked or varied by ordinary resolution.

3. SHARES

3.1 The lien conferred by regulation 8 in Table A shall attach also to fully paid-up shares, and the Company shall also have a first and paramount lien on all shares, whether fully paid or not, standing registered in the name of any person indebted or under liability to the Company, whether he shall be the sole registered holder thereof or shall be one of two or more joint holders, for all moneys presently payable by him or his estate to the Company. Regulation 8 in Table A shall be modified accordingly.

3.2 The liability of any member in default in respect of a call shall be increased by the addition at the end of the first sentence of regulation 18 in Table A of the words "and all expenses that may have been incurred by the Company by reason of such non-payment".

4. GENERAL MEETINGS AND RESOLUTIONS

4.1 Every notice convening a general meeting shall comply with the provisions of section 325(1) of the 2006 Act as to giving information to members in regard to their right to appoint proxies; and notices of and other communications relating to any general meeting which any member is entitled to receive shall be sent to the directors and to the auditors for the time being of the Company.

4.2.1 No business shall be transacted at any general meeting unless a quorum is present. Subject to article 4.2.2 below, two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

4.2.2 If and for so long as the Company has only one member, that member present in person or by proxy or (if that member is a corporation) by a duly authorised representative shall be a quorum.

4.2.3 If a quorum is not present within half an hour from the time appointed for a general meeting the general meeting shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the directors may determine; and if at the adjourned general meeting a quorum is not present within half an hour from the time appointed therefor such adjourned general meeting shall be dissolved.

4.2.4 Regulations 40 and 41 in Table A shall not apply to the Company.

4.3.1 If and for so long as the Company has only one member and that member takes any decision which is required to be taken in general meeting or by means of a written resolution, that decision shall be as valid and effectual as if agreed by the Company in general meeting, subject as provided in article 4.3.3 below.

4.3.2 Any decision taken by a sole member pursuant to article 4.3.1 above shall be recorded in writing and delivered by that member to the Company for entry in the Company's minute book.

4.3.3 Resolutions under section 168 of the 2006 Act for the removal of a director before the expiration of his period of office and under section 391 of the Act for the removal of an auditor before the expiration of his period of office shall only be considered by the Company in general meeting.

4.4 A member present at a meeting by proxy shall be entitled to speak at the meeting and shall be entitled to one vote on a show of hands. In any case where the same person is appointed proxy for more than one member he shall on a show of hands have as many votes as the number of members for whom he is proxy. A member present at a meeting by more than one proxy shall be entitled to speak at the meeting through each of the proxies but the proxies together shall be entitled to only one vote on a show of hands. In the event that the proxies do not reach agreement as to how their vote should be exercised on a show of hands, the voting power is treated as not exercised. Regulation 54 in Table A shall be modified accordingly.

4.5 Unless resolved by ordinary resolution that regulation 62 in Table A shall apply without modification, the appointment of a proxy and any authority under which the proxy is appointed or a copy of such authority certified notarially or in some other way approved by the directors may be deposited or received at the place specified in regulation 62 in Table A up to the commencement of the meeting or (in any case where a poll is taken otherwise than at the meeting) of the taking of the poll or may be handed to the chairman of the meeting prior to the commencement of the business of the meeting.

5. APPOINTMENT OF DIRECTORS

5.1.1 Regulation 64 in Table A shall not apply to the Company.

5.1.2 The maximum number and minimum number respectively of the directors may be determined from time to time by ordinary resolution. Subject to and in default of any such determination there shall be no maximum number of directors and the minimum number of directors shall be one. Whenever the minimum number of directors is one, a sole director shall have authority to exercise all the powers and discretions by Table A and by these Articles expressed to be vested in the directors generally, and regulation 89 in Table A shall be modified accordingly.

5.2 Regulations 76 to 79 (inclusive) in Table A shall not apply to the Company.

5.3 No person shall be appointed a director at any general meeting unless either:-

(a) he is recommended by the directors; or

(b) not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a member qualified to vote at the general meeting has been given to the Company of the intention to propose that person for appointment, together with notice signed by that person of his willingness to be appointed.

5.4.1 Subject to article 5.3 above, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

5.4.2 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number determined in accordance with article 5.1.2 above as the maximum number of directors and for the time being in force.

5.5 In any case where as the result of death or deaths the Company has no members and no directors the personal representatives of the last member to have died shall have the right by notice in writing to appoint a person to be a director of the Company and such appointment shall be as effective as if made by the Company in general meeting pursuant to article 5.4.1 above. For the purpose of this article, where two or more members die in circumstances rendering it uncertain which of them survived the other or others, the members shall be deemed to have died in order of seniority, and accordingly the younger shall be deemed to have survived the older.

6. BORROWING POWERS

6.1 The directors may exercise all the powers of the Company to borrow money without limit as to amount and upon such terms and in such manner as they think fit, and subject (in the case of any security convertible into shares) to section 80 of the Act to grant any mortgage, charge or standard security over its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

7. ALTERNATE DIRECTORS

7.1 Unless otherwise determined by the Company in general meeting by ordinary resolution an alternate director shall not be entitled as such to receive any remuneration from the Company, save that he may be paid by the Company such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, and the first sentence of regulation 66 in Table A shall be modified accordingly.

7.2 A director, or any such other person as is mentioned in regulation 65 in Table A, may act as an alternate director to represent more than one director, and an alternate director shall be entitled at any meeting of the directors or of any committee of the directors to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

8. GRATUITIES AND PENSIONS

8.1.1 The directors may exercise the powers of the Company conferred by its Memorandum of Association in relation to the payment of pensions, gratuities and other benefits and shall be entitled to retain any benefits received by them or any of them by reason of the exercise of any such powers.

8.1.2 Regulation 87 in Table A shall not apply to the Company.

9. PROCEEDINGS OF DIRECTORS

9.1.1 A director may vote, at any meeting of the directors or of any committee of the directors, on any resolution, notwithstanding that it in any way concerns or relates to a matter in which he has, directly or indirectly, any kind of interest whatsoever, and if he shall vote on any such resolution his vote shall be counted; and in relation to any such resolution as aforesaid he shall (whether or not he shall vote on the same) be taken into account in calculating the quorum present at the meeting.

9.1.2 Each director shall comply with his obligations to disclose his interest in contracts under section 317 of the Act.

9.1.3 Regulations 94 to 97 (inclusive) in Table A shall not apply to the Company.

10. COMMUNICATION BY MEANS OF A WEBSITE

10.1 Subject to the provisions of the 2006 Act, a document or information may be sent or supplied by the Company to a person by being made available on a website.

11. THE SEAL

11.1 If the Company has a seal it shall only be used with the authority of the directors or of a committee of directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation 6 in Table A relating to the sealing of share certificates shall apply only if the Company has a seal. Regulation 101 in Table A shall not apply to the Company.

11.2 The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the directors.

12. PROTECTION FROM LIABILITY

12.1 For the purposes of this article a "Liability" is any liability incurred by a person in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or otherwise in connection with his duties, powers or office and "Associated Company" shall bear the meaning referred to in section 256 of the 2006 Act. Subject to the provisions of the 2006 Act and without prejudice to any protection from liability which may otherwise apply:

(a) the directors shall have power to purchase and maintain for any director of the Company, any director of an Associated Company, any auditor of the Company and any officer of the Company (not being a director or auditor of the Company), insurance against any Liability; and

(b) every director or auditor of the Company and every officer of the Company (not being a director or auditor of the Company) shall be indemnified out of the assets of the Company against any loss or liability incurred by him in defending any proceedings in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from any Liability.

12.2 Regulation 118 in Table A shall not apply to the Company.

13. TRANSFER OF SHARES

13.1 The directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of a share, whether or not it is a fully paid share, and the first sentence of regulation 24 in Table A shall not apply to the Company.

Name and address of subscriber

OATS Holdings, Inc
The Corporation Trust Company
1209 Orange Street
WILMINGTON 19801
Delaware
USA

Dated 28th March 2000.

The regulations of Table A to the Companies Act 1985 apply to the Company save in so far as they are excluded or varied by its Articles of Association.

Table A as it relates to a private company limited by shares, as prescribed by the Companies (Tables A to F) Regulations 1985 (S.I. 1985 No. 805), amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (S.I. 1985 No. 1052), The Companies Act 1985 (Electronic Communications) Order 2000 (S.I. 2000 No. 3373), the Companies (Tables A to F) (Amendment) Regulations 2007 (S.I. 2007 No 2541) and the Companies (Tables A to F) (Amendment) (No 2) Regulations 2007 (S.I. 2007 No 2826), is reprinted below.

Table A THE COMPANIES ACT 1985
Regulations for Management of a Company Limited by Shares

INTERPRETATION

1. [illegible]

SHARE CAPITAL

2. [illegible]

SHARE CERTIFICATES

6. [illegible]

LIEN

8. [illegible]

CALLS ON SHARES AND FORFEITURE

12. [illegible]

TRANSFER OF SHARES

23. [illegible]

TRANSMISSION OF SHARES

29. [illegible]

ALTERATION OF SHARE CAPITAL

[illegible]

PURCHASE OF OWN SHARES

[illegible]

GENERAL MEETINGS

[illegible]

NOTICE OF GENERAL MEETINGS

[illegible]

PROCEEDINGS AT GENERAL MEETINGS

[illegible]

VOTES OF MEMBERS

[illegible]

[illegible]

POWERS OF DIRECTORS

[illegible]

DELEGATION OF DIRECTORS' POWERS

[illegible]

APPOINTMENT AND RETIREMENT OF DIRECTORS

73. (Omitted)

74. (Omitted)

75. (Omitted)

[illegible]

DISQUALIFICATION AND REMOVAL OF DIRECTORS

[illegible]

REMUNERATION OF DIRECTORS

[illegible]

DIRECTORS' EXPENSES

[illegible]

DIRECTORS' APPOINTMENTS AND INTERESTS

[illegible]

DIRECTORS' GRATUITIES AND PENSIONS

[illegible]

PROCEEDINGS OF DIRECTORS

[illegible]

SECRETARY

[illegible]

MINUTES

[illegible]

THE SEAL

[illegible]

[illegible]

DIVIDENDS

102. [illegible]

103. [illegible]

104. [illegible]

105. [illegible]

106. [illegible]

107. [illegible]

108. [illegible]

ACCOUNTS

109. [illegible]

CAPITALISATION OF PROFITS

110. [illegible]

(a) [illegible]

(b) [illegible]

(c) [illegible]

(d) [illegible]

NOTICES

111. [illegible]

112. [illegible]

113. [illegible]

114. [illegible]

115. [illegible]

116. [illegible]

WINDING UP

117. [illegible]

INDEMNITY

118. [illegible]

Q Chi-X Europe Limited


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 1651728

The Registrar of Companies for England and Wales hereby certifies that

INSTINET CHI-X LIMITED

having by special resolution changed its name, is now incorporated under the name of

CHI-X EUROPE LIMITED

Given at Companies House, London, the 20th July 2007


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House

— *for the record* —

THE COMPANIES ACTS 1985 TO 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

- of -

CHI-X EUROPE LIMITED



Macfarlanes LLP
20 Cursitor Street
London EC4A 1LT

CONTENTS

THE COMPANIES ACT 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

- of -

CHI-X EUROPE LIMITED

(adopted by written resolution passed on 2012)

1 The Company's articles of association

1.1 The Company's articles of association (the "**articles**") comprise:

1.1.1 the model articles of association for private companies contained in Schedule 1 to The Companies (Model Articles) Regulations 2008 ("**Model Articles**") as in force at the date of adoption of these Articles, subject as expressly excluded or modified by (or to the extent inconsistent with) the following articles; and

1.1.2 the following articles ("**these Articles**");

to the exclusion of all previous articles, including any regulations formerly known as Table A and any provisions incorporated from the Company's memorandum of association.

1.2 In these Articles, reference to a numbered Model Article is to the article with that number in the Model Articles and reference to a numbered Article is to the article with that number in these Articles.

2 Definitions and interpretation

2.1 In these Articles, terms defined in Model Article 1 have the same meanings when used in these Articles (except where the context otherwise requires) and the following words and expressions have the following meanings:

Act: the Companies Act 2006;

Conflict Situation: a situation in which a director has, or can have, a direct or indirect interest that conflicts, or may possibly conflict, with the interests of the Company, including in relation to the exploitation of any property, information or opportunity and regardless of whether the Company could take advantage of the property, information or opportunity itself, but excluding a situation which could not reasonably be regarded as likely to give rise to a conflict of interest;

Controlling Shareholder: the holder or holders, for the time being of more than one half in nominal value of the issued ordinary share capital of the Company (including, for the avoidance of doubt, any holder of the whole of the issued ordinary share capital of the Company); and

member: a shareholder.

2.2 Except as expressly provided otherwise in these Articles, or where expressly defined in Model Article 1, words or expressions contained in the Model Articles and in these Articles bear the same meaning as in the Act. The last paragraph of Model Article 1 (beginning "Unless the context otherwise requires") shall not apply.

2.3 In the Model Articles and in these Articles, except in Article 1.1 or as expressly provided otherwise in these Articles, any reference to any statute, statutory provision or subordinate legislation ("**Legislation**") includes a reference to that Legislation as from time to time amended or re-enacted (whether with or without modification).

2.4 For the purposes of the articles, "**clear days**" in relation to a period of notice excludes the day on which the notice is treated as given and the day of the meeting or other matter for which the notice is given and Model Article 41(5) shall apply as if the following words were deleted: "(that is, excluding the date of the adjourned meeting and the day on which the notice is given)–".

3 Company name

The name of the Company may be changed by:

3.1 special resolution of the members; or

3.2 otherwise in accordance with the Act.

4 Unanimous decisions of directors

4.1 Model Article 8(2) shall apply as if the words "copies of which have been signed by each eligible director" were deleted and replaced with the words "of which each eligible director has signed one or more copies".

4.2 References in Model Article 8 to eligible directors mean directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting excluding, in respect of the authorisation of a Conflict Situation, the director subject to that Conflict Situation. Model Article 8(3) shall not apply.

5 Quorum for directors' meetings

5.1 The quorum for directors' meetings may be fixed from time to time by a decision of the directors but, except as set out in Articles 5.2 and 5.3, it must never be less than two, and unless otherwise fixed it is two. Model Article 11(2) shall not apply.

5.2 At any time when there is only one director in office, the quorum for directors' meetings will be that one director (without prejudice to the powers of the sole director to take decisions without a meeting, as provided in Model Article 7(2)).

6 Chairman

The directors participating at a meeting of directors may appoint one of their number to act as Chairman. The Chairman shall not have a casting vote. Model Articles 12 and 13 shall not apply.

7 Conflicts of interest - Directors' authorisation, voting and counting in the quorum

7.1 If a Conflict Situation arises, the directors may authorise it for the purposes of section 175(4)(b) of the Act by a resolution of the directors made in accordance with that section and these Articles. At the time of the authorisation, or at any time afterwards, the directors may impose any limitations or conditions or grant the authority subject to such terms which (in each case) they consider appropriate and reasonable in all the circumstances. Any authorisation may be revoked or varied at any time at the discretion of the directors.

7.2 For the purposes of any directors' meeting (or part of a meeting) at which it is proposed to authorise a Conflict Situation in respect of one or more directors, if there is only one director in office other than the director or directors subject to the Conflict Situation, the quorum for such meeting (or part of a meeting) shall be that one director.

7.3 Except as otherwise specified in these Articles or the Companies Acts, and subject to any limitations, conditions or terms attaching to any authorisation given by the directors for the purposes of section 175(4)(b) of the Act, a director may vote on, and be counted in the quorum in relation to, any resolution relating to a matter in which:

7.3.1 he is in a Conflict Situation; and

7.3.2 he has, or can have a conflict of interest arising in relation to an existing or a proposed transaction or arrangement with the Company.

7.4 Model Article 14 shall not apply.

8 Appointing and removing directors

The Controlling Shareholder shall have the right at any time and from time to time to appoint one or more persons to be a director or directors of the Company. Any such appointment shall be effected by notice in writing to the Company, or to a meeting of its directors, including a meeting which until such appointment would not be quorate, by the Controlling Shareholder and the Controlling Shareholder may in like manner at any time and from time to time remove from office any director (whether or not appointed by it pursuant to this Article).

9 Termination of director's appointment

In addition to the circumstances set out in Model Article 18, a person also ceases to be a director if he is removed from office pursuant to Article 8.

10 Directors' remuneration and other benefits

10.1 A director may undertake any services for the Company that the directors decide.

10.2 A director is entitled to such remuneration as the directors decide:

10.2.1 for his services to the Company as director; and

10.2.2 for any other services which he undertakes for the Company.

10.3 Subject to the articles, a director's remuneration may:

10.3.1 take any form; and

10.3.2 include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

10.4 Unless the directors decide otherwise, no director is accountable to the Company for any remuneration or other benefit which he receives as a director or other officer or employee of, or for services provided to, any of the Company's subsidiary undertakings or of any parent undertaking of the Company from time to time or of any other body corporate in which the Company or any such parent undertaking is interested, including subsidiary undertakings of the parent undertaking of the Company.

10.5 Model Article 19 shall not apply.

11 Share capital

11.1 The share capital of the Company at the date of adoption of these Articles comprises ordinary shares of £1 each

11.2 No shares in the capital of the Company shall be issued with rights as regards voting, or the payment of dividends, or the return of capital which rank in priority to the ordinary shares in the Company, or which carry any right of redemption at the option of the holder. Model Article 22 shall not apply.

12 Payment for shares

12.1 No share shall be issued other than for a subscription price decided by the directors (subject to the Act).

12.2 If so decided by the directors, the subscription price need not be paid in full at the time of issue of a share, but any amount not paid at the time of issue shall be paid:

12.2.1 subject as the directors may decide prior to issue, on demand by the directors; or

12.2.2 on demand by a liquidator of the Company.

12.3 The Company may, if so decided by the directors, make arrangements on the issue of shares for a difference between shareholders in the amounts and times of payment of calls on their shares.

12.4 Model Article 21 shall not apply.

13 Joint holders of shares

13.1 Where two or more persons are registered as the holders of any share, they shall be deemed to hold the share as joint tenants with benefit of survivorship except that:

13.1.1 the maximum number of persons who may be registered as joint holders of any share is four; and

13.1.2 the joint holders of any share shall be liable, severally as well as jointly, in respect of all payments which are to be made in respect of such share.

13.2 Any one of joint holders may give valid receipts or waivers in respect of any dividend, bonus, return of capital or other money payable in respect of a share on behalf of all the joint holders and Model Article 35 shall apply subject to this Article.

13.3 Only the person whose name stands first in the register as one of the joint holders of any share shall be entitled to delivery of the certificate relating to such share (if that share is held in certificated form), or to receive documents and information from the Company in respect of that share. Any document or information given or made available to such person shall be deemed to be given or made available to all the joint holders.

13.4 Any one of the joint holders of any share for the time being conferring a right to vote may vote in respect of the share, or may appoint a proxy or representative to vote in respect of the share, as if he were the sole holder, provided that:

13.4.1 if, at a meeting, more than one of the joint holders, or their proxy or representative, seeks to vote in respect of the share, only the vote cast by the holder (or the proxy or representative of the holder) whose name stands first among them in the register in respect of that share shall be counted; and

13.4.2 on a written resolution, agreement may be signified by any of the joint holders and, once given, such agreement shall have effect notwithstanding any objection by any other joint holder.

13.5 Anything to be agreed, specified or done by a holder of a share may, in the case of a share held by more than one holder, be validly agreed, specified or done by any one of the joint holders of such share, subject as expressly provided in the articles.

14 Issue of new shares

14.1 The Company has the power to allot and issue shares in the capital of the Company and to grant rights to subscribe for, or to convert any security into, shares in the capital of the Company pursuant to those rights.

14.2 At any time when there is a single Controlling Shareholder, the directors may only exercise the power of the Company to allot shares or to grant rights to subscribe for, or to convert any security into, shares in favour of that Controlling Shareholder or some other person expressly approved by the Controlling Shareholder in writing. The powers of the directors pursuant to section 550 of the Act shall be limited accordingly.

14.3 The provisions of sections 561 and 562 of the Act shall not apply to the Company.

15 Transfer of shares

15.1 The directors shall register any transfer of shares made with the express written consent of the Controlling Shareholder.

15.2 Subject to Article 15.1, the directors may, in their absolute discretion, refuse to register the transfer of any share, and if they do so, the instrument of transfer must be returned to the transferee with the notice of refusal unless they suspect that the proposed transfer may be fraudulent. Model Article 26(5) shall not apply.

16 Procedure for declaring dividends

16.1 Except as otherwise provided by the rights attached to any shares from time to time, all dividends shall be paid to the holders of shares in proportion to the numbers of shares on which the dividend is paid held by them respectively.

16.2 Model Article 30(4) shall apply as if the words "the terms on which shares are issued" were deleted and replaced with the words "the rights attached to shares".

17 No interest on distributions

Model Article 32(a) shall apply as if the words "the terms on which the share was issued" were deleted and replaced with the words "the rights attached to the share".

18 Attendance and quorum at general meetings

18.1 Model Article 37(4) shall apply with the word "persons" substituted for the word "members".

18.2 Section 318 of the Act shall apply to determine the quorum required at a general meeting of the Company.

18.3 For the avoidance of doubt, if a quorum ceases to be present at a general meeting, no further business shall be transacted whilst the quorum is not present, but without prejudice to business transacted whilst the quorum was present or once the quorum returns.

19 Voting rights

19.1 On any resolution, whether at a meeting, on a poll or by written resolution, each member shall be entitled to one vote for every share held by him (subject as provided in the articles in respect of joint holders).

20 Communications

20.1 Subject as expressly provided in the articles, the company communications provisions (as defined in the Act) shall apply to any document or information authorised or required to be sent or supplied by the Company to any member or director or other person, or by any member or director or other person to the Company or by any member or director or other person to any other member or director or other person in each case for the purposes of the articles as they do to documents or information authorised or required to be sent or supplied by or to a company pursuant to the Companies Acts, subject as follows.

20.1.1 the provisions of section 1168 of the Act (Hard copy and electronic form and related expressions) shall apply as if the words "and the articles" were inserted after the words "the Companies Acts" in sections 1168(1) and 1168(7); and

20.1.2 section 1147 of the Act (Deemed delivery of documents and information) shall apply as if:

20.1.2.1 in section 1147(2) the words "or by airmail (whether in hard copy or electronic form) to an address outside the United Kingdom" were inserted after the words "in the United Kingdom" and the words "48 hours after its was posted" were replaced with the words "on the second working day after the date of posting where sent from the United Kingdom to an address in the United Kingdom by first class pre-paid inland post and on the fourth working day after the date of posting where sent by airmail";

20.1.2.2 in section 1147(3) the words "48 hours after it was sent" were deleted and replaced with the words "when sent, notwithstanding that the Company may be aware of the failure in delivery of such document or information."; and

20.1.2.3 section 1147(5) were replaced with the following:

"Where the document or information is sent or supplied by hand (whether in hard copy or electronic form) and the Company is able to show that it was properly addressed and sent at the cost of the Company, it is deemed to have been received by the intended recipient when delivered to the relevant address."; and

20.1.3 proof that a document or information sent by electronic means was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the document or information was properly addressed as required by section 1147(3) of the Act and that the document or information was sent or supplied.

20.2 Notice of a meeting of directors may be given to a director orally, or in any manner in which he has indicated he is willing to receive such notice.

20.3 Model Article 48 shall not apply.

21 Company seals

Model Article 49(4)(b) shall not apply.

22 Indemnities, insurance and funding of defence proceedings

22.1 This Article 23 shall have effect, and any indemnity provided by or pursuant to it shall apply, only to the extent permitted by, and subject to the restrictions of, the Act. It does not allow for or provide (to any extent) an indemnity which is more extensive than is permitted by the Act and any such indemnity is limited accordingly. This Article 23 is also without prejudice to any indemnity to which any person may otherwise be entitled.

22.2 The Company may indemnify every person who is a director or other officer (other than an auditor) of the Company out of the assets of the Company from and against any loss, liability or expense incurred by him or them in relation to the Company.

22.3 The Company may indemnify any person who is a director of a company that is a trustee of an occupational pension scheme (as defined in section 235(6) of the Act) out of the assets of the Company from and against any loss, liability or expense incurred by him or them in connection with such company's activities as trustee of the scheme.

22.4 The directors may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a director or other officer of the Company or of any associated company (as defined in section 256 of the Act) of the Company or a trustee of any pension fund or employee benefits trust for the benefit of any employee of the Company or of any associated company.

22.5 The directors may, subject to the provisions of the Act, exercise the powers conferred on them by sections 205 and 206 of the Act to:

22.5.1 provide funds to meet expenditure incurred or to be incurred in defending any proceedings, investigation or action referred to in those sections or in connection with an application for relief referred to in section 205; or

22.5.2 take any action to enable such expenditure not to be incurred.

22.6 Model Articles 52 and 53 shall not apply.

23 Limited liability

The liability of the members of the Company is limited to the amount for the time being (if any) unpaid of the shares held by them.

Registered No. 01651728

The Companies Acts 1985 and 1989

PRIVATE COMPANY LIMITED BY SHARES

Memorandum of Association

(as amended by resolution in writing passed on 17 December 2007)

- of -

CHI-X EUROPE LIMITED

1 The name of the company is "CHI-X EUROPE LIMITED"*.

2 The registered office of the Company will be in England and Wales.

3** The objects for which the Company is established are:

3.1 (a) To carry on the business of a Broker Dealer as a Limited Corporate Member of The Stock Exchange and as ancillary thereto to do all or any of the things and matters hereinafter specified.

(b) To supply services, information and assistance to providers or users of information and order-processing networks useful in or in connection with the Company's business.

(c) To carry on any other trade or business which may be capable of being conveniently carried on in connection with the objects specified in sub-clause (a) hereof or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(d) To act as the holding and co-ordinating company of the group of companies of which the Company may from time to time be the holding company.

3.2 To form, promote, subsidise and assist companies, syndicates or other bodies of all kinds and to issue, place, underwrite or guarantee the subscription of, subscribe for, acquire or sell any shares, stocks, bonds, options, debentures, debenture stock or other capital or securities or obligations of any such companies, syndicates or other bodies, or to pay commission to and remunerate any person or company for services rendered in issuing, placing, underwriting, guaranteeing, subscribing, acquiring or selling as aforesaid.

3.3 To enter into, carry on and participate in financial transactions and operations of all kinds and to take any steps which may be considered expedient for carrying into effect such transactions and operations.

3.4 To invest or deal with any of the monies of the Company not immediately required for its operations in such manner with or without security and whether at home or abroad as the Company may think fit.

* Incorporated as de Zoete & Bevan (Financial Futures) Limited on 15 July 1982. Name changed to Thamesway Investment Services Limited on 8 September 1987, to Instinet Investment Services Limited on 1 January 1985, to Instinet Chi-X Limited on 21 March 2006 and to Chi-X Europe Limited on 20 July 2007.

** Clause 3 adopted by written resolution passed on 15 May 2006.

3.5 To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, reciprocal concessions or otherwise with any person, firm, company or other body of any kind for the purpose of carrying on business from which the Company would or might derive any benefit whether direct or indirect.

3.6 To purchase or otherwise acquire and undertake all or any part of the business, property, liabilities and transactions of any person, firm, company or other body of any kind, and to establish or promote or join in the establishment or promotion of any other company whose objects shall include the objects of the Company or the promotion of which shall be calculated to advance its interests and to acquire and hold any shares, securities or obligations of any such company.

3.7 To purchase or otherwise acquire any patents, *brevets d'invention*, licences, concessions, copyrights, trade marks, designs, rights of agency or distributorship and the like, conferring any exclusive or non-exclusive or limited right, or any secret or other information as to any state of affairs, individual, firm, company or other body, or invention, process development or the like which may seem to the Company capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, to use, exercise, develop, grant licences in respect of or otherwise turn to account any of the same and with a view to the working and development of the same to carry on any business whatsoever which the Company may think calculated directly or indirectly to achieve these objects and to apply for, registered or by other means protect, prolong and renew whether in the United Kingdom or elsewhere any of the same.

3.8 To purchase, take on lease or in exchange, hire or otherwise acquire and hold for any estate or interest and manage any lands, buildings, servitudes, easements, rights, privileges, concessions, machinery, plant, stock-in-trade and any heritable or moveable real or personal property of any kind.

3.9 To develop, work, improve, manage, lease, mortgage, charge, pledge, turn to account or otherwise deal with all or any part of the property of the Company, to surrender or accept surrender of any lease or tenancy or rights, and to sell the property, business or undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for cash or shares, debentures or securities of any other company.

3.10 To construct, erect, maintain, alter, replace or remove any buildings, works, offices, erections, plant, machinery, tools, or equipment as may seem desirable for any of the businesses or in the interests of the Company, and to manufacture, buy, sell and generally deal in any plant, tools, machinery, goods or things of any description which may be conveniently dealt with in connection with any of the Company's objects.

3.11 To manage and conduct the affairs of any companies, firms and persons carrying on business of any kind whatsoever, and in any part of the world.

3.12 To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and, if the Company thinks fit, charged upon all or any of the Company's property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance.

3.13 To guarantee or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights present and future and uncalled capital of the Company or by both such methods or by any other means whatsoever, the liabilities and obligations of and the payment of any monies whatsoever by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary (both as defined by section 736 of the Companies Act 1985) of the Company or of the Company's holding company or is controlled by the same person or persons as control the Company or is otherwise associated with the Company in its business.

3.14 To grant indemnities of every description and to undertake obligations of every description.

3.15 To make, draw, accept, indorse and negotiate bills of exchange or other negotiable instruments and to receive money on deposit or loan.

3.16 To pay all or any expenses incurred in connection with the formation and promotion and incorporation of the Company and to pay commission to and remunerate any person or company for services rendered in underwriting or placing, or assisting to underwrite or place, any of the shares in the Company's capital or any debentures or other security of the Company, or in or about the formation or promotion of the Company or the conduct of its business.

3.17 To pay for any property or rights acquired by the Company or to remunerate any person, firm or company rendering services to the Company either in cash or in kind or fully paid-up shares with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another and generally on such terms as may be determined but so that any shares shall be issued only if they are fully paid or credited as fully paid on or before allotment.

3.18 To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Company, either in cash, by instalments or otherwise, or in fully paid-up shares of any company or corporation, with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise, or in debentures or mortgage debentures or debenture stock, mortgages or other securities or any company or corporation, or partly in one mode and partly in another, and generally on such terms as the Company may determine.

3.19 To make loans or give credit on such terms as may seem expedient with or without security to such persons, firms, companies, syndicates or other bodies of all kinds and in such cases (and in the case of loans either of cash or of other assets) as the Company may think fit.

3.20 To distribute among the members in specie any property of the Company or any proceeds of sale, disposal or realisation of any property of the Company but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

3.21 To amalgamate with any other company whose objects are or include objects similar to those of the Company and on any terms whatsoever.

3.22 To procure the Company to be registered or recognised in any country or place abroad.

3.23 To obtain any order or Act of Parliament or of any authority or agency existing from time to time by virtue of statutory powers in this country or in any other State for enabling the Company to carry any of its objects into effect, or for effecting any modifications of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceeding or application which may seem calculated, directly or indirectly, to prejudice the Company's interests.

3.24 To enter into any arrangements with any government or with any authority or agency existing from time to time by virtue of statutory powers, as may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise and comply with any such charters, orders, rights, privileges and concessions.

3.25 To appoint any person or persons, firm or firms, company or companies to be the attorney or agent of the Company and to act as agents, managers, secretaries, contractors or in similar capacity.

3.26 To establish and maintain or procure the establishment and maintenance of contributory or non-contributory pension or superannuation funds for the benefit of the persons referred to below, to grant emoluments, pensions, allowances, donations, gratuities and bonuses to such persons and to make payments for or towards insurance on the life or lives of such persons; to establish, subsidise, subscribe to or otherwise support any institution, association, society, club, other establishment or fund, the support of which may, in the opinion of the Company, be calculated directly or indirectly to benefit the Company or any such persons, or which may be connected with any place where the Company carries on business; to institute and maintain any profit-sharing scheme calculated to advance the interests of the Company or such persons; the said persons are any persons who are or were at any time in the employment or service of the Company or its predecessor in business or of any company which is or has been the holding company or a subsidiary (both as defined by section 736 Companies Act 1985) of the Company or of the Company's holding company or who are or were at any time directors or officers of the Company or of such other company as aforesaid, and the spouses, widows, widowers, families or dependents of any such persons.

3.27 To subscribe or guarantee money for or organise or assist any charitable, benevolent, public, general, political or useful object or for any exhibition or for any persons which or who may be considered likely directly or indirectly to further the objects of the Company or the interests of its shareholders.

3.28 To take, make, execute, enter into, commence, carry on, prosecute or defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements and schemes, and to do all other acts, matters and things which shall at any time appear conducive to or expedient for the advantage or protection of the Company.

3.29 To do all or any of the above things in any part of the world and either as principals, agents, contractors, trustees, or otherwise, and either alone or in conjunction with others.

3.30 To do all such acts or things as are incidental or conducive to the attainment of the above objects or any of them.

It is hereby declared that:

(a) the word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere, and whether now existing or hereafter to be formed; and

(b) the objects set forth in each sub-clause of this Clause shall not be restrictively construed but the widest interpretation shall be given thereto and they shall not, except where the context expressly so requires, be in any way limited or restricted by application of the *ejusdem generis* rule or by reference to or inference from any other object or objects set forth in such sub-clause or from the terms of any other sub-clause or by the name of the Company; none of such sub-clauses or the object or objects therein specified or the powers thereby conferred shall be deemed subsidiary or ancillary to the objects or powers mentioned in any other sub-clause, but the Company shall have full power to exercise all or any of the objects conferred by and provided in each of the said sub-clauses as if each sub-clause contained the objects of a separate company.

4 The liability of the members is limited.

5 The share capital of the Company is £43,697,442 divided into 11,697,442 Class A Shares, 30,000,000 Class B Shares and 2,000,000 Class C Shares of £1 each.***

*** Authorised share capital increased by written resolution passed on 17 December 2007.

We, the several persons whose name and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBCRIBERS	No. of Shares taken by each Subscriber
P. F. J. RENDELL 25, FINSBURY CIRCUS LONDON, EC2M 7EE. STOCKBROKER	ONE
D.C.CULHANE 25, FINSBURY CIRCUS LONDON, EC2M 7EE. STOCKBROKER	ONE

DATED this 25th day of May 1982

WITNESS to the above Signatures:-

George Herbert Davis,

25, Finsbury Circus,

London, EC2M 7EE.

Stockbroker

R Bats ETF.com, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS ETF.COM, INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF MARCH, A.D. 2016, AT 6:54 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


Jeffrey W. Bullock, Secretary of State



6001013 8100
SR# 20161922350

Authentication: 202056260
Date: 03-29-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:54 PM 03/28/2016
FILED 06:54 PM 03/28/2016
SR 20161922350 - File Number 6001013

CERTIFICATE OF INCORPORATION

OF

BATS ETF.COM, INC.

FIRST: The name of the corporation is Bats ETF.com, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("**Delaware Law**") as the same exists or may hereafter be amended.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator of the Corporation is:

Name	Mailing Address
Greg Steinberg	Bats Global Markets, Inc. 8050 Marshall Drive, Suite 120 Lenexa, Kansas 66214

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted under Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation on this 28th day of March, 2016.



Greg Steinberg
Incorporator

BYLAWS

OF

BATS ETF.COM, INC.

(a Delaware corporation)

ARTICLE I.

OFFICES

1.1. Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.2. Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware may be, but need not be, identical with the principal office in the State of Delaware, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE II.

STOCKHOLDERS

2.1. Annual Meeting. The annual meeting of the stockholders for the purposes of electing directors and for the transaction of such other business as may come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

2.2. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors or the President or the Secretary or by the person, or in the manner, designated by the Board of Directors.

2.3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders called by the Board of Directors.

2.4. Notice of Meeting. Written notice stating the place, if any, day and hour of the meeting of stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each stockholder of record entitled to vote at such meeting not less than ten (10) days (unless a longer period is required by law or the articles of incorporation) not more than sixty (60) days before the date of the meeting.

2.5. Adjournment. Any meeting of stockholders may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. No notice of an adjournment need be given if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting are announced at the meeting at which an adjournment is taken, unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each stockholder. Unless a new record date for the adjourned meeting is fixed, the determination of stockholders of record entitled to notice or to vote at the meeting at which adjournment is taken shall apply to the adjourned meeting.

2.6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed, the record date for determining:

(a) stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice if waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) stockholders entitled to express consent to a corporate action in writing without meeting shall be the day on which the first written consent is expressed; or

(c) stockholders for any other purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.7. Voting Records. The officer having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of stockholders, make a complete record of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open to the examination of any stockholders, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held as specified in the notice of the meeting or at the place of the meeting. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholders present. The original stock transfer books shall be the only evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

2.8. Quorum; Voting. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, but in no event shall less than one-third of the shares entitled to vote constitute a quorum. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the corporation held by such stockholder. Any share of capital stock held by the corporation shall have no voting rights. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, in all matters other than the election of directors, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Though less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares represented at a meeting which initially had a quorum may adjourn the meeting from time to time without further notice.

2.9. Conduct of Meeting. The President or, in the President's absence, a Vice President in the order provided under Section 4.6 or, in their absence, any person chosen by the stockholders present, shall call the meeting of the stockholders to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the stockholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.10. Proxies. At all meetings of stockholders, a stockholder entitled to vote may vote in person, by proxy, appointed in writing by the stockholder, or by the stockholder's duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. Unless otherwise provided in the proxy and supported by sufficient interest, a proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary or the acting secretary, or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed a proxy shall not of itself constitute a revocation. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy. The Board of Directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxies.

2.11. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in the name of another corporation may be voted either in person or by proxy, by the president of such corporation or any other officer appointed by such president. A proxy executed by any principal officer of such other corporation or assistant thereto shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, of the designation of some other person by the board of directors or the bylaws of such other corporation.

(b) Legal Representatives and Fiduciaries. Shares held by any administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors may be voted by a duly executed proxy, without a transfer of such shares to his or her name. Shares standing in the name of a fiduciary may be voted by the fiduciary, either in person or by proxy. A proxy executed by a fiduciary, shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, that such manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer of the shares the pledgor has expressly authorized the pledgee to vote the shares and thereafter the pledgee, or his or her proxy, shall be entitled to vote the shares so transferred.

(d) Treasury Stock and Subsidiaries. Neither treasury shares, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares entitled to vote, but shares of its own issue held by its corporation in a fiduciary capacity, or held by such other corporation in a fiduciary capacity, may be voted and shall be counted in determining the total number of outstanding shares entitled to vote.

(e) Joint Holders. Shares of record in the names of two or more persons or shares to which two or more persons have the same fiduciary relationship, unless the Secretary of the corporation is given notice otherwise and furnished with a copy of the instrument creating the relationship, may be voted as follows: (i) if voted by an individual, the individual's vote binds all holders; or (ii) if voted by more than one holder, the majority vote binds all, unless the vote is evenly split in which case the shares may be voted proportionately, or according to the ownership interest as shown in the instrument filed with the Secretary of the corporation.

2.12. Waiver of Notice by Stockholders. Whenever any notice is required to be given to any stockholder of the corporation under the certificate of incorporation or bylaws or any provision of the Delaware General Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the stockholder entitled to such notice, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends for the express purpose of objecting to the transaction of any business. Neither the business nor the purpose of any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in the waiver.

2.13. Stockholders Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at a meeting of the stockholders, may be taken without a meeting, prior notice or vote, if a consent in writing, setting forth the action so taken, shall be signed by the number of stockholders required to authorize such action at a meeting. If the action is authorized by less than unanimous consent, notice of the action shall be given to nonconsenting stockholders.

ARTICLE III.

BOARD OF DIRECTORS

3.1. General Powers; Number; Election. The business and affairs of the corporation shall be managed by its Board of Directors. The number of directors of the corporation shall be two (2) or such other specific number as may be designated from time to time by resolution of the Board of Directors. Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

3.2. Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders and until his or her successor shall have been qualified and elected, or until his or her prior death, resignation or removal. Any director or the entire Board of Directors may be removed from office, with or without cause, at any time by affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director, taken at a meeting of stockholders called for that purpose. A director may resign at any time by filing his or her written resignation with the Secretary of the corporation. Directors need not be residents of the State of Delaware or stockholders of the corporation.

3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after the annual meeting of stockholders, and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of stockholders which precedes it, or such other suitable place as may be announced at such meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

3.4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, Secretary or Treasurer. The President or Secretary calling any special meeting of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them, and if no other place is fixed the place of the meeting shall be the registered office of the corporation in the State of Delaware.

3.5. Notice; Waiver. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.3) shall be given to each director not less than twenty-four (24) hours prior to the meeting by giving oral, telephone or written notice to a director in person, or by facsimile, e-mail or other electronic means, or not less than three (3) days prior to a meeting by delivering or mailing notice to the business address or such other address as a director shall have designated in writing and filed with the Secretary. Whenever any notice is required to be given to any director of the corporation under the certificate of incorporation or bylaws or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.6. Quorum. Except as otherwise provided by law or by the certificate of incorporation or these bylaws, a majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but in no event shall less than one-third of the directors constitute a quorum. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

3.7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or by the certificate of incorporation or these bylaws.

3.8. Conduct of Meetings. The President, or, in the President's absence a Vice President in the order provided under Section 4.6, or, in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any Assistant Secretary or any director or other person present to act as secretary of the meeting.

3.9. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors; provided, that in case of a vacancy created by the removal of a director by vote of the stockholders, the stockholders shall have the right to fill such vacancy at the same meeting or any adjournment thereof.

3.10. Compensation. The Board of Directors, by affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors or a committee thereof of which the director is a member at which action on any corporate matter is taken unless the director's dissent shall be entered in the minutes of the meeting or unless the director shall file a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.12. Committees. The Board of Directors by resolution adopted by the affirmative vote of a majority of the directors may designate one or more committees, each committee to consist of one or more directors elected by the Board of Directors, which to the extent provided in said resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

3.13. Unanimous Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission setting forth the action so taken, and the writing or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

3.14. Telephonic Meetings. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

ARTICLE IV.

OFFICERS

4.1. Number. The principal officers of the corporation shall be a President, or any number of Vice Presidents, and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

4.2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his or her successor shall have been duly elected or until his or her prior death, resignation or removal. Any officer may resign at any time upon written notice to the corporation. Failure to elect officers shall not dissolve or otherwise affect the corporation.

4.3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights.

4.4. Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

4.5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall, in general, supervise and control all of the business and affairs of the corporations. The President shall, when present, preside at all meetings of the stockholders and of the Board of Directors. The President shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as the President shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. The President shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments, of every conceivable kind and character whatsoever, necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, the President may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in the President's place and stead. In general the President shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6. The Vice President. In the absence of the President or in the event of his or her death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President, if one is elected, (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his or her authority to act in the stead of the President.

4.7. The Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders and of the Board of Directors in one or more books provided for the purpose; (b) attest instruments to be filed with the Secretary of State; (c) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (d) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (e) keep or arrange for the keeping of a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (f) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors.

4.8. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.3; and (c) in general perform all of the duties incident to the office of

Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.9. Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize, if any. The Assistant Secretaries may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of the duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

4.10. Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint any person to act as assistant to any officer, or as agent for the corporation in his or her stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors shall have the power to perform all the duties of the office to which such person is so appointed to be an assistant, or as to which such person is so appointed to act, excerpt as such power may be otherwise defined or restricted by the Board of Directors.

4.11. Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that the officer is also a director of the corporation.

ARTICLE V.

CONTRACTS, LOAN, CHECKS AND DEPOSITS; SPECIAL CORPORATE ACTS

5.1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of an on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

5.2. Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

5.3. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

5.4. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if the President is present, or in the President's absence, by a Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in the President's absence, of a Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by its corporation the same as such shares or other securities might be voted by this corporation.

ARTICLE VI.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or Treasurer or Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in Section 6.6.

6.2. Facsimile Signatures and Seal. The seal of the corporation on any certificates for shares may be a facsimile. The signature of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

6.3. Signature by Former Officers. In case any officer, who has signed or whose facsimile signature has been placed upon any certificate for shares, shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer at the date of its issue.

6.4. Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged by such duty. The corporation may require reasonable assurance that said endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of Directors. Where a transfer of shares is made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the shares are presented, both the transferor and the transferee so request.

6.5. Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares. Otherwise the restriction is invalid except against those with actual knowledge of the restrictions.

6.6. Lost, Destroyed or Stolen Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the person requesting such new certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.7. Consideration for Shares. The shares of the corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors, consistent with the laws of the State of Delaware.

6.8. Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the statutes of the State of Delaware as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the corporation.

ARTICLE VII.

GENERAL PROVISIONS

7.1. Seal. The Board of Directors may, at their discretion, provide a corporate seal in an appropriate form.

7.2. Fiscal Year. The fiscal year of the corporation shall begin on the first day of January and end on the last day of December in each year.

7.3. Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the corporation shall be signed, endorsed or accepted in the name of the corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

7.4. Dividends. Subject to applicable law and the certificate of incorporation, dividends upon the shares of capital stock of the corporation may be declared by the Board of Directors ay any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of the corporation's capital stock, unless otherwise provided by applicable law or the certificate of incorporation.

ARTICLE VIII.

AMENDMENTS

8.1. By Stockholders. These bylaws may be adopted, amended or repealed and new bylaws may be adopted by the stockholders entitled to vote at the stockholders' annual meeting without prior notice or any other meeting provided the amendment under consideration has been set forth in the notice of meeting, by affirmative vote of net less than a majority of the shares present or represented at any meeting at which a quorum is in attendance.

8.2. By Directors. These bylaws may be adopted, amended or repealed by the Board of Directors as provided in the certificate of incorporation by the affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; but no bylaw adopted by the stockholders shall be amended or repealed by the Board of Directors if the bylaws so provide.

S INDEXPUBS S.A.

[EXECUTION VERSION]

FIFTH AMENDED AND RESTATED OPERATING AGREEMENT

OF

INDEXUNIVERSE LLC (FORMERLY INDEX PUBLICATIONS LLC)

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FIFTH AMENDED AND RESTATED OPERATING AGREEMENT

OF

INDEXUNIVERSE LLC

THIS FIFTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT ("Agreement") of INDEXUNIVERSE LLC, a Delaware limited liability company (the "Company"), is entered into as of July 23, 2013, by and among James C. Wiandt (the "Founding Member") and those Persons executing this Agreement and listed on attached Schedule A (collectively, the "Members"). The Founding Member organized the Company in accordance with the terms of the Original Agreement and the provisions of the Delaware Limited Liability Company Act (the "Act"), in order to engage in publishing financial publications, sponsoring meetings and for all other lawful purposes. The original Limited Liability Company Operating Agreement was entered into on June 27, 2003, and amended and restated on September 23, 2008, and again on December 17, 2010, and again on March 8, 2011 (the "Original Agreement").

WHEREAS, the Members desire to continue to operate the Company as a limited liability company under the Act for the purposes set forth herein;

WHEREAS, the Members are entering into this Agreement to govern the Company; and

WHEREAS, the Members are amending and restating the Original Agreement of the Company for the purpose of admitting Additional Members as reflected on amended Schedule A hereto, restructuring the capital ownership of the Company and other purposes.

NOW THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.1 Definitions. Unless the context otherwise requires, the terms defined in this Article I shall, for the purposes of this Agreement, have the meanings herein specified.

"Act" means the Delaware Limited Liability Company Act (the "Act"), as amended from time to time.

"Affiliate" means with respect to a Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, the specified Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership of voting securities, by contract or otherwise. Ownership of more than fifty percent (50%) of the beneficial interests of an entity shall be conclusive evidence that control exists.

"Agreement" means this Operating Agreement, as amended, modified, supplemented or restated from time to time.

"Bendigo" means Bendigo Holdings IV LLC, a Delaware limited liability company.

"Board of Managers" means as defined in Section 6.1.

"Business" means as defined in Section 3.1(a).

"Capital Account" means, with respect to any Member, the capital account maintained for such Member in accordance with the provisions of Article IV hereof.

"Capital Contribution" means, with respect to any Member, the aggregate amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company pursuant to Article IV hereof with respect to such Member's Units.

"Certificate" means the Certificate of Formation of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Secretary of State of the State of Delaware pursuant to the Act.

"Charter" means Charter Financial Publishing Network.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the date of this Agreement.

"Confidential Information" means data and information relating to the Company (which does not rise to the level of a Trade Secret) and which has material value to the Company and is not generally known to its competitors. Confidential Information does not include any data or information that has been voluntarily disclosed to the public by the Company or that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means.

"Covered Person" means a Member; any Affiliate of a Member; a member of the Board of Managers; any officers, directors, shareholders, partners, employees, representatives or agents of a Member, any employee or agent of the Company or its Affiliates; any Tax Matters Representative of the Company; or an officer of the Company that is not an employee.

"CS" means Credit Suisse First Boston Next Fund, Inc., a Delaware corporation.

"Current Operating Expenditures" means the expenditures of the Company for each Fiscal Year, or part thereof, arising from the ordinary course of the Company's business, including, but not limited to, the following:

(a) general operating expenses including, but not limited to, management, legal, accounting and other professional fees, wages, salaries and other compensation in connection with its business operations, monies expended to comply with and perform contractual and other obligations, and any other expenses expended on behalf of the Company in relation to its general administrative and management needs;

(b) payments of principal and interest upon any indebtedness of the Company (whether third-party indebtedness or loans made by Members to the Company pursuant to this Agreement);

(c) any other cash expended by the Company for business operations; and

(d) the establishment of appropriate reserves by the Board of Managers for debt service, to provide working capital or any other contingency of the Company.

"Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Fiscal Year or other period; provided, however, that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to such beginning adjusted tax basis; and provided further, that if the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

"EBITDA" means, for any fiscal period, the Company's consolidated net income plus (1) interest expense, (2) provision for income taxes, (3) depreciation expense and (4) amortization expense, with each such item computed in accordance with generally accepted accounting principles.

"Fiscal Year" means (i) the period commencing upon the formation of the Company and ending on December 31, 2003 and (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31.

"Gross Asset Value" means, with respect to any asset, such asset's adjusted basis for federal income tax purposes, except as follows:

(a) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as agreed to by the contributing Member and the Board of Managers;

(b) the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to Clause (i) and Clause (ii) of this sentence shall be made only if the Board of Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) the Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by the Board of Managers; and

(d) the Gross Asset Values of Company assets shall be adjusted to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph (a) or Paragraph (b) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Gross Revenue" means the gross revenue of the Company for each Fiscal Year, or part thereof, arising from the ordinary course of the Company's business. Gross revenue shall not include Capital Contributions or, unless otherwise agreed by the Board of Managers, any loan proceeds received by the Company.

"Member" means any Person executing this Agreement and any Person admitted as an Additional Member or a Substitute Member pursuant to the provisions of this Agreement, in such Person's capacity as a Member of the Company, and "Members" means two (2) or more of such Persons when acting in their capacities as Members of the Company.

"Net Cash Flow" means, for each calendar month, Fiscal Year or other period of the Company for which it must be determined, the Gross Revenue of the Company from all sources other than Capital Contributions, less Current Operating Expenditures.

"Option" means an option to buy Units issued to a service provider of the Company in accordance with the 2011 Index Publications LLC Incentive Compensation Plan.

"Percentage Interest" means a Member's Percentage Interest as described in Schedule A, as amended from time to time. A Member's Percentage Interest shall equal the number of Units held by such Member divided by the number of Units outstanding.

"Permanently Disabled" means as defined in Section 22(e)(3) of the Code.

"Person" includes any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

"Profits" or "Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Section 703(a) of the

Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code), with the following adjustments:

(a) any income of the Company exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss;

(c) in the event the Gross Asset Value of any Company asset is adjusted in accordance with Paragraph (b) or Paragraph (c) of the definition of "Gross Asset Value" above, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of "Depreciation" above; and

(f) notwithstanding any other provisions of this definition, any items which are specially allocated pursuant to Section 9.2 hereof shall not be taken into account in computing Profits or Losses.

"Property" means all of the assets and property now owned or hereafter acquired by the Company.

"Rodber" means Rodber Investments, Ltd., incorporated in the Bailiwick of Jersey with company registration number 109732.

"Subsidiaries" means any Person which is not an individual in which the Company owns, directly or indirectly, more than fifty percent (50%) of the equity interests.

"Substitute Member" means a Person who is admitted to the Company as a Member pursuant to a transfer from an existing Member pursuant to Section 7.1 or 7.2 hereof. Each Substitute Member shall thereafter be named as a "Member" on an amended Schedule A to this Agreement.

"Tax Matters Representative" has the meaning set forth in Article XI hereof.

"Trade Secrets" means information relating to the Company, without regard to form, including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, products, devices, methods, techniques, drawings, blueprints, processes, financial data, financial plans, product plans or lists of actual or potential customers or suppliers which is not commonly known by or available to the public and which (a) derives economic value, actual or potential, from not being known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Trade Secrets do not include any data or information that has been voluntarily disclosed to the public by the Company or that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means.

"Transfer" means any transfer, assignment, sale, conveyance, hypothecation, license, lease, partition, pledge or grant of a security interest in a Member's Units in the Company, and includes any "involuntary transfer" such as a sale of any part of the Units therein in connection with any bankruptcy or similar insolvency proceedings, or a divorce or other marital settlement involving any Member, or any other disposition or encumbrance of a Member's Units. For purposes of this Agreement, any transfer, exchange or series of transfers (or exchanges), directly or indirectly, of the stock, partnership, member or other ownership interests of any Member that is a business organization or an entity (or any combination of such transfers or exchanges, whether direct or in connection with a merger, acquisition, sale, or similar reorganization or transaction, including issues of new stock or other ownership interests, or the exercise of options, warrants, debentures or other convertible instruments, or a redemption of other interests in the Member, and any similar transactions involving the stock or other ownership interests of such Member), the effect of which is that the Persons who owned at least fifty-one percent (51%) of the outstanding stock or other ownership interests in such Member at the time this Agreement is signed, no longer own at least fifty-one (51%) of such stock or other ownership interests, then a Transfer shall also be deemed to have occurred with regard to the Units owned by such Member.

"Treasury Regulations" means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Units" means units representing an ownership interest in the Company.

"Unrecovered Capital" means the aggregate Capital Contributions of a Member reduced by any distributions in excess of the aggregate Profits allocated to such Member.

ARTICLE II

FORMATION AND TERM

Section 2.1 Formation.

(a) The Members hereby agree to continue the Company as a limited liability company pursuant to the provisions of the Act, and agree that the rights, duties and liabilities of the Members shall be as provided in the Act, except as otherwise provided herein. The Members have previously filed the Certificate.

(b) The name and mailing address of each Member and the number of Units owned by such Members through the date of this Agreement is listed on Schedule A attached hereto. The Board of Managers shall update Schedule A, from time to time, as may be necessary to accurately reflect the information therein. Any amendment or revision to Schedule A made in accordance with this Agreement shall not be deemed an amendment to this Agreement. Any reference in this Agreement to Schedule A shall be deemed to be a reference to Schedule A, as amended and in effect from time to time.

Section 2.2 Name. The business and affairs of the Company shall be conducted under the name "Index Publications LLC" and such name shall be used at all times in connection with the Company's business and affairs, except to the extent the Board of Managers agrees to the use by the Company of assumed names or other trade names or fictitious names. The Company's officers shall execute such assumed or fictitious name certificates as may be desirable or required by law to be filed in connection with the formation of the Company and shall cause such certificates to be filed in all appropriate public records.

Section 2.3 Term. The term of the Company commenced on the date the Certificate was filed and shall continue perpetually, unless the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.4 Registered Agent and Office. The Company's registered agent and office in Delaware shall be 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle. At any time, the Board of Managers may designate another registered agent and/or registered office.

Section 2.5 Principal Place of Business. The principal place of business of the Company shall be 545 N. McDonough Street, Suite 214, Decatur, GA 30030. At any time, the Board of Managers may change the location of the Company's principal place of business.

Section 2.6 Qualification in Other Jurisdictions. The Board of Managers shall cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company transacts business. The officers of the Company shall execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

ARTICLE III

PURPOSE AND POWERS OF THE COMPANY

Section 3.1 Purpose.

(a) The purpose of the Company is to conduct any lawful business in any state or foreign country in which the Company is authorized to do business, and the carrying on of all activities necessary or incidental to the foregoing purposes (the "Business").

(b) In no event shall this Agreement be held or construed to imply the existence of a general partnership or joint venture among the Members with regard to matters, trades or businesses or enterprises outside the scope of this Company, and no Member shall have any power or authority under this Agreement to act as the agent or representative of the Company or any other Member with regard to any matter beyond the scope of this Company.

Section 3.2 Powers of the Company. The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purpose set forth in Section 3.1, including, but not limited to, the power:

(a) to conduct the business of the Company, carry on its operations and have and exercise the powers granted to a limited liability company by the Act in any state, territory, district or possession of the United States, or in any foreign country that may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(b) to acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, pledge, mortgage, transfer, demolish or dispose of any real or personal property (including the Property) that may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(c) to enter into, perform and carry out contracts of any kind, including contracts with any Member or Affiliate thereof, necessary to the accomplishment of the purpose of the Company;

(d) to sue and be sued, make claims and defend, and participate in administrative or other proceedings, in its name;

(e) to appoint employees and agents of the Company, and define their duties and fix their compensation including without limitation the designation of bonus and Unit option plans;

(f) subject to the provisions of Article XII, to indemnify certain Persons in accordance with the Act and to obtain any and all types of insurance;

(g) to borrow money and issue evidences of indebtedness, including loans from any Member or Affiliate thereof, and to secure any of the same by a mortgage, pledge or other lien on the assets of the Company;

(h) to pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any and all other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities; and

(i) to make, execute, acknowledge and file any and all documents or instruments necessary, convenient or incidental to the accomplishment of the purpose of the Company.

Section 3.3 Title to Company Property. Except as otherwise set forth herein, legal title to the Property and all other Company property and assets shall be taken and at all times held in the name of the Company.

ARTICLE IV

CAPITAL CONTRIBUTIONS, MEMBER INTERESTS,

CAPITAL ACCOUNTS AND FUTURE CAPITAL REQUIREMENTS

Section 4.1 Capital Contributions.

(a) As of the date hereof, the Members have made Capital Contributions to the Company in the amounts set forth on Schedule A hereto. Each Member shall initially have the Percentage Interest and the number of Units set forth on Schedule A hereto. In the event that the Board of Managers admits Additional Members, such Additional Members shall make Capital Contributions as determined by the Board of Managers at its sole discretion.

Section 4.2 Member's Units. A Member's Units shall for all purposes be personal property. A Member has no interest in specific Company property, unless and until distributed to such Member.

Section 4.3 Status of Capital Contributions.

(a) Except as otherwise provided in this Agreement, no Member, or the successor or assign of a Member, may demand a return of his Capital Contributions, in whole or in part.

(b) No Member or Affiliate thereof shall receive any interest, return, compensation or drawing with respect to its Capital Contributions or its Capital Account or for services rendered or resources provided on behalf of the Company, except as otherwise specifically provided in this Agreement or except as otherwise determined by the Members or the Board of Managers in the case of compensation or reimbursements for services performed for the Company.

(c) No Member shall be required to lend any funds or make Capital Contributions to the Company to make any additional Capital Contributions to the Company. No Member shall have any personal liability for the repayment of any other Member's Capital Contribution.

Section 4.4 Capital Accounts.

(a) A separate Capital Account shall be established and maintained for each Member. The original Capital Account established for any Member who acquires Units by virtue of an assignment in accordance with the terms of this Agreement shall be in the same amount as and shall replace the Capital Account of the assignor of such Units, and, for purposes of this Agreement, such Member shall be deemed to have made the Capital Contributions made by the assignor of such Units (or made by such assignor's predecessor in interest). To the extent such Member acquires less than all of the Units of the assignor of the Units so acquired by such Member, the original Capital Account of such Member and its Capital Contributions shall be in proportion to the Units it acquires, and the Capital Account of the assignor who retains Units, and the amount of its Capital Contributions, shall be reduced in proportion to the Units it retains.

(b) The Capital Account of each Member shall be maintained in accordance with the following provisions:

(i) to such Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits, special allocations of income and gain, and the net amount of any Company liabilities that are assumed by such Member or that are secured by any Company assets distributed to such Member;

(ii) to such Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company assets distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses, special allocations of loss and deduction, and the net amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company;

(iii) in determining the amount of any liability for purposes of this Section 4.4(b), there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and the Treasury Regulations; and

(iv) provided that in the event that there are outstanding Options, the provisions of Proposed Treasury Regulation Section 1.704-1(b)(2)(iv)(h)(2) shall be applicable.

Section 4.5 Capital Accounts Generally.

(a) Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account of any Member for any purpose hereunder, the Capital Account of such Member shall be determined after giving effect to all adjustments provided for in Section 4.4 hereof for the current Fiscal Year in respect of transactions effected prior to the date such determination is to be made.

(b) No Member shall be entitled to withdraw any part of its Capital Account, or to receive any distribution from the Company except as specifically provided in this Agreement.

Section 4.6 Options.

(a) The Board of Managers is authorized to cause the Company to issue Options to officers, directors, employees, consultants, independent contractors or other service providers of the Company or its Affiliates, in its sole discretion, pursuant to written agreements.

(b) Exercise of Options. In the event of the exercise of an Option, the exercising Person shall have a Capital Account equal to the exercise price of such Option plus the Profits or Losses allocated to the exercising Person in accordance with this Section 4.6. Upon exercise of an Option, the provisions of Proposed Treasury Regulation Section 1.704-1(b)(2)(iv)(h)(2) and (s) shall apply (or in the event that Proposed or Final Treasury Regulations applicable to compensatory options are promulgated, at the sole discretion of the Board, such Proposed or Final Treasury Regulations) to adjust the Capital Accounts of the Members so that the Capital Account of each Member equals the amount such Member would receive in the event all of the assets of the Company were sold for their Gross Asset Value, all of the liabilities of the Company s were paid (including the payment for any outstanding Options) and the proceeds distributed in accordance with Section 13.4.

ARTICLE V

MEMBERS, MEETINGS AND AMENDMENTS

Section 5.1 Powers of Members. The Members shall have the power to exercise any and all rights or powers granted to the Members pursuant to the express terms of this Agreement including without limitation (a) the right to remove a member of the Board of Managers other than the Investor Board Members (as hereinafter defined) by a vote of the holders of not less than two-thirds of the Percentage Interests outstanding; or (b) the right by a vote of the holders of not less than a majority of the Percentage Interests outstanding to approve the merger or consolidation of the Company or any Subsidiary with any other Person, or the sale of all or substantially all the Property.

Section 5.2 Withdrawal of Members. Except as expressly provided in this Agreement, a Member may not withdraw from the Company prior to the dissolution and winding up of the Company. If a Member withdraws in violation of the foregoing prohibition, such Member shall not be entitled to receive any distributions and shall not otherwise be entitled to receive the fair market value of its Units except as otherwise expressly provided for in this Agreement.

Section 5.3 Meetings or Other Approvals of the Members. There shall be no regularly scheduled meetings of the Members. A special meeting of the Members may be held on the call of any Member or group of Members owning twenty percent (20%) or more of the outstanding Units of the Company. Unless otherwise waived in writing by all Members, such Members shall provide ten (10) days notice of the meeting, and the notice shall set forth the purpose or purposes of the special meeting. Only business within the purpose or purposes described in the notice may be conducted at a special meeting. Subject to any express provision of law or this Agreement, the presence, in person or by proxy, of Members holding a majority of the votes shall constitute a quorum for the transaction of business at such meetings. Members may also agree to conduct such meetings by telephone conference.

Section 5.4 Additional Members.

(a) With the approval of the Board of Managers, in its sole discretion, the Company is authorized to admit any Person as an additional member of the Company (each, an "Additional Member" and collectively, the "Additional Members"). Each such Person shall be admitted as an Additional Member at the time such Person (i) executes this Agreement and (ii) is designated as a Member (with a corresponding Percentage Interest) on an amended or supplemental Schedule A hereto. Subject to compliance with paragraph (b) below, the Board of Managers may cause the issuance Units to an Additional Member in exchange for cash, property or services or any combination thereof, at the sole discretion of the Board of Managers.

(b) If the Company determines to issue any membership interests for the principal purpose of raising capital, then the Company shall first invite CS to provide a term sheet or other expression of interest with regard to the proposed transaction. CS shall have a period of up to fifteen business days to provide (or to cause one of its Affiliates to provide) such a term sheet or expression of interest, during which period the Company shall not take any action to receive or solicit proposals in respect of such a transaction from any third parties. For avoidance of doubt the Company (by vote of its Board of Managers) shall be free to reject any such proposal from CS for any reason or no reason and shall not be restricted from pursuing an alternative transaction (including one on similar or inferior terms compared to any proposed by CS). If the Company rejects such a proposal from CS (or if CS elects not to make such a proposal) then the Company shall have a period of up to 90 days to enter into a bona fide term sheet or 180 days to enter into a definitive agreement with regard to such a transaction. Following the expiration of such 90 or 180 day period, the Company's obligation under this paragraph (b) would be re-instated.

(c) Additional Members shall not be entitled to any retroactive allocation of the Company's income, gains, losses, deductions, credits or other items; provided that, subject to the restrictions of Section 706(d) of the Code, Additional Members shall be entitled to their respective share of the Company's income, gains, losses, deductions, credits and other items arising under contracts entered into before the effective date of the admission of any Additional Members to the extent that such income, gains, losses, deductions, credits and other items arise after such effective date. To the extent consistent with Section 706(d) of the Code and Treasury Regulations promulgated thereunder, the Company's books may be closed at the time Additional Members are admitted (as though the Company's tax year had ended) or the Company may credit to the Additional Members pro rata allocations of the Company's income, gains, losses, deductions, credits and items for that portion of the Company's Fiscal Year after the effective date of the admission of the Additional Members.

Section 5.5 Amendments. Any amendment to this Agreement or the Certificate shall be adopted and be effective as an amendment thereto if it receives the approval of the Board of Managers; except that (i) no amendment may affect the allocations or distributions of a Member without the written approval of such Member except as otherwise provided for in this Agreement and (ii) no amendment may adversely affect CS, Chartered or Rodber in such a way as to discriminate against any of such Members compared to any of the other Members without the prior written approval of the affected Member.

Section 5.6 Confidentiality Obligations of Members. Each Member expressly covenants and agrees that neither such Member nor any of its Affiliates (to the extent any such Affiliate has received Confidential Information or Trade Secrets) will disclose, divulge, furnish or make accessible to anyone (other than the Company or any of its Affiliates or representatives) any Confidential Information or Trade Secrets, or in any way use any Confidential Information or Trade Secrets in the conduct of any business; provided, however, that nothing in this Section 5.6 will prohibit the disclosure of any Confidential Information or Trade Secrets (i) which is required to be disclosed by the Member or any such Affiliate in connection with any court action or any proceeding before any Authority; (ii) in connection with the enforcement of any of the rights of the Member hereunder; or (iii) in connection with the defense by the Member of any claim asserted against it hereunder; (iv) to its employees, agents and advisors who have a reasonable need to know such information and who are bound (either by duty or contract) to preserve the confidentiality of such information; or (v) with regard to Confidential Information but not Trade Secrets, to current or prospective investors, acquirors or transferees who reasonably require access to such information for evaluative purposes and who are bound by commercially reasonably non-disclosure agreement; provided, however, that in the case of a disclosure contemplated by clause (i), to the extent reasonably practicable no disclosure shall be made until the Member shall give notice to the Company of the intention to disclose such Confidential Information or Trade Secrets so that the Company may contest the need for disclosure, and the Member will cooperate (and will cause its Affiliates and their respective representatives to cooperate) with the Company in connection with any such proceeding.

Section 5.7 Drag-Along Right.

(a) In the event that Members holding a majority of the Units ("Transferring Member(s)") propose to Transfer Units representing at least a majority of the outstanding Units in one or more related transactions (a "Company Sale") to a bona fide third party purchaser (the "Proposed Purchaser"), then the Transferring Members shall have the right to require that the other Members (the "Drag-Along Sellers") sell their Units to the Proposed Purchaser on the same terms and conditions as are applicable to the proposed Transfer by the Transferring Member.

(b) The Transferring Members shall notify the Drag-Along Sellers in writing of such proposed Transfer (the "Company Sale Notice"). The Company Sale Notice shall set forth: (i) the name and address of the Proposed Purchaser; (ii) a copy of the written proposal pursuant to which a Company Sale will be effected containing all of the material terms and conditions thereof, including the number of Units proposed to be Transferred by the Transferring Members; (iii) the price to be paid (the "Drag-Along Purchase Price"); (iv) the terms and conditions of payment offered by the Proposed Purchaser; (v) that the Proposed Purchaser has been informed of the Drag-Along Right and has agreed to purchase the Units of the Drag-Along Sellers in accordance with the terms hereof and to be bound by such terms subsequent to such purchase; and (vi) the date and location of and procedures for selling the Units to the Proposed

Purchaser. The Drag-Along Right shall be exercised by delivery of a written notice to the Drag-Along Sellers.

(c) The closing of any purchase by the Proposed Purchaser under this Section 5.7 shall be held at the principal offices of the Company or at such other locations as the Transferring Members and the Proposed Purchaser shall agree, on the closing date set forth in the Company Sale Notice. At the closing of any purchase by the Proposed Purchaser, (i) the Drag-Along Sellers shall deliver their Units free and clear of all liens and encumbrances other than liens or encumbrances created pursuant to this Agreement accompanied by all other documents necessary for the effective transfer thereof; and (ii) the Proposed Purchaser shall deliver to the Drag-Along Sellers the Drag-Along Purchase Price for their Units in accordance with the terms and conditions set forth in the Company Sale Notice.

Section 5.8 <u>Tag-Along Right.</u>

(a) If Member(s) ("Selling Member") holding more than twenty-five percent (25%) of the Units proposes to Transfer to any Proposed Purchaser any Units, then, as a condition precedent thereto, the Selling Member shall afford the other Members ("Participation Members") the right to participate in such transfer in accordance with this Section 5.8. The Selling Member shall give written notice to the Participation Members (a "Notice of Transfer") not less than ten (10) nor more than sixty (60) days prior to any proposed transfer. Each such Notice of Transfer shall include: (i) the name and address of the Proposed Purchaser; (ii) a copy of the written proposal pursuant to which a sale of the Units will be effected containing all of the material terms and conditions thereof, including the number of Units proposed to be Transferred by the Selling Member; (iii) the price to be paid (the "Tag-Along Purchase Price"); (iv) the terms and conditions of payment offered by the Proposed Purchaser; and (v) the date and location of and procedures for selling the Units to the Proposed Purchaser.

(b) Each Participation Member shall have the right to Transfer to the Proposed Purchaser that number of Units which is equal to (i) a fraction of which the numerator is such Participation Member's Percentage Interest (or, if a Participation Member shall elect, any lesser percentage) and the denominator is the Percentage Interests of all Participation Members electing to sell plus the Percentage Interest of the Selling Member times (ii) the number of Units proposed to be purchased, at the same price per Unit and on the same terms and conditions as are applicable to the proposed transfer by the Selling Member (and, if and to the extent a Participation Member shall exercise such right, then the Units to be transferred by the Selling Member shall be correspondingly reduced). A Participation Member must notify the Selling Member within twenty (20) days after receipt of the Notice of Transfer, if it desires to accept such offer and to Transfer any of its Units in accordance with this Section 5.8. The failure to provide such notice within such twenty (20) day period shall, for the purposes of this Section 5.8, be deemed to constitute an irrevocable waiver of the right to Transfer any Units in connection with the proposed transfer described in such Notice of Transfer. The Selling Member shall use all commercially reasonable efforts to obtain the agreement of the Proposed Purchaser to the participation of the Participation Members, if a Participation Member properly elects to participate in such proposed Transfer, and shall not consummate any such proposed Transfer unless the Participation Members are permitted to participate in accordance with the provisions of this Section 5.8.

(c) The closing of any purchase by the Proposed Purchaser under this Section 5.8 shall be held at the principal offices of the Company or at such other locations as the Selling Member and the Proposed Purchaser shall agree, on the closing date set forth in the Company Sale Notice. At the closing of any purchase by the Proposed Purchaser, (i) each Participation Member shall deliver its Units that it is selling free and clear of all liens and encumbrances other than liens or encumbrances created pursuant to this Agreement accompanied by all other documents necessary for the effective transfer thereof; and (ii) the Proposed Purchaser shall deliver to the Participation Members the Tag-Along Purchase Price for such Units in accordance with the terms and conditions set forth in the Notice of Transfer.

Section 5.9 Preemptive Rights.

(a) Except with respect to the exercise of options to purchase Units or the issuance of Units to employees as compensation, and subject to compliance with Section 5.4(b), in the event of any proposed issuance of Units by the Company, the Company shall give all Members written notice ("Preemptive Rights Notice") stating the number of Units proposed to be issued and the terms of the proposed issuance of Units. Upon receiving the Preemptive Rights Notice, the Members shall have the right to elect to purchase that number of Units offered equal to their then current Percentage Interest times the number of Units proposed to be issued on the terms and conditions contained in the Preemptive Rights Notice, for a period of thirty (30) days from the date that the Members receive the Preemptive Rights Notice ("Election Period"). If any or all Members elect to exercise such preemptive rights, the closing of such purchases shall occur within fifteen (15) days after the expiration of the Election Period.

(b) If any or all of the Members fail to exercise their preemptive rights within the Election Period, the Units covered by the Preemptive Rights Notices that are not to be purchased by Members pursuant to this Section 5.9, may then be issued to Persons for exactly the same consideration and other terms and conditions provided therein; provided, however, that such Person acquiring the Units in question shall not become a Substitute Member unless he has been approved in such capacity under the provisions of Article VII.

ARTICLE VI

MANAGEMENT

Section 6.1 Management of the Company.

(a) The Company shall be managed by a Board of Managers. The initial members of the Board of Managers shall be James C. Wiandt, Donald Friedman, one person (the "Charter Designee") to be designated by Charter, initially Charles Stroller, one person (the "CS Designee") to be designated by CS, initially Phil Mackintosh, and a fifth member to be appointed by agreement of James C. Wiandt and Donald Friedman. The CS Designee and the Charter Designee are each sometimes referred to herein as an "Investor Board Member" and collectively as the "Investor Board Members". Each member of the Board of Managers shall serve until he dies, resigns, is removed because he is Permanently Disabled, is removed by the Members (except that the Charter Designee may only be removed by Charter and the CS Designee may only be removed by CS), terminates employment with the Company (if now employed by the Company), or until a disposition of all of the Units owned by such member of the Board of Managers or his Affiliates (or CS or Charter, in the case of the CS Designee or Charter Designee) to other than a Permitted Transferee. Upon the death, resignation, removal or disability of a member of the Board of Managers, the Members shall elect a new member of the Board of Managers. In the event of the death, removal, resignation or disability of an Investor Board Member, the Members agree to vote their Units in favor of the individual designated by Charter or CS, as applicable, as the Investor Board Member to succeed the prior Investor Board Member.

(b) The Board of Managers may from time to time elect to increase the number of members of the Board of Managers; provided that such increase is approved by at least one of the Investor Board Members. Such additional members of the Board of Managers shall be selected by the then current Board of Managers.

(c) The authority to vote on management affairs and other actions affecting the Company shall be shared equally between the individuals serving as members of the Board of Managers. Except as otherwise specifically provided herein, the affirmative vote of a majority of the Board of Managers shall constitute approval of the matter being acted upon. If there should ever be two (2) members of the Board of Managers, the affirmative vote of both members of the Board of Managers shall constitute approval of the matter being acted upon. The Board of Managers shall meet as often as may be reasonably necessary, as determined in the reasonable discretion of James C. Wiandt. The actions of the Board of Managers, when taken in accordance with this Agreement, shall bind the Company.

(d) No decision of the Board of Managers shall be made except at a meeting duly called with at least one (1) day's written notice, specifying the agenda for the meeting (which notice may be waived by any of the Managers, and such notice and agenda requirements will be deemed to have been waived if the member of the Board of Managers participates in the meeting and has been provided with an agenda for the meeting, unless the member of the Board of Managers objects at the outset of such meeting). Meetings may be held telephonically whereby each of the members of the Board of Managers participating can hear each of the other members of the Board of Managers. Action by the Board of Managers may also be taken and represented by the written consent of the majority of the members of the Board of Managers. The Company's Secretary shall be responsible for taking minutes of the meetings and safekeeping them on behalf of the Company. In the case of an emergency, a meeting of the Board of Managers may be called without notice.

(e) The Board of Managers may appoint individuals with such other titles as it may select, including the titles of Chairman, President, Vice President, Treasurer and Secretary, to act on behalf of the Company, with such power and authority as the Board of Managers may delegate to any such Person.

(f) A member of the Board of Managers may resign at any time by giving at least three (3) days' written notice to all of the Members of the Company. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Any officer may be removed at any time, with or without cause, by the Board of Board of Managers and his replacement shall be selected and approved by the Members at the time of such removal.

(g) Effective on the date of this Agreement and for so long as Rodber is a Member, Rodber shall be entitled to appoint a representative (the "Observer") who shall be permitted to attend all meetings of the Board of Managers in a non-voting observer capacity (except as expressly provided herein), which observation right shall include the ability to participate in discussions of the Board of Managers, and shall provide such representative with copies of all notices, minutes, written consents, and other materials that it provides to members of the Board of Managers, at the time it provides them to such members. The observation right must be exercised in person. The Observer agrees that so long as he shall exercise his observation right (i) he shall hold in strict confidence all information and materials that he may receive or be given access to in connection with meetings of the Board of Managers and to act in a fiduciary manner with respect to all information so provided (provided that this shall not limit his ability to discuss such matters with his legal counsel, as necessary), and (ii) the Board of Managers may withhold from him certain information or material furnished or made available to the Board of Managers or exclude it from certain confidential "closed sessions" of the Board of Managers if the furnishing or availability of such information or material or its presence at such "closed sessions" would jeopardize the Company's attorney-client privilege or if the Board of Managers otherwise reasonably so requires.

(h) If at any time, Rodber, Graham Tuckwell or any of their Affiliates are not owners of equity or debt securities in any entity which the Company rates or otherwise covers in the course of the Company's business, and Rodber does so certify to the Board of Managers, Rodber shall have the right to appoint its representative to the Board of Managers and the Board of Managers shall take all steps reasonably necessary to effect such appointment. Notwithstanding the foregoing, if at any time Rodber, Graham Tuckwell or any of their Affiliates become the owner of equity or debt securities in any entity which the Company rates or otherwise covers in the course of the Company's business, the representative of Rodber shall immediately resign from the Board of Managers.

Section 6.2 Powers of the Board of Managers.

(a) Except as otherwise specifically provided in this Agreement or in any agreement to which the Company is a party, the Board of Managers shall have full, exclusive and complete discretion, right, power, and authority to manage, control and make all decisions affecting the business and affairs of the Company and to do or cause to be done any and all acts, at the expense of the Company on the terms provided herein, deemed by the Board of Managers to be necessary or appropriate to effectuate the business of the Company purposes and objectives of the Company as set forth in this Agreement.

(b) The following actions shall not be taken by the Company without the approval of the Board of Managers.

(i) Using the Company's or causing the use of a Subsidiary's funds or capital in any way other than for the Business;

(ii) Selling, exchanging, conveying, transferring or otherwise disposing of all or any part of any property held by the Company or causing the sale, exchange, conveyance, transfer or disposition of the property of any Subsidiary in excess of $250,000.00 in a single or series of transactions;

(iii) Borrowing or raising monies through the issuance of Units or otherwise for the purposes of the Company or its Subsidiaries from any source and causing the Company or any Subsidiary to issue a promissory note (or any other evidence of indebtedness) and securing repayment thereof by pledging or granting a security interest in all or any part of the Company's assets, in excess of $250,000.00 in a single or series of transactions, provided however, that the Company shall have the right without further approval of the Board of Managers to raise up to $4,000,000 through the sale of Units at $1,000 per Unit in the period ending December 31, 2010;

(iv) Entering into any single agreement or arrangement on behalf of the Company or causing any Subsidiary to enter into any single agreement or arrangement pursuant to which it would be reasonable to anticipate revenues or expenditures in excess of $500,000.00 per annum;

(v) Settlement of any single claim in excess of $250,000.00;

(vi) Approving the budget of the Company or causing any Subsidiary to approve its budget;

(vii) The issuance of options, restricted stock, phantom appreciation rights or any other incentive grants to acquire an aggregate of greater than 200,000 Units (or their equivalent) to employees and consultants of the Company; all of such options must have an exercise price equal to the fair market value of such Units at the time of grant as determined in accordance with Section 409A of the Code; or

(viii) The compensation of executive officers of the Company other than James C. Wiandt or Donald Friedman.

(c) Notwithstanding anything contained herein to the contrary, the approval by the Board of Managers of the annual compensation of James C. Wiandt and Donald Friedman shall require the approval of a majority of the members of the Board of Managers, including at least one of the Investor Board Members, and shall be consistent with the following: The Members and the Board of Managers acknowledge and agree that (i) the annual salaries of James C. Wiandt and Donald Friedman effective July 1, 2010 are $270,000 and $180,000, respectively, (ii) the annual salaries of James C. Wiandt and Donald Friedman effective January 1, 2011 will be $330,000 and $220,000, respectively, and (iii) in no event shall the annual salaries of James

C. Wiandt and Donald Friedman be in a ratio other than $3 for James C. Wiandt and $2 for Donald Friedman (as they are set forth in (i) and (ii) above).

(d) The following actions shall not be taken by the Company without the approval of at least one of the Investor Board Members.

(i) Acquiring substantially all the assets, equity or business of any Person (in a single transaction or series of related transactions) unless the aggregate consideration to be paid in respect of such acquisition does not exceed the greater of (x) $2,500,000 or (y) 3.5 times the Company's EBITDA for the most recently completed fiscal year;

(ii) Incurring indebtedness for money borrowed in an aggregate excess of the greater of (x) $2,500,000 or (y) two times the Company's EBITDA for the most recently completed fiscal year;

(iii) The adoption or amendment of any management equity plan other than adoption of a plan or plans providing for the issuance of options, restricted stock, phantom appreciation rights or any other incentive grants to acquire up to 200,000 Units (or their equivalent) to employees and consultants of the Company; or

(iv) The entry into, or amendment of the terms of, any transaction between the Company and any Member, manager or officer thereof (or their respective Affiliates and family members).

Section 6.3 No Management by Other Persons. Except as described in this Agreement or as authorized by further action of the Board of Managers, no Person other than the members of the Board of Managers and the duly appointed officers of the Company and its authorized employees and agents shall take part in the management, or the operation or control of the business and affairs of the Company. Except as expressly delegated by the Board of Managers or as required by the Act, no Person other than the Board of Managers and the duly appointed officers or other authorized agents of the Company shall be an agent of the Company or have any right, power or authority to transact any business in the name of the Company or to act for or on behalf of or to bind the Company.

Section 6.4 Reliance by Third Parties. Any Person dealing with the Company or the Board of Managers may rely upon a certificate signed by a member of the Board of Managers as to:

(a) the identity of the members of the Board of Managers;

(b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Board of Managers or in any other manner germane to the affairs of the Company;

(c) the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company; or

(d) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member.

ARTICLE VII

ASSIGNABILITY OF MEMBER INTERESTS

Section 7.1 Assignability of Units. Except as otherwise provided in this Article VII, no Member may Transfer the whole or any part of its Units or any fractional or beneficial interest therein. In no event may a Member Transfer any Units, other than in accordance with Section 7.2, without the prior written consent of the Board of Managers. If a Member transfers Units in accordance with this Article VII, such Transfer shall, nevertheless, not entitle the assignee to become a Substitute Member or to be entitled to exercise or receive any of the rights, powers or benefits of a Member other than the right to receive distributions to which the assigning Member would be entitled, unless the assigning Member designates, in a written instrument delivered to the Board of Managers, its assignee to become a Substitute Member and the Board of Managers consents to the admission of such assignee as a Member; and provided further, that such assignee shall not become a Substitute Member without having first executed an instrument reasonably satisfactory to the Board of Managers which shall at a minimum include an acceptance and agreement by the Substitute Member to abide by all the terms and conditions of this Agreement. The Transfer shall be conditioned upon the Company receiving a fee from such assignee or the assigning Member sufficient to cover all reasonable expenses of the Company in connection with such assignee's admission as a Substitute Member.

Section 7.2 Permitted Transfers. Notwithstanding the foregoing, a Member shall be permitted to assign, at any time and from time to time, all or any part of his Units to a Permitted Assignee. For this purpose "Permitted Assignee" means with respect to a particular Member, a Person that is (i) a natural or adoptive lineal ancestor or descendent of such Member; (ii) a spouse, (iii) a trust, estate, guardianship or custodianship, including those established under any Uniform Gifts to Minors Act of any state, established for such Member or one or more Permitted Assignees of such Member; (iv) entities under the control of such Member and one or more other Permitted Assignees of such Member; or (v) an officer of the Company or any Affiliate of the Company. Without limiting the foregoing, if CS directly or indirectly transfers all of its Units to an investment fund (however structured) that is managed by Credit Suisse Securities (USA) LLC or any of its Affiliates, such investment fund shall be deemed a Permitted Assignee of CS.

(a) The subsequent Transfer of any Units by a Permitted Assignee shall be subject to the same restrictions of this Article VII in the same manner as if the Units to be Transferred was still owned by the Member from whom such Permitted Assignee acquired such Units; and for this purpose references herein to a Transfer by a Member (or a specific Member), shall include any Transfer by the Permitted Assignee(s) that acquired such Member's Units, and references to a specific Member by name shall include his Permitted Assignees.

(b) If a Member assigns all or a portion of his Units in the Company and the Permitted Assignee or other assignee thereof, as the case may be, is entitled to become a Substitute Member, such assignee shall be admitted to the Company effective immediately prior to the effective date of the assignment (as set forth in Section 7.3 hereof), and, immediately following such admission, the assigning Member shall cease to be a Member of the Company to the extent of the portion of the Units assigned hereunder.

Section 7.3 Recognition of Assignment by Company or Other Members. No assignment, or any part thereof, that is in violation of this Article VII shall be valid or effective, and neither the Company nor the Board of Managers or any Member shall recognize the same for any purpose of this Agreement, including the purpose of making distributions of Net Cash Flow pursuant to this Agreement with respect to such Units or part thereof. Neither the Company nor the Board of Managers shall incur any liability as a result of refusing to make any such distributions to the assignee of any such invalid assignment.

Section 7.4 Effective Date of Assignment. Any valid assignment of a Member's Units, or part thereof, pursuant to the provisions of this Article VII shall be effective as of the close of business on the day preceding the closing of the transaction evidencing the assignment. The Company shall, from the effective date of such assignment, thereafter pay all further distributions on account of the Units (or part thereof), so assigned, to the assignee of such Units, or part thereof. As between any Member and its assignee, Profits and Losses for the Fiscal Year of the Company in which such assignment occurs shall be apportioned for federal income tax purposes in accordance with any convention permitted under Section 706(d) of the Code and selected by the Board of Managers.

Section 7.5 Right of First Refusal on Transfers.

(a) Except in the case of a Transfer to a Permitted Assignee, if a Member (a "Selling Member") proposes to Transfer any Units to another Person (the "Offered Units"), such Selling Member shall first provide written notice (the "Selling Member's Notice") of such offer to the Company and to all other Members specifying in reasonable detail the identity of the prospective transferee(s), the number of Units to be Transferred and the terms and conditions of the proposed Transfer, including the purchase price for such Units (the "Offering Price"). The Company shall forward each Selling Member's Notice to the other Members (the "Offeree Members") within three business days after its receipt of such Selling Member's Notice.

(b) During the 15-day period following the Company's receipt of a Selling Member's Notice (the "Company's Option Period"), the Company will have the right of first refusal to purchase all or any portion of the Offered Units from the Selling Member at the Offering Price and subject to the same material terms and conditions as described in the Selling Member's Notice. The Company may exercise such right of first refusal and, thereby, purchase all (or a portion) of the Offered Units by notifying the Selling Member in writing before the expiration of the Company Option Period as to the number of Offered Units it wishes to purchase (the "Company's Election Notice"). If the Company fails to purchase all of the Offered Units by exercising its right of first refusal in accordance with this Section 7.5(b), the Offered Units not so purchased shall be subject to the right of first refusal of the Offeree Members pursuant to Section 7.5(c). If the Company does not exercise its right of first refusal to purchase all of the Offered Units, the Company shall promptly give the Offeree Members written notice (the

"Second Option Notice"), which shall identify the Offered Units that the Company has declined to purchase (the "Rejected Units").

(c) During the 60-day period commencing on the expiration of the Company Option Period (the "Offerees' Option Period"), the Offeree Members will have the right of first refusal to purchase their pro rata share of the Rejected Units from the Selling Member at the same price and subject to the same material terms and conditions as described in the Selling Member's Notice. If less than all of the Offeree Members desire to purchase the Rejected Units, those members desiring to purchase the Rejected Units shall have the right to purchase all remaining Rejected Units in a pro rata manner up to and including all remaining Rejected Units in the same proportion to the pro rata share that each owns as compared to the pro rata share owned by all Members desiring to purchase the remaining Rejected Units. The Offeree Members may exercise such right of first refusal and, thereby, purchase their pro rata share of the Rejected Units by notifying the Selling Member in writing before the expiration of the Offeree's Option Period (an "Offeree's Election Notice").

(d) Payment of the purchase price for Offered Units will be made within 10 days after the latest of the Company's Election Notice or an Offeree's Election Notice, as the case may be, was provided and will be made for Offered Units purchased by the Company and the Offeree Members in cash or by check. If the Offering Price includes consideration other than cash, the cash equivalent value of the non-cash consideration will be determined by the Board of Managers in good faith, which determination will be binding upon all of the parties to such transaction, absent fraud.

Section 7.6 Limitations on Transfer. No Transfer of Units may be effectuated unless in the opinion of counsel satisfactory to the Board of Managers, the Transfer (a) would not result in the close of the Company's tax year or the termination of the Company within the meaning of Section 708(b) of the Code; (b) would comply with the Securities Act of 1933 and applicable securities laws of any other jurisdiction; and (c) would not violate any other applicable laws.

ARTICLE VIII

DISTRIBUTIONS TO MEMBERS

Section 8.1 Net Cash Flow.

(a) Subject to Section 8.1(b), Net Cash Flow shall be distributed at such times as determined by the Board of Managers. Except as otherwise provided in this Article VIII, all distributions of Net Cash Flow, other than upon a liquidation of the Company, shall be made to the Members in accordance with their Percentage Interests. The Company shall adjust subsequent distributions of Net Cash Flow to the Members as necessary to assure that the relative amounts of Net Cash Flow received in respect of operations or capital transactions in a particular Fiscal Year correspond with the Members' Percentage Interests (as finally determined for such Fiscal Year in accordance with the definition of "Percentage Interest" in Article I hereof).

(b) Notwithstanding the foregoing, to the extent Net Cash Flow is available, the total distributions ("Minimum Distributions") to a Member for each Fiscal Year (and the 90-day period following such Fiscal Year) shall not be less than an amount equal to the product of (x) the Company's net taxable income allocated to such Member for such Fiscal Year and all prior Fiscal Years for federal income tax purposes other than as a result of the application of Section 704(c) of the Code, multiplied by (y) the highest marginal federal tax rate for an individual set forth in Section 1 of the Code plus the rate of tax for residents of the state of California, after taking into account the federal income tax deduction for such taxes, reduced by all prior distributions pursuant to this Section 8.1, regardless of the actual federal tax rates applicable to the Members. To the extent that such Minimum Distributions requirement increases the amount of distributed Cash Flow beyond the amount to which a Member would be entitled in the absence thereof, the excess portion shall be considered a prepayment of future distributions of Cash Flow allocable to such Member; provided that adjustments to any such future distributions to that Member shall not decrease his aggregate Cash Flow distributions below an amount necessary to meet the Minimum Distribution requirement for such Member for subsequent Fiscal Years. If upon termination of a Member's interest in the Company, such Member shall have received distributions pursuant to this Section 8.1(b) in excess of the Member's net tax liability as computed herein, such Member shall contribute such excess to the Company within ten (10) days of termination of his interest.

Section 8.2 Withholding. All amounts withheld pursuant to the Code or any provision of any foreign, state or local tax law or treaty with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article VIII for all purposes of this Agreement. The Board of Managers is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, foreign, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, foreign, state or local law or treaty and shall allocate such amounts to those Members with respect to which such amounts were withheld.

Section 8.3 Limitations on Distribution. Except as provided in this Agreement, no Member shall be entitled to any distribution of cash or other property from the Company. Except at the time of a liquidation pursuant to Article XIII, the Company shall not, without the prior written consent of CS, make any distribution to the Members other than from Net Cash Flow. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member on account of its Units in the Company if such distribution would violate the Act or other applicable law.

ARTICLE IX

ALLOCATIONS

Section 9.1 Profits and Losses. All Profits and Losses from operations (as distinguished from gains or losses from a liquidation and winding up of the Company as described in Article XIII) for each Fiscal Year (or part thereof), as determined by the Company's accountants, shall be allocated as follows:

(a) Profits. After giving effect to the special allocations set forth this Article IX, Profits for each Fiscal Year shall be allocated in the following order and priority:

(i) First, among the Members in proportion to and in the reverse order to which any Losses were allocated to them pursuant to Section 9.1(b) below until the cumulative Profits allocated pursuant to this Section 9.1(a)(i) equal the cumulative Losses allocated pursuant to Section 9.1(b); and

(ii) Second, to the Members in accordance with their Percentage Interests, as finally calculated and determined as of the last day of such Fiscal Year (in accordance with the definition of "Percentage Interest" under Article I).

(b) Losses. After giving effect to the special allocations set forth this Article IX, Losses for each Fiscal Year shall be allocated in the following order and priority:

(i) First, to the extent that the balance in a Member's Capital Account exceeds its Unrecovered Capital (an "Excess Profit Balance"), in the same proportion that such Member's Excess Profit Balance bears to the Excess Profit Balances of all of the Members, until all of such Excess Profit Balances are reduced to zero;

(ii) Second, to the Members, in proportion to their positive Capital Account balances, until such balances shall are reduced to zero; and

(iii) The balance to the Members in accordance with their Percentage Interests, as finally calculated and determined as of the last day of such Fiscal Year (in accordance with the definition of "Percentage Interest" under Article I).

No Losses shall be allocated to any Member to the extent that such Losses would result in an Adjusted Capital Account Deficit. Any Losses disallowed under the foregoing sentence shall be reallocated among the remaining Members. "Adjusted Capital Account Deficit" means the Member has a deficit balance in its "Capital Account" after giving effect to any amounts the Member is obligated to contribute or restore to the Company pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5).

Section 9.2 Special Allocations. The following special allocations shall be made in the following order:

(a) Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a Company fiscal year so that an allocation is required by Treasury Regulations Section 1.704-2(f), then each Member shall be specially allocated items of income and gain for such year (and, if necessary, subsequent fiscal years) equal to such Member's share of the net decrease in Company Minimum Gain as determined by Treasury Regulations Section 1.704-2(g). Such allocations shall be made in a manner and at a time which will satisfy the minimum gain chargeback requirements of Treasury Regulations Section 1.704-2(f) and this Section shall be interpreted consistently therewith. "Company

Minimum Gain" shall have the meaning set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

(b) Member Nonrecourse Minimum Gain Chargeback. If there is a net decrease in the Member Nonrecourse Debt Minimum Gain during any Company fiscal year, any Member who has a share of such Member Nonrecourse Debt Minimum Gain (as determined in the same manner as partner nonrecourse debt minimum gain under Treasury Regulations Section 1.704-2(i)(5)) shall be specially allocated items of income or gain for such year (and, if necessary, subsequent fiscal years) equal to such Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain in the manner and to the extent required by Treasury Regulations Section 1.704-2(i)(4). This Section shall be interpreted in a manner consistent with such Treasury Regulations. "Member Nonrecourse Debt Minimum Gain" shall have the meaning set forth in Treasury Regulation Section 1.704-2(i)(3).

(c) Qualified Income Offset. If a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), any of which causes or increases an "Adjusted Capital Account Deficit" in such Member's Capital Account, then such Member will be specially allocated items of income and gain in an amount and manner sufficient to eliminate such deficit balance created or increased by such adjustment, allocation, or distribution as quickly as possible; provided, however, an allocation pursuant to this Section 9.2(c) will be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IX have been tentatively made as if this Section 9.2(c) were not in the Agreement. For this purpose "Adjusted Capital Account Deficit" means the Member has a deficit balance in its "Capital Account" after giving effect to any amounts the Member is obligated to contribute or restore to the Company pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5).

(d) Allocation of Nonrecourse Liability Deductions. Deductions attributable to any Company Nonrecourse Liability shall be allocated among the Members in proportion to their respective Percentage Interests. "Company Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3)

(e) Member Nonrecourse Debt Deductions. Deductions attributable to any Member Nonrecourse Debt shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1). "Member Nonrecourse Debt" has the meaning set forth in Treasury Regulations Section 1.704-1(b)(4).

(f) Advice of Accountants. Allocations made by the Board of Managers under this Section 9.2 in reliance upon the advice of the Company's accountants shall be deemed to be made pursuant to any fiduciary obligation to the Company and the Members.

(g) Section 754 Election. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if such gain or loss increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(h) Imputed Interest. If any Member makes a loan to the Company, or the Company makes a loan to any Member, and interest in excess of the amount actually payable is imputed under Code Sections 7872, 483, or 1271 through 1288 or corresponding provisions of subsequent Federal income tax law, then any item of income or expense attributable to any such imputed interest shall be allocated solely to the Member who made or received the loan and shall be credited or charged to its Capital Account, as appropriate.

(i) Contributed Property. Income, gain, loss or deduction with respect to any property contributed by a Member shall, solely for tax purposes, be allocated among the Members, to the extent required by Code Section 704(c) and the related Treasury Regulations under Code Sections 704(b) and 704(c), to take account of the variation between the adjusted tax basis of such property and its Gross Asset Value at the time of its contribution to the Company. If the Gross Asset Value of any Company property is adjusted, as provided in Treasury Regulations Section 1.704-1(b)(2)(iv), then subsequent allocations of income, gain, loss and deduction and the gain asset value of such property shall be adjusted as provided in Code Section 704(c) and the related Treasury Regulations. If Code Section 704(c) and the Treasury Regulations thereunder allow alternative methods of making such acquired allocations, Board of Managers shall determine which alternative method to use. Allocations under this Section 9.2(i) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, or other items or distributions under any provision of this Agreement.

(j) Share of Excess Nonrecourse Liabilities. For purposes of calculating a Member's share of "excess nonrecourse liabilities" of the Company (within the meaning of Treasury Regulation Section 1.752-3(a)(3)), the Members intend that they be considered as sharing profits of the Company in proportion to their respective Percentage Interests.

(k) Curative Allocations. The allocations set forth in this Section 9.2 (collectively the "Regulatory Allocations") are intended to comply with certain requirements of Treasury Regulations Section 1.704-1 and Section 1.704-2. Notwithstanding any other provisions of this Article IX (other than the Regulatory Allocations), the Board of Managers shall, with the advice and assistance of the Company's tax accountants, take the Regulatory Allocations into account in allocating other Profits, Losses, and items of income, gain, loss, deduction and Code Section 705(a)(2)(B) expenditures among the Members so that, to the extent possible, the net amount of such allocations of other Profits, Losses, and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

Section 9.3 Allocation and Other Rules.

(a) In the event Members are admitted to the Company pursuant to this Agreement on different dates, the Profits (or Losses) allocated to the Members for each Fiscal Year during which Members are so admitted shall be allocated among the Members in proportion to their Percentage Interests during such Fiscal Year in accordance with Section 706 of the Code, using any convention permitted by law and selected by the Board of Managers.

(b) For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Board of Managers using any method that is permissible under Section 706 of the Code and the Treasury Regulations thereunder.

(c) Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits and Losses for the Fiscal Year in question.

(d) The Members are aware of the income tax consequences of the allocations made by this Article IX and hereby agree to be bound by the provisions of this Article IX in reporting their shares of Company income and loss for income tax purposes.

ARTICLE X

BOOKS AND RECORDS

Section 10.1 Inspection Rights Pursuant to Law. The Company shall have obligations to the Members as set forth in this Article X respecting books, records and financial statements of the Company.

Section 10.2 Books and Records. At all times during the continuance of the Company, the Company shall maintain at its registered office and principal place of business all records and materials the Company is required to maintain at such location under the Act.

Section 10.3 Annual Financial Statements. Unless all of the Members otherwise elect, within one hundred twenty (120) days after the end of each Fiscal Year, the Company shall cause to be delivered to each Member a financial statement of the Company for the prior Fiscal Year, prepared at the expense of the Company, which financial statement shall set forth, as of the end of and for such Fiscal Year, the following:

(a) a profit and loss statement and a balance sheet of the Company;

(b) the balance in each Member's Capital Account; and

(c) such other information as reasonably shall be necessary for the Members to be advised of the financial status and results of operations of the Company.

Section 10.4 Additional Information Rights for CS, Bendigo and Charter.

(a) The Company shall provide the following information to CS, Bendigo and Charter:

(i) As soon as available, but within 90 days after the end of each fiscal year, consolidated statements of income, cash flows and stockholders' equity of the Company and its Subsidiaries as of the end of such fiscal year, and consolidated balance sheets of the Company and its Subsidiaries as of the end of such fiscal year, all prepared in accordance with generally accepted accounting principles, consistently applied, and (except with regard to the fiscal year ending December 31, 2010) accompanied by an opinion of an independent accounting firm of recognized national standing;

(ii) As soon as available, but within 45 days after the end of each fiscal quarter of the Company, unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries as of the end of such quarterly period and for the period from the beginning of the relevant fiscal year to the end of such quarterly period, and unaudited consolidated balance sheets of the Company and its Subsidiaries as of the end of such quarterly period, setting forth in each case comparisons to the Company's quarterly budget and to the corresponding quarter in the preceding fiscal year, all prepared in accordance with generally accepted accounting principles, consistently applied, subject to the absence of footnote disclosures and to normal year-end adjustments for recurring accruals (which shall not be material either individually or in the aggregate);

(iii) As soon as available, but within 30 days after the end of each monthly accounting period of the Company, a monthly report containing such financial information as may be mutually agreed upon by the Company and CS and as may be prepared without undue hardship by the Company (it being understood that during the 2011 fiscal year, this report is anticipated to develop into a format such as would ordinarily be expected from a portfolio company of similar stage and scale); and

(iv) Prior to the beginning of each fiscal year, an annual budget prepared on a monthly basis for the Company and its Subsidiaries for such fiscal year, and promptly upon preparation thereof any other significant budgets prepared by the Company, and any material revisions of such annual or other budgets.

(b) The Company shall permit the CS, Bendigo and Charter, at CS's, Bendigo's or Charter's expense, as the case may be, to visit and inspect the Company's properties, examine its books of account and records and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company.

Section 10.5 Accounting Method. For both financial and tax reporting purposes and for purposes of determining Profits and Losses, the books and records of the Company shall be kept on such method of accounting as determined by the Board of Managers and shall reflect all Company transactions and be appropriate and adequate for the Company's business.

ARTICLE XI

TAX MATTERS

Section 11.1 Taxation as Company. Except to the extent provided in Section 5.8, hereof, the Company shall be treated as a partnership for U.S. federal income tax purposes.

Section 11.2 Federal Tax Returns. The Company shall cause the Company's independent public accountants to prepare, at the expense of the Company, for each Fiscal Year (or part thereof), Federal tax returns in compliance with the provisions of the Code and any required state and local tax returns.

Section 11.3 Member Tax Return Information. The Company, at its expense, shall cause to be delivered to each Member such information as shall be necessary (including a statement for that year of each Member's share of net income, net losses and other items of the Company) for the preparation by the Members of their Federal, state and local income and other tax returns.

Section 11.4 Tax Matters Representative.

(a) The "Tax Matters Member" of the Company for purposes of Section 6231(a)(7) of the Code shall be James C. Wiandt, or if he is no longer a member of the Board of Managers such person selected by the Board of Managers, and shall have the power to manage and control, on behalf of the Company, any administrative proceeding at the Company level with the Internal Revenue Service relating to the determination of any item of Company income, gain, loss, deduction or credit for federal income tax purposes.

(b) The Tax Matters Member shall, within five (5) business days of the receipt of any notice from the Internal Revenue Service in any administrative proceeding at the Company level relating to the determination of any Company item of income, gain, loss, deduction or credit, mail a copy of such notice to each Member.

Section 11.5 Right to Make Section 754 Election. The Board of Managers, in its sole discretion, may make or revoke, on behalf of the Company, an election in accordance with Section 754 of the Code, so as to adjust the basis of Company property in the case of a distribution of property within the meaning of Section 734 of the Code, and in the case of a transfer of a Company Units within the meaning of Section 743 of the Code.

ARTICLE XII

LIABILITY, EXCULPATION AND INDEMNIFICATION

Section 12.1 Liability.

(a) Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Covered Person.

(b) Except as otherwise expressly required by law, a Member, in its capacity as Member, shall have no liability in excess of (i) the amount of its Capital Contributions; (ii) its share of any assets and undistributed profits of the Company; (iii) its obligation to make other payments expressly provided for in this Agreement; and (iv) the amount of any distributions wrongfully distributed to it.

Section 12.2 Exculpation.

(a) No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, Profits, Losses or Net Cash Flow or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

Section 12.3 Indemnification. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person provided that: (i) any such action was undertaken in good faith on behalf of the Company and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company; (ii) any such action was reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement; and (iii) with respect to any criminal action or proceeding, such Covered Person had no reasonable cause to believe his action or omission was unlawful, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 12.3 shall be provided out of and to the extent of Company assets only (including the proceeds of any insurance policy obtained pursuant to Section 12.5 hereof), and no Covered Person shall have any personal liability on account thereof.

Section 12.4 Expenses. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in Section 12.3 hereof.

Section 12.5 Insurance. The Company may purchase and maintain insurance, to the extent and in such amounts as the Board of Managers shall, in its sole discretion, deem reasonable, on behalf of Covered Persons and such other Persons as the Board of Managers shall determine, against any liability that may be asserted against or expenses that may be incurred by any such Person in connection with the activities of the Company or such indemnities, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement. The Board of Managers and the Company may enter into indemnity contracts with Covered Persons and such other Persons as the Board of Managers shall determine and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under Section 12.4 hereof and containing such other procedures regarding indemnification as are appropriate.

Section 12.6 Payments to Third Parties. The Members shall indemnify and hold harmless each other in respect of payments to any third party for valid Company debts within the permitted scope of this Company that any Member makes in excess of its pro rata share thereof as determined in accordance with their Company Units existing at the time of the payment in question.

Section 12.7 Certain Liabilities. Each Member agrees to be liable for the Capital Contributions required to be made by such Member, and subject to the other provisions of this Agreement, in the event a Member becomes liable for any liabilities of the Company, the Members shall bear such liability in proportion to their then existing Company Units. Each Member agrees to indemnify and save harmless the other Member to the extent that any Member bears a disproportionate share of any such losses or liabilities of the Company. Notwithstanding the above, no Member shall be indemnified and held harmless by the other Members to the extent that such losses or liabilities arise from fraud, gross negligence, or dishonest conduct on the part of such Member.

Section 12.8 Acts Performed Outside the Scope of the Company. Each Member (the "Indemnitor") shall indemnify, defend, save and hold harmless the other Member (the "Indemnitee") from any and all claims, liabilities, demands, actions and rights of action that shall or may arise by virtue of any act or thing done or omitted to be done by the Indemnitor (directly or through agents or employees) outside the scope of, or in breach of, the terms of this Agreement; provided, however, that the Indemnitor shall be properly notified of the existence of the claim, demand, action or right of action, and shall be given reasonable opportunity to cure any act or omission causing liability, and participate in the defense thereof. The Indemnitee's failure to give such notice shall not affect the Indemnitor's obligations hereunder, except to the extent of any actual prejudice arising therefrom.

Section 12.9 Liability of Members to Company. Unless otherwise provided in this Agreement, no Member shall be liable to any the other Member or to the Company by reason of such Member's actions in connection with the Company, except in the event of a violation of any provision of this Agreement, fraud, gross negligence or dishonest conduct.

Section 12.10 Attorneys' Fees. All of the indemnities provided in this Agreement shall include reasonable attorneys' fees, including appellate attorneys' fees and court costs.

Section 12.11 Subordination of Other Rights to Indemnity. The interests of the Members in any proceeds of the Company by way of repayment of loans, return of any Capital Contributions, or any distributions from the Company, shall be subordinated to the right of Member to the indemnities provided by this Article XII.

Section 12.12 Survival of Indemnity Provisions. Except as otherwise specifically provided herein, all of the indemnity provisions contained in this Agreement shall survive a Member's ceasing to be a Member hereunder.

ARTICLE XIII

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 13.1 No Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substitute Members in accordance with the terms of this Agreement, or the withdrawal of a Member.

Section 13.2 Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events:

(a) the determination of the Board of Managers;

(b) at such time as there are no Members;

(c) the entry of a decree of judicial dissolution under the Act; or

(d) the sale or disposition of all or substantially all of the Property.

Notwithstanding the foregoing, the prior written consent of CS shall be required for any dissolution of the Company prior to August 17, 2011, if in such dissolution the proceeds that would be paid to CS would be less than $1,500,000. From and after August 17, 2011, the preceding sentence shall be of no further force or effect.

Section 13.3 Notice of Dissolution. Upon the dissolution of the Company, the Board of Managers shall promptly notify the Members of such dissolution.

Section 13.4 Liquidation.

(a) Upon dissolution of the Company, the Board of Managers (in such capacity, the "Liquidating Trustee") shall carry out the winding up of the Company and shall immediately commence to wind up the Company's affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation. The proceeds of liquidation shall be distributed in the following order and priority:

(i) first, to payment of all expenses and debts of the Company and setting up of such reserves as the Board of Managers reasonably deems necessary to wind up the Company's affairs and to provide for any contingent liabilities or obligations of the Company; provided that the unpaid principal of and interest on any loans made to the Company by Members (and their Affiliates), and by Members deemed to have made Deficiency Loans pursuant to Section 4.1 hereof, shall be distributed pro rata to the Members (and their Affiliates) who made such loans, in proportion to the total amount of principal and interest payable on such loans, such distributions being treated first as a payment of accrued interest on such loans and next as in payment of principal on such loans; and

(ii) second, the balance to the Members in accordance with the positive balances remaining in their Capital Accounts.

(b) Profits and Losses of the Company following the date of dissolution shall be determined in accordance with the provisions of this Agreement and shall be credited or charged to the Capital Accounts of the Members pursuant to Article IX in the same manner as Profits and Losses of the Company would have been credited or charged if there were no termination, dissolution and liquidation. Any taxable gain or any loss upon the sale, transfer, or other disposition of Company assets following the date of dissolution shall also be allocated to the Members in accordance with the allocation of Profits and Losses set forth in Article 9 in the same manner as Profits and Losses of the Company would have been credited or charged if there were no termination, dissolution and liquidation.

Section 13.5 Termination. The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article XIII and the Certificate shall have been canceled in the manner required by the Act.

Section 13.6 Claims of the Members or Third Parties. The Members and former Members shall look solely to the Company's assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Members and former Members shall have no recourse against the Company or any other Member; provided, however, that nothing contained herein shall be deemed to limit the rights of a Member under applicable law. In the event any Member has a deficit balance in its Capital Account at the time of the Company's dissolution, it shall not be required to restore such account to a positive balance or otherwise make any payments to the Company or its creditors or other third parties in respect of such deficiency.

Section 13.7 Distributions In-Kind. If any assets of the Company shall be distributed in kind, such assets shall be distributed to the Member(s) entitled thereto as tenants-in-common in the same proportions as such Member(s) would have been entitled to cash distributions if (i) such assets had been sold for cash by the Company at the fair market value of such property (taking the Gross Asset Value definition herein and Code Section 7701(g) into account) on the date of distribution; (ii) any unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Accounts previously) that would be realized by the Company from such sale were allocated among the Member(s) as Profits or Losses in accordance with this Agreement; and (iii) the cash proceeds were distributed to the Member(s) in accordance this Article XIII. The Capital Accounts of the Member(s) shall be increased by the amount of any unrealized income or gain inherent in such property or decreased by the amount of any loss or deduction inherent in such property that would be allocable to them, and shall be reduced by the fair market value of the assets distributed to them under the preceding sentence.

ARTICLE XIV

MISCELLANEOUS

Section 14.1 Notices. All notices provided for in this Agreement shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by registered or certified mail or by recognized overnight delivery or courier service (e.g., Federal Express), as follows:

(a) if given to the Company, in care of the Board of Managers at the principal place of business of the Company set forth in Section 2.5 hereof.

(b) if given to any Member, at the address such Member may hereafter designate by written notice to the Company.

Section 14.2 Failure to Pursue Remedies. The failure of any party to seek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 14.3 Cumulative Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

Section 14.4 Binding Effect. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, legal representatives and assigns.

Section 14.5 Interpretation. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. All references herein to "Articles," "Sections" and "Paragraphs" shall refer to corresponding provisions of this Agreement.

Section 14.6 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

Section 14.7 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

Section 14.8 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 14.9 Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

Section 14.10 Dealings in Good Faith; Best Efforts. Except as otherwise expressly set forth herein, each party hereto agrees to act in good faith with respect to the other party in exercising its rights and discharging its obligations under this Agreement. Each party further agrees to use its best efforts to ensure that the purposes of this Agreement are realized and to take all steps as are reasonable in order to implement the operational provisions of this Agreement. Each party agrees to execute, acknowledge, if necessary, deliver and file any document or instrument necessary or advisable to realize the purposes of this Agreement.

Section 14.11 Partition of the Property. Each Member agrees that it shall have no right to partition the Property, or any portion thereof, and each Member agrees that it shall not make application to any court or authority having jurisdiction in the matter to commence or prosecute any action or proceeding for partition of the Property, or any portion thereof. Upon the breach of this Section by any Member, the other Member, in addition to all other rights and remedies in law and equity, shall be entitled to a decree or order dismissing application, action or proceeding.

Section 14.12 Third Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed, to confer upon or give any person, firm or corporation other than the parties hereto, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in their being deemed a third party beneficiary of this Agreement.

Section 14.13 Tax Disclosure Authorization Notwithstanding anything herein to the contrary, the Member (and each Affiliate and Person acting on behalf of any Member) agree that each Member (and each employee, representative, and other agent of such Member) may disclose to any and all Persons, without limitation of any kind, the transaction's tax treatment and tax structure (as such terms are used in Sections 6011 and 6112 of the Code and the Treasury Regulations thereunder) contemplated by this agreement and all materials of any kind (including opinions or other tax analyses) provided to such Member or such Person relating to such tax treatment and tax structure, except to the extent necessary to comply with any applicable federal or state securities laws.

[Signatures continued on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.



James C. Wiandt



Donald Friedman

____

Fernando Rivera



Matthew Hougan

Charter Financial Publishing Network

By:____________________________

____

Kevin T. Gannon

____

Peter G. Hussey

____

Caren Paradise Kohl

____

Christian W. Magoon

____

Robert R. Paradise

____

Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

____
James C. Wiandt

____
Donald Friedman


____
Fernando Rivera

____
Matthew Hougan

Charter Financial Publishing Network

By:____________________________

____
Kevin T. Gannon

____
Peter G. Hussey

____
Caren Paradise Kohl

____
Christian W. Magoon

____
Robert R. Paradise

____
Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

James C. Wiandt

Donald Friedman

Fernando Rivera

Matthew Hougan

Charter Financial Publishing Network



By: ______________________

Kevin T. Gannon

Peter G. Hussey

Caren Paradise Kohl

Christian W. Magoon

Robert R. Paradise

Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

____
James C. Wiandt

____
Donald Friedman

____
Fernando Rivera

____
Matthew Hougan

Charter Financial Publishing Network

By:____________________________



Kevin T. Gannon

____
Peter G. Hussey

____
Caren Paradise Kohl

____
Christian W. Magoon

____
Robert R. Paradise

____
Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

____
James C. Wiandt

____
Donald Friedman

____
Fernando Rivera

____
Matthew Hougan

Charter Financial Publishing Network

By:__________________________

____
Kevin T. Gannon


Peter G. Hussey

____
Caren Paradise Kohl

____
Christian W. Magoon

____
Robert R. Paradise

____
Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

____
James C. Wiandt

____
Donald Friedman

____
Fernando Rivera

____
Matthew Hougan

Charter Financial Publishing Network

By:______________________________

____
Kevin T. Gannon

____
Peter G. Hussey


____
Caren Paradise Kohl

____
Christian W. Magoon

____
Robert R. Paradise

____
Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

James C. Wiandt

Donald Friedman

Fernando Rivera

Matthew Hougan

Charter Financial Publishing Network

By:________________________

Kevin T. Gannon

Peter G. Hussey

Caren Paradise Kohl



Christian W. Magoon

Robert R. Paradise

Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

James C. Wiandt

Donald Friedman

Fernando Rivera

Matthew Hougan

Charter Financial Publishing Network

By:

Kevin T. Gannon

Peter G. Hussey

Caren Paradise Kohl

Christian W. Magoon



Robert R. Paradise

Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

____
James C. Wiandt

____
Donald Friedman

____
Fernando Rivera

____
Matthew Hougan

Charter Financial Publishing Network

By:__________________________

____
Kevin T. Gannon

____
Peter G. Hussey

____
Caren Paradise Kohl

____
Christian W. Magoon

____
Robert R. Paradise



____
Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Marital Trust created under the Rivera Family Trusts

By:  and



____
Marilyn D. Rogala

____
Steven A. Schoenfeld

____
Evan G. Simonoff

____
Dave R. Smith

JS Squared Holdings LLC (Formerly Julie Southard Trust)

By:_______________________

____
Charlie Stroller

____
Lisa Stroller

ATL 19290995v1

Fernando R. Rivera


Marilyn D. Rogala

Steven A. Schoenfeld

Evan G. Simonoff

Dave R. Smith

JS Squared Holdings LLC (Formerly Julie Southard Trust)

By:____________________________

Charlie Stroller

Lisa Stroller

UA 12-03-1997 John A. And Catherine D. Wiandt Revocable Living Trust

By:____________________________

Fernando R. Rivera

Marilyn D. Rogala



Steven A. Schoenfeld

Evan G. Simonoff

Dave R. Smith

JS Squared Holdings LLC (Formerly
Julie Southard Trust)

By:______________________________

Charlie Stroller

Lisa Stroller

UA 12-03-1997 John A. And Catherine D. Wiandt
Revocable Living Trust

By:______________________________

Fernando R. Rivera

Marilyn D. Rogala

Steven A. Schoenfeld



Evan G. Simonoff



Dave R. Smith

JS Squared Holdings LLC (Formerly
Julie Southard Trust)

By:________________________



Charlie Stroller



Lisa Stroller

UA 12-03-1997 John A. And Catherine D. Wiandt
Revocable Living Trust

By:________________________

Fernando R. Rivera

Marilyn D. Rogala

Steven A. Schoenfeld

Evan G. Simonoff

Dave R. Smith

JS Squared Holdings LLC (Formerly Julie Southard Trust)

By:______________________________

Charlie Stroller

Lisa Stroller

UA 12-03-1997 John A. And Catherine D. Wiandt Revocable Living Trust

By: Catherine D. Wiandt

Credit Suisse First Boston Next Fund, Inc.



By:______________________
Name: Alan Freudenstein
Title: V.P.

Bendigo Holdings IV LLC

By:______________________
Name:______________________
Title:______________________

Rodber Investments Ltd.

By:______________________
Name:______________________
Title:______________________

CHJ Capital

By:______________________
Name:______________________
Title:______________________

Credit Suisse First Boston Next Fund, Inc.

By:____________________________
Name:__________________________
Title:___________________________

Bendigo Holdings IV LLC


DocuSigned by:
2C2468DF25DD49E

By:____________________________
Name: Morgan Dunbar
Title: Partner

Rodber Investments Ltd.

By:____________________________
Name:__________________________
Title:___________________________

CHJ Capital

By:____________________________
Name:__________________________
Title:___________________________

Credit Suisse First Boston Next Fund, Inc.

By:__________________________
Name:________________________
Title:_________________________

Bendigo Holdings IV LLC

By:__________________________
Name:________________________
Title:_________________________

Rodber Investments Ltd.



By:__________________________
Name:________________________
Title:_________________________

CHJ Capital

By:__________________________
Name:________________________
Title:_________________________

Credit Suisse First Boston Next Fund, Inc.

By:______________________________
Name:____________________________
Title:____________________________

Bendigo Holdings IV LLC

By:______________________________
Name:____________________________
Title:____________________________

Rodber Investments Ltd.

By:______________________________
Name:____________________________
Title:____________________________

CHJ Capital


By:______________________________
Name:____________________________
Title:____________________________

SCHEDULE A

IndexUniverse LLC
Capitalization Table
As of July 31, 2013

		Primary Units	Approximate % Primary Units	Approximate % Fully-Diluted Units	Capital Contributions
Partners					
James Wiandt	b	479,904	34.73%	31.98%	228,727
Donald Friedman		149,300	10.81%	9.95%	153,000
Fernando Rivera Jr.		60,700	4.39%	4.05%	66,300
Matthew Hougan		23,300	1.69%	1.55%	25,500
Investors					
Charter Financial Publishing Network		122,007	8.83%	8.13%	1,250,000
Peter Hussey	a	15,000	1.09%	1.00%	150,000
Kevin Gannon	a	10,000	0.72%	0.67%	100,000
David & Kimberly Smith	a	6,000	0.43%	0.40%	60,000
Charlie Stroller	a	5,000	0.36%	0.33%	50,000
Lisa Stroller	a	5,000	0.36%	0.33%	50,000
Andrew Pedersen	a	5,000	0.36%	0.33%	50,000
Evan Simonoff	a	3,000	0.22%	0.20%	30,000
Marilyn Rogala	a	2,500	0.18%	0.17%	25,000
Caren Paradise Kohl	a	2,500	0.18%	0.17%	25,000
Robert Paradise		2,500	0.18%	0.17%	25,000
JS Squared Holdings LLC		25,000	1.81%	1.67%	250,000
Christian Magoon		10,000	0.72%	0.67%	100,000
Rivera Family Trusts	b	38,204	2.77%	2.55%	400,000
Steven Schoenfeld	b	14,401	1.04%	0.96%	150,000
Credit Suisse First Boston Next Fund, Inc.		150,000	10.86%	10.00%	1,500,000
Bendigo Holding IV LLC		23,500	1.70%	1.57%	235,000
Catherine D. Wiandt	b	8,803	0.64%	0.59%	100,000
CHJ Capital	b	66,021	4.78%	4.40%	750,000
Rodber Investments Ltd	b	154,049	11.15%	10.27%	1,750,000
Total Units		1,381,690	100.00%		7,523,527
Options granted as of June 30, 2013		118,850			
Authorized but unissued options		81,150			

a Affiliated with Charter Financial Advisors
b Units after anticipated July 2013 investment round

ATL 19290995v1

Exhibit C

Constitución de la Compañía of Index

(Attached)



NOTARIA TRIGESIMA SEPTIMA

HR

DR. ROBERTO DUEÑAS MERA

COPIA PRIMERA

DE: PROTOCOLIZACIÓN DE LA PRIMERA COPIA DE LA CONSTITUCIÓN DE LA COMPAÑÍA INDEXPUBS SOCIEDAD ANÓNIMA

OTORGADO POR: OTORGADA POR FERNANDO ERNESTO RIVERA ZEPEDA Y CLARA MERCEDES ZEPEDA SÁNCHEZ; Y, MÁS DOCUMENTOS

A FAVOR DE:

EL: 01 DE FEBRERO DEL 2.008

PARROQUIA:

CUANTIA: INDETERMINADA

Quito, a 01 de FEBRERO de 2.008

AV. REPUBLICA 476 Y DIEGO DE ALMAGRO
EDIFICIO: PRESIDENTE
4TO. Piso
TELEFONOS: 254 - 9425 / 222-2870
TELEFAX. 290 - 7122
E-mail: notaria37@access.net.ec


NOTARIA

ESCRITURA PÚBLICA DE CONSTITUCIÓN DE LA COMPAÑÍA INDEXPUBS SOCIEDAD ANÓNIMA

OTORGADA POR FERNANDO ERNESTO RIVERA ZEPEDA Y CLARA MERCEDES ZEPEDA SANCHEZ

CUANTIA: USD $ 1.000,00

QUITO, 15 DE ENERO DEL AÑO 2008

&&&&&&&&&&&&&&&&&

DI: 03 COPIAS +1

JP


NOTARIA

ESCRITURA DE CONSTITUCION DE LA COMPAÑÍA INDEXPUBS S.A.

OTORGADA POR:

FERNANDO ERNESTO RIVERA ZEPEDA

Y

CLARA MERCEDES ZEPEDA SANCHEZ

CUANTIA: USD 1.000

DI: COPIAS

&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&

EN LA CIUDAD DE QUITO, DISTRITO METROPOLITANO, CAPITAL DE LA REPUBLICA DEL ECUADOR EL DIA DE HOY MARTES (15) QUINCE DE ENERO DEL AÑO DOS MIL OCHO, ANTE MI DOCTOR **ROBERTO DUEÑAS MERA**, NOTARIO TRIGESIMO SEPTIMO DEL CANTÓN QUITO COMPARECEN A LA SUSCRIPCION DE LA PRESENTE ESCRITURA PÚBLICA DE **CONSTITUCIÓN DE UNA SOCIEDAD ANÓNIMA** EL SEÑOR FERNANDO ERNESTO RIVERA ZEPEDA Y LA SEÑORA CLARA MERCEDES ZEPEDA SÁNCHEZ, TODOS POR SUS PROPIOS Y PERSONALES DERECHOS. LOS COMPARECIENTES SON DE NACIONALIDAD ECUATORIANA EL PRIMERO Y ESTADOUNIDENSE LA SEGUNDA, INTELIGENTE EN EL IDIOMA CASTELLANO, MAYORES DE EDAD, DE ESTADO CIVIL CASADOS, DOMICILIADOS EN LA CIUDAD DE QUITO, LEGALMENTE CAPACES PARA CONTRATAR Y OBLIGARSE, A QUIENES DE CONOCER DOY FE, EN VIRTUD DE HABERME EXHIBIDO SUS CEDULAS DE CIUDADANIA E IDENTIDAD RESPECTIVAMENTE, CUYA COPIA FOTOSTÁTICA DEBIDAMENTE CERTIFICADA POR MI EL NOTARIO SE AGREGA. ADVERTIDO QUE


NOTARIA

EFECTOS Y RESULTADOS DE ESTA ESCRITURA, ASI ... EXAMINADOS QUE FUERON EN FORMA AISLADA Y SEPARADA DE QUE COMPARECEN AL OTORGAMIENTO DE ESTA ESCRITURA SIN COACCION, AMENAZAS, TEMOR REVERENCIAL NI PROMESA O SEDUCCION, ME PIDEN QUE ELEVE A ESCRITURA PUBLICA EL TEXTO DE LA MINUTA QUE ME PRESENTAN CUYO TENOR LITERAL QUE SE TRANSCRIBE A CONTINUACION ES EL SIGUIENTE: "**SEÑOR NOTARIO**: EN EL REGISTRO DE ESCRITURAS PÚBLICAS A SU CARGO, SÍRVASE INSERTAR UNA DE CONSTITUCIÓN DE UNA SOCIEDAD ANÓNIMA, DE CONFORMIDAD CON LAS CLÁUSULAS QUE SON DEL SIGUIENTE TENOR: **CLÁUSULA PRIMERA: COMPARECIENTES.-** COMPARECEN AL OTORGAMIENTO DEL PRESENTE CONTRATO DE CONSTITUCIÓN DE UNA SOCIEDAD ANÓNIMA LA SEÑORA CLARA MERCEDES ZEPEDA SANCHEZ Y EL SEÑOR FERNANDO ERNESTO RIVERA ZEPEDA. LOS COMPARECIENTES SON DE NACIONALIDAD ESTADOUNIDENSE LA PRIMERA Y ECUATORIANA EL SEGUNDO, MAYORES DE EDAD, DE ESTADO CIVIL CASADOS, DOMICILIADOS EN LA CIUDAD DE QUITO, DISTRITO METROPOLITANO; HÁBILES PARA CONTRATAR Y OBLIGARSE, QUIENES COMPARECEN POR SUS PROPIOS Y PERSONALES DERECHOS Y MANIFIESTAN QUE ES SU VOLUNTAD UNIR SUS CAPITALES PARA CONSTITUIR, COMO EN EFECTO LO HACEN, UNA SOCIEDAD ANÓNIMA AJUSTADA A LOS PRECEPTOS DE LA LEY DE COMPAÑÍAS Y AL ESTATUTO QUE CONSTA EN LAS CLÁUSULAS SIGUIENTES: **CLÁUSULA SEGUNDA: ESTATUTO DE LA COMPAÑÍA INDEXPUBS S.A. TITULO PRIMERO.- DENOMINACIÓN, NACIONALIDAD, DOMICILIO, PLAZO Y OBJETO.- ARTÍCULO PRIMERO: DENOMINACIÓN.-** LA COMPAÑÍA SE DENOMINARÁ **INDEXPUBS S.A.** DENOMINACIÓN QUE LA UTILIZARÁ PARA TODAS SUS OPERACIONES.- **ARTÍCULO SEGUNDO: NACIONALIDAD.-** LA COMPAÑÍA QUE SE CONSTITUYE ES DE NACIONALIDAD ECUATORIANA Y SE REGIRÁ A LAS LEYES ECUATORIANAS Y AL PRESENTE ESTATUTO.- **ARTÍCULO TERCERO: DOMICILIO.-** EL DOMICILIO PRINCIPAL DE LA COMPAÑÍA ES LA


NOTARIA

CIUDAD DE QUITO, DISTRITO METROPOLITANO, SIN PERJUICIO DE QUE SE PUEDAN ESTABLECER SUCURSALES O AGENCIAS EN UNO O MÁS LUGARES DENTRO O FUERA DE LA REPÚBLICA DEL ECUADOR.- **ARTÍCULO CUARTO: PLAZO**.- LA COMPAÑÍA TENDRÁ UN PLAZO DE DURACIÓN DE CINCUENTA (50) AÑOS CONTADOS A PARTIR DE LA FECHA DE INSCRIPCIÓN EN EL REGISTRO MERCANTIL, SIN EMBARGO, LA JUNTA GENERAL, CONVOCADA EXPRESAMENTE PARA EL EFECTO, PODRÁ DISOLVERLA EN CUALQUIER TIEMPO O PRORROGAR EL PLAZO DE DURACIÓN.- **ARTÍCULO QUINTO: OBJETO.-** LA SOCIEDAD TENDRÁ POR OBJETO LO SIGUIENTE: **A)** DISEÑO, ALOJAMIENTO, MANTENIMIENTO DE PAGINAS WEB; **B)** PROGRAMACION DE BASES DE DATOS; **C)** ASESORIA EN PROMOCION, MARKETING Y COMERCIO ELECTRONICO (E-COMMERCE); **D)** DISEÑO, INSTALACION Y MANTENIMIENTO DE REDES INTERNAS; **E)** ADIESTRAMIENTO EN EL AREA SE COMPUTACIÓN Y USO DE INTERNET; **F)** PRESTACION DE SERVICIOS RELACIONADOS CON LA TECNOLOGIA DE LA INFORMATICA Y COMERCIO ELECTRONICO. - LA COMPAÑÍA NO PODRÁ DEDICARSE A LA INTERMEDIACIÓN FINANCIERA NI A LA COMPRA DE CARTERA BAJO NINGUNA MODALIDAD.- PARA EL DESARROLLO DE SU OBJETO SOCIAL LA SOCIEDAD PODRÁ CELEBRAR TODA CLASE DE ACTOS O CONTRATOS PERMITIDOS POR LAS LEYES ECUATORIANAS QUE SEAN NECESARIOS PARA EL CUMPLIMIENTO DE SU OBJETO SOCIAL.- **TITULO SEGUNDO.- DEL CAPITAL Y LAS ACCIONES.- ARTÍCULO SEXTO: EL CAPITAL AUTORIZADO.-** EL CAPITAL AUTORIZADO DE LA COMPAÑÍA ES DE **DOS MIL 00/100 DÓLARES (USD $ 2.000,00) DE LOS ESTADOS UNIDOS DE AMÉRICA** MONTO HASTA EL CUAL SE PODRÁ DISPONER LA SUSCRIPCIÓN Y EMISIÓN DE ACCIONES. LA JUNTA GENERAL PODRÁ ELEVAR EN CUALQUIER MOMENTO EL CAPITAL AUTORIZADO PREVIO EL CUMPLIMIENTO DE LAS FORMALIDADES LEGALES Y ESTATUTARIAS.- **ARTÍCULO SÉPTIMO: EL CAPITAL SUSCRITO.-** EL CAPITAL SUSCRITO DE LA COMPAÑÍA ES DE **MIL**


NOTARIA
37

AMÉRICA, DIVIDIDO EN MIL (1000) ACCIONES ORDINARIAS NOMINATIVAS, IGUALES E INDIVISIBLES DE UN DÓLAR (USD $ 1,00) CADA UNA, REPRESENTADAS POR TÍTULOS NEGOCIABLES QUE A SU VEZ PODRÁN CORRESPONDER A UNA O MÁS ACCIONES,.- **ARTÍCULO OCTAVO: DE LAS ACCIONES**.- CADA TÍTULO PODRÁ REPRESENTAR UNA O MÁS ACCIONES. TANTO LOS TÍTULOS COMO LAS ACCIONES DEBERÁN SER ENUMERADAS Y CADA ACCIÓN LIBERADA DARÁ DERECHO A UN VOTO EN JUNTA GENERAL. LA NUMERACIÓN DE LAS ACCIONES SERÁ DE CERO CERO UNO (001) EN ADELANTE. LOS TÍTULOS ACCIÓN SE ESCRIBIRÁN EN IDIOMA CASTELLANO, CONTENDRÁN LAS DECLARACIONES EXIGIDAS POR LA LEY DE COMPAÑÍAS Y DEBERÁN ESTAR FIRMADAS POR EL PRESIDENTE Y EL GERENTE GENERAL DE LA COMPAÑÍA. CADA VEZ QUE SE PROCEDA A REALIZAR UNA NUEVA SUSCRIPCIÓN DE CAPITAL, HASTA LLEGAR AL CAPITAL AUTORIZADO, LA COMPAÑÍA EMITIRÁ NUEVOS TÍTULOS QUE REPRESENTEN LAS ACCIONES ADICIONALES O A SU VEZ EMITIRÁ ACCIONES SUSTITUTIVAS INCORPORANDO EN LOS NUEVOS TÍTULOS, LAS ACCIONES ANTERIORES COMO A LAS ACCIONES DE LA NUEVA EMISIÓN. EN CASO DE PÉRDIDA O DESTRUCCIÓN DE UN TÍTULO ACCIÓN, LA COMPAÑÍA LO DECLARARÁ NULO Y EMITIRÁ UNO NUEVO DESPUÉS DE HABER TRANSCURRIDO TREINTA (30) DÍAS DESDE LA ÚLTIMA PUBLICACIÓN POR LA PRENSA, EN UNO DE LOS DIARIOS DE MAYOR CIRCULACIÓN DEL DOMICILIO PRINCIPAL DE LA COMPAÑÍA, QUE DEBERÁN HACERSE DE PARTE DE LA MISMA Y SIEMPRE QUE NO SE HAYA PRESENTADO RECLAMO ALGUNO SOBRE LA PROPIEDAD DEL TÍTULO EN MENCIÓN. LOS GASTOS QUE DEMANDE ESTE TRÁMITE SERÁN PAGADOS POR PARTE DEL INTERESADO. **ARTÍCULO NOVENO.- SUSCRIPCIÓN Y PAGO DE CAPITAL.-** LOS ACCIONISTAS CANCELAN EN NUMERARIO ÚNICAMENTE EL CINCUENTA POR CIENTO (50 %) DEL CAPITAL SOCIAL COMO SE DESPRENDE DEL CUADRO DE INTEGRACIÓN DE CAPITAL QUE ACONTINUACION SE DETALLA:----------
----


NOTARIA
7

Accionista	Nacionalidad	Capital Suscrito	Capital Pagado	Capital Por pagar	No. acciones	
Clara Mercedes Zepeda Sánchez	Estadounidense	USD 100,00	USD 50,00	USD 50,00	100	10%
Fernando Ernesto Rivera Zepeda	Ecuatoriana	USD 900,00	USD 450,00	USD 450,00	900	90%
Total		USD 1.000,00	USD 500,00	USD 500,00	1000	100%

EL CINCUENTA POR CIENTO (50%) RESTANTE, ES DECIR QUINIENTOS 00/100 DÓLARES (USD $500,00) DE LOS ESTADOS UNIDOS DE AMÉRICA, LOS ACCIONISTAS SE COMPROMETEN A PAGARLO DENTRO DEL PLAZO DE UN AÑO CONTADO A PARTIR DE LA FECHA DE INSCRIPCIÓN DE LA COMPAÑÍA EN EL REGISTRO MERCANTIL. POR EL CAPITAL PAGADO EN NUMERARIO, DE ACUERDO AL DETALLE SEÑALADO ANTERIORMENTE, SE ADJUNTA EL CERTIFICADO DE DEPÓSITO BANCARIO EN LA CUENTA DE INTEGRACIÓN DE CAPITAL, PARA QUE SE AGREGUE COMO PARTE INTEGRANTE DE ESTA ESCRITURA. LA INVERSIÓN QUE REALIZAN LOS ACCIONISTAS ES DE CARÁCTER NACIONAL.- **TITULO TERCERO.- ESTRUCTURA ADMINISTRATIVA: JUNTA GENERAL Y ADMINISTRADORES.- ARTÍCULO DÉCIMO: ESTRUCTURA ADMINISTRATIVA.-** LA COMPAÑÍA ESTARÁ GOBERNADA POR LA JUNTA GENERAL DE ACCIONISTAS Y POR TANTO SERÁ EL ORGANO SUPREMO. EL PRESIDENTE SE ENCARGARA DE PRESIDIR LA JUNTA GENERAL; Y, EL GERENTE GENERAL EJERCERÁ LA REPRESENTACIÓN LEGAL, JUDICIAL Y EXTRAJUDICIAL.- **CAPITULO PRIMERO.- DE LA JUNTA GENERAL.- ARTÍCULO DÉCIMO PRIMERO: DE LA JUNTA GENERAL DE ACCIONISTAS.-** LA JUNTA GENERAL, FORMADA POR LOS ACCIONISTAS DE LA COMPAÑÍA LEGALMENTE CONVOCADOS Y REUNIDOS, ES LA MÁXIMA AUTORIDAD Y ÓRGANO SUPREMO DE LA MISMA. LAS DECISIONES TOMADAS POR LA JUNTA GENERAL DE


NOTARIA

DE UN MISMO MANDANTE EN SENTIDO DISTINTO, PERO LA PERSONA QUE SEA MANDATARIO DE VARIOS ACCIONISTAS PUEDE VOTAR EN SENTIDO DIFERENTE EN REPRESENTACIÓN DE CADA UNO DE SUS MANDANTES. LOS ADMINISTRADORES DE LA COMPAÑÍA NO PODRÁN SER REPRESENTANTES CONVENCIONALES.- **ARTÍCULO DÉCIMO QUINTO: DEL QUÓRUM Y MAYORÍA**.- EN TODO LO RELATIVO AL QUÓRUM PARA LA INSTALACIÓN DE LA JUNTA GENERAL, SE ESTARÁ A LO DISPUESTO POR LA LEY DE COMPAÑÍAS. LAS RESOLUCIONES DE LA JUNTA GENERAL SERÁN TOMADAS POR MAYORÍA DE VOTOS DEL CAPITAL PAGADO CONCURRENTE, SALVO LAS EXCEPCIONES PREVISTAS EN LA LEY DE COMPAÑÍAS Y EN ESTE ESTATUTO. LOS VOTOS EN BLANCO Y LAS ABSTENCIONES SE SUMARÁN A LA MAYORÍA.- **ARTÍCULO DÉCIMO SEXTO: DE LA DIRECCIÓN Y LAS ACTAS**.- LAS JUNTAS GENERALES SERÁN PRESIDIDAS POR EL PRESIDENTE O POR QUIEN ESTUVIERE HACIENDO SUS VECES, O SI SE ACORDARE, SERÁN DIRIGIDAS POR LA PERSONA ELEGIDA POR LA MISMA JUNTA PARA EL EFECTO. EN LA JUNTA GENERAL ACTUARA COMO SECRETARIO EL GERENTE GENERAL O LA PERSONA AD-HOC QUE FUERE ELEGIDA PARA EL EFECTO POR LA JUNTA GENERAL. LAS ACTAS SERÁN RESUMIDAS, SE EXTENDERÁN A MÁQUINA O COMPUTADORA, EN HOJAS MÓVILES, LAS MISMAS QUE SERÁN FOLIADAS Y CON NUMERACIÓN CONTINUA Y SUCESIVA, RUBRICADAS UNA POR UNA POR EL SECRETARIO Y FIGURARÁN UNA A CONTINUACIÓN DE OTRA. EL ACTA DE LAS DELIBERACIONES Y ACUERDOS DE LA JUNTA GENERAL LLEVARÁ LAS FIRMAS DE QUIENES HUBIEREN ACTUADO COMO PRESIDENTE, SECRETARIO Y DE LOS ACCIONISTAS CONCURRENTES A LA JUNTA DE QUE SE TRATE.- **ARTÍCULO DÉCIMO SÉPTIMO: DE LAS ATRIBUCIONES**.- SON ATRIBUCIONES DE LA JUNTA GENERAL DE ACCIONISTAS: A) DESIGNAR AL PRESIDENTE Y GERENTE GENERAL DE LA COMPAÑÍA Y A LOS COMISARIOS PRINCIPAL Y SUPLENTE; QUIENES PUEDEN SER ACCIONISTAS O NO DE LA COMPAÑÍA; B) CONOCER Y APROBAR EL BALANCE GENERAL, QUE IRÁ ACOMPAÑADO DEL ESTADO DE


NOTARIA
37

ESTATUTO, OBLIGA A TODOS LOS ACCIONISTAS, INCLUSO A LOS AUSENTES Y DISIDENTES, SIN PERJUICIO DEL DERECHO DE IMPUGNACIÓN.- **ARTÍCULO DÉCIMO SEGUNDO: CLASES DE JUNTAS.**- LAS JUNTAS GENERALES DE ACCIONISTAS SERÁN ORDINARIAS O EXTRAORDINARIAS. LAS ORDINARIAS SE REUNIRÁN UNA VEZ AL AÑO, DENTRO DE LOS TRES MESES POSTERIORES A LA FINALIZACIÓN DEL EJERCICIO ECONÓMICO DE LA COMPAÑÍA. LAS EXTRAORDINARIAS, CUANDO ASÍ LO RESUELVA EL PRESIDENTE O EL GERENTE GENERAL DE LA COMPAÑÍA Y EN LOS DEMÁS CASOS CONTEMPLADOS EN LA LEY DE COMPAÑÍAS Y EN ESTE ESTATUTO. LA JUNTA GENERAL TAMBIÉN PODRÁ REUNIRSE DE CONFORMIDAD CON LO PRESCRITO CON EL ARTÍCULO DOSCIENTOS TREINTA Y OCHO DE LA LEY DE COMPAÑÍAS.- **ARTÍCULO DÉCIMO TERCERO.- DE LA CONVOCATORIA.**- SIN PERJUICIO DE LAS ATRIBUCIONES QUE SOBRE ESTE PUNTO RECONOCE LA LEY AL SUPERINTENDENTE DE COMPAÑÍAS, LA CONVOCATORIA A JUNTA GENERAL LA HARÁ, POR LA PRENSA, EL PRESIDENTE O EL GERENTE GENERAL CON OCHO DIAS DE ANTICIPACIÓN, POR LO MENOS, AL DIA FIJADO PARA LA REUNIÓN SIN CONTAR PARA EL EFECTO CON EL DIA A CELEBRARSE LA REUNIÓN. LOS ACCIONISTAS QUE RESIDAN FUERA DEL DOMICILIO PRINCIPAL DE LA COMPAÑÍA, PODRÁN SER CONVOCADOS MEDIANTE FAX, CORREO EXPRESO, CORREO ELECTRÓNICO, CURRIER Y/O POR CUALQUIER OTRO MEDIO CONOCIDO O POR CONOCERSE. EN TODO LO DEMÁS SE ESTARÁ A LO DISPUESTO EN LA LEY DE COMPAÑÍAS.- **ARTÍCULO DÉCIMO CUARTO: REPRESENTACIÓN ANTE LA COMPAÑÍA.**- LOS ACCIONISTAS PODRÁN HACERSE REPRESENTAR ANTE LA JUNTA GENERAL DE ACCIONISTAS PARA EJERCER SUS DERECHOS Y ATRIBUCIONES, MEDIANTE PODER NOTARIAL O MEDIANTE CARTA - PODER DIRIGIDA AL PRESIDENTE O AL GERENTE GENERAL. CADA ACCIONISTA NO PODRÁ HACERSE REPRESENTAR SINO POR SOLO UN MANDATARIO A LA VEZ, CUALQUIERA QUE SEA EL NÚMERO DE SUS ACCIONES. ASÍ MISMO, EL MANDATARIO NO PUEDE VOTAR EN REPRESENTACIÓN DE OTRA U OTRAS ACCIONES


NOTARIA

COMO SECRETARIO EN LAS SESIONES DE JUNTA GENERAL DE LA COMPAÑÍA; **B)** SUSCRIBIR CONJUNTAMENTE CON EL PRESIDENTE LOS TÍTULOS DE ACCIONES DE LA COMPAÑÍA; **C)** REPRESENTAR LEGAL JUDICIAL Y EXTRAJUDICIALMENTE A LA COMPAÑÍA EN FORMA INDIVIDUAL; **D)** ADMINISTRAR LA COMPAÑÍA CON LAS ATRIBUCIONES QUE LE CONFIEREN LA LEY DE COMPAÑÍAS Y EL PRESENTE ESTATUTO; **E)** REALIZAR TODOS LOS ACTOS DE ADMINISTRACIÓN Y GESTIÓN DIARIA ENCAMINADOS A LAS CONSECUCIÓN DEL OBJETO SOCIAL DE LA COMPAÑÍA; **F)** EJERCER Y CUMPLIR TODAS LAS ATRIBUCIONES Y DEBERES QUE RECONOCE Y CONFIERE LA LEY, EL PRESENTE ESTATUTO Y LA JUNTA GENERAL, ASÍ COMO TODAS AQUELLAS QUE SEAN INHERENTES A SU FUNCIÓN Y NECESARIAS PARA EL CABAL CUMPLIMIENTO DE SU COMETIDO.- **TITULO CUARTO.- DE LA FISCALIZACIÓN.- ARTÍCULO VIGÉSIMO: DEL COMISARIO.-** LA JUNTA GENERAL, EN SU REUNIÓN ORDINARIA ANUAL, NOMBRARÁ COMISARIO PRINCIPAL Y SU RESPECTIVO SUPLENTE. LA DESIGNACIÓN DE ESTOS FUNCIONARIOS SE HARÁ POR EL PERÍODO DE UN AÑO Y PODRÁN SER REELEGIDOS INDEFINIDAMENTE. AL COMISARIO LE CORRESPONDE EL EXAMEN DE LA CONTABILIDAD, SUS JUSTIFICACIONES, ASÍ COMO EL ESTUDIO DEL ESTADO ECONÓMICO Y FINANCIERO DE LA COMPAÑÍA, PARA LO CUAL EJERCERÁ LAS ATRIBUCIONES Y DEBERES SEÑALADAS EN LA LEY DE COMPAÑÍAS Y LAS QUE LE IMPUSIERE LA JUNTA GENERAL DE ACCIONISTAS.- **ARTÍCULO VIGÉSIMO PRIMERO: BALANCE GENERAL E INVENTARIO.-** EL TREINTA Y UNO DE DICIEMBRE DE CADA AÑO, SE CERRARÁ EL EJERCICIO ECONÓMICO ANUAL Y SE HARÁ UN INVENTARIO A ESA FECHA DE LOS BIENES SOCIALES.- **TITULO QUINTO.- DEL FONDO DE RESERVA Y DE LAS UTILIDADES.- ARTÍCULO VIGÉSIMO SEGUNDO: DE LA RESERVA LEGAL.-** LA RESERVA LEGAL SE FORMARÁ CON EL DIEZ POR CIENTO DE LAS UTILIDADES DE LA COMPAÑÍA QUE ARROJE CADA EJERCICIO ECONÓMICO, HASTA ALCANZAR LA CUANTÍA MÍNIMA ESTABLECIDA POR LA LEY DE COMPAÑÍAS.- **ARTÍCULO VIGÉSIMO TERCERO: DE LAS RESERVAS FACULTATIVAS.-** LA JUNTA


NOTARIA
17

PÉRDIDAS Y GANANCIAS Y DEL ESTADO DE SITUACIÓN, ASÍ COMO LOS INFORMES QUE SOBRE LOS NEGOCIOS SOCIALES PRESENTE EL GERENTE GENERAL Y EL COMISARIO; **C)** RESOLVER ACERCA DE LA FORMA DE REPARTO DE LOS BENEFICIOS SOCIALES; **D)** AUTORIZAR AL GERENTE GENERAL PARA QUE COMPRE, VENDA, HIPOTEQUE O GRAVE DE CUALQUIER MANERA, BIENES MUEBLES E INMUEBLES DE LA COMPAÑÍA QUE CONSTITUYAN UN ACTIVO FIJO DE LA MISMA; **E)** DECIDIR ACERCA DE LA PRÓRROGA DEL CONTRATO SOCIAL, DE LA DISOLUCIÓN ANTICIPADA, DEL AUMENTO O DISMINUCIÓN DEL CAPITAL Y DE TODA OTRA FORMA DE REFORMA DEL ESTATUTO SOCIAL; **F)** INTERPRETAR, CON EFECTOS OBLIGATORIOS, EL PRESENTE ESTATUTO; **G)** EJERCER LAS DEMÁS ATRIBUCIONES QUE LE CONFIERE LA LEY Y EL PRESENTE ESTATUTO; Y, **H)** RESOLVER LOS DEMÁS ASUNTOS QUE POR ESTAS MISMAS CONVENCIONES O LA LEY, NO SE ENCUENTRE ASIGNADOS A OTROS ORGANISMOS, ADMINISTRADORES O AUTORIDADES DE LA COMPAÑÍA.- **CAPITULO SEGUNDO.- DE LOS ÓRGANOS DE ADMINISTRACIÓN DE LA COMPAÑÍA.- ARTÍCULO DÉCIMO OCTAVO: DEL PRESIDENTE.-** SERÁ NOMBRADO POR LA JUNTA GENERAL POR EL PERIODO DE DOS AÑOS, PUDIENDO SER REELEGIDO INDEFINIDAMENTE, PODRÁ SER O NO ACCIONISTA DE LA COMPAÑÍA. SUS DEBERES Y ATRIBUCIONES SERÁN LOS SIGUIENTES: **A)** REEMPLAZAR AL GERENTE GENERAL EN CUALQUIER CASO DE FALTA, AUSENCIA O IMPEDIMENTO LEGAL TEMPORAL O DEFINITIVO DE ÉSTE, ASUMIENDO SUS ATRIBUCIONES Y DEBERES, HASTA QUE LA JUNTA GENERAL PROCEDA A NOMBRAR UN NUEVO GERENTE GENERAL; **B)** CONVOCAR, PRESIDIR Y DIRIGIR LAS SESIONES DE JUNTA GENERAL DE LA COMPAÑÍA; Y, **C)** LAS DEMÁS ATRIBUCIONES Y DEBERES QUE LE CONFIERE LA LEY Y EL PRESENTE ESTATUTO.- **ARTÍCULO DÉCIMO NOVENO: DEL GERENTE GENERAL.-** SERÁ NOMBRADO POR LA JUNTA GENERAL POR EL PERIODO DE DOS AÑOS, PUDIENDO SER REELEGIDO INDEFINIDAMENTE, PODRÁ SER O NO ACCIONISTA DE LA COMPAÑÍA. SUS DEBERES Y ATRIBUCIONES SERÁN LOS SIGUIENTES: **A)** ACTUAR


NOTARIA
37

FONDOS DE AMORTIZACIÓN O RESERVAS PARA EVENTUALIDADES, EN LAS CUANTÍAS, PORCENTAJES Y PARA LOS DESTINOS QUE JUZGUE CONVENIENTE, PERO OBSERVANDO LAS DISPOSICIONES LEGALES ESTATUTARIAS RESPECTIVAS. IGUALMENTE, HARÁ LAS RESERVAS ESPECIALES QUE CONSIDERE CONVENIENTE PARA EL DESARROLLO DE LA COMPAÑÍA.- **ARTÍCULO VIGÉSIMO CUARTO: DISTRIBUCIÓN DE LAS UTILIDADES.-** LAS UTILIDADES OBTENIDAS EN CADA EJERCICIO ECONÓMICO ANUAL SE DISTRIBUIRÁN DE ACUERDO A LA LEY, EN LA FORMA QUE DETERMINE LA JUNTA GENERAL DE ACCIONISTAS LUEGO DE ESTUDIAR LA RESPECTIVA PROPUESTA DEL GERENTE GENERAL.- **TITULO SEXTO.- DISOLUCIÓN Y LIQUIDACIÓN.- ARTÍCULO VIGÉSIMO QUINTO: DISOLUCIÓN Y LIQUIDACIÓN.-** LA COMPAÑÍA SE DISOLVERÁ EN LOS CASOS PREVISTOS EN LA LEY DE COMPAÑÍAS Y EN EL PRESENTE ESTATUTO; SIEMPRE Y CUANDO ESTA RESOLUCIÓN SEA TOMADA AL MENOS CON EL SETENTA POR CIENTO (70%) DEL CAPITAL PAGADO DE LA COMPAÑÍA. PARA EFECTOS DE LA LIQUIDACIÓN, LA JUNTA GENERAL NOMBRARÁ UN LIQUIDADOR, Y EN CASO DE NO HACERLO, ACTUARÁ COMO TAL EL GERENTE GENERAL DE LA COMPAÑÍA O QUIEN HAGA SUS VECES.- **TITULO SÉPTIMO.- CONTROVERSIAS.- ARTÍCULO VIGÉSIMO SEXTO.- CONTROVERSIAS.-** DE EXISTIR CONTROVERSIAS EN LA EJECUCIÓN Y APLICACIÓN DE ESTE CONTRATO, LOS ACCIONISTAS SE SOMETEN A LOS JUECES Y TRIBUNALES COMPETENTES DE LA CIUDAD DE QUITO.- **ARTICULO FINAL.-** EN TODO LO QUE NO ESTUVIERE PREVISTO EN EL PRESENTE ESTATUTO, SUS ACCIONISTAS SE SUJETARÁN A LAS DISPOSICIONES ESPECIALES Y GENERALES DE LA LEY DE COMPAÑÍAS DE LA REPÚBLICA DEL ECUADOR, DEL CÓDIGO DE COMERCIO, DEL CÓDIGO CIVIL Y DEMÁS DISPOSICIONES LEGALES QUE SEAN PERTINENTES.- **CLÁUSULA TERCERA: DECLARACIÓN FINAL.-** LOS ACCIONISTAS FUNDADORES DECLARAN QUE NO SE RESERVAN PARA SÍ PREMIO NI VENTAJA DE NINGUNA NATURALEZA Y QUE LA INVERSIÓN QUE REALIZAN ES DE CARÁCTER NACIONAL.- **DISPOSICIÓN TRANSITORIA:** SE AUTORIZA AL DOCTOR JUAN XAVIER TREJO, PARA QUE EFECTÚE Y REALICE


NOTARIA

TODOS LOS TRÁMITES Y GESTIONES NECESARIAS Y CONDUCENTES A OBTENER LA LEGAL Y DEBIDA APROBACIÓN E INSCRIPCIÓN DEL PRESENTE CONTRATO DE CONSTITUCIÓN DE COMPAÑÍA. IGUALMENTE LE AUTORIZAN, PARA QUE LUEGO DE CONSTITUIDA LA COMPAÑÍA, REALICE LA RESPECTIVA INSCRIPCIÓN DE LA RESOLUCIÓN EN EL REGISTRO MERCANTIL DEL CANTÓN QUITO, CONVOQUE Y PRESIDA LA PRIMERA REUNIÓN DE JUNTA GENERAL DE ACCIONISTAS A FIN DE QUE ESTA PROCEDA A EFECTUAR LA DESIGNACIÓN DE LOS FUNCIONARIOS DE LA COMPAÑÍA. LE AUTORIZA, TAMBIÉN, PARA QUE CON SU SOLA FIRMA, O MEDIANTE DELEGACIÓN INSCRIBA A LA COMPAÑÍA EN EL REGISTRO ÚNICO DE CONTRIBUYENTES DEL SERVICIO DE RENTAS INTERNAS, EN EL REGISTRO DE PATENTES A CARGO DEL ILUSTRE MUNICIPIO METROPOLITANO DE QUITO Y EN TODOS LOS DEMÁS REGISTROS QUE FUEREN MENESTER. USTED, SEÑOR NOTARIO, SE SERVIRÁ AGREGAR LAS DEMÁS CLÁUSULAS NECESARIAS PARA LA PLENA VALIDEZ DE ESTE INSTRUMENTO".- HASTA AQUÍ LA MINUTA QUE SE HALLA FIRMADA POR EL DOCTOR JUAN XAVIER TREJO PORTILLA, PORTADOR DE LA MATRICULA PROFESIONAL SEIS MIL CUARENTA Y SEIS DEL COLEGIO DE ABOGADOS DE PICHINCHA.- PARA LA CELEBRACIÓN DE LA PRESENTE ESCRITURA PÚBLICA SE OBSERVARON LOS PRECEPTOS LEGALES DEL CASO Y LEIDA QUE LES FUE A LOS COMPARECIENTES, POR MI EL NOTARIO, EN ALTA Y CLARA VOZ, ESTOS SE RATIFICAN EN CADA UNA DE LAS CLAÚSULAS, PARA CONSTANCIA DE LO CUAL FIRMAN EN UNIDAD DE ACTO, DE TODO LO CUAL DOY FE.-

SR. FERNANDO ERNESTO RIVERA ZEPEDA
C.C. 170974681-0

SRA. CLARA MERCEDES ZEPEDA SANCHEZ

EL NOTARIO



NOTARIA



REPUBLICA DEL ECUADOR
CIUDADANIA No. 170974681-0
RIVERA ZEPEDA FERNANDO ERNESTO
/ESTADOS UNIDOS/
16 MARZO 1971
005-B 0011 01569 M
PICHINCHA/ QUITO
GONZALEZ SUAREZ 1998



ECUATORIANA****** V2343V3242
CASADO ANDREA P DURANGO CHAVEZ
SUPERIOR EMPLEADO PARTICULAR
ROMMEL F RIVERA MANTILLA
CLARA MERCEDES ZEPEDA
QUITO 31/08/2002
31/08/2014
REN Pen 0234466

REPUBLICA DEL ECUADOR
TRIBUNAL SUPREMO ELECTORAL
CERTIFICADO DE VOTACIÓN
Elecciones 30 de Septiembre del 2007
170974681-0 0080
RIVERA ZEPEDA FERNANDO ERNESTO
PICHINCHA QUITO
GUAPULO
SANCION Multas: 4 CostsRep: 0 ...
TRIBUNAL PROVINCIAL DE PICHINCHA
0244881 14/01/2008 11:45:26

RAZON: CERTIFICO QUE LA PRESENTE ES FIEL FOTOCOPIA DEL DOCUMENTO QUE ANTECEDE EL MISMO QUE ME FUE PRESENTADO POR EL INTERESADO EN DOS FOJA(S) ÚTIL(ES), HABIENDO ARCHIVADO UNA IGUAL EN EL PROTOCOLO DE LA NOTARIA TRIGESIMA SEPTIMA ACTUALMENTE A MI CARGO COMFORME LO ORDENA LA LEY

QUITO, A 15 DE 01 DEL 2008

EL NOTARIO

DR. ROBERTO DUEÑAS MERA
NOTARIO TRIGESIMO SEPTIMO
QUITO - ECUADOR



REPUBLICA DEL ECUADOR
DIRECCION GENERAL DE REGISTRO CIVIL, IDENTIFICACION Y CEDULACION
CEDULA DE IDENTIDAD No. 170436024-5
CLARA MERCEDES ZEPEDA SANCHEZ
18 DE JULIO DE 1945
CALIFORNIA EE,UU,
EXT 2 1113 2112
QUITO PICHINCHA 1973
FIRMA DEL CEDULADO



NOTARIA

ESTADOUNIDENSE V 433312222
C.C. FERNANDO RIVERA MANTILLA
SUPERIOR PROFESORA
CARLOS ZEPEDA TICAS
NOEMI SANCHEZ MEJIA
QUITO 28 DE JULIO DE 1997
FECHA DE CADUCIDAD 28 DE JULIO DE 2009
C.A. 1218214
E
FIRMA DE LA AUTORIDAD
PULGAR DERECHO

RAZON: CERTIFICO QUE LA PRESENTE ES FIEL FOTOCOPIA DEL DOCUMENTO QUE ANTECEDE EL MISMO QUE ME FUE PRESENTADO POR EL INTERESADO EN UNA FOJA(S) ÚTIL(ES), HABIENDO ARCHIVADO UNA IGUAL EN EL PROTOCOLO DE LA NOTARIA TRIGESIMA SEPTIMA ACTUALMENTE A MI CARGO COMFORME LO ORDENA LA LEY

QUITO, A 15 DE 01 DEL 2008

EL NOTARIO

DR. ROBERTO DUEÑAS MERA
NOTARIO TRIGESIMO SEPTIMO
QUITO – ECUADOR




NOTARIA

REPUBLICA DEL ECUADOR
SUPERINTENDENCIA DE COMPAÑIAS
ABSOLUCION DE DENOMINACIONES
OFICINA:QUITO

NÚMERO DE TRÁMITE: 7170317
TIPO DE TRÁMITE: CAMBIO DE NOMBRE / TRANSFORMACION
RESERVANTE: 1713108593 VITERI SANTOLIVA JEANNETH ALEXANDRA
FECHA DE RESERVACIÓN: 02/01/2008

PRESENTE:

A FIN DE ATENDER SU PETICION, PREVIA REVISION DE NUESTROS ARCHIVOS LE INFORMO QUE SU CONSULTA PARA CAMBIO DE NOMBRE DE LA COMPAÑIA:

HA TENIDO EL SIGUIENTE RESULTADO:

NOMBRE PROPUESTO: INDEXPUBS S.A.

RESULTADO: APROBADO

NÚMERO DE RESERVA: 7170317

ESTA RESERVA DE DENOMINACION SE ELIMINARA EL: 01/02/2008 3:42:16 PM

PARTICULAR QUE COMUNICO A USTED PARA LOS FINES CONSIGUIENTES.

Gladys Torres

SRA. GLADYS TORRES ALMEIDA
DELEGADA DEL SECRETARIO GENERAL

Para verificar la validez de la información contenida en este documento puede ingresar al sitio web de la Superintendencia de Compañías (www.supercias.gov.ec) y consultar los nombres que se encuentran aprobados.

RAZON: CERTIFICO QUE LA PRESENTE ES FIEL FOTOCOPIA DEL DOCUMENTO QUE ANTECEDE EL MISMO QUE ME FUE PRESENTADO POR EL INTERESADO EN UNA FOJA(S) ÚTIL(ES), HABIENDO ARCHIVADO UNA IGUAL EN EL PROTOCOLO DE LA NOTARIA TRIGESIMA SEPTIMA ACTUALMENTE A MI CARGO CONFORME LO ORDENA LA LEY

QUITO, A 15 DE 01 DEL 2008

EL NOTARIO

PRODUBANCO

CERTIFICACION



NOTARIA

Número Operación **CIC101000002679**

Hemos recibido de

Nombre	Aporte
ZEPEDA SANCHEZ CLARA MERCEDES	50.00
RIVERA ZEPEDA FERNANDO ERNESTO	450.00
Total	500.00

La suma de :

QUINIENTOS DOLARES DE LOS ESTADOS UNIDOS DE AMERICA con Cero centavos

Que depositan en una CUENTA DE INTEGRACION DE CAPITAL que se ha abierto en este Banco un(a) SOCIEDAD ANONIMA en formación que se denominará :

INDEXPUBS S.A.

El valor correspondiente a este certificado será puesto en cuenta a disposición de los administradores para lo cual deberán presentar al Banco la respectiva documentación que comprende : Ruc, Estatutos y Nombramientos debidamente inscritos y la Resolución indicando que el trámite de constitución se encuentra concluido.

En caso de que no llegare a perfeccionarse la constitución de la SOCIEDAD ANONIMA deberán entregar al Banco el presente certificado protocolizado y la autorización otorgada al efecto por el organismo o autoridad competente ante quien se presentó para la aprobación.

Atentamente,

BANCO DE LA PRODUCCION SA.
FIRMA AUTORIZADA

QUITO Martes, Enero 15, 2008
FECHA

RAZON: CERTIFICO QUE LA PRESENTE ES FIEL FOTOCOPIA DEL DOCUMENTO QUE ANTECEDE EL MISMO QUE ME FUE PRESENTADO POR EL INTERESADO EN UNA FOJA(S) ÚTIL(ES), HABIENDO ARCHIVADO UNA IGUAL EN EL PROTOCOLO DE LA NOTARIA TRIGESIMA SEPTIMA ACTUALMENTE A MI CARGO CONFORME LO ORDENA LA LEY

QUITO, A 15 DE 01 DE 2008

EL NOTARIO



:GISTRO MERCANTIL
)EL CANTON QUITO


NOTARIA
37



ZÓN: Con esta fecha queda inscrito el presente documento y la Resolución número **08.Q.IJ. CERO CERO CERO DOSCIENTOS SIETE** del **SR. DIRECTOR DEL DEPARTAMENTO JURÍDICO DE COMPAÑÍAS** de 22 de Enero del 2.008, bajo el número 262 del Registro Mercantil, Tomo 139.- Queda archivada la **SEGUNDA** Copia Certificada de la Escritura Pública de **CONSTITUCIÓN** de la Compañía *" INDEXPUBS S. A. "*, otorgada el 15 de Enero del 2.008, ante el Notario **TRIGÉSIMO SÉPTIMO** del Distrito Metropolitano de Quito, **DR. ROBERTO DUEÑAS MERA.**- Se da así cumplimiento a lo dispuesto en el Artículo **SEGUNDO** de la citada Resolución de conformidad a lo establecido en el Decreto 733 de 22 de agosto de 1975, publicado en el Registro Oficial 878 de 29 de agosto del mismo año.- Se anotó en el Repertorio bajo el número **4424**.- Quito, a veinte y nueve de Enero del año dos mil ocho.- **EL REGISTRADOR.-**


REGISTRO MERCANTIL DEL CANTÓN QUITO
ECUADOR


REGISTRO MERCANTIL
QUITO

DR. RAUL GAYBOR SECAIRA
REGISTRADOR MERCANTIL DEL
CANTÓN QUITO.-AGS

RG/lg.-

REPUBLICA DEL ECUADOR
SUPERINTENDENCIA DE COMPAÑIAS


NOTARIA
37



RESOLUCION No. **08.Q.IJ.000207**

Dr. Eduardo Guzmán Rueda
DIRECTOR DEL DEPARTAMENTO JURIDICO DE COMPAÑIAS

CONSIDERANDO:

Que se ha presentado la escritura pública de constitución de la compañía **INDEXPUBS S.A.** otorgada ante el Notario **Trigésimo Séptimo** del Distrito Metropolitano de Quito , el **15/Enero/2008 .**

En ejercicio de las atribuciones asignadas mediante Resolución ADM-07231 del 16 de agosto del 2007 ;

R E S U E L V E:

ARTICULO PRIMERO.- APROBAR la constitución de la compañía **INDEXPUBS S.A.** y disponer que un extracto de la misma se publique, por una vez, en uno de los periódicos de mayor circulación en el domicilio principal de la compañía.

ARTICULO SEGUNDO.- DISPONER: a) Que el Notario antes nombrado, tome nota al margen de la matriz de la escritura que se aprueba, del contenido de la presente resolución; b) Que el Registrador Mercantil o de la Propiedad a cargo del Registro Mercantil del domicilio principal de la compañía inscriba la referida escritura y esta resolución; y, c) Que dichos funcionarios sienten razón de esas anotaciones; y, d) Cumplido lo anterior, remítase a la Dirección de Registro de Sociedades, la publicación original del extracto publicado en un periódico de amplia circulación en el domicilio principal de la compañía, copia certificada de la escritura pública inscrita en el Registro Mercantil, original de los nombramientos inscritos de los administradores, copia de la afiliación a la Cámara de la Producción respectiva y original del formulario A01 del Registro Unico de Contribuyentes.

Comuníquese.- DADA y firmada en el Distrito Metropolitano 22/Ene/2008
de Quito, a

Dr. Eduardo Guzmán Rueda
DIRECTOR DEL DEPARTAMENTO JURIDICO DE COMPAÑIAS

Exp. Reserva 7170317
Nro. Trámite 1.2008.93
RBF/



HR.

RAZON: EN ESTA FECHA Y EN MI CALIDAD DE NOTARIO TRIGESIMO SEPTIMO, DEL CANTÓN QUITO, TOMO NOTA AL MARGEN DE LA MATRIZ DE LA ESCRITURA PUBLICA DE CONSTITUCIÒN DE LA COMPAÑÍA "INDEXPUBS SOCIEDAD ANÓNIMA", OTORGADA EN ESTA NOTARIA CON FECHA QUINCE DE ENERO DEL DOS MIL OCHO, DE LA RESOLUCIÓN NUMERO 08.Q.IJ.000207, EMITIDA EN QUITO POR LA SUPERINTENDENCIA DE COMPAÑIAS CON FECHA VEINTIDOS DE ENERO DEL DOS MIL OCHO, MEDIANTE LA CUAL APRUEBA LA PRESENTE ESCRITURA.- QUITO, 28 DE ENERO DEL DOS MIL OCHO.

EL NOTARIO

NOTARIA TRIGESIMA SEPTIMA
Dr. Roberto Dueñas Mera
Quito – Ecuador




NOTARIA

TORGÓ ANTE MÍ Y EN FE DE ELLO CONFIERO, ESTA **PRIMERA** COPIA CERTIFICADA DE ESCRITURA PÚBLICA DE CONSTITUCIÓN DE LA COMPAÑÍA INDEXPUBS SOCIEDAD ANÓNIMA OTORGADA POR FERNANDO ERNESTO RIVERA ZEPEDA Y CLARA MERCEDES ZEPEDA SANCHEZ.- DEBIDAMENTE SELLADA Y FIRMADA EN QUITO, A QUINCE DE ENERO DEL AÑO DOS MIL OCHO.

EL NOTARIO

NOTARIA TRIGESIMA SEPTIMA
Dr Roberto Dueñas Mera
Quito - Ecuador




NOTARIA
37

REPUBLICA DEL ECUADOR
SUPERINTENDENCIA DE COMPAÑIAS

EXTRACTO

CONSTITUCIÓN DE LA COMPAÑÍA INDEXPUBS S.A.

La compañía INDEXPUBS S.A. se constituyó por escritura pública otorgada ante el Notario Trigésimo Séptimo del Distrito Metropolitano de Quito, el 15 de Enero de 2008, fue aprobada por la Superintendencia de Compañías, mediante Resolución No. 08.Q.IJ.000207 de 22 ENE. 2008

1.- DOMICILIO: Distrito Metropolitano de Quito, provincia de Pichincha.

2.- CAPITAL: Suscrito US$ 1.000,00 Número de Acciones 1.000 Valor US$ 1,00; Capital Autorizado: US$ 2.000,00

3.- OBJETO: El objeto de la compañía es: A) Diseño, alojamiento, mantenimiento de páginas web; b) Programación de bases de datos; c) Asesoría en promoción, marketing y comercio electrónico (E-COMMERCE); .....

Quito, 22 ENE. 2008

Dr. Eduardo Guzmán Rueda
DIRECTOR DEL DEPARTAMENTO
JURÍDICO DE COMPAÑÍAS

AR/63744/cc


NOTARIA

Con esta fecha queda INSCRITA la presente Resolución, bajo el No. 262 del REGISTRO MERCANTIL, Tomo 139 se da así cumplimiento a lo dispuesto en la misma, de conformidad a lo establecido en el Decreto 733 del 22 de Agosto de 1975, publicado en el Registro Oficial 878 del 29 de Agosto del mismo año.

Quito, a 29 ENE 2008


REGISTRO MERCANTIL
QUITO

Dr. Raúl Gaybor Secaira
REGISTRADOR MERCANTIL DEL CANTON QUITO


NOTARIA
37

.....ZON DE PROTOCOLIZACIÓN: A PETICIÓN DE PARTE INTERESADA. PROTOCOLIZO EN EL REGISTRO DE ESCRITURAS PUBLICAS DEL PRESENTE AÑO, DE LA NOTARIA TRIGESIMA SEPTIMA DEL CANTÓN QUITO, DE LA PRIMERA COPIA DE LA CONSTITUCIÓN DE LA COMPAÑÍA INDEXPUBS SOCIEDAD ANÓNIMA. OTORGADA POR FERNANDO ERNESTO RIVERA ZEPEDA Y CLARA MERCEDES ZEPEDA SÁNCHEZ; Y, MÁS DOCUMENTOS.- TODO LO CUAL CONSTA EN TRECE FOJAS UTILES Y CON ESTA FECHA.- QUITO, A PRIMERO DE FEBRERO DEL AÑO DOS MIL OCHO.

EL NOTARIO

Dr. Roberto Dueñas Mera
Quito - Ecuador

SE PROTOCOLIZO ANTE MÍ Y EN FE DE ELLO CONFIERO ESTA **PRIMERA** COPIA CERTIFICADA DE LA PROTOCOLIZACIÓN DE LA PRIMERA COPIA DE LA CONSTITUCIÓN DE LA COMPAÑÍA INDEXPUBS SOCIEDAD ANÓNIMA. OTORGADA POR FERNANDO ERNESTO RIVERA ZEPEDA Y CLARA MERCEDES ZEPEDA SÁNCHEZ; Y, MÁS DOCUMENTOS.- DEBIDAMENTE SELLADA Y FIRMADA EN QUITO, A PRIMERO DE FEBRERO DEL AÑO DOS MIL OCHO

EL NOTARIO

NOTARIA TRIGESIMA SEPTIMA
Dr. Roberto Dueñas Mera

Exhibit D

Reglamento Interno de Trabajo of Index

(Attached)

Trabajo

DIRECCIÓN REGIONAL DEL TRABAJO Y SERVICIO PÚBLICO DE QUITO

Resolución Aprobación de Reglamento Interno N° MDT-DRTSP2-2014-3748-R2-JM

QUITO, 19 de diciembre de 2014

CONSIDERANDO:

QUE, en la Reforma Integral del ESTATUTO ORGANICO DE GESTION ORGANIZACIONAL POR PROCESOS, publicado en el Registro Oficial N° 159, del 24 de junio del 2011, se considera las atribuciones y responsabilidades de las Direcciones Regionales del Trabajo y Servicio Público:"cc) Aprobar reglamentos Internos de trabajo; y, gg) Resolver sobre la aprobación de reglamentos internos de trabajo y horarios de trabajo de empresas legalmente constituidas y de personas naturales".

QUE, el Proyecto de Reglamento Interno de Trabajo de **INDEXPUBS S.A,** con domicilio en la Provincia de Pichincha, cantón Quito, fue presentado para su aprobación por su representante legal.

QUE, el Analista Juridico del Ministerio de Relaciones Laborales, considera procedente la aprobación del Reglamento Interno de Trabajo de **INDEXPUBS** S.A. presentado para su aprobación, con domicilio en la Provincia de Pichincha, cantón Quito.

En ejercicio de las Atribuciones que le confiere el Art. 64 del Código de Trabajo esta Dirección Regional de Trabajo y Servicio Público:

RESUELVE:

Art. 1.- Aprobar el Reglamento Interno de Trabajo de **INDEXPUBS S.A,** con domicilio en la Provincia de Pichincha, cantón Quito.

Art. 2.- Quedan incorporadas al Reglamento Interno de Trabajo de **INDEXPUBS S.A,** las disposiciones del Código del Trabajo, que prevalecerán en todo caso, así como lo convenido en el Contrato Colectivo, si lo hubiere.

Art. 3.- Todo lo que se contraponga a la Constitución de la República del Ecuador, a los Tratados Internacionales en materia laboral y al Código de Trabajo se entenderán como nulos.

Art. 4.- La presente Resolución junto al Reglamento Interno de Trabajo de **INDEXPUBS S.A;** deberán ser exhibidos permanentemente en lugares visibles del trabajo.

Art. 5.- Se deja constancia que la Dirección Regional de Trabajo y Servicio Público deslinda cualquier tipo de responsabilidad, respecto de la veracidad y autenticidad de la información y documentación anexa para la aprobación del presente reglamento.


Ministerio de Relaciones Laborales
Ministerio de Relaciones Laborales
Dirección Regional de Trabajo y Servicio Público Quito



MARÍA BELÉN NOBOA TAPIA

DIRECTOR(A) REGIONAL DEL TRABAJO Y SERVICIO PÚBLICO DE QUITO

REGLAMENTO INTERNO DE TRABAJO

ANTECEDENTES:

Cumpliendo lo dispuesto en el artículo 64 del Código de Trabajo vigente, y para los efectos previstos en el numeral 12 del artículo 42, letra e) del artículo 45 y artículo 172 del mismo Código, y en general para la mejor observancia de las disposiciones sobre el trabajo, se establece el siguiente Reglamento Interno de Trabajo de **INDEXPUBS S.A. (ETF.com)**

CAPITULO I

GENERALIDADES

ARTÍCULO 1.- INDEXPUBS S.A., tiene su domicilio principal en Quito, provincia de Pichincha,y está dedicado a diseñar, elaborar y mantener páginas y aplicaciones Web para el sector financiero bursátil de Estados Unidos y Europa.

En el presente Reglamento Interno de Trabajo a la compañía INDEXPUBS S.A., se la denominará la "EMPRESA"; y, a todo el personal al servicio de INDEXPUBS S.A., que desempeñe sus labores en cualquier área, se lo denominaráen singular "Trabajador" y en plural"Trabajadores".

ARTÍCULO 2.-*Obligatoriedad:* Es obligación de la compañía y de sus Trabajadores, velar por la prosperidad de la empresacreando un ambiente de trabajo armónico y sostenible a largo plazo. Todo Trabajadorobservará este Reglamento y lo cumplirá a cabalidad; su incumplimiento traerá sanciones acorde a este Reglamento y a la Ley.

ARTÍCULO 3.-*Autoridad y Políticas:* Al Gerente General le corresponde ejercer los derechos que el Código de Trabajo concede a los patronos, toda vez que actúa como representante legal de la empresa.

Este Reglamento estará visible para los Trabajadores en un lugar de acceso público; también será repartido a cada Trabajador, de manera que el desconocimiento de su contenido no es motivo que excuse su acatamiento por parte del Trabajador.

ARTÍCULO 4.- *Variación en la modalidad de ejecución de actividades:* Los Trabajadores son contratados en su mayoría para ejecutar actividades técnicas en la empresa, y deberán estar preparados para poder reemplazar temporalmente y previo su consentimiento expreso a sus compañeros de trabajo cuando sea necesario, sin que este hecho signifique disminución de sueldo y/o categoría, o que se interprete como que se obligue al Trabajadora realizar una labor diferente a la contractual o como despido intempestivo.



ARTÍCULO 5.- *Funciones del Trabajador:* Las funciones del trabajador se encuentran establecidas en el contrato de trabajo.

CAPÍTULO II

CONTRATOS DE TRABAJO

ARTÍCULO 6.-*Clases de Contratos:*Se podrán celebrar contratos individuales de trabajo de los siguientes tipos:

a) De plazo indefinido (con 90 días de período de prueba)
b) Plazo fijo (con 90 días de período de prueba)
c) Tiempo parcial (con 90 días de período de prueba)
d) Ocasionales o temporales

ARTÍCULO 7.-*Requisitos de Ingreso:*Para ingresar a trabajar a la empresa se deberán cumplir los siguientes requisitos y presentar los siguientes documentos:

a) Solicitud dirigida a la empresa,
b) Hoja de vida,
c) Copia a color de la cédula de ciudadanía,
d) Copia a color de la papeleta de votación,
e) Si es extranjero, cédula de Identidad o documentación legal para trabajar en el país;
f) Certificado médico conferido por el departamento médico del IESS, por la Jefatura de Salud, o por cualquier otro centro de salud a satisfacción de la Empresa, siempre que no atente contra la integridad del trabajador;
g) Dirección del domicilio, números de teléfono; datos de dos personas relacionadas, con sus direcciones y teléfonos, a las que se pueda llamar en caso de emergencia;
h) Formulario 107 del empleador anterior, si tuviere, y formulario de gastos personales para efectos del cálculo del impuesto a la renta a ser retenido por la empresa.

ARTÍCULO 8.-*Veracidad de la Información Requerida del Trabajador:* El Trabajador proporcionará información y documentación de manera veraz. Cualquier información o documento falso o alterado dará lugar a la terminación unilateral e inmediata del contrato, conforme a la Ley y al presente Reglamento Interno, previo visto bueno.


Ministerio de Relaciones Laborales

CAPITULO III

CONDICIONES DEL TRABAJO

ARTÍCULO 9.-*Duración de la Jornada:* Todos los Trabajadorescumplirán el horario de trabajo establecido de ocho horas diarias, de manera que no excedade 40 horas semanales.

Los horarios de trabajo de todo el personal serán establecidos por la Empresa en función de las necesidades derivadas de la naturaleza del negocio, previa aprobación de la Dirección Regional del Trabajo.

Para realizar las labores de la oficina, la jornada irá de 08h00 a 17h00 ode 09h00 a 18h00, con una hora de almuerzo,de acuerdo a lo estipulado en el contrato de trabajo. Los días de descanso son sábados, domingos y feriados.

Todos los Trabajadores se comprometen a trabajar aceptando las modificaciones que se presentaren por alguna causa imprevista. Los horarios de trabajo serán aprobados por la Dirección Regional del Trabajo.

El horario señalado corresponde al tiempo efectivo de iniciación y finalización del trabajo, los mismos deberán ingresar a trabajar en punto a la hora señalada. Se destinará una hora como máximo para el almuerzo. Cualquier tiempo adicional que no fuere justificado al jefe inmediato, se considerará como falta leve y recibirá una amonestación escrita. Cuando se trate de atender a los clientes, si el Trabajadortuviere que salir, se asegurará de que haya alguien en su lugar.

ARTÍCULO 10.- *Prueba de las faltas de puntualidad:* Las faltas de puntualidad no justificadas por más de tres ocasiones dentro de un mismo mes laboral serán consideradas faltas graves y sancionadas conforme a este Reglamento Interno y al numeral 1 del artículo 172 del Código del Trabajo; y servirán como prueba al solicitar Visto Bueno ante el Inspector de Trabajo.

ARTÍCULO 11.- *Prueba de las faltas de asistencia:*Las faltas de asistencia al trabajo,repetidas e injustificadas, o por abandono de éste por un tiempo mayor de tres días consecutivos, sin causa justa y siempre que dichas causales se hayan producido dentro de un período mensual de labor, de acuerdo al numeral 1 del artículo 172 del Código del Trabajo, serán consideradas legalmente como prueba en la solicitud de Visto Bueno ante el Inspector de Trabajo.

El Trabajador no pierde su remuneración, si la falta, previo aviso a la Empresa, se debiere a enfermedad, calamidad doméstica o fuerza mayor, debidamente probada.

Las justificaciones por enfermedad provendrán de médicos preferentemente del IESS, Ministerio de Salud, u otra institución médica, a satisfacción de la empresa.

ARTÍCULO 12.- *Registro:*Los Trabajadores respetarán y cumplirán los sistemas de registro establecidos por la Empresa para el control de asistencia y puntualidad, tanto en la hora de entrada como en la hora de salida, bajo la responsabilidad de la persona designada por el Jefe de Recursos Humanos o quien llevare a cabo sus funciones.

ARTÍCULO 13.- *De las horas suplementarias y/o extraordinarias:* La Empresa reconocerá horas suplementarias y/o extraordinarias de acuerdo con sus necesidades.

No se considerarán horas suplementarias ni extraordinarias, aquellas que el Trabajador emplee para las horas que tuviere que trabajar fuera de su horario normal como consecuencia de su error, negligencia o abandono de sus labores, que provoquen retraso en el trabajo asignado.



ARTÍCULO 14.-*Licencias con sueldo:*Las licencias con sueldo se otorgarán deacuerdo al Art.152 y siguientes del Código delTrabajo

ARTÍCULO 15.- *Autorización:* Ningún Trabajador de la empresa podrá laborar en horas suplementarias y/o extraordinarias sin la autorización expresa del Gerente General / Presidente/ u otra persona designada. Cualquier trabajo suplementario o extraordinario efectuado sin la autorización correspondiente, no será reconocido por la empresa, excepto si se trata de salvar la vida de los Trabajadores o los bienes de la empresa; lo que se comunicará posterior einmediatamente a su superior para su aprobación.

ARTÍCULO 16.- *Funciones de Confianza:* Se considerará como jornada ordinaria aún cuando sobrepase las ocho horas diarias y cuarenta semanales, la de aquellos Trabajadores que desempeñen funciones de confianza y/o dirección, y quienes representen en cualquier forma al empleador o haga sus veces, o cumplan los requisitos del Código de Trabajo. El contrato de trabajo especificará si se trata de un Trabajador con funciones de confianza.

ARTÍCULO 17.- *Permisos de trabajo:* El Trabajador no puede salir del lugar de trabajo durante las horas hábiles sin permiso de su jefe inmediato o del Jefe de Recursos Humanos o de quien llevare a cabo sus funciones. Los permisos se conceden por enfermedad o calamidad doméstica, y en los casos descritos en el artículo siguiente, previa comunicación por escrito al jefe inmediato. En caso de no corresponder a las causales mencionadas serán recuperados por el Trabajador, descontados de vacaciones, o de la remuneración, a elección del Trabajador.

ARTÍCULO 18.-*Detalles sobre los Permisos:*

A. Con sueldo:

1. Sufragio;
2. Notificación o diligencia judicial;
3. Fallecimiento de un familiar según lo determinado en el Código de Trabajo;
4. Servicio Militar;
5. Por calamidad doméstica y/o fuerza mayor;
6. Por paternidad: durante 10 días por el nacimiento de su hija/hijo nacido por parto normal, y en los casos de nacimientos múltiples o por cesárea, durante 15 días;
7. Por enfermedad profesional y/o accidente de trabajo. Enfermedad profesional es la afección aguda o crónica causada de manera directa por el desempeño de su profesión o labor, que le produce incapacidad;y accidente de trabajo es el evento imprevisto y repentino que causa una lesióno perturbación funcionalal Trabajador.

   Durante el tiempo de la incapacidad temporal o en el caso de la incapacidad definitiva, el Trabajador tiene derecho a percibir las prestaciones correspondientes por parte del IESS, para lo cual deberá cumplir con las disposiciones legales pertinentes.



8. Con autorización expresa del Gerente General / Presidente / u otra persona delegada para el efecto.

B. Sin sueldo: los no incluidos en el literal anterior.

ARTÍCULO 19.- El Trabajador que faltare sin permiso previo, deberá avisar telefónicamente al jefe inmediato y confirmarlo por correo electrónico, con copia al Gerente General y al Presidente, dentro de las 2 horas siguientes, indicando el motivo. Al reincorporarse a sus funciones, presentará la justificación pertinente por escrito e inmediatamente.

ARTÍCULO 20.- *De los avisos de Enfermedad:* Para los casos de enfermedad no profesional, el Trabajador que estuviere imposibilitado de asistir a su trabajo, deberá avisar telefónicamente al jefe inmediato y confirmarlo por correo electrónico, con copia al Gerente General y al Presidente, dentro de tres días, indicando el motivo. Al reincorporarse a sus funciones, presentará la justificación pertinente por escrito de acuerdo al Art. 178 del Código de Trabajo; es decir un certificado médico preferentemente del IESS, o del Ministerio de Salud u otra institución médica avalada por el IESS. Si la enfermedad no es comprobada, la inasistencia será considerada como falta injustificada para los efectos determinados en los Arts. 54, 59 y 172 del Código de Trabajo y del presente Reglamento. La Empresa se reserva el derecho de comprobar el estado de salud del Trabajador.

CAPITULO IV

REMUNERACION

ARTÍCULO 21.-*De las remuneraciones:* Los sueldos o remuneraciones se fijarán en razón de la naturaleza delasfunciones y de conformidad al conocimiento, experiencia, especialización y preparación profesional/técnica y en ningún caso será inferior al mínimo legal establecido en la ley.

La remuneración delTrabajador es aquella que se estipula en el respectivo Contrato de Trabajo. Cualquier reclamo relacionado con la remuneración, podrá efectuarlo el Trabajador, mediante solicitud, al Jefe de Recursos Humanos de la Empresa o quien llevare a cabo sus funciones.

En caso de que el Trabajador haya percibido en su remuneración un pago en exceso, deberá comunicar de este hecho inmediatamente a la Empresa y devolver el exceso. Si el pago fuere en menos, igualmente notificará a la empresa para proceder a su corrección inmediata. Todo Trabajador está obligado a comprobar la exactitud del pago de su remuneración al momento de recibirlo y confrontar la veracidad de los cálculos realizados por la empresa.

INDEXPUBS S.A. podrá realizar aumentos voluntarios de sueldos y salarios, ya sea previa evaluación del desempeño del Trabajador o por cumplimiento de proyectos, metas u objetivos organizacionales. Será autorizado únicamente por la Gerencia General y/o Presidencia y se imputará a cualquier aumento de sueldo que sea aprobado por las autoridades locales.



Las remuneraciones deberán ser pagadas directamente al Trabajador hasta el 28, 29, 30 o 31 de cada mes como corresponda el fin de mes, mediante transferencia bancaria., debiéndose dejar constancia de dicho pago en los recibos y roles de pago individuales, lo que servirá como prueba plena de la liquidación y pago de estas obligaciones.

De las remuneraciones se deducirán las sumas correspondientes a los aportes al IESS, impuesto a la renta, préstamos quirografarios, préstamos hipotecarios, y otros dispuestos por la Ley.

ARTÍCULO 22.- *Descuento de Préstamos:* La empresa no está obligada a conceder préstamos a sus Trabajadores. Pero cuando lo hiciere, tales valores serán descontados de su remuneración, en cuotas o en la forma que se acordare previamente. La empresa no podrá cobrar intereses por los préstamos concedidos al Trabajador.

ARTÍCULO 23.- *Descuentos en caso de liquidación de haberes:* Cuando el Trabajador finalice su contrato de trabajo, se le liquidarán sus haberes y se le descontarán los valores que adeudare a la Empresa por concepto de préstamos, anticipos u otra obligación que tuviere a favor delaempresa y siempre que se haya justificado.

CAPITULO V

DERECHOS Y BENEFICIOS

ARTÍCULO 24.-*Vacaciones:*Todo trabajador tendrá derecho a gozar anualmente de un período ininterrumpido de quince días de descanso, incluidos los días no laborables. Los trabajadores que hubieren prestado servicios por más de cinco años en la misma empresa o al mismo empleador, tendrán derecho a gozar adicionalmente de un día de vacaciones por cada uno de los años excedentes o recibirán en dinero la remuneración correspondiente a los días excedentes. El trabajador recibirá por adelantado la remuneración correspondiente al período de vacaciones. Las vacaciones serán determinadas de estricta sujeción a lo que determina el Art.69 del Código del Trabajo.

Las vacaciones anuales constituyen un derecho irrenunciable.

ARTÍCULO 25.- *Programación de vacaciones:* Cada Trabajador deberá indicar, con al menos 30 días de anticipación, mediante una solicitud escrita, la fecha de sus vacaciones para aprobación por parte de la Empresa.

Cuando un Trabajador se retira de la empresa, la Empresa le pagará proporcionalmente los días de vacaciones a los que tenga derecho, de acuerdo a la Ley.

ARTÍCULO 26.- *Días de descanso obligatorios:*Son días de descanso obligatorio, los sábados, domingos y fiestas cívicas de acuerdo al Art. 65 del Código de Trabajo.


Relaciones Laborales
Dirección Regional

CAPITULO VI

OBLIGACIONES DE LOS TRABAJADORES

ARTÍCULO 27.- *Obligaciones de los Trabajadores:* Son obligaciones del Trabajador de la empresa, las establecidas en el Artículo 45 del Código Laboral (1 al 9) y otras:

1) Ejecutar el trabajo en los términos del contrato, con la intensidad, cuidado y esmero apropiados, en la forma, tiempo y lugar convenidos;
2) Restituir al empleador los materiales no usados y conservar en buen estado los instrumentos y útiles de trabajo, no siendo responsable por el deterioro que origine el uso normal de esos objetos, ni del ocasionado por caso fortuito o fuerza mayor, ni del proveniente de mala calidad o defectuosa construcción;
3) Trabajar, en casos de peligro o siniestro inminentes, por un tiempo mayor que el señalado para la jornada máxima y aún en los días de descanso, cuando peligren los intereses de sus compañeros o del empleador. En estos casos tendrá derecho al aumento de remuneración de acuerdo con la ley;
4) Observar buena conducta durante el trabajo;
5) Cumplir las disposiciones del reglamento interno expedido en forma legal;
6) Dar aviso al empleador cuando por causa justa faltare al trabajo;
7) Comunicar al empleador o a su representante los peligros de daños materiales que amenacen la vida o los intereses de empleadores o trabajadores;
8) Asistir puntualmente al lugar de trabajo en el horario designado, y permanecer durante el horario de trabajo en el lugar designado.
9) Mantener una relación de amabilidad, respeto, cortesía y discreción con todas y cada una de las personas que trabajan en la Empresa para lograr un ambiente de armonía.
10) Realizar las funciones encomendadas de manera eficaz, eficiente y profesional.
11) Dar prestigio y buen nombre a la institución dentro y fuera de ella.
12) Atender a los clientes y visitantes de la empresa de una manera cortés y amable.
13) Comunicarse constantemente con el personal de la Empresa, informando del trabajo a realizar a los coordinadores de área.
14) Mantener limpio y ordenado el lugar de trabajo.
15) Observar las medidas de prevención de riesgos, seguridad y salud de la Empresa y de las autoridades.
16) Tener cuidado con los equipos, utilizarlos de manera adecuada y para los fines para los que fueron adquiridos, sin hacer uso de estos de manera personal. Serán responsables monetariamente del deterioro de los bienes que no hayan sido utilizados normalmente, siempre que su valor no exceda del 10% de la remuneración del trabajador.
17) Si aplicare, entregar el dinero recaudado a la Empresa. Los Trabajadores que tengan funciones de confianza, son responsables de las pérdidas y faltantes de los mismos, debidamente comprobados, y deberán restituir ese dinero. El Empleador podrá descontar al Trabajador de su remuneración.
18) Al salir de vacaciones, al salir con permiso, o al salir definitivamente de la Empresa, el Trabajador debe entregar todos los enseres, útiles, herramientas, equipos y otros que tuviere para el desempeño de su trabajo; además realizar un reporte de actividades y asuntos pendientes, debiendo entregar toda la información a la Empresa. Cuando el

Trabajador que se separa definitivamente de la Empresa no cumple con esta obligación, no podrá exigir el pago de su liquidación.

19) Previo consentimiento expreso, reemplazar temporalmente al Trabajador que se ausente por vacaciones, permiso o cualquier otra causa, obedeciendo la disposición de sus superiores.
20) Guardar absoluta reserva sobre cualquier información confidencial de INDEXPUBS S.A., como por ejemplo,implementación y planificación de proyectos, estrategias de competencia, análisis y control de calidad, tecnología, información de clientes (base de datos), información financiera y contable, estrategias de mercadeo o negocios y cualquier otra información que el Trabajador conozca. Si existiere incumplimiento por parte del Trabajador, se considerará unafalta grave y deberá ser sancionado con la separación inmediata, previo el trámite de Visto Bueno.
21) Proporcionar los datos personales de dirección y teléfono, y toda información requerida por la empresa y notificar cualquier cambio de los mismos.
22) Proporcionar en cualquier momento la información requerida por la Empresa en el caso de una auditoría.
23) No presentarse al trabajo en estado de embriaguez o bajo la acción de estupefacientes;
24) No portar armas durante las horas de trabajo;
25) No hacer colectas de dinero en el lugar de trabajo durante las horas de labor, salvo permiso del empleador;
26) No hacer competencia al empleador en la prestación de los mismos servicios que brinda la empresa;
27) No realizar o auspiciar juegos de azar, rifas, sorteos, cadenas de dinero, etc., dentro de la Empresa.
28) No desprestigiar a la Empresa o a sus representantes mediante rumores o causar inquietud o malestar entre clientes y Trabajadores.
29) No realizar actividades políticas o religiosas dentro de las instalaciones de la empresa.
30) No hacer llamadas telefónicas internacionales, locales, regionales con teléfonos convencionales o celulares propiedad de la Empresa, por motivos personales, sin previa autorización.
31) Recibir comunicaciones o amonestaciones escritas o firmar el "recibido" en el duplicado de las mismas. Si eso pasa, se entregará el original ante dos testigos que firmarán la copia, dicha comunicación se le enviará por correo electrónico y el documento impreso se archivará en la carpeta del Trabajador.
32) No llevar a casa documentos confidenciales de la empresa, sin autorización del Gerente General / Presidente / Gerente Técnico.
33) No realizar ningún acto que influya desfavorablemente en la buena realización de sus propias labores y la de sus compañeros, o que demuestre falta de disciplina o de respeto a sus superiores.
34) Si hay alguna duda sobre la legalidad de cualquier trabajo, el empleado debe indicar a su superior inmediato.
35) En general, cumplir con el Código del Trabajo y con el presente Reglamento Interno de Trabajo.



El incumplimiento de los puntos anteriores, se evaluará como falta leve o falta grave, y la falta grave será sujeta ha visto bueno.

CAPÍTULO VII

DE LAS OBLIGACIONES Y PROHIBICIONES DEL EMPLEADOR

ARTÍCULO 28.- *Obligaciones del empleador.-* Las obligaciones del empleador pertinentes a la Empresa y que constan en el Art. 42 del Código de Trabajo son las siguientes:

1. Pagar la cantidad que corresponda al trabajador, en los términos del contrato y de acuerdo con las disposiciones legales;
2. Instalar las oficinas y demás lugares de trabajo, sujetándose a las medidas de prevención, seguridad e higiene del trabajo y demás disposiciones legales y reglamentarias, tomando en consideración, además, las normas que precautelen el adecuado desplazamiento de las personas con discapacidad;
3. Indemnizar a los trabajadores por los accidentes que sufrieren en el trabajo y por las enfermedades profesionales, con la salvedad prevista en el Art. 38 de este Código;
4. Llevar un registro de trabajadores en el que conste el nombre, edad, procedencia, estado civil, clase de trabajo, remuneraciones, fecha de ingreso y de salida; el mismo que se lo actualizará con los cambios que se produzcan;
5. Proporcionar oportunamente a los trabajadores los útiles, instrumentos y materiales necesarios para la ejecución del trabajo, en condiciones adecuadas para que éste sea realizado;
6. Conceder a los trabajadores el tiempo necesario para el ejercicio del sufragio en las elecciones populares establecidas por la ley, siempre que dicho tiempo no exceda de cuatro horas, así como el necesario para ser atendidos por los facultativos de la Dirección del Seguro General de Salud Individual y Familiar del Instituto Ecuatoriano de Seguridad Social, o para satisfacer requerimientos o notificaciones judiciales. Tales permisos se concederán sin reducción de las remuneraciones;
7. Respetar las asociaciones de trabajadores;
8. Sujetarse al reglamento interno legalmente aprobado;
9. Tratar a los trabajadores con la debida consideración, no infiriéndoles maltratos de palabra o de obra;
10. Conferir gratuitamente al trabajador, cuantas veces lo solicite, certificados relativos a su trabajo.
11. Cuando el trabajador se separare definitivamente, el empleador estará obligado a conferirle un certificado que acredite:
    a. El tiempo de servicio;
    b. La clase o clases de trabajo; y,
    c. Los salarios o sueldos percibidos;
12. Atender las reclamaciones de los trabajadores;
13. Proporcionar lugar seguro para guardar los instrumentos y útiles de trabajo pertenecientes al trabajador, sin que le sea lícito retener esos útiles e instrumentos a título de indemnización, garantía o cualquier otro motivo;
14. Facilitar la inspección y vigilancia que las autoridades practiquen en los locales de trabajo, para cerciorarse del cumplimiento de las disposiciones de este Código y darles los informes que para ese efecto sean indispensables.
15. Los empleadores podrán exigir que presenten credenciales;



16. Pagar al trabajador la remuneración correspondiente al tiempo perdido cuando se vea imposibilitado de trabajar por culpa del empleador;
17. Pagar al trabajador los gastos de ida y vuelta, alojamiento y alimentación cuando, por razones del servicio, tenga que trasladarse a un lugar distinto del de su residencia;
18. Pagar al trabajador reemplazante una remuneración no inferior a la básica que corresponda al reemplazado;
19. Suministrar cada año, en forma completamente gratuita, por lo menos un vestido adecuado para el trabajo a quienes presten sus servicios;
20. Conceder tres días de licencia con remuneración completa al trabajador, en caso de fallecimiento de su cónyuge o de su conviviente en unión de hecho o de sus parientes dentro del segundo grado de consanguinidad o afinidad;
21. Inscribir a los trabajadores en el Instituto Ecuatoriano de Seguridad Social, desde el primer día de labores, dando aviso de entrada dentro de los primeros quince días, y dar avisos de salida, de las modificaciones de sueldos y salarios, de los accidentes de trabajo y de las enfermedades profesionales, y cumplir con las demás obligaciones previstas en las leyes sobre seguridad social;
22. El empleador público o privado, que cuente con un número mínimo de veinticinco trabajadores, está obligado a contratar, al menos, a una persona con discapacidad, en labores permanentes que se consideren apropiadas en relación con sus conocimientos, condición física y aptitudes individuales, observándose los principios de equidad de género y diversidad de discapacidad.
23. El contrato laboral deberá ser inscrito en la Inspección del Trabajo correspondiente, que mantendrá un registro específico para el caso. La persona con discapacidad impedida para suscribir un contrato de trabajo, lo realizará por medio de su representante legal o tutor. Tal condición se demostrará con el carnet expedido por el Consejo Nacional de Discapacidades (CONADIS).
24. Contratar un porcentaje mínimo de trabajadoras, porcentaje que será establecido por las Comisiones Sectoriales del Ministerio de Trabajo y Empleo, establecidas en el artículo 122 de este Código.

ARTÍCULO 29.- *Prohibiciones del empleador.*-Las prohibiciones del empleador constan en el Art. 44 del Código de Trabajo:

1. Imponer multas que no se hallaren previstas en el respectivo reglamento interno, legalmente aprobado;
2. Retener más del diez por ciento (10%) de la remuneración por concepto de multas;
3. Exigir al trabajador que compre sus artículos de consumo en tiendas o lugares determinados;
4. Exigir o aceptar del trabajador, dinero o especies como gratificación para que se le admita en el trabajo, o por cualquier otro motivo;
5. Cobrar al trabajador interés, sea cual fuere, por las cantidades que le anticipe por cuenta de remuneración;
6. Imponer colectas o suscripciones entre los trabajadores;
7. Hacer propaganda política o religiosa entre los trabajadores;
8. Sancionar al trabajador con la suspensión del trabajo;
9. Obstaculizar, por cualquier medio, las visitas o inspecciones de las autoridades del trabajo a los establecimientos o centros de trabajo, y la revisión de la documentación referente a los trabajadores que dichas autoridades practicaren; y,



10. Recibir en trabajos o empleos a ciudadanos remisos que no hayan arreglado su situación militar. El empleador que violare esta prohibición, será sancionado con multa que se impondrá de conformidad con lo previsto en la Ley de Servicio Militar Obligatorio, en cada caso.

CAPITULO VIII

SANCIONES Y MULTAS

ARTÍCULO 30.- *Infracciones al Reglamento Interno:* Cualquier infracción a los artículos de este Reglamento Interno serán sancionados con:

a) Una amonestación, por una falta leve, se realizará por escrito y/o por correo electrónico, y las copias se incluirán en la carpeta del Trabajador;

b) Las multas pueden llegar hasta el 10% del salario del Trabajador infractor, dependiendo de la gravedad de la falta.

c) Tres amonestaciones, dentro de un período mensual de labores,por falta leve serán consideradas como una falta grave.

d) Se puede solicitar el visto bueno por falta grave.

ARTÍCULO 31.-*Son Faltas Leves:* Se considera falta leve aquella que no causa pérdida económica a la empresa y/o daño a su imagen, y afecta moderadamente el normal desarrollo de la misma.

Un Trabajador que tenga 3 faltas leves consecutivas en un mes, se le tomará como falta grave y se sujetará a las sanciones dispuestas en cada caso.

ARTÍCULO 32.- *Son Faltas Graves:* Se considera falta grave aquella que perjudique de manera económica a la empresa, y que afecte de manera extrema el desarrollo comercial y las relaciones entre los representantes y los Trabajadores.

Las faltas graves serán consideradas como actos de indisciplina y desobediencia, conforme consta en el numeral segundo del artículo 172 del Código de Trabajo y en este Reglamento, y la empresa puede sancionar al Trabajador según lo dispone la Ley, solicitando visto bueno.



CAPITULO IX

PREVENCIÓN DE RIESGOS Y MEDIDAS DE SEGURIDAD

ARTÍCULO 33.-Cualquier Trabajador que en las horas de trabajo sufra un accidente, está obligado a avisar a la Empresa inmediatamente con el fin de que se pueda comunicar al Departamento Médico del Instituto Ecuatoriano de Seguridad Social o a las autoridades pertinentes, y que la Empresa pueda enviar al Trabajador accidentado para que lo atiendan y cumpla con los procedimientos legales.

ARTÍCULO 34.-Si el Trabajador al ser notificado por la autoridad competente, para que consiga su ficha médica, no lo hace en treinta (30) días posteriores a la notificación, el Empleador puede solicitar el visto bueno para dar por terminado el contrato de trabajo.

ARTÍCULO 35.-Para reintegrarse al trabajo, el Trabajador que estuvo enfermo, deberá presentar el respectivo certificado médico, preferentemente emitido por un médico del IESS o la autoridad que señale la Ley.

ARTÍCULO 36.-Los Trabajadores están obligados a seguir las reglas de higiene, salud y seguridad ocupacional que establecen las leyes y reglamentos.

ARTÍCULO 37.-Los Trabajadores que, por el tipo de trabajo que realizan, estuvieran expuestos a riesgos o accidentes de trabajo, deben cumplir con todos los procedimientos y normas especiales de control de riesgos, y están obligados a utilizar los equipos de seguridad proporcionados por la Empresa.

ARTÍCULO 38.-La Empresa proveerá en los lugares de trabajo de un botiquín con los medicamentos e insumos indispensables para las atenciones de urgencia que se necesiten.

CAPITULO X

TERMINACIÓN DEL CONTRATO DE TRABAJO

ARTÍCULO 39.-*Causales de la terminación:* La Empresa puede poner término al contrato de trabajo,por causas justificadas, y, además de las que constan en el presente Reglamento Interno, las siguientes:

1. El trabajo o servicio, que originó el contrato, ya fue concluido.

2. Las faltas graves establecidas en este Reglamento, como por ejemplo, injurias o conducta inmoral grave debidamente comprobada y obtenido el Visto Bueno.

3. Cuando unTrabajador no asista a su trabajo durante tres días en un mismo mes; así mismo, la falta injustificada o sin previo aviso al trabajo de parte del Trabajador que esté a cargo de un equipo, y cuyo abandono o paralización signifique retraso en el cumplimiento del trabajo.


Relaciones Laborales

Las faltas a las se refiere este artículo deberán ser legalmente comprobadas y en estos casos, la terminación del contrato de trabajo, se realizará consiguiendo el Visto Bueno ante el Inspector Provincial de Trabajo.

CAPITULO XI

DISPOSICIONES FINALES

ARTÍCULO 40.- *Notificación directa:* Un Trabajador puede considerarse despedido, cuando ha sido notificado directamente y por escrito por el Gerente General.

ARTÍCULO 41.-La Empresa no reconocerá ninguna comunicación, solicitud de permiso, etc. que no lleve la firma del Gerente General o de las personas autorizadas para otorgar este tipo de documentos.

ARTÍCULO 42.- Todo Trabajador tiene derecho a ser escuchado(sus quejas y reclamos). Si no está de acuerdo con la solución otorgada por su jefe inmediato, solicitará la opinión dirimente del Gerente General, quien estudiará el caso.

ARTÍCULO 43.- La empresa tiene el derecho de aumentar, cambiar o suprimir alguna o varias de las cláusulas del presente Reglamento Interno de Trabajo y hacer aprobar los cambios a la Gerencia General, y a la Dirección Regional del Trabajo.

ARTÍCULO 44.- *Vigencia:* El presente Reglamento Interno entrará en vigencia a partir de la fecha de su aprobación por parte de la Dirección Regional del Trabajo.

Los Trabajadores de INDEXPUBS S.A., quedan sujetos a cumplir con las disposiciones del presente Reglamento desde el momento que empiezan a trabajar en la Empresa, el mismo que, una vez aprobado, será fijado permanentemente en lugares visibles de la Empresa, para el conocimiento de todos; y se entregará una copia del mismo a cadaTrabajador.





Verónica Rocío Bravo Cartagenova
Representante Legal
INDEXPUBS S.A.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents:

1. Membership Application, including Checklist, Statutory Disqualification Notice and Clearing Letter of Guarantee
2. User Agreement
3. Securities Routing Agreement
4. Market Maker Registration Application and User Agreement Addendum for Registered Market Makers
5. Competitive Liquidity Provider Registration Application
6. Lead Market Maker Application
7. Liquidity Management Provider Enrollment Form
8. Retail Member Organization Application
9. User Agreement Addendum to Permit Volume Attribution
10. Volume Aggregation and Execution Detail Request
11. Direct Debit Opt-In Form
12. Non-Member Clearing Firm Information Document
13. Sponsored Access Application, including Checklist and Information Document, Sponsoring Member Consent and Sponsored Participant Agreement
14. Service Bureau Information Document, Service Bureau Port Fee Agreement and Service Bureau Agreement
15. Connectivity Services Agreement, Extranet Addendum to the Connectivity Services Agreement and Bats Connect Order Form
16. Data Agreement, Data Feed Order Form and System Description, List of Affiliates, Subscriber Agreement, Service Facilitator List, External Controlled Data Distributor Trial Addendum, U.S. Market Data Policies
17. Options Member Application, Options Member Agreement, Options Member Letter of Guarantee and Options Self Clearing Member Letter of Guarantee
18. Options Market Maker Registration Application

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

Bats Global Markets, Inc.
Membership Application

In order to join Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA), and Bats EDGX Exchange, Inc. (EDGX) (each an "Exchange"), an applicant Broker-Dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete after submission.

APPLICATION CHECKLIST
☐ Membership Application, including Statutory Disqualification Notice
☐ Clearing Letter of Guarantee (***only if you are not self-clearing***) – per Exchange
☐ User Agreement – per Exchange
☐ Securities Routing Agreement – per Exchange
☐ Most recent ***signed and notarized*** Form BD, including schedules and disclosure reporting pages
☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®
☐ Most recent audited annual financial statements, including Independent Auditors' Report on Internal Control or Exemption Report, and unaudited financial statements as of the last month end
☐ All FOCUS Reports filed since the last annual audit
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation
☐ IRS Form W-9 or W-8
☐ A list of all Authorized Traders, ***including name and CRD #***, the Applicant will be registering with the Exchange
☐ A list identifying all joint accounts pursuant to Exchange Rule 12.7 – *if applicable*

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@bats.com or 913.815.7002. In addition, please refer to the Exchange's website at www.bats.com for additional information regarding the membership process.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
COMPLIANCE CONTACT	**TECHNICAL CONTACT**
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
TRADING CONTACT	**SUPERVISOR OF AUTHORIZED TRADERS**
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization:____________________ Federal Employer ID Number:_________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ________________________________

*Please contact Membership Services for more information on becoming a Market Maker on the Exchange.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

- ☐ Bats BZX Exchange, Inc. (BZX)
- ☐ Bats BYX Exchange, Inc. (BYX)
- ☐ Bats EDGA Exchange, Inc. (EDGA)
- ☐ Bats EDGX Exchange, Inc. (EDGX)
- ☐ BOX Options Exchange (BOX)
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ C2 Options Exchange (C2)
- ☐ Chicago Stock Exchange (CHX)
- ☐ Financial Industry Regulatory Authority (FINRA)
- ☐ International Securities Exchange (ISE)
- ☐ ISE Gemini (GEMINI)
- ☐ MIAX Options (MIAX)
- ☐ NASDAQ (NQX)
- ☐ NASDAQ BX (BX)
- ☐ NASDAQ PHLX (PHLX)
- ☐ National Stock Exchange (NSX)
- ☐ New York Stock Exchange (NYSE)
- ☐ NYSE Arca, Inc. (ARCA)
- ☐ NYSE MKT

Name of Applicant's Designated Examining Authority (DEA): ______________________

ADDITIONAL INFORMATION

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA or any other Regulator.

SEC: ______________

FINRA: ______________

Other: ______________ Name of other Regulator: ______________

If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17-a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If yes, please explain (attach an additional sheet if more space is needed):

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If yes, please provide the following:

Name of insurance carrier: ______________________

Amount of coverage: ______________ Effective date of the bond: ______________

AML COMPLIANCE OFFICER		
Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.		
Name:		Title:
Business Address:		
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION		
The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A 'Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Exchange Rule 2.5, Interpretation and Policy .01 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.		
DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	
DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	
DESIGNATED SERIES 27 LICENSED PRINCIPAL		
Name:	Title	CRD #:
Business Address:		
Phone:	Email:	

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

______________________________	______________________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
______________________________	______________________________
Printed Name	Title

Bats Global Markets, Inc.
Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of Applicant Broker-Dealer, I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

______________________________	______________________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
______________________________	______________________________
Printed Name	Title

Bats BZX Exchange, Inc.
Clearing Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Firm of Applicant Broker-Dealer

In connection with the qualification of ____________________________ ("Member") as a member of Bats BZX Exchange, Inc. ("Exchange") and pursuant to Exchange Rule 11.15, as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange.

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange Rules and may be relied upon by Exchange. This Notice of Consent shall be subject to Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

____

Clearing Firm (Broker-Dealer Name)

____

NSCC Clearing #

____

Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____

Printed Name/Title

____

Date

Bats BZX Exchange, Inc.
User Agreement

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Bats BZX Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the user referenced below ("User").

1. **Term of the Agreement.** This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services,** Subject to the terms and conditions of this Agreement, User will have the right to access Exchange to enter orders on Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance.** Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. **Monitoring.** User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions.** User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.17, as may be amended or re-numbered from time to time).

6. **Sponsored Participants.** Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. Connectivity. User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. Market Data. User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. Restrictions on Use; Security. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to Exchange to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from Exchange ("Exchange Data") to any other person or to any other office or place unless it signs and complies with a separate Bats Global Markets, Inc. Data Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. Exchange shall not include in the operation of Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. Information.

(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.17 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR

OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is selling, leasing, furnishing or otherwise permitting or providing access to Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

20. Acknowledgement of SRO Obligations. Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. Assignment. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. Amendment. Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:________________	Bats BZX Exchange, Inc.
Signature:________________	Signature:________________
Printed Name:________________	Printed Name:________________
Title:________________	Title:________________
	Date:________________

Bats Trading, Inc.
Securities Routing Agreement

Provided that User is a Member or Sponsored Participant of a Member of either Bats BZX Exchange, Inc., Bats BYX Exchange, Inc. or both of Bats BZX Exchange, Inc. and Bats BYX Exchange, Inc. (as applicable, the "Exchange") and subject to a valid, ongoing User Agreement with Exchange, Bats Trading, Inc. (hereinafter "Bats Trading"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas Bats Trading provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and Bats Trading agree as follows:

1. **Routing Services.** Bats Trading, a wholly owned subsidiary of Bats Global Markets, Inc., agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. **Orders Not Eligible for Routing Services.** User agrees that Bats Trading will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. **Cancellation; Modification of Orders.** User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by Bats Trading subject to the applicable trading rules of the relevant market center.

4. **Transmission of Order Instructions.** User agrees that all orders on its behalf must be transmitted to Bats Trading through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to Bats Trading and for receiving notice regarding such orders. Bats Trading shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by Bats Trading to Exchange. User shall be notified of such executions through Exchange.

5. **Clearance and Settlement.** User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by Bats Trading shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by Bats Trading shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. **Information.**

(a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Bats Trading will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Bats Trading, Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by Bats Trading without the express, prior written authorization of Bats Trading. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. **Term of Agreement.** This Routing Agreement will be effective as of the date executed by Bats Trading on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. Bats Trading may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. **Indemnity.** User agrees to indemnify, defend and hold Bats Trading harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of Bats Trading routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from Bats Trading's willful misconduct, fraud or breach of Bats Trading's obligations under this Routing Agreement.

9. **Indemnification by Bats Trading.** Bats Trading agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of Bats Trading, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **DISCLAIMER OF WARRANTY.** ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY BATS TRADING, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT BATS TRADING IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, NEITHER BATS TRADING, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF BATS TRADING TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

12. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL BATS TRADING OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF BATS TRADING, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. Assignment. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without Bats Trading's prior approval, which will not be unreasonably withheld. Bats Trading may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. Force Majeure. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither Bats Trading nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. Amendment. Bats Trading, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Bats Trading, or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by Bats Trading after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to Bats Trading at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Bats Trading and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User:______________________	Bats Trading, Inc.
Signature:__________________	Signature:__________________
Printed Name:_______________	Printed Name:_______________
Title:_____________________	Title:_____________________
	Date: _____________________

Bats Global Markets, Inc.
Market Maker Registration Application

Members applying to become Market Makers registered with Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA) and Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") are required to complete this Market Maker Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as a Market Maker.

To apply, please complete this Market Maker Registration Application and submit with all required supplementary materials via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:

OTHER BUSINESS ACTIVITIES

☐ Investment Banking ☐ Public Securities Business ☐ Proprietary Trading
☐ Market Maker ☐ Dealer/Specialist ☐ Other: ______________

If the Applicant is a Market Maker or Dealer/Specialist, please provide a list of the registered national securities exchange(s) or association(s) on which the Applicant has been approved as such:

SECURITIES

Estimate the number of securities in which the Applicant intends to become registered as a Market Maker: ________

NET CAPITAL

Excess Net Capital Amount: ____________________ As of Date: ______________

☐ Most recent Quarterly FOCUS Report enclosed - required

MARKET MAKER AUTHORIZED TRADERS (MMATs)

To be eligible for registration as a MMAT, as defined in BZX, BYX, EDGA and EDGX Rule 1.5(l), a person must successfully complete proficiency examinations and continuing education requirements applicable to Authorized Traders, as set forth in Interpretation and Policies .01 and .02 to Exchange Rule 2.5[1]. Market Makers must maintain a current list of MMATs who are permitted to enter orders on behalf of the Market Maker pursuant to BZX and BYX Rule 11.8(a)(4), EDGA and EDGX Rule 11.20(a)(4).

Name: ____________________ CRD #: __________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: __________

Seeking registration on: ☐ BZX Exchange ☐ BYX Exchange ☐ EDGA Exchange ☐ EDGX Exchange

Will this individual require a web log-in to facilitate symbol registration? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ____________________ Phone Number: __________

Name: ____________________ CRD #: __________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: __________

Seeking registration on: ☐ BZX Exchange ☐ BYX Exchange ☐ EDGA Exchange ☐ EDGX Exchange

Will this individual require a web log-in to facilitate symbol registration? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ____________________ Phone Number: __________

Name: ____________________ CRD #: __________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: __________

Seeking registration on: ☐ BZX Exchange ☐ BYX Exchange ☐ EDGA Exchange ☐ EDGX Exchange

Will this individual require a web log-in to facilitate symbol registration? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ____________________ Phone Number: __________

Name: ____________________ CRD #: __________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: __________

Seeking registration on: ☐ BZX Exchange ☐ BYX Exchange ☐ EDGA Exchange ☐ EDGX Exchange

Will this individual require a web log-in to facilitate symbol registration? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ____________________ Phone Number: __________

[1] *In exceptional cases and where good cause is shown, the Exchange may waive such requirement. Contact Membership Services at 913.815.7002 for more information regarding requesting a waiver of the proficiency exam requirement.*

MARKET MAKER RESTRICTIONS

Restrictions apply to a Market Maker registered in a UTP Derivative Security that derives its value from any of the following: one or more currencies, commodities, derivatives based on one or more currencies or commodities, or a basket or index comprised of currencies or commodities (collectively, "Reference Assets"). BZX Rule 14.11(j)(5) and BYX, EDGA and EDGX Rule 14.1(c)(5) require a Market Maker registered in a UTP Derivative Security to file with the respective Exchange(s) and keep a current list identifying all accounts for trading Reference Assets or any derivative instruments based on a Reference Asset of that UTP Derivative Security, which the Applicant: (1) holds an interest; (2) has investment discretion; or (3) shares in the profits and/or losses.

If the applicant intends to become a registered Market Maker in a UTP Derivative Security, please submit a current list of accounts in which the underlying physical asset or commodity, related futures or options on futures, or any other related derivatives are traded to the Regulatory Department at Surveillance@bats.com.

WEBSITE DISCLOSURE AND DATA PROVIDED TO ISSUERS

Notwithstanding any provision to the contrary set forth in User Agreement by and between the Exchange and applicant (the "User Agreement") related to information or data that applicant or applicant's agent enters into Exchange ("Transaction Data"), applicant hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use Transaction Data solely within Exchange market data products that it offers exclusively to issuers relating to the market in the issuer's own securities even if such market data products present Transaction Data in a manner that provides applicant's volume ranking on the Exchange in such issuer's own securities. Further, applicant hereby agrees that Exchange can publicly identify applicant as a Market Maker on the Exchange. Finally, applicant agrees that Exchange can provide confidential information derived from Transaction Data solely to issuers relating to the market in an issuer's own securities and that such information may include applicant's identity.

The undersigned attests that the information provided in this application on behalf of the Applicant is complete and accurate. Furthermore, the undersigned acknowledges that the Applicant agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

____

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____

Printed Name

____

Title

____

Date

Bats Global Markets, Inc.
User Agreement Addendum for Registered Market Makers

This User Agreement Addendum for registered Market Makers (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Global Markets, Inc. ("BGM"), on behalf of its wholly-owned subsidiaries Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA) and Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") and the user referenced below ("User"). Capitalized terms used but not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the "User Agreement").

Executed versions of this Addendum and any other requested documents can be delivered to the Exchange via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214.

WEBSITE DISCLOSURE AND DATA PROVIDED TO ISSUERS

Notwithstanding any provision to the contrary set forth in User Agreement by and between the Exchange and User (the "User Agreement") related to information or data that User or User's agent enters into Exchange ("Transaction Data"), User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use Transaction Data solely within Exchange market data products that it offers exclusively to issuers relating to the market in the issuer's own securities even if such market data products present Transaction Data in a manner that provides User's volume ranking on the Exchange in such issuer's own securities. Further, User hereby agrees that Exchange can publicly identify User as a registered market maker on the Exchange. Finally, User agrees that Exchange can provide confidential information derived from Transaction Data solely to issuers relating to the market in an issuer's own securities and that such information may include User's identity.

____
Member Firm

____
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____
Printed Name

____
Title

____
Date

Bats BZX Exchange, Inc.
Competitive Liquidity Provider Registration Application

Any currently approved Market Maker on Bats BZX Exchange, Inc. (the "Exchange") is eligible to apply to become a Competitive Liquidity Provider ("CLP"). To become a CLP, a current Exchange Market Maker is required to complete this Competitive Liquidity Provider Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as a CLP.

To apply, please complete this Competitive Liquidity Provider Registration Application and submit via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:

OTHER BUSINESS ACTIVITIES

- ☐ Investment Banking
- ☐ Public Securities Business
- ☐ Proprietary Trading
- ☐ Market Maker
- ☐ Dealer/Specialist
- ☐ Other: ______________________

If the Applicant is a Market Maker or Dealer/Specialist, please provide a list of the registered national securities exchange(s) or association(s) on which the Applicant has been approved as such:

CLP TRADING IDENTIFIERS

Applicant must identify to the Exchange the identifier it will use for CLP trading. A Member may not use an identifier for trading activity at the Exchange in assigned CLP securities that is not CLP trading activity, but may use the same unique identifier for trading activity in securities not assigned to such CLP. If a Member does not identify to the Exchange the unique identifier to be used for CLP trading activity, the Member will not receive credit for such CLP trading.

MPID to be used for CLP trading activity: ________

SECURITIES

Identify the types of issues in which the Applicant intends to become registered as a CLP:

☐ Corporate Issuers (Tier I or Tier II)

☐ Exchange Traded Products, including ETFs

REPRESENTATIONS AND ACKNOWLEDGEMENTS

REPRESENTATIONS OF APPLICANT:

By executing this Application, the Applicant agrees as follows:

- The Applicant represents that it has adequate technology to support electronic trading through the systems and facilities of the Exchange;
- The Applicant represents that it has adequate trading infrastructure to support CLP trading activity, which includes support staff to maintain operational efficiencies in the CLP program and adequate administrative staff to manage the Member's participation in the CLP program;
- The Applicant recognizes that all CLP orders must only be for the proprietary account of the CLP Member; and
- The Applicant represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete in all material respects.

WAIVER OF CONFIDENTIALITY AND ANONYMITY:

Further, the Applicant acknowledges and agrees as follows:

The Applicant acknowledges that the User Agreement by and between the Exchange and Applicant (the "User Agreement"), including but not limited to Sections 8 and 10, require the Exchange to keep Applicant's identity confidential and would preclude the Exchange from publishing any information regarding information and data that Applicant or Applicant's agent enters into the Exchange ("Transaction Data"). Notwithstanding such provisions, Applicant hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use Transaction Data solely within Exchange market data products that it offers exclusively to issuers relating to the market in the issuer's own securities even if such market data products present Transaction Data in a manner that provides Applicant's volume ranking on the Exchange in such issuer's own securities. Further, Applicant hereby agrees that Exchange can publicly identify Applicant as a CLP on the Exchange. Finally, Applicant agrees that Exchange can provide confidential information derived from Transaction Data solely to issuers relating to the market in an issuer's own securities and that such information may include Applicant's identity.

____

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____

Printed Name

____

Title

____

Date

Bats BZX Exchange, Inc.
Lead Market Maker Registration Application

Any currently approved Market Maker on Bats BZX Exchange, Inc. (the "Exchange") is eligible to apply to become a Lead Market Maker ("LMM") in a particular Exchange listed exchange traded product ("ETP"). To become an LMM, a current Exchange Market Maker is required to complete this Lead Market Maker Registration Application. In addition to the information requested below, an Applicant that wishes to provide additional information to the issuer (*e.g.*, trading firm's background), may submit such information with its application.

To apply, please complete this Lead Market Maker Registration Application and submit via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
MPID to be used for LMM trading activity:		

BUSINESS CONTACT	
Name:	Email:
Title:	Phone

PRIMARY CONTACT*	
Name:	Email:
Title:	Phone:

ADDITIONAL CONTACT

Information regarding new ETPs subject to the LMM Program should be sent to this email address:

____

AVAILABILITY OF INFORMATION ON WebCRD®

Is the Applicant's Form BD updated and available on WebCRD?

☐ Yes ☐ No

Are the Applicant's Market Maker Authorized Traders (MMATs) registered with the Exchange on WebCRD?

☐ Yes ☐ No

* The Primary contact for the LMM must be present at any interviews with an issuer in connection with an LMM application.

INFORMATION FOR LEAD MARKET MAKERS

LMMs are subject to Exchange rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to the rules referenced below.

Bats BZX Exchange Rule 11.8(e)(2)(A):

LMMs shall be selected by the Exchange based on factors including, but not limited to, experience with making markets in ETPs, adequacy of capital, willingness to promote the Exchange as a marketplace, issuer preference, operational capacity, support personnel, and history of adherence to Exchange rules and securities laws.

Bats BZX Exchange Rule 11.8(e):

(2)(C) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation.

(1)(D) The term "Minimum Performance Standards" means a set of standards applicable to an LMM that may be determined from time to time by the Exchange. Such standards will vary between LMM Securities depending on the price, liquidity, and volatility of the LMM Security in which the LMM is registered. The performance measurements will include: (A) percent of time at the NBBO; (B) percent of executions better than the NBBO; (C) average displayed size; and (D) average quoted spread.

The undersigned attests that the information provided in this application on behalf of the Applicant is complete and accurate. Furthermore, the undersigned acknowledges that the Applicant agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

____

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____

Printed Name

____

Title

____

Date

Bats BZX Exchange, Inc.
Liquidity Management Provider Enrollment Form

Any Member of Bats BZX Exchange, Inc. (the "Exchange") is eligible to enroll as a Liquidity Management Provider ("LMP") by completing this Liquidity Management Provider Enrollment Form.

To complete enrollment, please complete this Liquidity Management Provider Enrollment Form and submit via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Members are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Enrollee:		
Address of Principal Office:		
City:	State:	Zip:

NOTIFICATION CONTACT Notification regarding removal of symbols from the LMP Program should be sent to the following contact:	
Name:	Email:
Title:	Phone:

SYMBOL REGISTRATION CONTACT At least one individual will be required to have credentials to manage symbol registration via a Bats web portal account. Please identify individual(s) below:	
Name:	Email:
Title:	Phone:

Name:	Email:
Title:	Phone:

Name:	Email:
Title:	Phone

Name:	Email:
Title:	Phone:

WEBSITE DISCLOSURE AND DATA PROVIDED TO ISSUERS

The Enrollee acknowledges that provisions of Sections 8 and 10 of the User Agreement by and between the Exchange and Enrollee (the "User Agreement"), require the Exchange to keep Enrollee's identity confidential and would preclude the Exchange from identifying Enrollee as the source of information and data that Enrollee enters into the Exchange for the MPIDs participating in the LMP Program ("Transaction Data"). Notwithstanding such provisions, Enrollee hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use Transaction Data solely within Exchange market data products that it offers exclusively to issuers relating to the market in the issuer's own securities even if such market data products present Transaction Data in a manner that reveals Enrollee's identity and provides information regarding Enrollee's participation on the Exchange in such issuer's own securities. Further, Enrollee hereby agrees that Exchange can publicly identify Enrollee as an LMP on the Exchange.

____

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____

Printed Name

____

Title

____

Date

Bats BZX Exchange, Inc.
Retail Member Organization Application

The completion of this application is required in order to be qualified by Bats BZX Exchange, Inc. (the "Exchange" or "BZX") as a Retail Member Organization ("RMO") and submit Retail Orders.

A "Retail Order" is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to BZX by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. For purposes of this application, the term "natural person" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a natural person can include an order on behalf of an account held in a corporate legal form, such as an Individual Retirement Account, a Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order originates from an individual.

If an RMO uses an algorithm to determine to send an existing Retail Order to the Exchange, such order is acceptable and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g., price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

See BZX Rule 11.25 for a full definition of terms and requirements.

GENERAL INFORMATION		
Name of Applicant:		WebCRD #:
Address of Principal Office:		
City:	State:	Zip:
MPID(s) used to submit Retail Orders:		
Members sending Retail Orders may elect that their display-eligible orders be included in the Exchange's proprietary data feeds as Attributable Orders utilizing a generic "RTAL" designation on either an order-by-order basis or by establishing a port-level default. Please contact the Trade Desk at 913.815.7001 or TradeDesk@bats.com if you will be requesting that a specific port be designated with the "RTAL" identifier.		

BUSINESS CONTACT	
Name:	Email:
Title:	Phone:

BUSINESS DESCRIPTION
Please describe the current business structure of the division within your Firm that qualifies you as an RMO (attach an additional sheet if more space is needed):

Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. Examples of this supporting documentation may include sample marketing literature, website screenshots and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that your order flow would meet the requirements of the Retail Order definition. Additionally, please provide a copy of your Written Supervisory Procedures (WSPs) related to the requirements set forth in BZX Rule 11.25.

☐ Applicant has attached supporting documentation, including WSPs (required)

RMO SUPERVISORY REQUIREMENTS

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as Retail Orders would meet the qualifications for such orders under BZX Rule 11.25. Applicant further attests that it has in place WSPs pursuant to Rule 11.25. Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of this Rule, and

(ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant does not itself conduct a retail business but routes Retail Orders on behalf of another broker-dealer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such other broker-dealer that are designated as Retail Orders meet the definition of a Retail Order. The Applicant must:

(i) obtain an annual written representation from each other broker-dealer that sends the Applicant orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule (a form acceptable to the Exchange for such annual written representation is attached hereto); and

(ii) monitor whether Retail Order flow routed on behalf of such other broker-dealers meets the applicable requirements.

____
Applicant

____
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____
Date

____
Print Name

____
Title

Bats BZX Exchange, Inc.
Retail Member Organization – Broker-Dealer Customer Agreement

If you do not conduct a retail business but are routing retail order flow on behalf of one or more other broker-dealers, your firm is required to maintain an agreement with each firm. For purposes of BZX rules, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

This Agreement has been created for your convenience as an alternative to creating your own agreement. It should be kept for your files.

1. This Retail Member Organization – Broker-Dealer Customer Agreement (the "Agreement") is between ______________________________, (the "RMO") and ______________________________, (the "Customer"), which is a registered broker-dealer.

2. This Agreement authorizes the RMO to route Retail Orders and modifications to BZX on behalf of Customer pursuant to BZX Rule 11.25.

3. By executing this Agreement, Customer represents that it will only send orders to the RMO that are to be designated as Retail Orders if the entry of such orders to BZX will be in compliance with the requirements of Rule 11.25. Customer represents that it will designate orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology. Customer further represents that it will maintain written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a retail order are met. Customer agrees to attest annually that it continues to comply with the conditions outlined in this paragraph.

Retail Member Organization	**Customer**
______________________________	______________________________
Signature	Signature
______________________________	______________________________
Print Name	Print Name
______________________________	______________________________
Title (must be an officer)	Title (must be an officer)
______________________________	______________________________
Name of Member Organization	Name of Customer
______________________________	______________________________
WebCRD #	WebCRD #
______________________________	______________________________
Date	Date

Bats BZX Exchange, Inc.
Broker-Dealer Customer Annual Attestation

If you do not conduct a retail business but are routing retail order flow on behalf of one or more other broker-dealers, your firm is required to obtain an annual written attestation from each firm. For purposes of BZX rules, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

This Attestation has been created for your convenience and represents a form of Attestation acceptable to the Exchange. Copies of this Attestation should be kept for your files.

1. In connection with the Retail Member Organization Application of __________________________ (the "RMO") and pursuant to BZX Rule 11.25, the undersigned ("Customer") represents that it is a Broker-Dealer Customer of the RMO and sends orders to the RMO pursuant to the Retail Member Organization – Broker-Dealer Customer Agreement.

2. By executing this Attestation, Customer hereby certifies the following:

   (a) It only sends orders to the RMO that are designated as Retail Orders and are in compliance with the requirements of BZX Rule 11.25.
   (b) It designates orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology.
   (c) It maintains written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a retail order are met.

Customer

____
Signature

____
Print Name

____
Title (must be an officer)

____
Name of Customer

____
WebCRD #

____
Date

Bats Global Markets, Inc.
User Agreement Addendum to Permit Attribution

This User Agreement Addendum to Permit Attribution (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Bats Global Markets, Inc. ("BGM"), on behalf of its wholly-owned subsidiaries Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA) and Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") and the user referenced below ("User"). Capitalized terms used but not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes attribution of Covered Data (as defined below) in Exchange data products and/or on the Exchange's public website.

An executed version of this Addendum can be delivered to the Exchange via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214.

TERMS OF ADDENDUM

Whereas, the Exchange provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and BGM, on behalf of the Exchange, agree as follows:

1. Scope. This Addendum shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Addendum shall be incorporated herein by reference. This Addendum shall only apply to the Trading Platform(s), Attribution Type(s) and Attributed MPIDs selected by User below (collectively, the "Covered Data").

Trading Platform: User limits the applicability of this Addendum to the following Exchange trading platform(s):

☐ Bats BZX Exchange, Inc. (Equities)
☐ Bats BZX Exchange, Inc. (Options)
☐ Bats BYX Exchange, Inc.
☐ Bats EDGA Exchange, Inc.
☐ Bats EDGX Exchange, Inc. (Equities)

Attribution Type: User limits the applicability of this Addendum to the following types of attribution:

☐ Allow Use of User's Identity in connection with its Aggregate Volume Ranking Relative to other Users

☐ Allow Quote Attribution

Attributed MPIDs: User limits the applicability of this Addendum to the following MPIDs:

☐ Aggregate all User MPIDs ☐ Limit Attribution to Selected MPIDs: ______________________________

2. Modification of User Agreement. The parties acknowledge that the User Agreement, including but not limited to Sections 8 and 10, requires the Exchange to keep User's identity confidential and would preclude the Exchange from publishing any information regarding information and data that User or User's agent enters into the Exchange. Notwithstanding such provisions, User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, revocable license to receive and use Covered Data (as defined by User's selection(s) above) within Exchange market data products and/or on the Exchange's public website even if such use of Covered Data is inconsistent with the terms of the User

Agreement. The license granted hereunder shall remain in effect for the term of the User Agreement, unless this Addendum is terminated earlier by User or Exchange upon 30 days written notice to the other party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User:______________________________

Signature:______________________________

Printed Name:______________________________

Title:______________________________

Bats Global Markets, Inc.

Signature:______________________________

Printed Name:______________________________

Title:______________________________

Date:______________________________

Bats Global Markets, Inc.
Volume Aggregation and Execution Detail Request

This request for volume aggregation and detailed execution information is made to Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA), and Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") by the Members noted below. This request should be completed by Members who are affiliated as evidenced on each Member's Form BD or who have been appointed as an Appointed Order Entry Firm / Appointed Market Maker pursuant to the Exchange's fee schedule. "Affiliate" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

The Members noted below would like to request aggregation of all equities and options volume submitted to the Exchange by each Member with an approved trading ID. Additionally, the Members request detailed execution information for all aggregated volume. By signing below, each Member acknowledges and agrees that the other Member will have access to the same information and releases each Exchange from any liability associated with providing detailed execution information.

An executed version of this Request can be delivered to the Exchange via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Member Name:	CRD #:
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

Member Name:	CRD #:
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

Bats Global Markets, Inc.
Direct Debit Opt-In Form

The Depository Trust & Clearing Corporation offers a Direct Debit program that allows Exchanges to bill their Members directly through the Clearing Firm's account. Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA) and Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") use this process to bill Section 31 Fees (mandatory direct debit) and Transaction Fees (optional direct debit).

To Opt-In for Direct Debit of Transaction Fees, this Form must be completed for each Member/Clearing Firm relationship. An executed version of this Form can be delivered to the Exchange via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

All Transaction Fee invoices that result in a credit due to the Member will be cleared during the Exchange's regular rebate processing. These payments can be in the form of a check or ACH, according to the Member's preference.

Trading Platform(s), check all that apply:

- ☐ Bats BZX Exchange, Inc.
- ☐ Bats BYX Exchange, Inc.
- ☐ Bats EDGA Exchange, Inc.
- ☐ Bats EDGX Exchange, Inc.

MPID(s), list all that apply attaching additional page(s) as necessary:

Member Name

Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor

Printed Name / Title

Date

Clearing Firm Name / NSCC #

Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor

Printed Name / Title

Date

Bats Global Markets, Inc.
Non-Member Clearing Firm Information Document

INFORMATION DOCUMENT – To be completed by the Non-Member Clearing Firm of Members of Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA) and/or Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange").

The undersigned Clearing Firm represents that it is a member of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned further represents that it is requesting to have its NSCC participant number added to the Exchange's system to facilitate clearance and settlement of transactions made by Members of the Exchange.

An executed version of this Document can be delivered to the Exchange via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214.

GENERAL INFORMATION		
Clearing Firm Name:		NSCC #:
Address of Principal Office:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
CLEARING LETTER OF GUARANTEE CONTACT		
Name:	Email:	
Title:	Phone:	
CLEARING BREAKS CONTACT		
Name:	Email:	
Title:	Phone:	

____

Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____

Printed Name / Title

____

Date

Bats Global Markets, Inc.
Sponsored Access Application

In order to join Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA) and Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") as a Sponsored Participant, an Applicant and their Sponsoring Member must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

APPLICATION CHECKLIST
☐ Sponsored Access Application, including • Sponsoring Member Consent • Sponsored Participant Agreement
☐ A detailed description of how the Sponsoring Member will comply with the requirements of SEC Rule 15c3-5: *Risk Management Controls for Brokers or Dealers with Market Access*
☐ A copy of the Sponsoring Member's Policies and Procedures, specifically addressing SEC Rule 15c3-5
☐ User Agreement – per Exchange
☐ Securities Routing Agreement – per Exchange

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@bats.com or 913.815.7002.

Bats Global Markets, Inc.
Sponsored Access Application

SPONSORING MEMBER INFORMATION			SPONSORING MEMBER BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
SPONSORED PARTICIPANT INFORMATION			SPONSORED PARTICIPANT BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
SPONSORED PARTICIPANT BILLING ADDRESS			SPONSORED PARTICIPANT BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

PORT SELECTION

Port Type/Quantity: ☐ BOE _______ ☐ FIX _______ ☐ DROP _______ ☐ FIX DROP _______

Is the Sponsored Participant allowed to enter Short Sales? ☐ Yes ☐ No

Is the Sponsored Participant allowed to enter Intermarket Sweep Orders? ☐ Yes ☐ No

What is the maximum dollar value per order? $____________

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)

☐ Cross Connect ☐ Extranet:______________________________ ☐ VPN (certification only)

What type of connection(s) is the Sponsored Participant requesting? ☐ Certification ☐ Production

CLEARING (EQUITIES AND/OR OPTIONS)

Please list the MPID/NSCC # that the Sponsored Participant is permitted to use: _______/_______

Please list the Executing Firm ID/OCC # that the Sponsored Participant is permitted to use: _______/_______

AUTHORIZATION

This form is governed by all terms and conditions set forth in the BZX, BYX, EDGA and/or EDGX Sponsored Access Application and Agreements. The Exchange provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the Bats Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Sponsoring Member Firm:	Date:
Printed Name/Title:	Signature:

Bats Global Markets, Inc.
Sponsoring Member Consent

We, __________________________, a Member of the Exchange, are hereby notifying the Exchange that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 11.3, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.3, we have further reviewed other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

____________________	____________________
Sponsoring Member Name	CRD Number
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

On behalf of the Sponsored Participant, the undersigned agrees to comply with the Exchange Certificate of Incorporation, Bylaws, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;
- shall enter into and maintain a Routing Agreement with Bats Trading, Inc., if it will use the routing services provided by that entity;
- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.4 with respect to such Authorized Traders;
- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.3 and will assure that they receive appropriate training prior to any use or access to the Exchange;
- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;
- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;
- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the Exchange for compliance with the terms of this agreement; and
- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.3, and shall comply with the Exchange Rules, as amended

Sponsored Participant Name	CRD Number (if applicable)
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

Bats Global Markets, Inc.
Service Bureau Application and Agreements

SERVICE BUREAU INFORMATION			
Firm:			
Address:			
City:		State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS			BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

PORT SELECTION
Port Type/Quantity: ☐ BOE _______ ☐ FIX _______ ☐ DROP _______ ☐ FIX DROP _______

CONNECTIVITY
Which connectivity option will you use? (check one)
☐ Cross Connect* ☐ Extranet:_______________________________ ☐ VPN (certification only)
What type of connections are you requesting? ☐ Certification ☐ Production
*If requesting a cross connect, a Connectivity Services Agreement is also required.

AUTHORIZATION

This form is governed by all of the terms and conditions set forth in the Bats Global Markets, Inc. Service Bureau Application and Agreements. The persons listed above are the only individuals authorized to order or update services at Bats on behalf of the Service Bureau. Please contact Membership Services at 913.815.7002 or email MembershipServices@bats.com to add or delete authorized contacts.

Bats provides a best effort attempt to cancel all open orders from a Member/Service Bureau upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by Bats will be error free or operate without interruption. By signing below, you agree and acknowledge that Bats is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the Bats Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Printed Name:	Signature:
Title:	Date:

Bats Global Markets, Inc.
Service Bureau Port Fee Agreement

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between Bats Global Markets, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Bats"), on behalf of itself and Bats BZX Exchange, Inc., Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc., and Bats EDGX Exchange, Inc., each a Delaware corporation, and any other market subsidiary hereinafter created or acquired by Bats and operated by Bats or a subsidiary of Bats (collectively, the "Exchange"), and the Authorized Service Bureau referenced below ("Service Bureau").

1. **Rights of Service Bureau.** Bats has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Exchange Users and Data Recipients.** If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement"), pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders to the Exchange and/or has entered into a Bats Global Markets, Inc. Data Agreement with Bats Global Markets, Inc.(as may be amended, modified or supplemented from time to time, the "Data Agreement"), pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. **All other Service Bureaus.** If Service Bureau has not entered into a User Agreement or Data Agreement, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. **Port Fees.** Service Bureau agrees to make timely payment of fees charged specifically for linking to Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between Exchange and Service Bureau. Service Bureau agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Service Bureau of any such change to Port Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change, except to the extent a shorter period is: (i) required due to any situation that necessitates a change to Port Fees on an accelerated basis or otherwise precludes such advance notice, or (ii) required pursuant to an order of a court, an arbitrator or a regulatory agency.

4. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours written notice given by either party to the other.

5. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to Service Bureau at its last reported principal office address, unless Service Bureau designates a different address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement constitutes the sole and entire agreement of the parties to this Agreement, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both oral and written, with respect to such subject matter; however, execution of this Agreement does not in any way affect the enforceability of any previously executed Service Bureau Agreement entered into by and among any Exchange, Service Bureau and Member of such Exchange, This Agreement will bind each party's successors-in-interest. Service Bureau may not assign this Agreement (including by operation of law) without the prior written consent of the Exchange, provided, however, that the Exchange shall not unreasonably withhold such consent. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect

the validity of the other provisions of this Agreement. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Bureau:______________________	Bats Global Markets, Inc.
Signature:______________________	Signature:______________________
Printed Name:______________________	Printed Name:______________________
Title:______________________	Title:______________________
	Date:______________________

Bats Global Markets, Inc.
Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is by and among Bats Global Markets, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Bats"), on behalf of itself and Bats BZX Exchange, Inc. ("BZX"), Bats BYX Exchange, Inc. ("BYX"), Bats EDGA Exchange, Inc. ("EDGA") and Bats EDGX Exchange, Inc. ("EDGX"), each a Delaware corporation, and any other market subsidiary hereinafter created or acquired by Bats and operated by Bats or a subsidiary of Bats (collectively, the "Exchange"), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").

2. The Service Bureau acknowledges that it is a party to a Service Bureau Port Fee Agreement with Bats or any one or more of the Exchanges.

3. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Member.

4. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its MPID/EFID entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.

5. The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

6. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on net less than 24 hours written notice given by either party to the other.

7. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE OF EXECUTION BY BATS SET FORTH BELOW.

Service Bureau:	Member:	Bats Global Markets, Inc.:
Signature	*Signature*	*Signature*
Printed Name	*Printed Name*	*Printed Name*
Title (must be an officer)	*Title (must be an officer)*	*Title*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Date*	
Email Address of Contact Person	*MPID or EFID of Member*	

This agreement should apply to the Exchanges noted below:

☐ BZX ☐ BZX Options ☐ BYX ☐ EDGA ☐ EDGX ☐ EDGX Options

Bats Global Markets, Inc.
Connectivity Services Agreement

This Bats Global Markets, Inc. Connectivity Services Agreement ("Agreement") is a binding agreement between you ("User") and Bats Global Markets, Inc. ("BGM"), acting on behalf of each of the subsidiaries and other affiliates of Bats Global Markets, Inc. that provide any portion of the Services (as defined below) to User, which may include, without limitation, Bats BZX Exchange, Inc., Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc. (each, the "Exchange"), and any other market subsidiary hereinafter created or acquired by BGM and operated by BGM or a subsidiary of BGM (collectively, "Bats"), and shall be effective as of the date executed on the signature page hereof (the "Effective Date").

1. **Services.** This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order form (the "Order Form") and (ii) any other connectivity services provided by Bats to User to the extent such services are not addressed by another agreement between Bats and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Bats to continue any aspect of the Services in their current form. Bats may from time to time make additions, deletions or modifications to the Services. In such event, Bats shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2. **Connectivity and Redistribution.** User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access Bats, whether physically or logically, in order to provide Authorized Third Parties (as defined herein) with access to Bats and/or certain data feeds associated therewith and/or certain other authorized non-Exchange services. In order to receive and/or redistribute Bats data, User shall also enter into a Bats data agreement (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to Bats. User shall comply with all reasonable security specifications or requirements of Bats in order to prevent Bats and Bats data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to Bats or Bats data unless such third party is an Authorized Third Party, pursuant to Bats' prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that Bats has approved to connect to Bats via connectivity supplied by User and/or to receive Bats data or other Bats authorized services transmitted through User.

2.1 Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to Bats that includes the name and contact information of the party to whom connectivity will be provided. Bats will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by Bats, User may not provide the applicable party with connectivity to Bats. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to Bats that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to Bats pursuant to this Agreement shall be given in accordance with the Connectivity Manual available at http://cdn.batstrading.com/resources/membership/BATS_Connectivity_Manual.pdf, as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement, or any other agreement between an Authorized Third Party and Bats, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from Bats of such failure or untruth, cease providing access to Bats and/or Bats data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to Bats.

2.2 List of Authorized Third Parties. User shall maintain, keep current, and provide to Bats promptly upon request a list of Authorized Third Parties to whom User provides access to Bats and/or certain data feeds associated therewith. Unless otherwise provided by Bats, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

2.3 Network Requirements. User must comply with all applicable Bats Network Requirements, contained in the Connectivity Manual. Bats will provide notice of any material amendments to the Bats Network Requirements and User shall comply with the amended Bats Network Requirements within thirty (30) days of receipt of such notice.

3. **Fees.**

3.1 Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, Bats reserves the right to terminate the subject Service or Services upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay Bats a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

3.2 Adjustments to Services Fees. Bats may adjust the fees for the Services upon reasonable notice to User; provided, however, that Bats may pass through to User, without notice, any third party charges, fees, taxes, or terms and conditions incurred by Bats in connection with the provision of Services. If User is receiving a physical connection from Bats, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live (i.e., Bats switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. **Term.** The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or Bats as provided below.

5. **Termination.**

5.1 By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to Bats.

5.2 By Bats. Bats may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time or from time to time upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, Bats may suspend or terminate the Services immediately upon notice to User if it determines, in Bats' sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Bats determines are or may be detrimental to Bats, its investors or Exchange Members (as defined in the Exchange Rules), including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to Bats, its investors or Exchange Members; (iv) User is retransmitting or republishing any Bats data feeds, including market data, or providing any connectivity to Bats without the prior approval of Bats; (v) User has violated any Exchange Rules; or (vi) if User is a Member of an Exchange, User ceases to be a Member in good standing with the applicable Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

5.3 Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to Bats any and all amounts owed to Bats under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay Bats the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5.3, and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. **Disclaimer of Warranty.** THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY BATS WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. BATS GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE

WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. **No Consequential Damages.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS OR A CLAIM ARISING OUT OF BATS' INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL BATS OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, BATS MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF BATS' INDEMNIFICATION OBLIGATIONS STATED BELOW, BATS' TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF BATS' ACT OR OMISSION, AND (ii) $10,000.

8. **Indemnification by User.** User agrees to indemnify and hold harmless Bats, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Bats' willful misconduct, fraud or breach of Bats' obligations under this Agreement.

9. **Indemnification by Bats.** Bats agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Bats or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **Assignment.** User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without Bats' prior approval, which will not be unreasonably withheld. Bats may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. **Amendment.** This Agreement may be amended from time to time by Bats in its sole discretion, and Bats shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Bats at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each

party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, any addendums or schedules hereto and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between Bats and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

	Bats Global Markets, Inc. on behalf of itself and its subsidiaries and affiliates
User :____________________	
Signature:____________________	Signature:____________________
Printed Name:____________________	Printed Name:____________________
Title:____________________	Title:____________________
	Date:____________________

USER INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS			BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

Extranet Addendum to the Bats Global Markets, Inc. Connectivity Services Agreement

This Addendum (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Bats Global Markets, Inc. ("BGM"), on behalf of its direct, and indirect wholly-owned subsidiaries and other affiliates, including, Bats BZX Exchange, Inc., Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc. (each; the "Exchange"), and any other market subsidiary hereinafter created or acquired by BGM and operated by BGM or a subsidiary of BGM (collectively, "Bats") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meanings set forth in that certain Bats Global Markets, Inc. Connectivity Services Agreement executed by and between Bats and User, as may be amended from time to time (the "Connectivity Services Agreement").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the Bats US Equities/Options Extranet Manual, as may be amended from time to time (the "Extranet Manual"), and authorizes Bats to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on Bats' website.

Executed versions of this Addendum and any other requested documents can be delivered to Bats via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

TERMS OF ADDENDUM

Whereas Bats provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and Bats agree as follows:

1. Scope. This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. Modification of Connectivity Services Agreement. User hereby requests that Bats identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high speed connections to Bats for use by multiple members. Bats agrees that it will include User's sales contact and service offerings in materials made publicly available by Bats, including publication on Bats' website and/or any other promotional materials as determined in Bats' reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.

3. Obligations of Extranet. By entering into this Addendum, User acknowledges and agrees to the following:

(a) User has no rights in or to Bats data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement and the Data Agreement. User acknowledges and agrees that Bats has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by Bats, in the information and data that relates to individuals and entities that are regulated by Bats, and in the information and data that relates to activities that are regulated or operated by Bats, and (ii) compilation rights or other rights in information and data gathered from other sources. All Bats data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of Bats. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by Bats, its licensees, transferees and assignees, of the proprietary rights of Bats to Bats data and Bats' networks and system.

(b) User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement) or alter Bats data received through and from its connection to Bats; (ii) not to affect the integrity of Bats data; and (iii) not to render Bats data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of Bats data, its connection to any of Bats' systems, or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User :______________________________

Signature:______________________________

Printed Name:______________________________

Title:______________________________

Bats Global Markets, Inc. on behalf of itself and its subsidiaries and affiliates

Signature:______________________________

Printed Name:______________________________

Title:______________________________

Date:______________________________



Bats Global Markets, Inc.
17 State Street
New York, NY 10017

Bats Connect Order Form

v1.1

Bats Connect Order Form

Is the Client Information the same as provided on the Connectivity Services Agreement? ☐ Yes ☐ No If No, please provide information below.

Business Contact Name	Email	Contact number

Technical Contact Name	Email	Contact number

Billing Information:

Billing Contact Name	Address

Email/Contact Phone	City, State, ZIP

Service Selection

Market Data Connectivity*

Selection	Data Feed	Fee Per Month
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
	Total	$ 0.00

Fee covers both A and B feeds (over independent cross-connects) and is for connectivity only.
*Firms will be required to pay any exchange related data fees directly to the exchange.

Unicast Access (Order Entry)**

Selection	Bandwidth	
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
	****Additional fees apply for access to NYSE, ARCA or MKT*	$ 0.00
	Grand Total	$ 0.00

**Per cross-connect per destination location.
***Multicast and unicast access to NYSE Markets carry an additional $1,200 and/or $1,000/month connection fees, respectively, passed through via SFTI.

Client (Firm Name)
Print Person Name

Authorized Signature	*Date*

Bats Global Markets, Inc.
Data Agreement
(Formerly the Exchange Data Vendor Agreement)

This Bats Global Markets, Inc. Data Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Bats, as operator of the Exchanges, and Data Recipient.

1. **Definitions.** The following terms, when used in this Agreement, shall have the meanings set forth below:

"Act" shall mean the Securities Exchange Act of 1934, as amended.

"Additional Agreements" shall mean the User Agreement, Bats Data Feed Order Form and System Description, Direct Edge System Description/Data Feed Request, Price List, Fee Schedule, and any additional terms and conditions, policies or agreements entered into in writing by Data Recipient with Bats or any of its subsidiaries or affiliates (including without limitation Direct Edge LLC) relating to the subject matter hereof.

"Agreement" shall mean this Bats Global Markets, Inc. Data Agreement, including any attachments or documents referenced or incorporated herein, as may be amended, modified, or supplemented from time to time.

"Bats" shall mean, collectively, Bats Global Markets, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, and its subsidiaries and affiliates, including, without limitation, the Exchanges.

"Bats Indemnified Parties" shall mean, collectively, Bats and its subsidiaries, affiliates, and its and their respective owners, officers, directors, employees, and agents.

"Bats Invoiced Subscribers" shall mean any Data User that Bats chooses to invoice directly, as distinguished from Data Recipient Invoiced Subscribers.

"Bats Specifications" shall mean the written specifications, as may be amended, modified, or supplemented from time to time, for the System with which Data Recipient's system must comply.

"Claims and Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) reasonable administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Connectivity Fees" shall mean fees charged specifically for connecting to Exchange in order to receive Exchange Data.

"Data Feed Subscriber" shall mean any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purpose of reporting usage or qualification.

"Data Fees" shall mean fees charged in connection with the use or redistribution of Exchange Data.

"Data Recipient" shall mean the data recipient referenced below and its affiliates, as identified in writing to Bats. The term "Data Recipient" includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

"Data Recipient Account Agreement" shall mean an agreement with an External Subscriber that (a) governs the accounts held by the External Subscriber with Data Recipient through which the External Subscriber is entitled to access Exchange Data, including any limitations on an External Subscriber's right to redistribute Exchange Data, and (b) protects Bats and the Bats Indemnified Parties to the same extent as if Data Recipient had presented and the External Subscriber had signed a Subscriber Agreement as per the applicable Exchange Requirements.

"Data Recipient Indemnified Parties" shall mean, collectively, Data Recipient and its subsidiaries, affiliates and its and their respective owners, officers, directors, employees, and agents.

"Data Recipient Invoiced Subscribers" shall mean any Data User that, per Bats' decision, are charged or assessed by Data Recipient for Exchange Data.

"Data User" shall mean any Person that receives Exchange Data from Data Recipient.

"Exchange" and **"Exchanges"** shall mean, individually or collectively, Bats Exchange, Inc., Bats Y-Exchange, Inc., EDGA Exchange, Inc. EDGX Exchange, Inc., and any other market subsidiary hereinafter created or acquired by Bats and operated by Bats or a subsidiary of Bats, including but not limited to, Bats Hotspot LLC.

"Exchange Data" shall mean certain data and other information disseminated relating to securities or other financial instruments, products, vehicles, currencies, or devices; or relating to Persons regulated by Bats or to activities of Bats; or gathered by Bats from other sources, in each case (other than foreign trading currency data) sourced by Bats within the U.S.

"**Exchange Requirements**" shall mean (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations applicable to the Exchanges; (c) the Exchanges' decisions, policies, interpretations, user guides, operating procedures, specifications (including without limitation the Bats specifications), requirements and other documentation that is regulatory or technical in nature published on Bats' web site; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions and other requirements.

"External Subscriber" shall mean any Data User not affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Internal Subscriber" shall mean any Data User affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Redistributor" shall mean another distributor from which Data Recipient receives Exchange Data and for which such distributor cannot substantially control the Exchange Data received by Data Recipient for purposes of reporting usage and qualification.

"Service Facilitator" shall mean a Person receiving Exchange Data from Data Recipient for the sole purpose of facilitating dissemination of Exchange Data through Data Recipient's service in accordance with the terms and conditions of this Agreement.

"Subscriber Agreement" shall mean any agreement that Bats may require Data Recipient to obtain from an External Subscriber prior to Data Recipient providing such External Subscriber with Exchange Data.

"System" shall mean the system Bats has developed for creation and/or dissemination of Exchange Data.

"System Description" shall mean the Bats Data Feed Order Form and System Description and/or Direct Edge System Description/Data Feed Request, as applicable, and any other description of Data Recipient's system for receiving, transmitting and disseminating Exchange Data that is provided to and approved by Bats.

"User Agreement" shall mean an agreement by and between Data Recipient and the Exchange, pursuant to which Data Recipient has the right to access the Exchange to, among other things, enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book, as such agreement may be amended, modified, or supplemented from time to time.

2. Exchange Users. All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to Data Recipient under the User Agreement.

If Data Recipient is a member of an Exchange, then Data Recipient expressly acknowledges and agrees that (a) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of any applicable Exchange; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by Bats to enforce compliance with, or impose sanctions for violations of, applicable Exchange Requirements; and (c) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's membership on an Exchange in accordance with applicable Exchange Requirements.

3. Other Recipients. If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for the distribution of, or otherwise enabling access (directly or indirectly) to, Exchange Data, as described in Data Recipient's System Description and approved by Bats and not for any purpose inconsistent with the terms of this Agreement.

4. Use of Exchange Data. Bats hereby grants to Data Recipient a worldwide, non-exclusive, non-transferable license to: (a) copy, store, process, commingle, and use any Exchange Data received (i) directly from the Exchange; (ii) through an approved Bats extranet; (iii) through an authorized data feed provider (i.e., a Redistributor); or (iv) otherwise, and (b) distribute Exchange Data in any form by means of any current or future product or service of the Data Recipient in any media, in accordance with the terms of this Agreement and Exchange Requirements, as available on Bats' web site and as may be amended, modified, or supplemented from time to time. Data Recipient shall ensure that the Exchange Data is clearly attributed as originating from the applicable Exchange.

Furthermore, Data Recipient represents and warrants that the detailed description of its system for receiving, transmitting and disseminating Exchange Data, as described in its System Description, including, but not limited to, the data processing equipment, software and communications facilities related thereto, is true, complete and not misleading, and that Data Recipient and Data User are authorized to receive and use the Exchange Data only for the purposes set forth in this Agreement and applicable Exchange rules and Exchange Requirements. Any use of the Exchange Data by Data Recipient and Data User, including, but not limited to, distribution or reprocessing, unless expressly described in Data Recipient's System Description and approved by Bats, is prohibited. Data Recipient acknowledges and represents that it shall not use the Exchange Data at any time in contravention of the Exchange Requirements, including, and without limitation, the restriction on the display of information as set forth in Section 603(c) of Regulation NMS.

Should Data Recipient intend to make any material change to its System Description or in Data Recipient's use of the Exchange Data (including, but not limited to, redistribution and reproduction) in any manner not then described in Data Recipient's System Description, Data Recipient may only do so with Bats' prior written approval of Data Recipient's revised System Description and subject to payment of applicable fees. Bats shall promptly and in good faith approve or disapprove proposed modifications to Data Recipient's System Description. Data Recipient acknowledges and agrees that it acts at its own risk in developing any modification to its service and/or systems prior to receiving approval from Bats in accordance with this Section 4. Data Recipient is not required to notify Bats of non-material changes to its System Description.

5. Record Retention by Data Recipient. Data Recipient shall maintain complete and accurate records relating to the receipt of Exchange Data in accordance with the Exchange Requirements and other such information as Bats from time to time may reasonably request in writing.

6. Reporting. Data Recipient shall comply with the requirements of Bats as to usage reporting as Bats requires from time to time in writing. Unless otherwise provided by Bats, Data Recipient shall use reasonable efforts to provide such reporting within 15 days of the end of the applicable reporting period set forth by Bats but Bats shall not consider such reporting to be late until 45 days after the due date.

7. Proprietary Nature of Exchange Data. Bats represents that Exchange Data and the System constitute valuable proprietary information and rights of Bats and the Exchanges. Data Recipient expressly acknowledges and agrees that, as between Bats and Data Recipient, Bats has the exclusive proprietary rights in and to the System and Exchange Data that (a) originates on or relates to trading on any of Bats' markets; (b) relates to activities that are regulated or operated by one or more of Bats' markets; (c) Bats derives from Exchange Data that originates on or relates to any of Bats' markets; and (d) is a compilation or other rights in information and data that Bats gathers from other sources pursuant to separate agreements with those sources. The System and all Exchange Data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between Bats and Data Recipient, be and remain the sole and exclusive property of Bats. Data Recipient shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance and full enjoyment by Bats, its licensees, transferees and assignees, of the proprietary rights of Bats in Exchange Data and the System. Data Recipient acknowledges and agrees that third party information providers who provide information, goods and services to Bats in connection with the creation of Exchange Data have exclusive rights in their respective information and data. Bats makes no proprietary claim to any information derived from Exchange Data by Data Recipient.

8. Right to Deny Distribution. Bats retains the right to direct Data Recipient to terminate any external distribution of Exchange Data for any reason or no reason, in which event Bats shall notify Data Recipient and Data Recipient shall cease retransmitting Exchange Data as soon as commercially practicable.

9. Use of Name. Bats shall not: (a) advertise, publicly announce or otherwise state that it is providing services to Data Recipient or its affiliates or (b) use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients in its web site displays, without the prior written consent of Data Recipient.

10. Right to Audit. During the term of this Agreement and for a period 12 months thereafter, Data Recipient shall make its premises available to Bats or its appointed agent for physical inspection of Data Recipient's use of Exchange Data (including review of any records regarding the use of, or redistribution of, the Exchange Data and locations where the Exchange Data is being received), during normal business hours, upon reasonable advance notice, to verify the accuracy of reports in accordance with Exchange Requirements and to ensure that the type and amount of fees, if any, calculated or stated to be payable to Bats are complete and accurate. While on Data Recipient's premises, Bats or its appointed designee shall comply with Data Recipient's written standard security policies and procedures to the extent made known by Data Recipient to Bats or its appointed designee. In no event will Bats or its appointed agent audit Data Recipient more than once in any 12 month period, unless necessary due to a reasonable suspicion of non-compliance with any material provision of this Agreement. Data Recipient shall comply promptly with any reasonable request from Bats for information regarding Data Recipient's receipts, usage, processing, display and redistribution of Exchange Data. The costs of such audit shall be borne by Bats unless such audit reveals an underpayment by Data Recipient of 10% or more or a material breach of the rights or licenses granted to Data Recipient under this Agreement; in such case, Data Recipient shall reimburse Bats for its costs and expenses in conducting such audit, to the extent that such costs and expenses are commensurate with industry standards.

11. Qualification Requirements; Data Recipient Indemnification. Except as otherwise set forth in this Agreement, Data Recipient shall only furnish, or cause or permit to be furnished, all or any part of Exchange Data to a Data User who, at the time of receipt thereof, is of a type qualified (as set forth in applicable Exchange Requirements) to receive Exchange Data from Data Recipient. Data Recipient agrees that Bats may have different qualification requirements for different Data Users.

Data Recipient may have an obligation to obtain an executed Subscriber Agreement from External Subscribers or cause Data Feed Subscribers to execute a Bats Global Markets, Inc. Data Agreement with Bats. Data Recipient shall have no obligation to obtain an executed Subscriber Agreement from External Subscribers if Data Recipient represents and warrants that it has, or will have in place before distributing Exchange Data to any External Subscriber, a legally valid and enforceable Data Recipient Account Agreement with such External Subscriber.

Data Recipient may use a Service Facilitator to facilitate the dissemination of Exchange Data in Data Recipient's service, provided that Data Recipient has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any Exchange Data to any Service Facilitator, that: (a) includes all limitations on the Service Facilitator's right to redistribute Exchange Data; and (b) protects Bats and the Bats Indemnified Parties to the same extent as if the Service Facilitator had signed a Bats Global Markets, Inc. Data Agreement with Bats directly.

Data Recipient shall indemnify Bats, all Bats Indemnified Parties and any third parties that provide information, goods, and services to Bats in connection with the creation of Exchange Data against any assertion of claims or losses relating against the Bats Indemnified Parties made by an External Subscriber who receives Exchange Data from Data Recipient (or any Person relying upon Exchange Data received by such a Data User) arising from Data Recipient's election to distribute Exchange Data to such External Subscriber pursuant to this Section 11 rather than presenting the Subscriber Agreement to such Persons. In terms of recordkeeping and retention, Data Recipient Account Agreements shall be subject to applicable Exchange Requirements. In the event of a dispute with Data User(s) relating to Exchange Data, Data Recipient agrees to provide Bats with copies of the relevant portions of the Data Recipient Account Agreements. In the text of a Subscriber Agreement, Data Recipient may be referenced as "Vendor".

If any Data User fails to comply with any of the terms or conditions of this Agreement applicable to Data Users, its agreement with Data Recipient for Exchange Data, or any other agreement between Data User and Bats (including the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Recipient shall, within 5 business days after receipt of notice from Bats of such failure or untruth, cease providing Exchange Data to such Data User and shall, within 10 business days following the receipt of such notice, confirm such cessation by notice to Bats. Data Recipient shall be solely responsible for the acts and omissions of Internal Subscribers. If a Data User is to be terminated under this provision, then Bats will request all Data Recipients to cease providing Exchange Data to such Data User.

12. Modifications; Fees. Data Recipient acknowledges and agrees that nothing in this Agreement constitutes an undertaking by Bats to continue: (a) Exchange Data, the System, or any aspect of either, in the present form or configuration or under the current Bats Specifications; or (b) to use existing communications facilities. Bats, in its sole discretion, may make modifications, additions, and/or deletions: (i) to Exchange Data, the System, or any aspect of either; (ii) to the Bats Specifications; (iii) to its communications facilities; or (iv) to Bats' decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, specifications, user guides and the Additional Agreements). Bats will use commercially reasonable efforts to provide Data Recipient with at least 60 days' notice of any material modification, addition, or deletion, except to the extent a shorter period is: (x) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (y) required pursuant to an order of a court, an arbitrator or a regulatory agency.

Data Recipient agrees to make timely payment of Connectivity Fees and Data Fees, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Connectivity Fees and Data Fees shall be set forth in Exchange rules or posted on the Bats' web site. Connectivity Fees and Data Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all other telecommunications costs and all other expenses incurred in connecting to and maintaining its connection to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of distribution of Exchange Data by Bats to Data Recipient. Data Recipient agrees to pay Bats a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Bats reserves the right to change its fee schedule, including Connectivity Fees and Data Fees applicable to Data Recipient. Bats will use commercially reasonable efforts to provide advance notice to Data Recipient (delivered via email and posted to Bats' web site) of any changes to Connectivity Fees. Bats will use commercially reasonable efforts to provide at least 60 days advance notice to Data Recipient (delivered via email and posted to Bats' web site) of any changes to Data Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change. **Receipt or use of Exchange Data after the applicable notice period for any modification, addition, or deletion shall constitute acceptance of Exchange Data, Connectivity Fees, Data Fees, the System, the Bats Specifications, or other decisions, policies, operating procedures, requirements, and other documentation as so changed.**

All Data Users shall be either Data Recipient Invoiced Subscribers or Bats Invoiced Subscribers. Data Recipient is not required to actually invoice Data Recipient Invoiced Subscribers, but, in any event, Data Recipient shall be responsible for the charges associated with the Data Recipient Invoiced Subscribers. Data Recipient shall bear all risk of non-payment by Data Recipient Invoiced Subscribers or by Data Users for whom Data Recipient is responsible for the charges. Bats will bear the risk of non-payment by Bats Invoiced Subscribers. Data Recipient shall reasonably cooperate with Bats in any lawful efforts by Bats to collect unpaid charges due Bats from current or former Bats Invoiced Subscribers. Data Recipient may choose to pay Bats any charges due on behalf of any Data User. Upon Data Recipient's payment to Bats on behalf of any Data User of any charges due hereunder, Data Recipient shall be subrogated to any and all rights of Bats to recover such charges.

In addition, for Data Recipient Invoiced Subscribers, Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on the net income of Bats) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision of Exchange Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Recipient or any Data Recipient Invoiced Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the amounts due Bats, then such amounts due shall be increased so that the net amount actually received by Bats after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the charges that are owed.

13. Term and Termination. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated either by Data Recipient on not less than 30 days' written notice to Bats or by Bats on not less than 60 days' written notice to Data Recipient. Notwithstanding the foregoing, this Agreement may be terminated immediately upon written notice by Bats in the event that (a) Data Recipient is not permitted or not able to receive or Bats is prevented from disseminating Exchange Data, or any part thereof; (b) any representation, warranty or certification made by Data Recipient in this Agreement or in any other document furnished by Data Recipient is, as of the time made or furnished, materially false or misleading; (c) Data Recipient proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to Bats for regulatory, commercial or other reasons, made by Data Recipient in connection herewith, after Bats has notified Data Recipient in writing that such proposed action would constitute a default or breach hereunder; or (d) Bats, in its sole reasonable discretion, determines that any failure on the part of Data Recipient to comply with this Agreement has or is likely to have a materially adverse impact on the operation or performance of the System, Exchange Data or any Exchange, or likely to cause disproportionate harm to Bats' interests should termination be delayed. The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 6, 7, 9, 10, 11, 12, 13, 14, 15, 16, 17, 20, 22, 23, 24, and 26. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement.

14. Confidentiality. Under this Agreement, Bats (and any Bats designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that Bats or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of Bats (whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will cooperate with disclosing party in every reasonable way to help disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, Bats or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over one or more of Bats' markets or over Data Recipient or any judicial or government order; (b) necessary to fulfill any Bats or Data Recipient regulatory responsibility, including any responsibility over members and associated Persons under the Act; or (c) necessary for Bats or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 14 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

Bats shall not disclose its audit findings to any third parties (other than to its directors and independent consultants or subcontractors who are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent Bats from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Recipient or (b) create a context where Data Recipient's identity may be reasonably inferred.

15. LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES. Absent fraud or willful misconduct by Bats, or a claim arising out of Bats' indemnification or confidentiality obligations set forth herein, Bats, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Data Recipient or its affiliates, or to any Data User or its affiliates, for any inaccurate or incomplete Exchange Data received from Bats or from a Redistributor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT EXCHANGE DATA AND ANY AND ALL MATERIAL RELATED TO EXCHANGE DATA, INCLUDING BUT NOT LIMITED TO THE SYSTEM AND BATS SPECIFICATIONS, ARE BEING PROVIDED "AS IS." DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT BATS DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS , ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE TO DATA RECIPIENT, OR TO ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT, FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF BATS HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DATA RECIPIENT, OR A CLAIM ARISING OUT OF DATA RECIPIENT'S INDEMNIFICATION OR CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, DATA RECIPIENT, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF DATA RECIPIENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

16. Indemnification by Data Recipient. Absent fraud or willful misconduct by Bats or a claim arising out of Bats' indemnification or confidentiality obligations set forth herein, Data Recipient and its affiliates agree to indemnify and hold harmless Bats Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against Bats Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any failure of Data User to comply with the terms and conditions of any Bats required agreement for Exchange Data if Data Recipient has failed to notify Bats in writing of such non-compliance within 10 days after Data Recipient knows of such non-compliance (unless such Data User is a party to a Bats Global Markets, Inc. Data Agreement); (b) any assertion of Claims and Losses relating to this Agreement against any Bats Indemnified Party made by any Data User (or any third party relying upon Exchange Data received by such Data User, unless such Data User is party to a Bats Global Markets, Inc. Data Agreement); (c) the receipt, use, or redistribution of Exchange Data in breach hereof by Data Recipient or its affiliates; and (d) any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; provided that: (i) Bats promptly notifies Data Recipient in writing of any claim, action, or allegation; however, failure to promptly notify Data Recipient of a claim shall not relieve Data Recipient of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Data Recipient; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Bats' request, shall inform Bats of the status of any proceedings or negotiations; and (iii) Bats reasonably cooperates to facilitate such defense. Data Recipient, in defending any such claim, action or allegation, except with the written consent of Bats Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the Bats Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects Bats Indemnified Parties to any obligation in addition to those set forth herein.

17. Indemnification by Bats. Bats agrees to indemnify, defend and hold harmless Data Recipient Indemnified Parties from and against all Claims and Losses imposed on or asserted against a Data Recipient Indemnified Party by a third party resulting from, in connection with, or arising out of a claim that Exchange Data, or Data Recipient's use thereof, or the System infringes any copyright, patent, trademark, trade secret or other intellectual property right; provided that: (a) Data Recipient promptly notifies Bats in writing of any claim, action, or allegation; however, failure to promptly notify Bats of a claim shall not relieve Bats of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Bats; (b) Bats shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Data Recipient's request, shall inform Data Recipient of the status of any proceedings or negotiations; and (c) Data Recipient reasonably cooperates to facilitate such defense. Bats, in defending any such claim, action or allegation, except with the written consent of Data Recipient Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the Data Recipient Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects Data Recipient Indemnified Parties to any obligation in addition to those set forth herein.

Bats shall not have the obligation to indemnify, defend and hold harmless Data Recipient's Indemnified Parties for any and all Claims and Losses imposed on, incurred by or asserted against a Data Recipient Indemnified Party as a result of any allegation of infringement or misappropriation if the System, Exchange Data, or any Bats Specifications have not been used in accordance with this Agreement which resulted in such infringement or misappropriation, or if Data Recipient uses the

System, Exchange Data, or any Bats Specifications after Bats notifies Data Recipient of a potential or actual infringement claim or to the extent it is based on use of a superseded version of the System, Exchange Data, or any Bats Specifications if such infringement or misappropriation would have been avoided by use of the current version of the System, Exchange Data, or Bats Specifications or if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of the System furnished timely to Data Recipient by Bats, Exchange Data, or any Bats Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of the System, Exchange Data, or any Bats Specifications without such hardware, software, or materials.

In the event of a claim, action or allegation of infringement or misappropriation or if, in Bats' reasonable opinion, such a claim, action or allegation is likely to occur or if the use of the System, Exchange Data, or any Bats Specifications is enjoined because of infringement or misappropriation, Bats may, at its sole option and expense, (i) procure for Data Recipient the right to continue using the System, Exchange Data, or any Bats Specifications; (ii) replace or modify the System, Exchange Data, or any Bats Specifications to be non-infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Recipient or any other third party; or (iii) terminate this Agreement immediately without liability to Data Recipient (other than indemnification by Bats in accordance with this Section) or any third party.

This Section sets forth the entire liability of Bats and the exclusive remedy of Data Recipient for the infringement or misappropriation of intellectual property by Bats.

18. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Recipient may not assign this Agreement without the prior written consent of Bats; provided, however, that Bats shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Recipient may assign this Agreement to (a) an affiliate or subsidiary; (b) a successor of Data Recipient, by consolidation, merger, or operation of law; or (c) a purchase of all or substantially all of Data Recipient's assets, in each case without the prior written consent of Bats, provided that Data Recipient (a) is not currently in breach of this Agreement or delinquent in any fees owed to Bats hereunder and (b) provides prior written notice to Bats. Bats may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party upon prior written notice to Data Recipient.

19. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

20. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

21. Relationship of the Parties. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement, or undertaking with any third party.

22. Entire Agreement; Priority Rules; Amendment; Waiver. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Agreements entered into by Data Recipient with the Exchange shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all conditions and representations of the agreement between Bats and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings, including, without limitation, any Exchange Data Vendor Agreement entered into with the Exchanges. If there is any conflict or inconsistency between this Agreement and any of the Additional Agreements with respect to the receipt or use of Exchange Data as contemplated herein, the following order of precedence shall apply, to the extent applicable to Data Recipient: (a) the Price List or Fee Schedule; (b) the Bats Data Feed Order Form and System Description, the Hotspot Data Feed Order Form and System Description and/or the Direct Edge System Description/Data Feed Request, as applicable; (c) this Agreement; (d) the User Agreement; and (e) any additional terms and conditions, policies or agreements entered into by Data Recipient with Bats or any of its subsidiaries or affiliates (including without limitation Direct Edge LLC) relating to the subject matter hereof.

Except as may otherwise be set forth in this Agreement, Bats may alter any term or condition of this Agreement or the Subscriber Agreement on 60 days' prior written notice to Data Recipient, and any receipt or use of Exchange Data after such date is deemed acceptance of the new term or condition. The means of notifying Data Recipient of such new term or condition may include, but not be limited to, emailing such term or condition to Data Recipient or posting such alteration on the Bats web site or a successor site upon written notice to Data Recipient. No failure on the part of Bats or Data Recipient to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

23. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement.

24. Affiliates. Notwithstanding anything to the contrary in this Agreement, any affiliate of the Data Recipient is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. If this Agreement will be applicable to an affiliate, Data Recipient must submit a list of any such affiliate(s) to Bats. By submitting the names of its affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY BATS AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Recipient under this Agreement will apply to such affiliate(s) to the same extent as applicable to Data Recipient.

For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "Control" means the power to direct or cause the direction of the management or policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

25. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

26. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

27. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Data Recipient: ______________________________

Signature: ______________________________

Printed Name: ______________________________

Title: ______________________________

Bats Global Markets, Inc., on behalf of itself and its subsidiaries and affiliates

Signature: ______________________________

Printed Name: ______________________________

Title: ______________________________

Date: ______________________________

Bats Global Markets, Inc.
Data Feed Order Form and System Description

☐ Initial Form ☐ Amended Form ☐ Add/Remove Data Feed Subscription

DATA RECIPIENT INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BILLING ADDRESS			
Address of Billing Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		**BILLING CONTACT***	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
MARKET DATA ADMINISTRATOR**		**TECHNICAL CONTACT**	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

***The Billing Contact will be assigned a web log-in to manage the Data Recipient's monthly invoices via the Bats website.**
****The Market Data Administrator will be assigned a web log-in to manage the Data Recipient's monthly usage reporting.**

How will you receive Bats data?
☐ Directly from Bats or via an Extranet (complete Connectivity Section A)
☐ Through one or more Market Data Vendors (complete Connectivity Section B)
☐ Both (complete Connectivity Sections A and B)

CONNECTIVITY – SECTION A

BZX/BYX/EDGX/EDGA Data Center Location: ☐ Primary – Secaucus ☐ Secondary – Chicago ☐ PoP - Weehawken

Connection Type:

☐ New ☐ Existing

☐ Direct Connection (Co-Lo / Long Haul) ☐ 1G ☐ 10G ☐ Other: ____________ Protocol ☐ Multicast ☐ TCP

☐ Extranet

☐ Interactive Data ☐ SAVVIS, Inc.
☐ NYSE (SFTI) ☐ TMX Atrium Networks
☐ Radianz ☐ TNS
☐ IPC ☐ Other: ______________________________

CONNECTIVITY – SECTION B

Please identify all Vendors through which you will receive Bats Market Data:

DATA FEED SUBSCRIPTION / CHANGE REQUEST

Bats BZX Exchange, Inc. (BZX)							
Data Feed (Protocol)	**Add**	**Remove**	**Digital Media License*** **	**Enterprise License*** **	**Real-Time**	**Historical**	**Effective Date**
BZX Depth of Book (Multicast / TCP)	☐	☐			☐	☐	
BZX Top (TCP / API)	☐	☐	☐	☐	☐	☐	
BZX Last Sale (TCP)	☐	☐	☐	☐	☐	☐	
BZX Book Viewer (API)	☐	☐	☐	☐	☐		
BZX Options Depth (Multicast)	☐	☐			☐	☐	

Bats BYX Exchange, Inc. (BYX)							
Data Feed	**Add**	**Remove**	**Digital Media License**	**Enterprise License**	**Real-Time**	**Historical**	**Effective Date**
BYX Depth of Book	☐	☐			☐	☐	
BYX Top	☐	☐	☐	☐	☐	☐	
BYX Last Sale	☐	☐	☐	☐	☐	☐	
BYX Book Viewer	☐	☐	☐	☐	☐		

Bats EDGX Exchange, Inc. (EDGX)							
Data Feed	**Add**	**Remove**	**Digital Media License**	**Enterprise License**	**Real-Time**	**Historical**	**Effective Date**
EDGX Depth of Book	☐	☐			☐	☐	
EDGX Depth Attributed	☐	☐			☐		
EDGX Top	☐	☐	☐	☐	☐	☐	
EDGX Last Sale	☐	☐	☐	☐	☐	☐	
EDGX Book Viewer	☐	☐	☐	☐	☐		
EDGX Options Depth	☐	☐			☐	☐	

Bats EDGA Exchange, Inc. (EDGA)							
Data Feed	**Add**	**Remove**	**Digital Media License**	**Enterprise License**	**Real-Time**	**Historical**	**Effective Date**
EDGA Depth of Book	☐	☐			☐	☐	
EDGA Top	☐	☐	☐	☐	☐	☐	
EDGA Last Sale	☐	☐	☐	☐	☐	☐	
EDGA Book Viewer	☐	☐	☐	☐	☐		

Bats One Feed							
Data Feed	**Add**	**Remove**	**Digital Media License**	**Enterprise License**	**Real-Time**	**Historical**	**Effective Date**
Bats One Summary (Multicast / TCP)	☐	☐	☐	☐	☐	☐	
Bats One Premium (Multicast / TCP)	☐	☐	☐	☐	☐	☐	

***Digital Media and Enterprise Licenses apply only to Exchange Top, Last Sale, Book Viewer, and Bats One.

SYSTEM DESCRIPTION

Please provide a complete description of the system that makes use of Bats data, including the system name.

Name / Version of Data System: ______________________ Name/Version of Entitlement System ______________________

Please provide a description of the system that make use of the Data, and/or the Entitlement System:

Will your organization use Bats data internally? ☐ Yes ☐ No

Will your organization distribute Bats data to Affiliates****? ☐ Yes ☐ No
If yes, please complete the Bats Global Markets List of Affiliates.

**** "**Affiliate**" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

Will your organization distribute Bats data externally? ☐ Yes ☐ No
If yes, is the data distribution ☐ Controlled ☐ Uncontrolled or ☐ Both
Please provide information for all Data Recipients receiving uncontrolled Bats data from your organization.

DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:		Fax:

DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:		Fax:

DATA FROM OPTIONS PRICING REPORTING AUTHORITY (OPRA)

Dissemination of Bats Options data is limited to parties who have equivalent access to Consolidated Options Information disseminated by OPRA for the same classes or series of options that are included in the Proprietary Information. Access to consolidated Options Information and access to Proprietary Information are deemed "equivalent" if both kinds of information are equally accessible.

Indicate whether you currently receive data from OPRA: ☐ Yes ☐ No

If yes, please indicate which vendor provides your OPRA data:______________________________

ADDITIONAL DATA FEEDS

HISTORICAL DATA

Data Recipients can subscribe to Bats Historical Depth of Book, Top of Book, and Last Sale data on a T+1 basis. Up to three months of data is available via download from the Bats website. Additional data can be uploaded to a 1TB hard drive for a single fee per drive.

A Bats web login account is required to subscribe to these Historical Data products. For assistance, please visit http://www.Batstrading.com/market_data/products/ or contact Bats Market Data Services at 212.378.8821 or marketdata@Bats.com.

OTHER DATA FEEDS

The Bats Auction Feed will continue to be provided to Data Recipients upon request. To request a subscription, please contact Bats Market Data Services at 212.378.8821 or marketdata@Bats.com.

I certify that the information provided within the System Description is accurate.

____________________________	____________________________
Signature of Data Recipient Authorized Representative	Title
____________________________	____________________________
Printed Name	Date

Bats Global Markets, Inc.
List of Affiliates

This List of Affiliates is for the Bats Global Markets, Inc. Data Agreement.

"Affiliate" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

By submitting the names of its Affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Recipient from time to time, and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY BATS GLOBAL MARKETS, INC. AND ITS AFFILIATES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA RECIPIENT AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND, DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

Data Recipient may regard changes to the table below as accepted by Bats unless Bats notifies Data Recipient of an objection within 30 days of receipt of notification of the change.

NAME OF AFFILIATE	REGISTERED ADDRESS

**Attach additional page(s) as necessary.*

I certify that the information provided on this List of Affiliates is complete and accurate.

____
Data Recipient Name

_______________________________ _______________________
Signature of Data Recipient Authorized Representative Title

_______________________________ _______________________
Printed Name Date

Bats Global Markets, Inc.
Subscriber Agreement

Vendor may not modify or waive any term of this Agreement. Any attempt to modify this Agreement, except by Bats Global Markets, Inc. or its affiliates (collectively, "Bats"), is void.

This Bats Global Markets, Inc. Subscriber Agreement (this "Agreement"), with an effective date as of the last date executed on the signature page hereof, is made by and between the vendor referenced below ("Vendor") and the subscriber referenced below ("Subscriber").

1. **Definitions.** Capitalized terms used herein shall have the meanings set forth in this Section 1.

"Claims or Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Exchange Data" shall mean certain data and other information relating to securities or other financial instruments, products, vehicles or devices; or relating to Persons regulated by Bats or to activities of Bats; or gathered by Bats from other sources.

"Non-Professional Subscriber" shall mean any natural person who is not: (a) registered or qualified in any capacity with the SEC, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association; (b) engaged as an "investment advisor" as that term is defined in Section 202(a)(11) of the Investment Advisors Act of 1940 (whether or not registered or qualified under that Act); or (c) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Professional Subscriber" shall mean all other Persons who do not meet the definition of Non-Professional Subscriber.

"SEC" shall mean the U.S. Securities and Exchange Commission.

"Subscriber" shall mean, collectively, all Non-Professional Subscribers and Professional Subscribers.

"Vendor" shall mean "Data Recipient," as that term is defined in the Bats Global Markets, Inc. Data Agreement, as may be modified from time to time.

"Vendor's Service" shall mean the service from a Vendor, including the data processing equipment, software, and communications facilities related thereto, for receiving, processing, transmitting, using, and disseminating Exchange Data to or by Subscriber.

2. **Use of Data.** Subscriber may not sell, lease, furnish or otherwise permit or provide access to Exchange Data to any other Person or to any other office or place. Subscriber will not engage in the operation of any illegal business use or permit anyone else to use Exchange Data, or any part thereof, for any illegal purpose or violation of any Bats or SEC rule or regulation. Subscriber may not present Exchange Data rendered in any unfair, misleading, or discriminatory format. Subscriber shall take reasonable security precautions to prevent unauthorized Persons from gaining access to Exchange Data.

Use by Non-Professional Subscribers. Exchange Data is licensed only for personal use by a Non-Professional Subscriber. By representing to Vendor that Subscriber is a Non-Professional Subscriber, or by continuing to receive Exchange Data at a Non-Professional Subscriber rate, Subscriber is affirming to Vendor and Bats that Subscriber meets the definition of Non-Professional Subscriber as set forth herein. A Non-Professional Subscriber shall comply promptly with any reasonable request from Bats, or its designee, for information regarding the Non-Professional Subscriber's receipt, processing, display, use, and redistribution of Exchange Data.

Use by Professional Subscribers. Exchange Data is licensed for internal business use and/or personal use by a Professional Subscriber. Professional Subscriber may, on a non-continuous basis, furnish limited amounts of Exchange Data to customers in written advertisements, correspondence, or other literature during voice telephonic conversations not entailing computerized voice, automated information inquiry systems, or similar technologies. Professional Subscriber shall make its premises available to Bats, or its designee, for physical inspection of Vendor's Service and of Professional Subscriber's use of Exchange Data (including review of any records regarding use of or access to Exchange Data and the number and locations of all devices that receive Exchange Data), all at reasonable times and upon reasonable notice, to ensure compliance with this Agreement.

3. **Proprietary Data.** Bats grants to Subscriber a non-exclusive, non-transferable license during the term of the Agreement to receive Exchange Data distributed to it by Vendor and, thereafter, to use such Exchange Data as permitted under the terms of this Agreement and all applicable laws, statutes, rules, and regulations of Bats and the SEC, including but not limited to, Bats' rule filings, Bats' decisions and interpretations and any specifications or successors of such laws, statutes, rules, and regulations. Subscriber acknowledges and agrees that Bats and its affiliates have proprietary rights to Exchange Data that originates on or is derived from markets regulated or operated by Bats and compilation or other rights to Exchange Data gathered from other sources. Subscriber further acknowledges and agrees that Bats' third-party information providers have exclusive proprietary rights to their respective information. In the event of any misappropriation or misuse by Subscriber or anyone who accesses Exchange Data through Subscriber, Bats or its third-party information providers shall have the right to obtain injunctive relief for its respective materials. Subscriber shall attribute the source of Exchange Data as appropriate under all circumstances.

4. **Payment.** Subscriber shall assume full and complete responsibility for the payment of any taxes, charges, or assessments imposed on Subscriber or Bats (except for U.S. federal, state, or local incomes taxes, if any, imposed on Bats) by any foreign or domestic national, state, provincial, or local governmental bodies, or subdivisions thereof, and any penalties or interest relating to the provision of Exchange Data to Subscriber. Interest shall be due from the date of the invoice to the time that the amounts that are due have been paid. To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of Vendor's Services for failure to make payments shall not be considered an improper limitation of access by Bats. For Professional Subscribers, if any payment is due directly to Bats under this Agreement, payment in full is due Bats in immediately available funds within 30 days of the date of an invoice, whether or not use is made of, or access it made to, Exchange Data. Subscriber agrees to pay Bats a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

5. **System.** Subscriber acknowledges that Bats, in its sole discretion, may from time to time make modifications to its system or Exchange Data. Such modifications may require corresponding changes to be made to Vendor's Service. Changes or the failure to make timely changes by Vendor may sever, delay, or otherwise affect Subscriber's access to or use of Exchange Data. Bats shall not be responsible for any such effects. Bats does not endorse or approve any Vendor, Vendor's Service or equipment utilized by Vendor or Subscriber.

6. **Limitation of Liability.**

Bats, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Subscriber or to any other Person for any inaccurate or incomplete Exchange Data received from Bats or from Vendor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions.

This Section shall not relieve Bats, Vendor, Subscriber, or any other Person from liability for damages that result from their own gross negligence or willful tortious misconduct or from personal injury or wrongful death claims.

Bats, Vendor, and Subscriber understand and agree that the terms of this Section reflect a reasonable allocation of risk and limitation of liability.

7. **Disclaimer of Warranties.** SUBSCRIBER EXPRESSLY ACKNOWLEDGES THAT BATS AND ITS THIRD-PARTY INFORMATION PROVIDERS DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. Third-Party Information Providers' Limitation of Liability. Bats' third-party information providers shall have no liability for any damages, whether direct or indirect, whether lost profits, indirect, special, or consequential damages of Subscriber or any other Person seeking relief through Subscriber relating to the accuracy of or delays or omissions in any Exchange Data provided by Bats' third-party information providers, even if the third-party information providers have been advised of the possibility of such damages. In no event will the liability of the third-party information providers or their affiliates to Subscriber or any other Person seeking relief through Subscriber pursuant to any cause of action, whether in contract, tort, or otherwise, exceed the fee paid by Subscriber or any other Person seeking relief through Subscriber, as applicable.

9. Claims and Losses. Subscriber agrees to indemnify and hold harmless Bats, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons from any and all Claims or Losses imposed on, incurred by, or asserted as a result of or relating to: (a) any noncompliance by Subscriber with the terms and conditions hereof; and (b) any third-party actions related to Subscriber's receipt and use of Exchange Data, whether authorized or unauthorized under this Agreement. Each party agrees to indemnify and hold harmless (and in every case, Bats shall be permitted to solely defend and settle) another party (including Bats) and their owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons, against any Claims or Losses arising from, involving, or relating to a claim of infringement or other violation of an intellectual property right by the indemnifying party provided that: (a) the indemnified party promptly notifies the indemnifying party in writing of the Claims or Losses; and (b) the indemnified party reasonably cooperates in the defense of the Claims or Losses.

10. Termination. Subscriber acknowledges that Bats, when required to do so in fulfillment of statutory obligations or otherwise, may by notice to Vendor unilaterally limit or terminate the right of any or all Persons to receive or use Exchange Data, or any part thereof, and that Vendor shall immediately comply with any such notice and terminate or limit the furnishing of Exchange Data and confirm such compliance by written notice to Bats. Any affected Person will have available to it such procedural protections as are provided by the Securities Exchange Act of 1934 (the "Act") and applicable rules and regulations thereunder. In addition to the termination rights permitted under any agreement Subscriber may have with Vendor, this Agreement may be terminated by Subscriber upon 30 days' written notice to Vendor and by Bats upon 30 days' written notice either to Vendor or Subscriber. In the event of Subscriber's breach, the discovery of the untruth of any representation or warranty of Subscriber, or where directed by the SEC in its regulatory authority, Bats may terminate this Agreement upon not less than 3 days' written notice to Subscriber provided either by Bats or Vendor.

11. Notices. All communications required to be given in writing to Bats under this Agreement shall be directed to:

Bats Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214
Attn: Legal Department

Direct communication to Subscriber at the last address known to Vendor shall be considered given (a) upon actual receipt if delivered by email, or (b) upon posting the notice or other communication on www.bats.com or a successor site. Subscriber promptly shall give written notice to Vendor of any change in the name or place of residence or business at which Exchange Data is received.

12. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Neither Vendor nor Subscriber shall assign this Agreement (including by operation of law) without the prior written consent of Bats, provided, however, that Bats shall not unreasonably withhold such consent. Notwithstanding the foregoing, Vendor or Subscriber may assign this Agreement to an affiliate or subsidiary without the prior written consent of Bats, provided that the assigning party is not currently in breach of this Agreement or delinquent in any fees owed to Bats. Bats may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Vendor and Subscriber.

13. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

14. Entire Agreement; Amendment; Waiver. This Agreement constitutes the complete and entire agreement of the parties to this Agreement with respect to its subject matter and supersedes all prior writings or understandings. If there is any conflict and/or inconsistency between this Agreement and Vendor's agreement with Subscriber, the terms of this Agreement shall prevail as between Bats and Subscriber. Bats may modify any term of this Agreement upon 60 days' written notice either to Vendor or Subscriber, and any use of Exchange Data after such date shall be deemed acceptance of the new term or condition. No failure on the part of Bats or Subscriber to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

15. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Subscriber hereby submits to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement.

16. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

17. Third-Party Beneficiary. Vendor and Subscriber hereby designate Bats as a third-party beneficiary of this Agreement, having the right to enforce any provision herein.

18. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

19. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

To execute this Agreement, you must be 18 years of age and you must designate yourself as either a Non-Professional Subscriber or Professional Subscriber (see Section 2 above).

Subscriber Type: ☐ Individual – Complete Section A.

☐ Firm or Organization – Complete Section B.

A. Individual Subscriber Information

Subscriber Name:____

Signature:____ Date:____________

Subscriber Status: ☐ **Professional** ☐ **Non-Professional***

**To qualify as a Non-Professional Subscriber, you must meet all of the terms set forth in Section 2 of the Agreement.*

B. Organizational Subscriber Information

Subscriber Organization Name:________________________________

Representative Name:______________________________________ Title:_________________

Signature:____ Date:________________

**The Representative must be authorized in writing by the organization or firm to execute the Agreement. Bats may request documentation evidencing this authority.*

Vendor Information (for Vendor or Data Provider Use Only)

Vendor Name:____

Representative Name:______________________________________ Title:_________________

Signature:____ Date:________________

**The Representative must be authorized in writing by Vendor to execute the Agreement. Bats may request documentation evidencing this authority.*

Bats Global Markets, Inc.
Service Facilitator List

This Service Facilitator List is for the Bats Global Markets, Inc. Data Agreement.

DATA RECIPIENT INFORMATION	
Company Name:	Date:

SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		
Will the Service Facilitator be responsible for reporting data feed usage on behalf of the Data Recipient? ☐ Yes ☐ No		

SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		
Will the Service Facilitator be responsible for reporting data feed usage on behalf of the Data Recipient? ☐ Yes ☐ No		

**Attach Additional pages(s) as necessary*

I certify that the information provided on this Service Facilitator List is complete and accurate.

____
Data Recipient Name

______________________________ ______________________________
Signature of Data Recipient Authorized Representative Title

______________________________ ______________________________
Printed Name Date

Bats Global Markets, Inc.
External Controlled Data Distributor Trial Addendum

This Bats Global Markets, Inc. External Controlled Data Distributor Trial Addendum (this "Addendum") amends and supplements the Bats Global Markets, Inc. Data Agreement (including any amendments thereto, the "Data Agreement") entered into between Bats Global Markets, Inc., a Delaware corporation ("Bats"), and the External Controlled Data Distributor referenced below ("ECDD"). Capitalized terms used and not defined in this Addendum shall have the respective meanings set forth in the Data Agreement.

A. ECDD qualifies as an External Controlled Data Distributor, as specified in the Bats Global Markets, Inc. U.S. Market Data Policies (as may be amended by Bats in its discretion from time to time, the "Policies").

B. ECDD desires to offer Exchange Data to Data Users on a trial basis.

C. Bats is willing to permit such distribution of Exchange Data to Data Users on a trial basis, subject to the terms and conditions of this Addendum.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Bats and ECDD agree as follows:

1. **Trial.** ECDD may provide Exchange Data to Data Users on a trial basis, solely in accordance with the Trial Usage terms and conditions set forth in the Policies.

2. **Disclaimer and Limitation.** ECDD ACKNOWLEDGES AND AGREES THAT (A) ANY AND ALL EXCHANGE DATA PROVIDED UNDER THIS ADDENDUM IS PROVIDED ON AN "AS IS," "AS AVAILABLE" BASIS, WITHOUT WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, (B) AS BETWEEN BATS AND ECDD, ECDD SHALL BE SOLELY RESPONSIBLE FOR ALL DISTRIBUTION AND USE OF ANY EXCHANGE DATA PURSUANT TO THIS ADDENDUM, AND (C) UNDER NO CIRCUMSTANCES SHALL BATS, ANY EXCHANGE OR ANY OTHER AFFILIATES OF BATS HAVE ANY LIABILITY FOR ANY EXPENSES, COSTS, DAMAGES, LOSSES AND LIABILITIES OF ANY NATURE WHATSOEVER, INCLUDING WITHOUT LIMITATION DIRECT, INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE OR INDIVIDUAL DAMAGES, LOST PROFITS, OR TRADING LOSSES, REGARDLESS OF THE FORM OF ACTION, AND WHETHER OR NOT FORESEEABLE, ARISING OUT OF THIS ADDENDUM OR ANY USE OF, INABILITY TO USE, OR RELIANCE UPON ANY EXCHANGE DATA PROVIDED HEREUNDER.

3. **Indemnification.** ECDD shall indemnify and hold harmless Bats Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against Bats Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any distribution by ECDD of Exchange Data under this Addendum, and/or (b) any use of, inability to use, or reliance upon any Exchange Data by any Data User to which ECDD provides Exchange Data on a trial basis, whether or not authorized by ECDD.

4. **Miscellaneous.** This Addendum amends and supplements the Data Agreement and all terms thereof are hereby incorporated by reference herein. In the event of any conflict between the terms of this Addendum and the terms of the Data Agreement, the terms of this Addendum shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed by their duly authorized officers.

External Controlled Data Distributor	**Bats Global Markets, Inc. on behalf of itself and its subsidiaries and affiliates**
Firm: ______________________	Signature: ______________________
Signature: ______________________	Printed Name: Bryan Harkins
Printed Name: ______________________	Title: EVP, Head of US Markets
Title: ______________________	Date: ______________________



Bats Global Markets, Inc.
U.S. Market Data Policies

Table of Contents

Bats Global Markets, Inc.

U.S. Market Data Policies

Under the terms of the Bats Global Markets, Inc. Data Agreement ("**Data Agreement**"), firms receiving Exchange Data must adhere to these Bats U.S. Market Data Policies (the "**Policies**"). These Policies cover the receipt, use, pricing, reporting, and distribution of Exchange Data. Unless otherwise specified, and except in the case of foreign currency trading data, references herein to "Exchange Data" refer to U.S. Exchange Data. For policies specific to the receipt, use, pricing, reporting, and distribution of European Exchange Data, including terminology and pricing unique to European Exchange Data, please refer to the Bats Chi-X Europe Market Data Policy available on the Bats Chi-X Europe website.

Bats Global Markets, Inc. ("**Bats**") reserves the right to update these Policies from time to time and will communicate any updates to Data Recipients via email and the Bats website. All capitalized terms used herein that are not defined below are defined in the Data Agreement.

1 Definitions

Controlled Data Distributor – A Data Recipient that (i) provides Exchange Data to a Data User (either an Internal Subscriber or an External Subscriber) and (ii) controls the entitlements of and display of information to such Data User. If the Data User is either an employee of the Controlled Data Distributor or an employee of an Affiliate of the Controlled Data Distributor identified on the Bats List of Affiliates (*i.e.*, an Internal Subscriber), such Controlled Data Distributor is considered to be an "**Internal Controlled Data Distributor**." If the Data User is not an employee of the Controlled Data Distributor or of an Affiliate thereof identified on the Bats List of Affiliates (*i.e.*, an External Subscriber), such Controlled Data Distributor is considered to be an "**External Controlled Data Distributor**."

Data Feed Subscriber – Any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purposes of reporting usage or qualification.

Data Recipient – A third party that receives a data feed directly from Bats or through a third party that is an Uncontrolled Data Distributor and includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

Data User – Any Person that receives Exchange Data from Data Recipient.

Display Usage – The access to and/or use of Exchange Data by a Data User via a graphical user interface, application or other medium which displays Exchange Data.

Non-Display Usage – Any accessing, use, processing and/or consuming of Exchange Data that is not Display Usage, including but not limited to accessing, use, processing and/or consuming of Exchange Data by a machine or automated device for a purpose other than to display Exchange Data.

Non-Professional Data User – If working in the United States, a natural person who is not: (i) registered or qualified in any capacity with the Securities Exchange Commission, the Commodity Futures Trading Commission, any state securities agency, any securities exchange or association; any commodities or futures contract market or association; (ii) engaged as an "investment adviser" as that term is defined in Section 201(11) of the Investment Advisers Act of 1940 (whether or not registered or qualified under that Act); or (iii) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that will require registration or qualification if such functions were performed for an organization not so exempt." Additionally, any natural person who works outside of the United States will also be considered a "Non-Professional Data User" if he or she is similarly situated as someone who would be considered a "Non-Professional Data User" in the United States.

Professional Data User - Any Data User other than a Non-Professional User.

Uncontrolled Data Distributor – A Data Recipient that is authorized by Bats to distribute Exchange Data externally to a customer that is not an Affiliate of Data Recipient where the Data Recipient does not control the entitlements of and display of information to such customer (*i.e.*, a "Data Feed Subscriber").

2 Display Requirements

Attribution

Each Data Recipient must identify Bats as the source of any Exchange Data through use of the name of the applicable Exchange – "**Bats BZX Exchange**", "**Bats BYX Exchange**", "**Bats EDGA Exchange**", "**Bats EDGX Exchange**", or "**Hotspot**" – on applicable depth of book displays of Exchange Data. Distributors of Bats quote or last sale information to Data Users must provide a prominent attribution message on all displays, including wall boards, tickers, mobile devices, and audio announcements on voice response services. In the case of a ticker, the attribution message should be interspersed with the Exchange Data at least every 90 seconds.

Quote/Last Sale Information Source	Required Attribution Message
BZX Depth, BZX Top, or BZX Last Sale	Bats BZX Real-Time Quote, Bats BZX Real-Time Last Sale or Bats BZX Real-Time Price
BYX Depth, BYX Top, or BYX Last Sale	Bats BYX Real-Time Quote, Bats BYX Real-Time Last Sale or Bats BYX Real-Time Price
EDGX Depth, EDGX Top, or EDGX Last Sale	Bats EDGX Real-Time Quote, Bats EDGX Real-Time Last Sale or Bats EDGX Real-Time Price
EDGA Depth, EDGA Top, or EDGA Last Sale	Bats EDGA Real-Time Quote, Bats EDGA Real-Time Last Sale or Bats EDGA Real-Time Price
Bats One	Bats One Real-Time Quote, Bats One Real-Time Last Sale or Bats One Real-Time Price[1]
Hotspot US Depth	Hotspot US Quote, Hotspot US Rate
Hotspot London Depth	Hotspot London Quote, Hotspot London Rate

If the Exchange Data is being provided on a delayed basis, the Data Recipient must appropriately attribute Exchange Data as delayed (*e.g.*, "**Data Delayed 15 Minutes**"). Alternatives for Exchange Data attribution on displays may be permitted with the prior written approval of Bats if the alternative accurately and unambiguously describes the source of the Exchange Data. Requests for alternative attribution may be made via email to *marketdata@bats.com*.

Marketing Materials

Each Data Recipient may use Bats' corporate name, the names of Bats' market data products, and the trademarks of Bats set forth in the Bats Brand Standards Manual available through contacting Bats Market Data Services at marketdata@bats.com in any marketing, publicity or advertising materials related to the business of the Data Recipient, *provided that* such use is solely for purposes of exercising Data Recipient's rights under the Data Agreement and is in compliance with the guidelines set forth in the Bats Brand Standards Manual.

3 Record Retention Requirements

Each Data Recipient must create and maintain complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the Data Agreement, including without limitation the receipt, use, display and distribution of Exchange Data and the administration of the Bats Subscriber Agreement or equivalent, if applicable.

4 Data Recipient Approval Requirements

Each firm that is requesting Exchange Data must complete and submit to Bats the following: (i) Data Agreement, (ii) List of Affiliates (if applicable); (iii) Exchange Data Order Form and System Description; and (iv) Service Facilitator List (if applicable). The Exchange Data Order Form and System Description requires firms to provide key contact information, identify the desired feed(s) and a description of the system that makes use of Exchange Data internally or if you are distributing externally, a description of the service(s) and Exchange Data you plan to provide to Data Users.

Each completed Data Agreement, List of Affiliates (if applicable), Exchange Data Order Form and System Description, and Service Facilitator List (if applicable) should be emailed to *marketdata@bats.com* for approval.

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[1] Firms that distribute CTA consolidated volume must comply with the CTA Consolidated Volume Policy as provided on the CTA Plan website.

5 Distribution to Affiliates of Data Recipient

Any Data Recipient that distributes Exchange Data to one or more of its Affiliates must complete and submit the Bats List of Affiliates showing the Affiliate(s) receiving Exchange Data. An "**Affiliate**" is defined as any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "**Control**" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. By submitting the names of its Affiliate(s), the Data Recipient agrees that the contact information provided shall be deemed to be the contact information for each Affiliate.

One or more of the entities (each a "Connected Entity") that is part of the group comprised of the Data Recipient and the Affiliates listed on the List of Affiliates (collectively, the "Affiliate Group") is permitted to own connectivity with Bats to receive Exchange Data directly from Bats. Each Connected Entity shall be identified in writing to Bats. Any member of the Affiliate Group that also receives Exchange Data indirectly from another Data Recipient (in addition to a Connected Entity) that is an Uncontrolled Data Distributor is not required to complete and return to Bats a separate Data Agreement and Exchange Data Order Form and System Description. Rather that entity is bound by the same Data Agreement and other relevant documents executed by the applicable member of the Affiliate Group.

6 Uncontrolled Data Distributor Requirements

To become an Uncontrolled Data Distributor, the Data Recipient must describe, using the Exchange Data Order Form and System Description, its plan to distribute Exchange Data externally to any customer that is not an Affiliate of the Data Recipient.

Request Process

Uncontrolled Data Distributors are responsible for either (i) directing each prospective Data Recipient to download the required documents from the Bats website, or (ii) providing a hard copy of each required document to the prospective Data Recipient. Required documents include the following:

- Signed Data Agreement
- Completed and signed Exchange Data Order Form and System Description
- Completed and signed Bats List of Affiliates (if applicable)
- Completed and signed Bats Service Facilitator List (if applicable)

Approval Process

After the required documents have been completed, the prospective Data Recipient must submit the required documents to Bats (as described above) for approval. Bats will review the documents and may contact the Data Recipient directly for additional information. The review of the documents includes, but is not limited to, a review of the intended use of the Exchange Data and the entitlements.

Upon approval, Bats will notify both the Data Recipient and the Uncontrolled Data Distributor via fax or email. Once approved by Bats, the Uncontrolled Data Distributor is authorized to provide the approved Exchange Data to the Data Recipient. **A new Data Recipient may not receive Exchange Data until and unless Bats has specifically approved the distribution of the requested Exchange Data product.** Please note that if an Uncontrolled Data Distributor provides Exchange Data to an unapproved Data Recipient or releases any Exchange Data prior to Bats' approval, the Uncontrolled Data Distributor is responsible for paying Bats any fees and other charges that would have been assessed such Data Recipient during the unauthorized time frame had the Data Recipient and release of Exchange Data to such Data Recipient been approved.

7 Uncontrolled Data Distributor Reporting

Bats requires all Uncontrolled Data Distributors of Exchange Data to submit reports, on a monthly basis, providing firm and Exchange Data details (as described below) for each Data Feed Subscriber receiving the Exchange Data. Each such report must include the following:

- Each Data Recipient's name, contact information, and billing address
- Address at which each Data Recipient receives the Exchange Data

- Exchange (BZX, BYX, EDGA, EDGX, Hotspot US, Hotspot London or product name if the Exchange Data is an aggregate of multiple Bats exchanges)) and type of Exchange Data subscribed to by each Data Recipient
- The earliest date upon which each Data Recipient received or will receive such Exchange Data from the Uncontrolled Data Distributor (installation date)
- The last date upon which each Data Recipient received or will receive such Exchange Data from the Uncontrolled Data Distributor (termination date)

Uncontrolled Data Distributors may report to Bats by entering details directly or via upload files in CSV format. Monthly reporting for the prior month's activity is due on the 15th of the current month (*i.e.*, August 15th is the due date for July reporting).

Please contact marketdata@bats.com if you have any questions about reporting requirements. If you are newly reporting to Bats, a user login will be created for you to access the system.

8 Controlled Data Distributor Requirements and Reporting

Internal Controlled Data Distributors

Internal Controlled Data Distributors have the right to provide Exchange Data to employees of the Internal Controlled Data Distributor or any Affiliate thereof (*i.e.*, Internal Subscribers) identified on a Bats List of Affiliates submitted by the Internal Controlled Data Distributor to Bats.

Internal Controlled Data Distributors are not required to administer a Bats Subscriber Agreement or equivalent with Internal Subscribers. Only a Data Agreement, List of Affiliates (if applicable) and Exchange Data Order Form and System Description completed by the Internal Controlled Data Distributor is required to be submitted to Bats.

External Controlled Data Distributors

External Controlled Data Distributors must administer a Bats Subscriber Agreement **or equivalent** to each Data User, or External Subscriber, whether an individual or a firm (except for Trial Users as defined below). Bats will not administer this agreement or equivalent to an External Controlled Data Distributor's customers.

The Data Agreement specifies that External Controlled Data Distributors must administer Subscriber Agreements to all External Subscribers. If an External Controlled Data Distributor opts not to administer a Subscriber Agreement, then the External Controlled Data Distributor is required to indemnify Bats in the event of a claim by an External Subscriber or otherwise.

External Controlled Data Distributors have four options to administer the Bats Subscriber Agreement **or equivalent**.

Administration Options for the Bats Subscriber Agreement	
1. Data Recipient Indemnification	Data Recipient administers its own agreement to External Subscribers as an equivalent to the Bats Subscriber Agreement. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
2. Incorporation by Reference	Data Recipient adds specific language into the Data Recipient's own agreement with the External Subscriber. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
3. Online Click-Through Subscriber Agreement	Data Recipient offers the agreement via the Internet. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
4. Hard Copy Subscriber Agreement	Data Recipient provides External Subscriber with a paper copy of the Bats Subscriber Agreement. Data Recipient retains executed

	originals, but does **not** submit the agreement to Bats.

Option 1 – Data Recipient Indemnification

Section 11 of the Data Agreement permits External Controlled Data Distributors to choose to indemnify Bats in lieu of administering the Bats Subscriber Agreement to each External Subscriber.

External Controlled Data Distributors that opt for indemnification are required to include certain basic protections and rights in their own legally enforceable customer agreements that ensure Bats is protected to the same extent as if the External Controlled Data Distributors had administered the Bats Subscriber Agreement to each External Subscriber. An External Controlled Data Distributor may then provide the Exchange Data immediately after administering its own account agreement to the External Subscriber.

External Controlled Data Distributors that opt for indemnification must follow these guidelines:

1. Prior to distributing the Exchange Data, the External Controlled Data Distributor will have in place a legally valid and enforceable contract (a "Data Recipient Account Agreement") with the External Subscriber that (i) governs the accounts held by the External Subscriber with the External Controlled Data Distributor through which the External Subscriber is entitled to access the Exchange Data, including any limitations on the External Subscriber's right to redistribute the Exchange Data, and (ii) protects Bats and the Bats Indemnified Parties (as defined in the Data Agreement) to the same extent as if the External Controlled Data Distributor had presented and the External Subscriber had signed the Bats Subscriber Agreement.
2. In terms of recordkeeping and retention, Data Recipient Account Agreements are subject to applicable Bats requirements. In the event of a dispute with External Subscriber(s) relating to the Exchange Data, the External Controlled Data Distributor agrees to provide Bats with copies of the relevant Data Recipient Account Agreements.
3. External Controlled Data Distributor must indemnify Bats, all Bats Indemnified Parties and any third parties against any assertion of claims or losses relating to the Exchange Data made by an External Subscriber who receives the Exchange Data from the External Controlled Data Distributor (or any person relying upon the Exchange Data received by such External Subscriber) arising from External Controlled Data Distributor's election to distribute Exchange Data to such External Subscriber under a Data Recipient Account Agreement rather than under a Bats Subscriber Agreement.

Option 2 – Incorporation by Reference

In lieu of administering the exact language of the Bats Subscriber Agreement to each Subscriber, External Controlled Data Distributors may choose to add specific language protecting Bats to their own legally valid and enforceable customer contract (each a "Data Recipient Account Agreement") in addition to offering a copy of the Bats Subscriber Agreement. Thus, by signing the Data Recipient Account Agreement, External Subscribers also assent to the standard Bats Subscriber Agreement terms.

External Controlled Data Distributors that opt for "Incorporation by Reference" must follow these instructions:

1. Include the language below prominently on the signature page of the Data Recipient Account Agreement. Prior to including this language in the Data Recipient Account Agreement, in the blank provided, insert the term in the Data Recipient Account Agreement that references the person receiving the information (*i.e.*, customer, account holder, subscriber, member, etc.).

   By executing this Agreement, ______________________, (known as "Subscriber" in the Bats Global Markets Holdings, Inc. Subscriber Agreement) agrees that:

   a. it has read and agrees to be bound by the Bats Global Markets Holdings, Inc. Subscriber Agreement, a copy of which is attached hereto;

   b. the Data Recipient/Vendor (i) is not an agent of Bats Global Markets Holdings, Inc.; (ii) is not authorized to add to or delete any terms of provisions from the Bats Global Markets Holdings, Inc. Subscriber Agreement; and (iii) is not authorized to modify any provision of the Bats Global Markets Holdings, Inc. Subscriber Agreement; and

c. **no provision has been added to or deleted from the Bats Global Markets Holdings, Inc. Subscriber Agreement and that no modifications have been made to it. Both the Subscriber and the person executing on behalf of the Subscriber warrant that the Subscriber is legally able to undertake the obligations set forth in and the signatory is duly authorized to bind the Subscriber to the Bats Global Markets Holdings, Inc. Subscriber Agreement.**

2. Provide each External Subscriber with a copy of the Bats Subscriber Agreement.

Once the Data Recipient Account Agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided a copy of the Bats Subscriber Agreement, Bats considers the External Subscriber to be authorized to receive Exchange Data. Please note that Bats does **not** require External Controlled Data Distributors to submit copies of the executed Data Recipient Account Agreements to Bats.

Option 3 – Online Click-Through Version

External Controlled Data Distributors are permitted to offer an online click-through version of the Bats Subscriber Agreement to each External Subscriber, but if a Bats Subscriber Agreement is not administered properly, the External Controlled Data Distributor must indemnify Bats in the event of a claim.

To offer an online click-through version of the Bats Subscriber Agreement to External Subscribers, copy the full text of the Bats Subscriber Agreement and complete the necessary programming to ensure the External Subscriber can enter the following information:

- Firm Name
- Full Name of Person Authorized to Sign the Agreement
- Title of Person Authorized to Sign the Agreement
- Date of Authorization

The following language must be provided to the External Subscriber where the External Subscriber must agree to it by marking the applicable checkbox:

> "ACCEPTED AND AGREED: I, an authorized officer of the Subscriber to which the preceding terms and conditions refer, acknowledge that I have read the preceding terms and conditions of this Agreement, that I understand them, and that I hereby manifest my assent to, and my agreement to comply with, those terms and conditions by "clicking" on the following box."

Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.

Once these steps have been completed, Bats considers the External Subscriber to be authorized to receive Exchange Data.

Option 4 – Hard Copy Agreement

External Controlled Data Distributors are permitted to offer a hard copy/paper version of the Bats Subscriber Agreement to each External Subscriber. Bats permits External Controlled Data Distributors to accept faxed and scanned copies of the agreement as legal documents.

External Controlled Data Distributors that opt for the hard copy version of the Bats Subscriber Agreement should follow these instructions:

1. Copy the text of the Bats Subscriber Agreement onto company letterhead.

2. Print the Bats Subscriber Agreement on your organization's letterhead for your records.

Once the Bats Subscriber Agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided an executed copy of the Bats Subscriber Agreement, Bats considers the External Subscriber to be authorized to receive Exchange Data.

Display Usage Reporting

Controlled Data Distributors are required to report the number of devices used for Display Usage to Bats depending on the requirements for the specified data product as follows:

Product	**Internal Display User Reporting Requirement**	**External Display User Reporting Requirement**
Bats Depth	No Reporting Required	No Reporting Required
Bats Top	No Reporting Required	Monthly Reporting Required
Bats Last Sale	No Reporting Required	Monthly Reporting Required
Bats One Feed	No Reporting Required	Monthly Reporting Required
Bats Options Depth	Monthly Reporting Required	Monthly Reporting Required
Hotspot US Depth	No Reporting Required	Monthly Reporting Required
Hotspot London Depth	No Reporting Required	Monthly Reporting Required

If a product shown above requires no reporting, Controlled Data Distributors do not have to report the Data Users receiving the controlled data or Data User display quantities. For products that require Display Data User Reporting, Controlled Data Distributors must count every Professional Data User and Non-Professional Data User to which they provide Exchange Data. Thus, the Controlled Data Distributor's count will include every Data User that accesses the Exchange Data, regardless of the purpose for which the Data User uses the Exchange Data. Controlled Data Distributors must report all Professional Data Users and Non-Professional Data Users in accordance with the following:

- In connection with a Controlled Data Distributor's distribution of Exchange Data, the Controlled Data Distributor should count as one Data User each unique Data User that the Controlled Data Distributor has entitled to have access to the Exchange Data. However, where a device is dedicated specifically to a single individual, the Controlled Data Distributor should count only the individual and need not count the device.
- The Controlled Data Distributor should identify and report each unique Data User. If a Data User uses the same unique method to gain access to the Exchange Data, the Controlled Data Distributor should count that as one Data User. However, if a unique Data User uses multiple methods to gain access to the Exchange Data (e.g., a single Data User has multiple passwords and user identifications), the Controlled Data Distributor should report all of those methods as one Data User.
- Controlled Data Distributors should report each unique individual person who receives access through multiple devices as one Data User so long as each device is dedicated specifically to that individual.
- If a Controlled Data Distributor entitles one or more individuals to use the same device, the Controlled Data Distributor should include only the individuals, and not the device, in the count.

Controlled Data Distributors must submit usage reports of real-time Exchange Data on a monthly basis using the Bats Data Recipient Declaration system by entering details directly or via upload files in CSV format. TCB Data is available as an alternative if requested. Monthly reporting for the prior month's activity is due on the 15th of the current month (*i.e.*, August 15th is the due date for July reporting). For Display Usage reporting, firms may submit revised reporting in order to correct errors in the reporting of total quantities or Data User categorization. Controlled Data Distributors may only submit revised reporting within 60 days of the date where usage activity occurred 30 calendar days after the reporting due date (i.e., June 14th for April reporting). Each report must include the following:

- Data User Firm name, contact information, and billing address
- Address at which Data User receives the Exchange Data
- Type of service
- The earliest date upon which a Data User receives the Exchange Data from the Controlled Data Distributor
- The last date upon which a Data User receives the Exchange Data from the Controlled Data Distributor (termination date)
- Number of Display Data Users

Controlled Data Distributors that distribute Exchange Data to Data Users that have obtained an Enterprise license are not required to report Data User quantities monthly, but are required to provide Data User quantities for each Data User every six months.

Non-Display Usage Reporting

Non-Display Usage may include but is not limited to:

- Algorithmic/automated trading
- Order routing
- Surveillance
- Order management
- Risk management

Firms operating a registered Automated Trading System (ATS), Electronic Communication Network (ECN) or National Securities Exchange trading platform will be required to (i) promptly provide Bats with written notice in the case that equity depth Exchange Data is or will be used within the trading platform (including any order routing system dedicated for use within the trading platform); and (ii) provide Bats with written notice when equity depth Exchange Data is discontinued for use within the trading platform or dedicated order router.

Usage Fees

For External Controlled Data Distributors, Display Usage fees by Data Users will be collected by the External Controlled Data Distributor and then remitted to Bats, including Enterprise or Digital Media fees, if applicable. See Section 12 of these Policies for more details. Non Display Usage fees will apply for firms that use equity depth Exchange Data within a registered ATS, ECN or Exchange.

Notice and Enforcement

Each External Controlled Data Distributor shall (i) enforce each of its External Subscriber's compliance with the terms of the Subscriber Agreement; (ii) provide Bats written notice of any violation thereof by an External Subscriber, immediately upon becoming aware of such violation; (iii) provide Bats notice of termination of any Bats Subscriber Agreement, immediately upon receiving or serving notice of such termination; (iv) provide Bats any assistance as Bats may reasonably request in enforcing Bats' rights under any Bats Subscriber Agreement; (v) upon Bats' request, cease providing any Exchange Data to any External Subscriber; and (vi) provide Bats written notice promptly upon becoming aware of any acts or omissions of any External Subscriber or other person, in addition to those otherwise required to be reported herein, which External Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of Bats in any Exchange Data or threaten the security or operations of any systems or other technology utilized by or on behalf of Bats or any Data Recipient to disseminate any Exchange Data.

Trial Usage

External Controlled Data Distributors are permitted to provide real-time Exchange Data to their Data Users through a trial or for demonstration purposes for a limited time. If an External Controlled Data Distributor desires to provide Exchange Data to any Data User on a trial basis, such External Controlled Data Distributor is not required to qualify Data Users through one of the methods identified above in the event the External Controlled Data Distributor (i) enters into the External Controlled Data Distributor Trial Addendum (the "**ECDD Trial Addendum**") and (ii) fully complies with each of the following requirements:

- No Data User shall be permitted to use Exchange Data pursuant to the ECDD Trial Addendum for a period of longer than thirty (30) days (the "**Trial Period**"). At the end of the Trial Period, the Data User that has participated in the trial must cease all use of the Exchange Data or be qualified (as of the effective date of termination of the Trial Period) through one of the methods identified above.
- Each Data User may participate in the trial only once for each Exchange Data product offered by Bats.
- The External Controlled Data Distributor must (i) continuously maintain a list of each Data User to which Exchange Data is provided under the ECDD Trial Addendum, together with the Data User's firm name and contact information, the specific Exchange Data product to which such Data User was or will be provided access, the date such Data User commenced or will commence receiving the Exchange Data, and the last date upon which the Data User received or will receive the Exchange Data pursuant to the ECDD Trial Addendum; and (ii) provide such documentation to Bats via marketdata@bats.com, promptly upon Bats' request.

9 Service Facilitator

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the Data Agreement to an authorized third party agent ("**Service Facilitator**"), which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with the Data Agreement; *provided, however*, that the Data Recipient shall be and will remain responsible for compliance by such Service Facilitators with all applicable terms and conditions of the Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Exchange Data. Service Facilitators may support one or more functions for the Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation, and service installation. The Data Recipient must, through a legally enforceable written agreement with each Service Facilitator:

- Ensure Bats is protected to the same extent as if the Service Facilitator were a party to the Data Agreement, including without limitation by permitting Bats to audit the Service Facilitator on the same terms as Bats is permitted to audit the Data Recipient under the Data Agreement.
- Ensure no terms of such agreement conflict with the terms of the Data Agreement.
- Ensure Exchange Data or controlled data distribution of Exchange Data to a Data Recipient may occur only after the Data Recipient is authorized by Bats, or Data Recipient is qualified through one of the Controlled Data Distributor qualification methods outlined above.
- Ensure the Data Recipient, and not the Service Facilitator, controls all entitlement of Exchange Data to the Data Recipient.

Notwithstanding the foregoing, the Service Facilitator must sign a Data Agreement and must fulfill all requirements of the Exchange if the Service Facilitator receives Exchange Data directly from Bats. Finally, if the Data Recipient uses any Service Facilitators, the Data Recipient must provide a list of all Service Facilitators to Bats on the Service Facilitator List.

10 Delayed Data

Once a period of time has passed since the dissemination of Exchange Data by Bats, Real-time Exchange Data will become Delayed Exchange Data. There are different requirements for the distribution of Delayed Exchange Data as compared to Real-time Exchange Data. The following definitions apply:

- **Delay Period** – The period of time that has passed since the dissemination of Exchange Data by Bats, which is currently 15 minutes.
- **Real-time Exchange Data** – Exchange Data distributed prior to the Delay Period.
- **Delayed Exchange Data** – Exchange Data distributed after the Delay Period,

Controlled Data Distributors of Delayed Exchange Data are not required to qualify Data Users in respect of receipt of Delayed Exchange Data identified in the Controlled Data Requirements section of these Policies. Thus, Controlled Data

Distributors of Delayed Data are not required to administer a Bats Subscriber Agreement or equivalent with such Data Users. In addition, Uncontrolled Data Distributors of Delayed Exchange Data are not required to obtain a Data Agreement from Data Users receiving Delayed Exchange Data or report Data Users receiving Delayed Data. The waiver of the qualification and agreement requirement by Bats does not limit the Controlled Data Distributor's or Uncontrolled Data Distributor's obligations as described within the Data Agreement executed with Bats.

For Distributors providing Delayed Data, Bats requires that an appropriate delay message be provided to Subscribers for all displays of Exchange Data. The delay message must prominently appear on all displays containing Delayed Data, such as at or near the top of the page. In the case of a ticker, the delay message should be interspersed with the market data at least every 90 seconds. Examples of appropriate delay messages are as follows: "Data Delayed 15 minutes", "Data Delayed 24 hours", "Delayed Data", "Del-15", and "Data Delayed until Midnight CET".

11 Derived Data

"**Derived Data**" is pricing data or other data that (i) is created in whole or in part from Exchange Data and (ii) cannot be readily reverse-engineered to recreate Exchange Data or used to create other data that is a reasonable facsimile or substitute for Exchange Data. In addition, Derived Data that contains price data and is based upon a single security symbol or currency pair is generally fee liable at the underlying product rates. Data Recipients distributing Derived Data must use the Exchange Data Order Form and System Description to describe any Derived Data created using Exchange Data. Distributors of Derived Data are not required to report Data Users receiving Derived Data. Distribution of Derived Data does not require the Data User receiving Derived Data to sign a Data Agreement with Bats, but note, if a distributor opts not to administer a Bats Subscriber Agreement, then the distributor is required to indemnify Bats in the event of a claim.

12 Fees

Fees for U.S. Exchange Data (Depth, Top (LEVEL 1) and Last Sale) are displayed on the Bats website at:

http://www.bats.com/us/equities/membership/pricing/
http://www.batsoptions.com/support/fee_schedule/

If a Data Recipient is receiving identical Exchange Data from (i) multiple Uncontrolled Data Distributors or (ii) from one or more Uncontrolled Data Distributors and Bats, the Data Recipient will only be required to pay the distribution fee once to Bats – either the Internal Distribution Fee or the External Distribution Fee – depending on whether the Data Recipient is distributing the Exchange Data internally or externally. Notwithstanding the foregoing, if a Data Recipient is distributing the Bats One Feed internally and externally, the Data Recipient will be required to pay both the Internal Distribution Fee and the External Distribution Fee.

Historical Data

Data Recipients can subscribe to Bats Historical Depth, Top (LEVEL 1), and Last Sale data on a T+1 basis. Up to three months of data is available via download from the Bats website. Additional data can be uploaded to a 1TB hard drive for a single fee per drive per Exchange. A Bats web login account is required to subscribe to these Historical Data feeds. For assistance, please visit http://www.batstrading.com/market_data/products/ or contact Bats Market Data Services at 212.378.8821 or *marketdata@bats.com*.

Other Data Feeds

To request a subscription to the Bats Auction Feed, please contact Bats Market Data Services at 212.378.8821 or marketdata@bats.com.

13 Audit

Bats has the right to conduct comprehensive audits of Data Recipients on a regular basis. The purpose of the audits is to ensure that Data Recipients that distribute Exchange Data are complying with the terms of their agreements with Bats. Bats will review Data Recipients to verify that they are in compliance with Bats' data requirements. Audits will cover a Data Recipient's market data infrastructure for three (3) years preceding the date of the audit. The Data Recipient's liability shall be limited to unpaid fees, together with interest, for underreporting, underpayment or other financial noncompliance that has occurred during the audit period, plus any costs and expenses as set forth in Section 10 of the Data Agreement, provided such underreporting, underpaying or other financial non-compliance is a result of a good faith error by Data Recipient.

Please refer to Section 10 of the Data Agreement for more details regarding Bats' audit right.

Bats Global Markets, Inc.
Options Member Application

Any currently approved Member of Bats BZX Exchange, Inc. (BZX) or Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") is eligible to transact business on the Exchange's Options Market provided that the Exchange specifically authorizes the Member as an "Options Member." To become an Options Member, a current Exchange Member is required to complete this Options Member Application. An Applicant who is not currently an Exchange Member is required to complete the general Membership Application and Agreements and this Options Member Application to transact business on the Exchange's Options Market.

To apply, please complete and submit all materials listed on the Application Checklist below via email to MembershipServices@bats.com, or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete after submission.

APPLICATION CHECKLIST
☐ Membership Application
☐ Options Member Letter of Guarantee (***for Firms who are not self-clearing***) – per Exchange **OR** ☐ Options Self Clearing Member Letter of Guarantee (***for Firms who are self-clearing***) – per Exchange
☐ Options Member Agreement – per Exchange
☐ A list of all Authorized Traders, ***including name and CRD #***, the Applicant will be registering with the Exchange

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 17.1. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@bats.com or 913.815.7002. In addition, please refer to the Exchange's website at www.bats.com for additional information regarding the membership process.

Bats Global Markets, Inc.
Options Member Application

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

- ☐ Bats BZX Options Market (BZX)
- ☐ Bats EDGX Options Market (EDGX)
- ☐ BOX Options Exchange (BOX)
- ☐ C2 Options Exchange (C2)
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ Financial Industry Regulatory Authority (FINRA)
- ☐ International Securities Exchange (ISE)
- ☐ ISE Gemini (GEMINI)
- ☐ MIAX Options Exchange (MIAX)
- ☐ NASDAQ OMX BX (BX)
- ☐ NASDAQ OMX PHLX (PHLX)
- ☐ NASDAQ Options Market (NOM)
- ☐ NYSE Amex Options (AMEX)
- ☐ NYSE Arca Options (ARCA)

Name of Applicant's Designated Examining Authority (DEA): ____________________

EXAMINATIONS

State the date of the Applicant's last examination during which supervisory procedures were reviewed and by which SRO.

Date: ____________________

SRO: ____________________

OPTIONS ALLOCATION METHOD

Indicate the allocation method for exercise notices assigned in respect of a short position in Applicant's customers' accounts (Exchange Rule 23.2)

☐ First in, first out ☐ Automated random selection ☐ Other ____________ ☐ Not applicable

MARGIN REQUIREMENTS SELECTION

Indicate the applicable initial and maintenance margin requirements (Exchange Rule 28.3).

☐ CBOE or ☐ NYSE

PRINCIPAL REGISTRATION

The Exchange requires each Options Member to be under the supervision and control of a Responsible Person who is registered with the Exchange as an Options Principal. Each Options Principal shall pass the appropriate Registered Options Principal Qualification Examination ("Series 4"), or an equivalent examination acceptable to the Exchange. See Exchange Rule 17.1(b) and 17.2(g) for additional information regarding principal registration. Please indicate below the individual that the Applicant intends to register with the Exchange to comply with these requirements.

Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	

[Remainder of page intentionally left blank.]

Bats BZX Exchange, Inc.
Options Member Agreement

In connection with the Applicant's application for participation in the Bats BZX Exchange, Inc. Options Market ("BZX Options") and in the event that this application is approved for participation, the Applicant hereby agrees to abide by the terms and conditions set forth below:

A. To comply with the federal securities laws, the rules and regulations thereunder; BZX rules including but not limited to the BZX Options rules and the rules of other SROs that have been incorporated by reference;[1] all circulars, notices, directives or decisions adopted pursuant to or made in accordance with BZX rules; and all rulings, orders, directions and decisions issued and sanctions imposed under BZX rules;

B. To pay such dues, assessments and other charges in the manner and amount as from time to time shall be fixed pursuant to BZX rules;

C. That this Agreement has been executed on behalf of, and with the authority of the Applicant. The undersigned and Applicant represent that the information and statements contained within the application and other information filed are current, true, and complete. The undersigned and the Applicant further represent that to the extent that any information submitted is not amended, such information is currently accurate and complete and agree that the information contained in the Applicant's Uniform Application for Broker-Dealer Registration (Form BD) will be kept current and accurate by proper amending of the Form BD promptly after changes occur. Applicant further represents that the registrations for the Applicant's Options Principal(s), Authorized Traders and any other personnel, registered with BZX, will be kept current by proper amending of Form U4 & Form U5.

Member:______________________	Bats BZX Exchange, Inc.
Signature:______________________	Signature:______________________
Printed Name:______________________	Printed Name:______________________
Title:______________________	Title:______________________
	Date:______________________

[1] *In the amendment to its existing rules to permit trading on BZX Options, Bats BZX Exchange, Inc. incorporated the following rules by reference: (1) NASD Rule 3020 regarding fidelity bonds (see BZX Rule 2.12); (2) CBOE rules governing position and exercise limits for equity and index options (see BZX Rules 18.7, 18.9, 29.5, and 29.7); (3) the margin rules of the CBOE or the NYSE (see BZX Rule 28.3); and (4) FINRA's rules governing communications with the public (see BZX Rule 26.16). Pursuant to an exemption from Section 19(b), the Exchange will not file rule filings each time an incorporated rule has been amended, but will publish on its public website notices of any changes to an incorporated rule.*

Bats BZX Exchange, Inc.
Options Member Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Member of Applicant

____
Member Name

The Member noted above has represented to the undersigned Clearing Member, a Member of the Options Clearing Corporation, that it is registered as a Member of the Bats BZX Exchange, Inc. Options Market ("BZX Options"). In accordance with Rule 22.8 of the rules of BZX Options, the undersigned Clearing Member accepts financial responsibility for all BZX Options transactions made by the above referenced Member when executing such transactions through the undersigned Clearing Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the undersigned Clearing Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
Clearing Member (Broker-Dealer Name)

____
OCC Clearing #

____
Signature of Authorized Officer, Partner or Managing
Member or Sole Proprietor of Clearing Member

____
Printed Name/Title

____
Date

Bats BZX Exchange, Inc.
Options Self Clearing Member Letter of Guarantee

NOTICE OF CONSENT - To be completed by Self Clearing Member of BZX Options

____
Member Name

The Member noted above is a registered Self Clearing Member of the Bats BZX Exchange, Inc. Options Market ("BZX Options"). In accordance with Rule 22.8 of the rules of BZX Options, the Member accepts financial responsibility for all BZX Options transactions made by the Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
OCC Clearing #

____
Signature of Authorized Officer, Partner or Managing
Member or Sole Proprietor of Member

____
Printed Name/Title

____
Date

Bats Global Markets, Inc.
Options Market Maker Registration Application

Any currently approved Options Member of Bats BZX Exchange, Inc. (BZX) or Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") is eligible to transact business as a Market Maker on the Exchange's Options Market provided that the Exchange specifically authorizes the Options Member as a Market Maker. To become a Market Maker, a current Options Member is required to complete this Options Market Maker Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as an Options Market Maker.

To apply, please complete this Options Market Maker Registration Application and submit with all required supplementary materials via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION

Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
EFID(s) to be used:		

OTHER BUSINESS ACTIVITIES

☐ Investment Banking ☐ Public Securities Business ☐ Proprietary Trading
☐ Market Maker ☐ Dealer / Specialist ☐ Other: ____________________

If the Applicant is a Market Maker or Dealer/Specialist, please provide a list of the registered national securities exchange(s) or association(s) on which the Applicant has been approved as such:

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a Market Maker: ________

FINANCIAL / ADDITIONAL REQUIREMENTS

Excess Net Capital Amount: ______________________ As of Date: ____________

Attach the following:

☐ List identifying all accounts pursuant to Exchange Rule 22.7(a) - *required*
☐ List identifying all joint accounts pursuant to Exchange Rule 22.7(c) – *if applicable*
☐ Most recent quarterly FOCUS Report enclosed (Refer to Exchange Rule 22.9(a)) - *required*
☐ Subordination agreements or evidence of other financing arrangement enclosed (Refer to Exchange Rule 22.9(b)) – *if applicable*

AUTHORIZED TRADERS (ATs)

Name: ____________________ CRD #: __________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: __________

Seeking registration on: ☐ BZX Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ____________________ Phone Number: __________

Name: ____________________ CRD #: __________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: __________

Seeking registration on: ☐ BZX Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ____________________ Phone Number: __________

Name: ____________________ CRD #: __________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: __________

Seeking registration on: ☐ BZX Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ____________________ Phone Number: __________

Name: ____________________ CRD #: __________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: __________

Seeking registration on: ☐ BZX Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ____________________ Phone Number: __________

Name: ____________________ CRD #: __________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: __________

Seeking registration on: ☐ BZX Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ____________________ Phone Number: __________

The undersigned attests that the information provided in this application on behalf of the Applicant is complete and accurate. Furthermore, the undersigned acknowledges that the Applicant agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

____

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____

Printed Name

____

Title

____

Date

Exhibit H

Exhibit Request:

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Response:

Attached please find the following documents:

A. Initial Listings

1. Listing Application and Related Forms for Exchange Traded Products
2. Listing Application and Related Forms for Exchange Traded Products-New Series or Fund of a BATS Listed Issuer
3. Listing Application and Related Forms
4. CLP Quoting Incentive Rule 11.8 Excerpt
5. Listing Fee Rule 14.3 Excerpt



Bats BZX Exchange
Listing Application and Related Forms: Exchange Traded Products

To list an "exchange traded product" or "ETP" on Bats BZX Exchange, a company must complete and submit all materials set forth below on the Listing Checklist to: Bats BZX Exchange Attn: Listing Qualifications Department, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 or *list@bats.com*.

LISTING CHECKLIST (due at time of application)
Required Documentation to Approval of Listing:
Completed and Executed Listing Application
Fund Information Spreadsheet (if multiple funds being listed)
Constituent Data Received and Tested Compliant (N/A for actively managed funds)
Board Resolution authorizing listing on Bats BZX Exchange (Secretary's Cert acceptable)
Index Methodology (N/A for actively managed funds)
Formation Documents Submitted (By-Laws and Trust Document or equivalent)
Certificate of Good Standing dated within last 90 days
Firewall Letter if applicable
Final Effective Registration Statement (N-1A)
Form 8-A
Copy of Press Release 2 business days prior to release if participating in CLP Program (Optional)

Note: All application materials sent to Bats BZX Exchange. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at *list@bats.com* or by telephone at 913-815-7101.**Each reference herein to a "Rule" is a Bats BZX Exchange Listing Rule, unless otherwise indicated.**

GENERAL LISTING INFORMATION

GENERAL CORPORATE/TRUST INFORMATION		
Corporation or Trust Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:
State of Incorporation/Date of Incorporation:		
☐ Foreign Private Issuer		
SEC File Number:		
Standard Industrial Classification (SIC) Code:		
Central Index Key Number (CIK):		
FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above.		
Fund Manager/Manager Trustee:		
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.		
Company Name/Contact Person:		
Address:		
City, State, Zip:		
Phone:	Fax:	Email:
Transfer Agent LPA Number:		
SPONSOR INFORMATION		
Firm Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Chief Executive Officer:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

SECURITY INFORMATION

Provide the following fund information. ***If more than one fund is being listed, note each fund's information separately on the provided Fund Information Spreadsheet:***	
Name:	
☐ Initial Listing ☐ Listing Transfer Current listing market: ____________ Current ticker symbol: ______ ☐ Other (please specify):	
Description:	
Rule Filing Number (if applicable):	
Proposed Trading Symbol:	
Number of shares per fund:	
Number of units per fund:	
Creation Unit Size:	
Anticipated price per share (valuation price):	
Expected effective date of registration statement:	
Expected date of initial trading:	
Expected closing date of the initial distribution:	
Name of Index:	
Bloomberg Ticker:	
CUSIP: (*CUSIP Service Bureau can be reached at 212-438-6500 or www.cusip.com*)	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

Index or Portfolio Component Data

☐ Check here if the Fund will track an underlying index. If so, for the index or portfolio, provide CUSIP/ISIN/SEDOL and respective weight (sum total must equal 100%) in excel format.

* Exchange may require updated data if submitted more than 15 business days prior to launch

☐ Check here if the Company represents that the Fund will not track an underlying index, therefore index component data is not required.

IOPV

Indicative Optimized Portfolio Value ("IOPV") dissemination is contracted with:

Bats BZX Exchange

Corporate Governance Certification Form

COMPANY INFORMATION	
Company Name:	(the "Company")

Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange.

Exemption – Rule 14.10(e)(1)(E): I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue on the Exchange Index Fund Shares or Managed Fund Shares, as defined in Rules 14.11(c) and 14.11(i), respectively, and, as such, is exempt from the following corporate governance requirements:

(i) Independent Directors – Rules 14.10(c)(2)(A) and 14.10(c)(2)(B)
(ii) Audit Committee Charter – Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2]
(iii) Audit Committee Composition – Rule 14.10(c)(3)(B)
(iv) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(v) Director Nominations – Rule 14.10(c)(5)(A)
(vi) Nominations Committee Charter or Board Resolutions – Rule 14.10(c)(5)(B)
(vii) Code of Conduct – Rule 14.10(d)

Quorum – Rule 14.10(f)(3): I hereby certify that the Company's bylaws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 14.10(f)(3).

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

[2] Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Fund/Index Provider Representation

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

Daily Fund Calculation Representation

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and Disclosed Portfolio will be made available to all market participants at the same time.

Managed Fund Shares

☐ Check here if the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements, which include all statements and representations made in the associated proposal to list and trade the Fund or Funds under Section 19(b) of the Act pursuant to

Exchange Rule 14.11(i) regarding: (a) the description of the portfolio; (b) limitations on portfolio holdings or reference assets; or (c) the applicability of Exchange rules and surveillance procedures.

<table>
<tr><td colspan="2">AFFIRMATION</td></tr>
<tr><td>(Name of Individual)</td><td>(Title)</td></tr>
<tr><td colspan="2">(Company Name)</td></tr>
<tr><td colspan="2">hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.</td></tr>
<tr><td>(Signature of Company Officer)</td><td>(Date)</td></tr>
</table>

Securities Exchange Act of 1934 Exemptive Relief

Indicate the No-Action Letter below Issuer will rely upon to achieve no-action/exemptive relief necessary to operate as a listed ETP of its type:

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

A. Exchange Traded Funds
    - Letter dated November 21, 2005 (Section 11(d) and Extension of Class Relief)
    - Letter dated October 24, 2006 (Class Relief Letter for ETFs)
    - Letter dated April 9, 2007 (Class Relief Letter for Fixed Income ETFs)
    - Letter dated June 27, 2007 (Combination ETFs)
    - Revised Staff Legal Bulletin No. 9 (September 10, 2010)(for Actively Managed ETFs)
    - Letter dated May 9, 2008 or Letter dated June 16, 2011 (regarding Section 11(d) for Actively Managed ETFs)(one but not both may be cited)

B. Exchange Traded Notes
    - Letter dated May 30, 2006 (iPath ETNs)
    - Letter dated July 27, 2006 (iPath ETNs)
    - Letter dated October 12, 2007 (Deutsche Bank AG ETNs)

C. Other Security Types
    - Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
    - Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Bats BZX Exchange.

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by issuers seeking initial listing on the Bats BZX Exchange (collectively, with its affiliates, the "Exchange") or current issuers changing their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, and pay all applicable listing fees when due.
2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.
3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.
4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.
5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.
6. Company authorizes the Exchange to use Company's corporate logos, website address, trade names, and trade/service marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, website address, trade names, and trade/service marks as they may be amended from time to time.
7. Company agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Company's trading symbol, corporate logos, website address, trade names, and trade/service marks in accordance with the terms of this Listing Agreement.
8. Company certifies that, no officer, board member or investment advisor has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

9. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind,

express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

10. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

11. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.
12. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.
13. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.
14. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.
15. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Note: Issuers changing their name must also concurrently submit the *Notification: Change in Company Record.*

Bats BZX Exchange
Company Logo Authorization Form

This form should be completed at the time of application for listing or to update a logo. Please complete this form and submit your logo artwork according to the requirements described on this form.

Submission-Please check appropriate box:

☐ Company logo at time of application

☐ Updated Company logo

Company Name:	Symbol:
Authorized Logo Release Contact Name:	
Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name:	
Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: *www.bats.com*.

In order to publicize Company's listing with the Exchange, Company authorizes the Exchange to use Company's corporate logos, trade names, and trade/service marks in order to convey trading information (quotation transactional reporting) and other information regarding Company in connection with the Exchange. In addition, Company authorizes the Exchange to include Company's logo in other communication materials (video, audio, electronic broadcasts, print promotion and advertising) to further increase awareness of Company among investors.

In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, trade names, and trade/service marks and with any subsequent changes. By signing below, Company indicates that the use granted is indemnified and held harmless from any third party rights and/or claims, without waiver of any legal privileges.

Other than the rights granted here, the Exchange acknowledges that it has no other rights in Company's corporate logos, trade names, and trade/service marks.

AUTHORIZED SIGNATURE	
Signature:	Date:

Bats BZX Exchange
Company Logo Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logo across varied media (with distinct requirements), all logo submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the Company logo are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the logo artwork.

5. No low-resolution flattened artwork or logos in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all logo artwork and materials to:

Bats BZX Exchange
Listing Qualifications Department
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214

Authorization Form may also be faxed to 913-815-7250, and the logo material either zipped (.zip) or stuffed (.sit) and emailed to *list@bats.com* (do not exceed 20MB).

If you have any questions regarding the guidelines or the submission process, please call 913-815-7101 or email *list@bats.com*.

For information regarding the strategic advantages of listing on the Exchange, please call 913-815-7100 or send an email to *listings@bats.com*.

For information regarding the Exchange's listing standards or the application process, please contact 913-815-7101 or send an email to *list@bats.com*.

Bats BZX Exchange
Company Description

This form should be completed at the time of application for listing or to update a company description. Please complete this form and submit your company description.

Please check appropriate box:

☐ Company description at time of application
☐ Updated company description

Bats BZX Exchange
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to BATS Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	



Bats BZX Exchange
Listing Application and Related Forms: Exchange Traded Products-New Series or Fund of a Bats BZX Exchange Listed Issuer

To list an "exchange traded product" or "ETP" on Bats BZX Exchange that is a New Series or Fund of an issuer with securities currently listed on Bats BZX Exchange, a company must complete and submit all materials set forth below on the Listing Checklist to: Bats BZX Exchange, Inc. Attn: Listing Qualifications Department, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 or *list@bats.com*.

LISTING CHECKLIST (due at time of application)
Required Documentation for Approval of Listing:
Completed and Executed Listing Application
Fund Information Spreadsheet (if multiple funds being listed)
Constituent Data Received and Tested Compliant (N/A for actively managed funds)
Board Resolution authorizing listing on Bats BZX Exchange (Secretary's Cert acceptable)
Index Methodology (N/A for actively managed funds)
Certificate of Good Standing dated within last 90 days
Firewall Letter if applicable
Final Effective Registration Statement (N-1A)
Form 8-A
Copy of Press Release 2 business days prior to release if participating in CLP Program (Optional)

Note: All application materials sent to Bats BZX Exchange (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at *list@bats.com*. **Each reference herein to a "Rule" is a Bats BZX Exchange Listing Rule, unless otherwise indicated.**

GENERAL LISTING INFORMATION

GENERAL CORPORATE/TRUST INFORMATION		
Corporation or Trust Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:
State of Incorporation/Date of Incorporation:		
☐ Foreign Private Issuer		
SEC File Number:		

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

SECURITY INFORMATION

Provide the following fund information. ***If more than one fund is being listed, note each fund's information separately on the provided Fund Information Spreadsheet:***	
Name:	
☐ Initial Listing ☐ Listing Transfer Current listing market: ____________ Current ticker symbol: ______ ☐ Other (please specify):	
Description:	
Rule Filing Number (if applicable):	
Proposed Trading Symbol:	
Number of shares per fund:	
Number of units per fund:	
Creation Unit Size:	
Anticipated price per share (valuation price):	
Expected effective date of registration statement:	
Expected date of initial trading:	
Expected closing date of the initial distribution:	
Name of Index:	
Bloomberg Ticker:	
CUSIP: (*CUSIP Service Bureau can be reached at 212-438-6500 or www.cusip.com*)	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

Index or Portfolio Component Data

☐ Check here if the Fund will track an underlying index. If so, for the index or portfolio, provide CUSIP/ISIN/SEDOL and respective weight (sum total must equal 100%) in excel format.

* Exchange may require updated data if submitted more than 15 business days prior to launch

☐ Check here if the Company represents that the Fund will not track an underlying index, therefore index component data is not required.

IOPV

Indicative Optimized Portfolio Value ("IOPV") dissemination is contracted with:

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Fund/Index Provider Representation

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

Daily Fund Calculation Representation

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and Disclosed Portfolio will be made available to all market participants at the same time.

Managed Fund Shares

☐ Check here if the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements, which include all statements and representations made in the associated proposal to list and trade the Funds or Funds under Section 19(b) of the Act pursuant to

Exchange Rule 14.11(i) regarding: (a) the description of the portfolio; (b) limitations on portfolio holdings or reference assets; or (c) the applicability of Exchange rules and surveillance procedures.

<table>
<tr><th colspan="2">AFFIRMATION</th></tr>
<tr><td>I,
(Name of Individual)</td><td>as
(Title)</td></tr>
<tr><td colspan="2">of
(Company Name)</td></tr>
<tr><td colspan="2">hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.</td></tr>
<tr><td>(Signature of Company Officer)</td><td>(Date)</td></tr>
</table>

Securities Exchange Act of 1934 Exemptive Relief

Indicate method by which Issuer will achieve no-action/exemptive relief necessary to operate as a listed Exchange Traded Product of its type:

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

A. Exchange Traded Funds
    - Letter dated November 21, 2005 (Section 11(d) and Extension of Class Relief)
    - Letter dated October 24, 2006 (Class Relief Letter for ETFs)
    - Letter dated April 9, 2007 (Class Relief Letter for Fixed Income ETFs)
    - Letter dated June 27, 2007 (Combination ETFs)
    - Revised Staff Legal Bulletin No. 9 (September 10, 2010)(for Actively Managed ETFs)
    - Letter dated May 9, 2008 or Letter dated June 16, 2011 (regarding Section 11(d) for Actively Managed ETFs)(one but not both may be cited)

B. Exchange Traded Notes
    - Letter dated May 30, 2006 (iPath ETNs)
    - Letter dated July 27, 2006 (iPath ETNs)
    - Letter dated October 12, 2007 (Deutsche Bank AG ETNs)

C. Other Security Types
    - Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
    - Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Bats BZX Exchange.



Bats BZX Exchange
Listing Application and Related Forms

To list a security on Bats BZX Exchange, a company must complete and submit all materials set forth below on the Listing Checklist to: Bats Exchange, Attn: Listing Qualifications Department, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 or list@bats.com.

LISTING CHECKLIST (due at time of application)
Completed and Executed Listing Application
Entry Fee Payment Form and Entry Fee
Signed Letter from Underwriter affirming basic listing standards
Form S-1 Preliminary Prospectus (Red Herring)
Form 8-A
Formation Documents Submitted (Bylaws and Incorporation Documentation)
Board Resolutions Authorizing Issuance and Listing on Exchange
Certificate of Good Standing (Provided by Exchange)

Note: All application materials sent to Bats BZX Exchange (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at list@bats.com or by telephone at 913-815-7101.

**Please refer to the Exchange's website at www.bats.com for additional required information regarding the listing process.*
Each reference herein to a "Rule" is a Bats BZX Exchange Listing Rule, unless otherwise indicated.

PART I - LISTING APPLICATION

COMPANY INFORMATION		
Company Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:
State of Incorporation/Date of Incorporation:		
SEC File Number:		
Standard Industrial Classification (SIC) Code:		
Central Index Key Number (CIK):		

Market Choice:

☐ Tier I

☐ Tier II

PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.		
Name:		
Firm:		
Address:		
Phone:	Fax:	Website:

COMPANY CONTACTS If the primary contact supplied above is someone other than an employee of the Company, please provide a contact at the Company.	
Chief Executive Officer:	Email:
Chief Financial Officer:	Email:
Investor Relations Officer:	Email:
Other:	Email:
Other:	Email:

INDEPENDENT AUDITOR AND INVESTMENT BANKER OR MARKET MAKER CONTACTS Please provide the following information regarding the Company's independent auditor and the investment bankers in the underwriting group or the market makers who will make a market in the Company's securities. Attach an additional sheet if necessary.		
Firm:		
Contact Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Website:
Firm:		
Contact Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Website:
Firm:		
Contact Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Website:
Firm:		
Contact Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Website:

<table>
<tr><td colspan="3">Firm:</td></tr>
<tr><td colspan="3">Contact Name:</td></tr>
<tr><td colspan="3">Address:</td></tr>
<tr><td colspan="3">City, State, Zip:</td></tr>
<tr><td>Phone:</td><td>Fax:</td><td>Website:</td></tr>
<tr><td colspan="3">Firm:</td></tr>
<tr><td colspan="3">Contact Name:</td></tr>
<tr><td colspan="3">Address:</td></tr>
<tr><td colspan="3">City, State, Zip:</td></tr>
<tr><td>Phone:</td><td>Fax:</td><td>Website:</td></tr>
<tr><td colspan="3">Firm:</td></tr>
<tr><td colspan="3">Contact Name:</td></tr>
<tr><td colspan="3">Address:</td></tr>
<tr><td colspan="3">City, State, Zip:</td></tr>
<tr><td>Phone:</td><td>Fax:</td><td>Website:</td></tr>
<tr><td colspan="3">Firm:</td></tr>
<tr><td colspan="3">Contact Name:</td></tr>
<tr><td colspan="3">Address:</td></tr>
<tr><td colspan="3">City, State, Zip:</td></tr>
<tr><td>Phone:</td><td>Fax:</td><td>Website:</td></tr>
</table>

PART II - SECURITY INFORMATION

Description of issue(s) to be listed (include current symbol(s), par or stated value, warrant expiration date and exercise price, ratio for American Depositary Shares to underlying shares, and other relevant information):

Provide three (3) proposed trading symbols in order of preference. All choices must be comprised of one to five alpha characters. If an Exchange symbol has been previously reserved, list only that symbol. Questions regarding symbols should be directed to list@bats.com.		
(1)	(2)	(3)

Please list the CUSIP* number for each issue for which application is being made.	
Issue(s) to be listed:	CUSIP* Number: *CUSIP Service Bureau can be reached at 212-438-6500 or *www.cusip.com.*

Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?
☐ Yes ☐ No

TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.		
Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Email:
Transfer Agent LPA Number:		

For American Depositary Shares (ADS), list the name and address of Depositary Bank:		
Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Email:

If the Company has any class of common stock or other security entitling the holder(s) to differential voting rights, dividend payments, or other preferences provide a complete description of such rights or preferences below:

If there is an existing public market for the issue(s) covered by this application, please identify each security, marketplace and trading symbol.

If the Company or any of its predecessors previously applied to have its securities listed or quoted on any marketplace provide the name of the marketplace, and the date and outcome of the application. In addition, state whether the Company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry. Attach an additional sheet if necessary. ?

If the Company is seeking to list pursuant to or in connection with a merger with an Exchange-listed company provide a brief description of the proposed transaction. Be sure to identify the surviving Company that will list on the Exchange following the proposed transaction. Please also provide the desired symbol. Please note that the new Company may be required to execute new listing application and listing agreement forms. All new officers and directors must be identified in these updated forms. Attach an additional sheet if necessary. ?

TYPE OF LISTING Please complete the applicable section(s) below.		
☐ Initial Public Offering	☐ Reorganization	☐ Distribution
☐ Secondary Offering	☐ Exchange Offer	☐ Spin-Off
☐ Merger	☐ Conversion	☐ Other (please specify): ____________

If distribution or spin-off, please provide parent company name: ____________

Type of offering:

☐ Firm Commitment ☐ Best Efforts – all or none

☐ Best Efforts – minimum/maximum ☐ Other (please specify): ____________

Anticipated number of round lot beneficial shareholders after the offering:	
Anticipated number of beneficial shareholders after the offering:	
Expected effective date of registration statement:	
Expected closing date of offering:	

Will delivery of stock certificates (to the members of the underwriting group for distribution) be within three business days of initial inclusion on the Exchange?

☐ Yes ☐ No

If "no," please note that this will result in a "when-issued" trading market.

Will the stock certificates contain any restrictive legends?

☐ Yes ☐ No

PUBLIC SECURITIES

Please attach confirmation from Transfer Agent, proxy solicitation firm, or other independent source.

Number of round lot beneficial shareholders:	(as of) Date:
Number of beneficial shareholders:	(as of) Date:

Designate appropriate registration category of each issue. A copy of the appropriate document evidencing registration must accompany this application.

☐ Section 12(b) of 1934 Act ☐ Investment Company Act of 1940

☐ Section 12(g) of 1934 Act ☐ Other (please specify): ____________

Has the company filed a Form 10 registration statement, or equivalent document, within the past 12 months for purposes of registering a class of securities under Section 12 of the 1934 Act with the SEC or other regulatory authority?

☐ Yes ☐ No

If "yes," provide copy of filing including comments or appropriate regulatory authority and Company's response thereto.

Date of SEC effectiveness: ____________ Date cleared all SEC comments: ____________

PART III – BOARD MEMBER INFORMATION

<table>
<tr><td colspan="3">Please provide the following information regarding the applicant's board members. Provide each board member's name (first, middle and last). In addition, while not required, it would facilitate our regulatory review process, if you also provide the date of birth for each board member. Attach an additional sheet if necessary.</td></tr>
<tr><td colspan="2">Name:</td><td>Date of Birth:</td></tr>
<tr><td colspan="3">Primary Employer and Position (if applicable):</td></tr>
<tr><td colspan="3">Address:</td></tr>
<tr><td colspan="3">City, State, Zip:</td></tr>
<tr><td>Phone:</td><td>Fax:</td><td>Email:</td></tr>
<tr><td colspan="2">Name:</td><td>Date of Birth:</td></tr>
<tr><td colspan="3">Primary Employer and Position (if applicable):</td></tr>
<tr><td colspan="3">Address:</td></tr>
<tr><td colspan="3">City, State, Zip:</td></tr>
<tr><td>Phone:</td><td>Fax:</td><td>Email:</td></tr>
<tr><td colspan="2">Name:</td><td>Date of Birth:</td></tr>
<tr><td colspan="3">Primary Employer and Position (if applicable):</td></tr>
<tr><td colspan="3">Address:</td></tr>
<tr><td colspan="3">City, State, Zip:</td></tr>
<tr><td>Phone:</td><td>Fax:</td><td>Email:</td></tr>
<tr><td colspan="2">Name:</td><td>Date of Birth:</td></tr>
<tr><td colspan="3">Primary Employer and Position (if applicable):</td></tr>
<tr><td colspan="3">Address:</td></tr>
<tr><td colspan="3">City, State, Zip:</td></tr>
</table>

Phone:	Fax:	Email:
Name:	Date of Birth:	
Primary Employer and Position (if applicable):		
Address:		
City, State, Zip:		
Phone:	Fax:	Email:

BOARD COMPOSITION AND COMMITTEES
☐ Submit a completed Corporate Governance Certification Form, a copy of which is enclosed herewith or can be found on the Exchange's website at *www.bats.com*.
☐ Provide a list of all independent directors, as defined in Rule 14.10(c)(1)(B)
☐ Please list each committee of the applicant's board of directors and indicate each director's board committee participation.

Part IV – EXECUTIVE INFORMATION

Please provide the following information regarding the applicant's contact information and the applicant's executive officers. Your cooperation in notifying the Exchange of any future officer or address changes is requested.	
Company Name:	
Company Address:	
City, State, Zip:	
Main Phone #:	Toll Free #:
Main Fax #:	
Website:	
CHAIRMAN	
Name:	Preferred Salutation:
Title (if different):	Telephone:
Fax:	Email Address:
Mailing Address:	
CHIEF EXECUTIVE OFFICER	
Name:	Preferred Salutation:
Title (if different):	Telephone:
Fax:	Email Address:
Mailing Address:	
CHIEF FINANCIAL OFFICER	
Name:	Preferred Salutation:
Title (if different):	Telephone:
Fax:	Email Address:
Mailing Address:	
CORPORATE SECRETARY	
Name:	Preferred Salutation:
Title (if different):	Telephone:
Fax:	Email Address:
Mailing Address:	

INVESTOR RELATIONS CONTACT	
Name:	Preferred Salutation:
Title (if different):	Telephone:
Fax:	Email Address:
Mailing Address:	

Bats BZX Exchange
Corporate Governance Certification Form

COMPANY INFORMATION	
Company Name:	(the "Company")
Symbol:	

Upon the Company's listing on the Exchange, the Company must comply with the Exchange's requirements relating to Board Composition, Executive Sessions, Audit Committee, Compensation of Officers, Director Nomination Process, Code of Conduct, Quorum, Review of Related Party Transactions and Direct Registration of Company's Securities. By completing this form, you are certifying your Company's compliance with, or exemption from, these requirements.

In addition, the Bats BZX Exchange Rules include certain disclosure and notification requirements relating to the use of exemptions and phase-in schedules that are not outlined in this certification. Each Company is responsible for ensuring compliance with such requirements.

Also note that a Company that is a Smaller Reporting Company[1], Controlled Company[2], or a Foreign Private Issuer[3] may need to submit a new certification if that status changes.

1. **Independent Directors-Rule 14.10(c)(2)(A)**

☐ I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Rule 14.10(c)(2)(A). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certification above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director requirement of Rule 14.10(c)(2)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange

[1] As defined in SEC Rule 12b-2.
[2] A "Controlled Company" is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.
[3] As defined in SEC Rule 3b-4(c)

a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at www.bats.com.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

2. Independent Directors-Rule 14.10(c)(2)(B)

☐ I hereby certify that the Company will have the regularly scheduled meetings at which only independent directors are present ("executive sessions"), as required by Rule 14.10(c)(2)(B). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the executive session requirement of Rule 14.10(c)(2)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.bats.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

3. Audit Committee Charter-Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04

☐ I hereby certify that the Company has adopted a formal written audit committee charter specifying the items enumerated in Rule 14.10(c)(3)(A), and that the audit committee will review and assess the adequacy of the charter on an annual basis. Please provide a copy of the charter and note the date of its adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee charter requirement of Rule 14.10(c)(3)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Index Fund Shares[4] and Managed Fund Shares[5]**: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

4. **Audit Committee Composition-Rule 14.10(c)(3)(B)**

☐ I hereby certify that the Company has, and will continue to have, an audit committee of at least three members, comprised solely of directors each of whom: (a) meets the Exchange's definition of independence contained in Rule 14.10(c)(1)(B); (b) meets the requirements of SEC Rule 10A-3(b)(1); (c) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (d) is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, as required by Rule 14.10(c)(3)(B)(i)(d).

In addition, I hereby certify that the Company has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

LIST MEMBER(S):

If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of all independent directors, except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member[4] of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the audit committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country

---

[4] As defined in Rule 14.11(c).
[5] As defined in Rule 14.11(i).
[4] As defined in Rule 14.10(c)(1)(B).

certifying that the Company's practices are not prohibited by the home country's laws. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee composition requirements of Rule 14.10 (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirements.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Index Fund Shares and Managed Fund Shares**: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

5. **Independent Director Oversight of Executive Officer Compensation-Rule 14.10(c)(4)**

☐ I hereby certify that the Company complies with Rule 14.10(c)(4), which requires independent director involvement in the determination of executive compensation. In addition, in affirmatively determining the independence of any director who will serve on the compensation committee, or who is otherwise permitted to determine the compensation of executive officers of the Company, the board of directors has considered, and will continue to consider, all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of such director, including but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and (ii) whether such director is affiliated with the Company, a subsidiary of the Company, or an affiliate of a subsidiary of the Company.

Check the appropriate box below:

☐ The Company complies with this requirement by having a compensation committee comprised solely of independent directors.

☐ The Company complies with this requirement by submitting such matters for approval or recommendation by a majority of the independent directors in a vote in which only independent directors participate.

☐ **For Smaller Reporting Companies**: Check here if the Company is a Smaller Reporting Company and each director responsible for determining the compensation of executive officers of the Company is independent under Rule 14.10(c)(1)(B).

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the compensation committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is check, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the "Controlled Company" exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled

Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director oversight of executive compensation requirement of Rule 14.10(c)(4) (as well as each other requirement of Rule 14.10 that is does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.bats.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

6. Director Nominations-Rule 14.10(c)(5)(A)

☐ I hereby certify that the Company complies with Rule 14.10(c)(5)(A), which requires independent director oversight of director nominations.

Check the appropriate box below:

☐ The Company complies with this requirement by having a nominations committee comprised solely of independent directors.

☐ The Company complies with this requirement by having director nominees selected or recommended by a majority of its independent directors in a vote in which only independent directors participate.

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the nominations committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the director nominations requirement of Rule 14.10(c)(5)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.bats.com.*

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

7. <u>Nominations Committee Charter or Board Resolution-Rule 14.10(c)(5)(B)</u>

☐ I hereby certify that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws, as required by Rule 14.10(c)(5)(B). Please provide a copy of the charter or board resolution and note the date of adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the nominations committee charter/board resolution requirement of Rule 14.10(c)(5)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.bats.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

8. Code of Conduct-Rule 14.10(d)

☐ I hereby certify that the Company has adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available, as required by Rule 14.10(d), and that such codes satisfy the requirements of Rule 14.10(d). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the code of conduct requirement of Rule 14.10(d) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.bats.com*.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

9. Quorum-Rule 14.10(f)(3)

☐ I hereby certify that the Company's by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 14.10(f)(3). If the Company is currently exempt from this requirement, check the box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the quorum requirement of Rule 14.10(f)(3) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

10. Related Party Transactions-Rule 14.10(h)(1)

☐ I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, in which case the Company must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.bats.com*.

11. DRS Eligibility-Rule 14.7

☐ I hereby certify that the Company's securities are eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the 1934 Act, as required by Rule 14.7. If the Company is currently exempt from this requirement, check the box below:

☐ **For Companies Whose Securities are Book Entry**: Check here if the Company is exempt from this requirement because the Company's securities are book entry only.

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

PART V - ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide the following information in a separate attachment to this application.

Regulatory Proceedings/Litigation

1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten years:

   a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

   c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

2. With respect to current executive officers, directors, and ten (10) percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

   a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

   [Note: With respect to questions 2a and 2b, there is no limit on the time frame covered by the request.]

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Other

1. Provide a list of any and all bridge financings, shelf registrations, Regulation S offerings, or private placements consummated within the past six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

2. Please note that securities of companies listing on the Exchange are required to be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"). To be eligible, an issuer is required to use a transfer agent that meets DTC's insurance and connectivity requirements. Further, the transfer agent must instruct DTC to designate the Company's securities as direct registered eligible securities. In addition, the issuer's governing documents, such as its by-laws, must permit securities that are not represented by certificates. Please note that this rule does not apply to non-equity securities, which are issued in book entry form only.

Please provide a written confirmation from the Company's transfer agent that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or indicate that the security is a non-equity security that is issued in book entry form only.

AFFIRMATION Please sign and date the application.	
I, (Name of Individual)	as (Title)
of (Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
 (Signature of Company Officer)	 (Date)

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by issuers seeking initial listing on the BATS Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers changing their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, and pay all applicable listing fees when due.
2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.
3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.
4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.
5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, and may be amended from time to time.
6. Company authorizes the Exchange to use Company's corporate logos, website address, trade names, and trade/service marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, website address, trade names, and trade/service marks as they may be amended from time to time.
7. Company agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Company's trading symbol, corporate logos, website address, trade names, and trade/service marks.
8. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

9. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

10. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

11. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.
12. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.
13. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.
14. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.
15. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Note: Issuers changing their name are required to submit the *Notification: Change in Company Record and execute a new Listing Agreement.*

Bats BZX Exchange
Entry Fee Payment Form: Initial Submission

All companies submitting applications for the listing of securities on the Exchange are assessed an application fee of $100,000 for Tier 1 and $50,000 for Tier 2. All fees are payable to Bats BZX Exchange.

Payment By Check: All checks must be sent under separate cover to the address provided below. Please complete this form and submit it with your payment.

Company Name:	
Address:	
City, State, Zip:	
Remitter Name (if not the same as the company):	
Check enclosed in the amount of $:	Check No.:

Please mail this form and your payment by courier/overnight to:

Bats Global Markets- BIN #150020
P.O. Box 790051
St. Louis, MO 63179-0051

Payment By Wire: Please use the following instructions and include the specific reference information provided below when transmitting your payment. Submission of this form is not required.

Bats Global Markets
BMO Harris Bank
Routing Number: 071000288
SWIFT Code: HATRUS44
Account Name: BATS Global Markets
Account Number: 1819259 Reference: A1010, Company name, symbol and note that the fees are for initial listing.

***Please see Rule 14.13 for further information regarding applicable listing and annual fees.**

Bats BZX Exchange
Company Logo Authorization Form

This form should be completed at the time of application for listing or to update a logo. Please complete this form and submit your logo artwork according to the requirements described on this form.

Submission-Please check appropriate box:

☐ Company logo at time of application
☐ Updated Company logo

Company Name:	Symbol:
Authorized Logo Release Contact Name:	
Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name:	
Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: *www.bats.com.*

In order to publicize Company's listing with the Exchange, Company authorizes the Exchange to use Company's corporate logos, trade names, and trade/service marks in order to convey trading information (quotation transactional reporting) and other information regarding Company in connection with the Exchange. In addition, Company authorizes the Exchange to include Company's logo in other communication materials (video, audio, electronic broadcasts, print promotion and advertising) to further increase awareness of Company among investors.

In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, trade names, and trade/service marks and with any subsequent changes. By signing below, Company indicates that the use granted is indemnified and held harmless from any third party rights and/or claims, without waiver of any legal privileges.

Other than the rights granted here, the Exchange acknowledges that it has no other rights in Company's corporate logos, trade names, and trade/service marks.

AUTHORIZED SIGNATURE	
Signature:	Date:

Bats BZX Exchange
Company Logo Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logo across varied media (with distinct requirements), all logo submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the Company logo are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the logo artwork.

5. No low-resolution flattened artwork or logos in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all logo artwork and materials to:

Bats BZX Exchange
Listing Qualifications Department
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214

Authorization Form may also be faxed to 913-815-7250, and the logo material either zipped (.zip) or stuffed (.sit) and emailed to *list@bats.com* (do not exceed 20MB).

If you have any questions regarding the guidelines or the submission process, please call 913-815-7101 or email *list@bats.com* .

For information regarding the strategic advantages of listing on the Exchange, please call 913-815-7100 or send an email to *listings@bats.com*.

For information regarding the Exchange's listing standards or the application process, please contact 913-815-7101 or send an email to *list@bats.com*.

ACTION	TIMING
Submit marked copy of any amendments to the registration statement and copies of any and all correspondence with SEC relating to the filing of the registration statement.	Concurrent with SEC or other regulatory authority filing.
Provide notice of anticipated effective date of registration statement.	Notify Listing Qualifications at least three (3) business days prior to the anticipated effective date of the registration statement.
Confirm security addition. Register market makers. Release security for trading.	Upon effectiveness and pricing, notify Bats BZX Exchange.
Provide notice of effectiveness and pricing.	Notify Listing Qualifications.
Submit final registration statement or prospectus (1 copy).	As soon as available.
Provide written notice if over-allotment is exercised.	By closing date of over-allotment.

*ADDRESS:

Bats BZX Exchange Listing Qualifications, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214

By Courier/Overnight: Bats BZX Exchange Listing Qualifications, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214. Provide Company name, symbol, and note that the fees are for initial listing.

Payment by Wire: Please use the following instructions and include the specific reference information provided below when transmitting your payment. Submission of this form is not required.

Bank Name: M&I Marshall & Ilsley Bank
Bank Address: 422 East Mason Street
Bank Address: Milwaukee, WI 53202
ABA Bank Routing: 0750-0005-1
SWIFT Code: MARLUS44
Account Name: Bats BZX Exchange
Account Number: 0044983587
Reference: A1010, Company name, symbol and note that the fees are for initial listing

***Please see Rule 14.13 for further information regarding applicable listing and annual fees.**

ACTION	TIMING
Register market makers. Release security for trading.	Prior to the commencement of trading.

*ADDRESS:

Bats BZX Exchange Listing Qualifications, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214

By Courier/Overnight: Bats BZX Exchange Listing Qualifications, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214. Provide Company name, symbol, and note that the fees are for initial listing.

Payment by Wire: Please use the following instructions and include the specific reference information provided below when transmitting your payment. Submission of this form is not required.

Bank Name: M&I Marshall & Ilsley Bank
Bank Address: 422 East Mason Street
Bank Address: Milwaukee, WI 53202
ABA Bank Routing: 0750-0005-1
SWIFT Code: MARLUS44
Account Name: Bats BZX Exchange
Account Number: 0044983587
Reference: A1010, Company name, symbol and note that the fees are for initial listing

***Please see Rule 14.13 for further information regarding applicable listing and annual fees.**

Bats BZX Exchange
Company Description

This form should be completed at the time of application for listing or to update a company description. Please complete this form and submit your company description.

Please check appropriate box:

☐ Company description at time of application

☐ Updated company description

Bats BZX Exchange
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Bats BZX Exchange, hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	

.03 Supplemental Competitive Liquidity Provider Program for Exchange Traded Products

(a) Overview. The Supplemental Competitive Liquidity Provider Program for Exchange Traded Products ("ETP CLP Program") is a voluntary program designed to promote market quality in certain securities listed on the Exchange. A CLP Company, as defined below, may list an eligible CLP Security, as defined below, on the Exchange, and in addition to the standard listing fee set forth in the fee schedule, a Sponsor, as defined below, may pay a fee (a "CLP Fee") in order for the CLP Company to participate in the ETP CLP Program on behalf of an eligible CLP Security. The CLP Fee will be used for the purpose of incentivizing one or more ETP CLPs, as defined below, to enhance the market quality of the CLP Security. Subject to the conditions set forth in this rule, this incentive (the "CLP Rebate") will be credited from the General Fund of the Exchange to one or more ETP CLPs that make a quality market in the CLP Security pursuant to the ETP CLP Program.

(b) *Definitions.* For purposes of this Rule, the terms set forth below shall have the following meanings:

(1) The term "ETP CLP" means a Member that electronically enters proprietary orders into the systems and facilities of the Exchange and is obligated to maintain a bid or an offer at the NBBO in each assigned CLP Security in round lots consistent with paragraph (i) below.

(2) The term "CLP Company" means the trust or company housing the ETP or, if the ETP is not a series of a trust or company, then the ETP itself. For ETPs housed by CLP Companies that have Sponsors, CLP Fees for CLP Securities will be paid by the Sponsors associated with the CLP Companies.

(3) The term "CLP Security" means an issue of or series of ETP securities issued by a CLP Company that meets all of the requirements to be listed on the Exchange as an ETP.

(4) The term "ETP" includes Portfolio Depository Receipts, Index Fund Shares, Trust Issued Receipts, and Managed Fund Shares, as defined in Rule 14.11(b), 14.11(c), 14.11(f), and 14.11(i), respectively.

(5) The term "Sponsor" means thc registered investment adviser that provides investment management services to a CLP Company or any of such adviser's parents or subsidiaries.

(c) Application and withdrawal of CLP Companies.

(1) Application. An entity wishing to participate in the ETP CLP Program must submit an application in the form prescribed by the Exchange.

(2) Withdrawal.

(A) After a CLP Company, on behalf of a CLP Security, is in the ETP CLP Program for not less than two consecutive quarters, but less than one year, it may voluntarily withdraw from the ETP CLP Program on a quarterly basis. The CLP Company must notify the Exchange in writing not less than one month prior to withdrawing from the ETP CLP Program. Notwithstanding, the Exchange may determine to allow a CLP Company to withdraw from the ETP CLP Program earlier. In making this determination, the Exchange may take into account the volume and price movements in the CLP Security; the liquidity, size quoted, and quality of the market in the CLP Security; and any other relevant factors.

(B) After a CLP Company, on behalf of a CLP Security, is in the ETP CLP Program for one year or more, it may voluntarily withdraw from the ETP CLP Program on a monthly basis. The CLP Company must notify the Exchange in writing not less than one month prior to withdrawing from the ETP CLP Program.

(3) After a CLP Company, on behalf of a CLP Security, is in the ETP CLP Program for one year, the ETP CLP Program and all obligations and requirements of the ETP CLP Program will automatically continue on an annual basis unless: (1) the Exchange terminates the ETP CLP Program by providing not less than one month prior notice of intent to terminate or the pilot ETP CLP Program is not extended or made permanent pursuant to a proposed rule change subject to filing with or approval by the Commission under Section 19(b) of the Exchange Act; (2) the CLP Company withdraws from the ETP CLP Program pursuant to subsection (c)(2) of this rule; or (3) the CLP Company is terminated from the ETP CLP Program pursuant to subsection (n) of this rule.

(d) CLP Company Participation and Fee Liability.

(1) For a CLP Company, on behalf of a CLP Security, to be eligible to participate in the ETP CLP Program, the following conditions must be satisfied:

(A) The Exchange must have accepted the ETP CLP Program application of the CLP Company with respect to a CLP Security, and must have accepted the ETP CLP Program application of at least one ETP CLP in the same CLP Security;

(B) The CLP Security must meet all requirements to be listed on the Exchange as an ETP;

(C) The CLP Security must meet all Exchange requirements for continued listing at all times the CLP Security participates in the ETP CLP Program; and

(D) During such time that a CLP Company lists a CLP Security, the CLP Company must, on a product-specific website for each product, indicate that the product is in the ETP CLP Program and provide a link to the Exchange's ETP CLP Program website.

(2) CLP Fees.

(A) A CLP Company participating in the ETP CLP Program shall incur an annual basic CLP Fee of $5,000 per CLP Security. The basic CLP Fee must be paid to the Exchange prospectively on a quarterly basis.

(B) A CLP Company may also incur an annual supplemental CLP Fee per CLP Security. The basic CLP Fee and supplemental CLP Fee, when combined, may not exceed $100,000 per year. The supplemental CLP Fee is a fee selected by a CLP Company on an annual basis, if at all. The supplemental CLP Fee must be paid to the Exchange prospectively on a quarterly basis.

(i) The amount of the supplemental CLP Fee, if any, will be determined by the CLP Company initially per CLP Security and will remain the same for the period of a year.

(ii) The Exchange will provide notification on its website regarding the amount, if any, of any supplemental CLP Fee determined by a CLP Company per CLP Security.

(C) The CLP Fee is in addition to the standard (non-ETP CLP Program) Exchange listing fee applicable to the CLP Security and does not offset such standard listing fee.

(i) For a CLP Security housed by a CLP Company that has a Sponsor or Sponsors, the CLP Fee with respect to a CLP Security shall be paid by the Sponsor or Sponsors of such CLP Security.

(D) The Exchange will prospectively bill each CLP Company for the quarterly CLP Fee for each CLP Security.

(E) CLP Fees (basic and supplemental) will be credited to the General Fund of the Exchange.

(3) Exchange Traded Products. Any CLP Company, on behalf of a CLP Security, shall be eligible for the ETP CLP Program unless and until such CLP Security has had a CADV of equal to or greater than one million shares for three (3) consecutive calendar months. Any CLP Security initially listed on the Exchange shall be eligible for the ETP CLP Program for the first six months that it is listed on the Exchange, regardless of the ETP's CADV. Notwithstanding the foregoing, an ETP participating in the Competitive Liquidity Provider Program under Exchange Rule 11.8 Interpretation and Policy .02 (the ".02 Program") shall not be eligible for participation in this ETP CLP Program until and unless such ETP is no longer participating in the .02 Program.

(4) A CLP Company that, on behalf of a CLP Security, is approved to participate in the ETP CLP Program shall issue a press release to the public when the CLP Company, on behalf of a CLP Security, commences or ceases participation in the ETP CLP Program. The press release shall be in a form and manner prescribed by the Exchange, and, if practicable, shall be issued at least two days before

commencing or ceasing participation in the ETP CLP Program. The CLP Company shall dedicate space on its website, or, if it does not have a website, on the website of the Sponsor of the CLP Security, that (i) includes any such press releases, and (ii) provides a hyperlink to the dedicated page on the Exchange's website that describes the ETP CLP Program, as described in paragraph (o) below.

(e) *Incentives and Penalties for ETP CLPs.* ETP CLPs are subject to both a daily quoting requirement in order to be eligible to receive financial incentives and a monthly quoting requirement in order to remain qualified as an ETP CLP. Any ETP CLP that meets the daily quoting requirement set forth in paragraph (i) below, will be eligible to receive a CLP Rebate for each day's quoting activity. The details of the financial benefits to ETP CLPs are included in paragraph (m) below. An ETP CLP that does not meet the ETP CLP monthly quoting requirement is subject to the non-regulatory penalty provision described in paragraph (l) below ("Non-Regulatory Penalties").

(f) *Qualifications of an ETP CLP.* To qualify as an ETP CLP, a Member must be a registered Market Maker in good standing with the Exchange consistent with Rules 11.5 through 11.8 and must have:

(1) Adequate technology to support electronic trading through the systems and facilities of the Exchange;

(2) One or more unique identifiers that identify to the Exchange ETP CLP trading activity in assigned CLP Securities. A Member may not use such unique identifiers for trading activity at the Exchange in assigned CLP Securities that is not ETP CLP trading activity, but may use the same unique identifiers for trading activity in securities not assigned to an ETP CLP. If a Member does not identify to the Exchange the unique identifier to be used for ETP CLP trading activity, the Member will not receive credit for such ETP CLP trading;

(3) Adequate trading infrastructure to support ETP CLP trading activity, which includes support staff to maintain operational efficiencies in the ETP CLP Program and adequate administrative staff to manage the Member's participation in the ETP CLP Program;

(4) Quoting and volume performance that demonstrates an ability to meet the ETP CLP quoting requirement in each assigned CLP Security on a daily and monthly basis; and

(5) A disciplinary history that is consistent with just and equitable business practices.

(g) *Application Process.*

(1) To become an ETP CLP, a Member must submit an ETP CLP application form with all supporting documentation to the Exchange.

(2) The Exchange will determine whether an applicant is qualified to become an ETP CLP based on the qualifications described in paragraph (f) above ("Qualifications of an ETP CLP").

(3) After an applicant submits an ETP CLP application to the Exchange, with supporting documentation, the Exchange shall notify the applicant Member of its decision.

(4) If an applicant is approved by the Exchange to receive ETP CLP status, such applicant must establish connectivity with relevant Exchange systems before such applicant will be permitted to trade as an ETP CLP on the Exchange.

(5) In the event an applicant is disapproved by the Exchange, such applicant may seek review under Chapter X of the Exchange's Rules governing adverse action and/or reapply for ETP CLP status at least three (3) calendar months following the month in which the applicant received the disapproval notice from the Exchange.

(h) *Voluntary Withdrawal of ETP CLP Status.* An ETP CLP may withdraw from the status of an ETP CLP by giving written notice to the Exchange. Such withdrawal shall become effective when those CLP Securities assigned to the withdrawing ETP CLP are reassigned to another ETP CLP. After the Exchange receives the notice of withdrawal from the withdrawing ETP CLP, the Exchange will reassign such CLP Securities as soon as practicable but no later than thirty (30) days after the date said notice is received by the Exchange. In the event the reassignment of CLP Securities takes longer than the 30-day period, the withdrawing ETP CLP will have no obligations under this Interpretation and Policy .03 and will not be held responsible for any matters concerning its previously assigned CLP Securities upon termination of this 30-day period.

(i) *ETP CLP Quoting Requirements.*

(1) The Exchange will measure the performance of an ETP CLP in assigned CLP Securities by calculating Size Event Tests ("SETs") between 9:25 a.m. and 4:05 p.m. on every day on which the Exchange is open for business. The Exchange will measure each ETP CLP's quoted size, excluding odd lots, at the NBB and NBO at least once per second to determine SETs. The three ETP CLPs with the greatest aggregate size at the NBB at the time of each SET (a "Bid SET") will be considered to have a winning Bid SET (a "Winning Bid SET"). In the event of a tie, all ETP CLPs with the same aggregate size at the NBB will be considered to have a Winning Bid SET if there are two or less CLPs that have greater aggregate size at the NBB. Of the ETP CLPs with a Winning Bid SET for a particular Bid SET, the ETP CLPs with the greatest aggregate size at the NBB will receive three (3) Bid SET credits ("Bid SET Credits"); the ETP CLPs with the second greatest aggregate size at the NBB will receive two (2) Bid SET Credits; and the ETP CLPs with the third greatest aggregate size at the NBB will receive one (1) Bid SET Credit. Separately, the three ETP CLPs with the greatest aggregate size at the NBO at the time of each SET (an "Offer SET") will be considered to have a winning Offer SET (a "Winning Offer SET"). In the event of a tie, all ETP CLPs with the same aggregate size at the

NBO will be considered to have a Winning Offer SET if there are two or less CLPs that have greater aggregate size at the NBO. Of the ETP CLPs with a Winning Offer SET for a particular Offer SET, the ETP CLPs with the greatest aggregate size at the NBO will receive three (3) Offer SET credits ("Offer SET Credits"); the ETP CLPs with the second greatest aggregate size at the NBO will receive two (2) Offer SET Credits; and the ETP CLPs with the third greatest aggregate size at the NBO will receive on (1) Offer SET Credit.

(A) Daily Quoting Requirement. An ETP CLP must have Winning Bid SETs or Winning Offer SETs equal to at least 10% of the total Bid SETs or total Offer SETs, respectively, on any trading day in order to meet its daily quoting requirement and to be eligible for the CLP Rebate (each such ETP CLP an "Eligible ETP CLP") for a CLP Security, as described in sub-paragraph (m)(1). Eligible ETP CLPs will be ranked according to the number of Bid SET Credits and Offer SET Credits each trading day, and only the Eligible ETP CLP or Eligible ETP CLPs ranked number one and the Eligible ETP CLP or Eligible ETP CLPs ranked number two in each of the Bid SET Credits and Offer SET Credits will receive the CLP Rebate.

(B) Monthly Quoting Requirement. An ETP CLP must be quoting at the NBB or the NBO 10% of the time the Exchange calculates SETs to meet its monthly quoting requirement.

(2) For purposes of calculating whether an ETP CLP is in compliance with its ETP CLP quoting requirements, the ETP CLP must post displayed liquidity in round lots in its assigned CLP Securities at the NBB or the NBO.

(3) An ETP CLP may post non-displayed liquidity; however, such liquidity will not be counted as credit towards the ETP CLP quoting requirements.

(4) The ETP CLP shall not be subject to any minimum or maximum quoting size requirement in assigned CLP Securities apart from the requirement that an order be for at least one round lot; however, the ETP CLP must be quoting, at a minimum, the number of shares in five round lots (usually 500 shares), excluding odd lots, at the NBB or NBO at the time of a SET in order to have a Winning Bid SET or Winning Offer SET, respectively. The ETP CLP quoting requirements will be measured by utilizing the unique identifiers that the Member has identified for ETP CLP trading activity.

(5) In order for an ETP CLP to have a Winning Bid SET during Regular Trading Hours, the ETP CLP must also be quoting at least a displayed round lot offer, excluding odd lots, at a price at or within 1.2% of the ETP CLP's bid at the time of the SET. For an ETP CLP to have a Winning Offer SET during Regular Trading Hours, the ETP CLP must also be quoting at least a displayed round lot bid, excluding odd lots, at a price at or within 1.2% of the ETP CLP's offer at the time of the SET.

(j) *Assignment of CLP Securities.*

(1) The Exchange, in its discretion, will assign to the ETP CLP one or more CLP Securities for ETP CLP trading purposes. The Exchange shall determine the number of CLP Securities assigned to each ETP CLP.

(2) The Exchange, in its discretion, will assign one (1) or more ETP CLPs to each CLP Security subject to the ETP CLP Program, depending upon the trading activity of the CLP Security.

(k) *Entry of Orders by ETP CLPs.* ETP CLPs may only enter orders electronically directly into Exchange systems and facilities designated for this purpose. All ETP CLP orders must only be for the proprietary account of the ETP CLP Member.

(l) *Non-Regulatory Penalties.*

(1) If an ETP CLP fails to meet the ETP CLP quoting requirements set forth in paragraph (i), the following non-regulatory penalties may be imposed by the Exchange:

(A) If, between 9:25 a.m. and 4:05 p.m. on any day on which the Exchange is open for business, an ETP CLP fails to meet its daily quoting requirement as set forth in sub-paragraph (i)(1)(A) above by failing to have at least 10% of the Winning Bid SETs or Winning Offer SETs for that trading day, the ETP CLP will not be eligible to receive a CLP Rebate for that day's quoting activity in that particular assigned CLP Security in accordance with sub-paragraph (m)(1); and

(B) If an ETP CLP fails to meet its monthly quoting requirement as set forth in sub-paragraph (i)(1)(B) above for three (3) consecutive months in any assigned CLP Security, the ETP CLP will be at risk of losing its ETP CLP status, and the Exchange may, in its discretion, take the following non-regulatory actions:

(i) revoke the assignment of the affected CLP Security(ies) and/or one or more additional unaffected CLP Securities; or

(ii) subject to sub-paragraph (l)(2) below, disqualify a Member's status as an ETP CLP.

(2) The Exchange shall determine if and when a Member is disqualified from its status as an ETP CLP. One (1) calendar month prior to any such determination, the Exchange will notify the ETP CLP of such impending disqualification in writing. If the ETP CLP fails to meet the monthly quoting requirements set forth in sub-paragraph (i)(1)(B) above (for a third consecutive month) in a particular CLP Security, the ETP CLP may be disqualified from ETP CLP status. When disqualification determinations are made, the Exchange will provide a disqualification notice to the Member informing such Member that it has been disqualified as an ETP CLP.

(3) In the event a Member is determined to be ineligible for the CLP Rebate pursuant to sub-paragraph (l)(1)(A) or is disqualified from its status as an ETP

CLP pursuant to sub-paragraph (l)(1)(B), such Member may seek review under Chapter X of the Exchange's Rules governing adverse action. Any Member disqualified from its status as an ETP CLP pursuant to sub-paragraph (l)(1)(B)(ii) may re-apply for ETP CLP status in accordance with paragraph (g) ("Application Process") above. Such application process shall occur at least three (3) calendar months following the month in which such Member received its disqualification notice.

(m) *Financial Incentives for ETP CLPs.*

(1) *CLP Rebates.* Eligible ETP CLPs, as defined in sub-paragraph (i)(1)(A) above, shall compete for CLP Rebates based on each day's quoting activity as follows:

Class of Security	Amount of Total Daily CLP Rebate	Allocation of Daily CLP Rebate*
CLP Securities Listed Pursuant to Rule 14.11(b), (c), (f), and (i)	One quarter of total annual CLP Fees for the CLP Security divided by the number of trading days in the current quarter	For CLP Securities in which the CLP Fee is equal to or greater than $40,000 and for which there are three Eligible ETP CLPs, the ETP CLPs with the highest, second highest, and third highest number of Bid Set Credits** will receive 50%, 30%, and 20%, respectively, of half of the daily CLP Rebate for the CLP Security; For all other CLP Securities, ETP CLPs with highest and second highest number of Bid SET Credits will receive 60% and 40%, respectively, of half of the daily CLP Rebate for the CLP Security; For CLP Securities in which the CLP Fee is equal to or greater than $40,000 and for which there are three Eligible ETP CLPs, the ETP CLPs with the highest, second highest, and third highest number of Offer Set Credits will receive 50%, 30%, and 20%, respectively, of half of the daily CLP Rebate for the CLP Security;

5. CLP Quoting Incentives

		For all other CLP Securities, ETP CLPs with highest and second highest number of Offer SET Credits will receive 60% and 40%, respectively, of half of the daily CLP Rebate for the CLP Security.

* In the event only one ETP CLP is eligible for the bid or offer portion of the CLP Rebate, 100% of such rebate will be provided to such ETP CLP. In the event that multiple ETP CLPs have an equal number of Bid SET Credits or Offer SET Credits, the ETP CLP with the highest executed volume in the CLP Security will be awarded the applicable portion of the CLP Rebate. Where no ETP CLPs are eligible for the bid or offer portion of the CLP Rebate, no CLP Rebate will be awarded to any ETP CLP and no refund will be provided to the applicable CLP Company or its Sponsor.

** Size Event Tests, or SETs, are defined in paragraph (i) above.

(n) Termination.

(1) The ETP CLP Program will terminate with respect to a CLP Security under the following circumstances:

(A) A CLP Security sustains a CADV of one million shares or more for three (3) consecutive months, however, any CLP Security initially listed on the Exchange shall be eligible for the ETP CLP Program for the first six months that it is listed on the Exchange, regardless of the CLP Security's CADV;

(B) A CLP Company, on behalf of a CLP Security, withdraws from the ETP CLP Program, is no longer eligible to be in the ETP CLP Program pursuant to this rule, or its Sponsor ceases to make CLP Fee payments to the Exchange;

(C) A CLP Security is delisted or is no longer eligible for the ETP CLP Program;

(D) A CLP Security does not, for two consecutive quarters, have at least one ETP CLP that is eligible for a CLP Rebate.

(2) Termination of a CLP Company, CLP Security, or ETP CLP does not preclude the Exchange from allowing re-entry into the ETP CLP Program where the Exchange deems proper.

(o) The Exchange will provide notification on its website regarding the following:

(1) Acceptance of a CLP Company, on behalf of a CLP Security, and an ETP CLP into the ETP CLP Program;

(2) The total number of CLP Securities that any one CLP Company may have in the ETP CLP Program;

(3) The names of CLP Securities and the ETP CLP(s) in each CLP Security, the dates that a CLP Company, on behalf of a CLP Security, commences participation in and withdraws or is terminated from the ETP CLP Program, and the name of each CLP Company and the associated CLP Securities on behalf of which it is participating in the ETP CLP Program;

(4) A statement about the ETP CLP Program that sets forth a general description of the ETP CLP Program as implemented on a pilot basis and a fair and balanced summation of the potentially positive aspects of the ETP CLP Program (e.g. enhancement of liquidity and market quality in CLP Securities) as well as the potentially negative aspects and risks of the ETP CLP Program (e.g. possible lack of liquidity and negative price impact on CLP Securities that are withdrawn or are terminated from the ETP CLP Program), and indicates how interested parties can get additional information about CLP Securities in the ETP CLP Program; and

(5) The intent of a CLP Company, on behalf of a CLP Security, or ETP CLP to withdraw from the ETP CLP Program, and the date of actual withdrawal or termination from the ETP CLP Program.

(p) The ETP CLP Program will be effective for a pilot period set to expire on April 28, 2016.

(Amended by SR-BATS-2008-005 eff. September 19, 2008; amended by SR-BATS-2009-002 eff. January 15, 2009; amended by SR-BATS-2009-012 eff. May 20, 2009; amended by SR-BATS-2010-025 eff. December 6, 2010; amended by Amendment 1 to SR-BATS-2010-025 eff. December 6, 2010; amended by SR-BATS-2011-016 eff. August 8, 2011; amended by Amendment 1 to SR-BATS-2011-016 eff. August 8, 2011; amended by SR-BATS-2011-051 eff. February 2, 2012; amended by SR-BATS-2012-011 eff. February 8, 2012; amended by SR-BATS-2012-036 eff. August 31, 2012; amended by SR-BATS-2013-005 eff. March 20, 2013; amended by SR-BATS-2013-037 eff. June 20, 2013; amended by SR-BATS-2013-050 eff. September 12, 2013; amended by SR-BATS-2013-057 eff. December 1, 2013; amended by SR-BATS-2014-002 eff. February 3, 2014; amended by SR-BATS-2014-015 eff. April 25, 2014; amended by SR-BATS-2014-022 eff. July 28, 2014; amended by SR-BATS-2014-072 eff. December 17, 2014; amended by SR-BATS-2015-55 eff. July 23, 2015; amended by SR-BATS-2015-96 eff. October 27, 2015; amended by SR-BATS-2015-121 eff. January 28, 2016; amended by SR-BATS-2016-12 eff. January 28, 2016).

Filed but not yet operative change to Rule 11.9, as amended by SR-BATS-2016-18, is set forth below. New text is underlined; deletions are bracketed. This change will become operative on March 11, 2016.

5. CLP Quoting Incentives

4. Listing Fee Summary

Rule 14.13 Company Listing Fees

(a) Preamble to Company Listing Fees

This section sets forth the required fees for Companies both seeking listing and currently listed on the Exchange. With certain exceptions, Companies seeking to list on the Exchange must pay a non-refundable application fee, and an entry fee. Listed Companies are also required to pay annual fees. Please note that the fees related to written interpretations of the Exchange listing rules can be found in Rule 14.10(b).

(b) Fees Applicable to Listings

(1) Entry Fee

(A) *Tier I Securities:* A Company that submits an application to list any class of its securities (not otherwise identified in this Rule) on the Exchange as a Tier I security, shall pay to the Exchange a fee of $100,000. This fee will be assessed on the date of listing on the Exchange, except for $25,000 which represents a non-refundable application fee, and which must be submitted with the Company's application.

(B) *Tier II Securities:* A Company that submits an application to list any class of its securities (not otherwise identified in this Rule) on the Exchange as a Tier II security, shall pay to the Exchange a fee of $50,000. This fee will be assessed on the date of listing on the Exchange, except for $25,000 which represents a non-refundable application fee, and which must be submitted with the Company's application.

(C) *Exchange Traded Products:* A Company that submits an application to list any exchange traded product ("ETP"), which term includes all securities set forth in Rule 14.11, shall not be required to pay any application fee to the Exchange.

(D) The Exchange Board of Directors or its designee may, in its discretion, defer or waive all or any part of the entry fee prescribed herein.

(E) If the application is withdrawn or is not approved, the entry fee (less the non-refundable application fee) shall be refunded.

(F) The fees described in this Rule 14.13(b)(1) shall not be applicable with respect to any securities that:

(i) are listed on another national securities exchange but not listed on the Exchange, if the issuer of such securities transfers their listing exclusively to the Exchange;

(ii) are listed on another national securities exchange and the Exchange, if the issuer of such securities ceases to maintain their listing on the other exchange and the securities instead are designated as national market system securities under Rule 14.3(d); or

(iii) are listed on another national securities exchange but not listed on the Exchange, if the issuer of such securities is acquired by an unlisted company and, in connection with the acquisition, the unlisted company lists exclusively on the Exchange.

(G) The fees described in this Rule 14.13(b)(1) shall not be applicable to a Company:

(i) whose securities are listed on another national securities exchange and designated as national market securities pursuant to the plan governing such securities at the time such securities are approved for listing on the Exchange; and

(ii) that maintains such listing and designation after it lists such securities on the Exchange.

(2) Annual Fee

(A) *Tier I Securities:* The issuer of each class of securities (not otherwise identified in this Rule) that is a domestic or foreign issue listed on the Exchange as a Tier I security shall pay to the Exchange an annual fee of $35,000.

(B) *Tier II Securities:* The issuer of each class of securities (not otherwise identified in this Rule) that is a domestic or foreign issue listed on the Exchange as a Tier II security shall pay to the Exchange an annual fee of $20,000.

(C) *Exchange Traded Products:* The issuer of each class of securities (not otherwise identified in this Rule) that is a domestic or foreign issue listed on the Exchange as an ETP shall pay no annual listing fee to the Exchange and will be eligible to receive payments from the Exchange on a quarterly basis based on the consolidated average daily volume ("CADV") of the ETP for each trading day of the preceding calendar quarter that the ETP was listed on the Exchange, as follows:

CADV Range	Annualized Payment
1,000,000 – 3,000,000 shares	$3,000
3,000,001 – 5,000,000 shares	$10,000
5,000,001 – 10,000,000 shares	$50,000
10,000,001 – 20,000,000 shares	$100,000

20,000,001 – 35,000,000 shares	$250,000
Greater than 35,000,000 shares	$400,000

(D) The Exchange Board of Directors or its designee may, in its discretion, defer or waive all or any part of the annual fee prescribed herein.

(E) If a class of securities is removed from the Exchange that portion of the annual fees for such class of securities attributable to the months following the date of removal shall not be refunded.

(F) In lieu of the fees described in Rules 14.13(b)(2)(A) and (B), the annual fee shall be $15,000 for each Company:

(i) whose securities are listed on another national securities exchange and designated as national market system securities pursuant to the plan governing such securities at the time such securities are approved for listing on the Exchange; and

(ii) that maintains such listing and designation after it lists such securities on the Exchange. Such annual fee shall be assessed on the first anniversary of the Company's listing on the Exchange.

(G) The fees described in this Rule 14.13(b)(2), except for pricing applicable to ETPs as set forth in sub-paragraph (C) above, shall not be applicable with respect to any securities that have had a consolidated average daily volume equal to or greater than 2 million shares per day for the immediately preceding two (2) calendar months.

(H) Unless otherwise specified, the Exchange will assess all annual fees set forth in this Rule 14.13(b)(2) upon initial listing and on each anniversary of the security's listing on the Exchange.

(Amended by SR-BATS-2011-018 eff. August 30, 2011;. amended by SR-BATS-2012-010 eff. February 8, 2012; amended by SR-BATS-2014-024 eff. June 4, 2014; amended by SR-BATS-2014-050 eff. October 16, 2014; amended by SR-BATS-2015-06 eff. January 22, 2015; amended by SR-BATS-2015-39 eff. May 22, 2015; amended by SR-BATS-2015-80 eff. September 30, 2015).

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. Officers shall be appointed by the Board on an annual basis. These individuals will serve in these positions until their successors are appointed in accordance with the Certificate of Incorporation and Bylaws. Officers of the Exchange will serve at the pleasure of the Board of Directors.

Officers

Name:	Title:	Appointment Date:	Termination/ Change Position Date:	Anticipated re-appointment:
Chris Concannon	President	02/10/15		February, 2017
Chris Concannon	Chief Executive Officer	03/31/15		February, 2017
Chris Isaacson	Executive Vice President, Global Chief Information Officer	02/10/15		February, 2017
Bryan Harkins	Executive Vice President, Head of U.S. Markets	02/10/15		February, 2017

Tami Schademann	Executive Vice President, Chief Regulatory Officer	02/10/15		February, 2017
Eric Swanson	Executive Vice President, General Counsel, Secretary	02/10/15		February, 2017
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/10/15		February, 2017
Charles Randy Williams	Senior Vice President, Global Investor Relations & Communications	02/10/15		February, 2017
Tony Barchetto	Executive Vice President, Head of Corporate Development	05/03/16	05/03/16	February, 2017
Bryan Christian	Senior Vice President, Head of U.S. Sales	02/10/15		February, 2017
Eric Crampton	Senior Vice President Global Head of Software Engineering	05/12/15		February, 2017
Laura Morrison	Senior Vice President, Global Head of Exchange Products	05/12/15		February, 2017
Anders Franzon	Senior Vice President, Associate General Counsel	11/02/15		February, 2017
Troy Yeazel	Senior Vice President, Operations	11/02/15		February, 2017
Jeff Connell	Senior Vice President, Market Oversight	11/02/15		February, 2017
Derick Shupe	Vice President, Controller	02/10/15		February, 2017
Greg Steinberg	Vice President, Assistant Secretary & Associate General Counsel	02/10/15		February, 2017

Aaron Weissenfluh	Vice President, Chief Information Security Officer	02/10/15		February, 2017
Rodney Burt	Vice President, Infrastructure	02/10/15		February, 2017
Kevin Carrai	Vice President, Connectivity, Data & Member Services	02/10/15		February, 2017
Stacie Fleming	Vice President, Communication	02/10/15		February, 2017
Kapil Rathi	Vice President, Options Business Development	05/12/15		February, 2017
Thad Prososki	Vice President, Human Resources	05/12/15		February, 2017
Brett Johnson	Vice President, Software Engineering	09/09/15		February, 2017

Former Officers

Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Joe Ratterman	President	2/12/13	1/31/14
	President	07/21/14	02/10/15
Joe Ratterman	Chief Executive Officer	02/10/15	03/31/15
Chris Isaacson	Chief Operating Officer	2/12/13	1/31/14
Ken Conklin	Senior Vice President, Business Development and Marketing	2/11/14	4/30/14
William O'Brien	President	1/31/14	7/21/14
Phillip Ratterman	Vice President, Core Software Engineer	2/10/14	2/10/15
Jim Gorman	Vice President, Communications	2/10/14	2/10/15

Jeromee Johnson	Vice President, Options Market Development	02/10/15	6/30/15
Joe Bracco	Senior Vice President, Head of Institutional and Strategic Relations	02/10/15	10/30/15

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve staggered, three-year terms. The current directors of the Exchange are the persons listed below:

Directors				
Name	Classification(s)	Appointment Date:	Termination Date:	Class (Anticipated Expiration)[1]
Chris Concannon (Chairman)	CEO/Industry	03/31/15		N/A
Christopher Isaacson	Industry	10/26/15		Class III (Fall 2017)
David Roscoe	Non-Industry/Independent	10/13/10		Class III (Fall 2017)
Sandy Kemper	Non-Industry/Independent	10/26/15		Class I (Fall 2018)
Scott Wagner	Non-Industry/Independent	10/13/10		Class II (Fall 2016)

[1] Pursuant to the Exchange's Bylaws, directors in Class I will serve until the second annual election, directors in Class II will serve until the third annual election and directors in Class III will serve until the third annual election. The annual election is likely to occur each year in the Fall, though a date certain is not required under the Exchange's Bylaws. New directors elected from each Class will serve three-year terms.

Jill Sommers	Non-Industry/Non-Independent	10/26/15		Class I (Fall 2018)
Matt Billings	Member Representative Director/Industry	02/13/15		Class II (Fall 2016)
Joseph Mecane	Member Representative Director/Industry	10/27/15		Class I (Fall 2018)

Former Directors

Name:	Title:	Appointment Date:	Termination/Change Position Date:	
Chris Concannon	Member Representative/Industry	03/12/12	11/04/14	N/A
Joe Ratterman	Chairman/Industry	10/20/08	03/31/15	N/A
Harry Temkin	Non-Industry/Independent	10/17/14	07/20/15	Class III (Fall 2017)
James Selway	Member Representative/Industry	10/26/15	10/26/15	Class I (Fall 2015)
Brett Redfearn	Industry	10/17/14	05/03/16	Class III (Fall 2017)
Peter Wallison	Non-Industry/Independent	10/17/14	05/03/16	Class III (Fall 2017)
Adam Nunes	Member Representative Director/Industry	10/17/14	05/03/16	Class III (Fall 2017)

3. Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, an Executive Committee, and such other committees as may be from time to time established by the Board. The Chairman, with the approval of the Board, shall appoint persons to sit on the standing committees of the Board, consistent with the Exchange's Bylaws. The Nominating Committee and Member Nominating Committee are not committees of the Board.

Compensation Committee

Name	Classification(s)
Sandy Kemper (Chairman)	Non-Industry/Independent
Scott Wagner	Non-Industry/Independent
Jill Sommers	Non-Industry/Non-Independent

Audit Committee

Name	Classification(s)
Jill Sommers (Chairman)	Non-Industry/Non-Independent
David Roscoe	Non-Industry/Independent
Matt Billings	Member Representative Director/Industry

Regulatory Oversight Committee

Name	Classification(s)
Scott Wagner (Chairman)	Non-Industry/Independent
Sandy Kemper	Non-Industry/Independent
David Roscoe	Non-Industry/Independent

Appeals Committee

Name	Classification(s)
Matt Billings (Chairman)	Member Representative Director/Industry
Scott Wagner	Non-Industry/Independent
Joseph Mecane	Member Representative Director/Industry

Nominating Committee

Name	Classification(s)
Benjamin Gould	Non-Industry
Alex Sadowski	Industry

Member Nominating Committee

Name	Classification(s)
Bailey Korell	Member Representative/Industry
Cameron Smith	Member Representative/Industry

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Bats BZX Exchange, Inc. is wholly-owned by BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.) ((“BATS Global Markets Holdings”)). BATS Global Markets Holdings is the sole stockholder of BATS Exchange, and acquired its interest in the Exchange on August 18, 2008. BATS Global Markets Holdings is wholly-owned by BATS Global Markets, Inc. (f/k/a BATS Global Markets Holdings, Inc.) (“BATS Global Markets”). BATS Global Markets is the sole stockholder of BATS Global Markets Holdings, and acquired its interest in BATS Global Markets Holdings on January 31, 2014. BATS Global Markets exercises “control” over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Abel/Noser Corp.	8/18/2008	9/1/2010	NA	NA	Member	One Battery Park Plaza 6th Floor New York, NY 10004	646-432-4040	Agency
ABN AMRO Clearing Chicago, LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	Member	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8643	Market Maker
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	Member	12 Broad Street Redbank, NJ 07701	732-204-8999	Proprietary
Agency Desk, LLC	7/1/2009	NA	NA	NA	Member	515 Madison Avenue 22nd Floor New York, NY 10022	212-935-9835	Market Maker
Akuna Securities, LLC	9/15/2015	NA	NA	NA	Member	36 S. Wabash, Suite 130 Chicago, IL 60603	312-994-4640	Market Maker
Albert Fried & Company, LLC	8/18/2008	4/15/2011	5/18/2010	5/18/2010	Member	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Agency
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	Member	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Alternet Securities, Inc.	NA	NA	5/25/2010	5/25/2010	Member	380 Madison Ave 4th Floor New York, NY 10017	212-444-6176	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	Member	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Clearing Firm
Archipelago Securities, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	100 South Wacker Drive Suite 1800 Chicago, IL 60606	312-442-7046	Exchange
Arxis Securities, LLC	12/22/2014	NA	NA	NA	Member	527 Madison Avenue 18th Floor New York, NY 10022	646-565-3302	Proprietary
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	Sponsored Participant	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary
ATM Execution LLC	3/15/2012	3/15/2012	3/21/2012	3/21/2012	Member	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Market Maker
Auerbach Grayson and Company, LLC	NA	NA	12/15/2015	NA	Member	254 45th Street Suite 16 New York, NY 10036	212-453-3553	Arbitrage/Riskless
Automated Trading Desk Financial Services, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Proprietary
Barclays Capital, Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	745 7th Avenue New York, NY 10019	212-412-2125	Institutional
Bats Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of the Bats Exchanges
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	Member	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Bayes Capital, LLC	1/15/2015	1/30/2015	1/30/2015	1/30/2015	Member	54 Jefferson Avenue Westwood, NJ 07675	201-660-7188	Agency
Belvedere Trading, LLC	11/1/2011	3/1/2012	11/29/2011	NA	Member	10 South Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Proprietary
Benjamin & Jerold Brokerage I, LLC	10/1/2009	NA	NA	NA	Member	80 Broad Street 5th Floor New York, NY 10005	646-201-5024	Agency
BGC Financial, LP	8/17/2009	NA	NA	NA	Member	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7412	Agency
Blaylock Beal Van, LLC	5/3/2010	NA	NA	NA	Member	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Agency
Bloomberg Tradebook, LLC	10/23/2008	10/4/2010	5/14/2010	5/14/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Agency
Blue Fire Capital, LLC	8/18/2008	10/8/2010	5/25/2010	5/27/2010	Member	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Proprietary
Bluefin Trading, LLC	8/3/2009	6/1/2015	9/27/2013	8/13/2013	Member	3 Park Avenue 37th Floor New York, NY 10016	914-227-9555	Agency
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	Member	3 Times Square New York, NY 10036	212-885-4045	Agency
BMT Trading, LLC	2/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
BNP Paribas Prime Brokerage, Inc.	12/3/2012	12/3/2012	NA	NA	Member	787 7th Avenue New York, NY 10019	917-472-4991	Clearing Firm
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	787 7th Avenue New York, NY 10019	212-841-3676	Proprietary
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	Member	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Market Maker
Bulltick, LLC	1/15/2009	NA	NA	NA	Member	701 Brickell Avenue Suite 2550 Miami, FL 33131	212-616-2604	Agency
C&C Trading, LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	Member	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Proprietary
Canaccord Genuity, Inc.	10/1/2013	10/1/2013	6/10/2010	6/10/2010	Member	350 Madison Avenue New York, NY 10017	212-389-8156	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	Member	110 East 59th Street 4th Floor New York, NY 10022	212-829-5226	Institutional / Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	Member	1601 Elm Street Suite 3900 Dallas, TX 75201	214-978-4767	Agency
CastleOak Securities, LP	NA	NA	5/14/2010	5/14/2010	Member	110 E. 59th Street 2nd Floor New York, NY 10022	212-829-4776	Agency
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	Member	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Market Maker
Chimera Securities, LLC	6/2/2014	6/2/2014	6/25/2014	6/25/2014	Member	225 Park Avenue South 17th Floor New York, NY 10003	646-597-6146	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	Member	425 Lexington Avenue New York, NY 10017	212-667-7030	Proprietary
Citadel Securities, LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	Member	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	Member	390-388 Greenwich Street New York, NY 10013	212-723-7700	Full Service
CJS Securities, Inc.	7/15/2009	3/15/2011	NA	NA	Member	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Agency
Clarksons Platou Securities, Inc.	NA	NA	1/15/2015	NA	Member	410 Park Avenue Suite 710 New York, NY 10022	212-317-7099	Public Customer Business
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	Member	17 State Street 38h Floor New York, NY 10004	212-531-8532	Public Customer Business
CLSA Americas, LLC	NA	NA	5/21/2013	5/21/2013	Member	1301 Avenue of the Americas New York, NY 10019	212-408-5719	Agency
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	Sponsored Participant	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading, LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	Member	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Proprietary
Compass Professional Services, LLC	6/15/2011	NA	NA	10/1/2015	Member	111 W. Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5010	Proprietary
ConvergEx Execution Solutions, LLC	10/15/2008	9/1/2010	5/25/2010	5/27/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Full Service
COR Clearing, LLC	10/15/2009	NA	NA	NA	Member	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6164	Clearing Firm
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	Member	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Market Maker
Cowen Prime Services, LLC	3/15/2011	3/15/2011	NA	NA	Member	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Agency
Credit Suisse Securities (USA), LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	Member	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Full Service
Critical Trading, LLC	7/1/2014	NA	NA	NA	Member	120 West 45th Street Suite 120 New York, NY 10036	646-918-0529	Firm Proprietary Trading/Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	10/16/2015	Member	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker
Cuttone & Co., Inc.	NA	NA	5/25/2010	5/27/2010	Member	111 Broadway 10th Floor New York, NY 10006	646-943-5451	Market Maker
DART Executions, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Proprietary
Dash Financial, LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	Member	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Market Maker
Deutsche Bank Securities, Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	Member	60 Wall Street New York, NY 10005	212-250-7635	Full Service
Diffusion Markets, LLC	3/15/2016	NA	NA	NA	Member	1166 Avenue of the Americas New York, NY 10036	212-478-0140	Proprietary / Market Maker
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	Member	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Proprietary / Market Maker
E*TRADE Securities, LLC	NA	NA	NA	6/10/2010	Member	1271 Avenue of the Americas 14th Street New York, NY 10020	703-236-8656	Agency
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	Member	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Market Maker
Essex Radez, LLC	2/17/2009	10/1/2010	5/10/2010	5/14/2010	Member	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Service Bureau
First Clearing, LLC	8/18/2008	NA	NA	NA	Member	One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MD 63103	314-875-4843	Full Service
FIS Brokerage & Securities Services, LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	Member	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Agency
Flow Traders US, LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	Member	1095 Avenue of the Americas 24th Floor, Suite 8 New York, NY 10036	917-210-5020	Hedge Fund
Flow Traders US Institutional Trading, LLC	NA	NA	6/1/2016	NA	Member	1140 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5020	Riskless Principal
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	Member	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Market Maker
G2 Trading, LLC	6/1/2016	NA	NA	NA	Member	325 South Sangamon Street Chicago, IL 60607	404-697-9915	Firm Proprietary Trading Options Market Making

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
GDK, Inc.	6/1/2010	1/3/2011	NA	NA	Member	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Proprietary
Gelber Securities, LLC	5/1/2015	NA	NA	NA	Member	350 N. Orleans Street 7th FLOOR Chicago, IL 60654	312-408-4354	Firm Proprietary Trading
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312- 435-4167	Institutional
Global HFT Management, LLC	10/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
Global Liquidity Partners, LLC	4/21/2011	5/15/2012	NA	NA	Sponsored Participant	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Agency
Goldman Sachs & Co.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-4587	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	10/1/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-7519	Full Service
Gordon Haskett Capital Corporation	NA	NA	NA	5/2/2016	Member	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-1787	Agency
Great Point Capital, LLC	2/2/2015	2/2/2015	2/2/2015	2/2/2015	Member	175 W. Jackson Blvd. Suite 1450 Chicago, IL 60604	312-356-4668	Agency
Green Street Trading, LLC	11/1/2011	NA	NA	NA	Member	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Agency
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	Member	440 S. LaSalle Sute 3232 Chicago, IL 60605	312-347-8864	Options Market Maker
GSN North America, Inc.	8/18/2008	NA	NA	NA	Member	520 Madison Avenue New York, NY 10022	212-659-6292	Agency
GTS Securities, LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	Member	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Proprietary
Hainey Investments Limited	6/16/2014	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary
HAP Trading, LLC	10/1/2009	11/15/2010		6/2/2010	Member	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	NA	5/25/2010	5/27/2010	Member	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Proprietary
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	Sponsored Participant	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary
Hilltop Securities, Inc.	10/23/2008	9/1/2010	NA	5/21/2013	Member	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Clearing Firm
HRT Financial, LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	Member	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Proprietary
ICAP Corporates, LLC	NA	NA	3/28/2013	NA	Member	Harborside Financial Center 1100 Plaza 5, 12th Floor Jersey City, NJ 07311	212-341-9950	Agency
IEX Services, LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	Member	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	ATS
IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Proprietary
Imperial Capital, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	310-246-3674	Market Maker
Industrial and Commercial Bank of China Financial Services, LLC	5/15/2014	5/15/2014	NA	NA	Member	1633 Broadway New York, NY 10019	212-300-8520	Clearing Services
Instinet, LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	Member	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Agency
Interactive Brokers, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Full Service
International Correspondent Trading, Inc.	8/18/2008	NA	NA	NA	Member	525 Washington Boulevard Suite 2401 Jersey City, NJ 07310	201-222-9300	Agency
ISTRA, LLC	12/15/2011	12/15/2011	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary
ITG Derivatives, LLC	8/18/2008	11/15/2010	NA	11/12/2015	Member	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Market Maker
ITG, Inc.	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Agency
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	Member	One New York Plaza New York, NY 10004	212-651-6060	Agency / Proprietary
Jane Street Options, LLC	4/15/2016	NA	NA	NA	Member	One New York Plaza New York, NY 10004	2112-651-6020	Proprietary / Market Maker
Jane Street Options, LLC	1/3/2012	NA	NA	NA	Sponsored Participant	One New York Plaza New York, NY 10004	212-651-6969	Proprietary
Jefferies Execution Services, Inc.	8/26/2008	9/1/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	646-805-5415	Full Service
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Jefferies, LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	212-323-3987	Full Service
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	Member	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Agency
JP Morgan Clearing Corp.	10/23/2008	9/15/2010	NA	10/6/2015	Member	383 Madison Avenue New York, NY 10179	212-272-6655	Full Service
JP Morgan Securities, LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	Member	383 Madison Avenue New York, NY 10179	212-622-5504	Full Service
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	Sponsored Participant	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Proprietary
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Proprietary
Just2Trade, Inc.	8/15/2013	8/15/2013	8/15/2014	8/15/2014	Member	17 State Street 7th Floor New York, NY 10004	646-346-1000	Retail
KCG Americas, LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	Member	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	Member	787 7th Avenue New York, NY 10019	212-887-8965	Agency
Kershner Securities, LLC	2/12/2009	11/1/2010	NA	NA	Member	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Proprietary
Lampert Capital Markets, Inc.	2/18/2014	2/18/2014	2/26/2014	2/26/2014	Member	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Introducing Broker
Lampost Capital, LC	NA	NA	NA	3/15/2016	Member	7777 W. Glades Road Suite 213 Boca Raton, FL 33434	(561) 883-0454	Proprietary and Public Customer Business
Latour Trading, LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	Member	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Proprietary
Leerink Partners, LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Agency
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Agency
Lightspeed Trading, LLC	8/18/2008	11/15/2010	5/19/2010	5/19/2010	Member	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Proprietary
Lime Brokerage, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Agency
Liquidnet, Inc.	9/1/2009	9/15/2010	NA	NA	Member	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Institutional
Macquarie Capital (USA), Inc.	12/1/2009	NA	5/26/2010	5/27/2010	Member	125 West 55th Street Level 22 New York, NY 10019	212-231-2501	Agency
Marathon Trading Group, LLC	2/13/2015	NA	NA	NA	Member	100 Matsonford Road Building 3, Suite 240 Wayne, PA 19087	610-254-4890	Options Market Maker
Match-Point Securities, LLC	NA	NA	NA	11/16/2015	Member	303 East 57th Street, 26L New York, NY 10022	917-359-5734	Public Customer Business
Merrill Lynch Pierce Fenner & Smith, Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	Member	One Bryant Park New York, NY 10036	212-449-6090	Full Service
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	Member	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Clearing Firm
Mizuho Securities USA, Inc.	6/1/2010	1/3/2011	NA	NA	Member	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Agency
MKM Partners, LLC	8/3/2009	NA	5/14/2010	5/14/2010	Member	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-987-4005	Agency
Monadnock Capital Management, LP	5/15/2009	NA	5/26/2010	5/27/2010	Member	1845 Walnut Street Suite 940 Philadelphia, PA 19103	215-405-7280	Proprietary / Market Maker
Moors & Cabot, Inc.	NA	4/2/2012	NA	NA	Member	111 Devonshire Street Boston, MA 02109	617-314-0295	Agency
Morgan Stanley & Co., LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	1585 Broadway New York, NY 10036	212-761-9324	Full Service
NASDAQ Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Exchange
National Financial Services, LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	Member	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Retail / Agency
National Securities Corporation	7/1/2009	NA	NA	NA	Member	1001 Fourth Avenue Suite 3750 Seattle, WA 98154	212-417-3636	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	Member	445 Park Avenue New York, NY 10022	212-371-8411	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	Member	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Institutional
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Market Maker
Northland Securities, Inc.	12/15/2010	12/15/2010	NA	NA	Member	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Proprietary
OBD Securities, LLC	9/1/2011	NA	NA	2/9/2012	Member	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	Member	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Proprietary
optionsXpress, Inc.	6/15/2010	NA	NA	NA	Member	311 West Monroe Suite 1000 Chicago, IL 60606	312-630-3300	Retail
Optiver US, LLC	6/15/2009	NA	NA	NA	Member	130 East Randolph Street 13th Floor Chicago, IL 60601	312-821-9263	Proprietary / Market Maker
OTA, LLC	8/18/2008	10/7/2010	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4071	Institutional
OTR Global Trading, LLC	12/15/2008	NA	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4099	Institutional
PDQ ATS, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	Member	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	ATS
PEAK6 Capital Management, LLC	8/1/2014	NA	NA	2/1/2016	Member	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2357	Proprietary Trading
PEAK6 Capital Management, LLC	11/3/2008	7/15/2011	NA	NA	Sponsored Participant	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2401	Market Maker
Penserra Securities, LLC	8/18/2008	10/6/2010	NA	NA	Member	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Agency
Pershing, LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	Member	One Pershing Place Jersey City, NJ 07399	201-413-2826	Agency
Pico Quantitative Trading, LLC	NA	NA	6/10/2010	6/10/2010	Member	120 Wall Street 16th Floor New York, NY 10005	917-714-5376	Agency
Pictet Overseas, Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	Member	1000 de la Gauchetiere Ouest Suite 3100 Montreal, Quebec H3B 3W5	514-350-6263	Agency
Piper Jaffray & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	Member	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	Member	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Proprietary / Market Maker
Princeton Alpha Management, LP	12/1/2015	12/1/2015	12/1/2015	12/1/2015	Sponsored Participant	61 Princeton Hightstown Rd West Windsor, NJ 08550	609-269-9212	Agency
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	Member	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-896-2844	Proprietary Trading
Quantex Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	Member	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Clearing Firm
Quantlab Securities, LP	8/18/2008	11/1/2010	5/26/2010	5/27/2010	Member	4200 Montrosa Boulevard Suite 200 Houston, TX 77006	713-333-3704	Proprietary
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	Member	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Market Maker
RGM Securities, LLC	8/3/2009	10/1/2010	5/26/2010	5/27/2010	Member	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Proprietary
River Cross Securities, LLLP	5/1/2009	10/5/2010	6/10/2010	NA	Member	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	ATS
RJL Capital Group, LLC	5/15/2012	NA	NA	NA	Member	2 Teleport Drive Suite 107 Staten Island, NY 10311	718-303-6000	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	1/3/2011	NA	NA	Member	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Market Maker
Ronin Capital, LLC	NA	NA	NA	6/8/2012	Member	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Market Maker
Ronin Capital, LLC	8/17/2009	11/15/2010	NA	NA	Sponsored Participant	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	Member	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	Member	888 San Clemente Suite 150 Newport Beach, CA 92660	949-720-5708	Market Maker
RW Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	Member	4521 Fifth Avenue New York, NY 10018	212-832-6254	Agency
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities, LLC	NA	NA	5/26/2010	5/27/2010	Member	546 Fifth Avenue New York, NY 10036	212-704-5524	Market Maker
SageTrader, LLC	3/1/2016	NA	NA	6/1/2016	Member	One Embarcadero Center Suite 1150 San Francisco, CA 94111	646-663-1084	Public Customer Business
Sanford C. Bemstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	Member	1345 Ave of the Americas New York, NY 10105	212-823-2896	Agency
Santander Investment Securities, Inc.	4/15/2009	1/3/2011	NA	NA	Member	45 East 53rd Street New York, NY 10022	212-350-3659	Institutional
Scotia Capital (USA), Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Institutional

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Scottrade, Inc.	6/1/2010	11/15/2010	5/26/2010	5/27/2010	Member	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Retail
Seven Points Capital, LLC	8/18/2008	12/15/2010	5/14/2010	NA	Member	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Agency
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	Member	245 Park Avenue New York, NY 10167	212-278-5232	Proprietary
Silver Fern Investments, LLC	8/20/2015	8/20/2015	8/20/2015	8/20/2015	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary
Simplex Trading, LLC	3/16/2015	NA	NA	NA	Member	230 S. LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Proprietary
Spot Trading, LLC	6/1/2012	NA	1/25/2013	1/25/2013	Member	440 South Lasalle Suite 2800 Chicago, IL 60605	312-362-4569	Proprietary
Stifel Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	Member	501 North Broadway St. Louis, MO 63102	410-454-4096	Agency
Stock USA Execution Services, Inc.	NA	NA	5/26/2010	5/27/2010	Member	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Agency
Stuart Frankel & Co., Incorporated	8/18/2008	NA	NA	NA	Member	60 Cutter Mill Road Suite 406 Great Neck, NY 11021	212-943-8788	Agency
Stuyvesant Trading Group, LLC	8/15/2013	NA	NA	NA	Member	100 Wall Street Suite 604-A New York, NY 10005	212-433-7124	Market Maker
Summit Securities Group, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	Member	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Proprietary
Sumo Captial, LLC	7/15/2013	NA	NA	10/15/2015	Member	440 S LaSalle Street Suite 2101 Chicago, IL 60605	212-433-7667	Proprietary
Sun Trading, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Proprietary
Susquehanna Capital Group	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Institutional / Agency
Susquehanna Securities	10/15/2014	10/15/2014	10/15/2014	10/15/2014	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2618	Proprietary
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	Member	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Agency
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	Member	535 Fifth Avenue 12th Floor New York, NY 10017	212-584-4628	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	1/6/2015	1/6/2015	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary
Themis Trading, LLC	8/18/2008	10/1/2010	NA	NA	Member	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary
Timber Hill, LLC	2/16/2010	NA	NA	NA	Member	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5806	Market Maker
TMT East, LLC	6/1/2015	NA	NA	NA	Member	440 South LaSalle Street Suite 1729 Chicago, IL 60605	917-834-8104	Market Maker
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	Member	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Proprietary
TradeKing	10/15/2009	11/15/2010	NA	NA	Member	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Agency
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	Member	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary
Tripoint Global Equities, LLC	6/15/2011	NA	NA	NA	Member	130 West 42nd Street 10th Floor New York, NY 10036	917-512-0822	Proprietary
Tudor Pickering Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	Member	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	Member	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
UBS Securities, LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	Member	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Full Service
Ustocktrade Securities, Inc.	4/17/2015	NA	NA	NA	Member	275 Grove Street Suite 2-400 Newton, MA 02466	617-340-3041	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	Member	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Financial BD, LLC	11/17/2008	10/7/2010	5/27/2010	5/27/2010	Member	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Proprietary
Virtu Financial Capital Markets, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Proprietary
Vision Financial Markets, LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	Member	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Retail
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	Member	7 World Trade Center Suite 3301 New York, NY 10007	646-484-3005	Proprietary
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	Member	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Agency
Walleye Trading, LLC	12/1/2008	11/12/2010	NA	NA	Member	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Market Maker
Wedbush Securities, Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	Member	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Market Maker
Weeden & Co, LP	8/26/2008	10/19/2010	NA	NA	Member	145 Mason Street Greenwich, CT 06830	203-861-7600	Full Service
Wells Fargo Prime Services, LLC	10/23/2008	5/16/2011	5/26/2010	5/26/2010	Member	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Market Maker
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	Member	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Agency
Western International Securities, Inc.	8/18/2008	11/15/2010	NA	NA	Member	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Market Maker
Williams Trading, LLC	10/23/2008	NA	NA	NA	Member	450 Post Road East Suite 120 Westport, CT 06880	203-353-7635	Agency
Wolverine Execution Services LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	10/1/2015	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3753	Proprietary / Market Maker
Xambala Capital, LLC	2/15/2012	2/15/2012	2/17/2012	2/17/2012	Member	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

Attached is a schedule showing the information requested by this Exhibit as of June 28, 2016.

All securities that trade through the Bats Exchange System are "NMS stocks," as such term is defined in Rule 600(b)(47) of Regulation NMS. The Exchange currently lists 95 securities, all of which are exchange-traded funds or ETFs. The remaining securities traded on the Exchange are traded pursuant to unlisted trading privileges. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through BATS Exchange. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including ETFs.

Symbol	Description
	Attachment to Exhibit N: **Primary Listed Securities on BATS Exchange as of June 28, 2016**
ALTS	Proshares Morningstar Alternatives Solution ETF
BEMO	Aptus Behavioral Momentum ETF
CEMB	iShares Emerging Markets Corporate Bond ETF
CNDF	iShares Edge MSCI Multifactor Consumer Discretionary ETF
CNSF	Shares Edge MSCI Multifactor Consumer Staples ETF
CNYA	iShares MSCI China A ETF
CSM	ProShares Large Cap Core Plus
DDEZ	Wisdomtree Trust-Wisdomtree Dynamic Currency Hedged Europe Equity Fund
DDJP	Wisdomtree Trust-Wisdomtree Dynamic Currency Hedged Japan Equity Fund
DDLS	Wisdomtree Dynamic Currency Hedged International Smallcap Equity Fund
DDWM	Wisdomtree Dynamic Currency Hedged International Equity Fund
DEFA	iShares Adaptive Currency Hedged MSCI EAFA ETF
DEWJ	iShares Adaptive Currency Hedged MSCI Japan ETF
DEZU	iShares Adaptive Currency Hedged MSCI Eurozone ETF
DFND	Reality Shares DIVCON Dividend Defender ETF
DVEM	Wisdomtree Emerging Markets Dividend Fund
DYB	WisdomTree Dynamic Bearish U.S. Equity Fund
DYLS	WisdomTree Dynamic Long/Short U.S. Equity Fund
EDEN	iShares MSCI Denmark Capped ETF
EFNL	iShares MSCI Finland Capped ETF
ELKU	Elkhorn FTSE RAFI U.S. Equity Income ETF
EMDV	ProShares MSCI Emerging Markets Dividend Growers ETF
EMGF	iShares Edge MSCI Multifactor Emerging Markets ETF
EMHY	iShares Emerging Markets High Yield Bond ETF
EMHZ	iShares MSCI Emerging Markets Horizon ETF
EMIH	Deutsche X-Trackers Emerging Markets Bond-Interest Rate Hedged ETF
EMSD	WisdomTree Strong Dollar Emerging Markets Equity Fund
EMSH	ProShares Short Term USD Emerging Markets Bond ETF
EMTL	SPDR DoubleLine Emerging Markets Fixed Income ETF
ENOR	iShares MSCI Norway Capped ETF
EPRF	Elkhorn S&P High Quality Preferred ETF
ERGF	iShares Edge MSCI Multifactor Energy ETF
EWGS	iShares MSCI Germany Small-Cap ETF
EWUS	iShares MSCI United Kingdom Small-Cap ETF
EZR	WisdomTree Europe Local Recovery Fund
EZU	iShares MSCI Eurozone ETF
FIBR	iShares Edge U.S. Fixed Income Balanced Risk ETF
FNCF	iShares Edge MSCI Multifactor Financials ETF
FUT	ProShares Managed Futures Strategy ETF
GARD	Reality Shares DIVCON Dividend Guard ETF
GHYG	iShares Global High Yield Corporate Bond ETF
GSD	Wisdomtree Global SmallCap Dividend Fund
HACV	iShares Edge MSCI Min Vol Global Currency Hedged ETF
HCRF	iShares Edge MSCI Multifactor Healthcare ETF

HDRW	WisdomTree Global ex-U.S. Hedged Real Estate Fund
HEFV	iShares Edge MSCI Min Vol EAFE Currency Hedged ETF
HEMV	iShares Edge MSCI Min Vol EM Currency Hedged ETF
HEUS	iShares Currency Hedged MSCI Europe Small-Cap ETF
HEUV	iShares Edge MSCI Min Vol Europe Currency Hedged ETF
HGSD	WisdomTree Global Hedged SmallCap Dividend Fund
HYHG	ProShares High Yield-Interest Rate Hedged ETF
HYIH	Deutsche X-trackers High Yield Corp Bond-Interest Rate Hedged ETF
HYXU	iShares International High Yield Bond ETF
IAGG	iShares International Aggregate Bond Fund
ICSH	iShares Ultra Short-Term Bond ETF
ICVT	iShares Convertible Bond ETF
IGHG	ProShares Investment Grade-Interest Rate Hedged ETF
IGIH	Deutsche X-Trackers Investment Grade Bond-Interest Rate Hedged ETF
IGRO	iShares International Dividend Growth ETF
IMOM	MomentumShares International Quantitative Momentum ETF
INDA	iShares MSCI India ETF
INDF	iShares Edge MSCI Multifactor Industrials ETF
IQDG	WisdomTree International Quality Dividend Growth Fund
IVAL	ValueShares International Quantitative Value ETF
IYLD	iShares Morningstar Multi-Asset Income ETF
KEMP	KraneShares FTSE Emerging Markets Plus ETF
LEAD	Reality Shares DIVCON Leaders Dividend ETF
MATF	iShares Edge MSCI Multifactor Materials ETF
MEAR	iShares Short Maturity Municipal Bond ETF
MRGR	ProShares Merger ETF
NEAR	iShares Short Maturity Bond ETF
PAEU	Pacer Autopilot Hedged European Index ETF
PEX	ProShares Global Listed Private Equity ETF
PGHD	Pacer Global High Dividend ETF
PTEU	Pacer Trendpilot European Index ETF
PTLC	Pacer Trendpilot 750 ETF
PTMC	Pacer Trendpilot 450 ETF
PTNQ	Pacer NASDAQ-100 Trendpilot ETF
QLTB	iShares Baa - Ba Rated Corporate Bond ETF
QLTC	iShares B - Ca Rated Corporate Bond ETF
QMOM	Momentumshares US Quantitative Momentum ETF
QVAL	ValueShares US Quantitative Value ETF
REGL	Proshares S&P Midcap 400 Dividend Aristocrats ETF
SFHY	WisdomTree Fundamental US Short-Term High Yield Corporate Bond Fund
SFIG	WisdomTree Fundamental US Short-Term Corporate Bond Fund
SMDV	Proshares Trust-Proshares Russell 2000 Dividend Growers ETF
SMIN	iShares MSCI India Small-Cap ETF
STOT	SPDR DoubleLine Short Duration Total Return Tactical ETF
TCHF	iShares Edge MSCI Multifactor Technology ETF
UTLF	iShares Edge MSCI Multifactor Utilities ETF
VMAX	REX VolMAXX Long VIX Weekly Futures Strategy ETF

VMIN	REX VolMAXX Inverse VIX Weekly Futures Strategy ETF
WFHY	WisdomTree Fundamental US High Yield Corporate Bond Fund
WFIG	WisdomTree Fundamental US Corporate Bond Fund
WYDE	ProShares CDS Short North American HY Credit ETF
Attachment to Exhibit N: List of Securities Admitted to Unlisted Trading Privileges on Bats BZX Exchange, Inc. as of June 28, 2016	
A	AGILENT TECHNOLOGIES INC COM
AA	ALCOA INC COM
AA-	ALCOA INC PFD $3.75
AA-B	ALCOA INC DEP SHS 1/10TH
AAAP	ADVANCED ACCELERATOR APPLIC SPONSORED ADS
AAC	AAC HLDGS INC COM
AADR	ADVISORSHARES TR BNY GRWTH ADR
AAL	AMERICAN AIRLS GROUP INC COM
AAMC	ALTISOURCE ASSET MGMT CORP COM
AAME	ATLANTIC AMERN CORP COM
AAN	AARONS INC COM PAR $0.50
AAOI	APPLIED OPTOELECTRONICS INC COM
AAON	AAON INC COM PAR $0.004
AAP	ADVANCE AUTO PARTS INC COM
AAPC	ATLANTIC ALLIANCE PARTNER CORP SHS
AAPL	APPLE INC COM
AAT	AMERICAN ASSETS TR INC COM
AAU	ALMADEN MINERALS LTD COM CL B
AAV	ADVANTAGE OIL & GAS LTD COM
AAWW	ATLAS AIR WORLDWIDE HLDGS INC COM NEW
AAXJ	ISHARES TR MSCI AC ASIA ETF
AB	ALLIANCEBERNSTEIN HOLDING LP UNIT LTD PARTN
ABAC	AOXIN TIANLI GROUP INC USD COMMON SHS
ABAX	ABAXIS INC COM
ABB	ABB LTD SPONSORED ADR
ABBV	ABBVIE INC COM
ABC	AMERISOURCEBERGEN CORP COM
ABCB	AMERIS BANCORP COM
ABCD	CAMBIUM LEARNING GRP INC COM
ABCO	ADVISORY BRD CO COM
ABDC	ALCENTRA CAP CORP COM
ABE	ABERDEEN EMERGING MKTS SMALLER COM
ABEO	ABEONA THERAPEUTICS INC COM
ABEOW	ABEONA THERAPEUTICS INC WT EXP 121919
ABEV	AMBEV SA SPONSORED ADR
ABG	ASBURY AUTOMOTIVE GROUP INC COM
ABIL	ABILITY INC SHS
ABIO	ARCA BIOPHARMA INC COM PAR$.001
ABM	ABM INDS INC COM
ABMD	ABIOMED INC COM
ABR	ARBOR RLTY TR INC COM

ABR-A	ARBOR RLTY TR INC PFD SER A %
ABR-B	ARBOR RLTY TR INC CUM RED PFD B
ABR-C	ARBOR RLTY TR INC CUM RED PFD SR C
ABRN	ARBOR RLTY TR INC SR NOTE 2021
ABT	ABBOTT LABS COM
ABTL	AUTOBYTEL INC COM NEW
ABTX	ALLEGIANCE BANCSHARES INC COM
ABUS	ARBUTUS BIOPHARMA CORP COM
ABX	BARRICK GOLD CORP COM
ABY	ATLANTICA YIELD PLC SHS
AC	ASSOCIATED CAP GROUP INC CL A
ACAD	ACADIA PHARMACEUTICALS INC COM
ACAS	AMERICAN CAP LTD COM
ACAT	ARCTIC CAT INC COM
ACBI	ATLANTIC CAP BANCSHARES INC COM
ACC	AMERICAN CAMPUS CMNTYS INC COM
ACCO	ACCO BRANDS CORP COM
ACET	ACETO CORP COM
ACFC	ATLANTIC COAST FINL CORP COM
ACGL	ARCH CAP GROUP LTD ORD
ACH	ALUMINUM CORP CHINA LTD SPON ADR H SHS
ACHC	ACADIA HEALTHCARE COMPANY INC COM
ACHN	ACHILLION PHARMACEUTICALS INC COM
ACIA	ACACIA COMMUNICATIONS INC COM
ACIM	SPDR INDEX SHS FDS MSCI ACWI ETF
ACIW	ACI WORLDWIDE INC COM
ACLS	AXCELIS TECHNOLOGIES INC COM
ACM	AECOM COM
ACN	ACCENTURE PLC IRELAND SHS CLASS A
ACNB	ACNB CORP COM
ACOR	ACORDA THERAPEUTICS INC COM
ACP	AVENUE INCOME CR STRATEGIES FD COM
ACPW	ACTIVE POWER INC COM NEW
ACRE	ARES COML REAL ESTATE CORP COM
ACRS	ACLARIS THERAPEUTICS INC COM
ACRX	ACELRX PHARMACEUTICALS INC COM
ACSF	AMERICAN CAP SR FLOATING LTD COM
ACST	ACASTI PHARMA INC CL A NEW
ACTA	ACTUA CORP COM
ACTG	ACACIA RESH CORP ACACIA TCH COM
ACTS	ACTIONS SEMICONDUCTOR CO LTD ADR
ACTX	GLOBAL X FDS GURU ACTS ETF
ACU	ACME UTD CORP COM
ACUR	ACURA PHARMACEUTICALS INC COM PAR $0.01
ACV	ALLIANZGI DIVERS INC & CNV FD COM
ACW	ACCURIDE CORP NEW COM NEW
ACWF	ISHARES TR MULTIFACTOR GLBL

ACWI	ISHARES TR MSCI ACWI ETF
ACWV	ISHARES MIN VOL GBL ETF
ACWX	ISHARES TR MSCI ACWI EX US
ACXM	ACXIOM CORP COM
ACY	AEROCENTURY CORP COM
ADAP	ADAPTIMMUNE THERAPEUTICS PLC SPONDS ADR
ADBE	ADOBE SYS INC COM
ADC	AGREE REALTY CORP COM
ADGE	AMERICAN DG ENERGY INC COM
ADHD	ALCOBRA LTD SHS
ADI	ANALOG DEVICES INC COM
ADK	ADCARE HEALTH SYSTEMS INC COM NEW
ADK-A	ADCARE HEALTH SYSTEMS INC PFD-A 10.875%
ADM	ARCHER DANIELS MIDLAND CO COM
ADMA	ADMA BIOLOGICS INC COM
ADMP	ADAMIS PHARMACEUTICALS CORP COM NEW
ADMS	ADAMAS PHARMACEUTICALS INC COM
ADP	AUTOMATIC DATA PROCESSING INC COM
ADPT	ADEPTUS HEALTH INC CL A
ADRA	BLDRS INDEX FDS TR ASIA 50 ADR
ADRD	BLDRS INDEX FDS TR DEV MK 100 ADR
ADRE	BLDRS INDEX FDS TR EMER MK 50 ADR
ADRO	ADURO BIOTECH INC COM
ADRU	BLDRS INDEX FDS TR EUR 100 ADR
ADS	ALLIANCE DATA SYSTEMS CORP COM
ADSK	AUTODESK INC COM
ADTN	ADTRAN INC COM
ADUS	ADDUS HOMECARE CORP COM
ADVM	ADVERUM BIOTECHNOLOGIES INC COM
ADX	ADAMS DIVERSIFIED EQUITY FD COM
ADXS	ADVAXIS INC COM NEW
ADXSW	ADVAXIS INC WT EXP 071518
ADZ	DEUTSCHE BK AG LDN BRH DB AGRIC SHT ETN
AE	ADAMS RES & ENERGY INC COM NEW
AEB	AEGON N V PERP CAP FLTG RT
AED	AEGON N V PERP CAP SECS
AEE	AMEREN CORP COM
AEG	AEGON N V NY REGISTRY SH
AEGN	AEGION CORP COM
AEGR	AEGERION PHARMACEUTICALS INC COM
AEH	AEGON N V PRP CP SEC 6.375
AEHR	AEHR TEST SYSTEMS COM
AEIS	ADVANCED ENERGY INDS COM
AEK	AEGON N V NON CUM SUB NTS
AEL	AMERICAN EQTY INVT LIFE HLD CO COM
AEM	AGNICO EAGLE MINES LTD COM
AEMD	AETHLON MED INC COM NEW

AEO	AMERICAN EAGLE OUTFITTERS NEW COM
AEP	AMERICAN ELEC PWR INC COM
AEPI	AEP INDS INC COM
AER	AERCAP HOLDINGS NV SHS
AERI	AERIE PHARMACEUTICALS INC COM
AES	AES CORP COM
AES-C	AES TR III PFD CV 6.75%
AET	AETNA INC NEW COM
AETI	AMERICAN ELECTRIC TECH INC COM
AEUA	ANADARKO PETE CORP TANGIBLE UNIT
AEY	ADDVANTAGE TECHNOLOGIES GP INC COM NEW
AEZS	AETERNA ZENTARIS INC COM NO PAR
AF	ASTORIA FINL CORP COM
AF-C	ASTORIA FINL CORP DEP 1/40 PFD C
AFA	AMERICAN FINL GROUP INC OHIO SR NT 42
AFAM	ALMOST FAMILY INC COM
AFB	ALLIANCEBERNSTEIN NATL MUNI IN COM
AFC	ALLIED CAP CORP NEW NT 6.875 2047
AFCO	AMERICAN FARMLAND CO COM
AFG	AMERICAN FINL GROUP INC OHIO COM
AFGE	AMERICAN FINL GROUP INC OHIO SUB DEB
AFGH	AMERICAN FINL GROUP INC OHIO 6% SUB DEB 2055
AFH	ATLAS FINANCIAL HOLDINGS INC SHS NEW
AFI	ARMSTRONG FLOORING INC COM
AFK	VANECK VECTORS ETF TR AFRICA INDEX ETF
AFL	AFLAC INC COM
AFMD	AFFIMED N V COM
AFSD	AFLAC INC SUB DEB 52
AFSI	AMTRUST FINL SVCS INC COM
AFSI-A	AMTRUST FINL SVCS INC PFD SER A
AFSI-B	AMTRUST FINL SVCS INC DEP 1/40 PFD B
AFSI-C	AMTRUST FINL SVCS INC DEP 1/40 SR-C
AFSI-D	AMTRUST FINL SVCS INC DEP SHS PFD
AFSI-E	AMTRUST FINL SVCS INC DSHS 1/40 PF E
AFSS	AMTRUST FINL SVCS INC 7.25 SUB NT 55
AFST	AMTRUST FINL SVCS INC SUB NT
AFT	APOLLO SR FLOATING RATE FD INC COM
AFTY	CSOP ETF TR FTSE CHINA A50
AFW	AMERICAN FINL GROUP INC OHIO SR NT 42
AG	FIRST MAJESTIC SILVER CORP COM
AGA	DEUTSCHE BK AG LDN BRH DB AGRIC DBL SHT
AGC	ADVENT CLAY CONV SEC INC FD II COM
AGCO	AGCO CORP COM
AGD	ALPINE GLOBAL DYNAMIC DIVD FD COM NEW
AGEN	AGENUS INC COM NEW
AGF	DEUTSCHE BK AG LDN BRH DB AGRIC LNG ETN
AGFS	AGROFRESH SOLUTIONS COM

AGFSW	AGROFRESH SOLUTIONS WT EXP 073120
AGG	ISHARES TR CORE US AGGBD ET
AGGE	INDEXIQ ETF TR IQ ENCH BD US
AGGP	INDEXIQ ETF TR IQ ENCH COR PL
AGGY	WISDOMTREE TR BRCLYS US AGGR
AGI	ALAMOS GOLD INC NEW COM CL A
AGII	ARGO GROUP INTL HLDGS LTD COM
AGIIL	ARGO GROUP US INC SR NT 42
AGIO	AGIOS PHARMACEUTICALS INC COM
AGLE	AEGLEA BIOTHERAPEUTICS INC COM
AGM	FEDERAL AGRIC MTG CORP CL C
AGM-A	FEDERAL AGRIC MTG CORP PFD A 5.875%NON
AGM-B	FEDERAL AGRIC MTG CORP NCUM PFD SER B
AGM-C	FEDERAL AGRIC MTG CORP PFD C FIX TO FLT
AGM.A	FEDERAL AGRIC MTG CORP CL A
AGN	ALLERGAN PLC SHS
AGN-A	ALLERGAN PLC PFD CONV SER A
AGNC	AMERICAN CAPITAL AGENCY CORP COM
AGNCB	AMERICAN CAPITAL AGENCY CORP DEP SHS 1/1000
AGNCP	AMERICAN CAPITAL AGENCY CORP PFD-A
AGND	WISDOMTREE TR BRCLYS NEGATIVE
AGO	ASSURED GUARANTY LTD COM
AGO-B	ASSURED GUARNTY MUNI HLDGS INC QUIBS 6.875%
AGO-E	ASSURED GUARNTY MUNI HLDGS INC NT 6.25% 2102
AGO-F	ASSURED GUARNTY MUNI HLDGS INC NT 5.60% 2103
AGQ	PROSHARES TR II ULTRA SILVER NEW
AGR	AVANGRID INC COM
AGRO	ADECOAGRO S A COM
AGRX	AGILE THERAPEUTICS INC COM
AGTC	APPLIED GENETIC TECHNOL CORP COM
AGU	AGRIUM INC COM
AGX	ARGAN INC COM
AGYS	AGILYSYS INC COM
AGZ	ISHARES TR AGENCY BOND ETF
AGZD	WISDOMTREE TR BARCLAYS ZERO
AHC	A H BELO CORP COM CL A
AHGP	ALLIANCE HOLDINGS GP LP COM UNITS LP
AHH	ARMADA HOFFLER PPTYS INC COM
AHL	ASPEN INSURANCE HOLDINGS LTD SHS
AHL-A	ASPEN INSURANCE HOLDINGS LTD PFD PER7.401%
AHL-B	ASPEN INSURANCE HOLDINGS LTD PFD
AHL-C	ASPEN INSURANCE HOLDINGS LTD PFD SHS 5.95
AHP	ASHFORD HOSPITALITY PRIME INC COM
AHP-B	ASHFORD HOSPITALITY PRIME INC PFD CV SER B
AHPI	ALLIED HEALTHCARE PRODS INC COM
AHS	AMN HEALTHCARE SERVICES INC COM
AHT	ASHFORD HOSPITALITY TR INC COM SHS

AHT-A	ASHFORD HOSPITALITY TR INC PFD A 8.55%
AHT-D	ASHFORD HOSPITALITY TR INC PFD D 8.45%CUM
AHT-E	ASHFORD HOSPITALITY TR INC 9% CUM PFD SER E
AI	ARLINGTON ASSET INVT CORP CL A NEW
AIA	ISHARES TR ASIA 50 ETF
AIB	APOLLO INVT CORP SR NT 42
AIC	ARLINGTON ASSET INVT CORP 6.75% SR NT 25
AIF	APOLLO TACTICAL INCOME FD INC COM
AIG	AMERICAN INTL GROUP INC COM NEW
AIG+	AMERICAN INTL GROUP INC WT EXP 011921
AIII	ACRE RLTY INVS INC COM
AIMC	ALTRA INDL MOTION CORP COM
AIMT	AIMMUNE THERAPEUTICS INC COM
AIN	ALBANY INTL CORP CL A
AINC	ASHFORD INC COM
AINV	APOLLO INVT CORP COM
AIQ	ALLIANCE HEALTHCARE SRVCS INC COM PAR
AIR	AAR CORP COM
AIRI	AIR INDS GROUP COM NEW
AIRM	AIR METHODS CORP COM PAR $.06
AIRR	FIRST TR EXCHANGE TRADED FD VI RBA INDL ETF
AIRT	AIR T INC COM
AIT	APPLIED INDL TECHNOLOGIES INC COM
AIV	APARTMENT INVT & MGMT CO CL A
AIV-A	APARTMENT INVT & MGMT CO PFD CL A 6.875%
AIV-Z	APARTMENT INVT & MGMT CO PFD CL Z
AIW	ARLINGTON ASSET INVT CORP SR NT6.625 23
AIXG	AIXTRON SE SPONSORED ADR
AIY	APOLLO INVT CORP SR NT 43
AIZ	ASSURANT INC COM
AJG	GALLAGHER ARTHUR J & CO COM
AJRD	AEROJET ROCKETDYNE HLDGS INC COM
AJX	GREAT AJAX CORP COM
AKAM	AKAMAI TECHNOLOGIES INC COM
AKAO	ACHAOGEN INC COM
AKBA	AKEBIA THERAPEUTICS INC COM
AKER	AKERS BIOSCIENCES INC COM
AKG	ASANKO GOLD INC COM
AKO.A	EMBOTELLADORA ANDINA S A SPON ADR A
AKO.B	EMBOTELLADORA ANDINA S A SPON ADR B
AKP	ALLIANCE CALIF MUN INCOME FD COM
AKR	ACADIA RLTY TR COM SH BEN INT
AKRX	AKORN INC COM
AKS	AK STL HLDG CORP COM
AKTX	AKARI THERAPEUTICS PLC SPONSORED ADR
AL	AIR LEASE CORP CL A
ALB	ALBEMARLE CORP COM

ALCO	ALICO INC COM
ALD	WISDOMTREE TR ASIA LC DBT FD
ALDR	ALDER BIOPHARMACEUTICALS INC COM
ALDW	ALON USA PARTNERS LP UT LTDPART INT
ALDX	ALDEYRA THERAPEUTICS INC COM
ALE	ALLETE INC COM NEW
ALEX	ALEXANDER & BALDWIN INC NEW COM
ALFA	ETF SER SOLUTIONS ALPCLONE ALTER
ALFI	ETF SER SOLUTIONS ALPHACLONE INT
ALG	ALAMO GROUP INC COM
ALGN	ALIGN TECHNOLOGY INC COM
ALGT	ALLEGIANT TRAVEL CO COM
ALIM	ALIMERA SCIENCES INC COM
ALJ	ALON USA ENERGY INC COM
ALJJ	ALJ REGIONAL HLDGS INC COM
ALK	ALASKA AIR GROUP INC COM
ALKS	ALKERMES PLC SHS
ALL	ALLSTATE CORP COM
ALL-A	ALLSTATE CORP DEP SHS PFD A
ALL-B	ALLSTATE CORP SUB DEB 53
ALL-C	ALLSTATE CORP DEP 1/1000 C
ALL-D	ALLSTATE CORP LEOPRD PFD SER D
ALL-E	ALLSTATE CORP DEP SH 1/1000 E
ALL-F	ALLSTATE CORP LEOPR 1/1000 PFD
ALLE	ALLEGION PUB LTD CO ORD SHS
ALLT	ALLOT COMMUNICATIONS LTD SHS
ALLY	ALLY FINL INC COM
ALLY-A	GMAC CAP TR I GTD TR PFD-2
ALN	AMERICAN LORAIN CORP COM
ALNY	ALNYLAM PHARMACEUTICALS INC COM
ALOG	ANALOGIC CORP COM PAR $0.05
ALOT	ASTRONOVA INC COM
ALP-O	ALABAMA PWR CO PFD CL A 5.83%
ALQA	ALLIQUA BIOMEDICAL INC COM NEW
ALR	ALERE INC COM
ALR-B	ALERE INC PERP PFD CONV SE
ALRM	ALARM COM HLDGS INC COM
ALSK	ALASKA COMMUNICATIONS SYS GRP COM
ALSN	ALLISON TRANSMISSION HLDGS INC COM
ALTY	GLOBAL X FDS SUPER DIV ALTR
ALV	AUTOLIV INC COM
ALX	ALEXANDERS INC COM
ALXN	ALEXION PHARMACEUTICALS INC COM
AM	ANTERO MIDSTREAM PARTNERS LP UNT LTD PARTN
AMAG	AMAG PHARMACEUTICALS INC COM
AMAT	APPLIED MATLS INC COM
AMBA	AMBARELLA INC SHS

AMBC	AMBAC FINL GROUP INC COM NEW
AMBCW	AMBAC FINL GROUP INC WT EXP 043023
AMBR	AMBER RD INC COM
AMC	AMC ENTMT HLDGS INC CL A COM
AMCC	APPLIED MICRO CIRCUITS CORP COM NEW
AMCN	AIRMEDIA GROUP INC SPONSORED ADR
AMCO	ARMCO METALS HLDGS INC COM NEW
AMCX	AMC NETWORKS INC CL A
AMD	ADVANCED MICRO DEVICES INC COM
AMDA	AMEDICA CORP COM NEW
AME	AMETEK INC NEW COM
AMED	AMEDISYS INC COM
AMFW	AMEC FOSTER WHEELER PLC SPONSORED ADR
AMG	AFFILIATED MANAGERS GROUP COM
AMGN	AMGEN INC COM
AMH	AMERICAN HOMES 4 RENT CL A
AMH-A	AMERICAN HOMES 4 RENT PRT PFD BEN IN A
AMH-B	AMERICAN HOMES 4 RENT PART PFD B 5%
AMH-C	AMERICAN HOMES 4 RENT PRTN PFD SER C
AMH-D	AMERICAN HOMES 4 RENT RED PFD SER D
AMIC	AMERICAN INDEPENDENCE CORP COM NEW
AMID	AMERICAN MIDSTREAM PARTNERS LP COM UNITS
AMJ	JPMORGAN CHASE & CO ALERIAN ML ETN
AMJL	CREDIT SUISSE AG NASSAU BRH XLNKS AMLP ETN36
AMKR	AMKOR TECHNOLOGY INC COM
AMLP	ALPS ETF TR ALERIAN MLP
AMNB	AMERICAN NATL BANKSHARES INC COM
AMOT	ALLIED MOTION TECHNOLOGIES INC COM
AMOV	AMERICA MOVIL SAB DE CV SPON ADR A SHS
AMP	AMERIPRISE FINL INC COM
AMPE	AMPIO PHARMACEUTICALS INC COM
AMPH	AMPHASTAR PHARMACEUTICALS INC COM
AMRB	AMERICAN RIVER BANKSHARES COM
AMRC	AMERESCO INC CL A
AMRI	ALBANY MOLECULAR RESH INC COM
AMRK	A MARK PRECIOUS METALS INC COM
AMRN	AMARIN CORP PLC SPONS ADR NEW
AMRS	AMYRIS INC COM
AMS	AMERICAN SHARED HOSPITAL SVCS COM
AMSC	AMERICAN SUPERCONDUCTOR CORP SHS NEW
AMSF	AMERISAFE INC COM
AMSG	AMSURG CORP COM
AMSGP	AMSURG CORP PFD CNV SR A-1 %
AMSWA	AMERICAN SOFTWARE INC CL A
AMT	AMERICAN TOWER CORP NEW COM
AMT-A	AMERICAN TOWER CORP NEW PFD CONV SER A
AMT-B	AMERICAN TOWER CORP NEW DEP 1/10TH PFD

AMTD	TD AMERITRADE HLDG CORP COM
AMTG	APOLLO RESIDENTIAL MTG INC COM
AMTG-A	APOLLO RESIDENTIAL MTG INC PERP PFD SER A %
AMTX	AEMETIS INC COM NEW
AMU	UBS AG LONDON BRH ETRAC ALER MLP
AMUB	UBS AG LONDON BRH ETRACS ALERIAN M
AMWD	AMERICAN WOODMARK CORP COM
AMX	AMERICA MOVIL SAB DE CV SPON ADR L SHS
AMZA	ETFIS SER TR I INFRAC ACT MLP
AMZN	AMAZON COM INC COM
AN	AUTONATION INC COM
ANAT	AMERICAN NATL INS CO COM
ANCB	ANCHOR BANCORP WA COM
ANCX	ACCESS NATL CORP COM
AND	GLOBAL X FDS ANDEAN 40 ETF
ANDA	ANDINA ACQUISITION CORP II SHS
ANDAR	ANDINA ACQUISITION CORP II RT 090117
ANDAU	ANDINA ACQUISITION CORP II UT 1SHS 1RT 1W
ANDAW	ANDINA ACQUISITION CORP II WT EXP 112320
ANDE	ANDERSONS INC COM
ANET	ARISTA NETWORKS INC COM
ANF	ABERCROMBIE & FITCH CO CL A
ANFI	AMIRA NATURE FOODS LTD SHS
ANGI	ANGIES LIST INC COM
ANGL	VANECK VECTORS ETF TR FALLEN ANGEL HG
ANGO	ANGIODYNAMICS INC COM
ANH	ANWORTH MORTGAGE ASSET CP COM
ANH-A	ANWORTH MORTGAGE ASSET CP PFD A 8.625%
ANH-B	ANWORTH MORTGAGE ASSET CP PFD B 6.25%
ANH-C	ANWORTH MORTGAGE ASSET CP PFD SER C 7.625%
ANIK	ANIKA THERAPEUTICS INC COM
ANIP	ANI PHARMACEUTICALS INC COM
ANSS	ANSYS INC COM
ANTH	ANTHERA PHARMACEUTICALS INC COM NEW
ANTM	ANTHEM INC COM
ANTX	ANTHEM INC CORP UNIT 050118
ANW	AEGEAN MARINE PETROLEUM NETWRK SHS
ANY	SPHERE 3D CORP NEW COM
AOA	ISHARES AGGRES ALLOC ETF
AOD	ALPINE TOTAL DYNAMIC DIVID FD COM SH BEN INT N
AOI	ALLIANCE ONE INTL INC COM NEW
AOK	ISHARES CONSER ALLOC ETF
AOM	ISHARES MODERT ALLOC ETF
AON	AON PLC SHS CL A
AOR	ISHARES GRWT ALLOCAT ETF
AOS	SMITH A O COM
AOSL	ALPHA & OMEGA SEMICONDUCTOR LT SHS

AP	AMPCO-PITTSBURGH CORP COM
APA	APACHE CORP COM
APAM	ARTISAN PARTNERS ASSET MGMT IN CL A
APB	ASIA PAC FD INC COM
APC	ANADARKO PETE CORP COM
APD	AIR PRODS & CHEMS INC COM
APDN	APPLIED DNA SCIENCES INC COM NEW
APDNW	APPLIED DNA SCIENCES INC WT EXP 112119
APEI	AMERICAN PUBLIC EDUCATION INC COM
APF	MORGAN STANLEY ASIA PAC FD INC COM
APH	AMPHENOL CORP NEW CL A
APHB	AMPLIPHI BIOSCIENCES CORP COM NEW
APIC	APIGEE CORP COM
APLE	APPLE HOSPITALITY REIT INC COM NEW
APLP	ARCHROCK PARTNERS L P COM UNITS REPSTG
APO	APOLLO GLOBAL MGMT LLC CL A SHS
APOG	APOGEE ENTERPRISES INC COM
APOL	APOLLO ED GROUP INC CL A
APPF	APPFOLIO INC COM CL A
APPS	DIGITAL TURBINE INC COM NEW
APPY	VENAXIS INC COM NEW
APRI	APRICUS BIOSCIENCES INC COM
APT	ALPHA PRO TECH LTD COM
APTO	APTOSE BIOSCIENCES INC COM NEW
APTS	PREFERRED APT CMNTYS INC COM
APU	AMERIGAS PARTNERS L P UNIT L P INT
APWC	ASIA PACIFIC WIRE & CABLE CORP ORD
AQMS	AQUA METALS INC COM
AQXP	AQUINOX PHARMACEUTICALS INC COM
AR	ANTERO RES CORP COM
ARA	AMERICAN RENAL ASSOCIATES HOLD COM
ARAY	ACCURAY INC COM
ARC	ARC DOCUMENT SOLUTIONS INC COM
ARCB	ARCBEST CORP COM
ARCC	ARES CAP CORP COM
ARCI	APPLIANCE RECYCLING CTRS AMER COM NEW
ARCO	ARCOS DORADOS HOLDINGS INC SHS CLASS -A -
ARCW	ARC GROUP WORLDWIDE INC COM
ARCX	ARC LOGISTICS PARTNERS LP COM UT REP LPN
ARDC	ARES DYNAMIC CR ALLOCATION FD COM
ARDM	ARADIGM CORP COM NO PAR NEW
ARDX	ARDELYX INC COM
ARE	ALEXANDRIA REAL ESTATE EQ INC COM
ARE-D	ALEXANDRIA REAL ESTATE EQ INC PFD CONV SER D
ARE-E	ALEXANDRIA REAL ESTATE EQ INC PFD SER E
ARES	ARES MGMT L P COM UNIT RP IN
ARES-A	ARES MGMT L P PFD UNIT SER A

AREX	APPROACH RESOURCES INC COM
ARGS	ARGOS THERAPEUTICS INC COM
ARGT	GLOBAL X FDS GB MSCI AR ETF
ARH-C	ARCH CAP GROUP LTD PFD-C 6.75%
ARI	APOLLO COML REAL EST FIN INC COM
ARI-A	APOLLO COML REAL EST FIN INC CUM REDEEMABLE P
ARIA	ARIAD PHARMACEUTICALS INC COM
ARII	AMERICAN RAILCAR INDS INC COM
ARIS	ARI NETWORK SVCS INC COM NEW
ARKG	ARK ETF TR GEN REV MLTSCT
ARKK	ARK ETF TR INNOVATION ETF
ARKQ	ARK ETF TR INDL INNOVATIN
ARKR	ARK RESTAURANTS CORP COM
ARKW	ARK ETF TR WEB X.O ETF
ARL	AMERICAN RLTY INVS INC COM
ARLP	ALLIANCE RES PARTNER L P UT LTD PART
ARLZ	ARALEZ PHARMACEUTICALS INC COM
ARMH	ARM HLDGS PLC SPONSORED ADR
ARMK	ARAMARK COM
ARNA	ARENA PHARMACEUTICALS INC COM
AROC	ARCHROCK INC COM
AROW	ARROW FINL CORP COM
ARP	ATLAS RESOURCE PARTNERS LP COM UNT LTD PR
ARP-D	ATLAS RESOURCE PARTNERS LP PDF UNIT CL D %
ARP-E	ATLAS RESOURCE PARTNERS LP PERP PFD CL E
ARQL	ARQULE INC COM
ARR	ARMOUR RESIDENTIAL REIT INC COM NEW
ARR-A	ARMOUR RESIDENTIAL REIT INC PFD A 8.25%
ARR-B	ARMOUR RESIDENTIAL REIT INC PFD SER B 7.875%
ARRS	ARRIS INTL INC SHS
ARRY	ARRAY BIOPHARMA INC COM
ARTNA	ARTESIAN RESOURCES CORP CL A
ARTW	ARTS WAY MFG INC COM
ARTX	AROTECH CORP COM NEW
ARU	ARES CAP CORP SR NT 22
ARW	ARROW ELECTRS INC COM
ARWA	AROWANA INC SHS
ARWAR	AROWANA INC RT EXP 010117
ARWAU	AROWANA INC UT 1SH 1RT 1WT
ARWAW	AROWANA INC WT EXP 042922
ARWR	ARROWHEAD PHARMACEUTICALS INC COM
ASA	ASA GOLD AND PRECIOUS MTLS LMT SHS
ASB	ASSOCIATED BANC CORP COM
ASB+	ASSOCIATED BANC CORP WT EXP 112118
ASB-B	ASSOCIATED BANC CORP WIS DEP SH 1/40 SR B
ASB-C	ASSOCIATED BANC CORP WIS DEP SHS 1/40 C
ASBB	ASB BANCORP INC N C COM

ASC	ARDMORE SHIPPING CORP COM
ASCMA	ASCENT CAP GROUP INC COM SER A
ASEA	GLOBAL X FDS GBL X SASIA ETF
ASEI	AMERICAN SCIENCE & ENGR INC COM
ASET	FLEXSHARES TR REAL ASST IDX
ASFI	ASTA FDG INC COM
ASG	LIBERTY ALL-STAR GROWTH FD INC COM
ASGN	ON ASSIGNMENT INC COM
ASH	ASHLAND INC NEW COM
ASHR	DBX ETF TR DBXTR HAR CS 300
ASHS	DBX ETF TR HRV CHINA SMCP
ASHX	DBX ETF TR X TRACK HARVES
ASM	AVINO SILVER & GOLD MINES LTD COM
ASMB	ASSEMBLY BIOSCIENCES INC COM
ASML	ASML HOLDING N V N Y REGISTRY SHS
ASNA	ASCENA RETAIL GROUP INC COM
ASND	ASCENDIS PHARMA A S SPONSORED ADR
ASPN	ASPEN AEROGELS INC COM
ASPS	ALTISOURCE PORTFOLIO SOLNS SA REG SHS
ASR	GRUPO AEROPORTUARIO DEL SUREST SPON ADR SER B
ASRV	AMERISERV FINL INC COM
ASRVP	AMERISERV FINL CAP TR I PFD A GTD 8.45
AST	ASTERIAS BIOTHERAPEUTICS INC COM SER A
AST+	ASTERIAS BIOTHERAPEUTICS INC WT EXP 093016
ASTC	ASTROTECH CORP COM
ASTE	ASTEC INDS INC COM
ASUR	ASURE SOFTWARE INC COM
ASX	ADVANCED SEMICONDUCTOR ENGR SPONSORED ADR
ASYS	AMTECH SYS INC COM PAR $0.01N
AT	ATLANTIC PWR CORP COM NEW
ATAI	ATA INC SPONS ADR
ATAX	AMERICA FIRST MULTIFAMILY INV BEN UNIT CTF
ATEC	ALPHATEC HOLDINGS INC COM
ATEN	A10 NETWORKS INC COM
ATHM	AUTOHOME INC SP ADR RP CL A
ATHN	ATHENAHEALTH INC COM
ATHX	ATHERSYS INC COM
ATI	ALLEGHENY TECHNOLOGIES INC COM
ATKR	ATKORE INTL GROUP INC COM
ATLC	ATLANTICUS HLDGS CORP COM
ATLO	AMES NATL CORP COM
ATMP	BARCLAYS BK PLC ETN+ SEL MLP
ATNI	ATN INTL INC COM
ATNM	ACTINIUM PHARMACEUTICALS INC COM
ATO	ATMOS ENERGY CORP COM
ATOS	ATOSSA GENETICS INC COM
ATR	APTARGROUP INC COM

ATRA	ATARA BIOTHERAPEUTICS INC COM
ATRC	ATRICURE INC COM
ATRI	ATRION CORP COM
ATRO	ASTRONICS CORP COM
ATRS	ANTARES PHARMA INC COM
ATSG	AIR TRANSPORT SERVICES GRP INC COM
ATTO	ATENTO S A SHS
ATTU	ATTUNITY LTD SHS NEW
ATU	ACTUANT CORP CL A NEW
ATV	ACORN INTL INC SPONSORD ADR NEW
ATVI	ACTIVISION BLIZZARD INC COM
ATW	ATWOOD OCEANICS INC COM
AU	ANGLOGOLD ASHANTI LTD SPONSORED ADR
AUBN	AUBURN NATL BANCORP COM
AUDC	AUDIOCODES LTD ORD
AUMA	AR CAP ACQUISITION CORP COM
AUMAU	AR CAP ACQUISITION CORP UNIT1 1/2 WT19
AUMAW	AR CAP ACQUISITION CORP WT EXP 100619
AUMN	GOLDEN MINERALS CO COM
AUNZ	WISDOMTREE TR AUST NEW ZEAL DB
AUO	AU OPTRONICS CORP SPONSORED ADR
AUPH	AURINIA PHARMACEUTICALS INC COM
AUSE	WISDOMTREE TR AUSTRALIA DIV FD
AUY	YAMANA GOLD INC COM
AV	AVIVA PLC ADR
AVA	AVISTA CORP COM
AVAL	GRUPO AVAL ACCIONES Y VALORES SPONSORED ADS
AVAV	AEROVIRONMENT INC COM
AVB	AVALONBAY CMNTYS INC COM
AVD	AMERICAN VANGUARD CORP COM
AVEO	AVEO PHARMACEUTICALS INC COM
AVG	AVG TECHNOLOGIES N V SHS
AVGO	BROADCOM LTD SHS
AVGR	AVINGER INC COM
AVH	AVIANCA HLDGS SA SPON ADR REP PFD
AVHI	AV HOMES INC COM
AVID	AVID TECHNOLOGY INC COM
AVIR	AVIRAGEN THERAPEUTICS INC COM
AVK	ADVENT CLAYMORE CV SECS & INC COM
AVNU	AVENUE FINL HLDGS INC COM
AVNW	AVIAT NETWORKS INC COM NEW
AVP	AVON PRODS INC COM
AVT	AVNET INC COM
AVV	AVIVA PLC SECS 8.25%41
AVX	AVX CORP NEW COM
AVXL	ANAVEX LIFE SCIENCES CORP COM NEW
AVXS	AVEXIS INC COM

AVY	AVERY DENNISON CORP COM
AWF	ALLIANCEBERNSTEIN GBL HGH INCM COM
AWH	ALLIED WRLD ASSUR COM HLDG AG SHS
AWI	ARMSTRONG WORLD INDS INC NEW COM
AWK	AMERICAN WTR WKS CO INC NEW COM
AWP	ALPINE GLOBAL PREMIER PPTYS FD COM SBI
AWR	AMERICAN STS WTR CO COM
AWRE	AWARE INC MASS COM
AWX	AVALON HLDGS CORP CL A
AXAS	ABRAXAS PETE CORP COM
AXDX	ACCELERATE DIAGNOSTICS INC COM
AXE	ANIXTER INTL INC COM
AXGN	AXOGEN INC COM
AXJL	WISDOMTREE TR ASIA PAC EXJP FD
AXJV	ISHARES TR MIN VOL ASIA JAP
AXL	AMERICAN AXLE & MFG HLDGS INC COM
AXLL	AXIALL CORP COM
AXN	AOXING PHARMACEUTICAL CO INC COM
AXON	AXOVANT SCIENCES LTD COM
AXP	AMERICAN EXPRESS CO COM
AXR	AMREP CORP NEW COM
AXS	AXIS CAPITAL HOLDINGS LTD SHS
AXS-C	AXIS CAPITAL HOLDINGS LTD PFD SER C
AXS-D	AXIS CAPITAL HOLDINGS LTD PFD SER D 5.50%
AXSM	AXSOME THERAPEUTICS INC COM
AXTA	AXALTA COATING SYS LTD COM
AXTI	AXT INC COM
AXU	ALEXCO RESOURCE CORP COM
AYA	AMAYA INC COM
AYI	ACUITY BRANDS INC COM
AYR	AIRCASTLE LTD COM
AYT	BARCLAYS BK PLC IPATH GEMS ASIA8
AZN	ASTRAZENECA PLC SPONSORED ADR
AZO	AUTOZONE INC COM
AZPN	ASPEN TECHNOLOGY INC COM
AZZ	AZZ INC COM
B	BARNES GROUP INC COM
BA	BOEING CO COM
BAA	BANRO CORP COM
BAB	POWERSHARES ETF TR II BUILD AMER ETF
BABA	ALIBABA GROUP HLDG LTD SPONSORED ADS
BABS	SPDR SERIES TRUST BRC BLD AMER BD
BABY	NATUS MEDICAL INC DEL COM
BAC	BANK AMER CORP COM
BAC+A	BANK AMER CORP WT EXP 011619
BAC+B	BANK AMER CORP WT EXP 102818
BAC-A	BANK AMER CORP DEP SHS PFD EE

BAC-C	BANK AMER CORP PFD CUM SER C
BAC-D	BANK AMER CORP 1/1000 6.204%D
BAC-E	BANK AMER CORP PFD PER1/1000E
BAC-I	BANK AMER CORP DEP SH PFD S I
BAC-L	BANK AMER CORP 7.25%CNV PFD L
BAC-W	BANK AMER CORP DEPSHS PFD SER W
BAC-Y	BANK AMER CORP DEP 1/1000 PFD
BAC-Z	BAC CAP TR VIII GTD CAP SECS
BAF	BLACKROCK MUNI INCOME INV QLTY COM
BAH	BOOZ ALLEN HAMILTON HLDG CORP CL A
BAK	BRASKEM S A SP ADR PFD A
BAL	BARCLAYS BANK PLC ETN DJUBSCOTTN38
BAM	BROOKFIELD ASSET MGMT INC CL A LTD VT SH
BANC	BANC OF CALIFORNIA INC COM
BANC-C	BANC OF CALIFORNIA INC DEP SHS REP 1/40
BANC-D	BANC OF CALIFORNIA INC DEP SHS SER-D
BANC-E	BANC OF CALIFORNIA INC DEP SHS REPSTG
BANF	BANCFIRST CORP COM
BANFP	BFC CAP TR II PFD TR 7.20%
BANR	BANNER CORP COM NEW
BANX	STONECASTLE FINL CORP COM
BAP	CREDICORP LTD COM
BAS	BASIC ENERGY SVCS INC NEW COM
BASI	BIOANALYTICAL SYS INC COM
BATRA	LIBERTY MEDIA CORP DELAWARE COM A BRAVES GRP
BATRK	LIBERTY MEDIA CORP DELAWARE COM C BRAVES GRP
BAX	BAXTER INTL INC COM
BBBY	BED BATH & BEYOND INC COM
BBC	ETFIS SER TR I BIOSHS BIO CLI
BBCN	BBCN BANCORP INC COM
BBD	BANCO BRADESCO S A SP ADR PFD NEW
BBDO	BANCO BRADESCO S A SPONSORED ADR
BBF	BLACKROCK MUNIC INCM INVST TR SH BEN INT
BBG	BARRETT BILL CORP COM
BBGI	BEASLEY BROADCAST GROUP INC CL A
BBH	VANECK VECTORS ETF TR BIOTECH ETF
BBK	BLACKROCK MUNICIPAL BOND TR COM
BBL	BHP BILLITON PLC SPONSORED ADR
BBN	BLACKROCK TAX MUNICPAL BD TR SHS
BBOX	BLACK BOX CORP DEL COM
BBP	ETFIS SER TR I BIOSHS BIOTE
BBRC	EGA EMERGING GLOBAL SHS TR EGSHR BYND BRC
BBRG	BRAVO BRIO RESTAURANT GROUP IN COM
BBRY	BLACKBERRY LTD COM
BBSI	BARRETT BUSINESS SERVICES INC COM
BBT	BB&T CORP COM
BBT-D	BB&T CORP DEP SHS REPSTG 1

BBT-E	BB&T CORP DEP SHS REPSTG 1
BBT-F	BB&T CORP DEP1/1000 PFD F
BBT-G	BB&T CORP DP SHS RP PF G
BBT-H	BB&T CORP DEP PFD SER H
BBU	BROOKFIELD BUSINESS PARTNERS L UNIT LTD LP
BBVA	BANCO BILBAO VIZCAYA ARGENTARI SPONSORED ADR
BBW	BUILD A BEAR WORKSHOP COM
BBX	BBX CAP CORP CL A PAR $0.01
BBY	BEST BUY INC COM
BC	BRUNSWICK CORP COM
BCBP	BCB BANCORP INC COM
BCC	BOISE CASCADE CO DEL COM
BCE	BCE INC COM NEW
BCEI	BONANZA CREEK ENERGY INC COM
BCH	BANCO DE CHILE SPONSORED ADR
BCLI	BRAINSTORM CELL THERAPEUTICS COM NEW
BCM	BARCLAYS BK PLC IPTH PURE BRD
BCO	BRINKS CO COM
BCOM	B COMMUNICATIONS LTD SHS
BCOR	BLUCORA INC COM
BCOV	BRIGHTCOVE INC COM
BCPC	BALCHEM CORP COM
BCR	BARD C R INC COM
BCRH	BLUE CAP REINS HLDGS LTD COM
BCRX	BIOCRYST PHARMACEUTICALS COM
BCS	BARCLAYS PLC ADR
BCS-	BARCLAYS BK PLC ADR 2 PREF 2
BCS-A	BARCLAYS BANK PLC SP ADR 7.1%PF3
BCS-D	BARCLAYS BANK PLC ADR PFD SR 5
BCV	BANCROFT FUND LTD COM
BCX	BLACKROCK RES & COMM STRAT TR SHS
BDC	BELDEN INC COM
BDCL	UBS AG LONDON BRH ETRAC 2X LEV LNG
BDCS	UBS AG JERSEY BRH ETRAC WELLS BDCI
BDCZ	UBS AG LONDON BRH ETRACS WF BUS DE
BDD	DEUTSCHE BK AG LONDON BRH DB BASE MET DBL
BDE	BLACK DIAMOND INC COM
BDG	DEUTSCHE BK AG LONDON BRH DB BASE MET LNG
BDGE	BRIDGE BANCORP INC COM
BDJ	BLACKROCK ENHANCED EQT DIV TR COM
BDL	FLANIGANS ENTERPRISES INC COM
BDN	BRANDYWINE RLTY TR SH BEN INT NEW
BDN-E	BRANDYWINE RLTY TR PFD-E
BDR	BLONDER TONGUE LABS INC COM
BDSI	BIODELIVERY SCIENCES INTL INC COM
BDX	BECTON DICKINSON & CO COM
BEAT	BIOTELEMETRY INC COM

BEAV	B/E AEROSPACE INC COM
BEBE	BEBE STORES INC COM
BECN	BEACON ROOFING SUPPLY INC COM
BEL	BELMOND LTD CL A
BELFA	BEL FUSE INC CL A
BELFB	BEL FUSE INC CL B
BEN	FRANKLIN RES INC COM
BEP	BROOKFIELD RENEWABLE PARTNERS PARTNERSHIP UNIT
BERY	BERRY PLASTICS GROUP INC COM
BETR	AMPLIFY SNACK BRANDS COM
BF.A	BROWN FORMAN CORP CL A
BF.B	BROWN FORMAN CORP CL B
BFAM	BRIGHT HORIZONS FAM SOL IN DEL COM
BFIN	BANKFINANCIAL CORP COM
BFIT	GLOBAL X FDS HELTH WELL ETF
BFK	BLACKROCK MUN INCOME TR SH BEN INT
BFO	BLACKROCK FLA MUN 2020 TERM TR COM SHS
BFOR	ALPS ETF TR BARRONS 400 ETF
BFR	BBVA BANCO FRANCES S A SPONSORED ADR
BFS	SAUL CTRS INC COM
BFS-C	SAUL CTRS INC DEP 1/100 PFD
BFY	BLACKROCK NY MUN INCOME TR II COM
BFZ	BLACKROCK CALIF MUN INCOME TR SH BEN INT
BG	BUNGE LIMITED COM
BGB	BLACKSTONE GSO STRATEGIC CR FD COM SHS BEN IN
BGC	GENERAL CABLE CORP DEL NEW COM
BGCA	BGC PARTNERS INC SR NT 8.125%42
BGCP	BGC PARTNERS INC CL A
BGE-B	BGE CAP TR II PFD TR 6.20%
BGFV	BIG 5 SPORTING GOODS CORP COM
BGG	BRIGGS & STRATTON CORP COM
BGH	BABSON CAP GLB SHT DURHGH YLD COM
BGI	BIRKS GROUP INC CL A COM
BGNE	BEIGENE LTD SPONSORED ADR
BGR	BLACKROCK ENERGY & RES TR COM
BGS	B & G FOODS INC NEW COM
BGSF	BG STAFFING INC COM
BGT	BLACKROCK FLOATING RATE INCOME COM
BGX	BLACKSTONE GSO LNG SHRT CR INC COM SHS BN INT
BGY	BLACKROCK INTL GRWTH & INC TR COM BENE INTER
BH	BIGLARI HLDGS INC COM
BHAC	BARINGTON HILCO ACQUISITION COM
BHACR	BARINGTON HILCO ACQUISITION RT 021317
BHACU	BARINGTON HILCO ACQUISITION UNT 1COM&1RT&1WT
BHACW	BARINGTON HILCO ACQUISITION WT EXP 021118
BHB	BAR HBR BANKSHARES COM
BHBK	BLUE HILLS BANCORP INC COM

BHE	BENCHMARK ELECTRS INC COM
BHI	BAKER HUGHES INC COM
BHK	BLACKROCK CORE BD TR SHS BEN INT
BHL	BLACKROCK DEFINED OPPRTY CR TR COM
BHLB	BERKSHIRE HILLS BANCORP INC COM
BHP	BHP BILLITON LTD SPONSORED ADR
BHV	BLACKROCK VA MUNICIPAL BOND TR COM
BIB	PROSHARES TR PSHS ULT NASB
BICK	FIRST TR BICK INDEX FD COM SHS
BID	SOTHEBYS COM
BIDU	BAIDU INC SPON ADR REP A
BIF	BOULDER GROWTH & INCOME FD INC COM
BIG	BIG LOTS INC COM
BIGD	ETF MANAGERS TR PUREFUNDS ISE BI
BIIB	BIOGEN INC COM
BIK	SPDR INDEX SHS FDS S&P BRIC 40ETF
BIL	SPDR SERIES TRUST BRCLYS 1-3MT ETF
BIND	BIND THERAPEUTICS INC COM
BIO	BIO RAD LABS INC CL A
BIO.B	BIO RAD LABS INC CL B
BIOA	BIOAMBER INC COM
BIOA+	BIOAMBER INC WT EXP 050917
BIOC	BIOCEPT INC COM
BIOD	BIODEL INC COM NEW
BIOL	BIOLASE INC COM
BIOS	BIOSCRIP INC COM
BIP	BROOKFIELD INFRAST PARTNERS LP LP INT UNIT
BIS	PROSHARES TR ULTSH NASD BIOT
BIT	BLACKROCK MULTI-SECTOR INC TR COM
BITA	BITAUTO HLDGS LTD SPONSORED ADS
BITE	ETF MANAGERS TR RESTAURANT ETF
BIV	VANGUARD BD INDEX FD INC INTERMED TERM
BIZD	VANECK VECTORS ETF TR BDC INCOME ETF
BJK	VANECK VECTORS ETF TR GAMING ETF
BJRI	BJS RESTAURANTS INC COM
BJZ	BLACKROCK CA MUNI 2018 TERM TR COM
BK	BANK NEW YORK MELLON CORP COM
BK-C	BANK NEW YORK MELLON CORP DP1/4000 PFD-C
BKCC	BLACKROCK CAPITAL INVESTMENT C COM
BKD	BROOKDALE SR LIVING INC COM
BKE	BUCKLE INC COM
BKEP	BLUEKNIGHT ENERGY PARTNERS L P COM UNIT
BKEPP	BLUEKNIGHT ENERGY PARTNERS L P PFD UNIT SER A
BKF	ISHARES MSCI BRIC INDX
BKFS	BLACK KNIGHT FINL SVCS INC CL A
BKH	BLACK HILLS CORP COM
BKHU	BLACK HILLS CORP EQUITY UNIT

BKJ	BANCORP NEW JERSEY INC NEW COM
BKK	BLACKROCK MUN 2020 TERM TR COM SHS
BKLN	POWERSHARES ETF TRUST II SENIOR LN PORT
BKMU	BANK MUTUAL CORP NEW COM
BKN	BLACKROCK INVT QUALITY MUN TR COM
BKS	BARNES & NOBLE INC COM
BKSC	BANK SOUTH CAROLINA CORP COM
BKT	BLACKROCK INCOME TR INC COM
BKU	BANKUNITED INC COM
BLBD	BLUE BIRD CORP COM
BLCM	BELLICUM PHARMACEUTICALS INC COM
BLD	TOPBUILD CORP COM
BLDP	BALLARD PWR SYS INC NEW COM
BLDR	BUILDERS FIRSTSOURCE INC COM
BLE	BLACKROCK MUNI INCOME TR II COM
BLFS	BIOLIFE SOLUTIONS INC COM NEW
BLH	BLACKROCK NY MUNI 2018 TERM TR COM
BLIN	BRIDGELINE DIGITAL INC COM NEW
BLJ	BLACKROCK NJ MUNICIPAL BOND TR COM
BLK	BLACKROCK INC COM
BLKB	BLACKBAUD INC COM
BLL	BALL CORP COM
BLMN	BLOOMIN BRANDS INC COM
BLMT	BSB BANCORP INC MD COM
BLNG	BARCLAYS BK PLC IPATH METALETN
BLOX	INFOBLOX INC COM
BLPH	BELLEROPHON THERAPEUTICS INC COM
BLRX	BIOLINERX LTD SPONSORED ADR
BLUE	BLUEBIRD BIO INC COM
BLV	VANGUARD BD INDEX FD INC LONG TERM BOND
BLVD	BOULEVARD ACQUISITION CL A
BLVDU	BOULEVARD ACQUISITION UNIT EX 000000
BLVDW	BOULEVARD ACQUISITION WT EXP 092520
BLW	BLACKROCK LTD DURATION INC TR COM SHS
BLX	BANCO LATINOAMERICANO DE COME SHS E
BMA	BANCO MACRO SA SPON ADR B
BMCH	BMC STK HLDGS INC COM
BME	BLACKROCK HEALTH SCIENCES TR COM
BMI	BADGER METER INC COM
BML-G	BANK AMER CORP PFD1/1200 SR1
BML-H	BANK AMER CORP PFD 1/1200SER2
BML-I	BANK AMER CORP PFD 1/1200SER3
BML-J	BANK AMER CORP PFD DP1/1200 4
BML-L	BANK AMER CORP PFD 1/1200SER5
BMLA	RECON CAP SER TR BULLMARK LATAM
BMO	BANK MONTREAL QUE COM
BMRC	BANK OF MARIN BANCORP COM

BMRN	BIOMARIN PHARMACEUTICAL INC COM
BMS	BEMIS INC COM
BMTC	BRYN MAWR BK CORP COM
BMY	BRISTOL MYERS SQUIBB CO COM
BNCL	BENEFICIAL BANCORP INC COM
BNCN	BNC BANCORP COM
BND	VANGUARD BD INDEX FD INC TOTAL BND MRKT
BNDS	SPDR SERIES TRUST BRCLYS AGG ETF
BNDX	VANGUARD CHARLOTTE FDS INTL BD IDX ETF
BNED	BARNES & NOBLE ED INC COM
BNFT	BENEFITFOCUS INC COM
BNJ	BLACKROCK N J MUN INCOME TR SH BEN INT
BNK	C1 FINL INC COM
BNO	UNITED STS BRENT OIL FD LP UNIT
BNS	BANK N S HALIFAX COM
BNSO	BONSO ELECTRS INTL INC COM PAR $0.003
BNTC	BENITEC BIOPHARMA LTD SPONS ADR NEW
BNTCW	BENITEC BIOPHARMA LTD WT EXP 081420
BNY	BLACKROCK N Y MUN INCOME TR SH BEN INT
BOBE	BOB EVANS FARMS INC COM
BOCH	BANK COMM HLDGS COM
BOE	BLACKROCK GLOBAL OPP EQTY TR COM
BOFI	BOFI HLDG INC COM
BOFIL	BOFI HLDG INC SUB NT
BOH	BANK HAWAII CORP COM
BOI	BROOKFIELD MTG OPP INC FD INC COM
BOIL	PROSHARES TR II ULT BLMBRG NT GS
BOJA	BOJANGLES INC COM
BOKF	BOK FINL CORP COM NEW
BOKFL	BOK FINL CORP SUB NTS
BOM	DEUTSCHE BK AG LONDON BRH DB BASE MET DBL
BOND	PIMCO ETF TR TTL RTN ACTV ETF
BONT	BON-TON STORES INC COM
BOOM	DYNAMIC MATLS CORP COM
BOOT	BOOT BARN HLDGS INC COM
BORN	CHINA NEW BORUN CORP ADR
BOS	DEUTSCHE BK AG LONDON BRH DB BASE MET SHRT
BOSC	BOS BETTER ONLINE SOLUTIONS SHS NEW NIS 80
BOTJ	BANK OF THE ST JAMES FINL GP COM
BOX	BOX INC CL A
BOXC	BROOKFIELD CDA OFFICE PPTYS TR UNIT
BP	BP PLC SPONSORED ADR
BPFH	BOSTON PRIVATE FINL HLDGS INC COM
BPFHP	BOSTON PRIVATE FINL HLDGS INC DEP SHS
BPFHW	BOSTON PRIVATE FINL HLDGS INC WT EXP 112118
BPI	BRIDGEPOINT ED INC COM
BPK	BLACKROCK MUNI 2018 TERM TR COM

BPL	BUCKEYE PARTNERS L P UNIT LTD PARTN
BPMC	BLUEPRINT MEDICINES CORP COM
BPMX	BIOPHARMX CORP COM
BPOP	POPULAR INC COM NEW
BPOPM	POPULAR CAP TR II PFD GTD 6.125%
BPOPN	POPULAR CAP TR I PFD 6.70% GTD
BPT	BP PRUDHOE BAY RTY TR UNIT BEN INT
BPTH	BIO PATH HOLDINGS INC COM
BPY	BROOKFIELD PPTY PARTNERS L P UNIT LTD PARTN
BQH	BLACKROCK NY MUNICIPAL BOND TR COM
BR	BROADRIDGE FINL SOLUTIONS INC COM
BRAQ	GLOBAL X FDS GLB X BRAZ CON
BRAZ	GLOBAL X FDS BRAZIL MID CAP
BRC	BRADY CORP CL A
BRCD	BROCADE COMMUNICATIONS SYS INC COM NEW
BREW	CRAFT BREW ALLIANCE INC COM
BRF	VANECK VECTORS ETF TR BRAZIL SMALL CP
BRFS	BRF SA SPONSORED ADR
BRG	BLUEROCK RESIDENTIAL GRW REIT COM CL A
BRG-A	BLUEROCK RESIDENTIAL GRW REIT RED PFD SER A
BRID	BRIDGFORD FOODS CORP COM
BRK.A	BERKSHIRE HATHAWAY INC DEL CL A
BRK.B	BERKSHIRE HATHAWAY INC DEL CL B NEW
BRKL	BROOKLINE BANCORP INC DEL COM
BRKR	BRUKER CORP COM
BRKS	BROOKS AUTOMATION INC COM
BRN	BARNWELL INDS INC COM
BRO	BROWN & BROWN INC COM
BRS	BRISTOW GROUP INC COM
BRSS	GLOBAL BRASS & COPPR HLDGS INC COM
BRT	BRT RLTY TR SH BEN INT NEW
BRX	BRIXMOR PPTY GROUP INC COM
BRZU	DIREXION SHS ETF TR BRZ BL 3X SH NEW
BSAC	BANCO SANTANDER CHILE NEW SP ADR REP COM
BSBR	BANCO SANTANDER BRASIL S A ADS REP 1 UNIT
BSCG	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2016
BSCH	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2017
BSCI	CLAYMORE EXCHANGE TRD FD TR GUG BULL2018 E
BSCJ	CLAYMORE EXCHANGE TRD FD TR GUG BULL2019 E
BSCK	CLAYMORE EXCHANGE TRD FD TR GUG BULL2020 E
BSCL	CLAYMORE EXCHANGE TRD FD TR GUGG BULSH 2021
BSCM	CLAYMORE EXCHANGE TRD FD TR GUGG BULSH 2022
BSCN	CLAYMORE EXCHANGE TRD FD TR 2023 CORP BOND
BSCO	CLAYMORE EXCHANGE TRD FD TR 2024 CORP BOND
BSCP	CLAYMORE EXCHANGE TRD FD TR GUGENHIM 2025
BSD	BLACKROCK STRATEGIC MUN TR COM
BSE	BLACKROCK NY MUNI INC QLTY TR COM

BSET	BASSETT FURNITURE INDS INC COM
BSF	BEAR ST FINL INC COM
BSFT	BROADSOFT INC COM
BSJG	CLAYMORE EXCHANGE TRD FD TR GUG BLT2016 HY
BSJH	CLAYMORE EXCHANGE TRD FD TR GUG BLT2017 HY
BSJI	CLAYMORE EXCHANGE TRD FD TR GUG BLT2018 HY
BSJJ	CLAYMORE EXCHANGE TRD FD TR GUG BUL 2019 HY
BSJK	CLAYMORE EXCHANGE TRD FD TR GUG BUL 2020 HY
BSJL	CLAYMORE EXCHANGE TRD FD TR 2021 HG YLD CB
BSJM	CLAYMORE EXCHANGE TRD FD TR 2022 HG YLD CB
BSJN	CLAYMORE EXCHANGE TRD FD TR GUGENHIM 2023
BSL	BLACKSTONE GSO FLTING RTE FUND COM
BSM	BLACK STONE MINERALS L P COM UNIT
BSMX	GRUPO FINANCIERO SANTANDER MEX SPON ADR SHS B
BSPM	BIOSTAR PHARMACEUTICALS INC COM PAR
BSQR	BSQUARE CORP COM NEW
BSRR	SIERRA BANCORP COM
BST	BLACKROCK SCIENCE & TECH TR SHS
BSTC	BIOSPECIFICS TECHNOLOGIES CORP COM
BSTG	BIOSTAGE INC COM
BSV	VANGUARD BD INDEX FD INC SHORT TRM BOND
BSX	BOSTON SCIENTIFIC CORP COM
BT	BT GROUP PLC ADR
BTA	BLACKROCK LONG-TERM MUNI ADVNT COM
BTAL	FQF TR QUANT NEUT ANT
BTE	BAYTEX ENERGY CORP COM
BTG	B2GOLD CORP COM
BTI	BRITISH AMERN TOB PLC SPONSORED ADR
BTN	BALLANTYNE STRONG INC COM
BTO	HANCOCK JOHN FINL OPPTYS FD SH BEN INT NEW
BTT	BLACKROCK MUN 2030 TAR TERM TR COM SHS BEN IN
BTX	BIOTIME INC COM
BTX+	BIOTIME INC WT EXP 100118
BTZ	BLACKROCK CR ALLCTN INC TR COM
BUD	ANHEUSER BUSCH INBEV SA/NV SPONSORED ADR
BUFF	BLUE BUFFALO PET PRODS INC COM
BUI	BLACKROCK UTIL & INFRASTRCTURE COM
BUNL	DEUTSCHE BK AG LONDON BRH DB GERMAN BD FUT
BUNT	DEUTSCHE BK AG LONDON BRH DB 3X GERMAN BD
BUR	BURCON NUTRASCIENCE CORP COM
BURL	BURLINGTON STORES INC COM
BUSE	FIRST BUSEY CORP COM NEW
BUZ	ALPS ETF TR SPROTT BUZZ SO
BV	BAZAARVOICE INC COM
BVA	CORDIA BANCORP INC COM
BVN	COMPANIA DE MINAS BUENAVENTURA SPONSORED ADR
BVSN	BROADVISION INC COM PAR $.001

BVX	BOVIE MEDICAL CORP COM
BVXV	BIONDVAX PHARMACEUTICALS LTD SPOND ADS
BVXVW	BIONDVAX PHARMACEUTICALS LTD WT EXP 050119
BW	BABCOCK & WILCOX ENTERPRIS INC COM
BWA	BORGWARNER INC COM
BWEN	BROADWIND ENERGY INC COM NEW
BWFG	BANKWELL FINL GROUP INC COM
BWG	LEGG MASON BW GLB INC OPP FD COM
BWINA	BALDWIN & LYONS INC CL A
BWINB	BALDWIN & LYONS INC CL B
BWL.A	BOWL AMER INC CL A
BWLD	BUFFALO WILD WINGS INC COM
BWP	BOARDWALK PIPELINE PARTNERS LP UT LTD PARTNER
BWV	BARCLAYS BK PLC ETN CBOE SPBUY
BWX	SPDR SERIES TRUST BRCLYS INTL ETF
BWXT	BWX TECHNOLOGIES INC COM
BWZ	SPDR SERIES TRUST SHRT INTL ETF
BX	BLACKSTONE GROUP L P COM UNIT LTD
BXC	BLUELINX HLDGS INC COM NEW
BXE	BELLATRIX EXPLORATION LTD COM
BXMT	BLACKSTONE MTG TR INC COM CL A
BXMX	NUVEEN S&P 500 BUY-WRITE INC COM
BXP	BOSTON PROPERTIES INC COM
BXP-B	BOSTON PROPERTIES INC DEP 1/100 PF B
BXS	BANCORPSOUTH INC COM
BYBK	BAY BANCORP INC COM
BYD	BOYD GAMING CORP COM
BYFC	BROADWAY FINL CORP DEL COM
BYLD	ISHARES TR YLD OPTIM BD
BYM	BLACKROCK MUNICIPL INC QLTY TR COM
BZF	WISDOMTREE TR BRAZILN RL FD
BZH	BEAZER HOMES USA INC COM NEW
BZM	BLACKROCK MD MUNICIPAL BOND TR COM
BZQ	PROSHARES TR ULT MSCIBZL CAPP
BZUN	BAOZUN INC SPONSORED ADR
C	CITIGROUP INC COM NEW
C+A	CITIGROUP INC WT EXP 010419
C-C	CITIGROUP INC DEP SHS 1/1000 C
C-J	CITIGROUP INC DEP SHS 1/1000 J
C-K	CITIGROUP INC DEP SHS RP PFD K
C-L	CITIGROUP INC DEP 1/1000 PFD L
C-N	CITIGROUP CAP XIII TR PFD SECS
C-P	CITIGROUP INC DEP SHS PFD AA
C-S	CITIGROUP INC DEP SHS PFD S
CA	CA INC COM
CAA	CALATLANTIC GROUP INC COM
CAAS	CHINA AUTOMOTIVE SYS INC COM

CAB	CABELAS INC COM
CABO	CABLE ONE INC COM
CAC	CAMDEN NATL CORP COM
CACB	CASCADE BANCORP COM NEW
CACC	CREDIT ACCEP CORP MICH COM
CACI	CACI INTL INC CL A
CACQ	CAESARS ACQUISITION CO CL A
CADC	CHINA ADVANCED CONSTR MATLS GP COM NEW
CADT	DT ASIA INVTS LTD SHS
CADTR	DT ASIA INVTS LTD RTS
CADTU	DT ASIA INVTS LTD UNT 1SHS 1RT 1WT
CADTW	DT ASIA INVTS LTD WT EXP 032921
CAE	CAE INC COM
CAF	MORGAN STANLEY CHINA A SH FD COM
CAFD	8POINT3 ENERGY PARTNERS LP CL A RPT LTDPT
CAFE	BARCLAYS BK PLC IPT COFFEE ETN
CAG	CONAGRA FOODS INC COM
CAH	CARDINAL HEALTH INC COM
CAI	CAI INTERNATIONAL INC COM
CAJ	CANON INC SPONSORED ADR
CAKE	CHEESECAKE FACTORY INC COM
CAL	CALERES INC COM
CALA	CALITHERA BIOSCIENCES INC COM
CALD	CALLIDUS SOFTWARE INC COM
CALI	CHINA AUTO LOGISTICS INC COM NEW
CALL	MAGICJACK VOCALTEC LTD SHS
CALM	CAL MAINE FOODS INC COM NEW
CALX	CALIX INC COM
CAMP	CALAMP CORP COM
CAMT	CAMTEK LTD ORD
CANE	TEUCRIUM COMMODITY TR SUGAR FD
CANF	CAN-FITE BIOPHARMA LTD SPONSORED ADR
CAPE	BARCLAYS BK PLC BARC ETN+SHILL
CAPL	CROSSAMERICA PARTNERS LP UT LTD PTN INT
CAPN	CAPNIA INC COM
CAPNW	CAPNIA INC WT EXP 111219
CAPR	CAPRICOR THERAPEUTICS INC COM
CAPX	ELKHORN ETF TR S&P 500 CAP EX
CAR	AVIS BUDGET GROUP COM
CARA	CARA THERAPEUTICS INC COM
CARB	CARBONITE INC COM
CARO	CAROLINA FINL CORP NEW COM
CART	CAROLINA TR BK LINCOLNTON NC COM
CARV	CARVER BANCORP INC COM NEW
CARZ	FIRST TR EXCHANGE TRADED FD II AUTO INDEX FD
CAS	CASTLE A M & CO COM
CASC	CASCADIAN THERAPEUTICS INC COM

CASH	META FINL GROUP INC COM
CASI	CASI PHARMACEUTICALS INC COM
CASM	CAS MED SYS INC COM PAR $0.004
CASS	CASS INFORMATION SYS INC COM
CASY	CASEYS GEN STORES INC COM
CAT	CATERPILLAR INC DEL COM
CATB	CATABASIS PHARMACEUTICALS INC COM
CATH	GLOBAL X FDS S&P 500 CATHOLIC
CATM	CARDTRONICS INC COM
CATO	CATO CORP NEW CL A
CATY	CATHAY GEN BANCORP COM
CATYW	CATHAY GEN BANCORP WT EXP 120518
CAVM	CAVIUM INC COM
CAW	CCA INDS INC COM
CB	CHUBB LIMITED COM
CBA	CLEARBRIDGE AMERN ENERG MLP FD COM
CBAK	CHINA BAK BATTERY INC COM NEW
CBAN	COLONY BANKCORP INC COM
CBAY	CYMABAY THERAPEUTICS INC COM
CBB	CINCINNATI BELL INC NEW COM
CBB-B	CINCINNATI BELL INC NEW PFD CV DEP1/20
CBD	COMPANHIA BRASILEIRA DE DISTRB SPN ADR PFD CL A
CBF	CAPITAL BK FINL CORP CL A COM
CBFV	CB FINL SVCS INC COM
CBG	CBRE GROUP INC CL A
CBI	CHICAGO BRIDGE & IRON CO N V COM
CBIO	CATALYST BIOSCIENCES INC COM
CBK	CHRISTOPHER & BANKS CORP COM
CBL	CBL & ASSOC PPTYS INC COM
CBL-D	CBL & ASSOC PPTYS INC PFD 1/10 SER D
CBL-E	CBL & ASSOC PPTYS INC DEP 1/10TH PFD
CBLI	CLEVELAND BIOLABS INC COM NEW
CBM	CAMBREX CORP COM
CBMG	CELLULAR BIOMEDICINE GROUP INC COM NEW
CBMX	COMBIMATRIX CORPORATION COM PAR
CBMXW	COMBIMATRIX CORPORATION WT EXP 031821
CBND	SPDR SERIES TRUST BRC ISSUER SCORD
CBNK	CHICOPEE BANCORP INC COM
CBOE	CBOE HLDGS INC COM
CBON	VANECK VECTORS ETF TR CHINAAMC CHINA B
CBPO	CHINA BIOLOGIC PRODS INC COM
CBPX	CONTINENTAL BLDG PRODS INC COM
CBR	CIBER INC COM
CBRL	CRACKER BARREL OLD CTRY STORE COM
CBS	CBS CORP NEW CL B
CBS.A	CBS CORP NEW CL A
CBSH	COMMERCE BANCSHARES INC COM

CBSHP	COMMERCE BANCSHARES INC DEP SHS RP PFD B
CBT	CABOT CORP COM
CBU	COMMUNITY BK SYS INC COM
CBYL	CARBYLAN THERAPEUTICS INC COM
CBZ	CBIZ INC COM
CC	CHEMOURS CO COM
CCA	MFS CALIF MUN FD COM
CCBG	CAPITAL CITY BK GROUP INC COM
CCC	CALGON CARBON CORP COM
CCCL	CHINA CERAMICS CO LTD SHS NEW
CCCR	CHINA COML CR INC COM
CCD	CALAMOS DYNAMIC CONV & INCOME COM
CCE	COCA COLA EUROPEAN PARTNERS P SHS
CCF	CHASE CORP COM
CCI	CROWN CASTLE INTL CORP NEW COM
CCI-A	CROWN CASTLE INTL CORP NEW CNV PFD STK SR A
CCIH	CHINACACHE INTL HLDG LTD SPON ADR
CCJ	CAMECO CORP COM
CCK	CROWN HOLDINGS INC COM
CCL	CARNIVAL CORP PAIRED CTF
CCLP	CSI COMPRESSCO LP COM UNIT
CCM	CONCORD MED SVCS HLDGS LTD SPON ADR CL A
CCMP	CABOT MICROELECTRONICS CORP COM
CCNE	CNB FINL CORP PA COM
CCO	CLEAR CHANNEL OUTDOOR HLDGS IN CL A
CCOI	COGENT COMMUNICATIONS HLDGS IN COM NEW
CCP	CARE CAP PPTYS INC COM
CCRC	CHINA CUST RELATIONS CNTR INC COM
CCRN	CROSS CTRY HEALTHCARE INC COM
CCS	CENTURY CMNTYS INC COM
CCU	COMPANIA CERVECERIAS UNIDAS SA SPONSORED ADR
CCUR	CONCURRENT COMPUTER CORP NEW COM PAR $.01
CCV	COMCAST CORP NEW NT 61
CCX	WISDOMTREE TR DREYFUS CMM FD
CCXE	WISDOMTREE TR COMM COUNTRY EQ
CCXI	CHEMOCENTRYX INC COM
CCZ	COMCAST HOLDINGS CORP ZONES CV2% PCS
CDC	VICTORY PORTFOLIOS II CEMP US EQ INCOM
CDE	COEUR MNG INC COM NEW
CDI	C D I CORP COM
CDK	CDK GLOBAL INC COM
CDL	VICTORY PORTFOLIOS II CEMP US LARGE CA
CDNA	CAREDX INC COM
CDNS	CADENCE DESIGN SYSTEM INC COM
CDOR	CONDOR HOSPITALITY TR INC COM
CDR	CEDAR REALTY TRUST INC COM NEW
CDR-B	CEDAR REALTY TRUST INC PFD-B 7.25%

CDTI	CLEAN DIESEL TECHNOLOGIES INC COM PAR $.01
CDTX	CIDARA THERAPEUTICS INC COM
CDW	CDW CORP COM
CDXC	CHROMADEX CORP COM NEW
CDXS	CODEXIS INC COM
CDZI	CADIZ INC COM NEW
CE	CELANESE CORP DEL COM SER A
CEA	CHINA EASTN AIRLS LTD SPON ADR CL H
CEB	CEB INC COM
CECE	CECO ENVIRONMENTAL CORP COM
CECO	CAREER EDUCATION CORP COM
CEE	CENTRAL EUR RUSS & TURK FD INC COM
CEF	CENTRAL FD CDA LTD CL A
CEFL	UBS AG LONDON BRH ETRACS MTH 2XLV
CEL	CELLCOM ISRAEL LTD SHS
CELG	CELGENE CORP COM
CELGZ	CELGENE CORP CONTIN VAL RT
CELP	CYPRESS ENERGY PARTNERS LP LTD PARTNER INT
CEM	CLEARBRIDGE ENERGY MLP FD INC COM
CEMI	CHEMBIO DIAGNOSTICS INC COM NEW
CEMP	CEMPRA INC COM
CEN	CENTER COAST MLP & INFRSTR FD COM SHS
CENT	CENTRAL GARDEN & PET CO COM
CENTA	CENTRAL GARDEN & PET CO CL A NON-VTG
CENX	CENTURY ALUM CO COM
CEO	CNOOC LTD SPONSORED ADR
CEQP	CRESTWOOD EQUITY PARTNERS LP UNIT LTD PARTNER
CERC	CERECOR INC COM
CERCW	CERECOR INC WT EXP A 102018
CERCZ	CERECOR INC WT EXP B 040117
CERE	CERES INC COM NEW
CERN	CERNER CORP COM
CERS	CERUS CORP COM
CERU	CERULEAN PHARMA INC COM
CET	CENTRAL SECS CORP COM
CETC	HONGLI CLEAN ENERGY TECHNOLOGI COM
CETV	CENTRAL EUROPEAN MEDIA ENTRPRS CL A NEW
CETX	CEMTREX INC COM PAR $.001
CEV	EATON VANCE CA MUNI INCOME TR SH BEN INT
CEVA	CEVA INC COM
CEW	WISDOMTREE TR EMERG CUR STR FD
CEZ	VICTORY PORTFOLIOS II CMP EMG MK ETF
CF	CF INDS HLDGS INC COM
CFA	VICTORY PORTFOLIOS II CEMP US 500 VOLA
CFBK	CENTRAL FED CORP COM NEW
CFC-A	COUNTRYWIDE CAP IV PFD TR 6.75%
CFC-B	COUNTRYWIDE CAP V GTD CAP SEC 7%

CFCB	CENTRUE FINL CORP NEW COM NEW
CFCOU	CF CORP UNIT 1 SHS WT
CFD	NUVEEN DIVERSIFIED COMMODTY FD COM UT BEN INT
CFFI	C & F FINL CORP COM
CFFN	CAPITOL FED FINL INC COM
CFG	CITIZENS FINL GROUP INC COM
CFGE	CALAMOS ETF TR FOCUS GROWTH
CFI	CULP INC COM
CFMS	CONFORMIS INC COM
CFNB	CALIFORNIA FIRST NTNL BANCORP COM
CFNL	CARDINAL FINL CORP COM
CFO	VICTORY PORTFOLIOS II CEMP US 500 ENHA
CFR	CULLEN FROST BANKERS INC COM
CFR-A	CULLEN FROST BANKERS INC PERP PFD SER A %
CFRX	CONTRAFECT CORP COM
CFRXW	CONTRAFECT CORP WT EXP 013117
CFX	COLFAX CORP COM
CG	CARLYLE GROUP L P COM UTS LTD PTN
CGA	CHINA GREEN AGRICULTURE INC COM
CGEN	COMPUGEN LTD ORD
CGG	CGG SPONSORED ADR
CGI	CELADON GROUP INC COM
CGIX	CANCER GENETICS INC COM
CGNT	COGENTIX MED INC COM
CGNX	COGNEX CORP COM
CGO	CALAMOS GLOBAL TOTAL RETURN FD COM SH BEN INT
CGW	CLAYMORE EXCHANGE TRD FD TR 2 GUGG S&P GBL WTR
CH	ABERDEEN CHILE FD INC COM
CHA	CHINA TELECOM CORP LTD SPON ADR H SHS
CHAD	DIREXION SHS ETF TR CSI300 CHINA1X
CHAU	DIREXION SHS ETF TR CSI 300 BULL2X
CHCI	COMSTOCK HLDG COS INC CL A NEW
CHCO	CITY HLDG CO COM
CHCT	COMMUNITY HEALTHCARE TR INC COM
CHD	CHURCH & DWIGHT INC COM
CHDN	CHURCHILL DOWNS INC COM
CHE	CHEMED CORP NEW COM
CHEF	CHEFS WHSE INC COM
CHEK	CHECK CAP LTD SHS
CHEKW	CHECK CAP LTD WT EXP 022820
CHEP	FQF TR QUANT NEUT VAL
CHFC	CHEMICAL FINL CORP COM
CHFN	CHARTER FINL CORP MD COM
CHGG	CHEGG INC COM
CHH	CHOICE HOTELS INTL INC COM
CHI	CALAMOS CONV OPP AND INC FD SH BEN INT
CHIE	GLOBAL X FDS CHINA ENRG ETF

CHII	GLOBAL X FDS CHINA INDL ETF
CHIM	GLOBAL X FDS GBLX CHIMATL NEW
CHIQ	GLOBAL X FDS CHINA CONS ETF
CHIX	GLOBAL X FDS CHINA FINL ETF
CHK	CHESAPEAKE ENERGY CORP COM
CHK-D	CHESAPEAKE ENERGY CORP PFD CONV
CHKE	CHEROKEE INC DEL NEW COM
CHKP	CHECK POINT SOFTWARE TECH LTD ORD
CHKR	CHESAPEAKE GRANITE WASH TR COM SH BEN INT
CHL	CHINA MOBILE LIMITED SPONSORED ADR
CHMA	CHIASMA INC COM
CHMG	CHEMUNG FINL CORP COM
CHMI	CHERRY HILL MTG INVT CORP COM
CHMT	CHEMTURA CORP COM NEW
CHN	CHINA FD INC COM
CHNR	CHINA NATURAL RESOURCES INC COM
CHOC	BARCLAYS BK PLC IPTH PURE COCA
CHRS	COHERUS BIOSCIENCES INC COM
CHRW	C H ROBINSON WORLDWIDE INC COM NEW
CHS	CHICOS FAS INC COM
CHSCL	CHS INC CLASS B SER 4
CHSCM	CHS INC RED PFD SER3 CLB
CHSCN	CHS INC PFD B SR 2 RST
CHSCO	CHS INC PFD CL B
CHSCP	CHS INC PFD 8%
CHSP	CHESAPEAKE LODGING TR SH BEN INT
CHSP-A	CHESAPEAKE LODGING TR 7.75% PFD SER A
CHT	CHUNGHWA TELECOM CO LTD SPON ADR NEW11
CHTR	CHARTER COMMUNICATIONS INC NEW CL A
CHU	CHINA UNICOM (HONG KONG) LTD SPONSORED ADR
CHUY	CHUYS HLDGS INC COM
CHW	CALAMOS GBL DYN INCOME FUND COM
CHY	CALAMOS CONV & HIGH INCOME FD COM SHS
CI	CIGNA CORPORATION COM
CIA	CITIZENS INC CL A
CIB	BANCOLOMBIA S A SPON ADR PREF
CIBR	FIRST TR EXCHANGE TRADED FD II NASDAQ CYB ETF
CID	VICTORY PORTFOLIOS II CEMP INTL HIGH D
CIDM	CINEDIGM CORP COM NEW
CIE	COBALT INTL ENERGY INC COM
CIEN	CIENA CORP COM NEW
CIF	MFS INTERMEDIATE HIGH INC FD SH BEN INT
CIFC	CIFC LLC COM UNIT
CIG	COMPANHIA ENERGETICA DE MINAS SP ADR N-V PFD
CIG.C	COMPANHIA ENERGETICA DE MINAS SPONSORED ADR
CIGI	COLLIERS INTL GROUP INC SUB VTG SHS
CII	BLACKROCK ENH CAP & INC FD INC COM

CIK	CREDIT SUISSE ASSET MGMT INCOM COM
CIL	VICTORY PORTFOLIOS II CEMP INTL VOLATI
CIM	CHIMERA INVT CORP COM NEW
CINF	CINCINNATI FINL CORP COM
CINR	CINER RES LP COM UNIT LTD
CIO	CITY OFFICE REIT INC COM
CIR	CIRCOR INTL INC COM
CISG	CNINSURE INC SPONSORED ADR
CIT	CIT GROUP INC COM NEW
CIU	ISHARES TR INTERM CR BD ETF
CIVB	CIVISTA BANCSHARES INC COM NO PAR
CIVBP	CIVISTA BANCSHARES INC 6.50% PFD SER B
CIVI	CIVITAS SOLUTIONS INC COM
CIX	COMPX INTERNATIONAL INC CL A
CIZ	VICTORY PORTFOLIOS II CEMP DEVELOPED E
CIZN	CITIZENS HLDG CO MISS COM
CJES	C&J ENERGY SVCS LTD SHS
CJJD	CHINA JO-JO DRUGSTORES INC COM NEW
CJNK	SPDR SER TR SPDR BOFA CRSS
CKEC	CARMIKE CINEMAS INC COM
CKH	SEACOR HOLDINGS INC COM
CKX	CKX LANDS INC COM
CL	COLGATE PALMOLIVE CO COM
CLA	CAPITALA FIN CORP SR NT 061621
CLAC	CAPITOL ACQUISITION CORP III COM
CLACU	CAPITOL ACQUISITION CORP III UT 1 COM1/2 WT
CLACW	CAPITOL ACQUISITION CORP III WT EXP 101322
CLAW	DIREXION SHS ETF TR DALY HOM B&S BER
CLB	CORE LABORATORIES N V COM
CLBH	CAROLINA BK HLDGS INC GREENSBO COM
CLBS	CALADRIUS BIOSCIENCES INC COM
CLC	CLARCOR INC COM
CLCD	COLUCID PHARMACEUTICALS INC COM
CLCT	COLLECTORS UNIVERSE INC COM NEW
CLD	CLOUD PEAK ENERGY INC COM
CLDT	CHATHAM LODGING TR COM
CLDX	CELLDEX THERAPEUTICS INC NEW COM
CLF	CLIFFS NAT RES INC COM
CLFD	CLEARFIELD INC COM
CLGX	CORELOGIC INC COM
CLH	CLEAN HARBORS INC COM
CLI	MACK CALI RLTY CORP COM
CLIR	CLEARSIGN COMBUSTION CORP COM
CLLS	CELLECTIS S A SPONSORED ADS
CLM	CORNERSTONE STRATEGIC VALUE FD COM
CLMS	CALAMOS ASSET MGMT INC CL A
CLMT	CALUMET SPECIALTY PRODS PTNRS UT LTD PARTNER

CLNE	CLEAN ENERGY FUELS CORP COM
CLNT	CLEANTECH SOLUTIONS INTL INC COM NEW
CLNY	COLONY CAP INC CL A
CLNY-A	COLONY CAP INC PFD SER A 8.5%
CLNY-B	COLONY CAP INC PERP PFD SER B
CLNY-C	COLONY CAP INC CONV PFD-C
CLR	CONTINENTAL RESOURCES INC COM
CLRB	CELLECTAR BIOSCIENCES INC COM
CLRBW	CELLECTAR BIOSCIENCES INC WT EXP 082019
CLRBZ	CELLECTAR BIOSCIENCES INC WT EXP 040821
CLRO	CLEARONE INC COM
CLS	CELESTICA INC SUB VTG SHS
CLSD	CLEARSIDE BIOMEDICAL INC COM
CLSN	CELSION CORPORATION COM PAR $0.01
CLUB	TOWN SPORTS INTL HLDGS INC COM
CLVS	CLOVIS ONCOLOGY INC COM
CLW	CLEARWATER PAPER CORP COM
CLWT	EURO TECH HOLDINGS CO LTD SHS NEW
CLX	CLOROX CO DEL COM
CLY	ISHARES 10+ YR CR BD ETF
CLYH	ISHARES U S ETF TR INT RT HD 10YR
CM	CDN IMPERIAL BK COMM TORONTO O COM
CMA	COMERICA INC COM
CMA+	COMERICA INC WT EXP 111418
CMBS	ISHARES TR CMBS ETF
CMC	COMMERCIAL METALS CO COM
CMCM	CHEETAH MOBILE INC ADR
CMCO	COLUMBUS MCKINNON CORP N Y COM
CMCSA	COMCAST CORP NEW CL A
CMCT	CIM COML TR CORP COM
CMD	PROSHARES TR II ULSHT BLOOMB CMD
CMDT	ISHARES DOW JONES UBS ROLL SEL SHS BEN INT
CME	CME GROUP INC COM
CMF	ISHARES TR CALIF MUN BD ETF
CMFN	CM FIN INC COM
CMG	CHIPOTLE MEXICAN GRILL INC COM
CMI	CUMMINS INC COM
CMLS	CUMULUS MEDIA INC CL A
CMN	CANTEL MEDICAL CORP COM
CMO	CAPSTEAD MTG CORP COM NO PAR
CMO-E	CAPSTEAD MTG CORP PFD SER E
CMP	COMPASS MINERALS INTL INC COM
CMPR	CIMPRESS N V SHS EURO
CMRE	COSTAMARE INC SHS
CMRE-B	COSTAMARE INC PERP PFD SER B
CMRE-C	COSTAMARE INC PERP PFD SER C
CMRE-D	COSTAMARE INC PFD SER D

CMRX	CHIMERIX INC COM
CMS	CMS ENERGY CORP COM
CMS-B	CONSUMERS ENERGY CO PFD $4.50
CMT	CORE MOLDING TECHNOLOGIES INC COM
CMTL	COMTECH TELECOMMUNICATIONS CP COM NEW
CMU	MFS HIGH YIELD MUN TR SH BEN INT
CN	DBX ETF TR ALL CHINA EQT
CNA	CNA FINL CORP COM
CNAT	CONATUS PHARMACEUTICALS INC COM
CNBKA	CENTURY BANCORP INC MASS CL A NON VTG
CNC	CENTENE CORP DEL COM
CNCE	CONCERT PHARMACEUTICALS INC COM
CNCO	CENCOSUD S A SPONSORED ADS
CNCR	ETF SER SOLUTIONS LONCAR CANCER
CNDA	INDEXIQ ETF TR CAN SML CP ETF
CNET	CHINANET ONLINE HLDGS INC COM
CNFR	CONIFER HLDGS INC COM
CNHI	CNH INDL N V SHS
CNHX	CSOP ETF TR MSCI CHINA A I
CNI	CANADIAN NATL RY CO COM
CNIT	CHINA INFORMATION TECHNOLOGY COM
CNK	CINEMARK HOLDINGS INC COM
CNMD	CONMED CORP COM
CNNX	CONE MIDSTREAM PARTNERS LP COM UNIT REPST
CNO	CNO FINL GROUP INC COM
CNOB	CONNECTONE BANCORP INC NEW COM
CNP	CENTERPOINT ENERGY INC COM
CNQ	CANADIAN NAT RES LTD COM
CNR	CHINA METRO-RURAL HLDGS LTD SHS
CNS	COHEN & STEERS INC COM
CNSL	CONSOLIDATED COMM HLDGS INC COM
CNTF	CHINA TECHFAITH WIRLS COMM TEC SPON ADR NEW
CNTR	POWERSHARES ETF TR II CONTRARIAN OPP
CNTY	CENTURY CASINOS INC COM
CNV	CNOVA N V SHS
CNX	CONSOL ENERGY INC COM
CNXC	CNX COAL RES LP COM UNIT RP LP
CNXR	CONNECTURE INC COM
CNXT	VANECK VECTORS ETF TR CHINAAMC SME CHI
CNY	MORGAN STANLEY RENMIN/USD ETN
CNYD	CHINA YIDA HOLDINGS CO COM PAR $0.0001
CO	CHINA CORD BLOOD CORP SHS
COB	COMMUNITYONE BANCORP COM
COBO	PROSHARES TR USD COVERED BD
COBZ	COBIZ FINANCIAL INC COM
CODI	COMPASS DIVERSIFIED HOLDINGS SH BEN INT
COE	CHINA ONLINE ED GROUP SPONSORED ADR

COF	CAPITAL ONE FINL CORP COM
COF+	CAPITAL ONE FINL CORP WT EXP 111418
COF-C	CAPITAL ONE FINL CORP DEP SHS PFD C
COF-D	CAPITAL ONE FINL CORP DEP SHS 1/40
COF-F	CAPITAL ONE FINL CORP PFD SER F
COF-P	CAPITAL ONE FINL CORP DEP SHS 1/40TH
COG	CABOT OIL & GAS CORP COM
COH	COACH INC COM
COHR	COHERENT INC COM
COHU	COHU INC COM
COKE	COCA COLA BOTTLING CO CONS COM
COL	ROCKWELL COLLINS INC COM
COLB	COLUMBIA BKG SYS INC COM
COLL	COLLEGIUM PHARMACEUTICAL INC COM
COLM	COLUMBIA SPORTSWEAR CO COM
COMM	COMMSCOPE HLDG CO INC COM
COMT	ISHARES U S ETF TR COMMOD SEL STG
CONE	CYRUSONE INC COM
CONN	CONNS INC COM
COO	COOPER COS INC COM NEW
COOL	MAJESCO ENTERTAINMENT CO COM PAR $.001
COP	CONOCOPHILLIPS COM
COPX	GLOBAL X FDS GLOBAL X COPPER
COR	CORESITE RLTY CORP COM
COR-A	CORESITE RLTY CORP PFD SER A
CORE	CORE MARK HOLDING CO INC COM
CORI	CORIUM INTL INC COM
CORN	TEUCRIUM COMMODITY TR CORN FD SHS
CORP	PIMCO ETF TR INV GRD CRP BD
CORR	CORENERGY INFRASTRUCTURE TR IN COM NEW
CORR-A	CORENERGY INFRASTRUCTURE TR IN DEP SHS REPSTG
CORT	CORCEPT THERAPEUTICS INC COM
COSI	COSI INC COM NEW
COST	COSTCO WHSL CORP NEW COM
COT	COTT CORP QUE COM
COTV	COTIVITI HLDGS INC COM
COTY	COTY INC COM CL A
COVS	COVISINT CORP COM
COW	BARCLAYS BANK PLC ETN DJUBSLVSTK37
COWN	COWEN GROUP INC NEW CL A
COWNL	COWEN GROUP INC NEW SR NT 8.25%
COYN	COPSYNC INC COM NEW
COYNW	COPSYNC INC WT EXP 111220
CP	CANADIAN PAC RY LTD COM
CPA	COPA HOLDINGS SA CL A
CPAC	CEMENTOS PACASMAYO S A A SPON ADR REP 5
CPAH	COUNTERPATH CORP COM PAR $0.001

CPB	CAMPBELL SOUP CO COM
CPE	CALLON PETE CO DEL COM
CPE-A	CALLON PETE CO DEL PFD SER A 10%
CPER	UNITED STS COMMODITY IDX FDTR CM REP COPP FD
CPF	CENTRAL PAC FINL CORP COM NEW
CPG	CRESCENT PT ENERGY CORP COM
CPGX	COLUMBIA PIPELINE GROUP INC COM
CPHC	CANTERBURY PARK HOLDING CORP COM
CPHD	CEPHEID COM
CPHI	CHINA PHARMA HLDGS INC COM
CPHR	CIPHER PHARMACEUTICALS INC COM
CPI	INDEXIQ ETF TR IQ REAL RTN ETF
CPIX	CUMBERLAND PHARMACEUTICALS INC COM
CPK	CHESAPEAKE UTILS CORP COM
CPL	CPFL ENERGIA S A SPONSORED ADR
CPLA	CAPELLA EDUCATION COMPANY COM
CPLP	CAPITAL PRODUCT PARTNERS L P COM UNIT LP
CPN	CALPINE CORP COM NEW
CPPL	COLUMBIA PIPELINE PARTNERS LP COM UT REPSTG
CPRT	COPART INC COM
CPRX	CATALYST PHARMACEUTICALS INC COM
CPS	COOPER STD HLDGS INC COM
CPSH	CPS TECHNOLOGIES CORP COM
CPSI	COMPUTER PROGRAMS & SYS INC COM
CPSS	CONSUMER PORTFOLIO SVCS INC COM
CPST	CAPSTONE TURBINE CORP COM NEW
CPT	CAMDEN PPTY TR SH BEN INT
CPTA	CAPITALA FIN CORP COM
CPXX	CELATOR PHARMACEUTICALS INC COM
CQH	CHENIERE ENERGY PTNRS LP HLDGC COM REP LLC IN
CQP	CHENIERE ENERGY PARTNERS LP COM UNIT
CQQQ	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CHN TECH
CR	CRANE CO COM
CRAI	CRA INTL INC COM
CRAK	VANECK VECTORS ETF TR OIL REFINERS ETF
CRAY	CRAY INC COM NEW
CRBN	ISHARES TR MSCI LW CRB TG
CRBP	CORBUS PHARMACEUTICALS HLDGS COM
CRC	CALIFORNIA RES CORP COM NEW
CRCM	CARE COM INC COM
CRD.A	CRAWFORD & CO CL A
CRD.B	CRAWFORD & CO CL B
CRDS	CROSSROADS SYS INC COM PAR
CRDT	WISDOMTREE TR STRATEGIC CP BD
CRED	ISHARES TR CORE US CR BD
CREE	CREE INC COM
CREG	CHINA RECYCLING ENERGY CORP COM NEW

CRESY	CRESUD S A C I F Y A SPONSORED ADR
CRF	CORNERSTONE TOTAL RTRN FD INC COM
CRH	CRH PLC ADR
CRHM	CRH MEDICAL CORP COM
CRI	CARTER INC COM
CRIS	CURIS INC COM
CRK	COMSTOCK RES INC COM NEW
CRL	CHARLES RIV LABS INTL INC COM
CRM	SALESFORCE COM INC COM
CRMD	CORMEDIX INC COM
CRME	CARDIOME PHARMA CORP COM NO PAR
CRMT	AMERICAS CAR MART INC COM
CRNT	CERAGON NETWORKS LTD ORD
CROC	PROSHARES TR II PROSHS U/SHAUS
CROP	INDEXIQ ETF TR GLB AGRI SM CP
CROX	CROCS INC COM
CRR	CARBO CERAMICS INC COM
CRS	CARPENTER TECHNOLOGY CORP COM
CRT	CROSS TIMBERS RTY TR TR UNIT
CRTN	CARTESIAN INC COM
CRTO	CRITEO S A SPONS ADS
CRUS	CIRRUS LOGIC INC COM
CRVL	CORVEL CORP COM
CRVP	CRYSTAL ROCK HLDGS INC COM
CRVS	CORVUS PHARMACEUTICALS INC COM
CRWS	CROWN CRAFTS INC COM
CRY	CRYOLIFE INC COM
CRZO	CARRIZO OIL & GAS INC COM
CS	CREDIT SUISSE GROUP SPONSORED ADR
CSA	VICTORY PORTFOLIOS II CEMP US SM CAP V
CSAL	COMMUNICATIONS SALES&LEAS INC COM
CSB	VICTORY PORTFOLIOS II CEMP US SM CAP H
CSBK	CLIFTON BANCORP INC COM
CSBR	CHAMPIONS ONCOLOGY INC COM NEW
CSC	COMPUTER SCIENCES CORP COM
CSCO	CISCO SYS INC COM
CSCR	CREDIT SUISSE NASSAU BRH X LNK COMM ROT
CSD	CLAYMORE EXCHANGE TRD FD TR GUGG S&P SPINOFF
CSF	VICTORY PORTFOLIOS II CEMP US DISCOVER
CSFL	CENTERSTATE BANKS INC COM
CSGP	COSTAR GROUP INC COM
CSGS	CSG SYS INTL INC COM
CSH	CASH AMER INTL INC COM
CSI	CUTWATER SELECT INCOME FD COM
CSII	CARDIOVASCULAR SYS INC DEL COM
CSIQ	CANADIAN SOLAR INC COM
CSJ	ISHARES TR 1-3 YR CR BD ETF

CSL	CARLISLE COS INC COM
CSLS	CREDIT SUISSE NASSAU BRH X LNG SHT EQUT
CSLT	CASTLIGHT HEALTH INC CL B
CSOD	CORNERSTONE ONDEMAND INC COM
CSPI	CSP INC COM
CSQ	CALAMOS STRATEGIC TOTL RETN FD COM SH BEN INT
CSRA	CSRA INC COM
CSS	CSS INDS INC COM
CST	CST BRANDS INC COM
CSTE	CAESARSTONE LTD ORD SHS
CSTM	CONSTELLIUM NV CL A
CSU	CAPITAL SR LIVING CORP COM
CSV	CARRIAGE SVCS INC COM
CSWC	CAPITAL SOUTHWEST CORP COM
CSWI	CSW INDUSTRIALS INC COM
CSX	CSX CORP COM
CTAA	QWEST CORP NT 7% 2056
CTAS	CINTAS CORP COM
CTB	COOPER TIRE & RUBR CO COM
CTBI	COMMUNITY TR BANCORP INC COM
CTF	NUVEEN LG/SHT COMMODITY TOTRTN COM UT BEN INT
CTG	COMPUTER TASK GROUP INC COM
CTHR	CHARLES & COLVARD LTD COM
CTIB	CTI INDUSTRIES CORP COM NEW
CTIC	CTI BIOPHARMA CORP COM
CTL	CENTURYLINK INC COM
CTLT	CATALENT INC COM
CTMX	CYTOMX THERAPEUTICS INC COM
CTNN	BARCLAYS BK PLC IPT COTTON ETN
CTO	CONSOLIDATED TOMOKA LD CO COM
CTQ	QWEST CORP NT 7.375% 51
CTR	CLEARBRIDGE ENERGY MLP TR FD COM
CTRE	CARETRUST REIT INC COM
CTRL	CONTROL4 CORP COM
CTRN	CITI TRENDS INC COM
CTRP	CTRIP COM INTL LTD AMERICAN DEP SHS
CTRV	CONTRAVIR PHARMACEUTICALS INC COM
CTS	CTS CORP COM
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CL A
CTSO	CYTOSORBENTS CORP COM NEW
CTT	CATCHMARK TIMBER TR INC CL A
CTU	QWEST CORP NT 7% 25
CTV	QWEST CORP NT 10/01/54
CTW	QWEST CORP NOTES 7.5%
CTWS	CONNECTICUT WTR SVC INC COM
CTX	QWEST CORP NT 52
CTXS	CITRIX SYS INC COM

CTY	QWEST CORP NT
CTZ	QWEST CORP NT
CUB	CUBIC CORP COM
CUBA	HERZFELD CARIBBEAN BASIN FD COM
CUBE	CUBESMART COM
CUBE-A	CUBESMART 7.75% RED PFD SH
CUBI	CUSTOMERS BANCORP INC COM
CUBI-C	CUSTOMERS BANCORP INC PFD-C FIX/FLT
CUBI-D	CUSTOMERS BANCORP INC PFD-D FIX/FLT
CUBI-E	CUSTOMERS BANCORP INC PFD CUM SER E
CUBN	COMMERCE UN BANCSHARES INC COM
CUBS	CUSTOMERS BANCORP INC SR NT 18
CUDA	BARRACUDA NETWORKS INC COM
CUI	CUI GLOBAL INC COM NEW
CUK	CARNIVAL PLC ADR
CUNB	CU BANCORP CALIF COM
CUO	CONTINENTAL MATLS CORP COM PAR $0.25
CUPM	BARCLAYS BK PLC IPT COPPER ETN
CUR	NEURALSTEM INC COM
CURE	DIREXION SHS ETF TR HEALTHCARE BUL
CUT	CLAYMORE EXCHANGE TRD FD TR 2 GUGG MSCI GB ETF
CUTR	CUTERA INC COM
CUZ	COUSINS PPTYS INC COM
CVA	COVANTA HLDG CORP COM
CVB	CORPORATE BACKED TR CTFS SER 02-6 7.75%
CVBF	CVB FINL CORP COM
CVCO	CAVCO INDS INC DEL COM
CVCY	CENTRAL VALLEY CMNTY BANCORP COM
CVE	CENOVUS ENERGY INC COM
CVEO	CIVEO CORP CDA COM
CVG	CONVERGYS CORP COM
CVGI	COMMERCIAL VEH GROUP INC COM
CVGW	CALAVO GROWERS INC COM
CVI	CVR ENERGY INC COM
CVLT	COMMVAULT SYSTEMS INC COM
CVLY	CODORUS VY BANCORP INC COM
CVM	CEL SCI CORP COM PAR $0.01
CVM+	CEL SCI CORP WT EXP 101118
CVO	CENVEO INC COM
CVR	CHICAGO RIVET & MACH CO COM
CVRR	CVR REFNG LP COMUNIT REP LT
CVRS	CORINDUS VASCULAR ROBOTICS INC COM
CVS	CVS HEALTH CORP COM
CVT	CVENT INC COM
CVTI	COVENANT TRANSN GROUP INC CL A
CVU	CPI AEROSTRUCTURES INC COM NEW
CVV	CVD EQUIPMENT CORP COM

CVX	CHEVRON CORP NEW COM
CVY	CLAYMORE EXCHANGE TRD FD TR GUG MULTI ASSET
CW	CURTISS WRIGHT CORP COM
CWAY	COASTWAY BANCORP INC COM
CWB	SPDR SERIES TRUST BRC CNV SECS ETF
CWBC	COMMUNITY WEST BANCSHARES COM
CWCO	CONSOLIDATED WATER CO INC ORD
CWEI	WILLIAMS CLAYTON ENERGY INC COM
CWI	SPDR INDEX SHS FDS MSCI ACWI EXUS
CWST	CASELLA WASTE SYS INC CL A
CWT	CALIFORNIA WTR SVC GROUP COM
CX	CEMEX SAB DE CV SPON ADR NEW
CXA	SPDR SERIES TRUST NUVN CALI MUNI
CXDC	CHINA XD PLASTICS CO LTD COM
CXE	MFS HIGH INCOME MUN TR SH BEN INT
CXH	MFS INVT GRADE MUN TR SH BEN INT
CXO	CONCHO RES INC COM
CXP	COLUMBIA PPTY TR INC COM NEW
CXRX	CONCORDIA HEALTHCARE CORP COM
CXSE	WISDOMTREE TR CHINADIV EX FI
CXW	CORRECTIONS CORP AMER NEW COM NEW
CY	CYPRESS SEMICONDUCTOR CORP COM
CYAD	CELYAD SA ADR
CYAN	CYANOTECH CORP COM PAR $0.02
CYB	WISDOMTREE TR CHINESE YUAN FD
CYBE	CYBEROPTICS CORP COM
CYBR	CYBERARK SOFTWARE LTD SHS
CYCC	CYCLACEL PHARMACEUTICALS INC COM PAR
CYCCP	CYCLACEL PHARMACEUTICALS INC PFD CONV EX 6%
CYD	CHINA YUCHAI INTL LTD COM
CYH	COMMUNITY HEALTH SYS INC NEW COM
CYHHZ	COMMUNITY HEALTH SYS INC NEW CONTINGENT VL RT
CYNA	CYNAPSUS THERAPEUTICS INC COM PAR NO PAR
CYNO	CYNOSURE INC CL A
CYOU	CHANGYOU COM LTD ADS REP CL A
CYRN	CYREN LTD SHS
CYRX	CRYOPORT INC COM PAR $0.001
CYRXW	CRYOPORT INC WT EXP 072920
CYS	CYS INVTS INC COM
CYS-A	CYS INVTS INC CUM REDEEMABLE P
CYS-B	CYS INVTS INC PFD SER B
CYTK	CYTOKINETICS INC COM NEW
CYTR	CYTRX CORP COM PAR $.001
CYTX	CYTORI THERAPEUTICS INC COM NEW
CYTXW	CYTORI THERAPEUTICS INC WT EXP 120918
CZA	CLAYMORE EXCHANGE TRD FD TR GUG MIDCAP CORE
CZFC	CITIZENS FIRST CORP COM

CZNC	CITIZENS & NORTHN CORP COM
CZR	CAESARS ENTMT CORP COM
CZWI	CITIZENS CMNTY BANCORP INC MD COM
CZZ	COSAN LTD SHS A
D	DOMINION RES INC VA NEW COM
DAC	DANAOS CORPORATION SHS
DAG	DEUTSCHE BK AG LDN BRH DB AGRIC DBL LN
DAIO	DATA I O CORP COM
DAKP	DAKOTA PLAINS HLDGS INC COM
DAKT	DAKTRONICS INC COM
DAL	DELTA AIR LINES INC DEL COM NEW
DAN	DANA HLDG CORP COM
DANG	E-COMMERCE CHINA DANGDANG INC SPN ADS COM A
DAR	DARLING INGREDIENTS INC COM
DATA	TABLEAU SOFTWARE INC CL A
DAVE	FAMOUS DAVES AMER INC COM
DAX	RECON CAP SER TR RECON CAP DAX GE
DB	DEUTSCHE BANK AG NAMEN AKT
DBA	POWERSHS DB MULTI SECT COMM TR PS DB AGRICUL FD
DBAP	DBX ETF TR DB XTR MSCI PAC
DBAU	DBX ETF TR XTRCK MSC AUSTLA
DBAW	DBX ETF TR EX US HDG EQTY
DBB	POWERSHS DB MULTI SECT COMM TR DB BASE METALS
DBBR	DBX ETF TR XTRAK MSCI BRAZL
DBC	POWERSHARES DB CMDTY IDX TRACK UNIT BEN INT
DBD	DIEBOLD INC COM
DBE	POWERSHS DB MULTI SECT COMM TR DB ENERGY FUND
DBEF	DBX ETF TR XTRAK MSCI EAFE
DBEM	DBX ETF TR XTRAK MSCI EMKT
DBES	DBX ETF TR XTRCK MSC EAF SM
DBEU	DBX ETF TR DB XTR MSCI EUR
DBEZ	DBX ETF TR MSCI EUROZONE HD
DBGR	DBX ETF TR DX TRACKR GERMN
DBIF	DBX ETF TR SP HDG GLB INF
DBIT	DBX ETF TR XTRCK MSCI ITALY
DBJP	DBX ETF TR XTRAK MSCI JAPN
DBKO	DBX ETF TR ST KOREA HD FD
DBL	DOUBLELINE OPPORTUNISTIC CR FD COM
DBMX	DBX ETF TR MEX HDG EQ FD
DBO	POWERSHS DB MULTI SECT COMM TR DB OIL FUND
DBP	POWERSHS DB MULTI SECT COMM TR DB PREC MTLS
DBRE	DBX ETF TR DJ HDG INT RL
DBS	POWERSHS DB MULTI SECT COMM TR DB SILVER FUND
DBSE	DBX ETF TR XTRCK MSC EUROPE
DBSP	DBX ETF TR XTRCK MSCI SPAIN
DBU	WISDOMTREE TR GLB EX US UTILIT
DBUK	DBX ETF TR DB XTRAKR MSCI

DBV	POWERSHARES DB G10 CURCY HARVS COM UT BEN INT
DBVT	DBV TECHNOLOGIES S A SPONSORED ADR
DCA	VIRTUS TOTAL RETURN FD COM
DCI	DONALDSON INC COM
DCIX	DIANA CONTAINERSHIPS INC SHS NEW
DCM	NTT DOCOMO INC SPONS ADR
DCNG	BARCLAYS BK PLC IPTH NAT GAS
DCO	DUCOMMUN INC DEL COM
DCOM	DIME CMNTY BANCSHARES COM
DCT	DCT INDUSTRIAL TRUST INC COM NEW
DCTH	DELCATH SYS INC COM NEW
DCUB	DOMINION RES INC VA NEW CRP UNIT 2013 B
DCUC	DOMINION RES INC VA NEW CRP UNIT 2014 A
DD	DU PONT E I DE NEMOURS & CO COM
DD-A	DU PONT E I DE NEMOURS & CO PFD $3.50
DD-B	DU PONT E I DE NEMOURS & CO PFD $4.50
DDBI	LEGG MASON ETF EQUITY TR DEV EX US ETF
DDC	DOMINION DIAMOND CORP COM
DDD	3-D SYS CORP DEL COM NEW
DDE	DOVER DOWNS GAMING & ENTMT INC COM
DDF	DELAWARE INVTS DIV & INCOME FD COM
DDG	PROSHARES TR PSHS SHT OIL&GAS
DDM	PROSHARES TR PSHS ULTRA DOW30
DDP	DEUTSCHE BK AG LDN BRH DB COMMOD SHRT
DDR	DDR CORP COM
DDR-J	DDR CORP DEPSHS1/20 CLJ
DDR-K	DDR CORP DEP 1/20TH CL K
DDS	DILLARDS INC CL A
DDT	DILLARDS CAP TR I CAP SECS 7.5%
DE	DEERE & CO COM
DEA	EASTERLY GOVT PPTYS INC COM
DECK	DECKERS OUTDOOR CORP COM
DEE	DEUTSCHE BK AG LDN BRH DB COM DBL SHT
DEEF	DBX ETF TR XTRC FTSE DEV EX
DEF	CLAYMORE EXCHANGE TRD FD TR GUGGEN DEFN EQTY
DEG	DELHAIZE GROUP SPONSORED ADR
DEI	DOUGLAS EMMETT INC COM
DEL	DELTIC TIMBER CORP COM
DELT	DELTA TECHNOLOGY HLDGS LTD USD ORD SHS
DELTW	DELTA TECHNOLOGY HLDGS LTD WT EXP 121817
DEM	WISDOMTREE TR EMER MKT HIGH FD
DEMG	DBX ETF TR DEUTSCHE X TRK
DENN	DENNYS CORP COM
DEO	DIAGEO P L C SPON ADR NEW
DEPO	DEPOMED INC COM
DERM	DERMIRA INC COM
DES	WISDOMTREE TR SMALLCAP DIVID

DEST	DESTINATION MATERNITY CORP COM
DEUS	DBX ETF TR XTRC RUS1000 CMP
DEW	WISDOMTREE TR GLB HIGH DIV FD
DEX	DELAWARE ENHANCED GBL DIV & IN COM
DF	DEAN FOODS CO NEW COM NEW
DFBG	DIFFERENTIAL BRANDS GROUP INC COM
DFE	WISDOMTREE TR EUROPE SMCP DV
DFJ	WISDOMTREE TR JP SMALLCP DIV
DFP	FLAHERTY & CRUMRINE DYN PFD SHS
DFRG	DEL FRISCOS RESTAURANT GROUP I COM
DFS	DISCOVER FINL SVCS COM
DFS-B	DISCOVER FINL SVCS DEP SHS
DFT	DUPONT FABROS TECHNOLOGY INC COM
DFT-C	DUPONT FABROS TECHNOLOGY INC PFD SER C
DFVL	BARCLAYS BK PLC TRES 5YR BULL
DFVS	BARCLAYS BK PLC TRES 5YR BEAR
DG	DOLLAR GEN CORP NEW COM
DGAS	DELTA NAT GAS INC COM
DGAZ	CREDIT SUISSE NASSAU BRH VS 3XLNGNATGAS
DGI	DIGITALGLOBE INC COM NEW
DGICA	DONEGAL GROUP INC CL A
DGICB	DONEGAL GROUP INC CL B
DGII	DIGI INTL INC COM
DGL	POWERSHS DB MULTI SECT COMM TR DB GOLD FUND
DGLD	CREDIT SUISSE NASSAU BRH 3X INVERS GOLD
DGLY	DIGITAL ALLY INC COM NEW
DGP	DEUTSCHE BK AG LDN BRH DB GOLD DBL LNG
DGRE	WISDOMTREE TR EM MKTS QTLY DIV
DGRO	ISHARES TR CORE DIV GRWTH
DGRS	WISDOMTREE TR US S CAP QTY DIV
DGRW	WISDOMTREE TR US QTLY DIV GRT
DGS	WISDOMTREE TR EMG MKTS SMCAP
DGSE	DGSE COMPANIES INC COM
DGT	SPDR SERIES TRUST GLB DOW ETF
DGX	QUEST DIAGNOSTICS INC COM
DGZ	DEUTSCHE BK AG LDN BRH DB GOLD SHORT
DHF	DREYFUS HIGH YIELD STRATEGIES SH BEN INT
DHG	DEUTSCHE HIGH INCOME OPPORT FD COM
DHI	D R HORTON INC COM
DHIL	DIAMOND HILL INVESTMENT GROUP COM NEW
DHR	DANAHER CORP DEL COM
DHR#	DANAHER CORP DEL COM
DHRM	DEHAIER MEDICAL SYSTEMS LIMITE SHS
DHS	WISDOMTREE TR HIGH DIV FD
DHT	DHT HOLDINGS INC SHS NEW
DHVW	ETF SER SOLUTIONS DMND HILL VAL
DHX	DHI GROUP INC COM

DHXM	DHX MEDIA LTD SHS VAR VTG
DHY	CREDIT SUISSE HIGH YLD BND FD SH BEN INT
DI	PIMCO ETF TR DIV INC ACT ETF
DIA	SPDR DOW JONES INDL AVRG ETF UT SER 1
DIAX	NUVEEN DOW 30 DYN OVERWRITE SHS
DIG	PROSHARES TR PSHS ULTRA O&G
DIM	WISDOMTREE TR INTL MIDCAP DV
DIN	DINEEQUITY INC COM
DIOD	DIODES INC COM
DIRT	BARCLAYS BK PLC IPTH AGRIC ETN
DIS	DISNEY WALT CO COM DISNEY
DISCA	DISCOVERY COMMUNICATNS NEW COM SER A
DISCB	DISCOVERY COMMUNICATNS NEW COM SER B
DISCK	DISCOVERY COMMUNICATNS NEW COM SER C
DISH	DISH NETWORK CORP CL A
DIT	AMCON DISTRG CO COM NEW
DIV	GLOBAL X FDS GLOBX SUPDV US
DIVA	FQF TR HDG DIV INC FD
DIVC	CITIGROUP INC NEW HOW STRAT DIV
DIVI	ADVISORSHARES TR ATHENA HGH DIV
DIVY	REALITY SHS ETF TR DIVS ETF
DJCI	UBS AG JERSEY BRH DJ COMMD ETN39
DJCO	DAILY JOURNAL CORP COM
DJD	CLAYMORE EXCHANGE TRD FD TR GUGGENHEIM ETF
DJP	BARCLAYS BK PLC DJUBS CMDT ETN36
DK	DELEK US HLDGS INC COM
DKL	DELEK LOGISTICS PARTNERS LP COM UNT RP INT
DKS	DICKS SPORTING GOODS INC COM
DKT	DEUTSCHE BK CONTINGNT CAP TR V TR PFD SEC 8.05%
DL	CHINA DISTANCE ED HLDGS LTD SPONS ADR
DLA	DELTA APPAREL INC COM
DLB	DOLBY LABORATORIES INC COM
DLBL	BARCLAYS BK PLC 30 YR TREAS BULL
DLBS	BARCLAYS BK PLC 30 YR TREAS BEAR
DLHC	DLH HLDGS CORP COM
DLN	WISDOMTREE TR LARGECAP DIVID
DLNG	DYNAGAS LNG PARTNERS LP COM UNIT LTD PT
DLNG-A	DYNAGAS LNG PARTNERS LP CUM PFD SER A
DLPH	DELPHI AUTOMOTIVE PLC SHS
DLR	DIGITAL RLTY TR INC COM
DLR-E	DIGITAL RLTY TR INC PFD-E
DLR-F	DIGITAL RLTY TR INC PFD-F
DLR-G	DIGITAL RLTY TR INC PFD SER G 5.875%
DLR-H	DIGITAL RLTY TR INC PFD SER H
DLR-I	DIGITAL RLTY TR INC 6.35% PFD I CUM
DLS	WISDOMTREE TR INTL SMCAP DIV
DLTH	DULUTH HLDGS INC COM CL B

DLTR	DOLLAR TREE INC COM
DLX	DELUXE CORP COM
DM	DOMINION MIDSTREAM PARTNERS LP COM UT REP LTD
DMB	DREYFUS MUN BD INFRSTRCTR FD SHS
DMD	DEMAND MEDIA INC COM NEW
DMF	DREYFUS MUN INCOME INC COM
DMLP	DORCHESTER MINERALS LP COM UNIT
DMO	WESTERN ASSET MTG DEF OPPTY FD COM
DMRC	DIGIMARC CORP NEW COM
DMTX	DIMENSION THERAPEUTICS INC COM
DNAI	PRONAI THERAPEUTICS INC COM
DNB	DUN & BRADSTREET CORP DEL NEW COM
DNBF	DNB FINL CORP COM
DNI	DIVIDEND & INCOME FUND COM NEW
DNKN	DUNKIN BRANDS GROUP INC COM
DNL	WISDOMTREE TR GLB US QTLY DIV
DNN	DENISON MINES CORP COM
DNO	UNITED STS SHORT OIL FD LP UNITS
DNOW	NOW INC COM
DNP	DNP SELECT INCOME FD COM
DNR	DENBURY RES INC COM NEW
DO	DIAMOND OFFSHORE DRILLING INC COM
DOC	PHYSICIANS RLTY TR COM
DOD	DEUTSCHE BK AG LONDON ETN DJ HY 2022
DOG	PROSHARES TR PSHS SHORT DOW30
DOL	WISDOMTREE TR INTL LRGCAP DV
DON	WISDOMTREE TR MIDCAP DIVI FD
DOO	WISDOMTREE TR INTL DIV EX FINL
DOOR	MASONITE INTL CORP NEW COM
DORM	DORMAN PRODUCTS INC COM
DOV	DOVER CORP COM
DOW	DOW CHEM CO COM
DOX	AMDOCS LTD SHS
DPG	DUFF & PHELPS GLB UTL INC FD COM
DPK	DIREXION SHS ETF TR DLY DEV MKT BEAR
DPLO	DIPLOMAT PHARMACY INC COM
DPM	DCP MIDSTREAM PARTNERS LP COM UT LTD PTN
DPRX	DIPEXIUM PHARMACEUTICALS INC COM
DPS	DR PEPPER SNAPPLE GROUP INC COM
DPST	DIREXION SHS ETF TR DAILY RGNAL BULL
DPW	DIGITAL PWR CORP COM
DPZ	DOMINOS PIZZA INC COM
DQ	DAQO NEW ENERGY CORP SPNSRD ADR NEW
DRA	DIVERSIFIED REAL ASSET INC FD COM SHS
DRAD	DIGIRAD CORP COM
DRAM	DATARAM CORP COM
DRD	DRDGOLD LIMITED SPON ADR REPSTG

DRE	DUKE REALTY CORP COM NEW
DRH	DIAMONDROCK HOSPITALITY CO COM
DRI	DARDEN RESTAURANTS INC COM
DRII	DIAMOND RESORTS INTL INC COM
DRIO	LABSTYLE INNOVATIONS CORP COM
DRIOW	LABSTYLE INNOVATIONS CORP WT EXP 030821
DRIP	DIREXION SHS ETF TR OIL GAS BEAR3X
DRN	DIREXION SHS ETF TR DLY R/E BULL3X
DRNA	DICERNA PHARMACEUTICALS INC COM
DRQ	DRIL-QUIP INC COM
DRR	MORGAN STANLEY SHRT EUR ETN20
DRRX	DURECT CORP COM
DRV	DIREXION SHS ETF TR DLY R/E BEAR3X
DRW	WISDOMTREE TR GLB EX US RL EST
DRWI	DRAGONWAVE INC COM NEW
DRWIW	DRAGONWAVE INC WT EXP 080116
DRYS	DRYSHIPS INC COM NEW
DSCI	DERMA SCIENCES INC COM PAR $.01
DSE	DUFF & PHELPS SLCT ENGY MLP FD COM
DSGX	DESCARTES SYS GROUP INC COM
DSI	ISHARES TR MSCI KLD400 SOC
DSKX	DS HEALTHCARE GROUP INC COM
DSKY	IDREAMSKY TECHNOLOGY LIMITED SPONSORED ADS
DSL	DOUBLELINE INCOME SOLUTIONS FD COM
DSLV	CREDIT SUISSE NASSAU BRH 3X INVERS SILV
DSM	DREYFUS STRATEGIC MUN BD FD COM
DSPG	DSP GROUP INC COM
DSS	DOCUMENT SEC SYS INC COM
DST	DST SYS INC DEL COM
DSU	BLACKROCK DEBT STRAT FD INC COM
DSUM	POWERSHARES ETF TR II ASIA PAC BD PR
DSW	DSW INC CL A
DSWL	DESWELL INDS INC COM
DSX	DIANA SHIPPING INC COM
DSX-B	DIANA SHIPPING INC PERP PFD SER B
DSXN	DIANA SHIPPING INC 8.5% SR NT 20
DTD	WISDOMTREE TR TOTAL DIVID FD
DTE	DTE ENERGY CO COM
DTEA	DAVIDSTEA INC COM
DTF	DTF TAX-FREE INCOME INC COM
DTH	WISDOMTREE TR ITL HIGH DIV FD
DTJ	DTE ENERGY CO JR SUB DEB 76
DTK	DEUTSCHE BK CONTGNT CAP TR III TR PFD SECS 7.6%
DTLA-	BROOKFIELD DTLA FD OFFICE TR I PFD SER A 7.625%
DTLK	DATALINK CORP COM
DTN	WISDOMTREE TR DIV EX-FINL FD
DTO	DEUTSCHE BK AG LONDON BRH DB CRUDE OIL DBL

DTQ	DTE ENERGY CO SUB DEB 62
DTRM	DETERMINE INC COM
DTSI	DTS INC COM
DTUL	BARCLAYS BK PLC 2 YR TREAS BULL
DTUS	BARCLAYS BK PLC 2 YR TREAS BEAR
DTYL	BARCLAYS BK PLC 10 YR TREAS BULL
DTYS	BARCLAYS BK PLC 10 YR TREAS BEAR
DTZ	DTE ENERGY CO JR SB DB6.5%61
DUC	DUFF & PHELPS UTIL CORP BD TR COM
DUG	PROSHARES TR ULSHOIL&GASNEW13
DUK	DUKE ENERGY CORP NEW COM NEW
DUKH	DUKE ENERGY CORP NEW JR SUB DEB 73
DUST	DIREXION SHS ETF TR DAILY GOLD MINER
DV	DEVRY ED GROUP INC COM
DVA	DAVITA HEALTHCARE PARTNERS INC COM
DVAX	DYNAVAX TECHNOLOGIES CORP COM NEW
DVCR	DIVERSICARE HEALTHCARE SVCS IN COM
DVD	DOVER MOTORSPORTS INC COM
DVHI	UBS AG LONDON BRH ETRACS DIV HI 43
DVHL	UBS AG LONDON BRH ETRAC MP2X LEV
DVN	DEVON ENERGY CORP NEW COM
DVP	ETF SER SOLUTIONS DEEP VALUE ETF
DVY	ISHARES TR SELECT DIVID ETF
DVYA	ISHARES ASIA/PAC DIV ETF
DVYE	ISHARES EM MKTS DIV ETF
DVYL	UBS AG LONDON BRH ETRACS MP2X DJ
DW	DREW INDS INC COM NEW
DWA	DREAMWORKS ANIMATION SKG INC CL A
DWAQ	POWERSHARES ETF TRUST DYNAMIC OTC PT
DWAS	POWERSHARES ETF TRUST II DWA SC MOMNT PTF
DWAT	ARROW INVTS TR DWA TACTICAL ETF
DWCH	DATAWATCH CORP COM NEW
DWFI	SPDR SER TR DORSEY WRGT FI
DWIN	POWERSHARES ETF TR II DWA TACT MLT
DWM	WISDOMTREE TR INTL EQUITY FD
DWRE	DEMANDWARE INC COM
DWSN	DAWSON GEOPHYSICAL CO NEW COM
DWTI	CREDIT SUISSE NASSAU BRH VS 3XINV CRUDE
DWTR	POWERSHARES ETF TR II DWA TCTL SCTR
DWX	SPDR INDEX SHS FDS S&P INTL ETF
DX	DYNEX CAP INC COM NEW
DX-A	DYNEX CAP INC PFD SER A
DX-B	DYNEX CAP INC PFD SER B 7.625%
DXB	DEUTSCHE BK CONTINGENT CAP TR TR PFD SEC 6.55%
DXCM	DEXCOM INC COM
DXD	PROSHARES TR PSHS ULDOW30 NEW
DXGE	WISDOMTREE TR GERMANY HEDEQ FD

DXI	DXI ENERGY INC COM
DXJ	WISDOMTREE TR JAPN HEDGE EQT
DXJC	WISDOMTREE TR JAPAN CP GOODS
DXJF	WISDOMTREE TR JAPAN HDG FINL
DXJH	WISDOMTREE TR JAP HD HLTH CR
DXJR	WISDOMTREE TR JAPAN HD RL ES
DXJS	WISDOMTREE TR JPN SCAP HDG EQT
DXJT	WISDOMTREE TR JP TECH MEDIA
DXKW	WISDOMTREE TR KOREA HEDG EQT
DXLG	DESTINATION XL GROUP INC COM
DXPE	DXP ENTERPRISES INC NEW COM NEW
DXPS	WISDOMTREE TR UK HEDG EQT FD
DXR	DAXOR CORP COM
DXTR	DEXTERA SURGICAL INC COM
DXUS	WISDOMTREE TR GLB EX US HDG
DXYN	DIXIE GROUP INC CL A
DY	DYCOM INDS INC COM
DYN	DYNEGY INC NEW DEL COM
DYN+	DYNEGY INC NEW DEL WT EXP 100217
DYN-A	DYNEGY INC NEW DEL PFD CONV SER A
DYNT	DYNATRONICS CORP COM NEW
DYSL	DYNASIL CORP AMER COM
DYY	DEUTSCHE BK AG LDN BRH DB COM DBLE LNG
DZK	DIREXION SHS ETF TR DLY DEV MKT BULL
DZZ	DEUTSCHE BK AG LDN BRH GOLD DOUBLE SHOR
E	ENI S P A SPONSORED ADR
EA	ELECTRONIC ARTS INC COM
EAA	ENTERGY ARK INC 1ST MTG BD
EAB	ENTERGY ARK INC 1MTG BD 52
EAC	ERICKSON INC COM
EACQ	EASTERLY ACQUISITION CORP COM
EACQU	EASTERLY ACQUISITION CORP UNIT EX 000020
EACQW	EASTERLY ACQUISITION CORP WT EXP 072920
EAD	WELLS FARGO INCOME OPPORTUNITI WF INC OPPTY FD
EAE	ENTERGY ARK INC 1STMTG BD4.75%63
EAGL	DOUBLE EAGLE ACQUISITION CORP COM
EAGLU	DOUBLE EAGLE ACQUISITION CORP UNT 1 COM 1 WT
EAGLW	DOUBLE EAGLE ACQUISITION CORP WT EXP 091620
EARN	ELLINGTON RESIDENTIAL MTG REIT COM SHS BEN INT
EARS	AURIS MED HLDG AG COM
EAT	BRINKER INTL INC COM
EBAY	EBAY INC COM
EBAYL	EBAY INC NT 56
EBF	ENNIS INC COM
EBIO	ELEVEN BIOTHERAPEUTICS INC COM
EBIX	EBIX INC COM NEW
EBMT	EAGLE BANCORP MONT INC COM

EBND	SPDR SERIES TRUST BRCLY EM LOCL
EBS	EMERGENT BIOSOLUTIONS INC COM
EBSB	MERIDIAN BANCORP INC MD COM
EBTC	ENTERPRISE BANCORP INC MASS COM
EC	ECOPETROL S A SPONSORED ADS
ECA	ENCANA CORP COM
ECAC	E COMPASS ACQUISITION CORP ORD SHS
ECACR	E COMPASS ACQUISITION CORP RT REP 1/10 CO
ECACU	E COMPASS ACQUISITION CORP UNIT 1 SH 1 RT
ECC	EAGLE PT CR CO LLC COM
ECCA	EAGLE PT CR CO INC PFD SER A
ECCZ	EAGLE PT CR CO INC NT 20
ECF	ELLSWORTH GROWTH & INCOME FD L COM
ECH	ISHARES MSCI CH CAP ETF
ECHO	ECHO GLOBAL LOGISTICS INC COM
ECL	ECOLAB INC COM
ECNS	ISHARES TR CHINA SM-CAP ETF
ECOL	US ECOLOGY INC COM
ECOM	CHANNELADVISOR CORP COM
ECON	EGA EMERGING GLOBAL SHS TR EGS EMKTCONS ETF
ECPG	ENCORE CAP GROUP INC COM
ECR	ECLIPSE RES CORP COM
ECT	ECA MARCELLUS TR I COM UNIT
ECTE	ECHO THERAPEUTICS INC COM NEW
ECYT	ENDOCYTE INC COM
ED	CONSOLIDATED EDISON INC COM
EDAP	EDAP TMS S A SPONSORED ADR
EDBI	LEGG MASON ETF EQUITY TR EMRG MKT DIV ETF
EDC	DIREXION SHS ETF TR DLY EMG MK BL 3X
EDD	MORGAN STANLEY EM MKTS DM DEBT COM
EDE	EMPIRE DIST ELEC CO COM
EDF	STONE HBR EMERG MRKTS INC FD COM
EDGE	EDGE THERAPEUTICS INC COM
EDGW	EDGEWATER TECHNOLOGY INC COM
EDI	STONE HBR EMERG MKTS TL INC FD COM
EDIT	EDITAS MEDICINE INC COM
EDIV	SPDR INDEX SHS FDS S&P EM MKT DIV
EDN	EMPRESA DIST Y COMERCIAL NORTE SPON ADR
EDOG	ALPS ETF TR EM SECT DIV DG
EDR	EDUCATION RLTY TR INC COM NEW
EDU	NEW ORIENTAL ED & TECH GRP INC SPON ADR
EDUC	EDUCATIONAL DEV CORP COM
EDV	VANGUARD WORLD FD EXTENDED DUR
EDZ	DIREXION SHS ETF TR DLY EMKT 3X NEW
EE	EL PASO ELEC CO COM NEW
EEA	EUROPEAN EQUITY FUND COM
EEB	CLAYMORE EXCHANGE TRD FD TR GUGG BRIC ETF

EEFT	EURONET WORLDWIDE INC COM
EEH	SWEDISH EXPT CR CORP ELEMENT USETN22
EEI	ECOLOGY & ENVIRONMENT INC CL A
EELV	POWERSHARES ETF TR II EM MRK LOW VOL
EEM	ISHARES TR MSCI EMG MKT ETF
EEMA	ISHARES MSCI EM ASIA ETF
EEML	ISHARES TR MSCI EMK LAT ETF
EEMO	POWERSHARES ETF TR II S&P EMG MKT MNTM
EEMS	ISHARES EM MKT SM-CP ETF
EEMV	ISHARES MIN VOL EMRG MKT
EEP	ENBRIDGE ENERGY PARTNERS L P COM
EEQ	ENBRIDGE ENERGY MANAGEMENT LLC SHS UNITS LLI
EES	WISDOMTREE TR SMLCAP EARN FD
EET	PROSHARES TR MSCI EMRG ETF
EEV	PROSHARES TR SHT MSCI NEW
EFA	ISHARES TR MSCI EAFE ETF
EFAD	PROSHARES TR MSCI EAFE DIVD
EFAV	ISHARES TR MIN VOL EAFE ETF
EFC	ELLINGTON FINANCIAL LLC COM
EFF	EATON VANCE FLTG RATE INCOM FD COM SHS BEN INT
EFFE	GLOBAL X FDS GBL X JPM EFF
EFG	ISHARES TR EAFE GRWTH ETF
EFII	ELECTRONICS FOR IMAGING INC COM
EFM	ENTERGY MISS INC 1ST MTG BD 40
EFO	PROSHARES TR ULTR MSCI ETF
EFOI	ENERGY FOCUS INC COM NEW
EFR	EATON VANCE SR FLTNG RTE TR COM
EFSC	ENTERPRISE FINL SVCS CORP COM
EFT	EATON VANCE FLTING RATE INC TR COM
EFU	PROSHARES TR ULSH MSCIEAF NEW
EFUT	EFUTURE HOLDING INC SHS
EFV	ISHARES TR EAFE VALUE ETF
EFX	EQUIFAX INC COM
EFZ	PROSHARES TR PSHS SH MSCI EAF
EGAN	EGAIN CORP COM NEW
EGAS	GAS NAT INC COM
EGBN	EAGLE BANCORP INC MD COM
EGF	BLACKROCK ENHANCED GOVT FD INC COM
EGHT	8X8 INC NEW COM
EGI	ENTREE GOLD INC COM
EGIF	EAGLE GRWTH & INCOME OPPTY FD COM SHS BEN IN
EGL	ENGILITY HLDGS INC NEW COM
EGLE	EAGLE BULK SHIPPING INC SHS NEW 2014
EGLT	EGALET CORP COM
EGN	ENERGEN CORP COM
EGO	ELDORADO GOLD CORP NEW COM
EGOV	NIC INC COM

EGP	EASTGROUP PPTY INC COM
EGPT	VANECK VECTORS ETF TR EGYPT INDX ETF
EGRX	EAGLE PHARMACEUTICALS INC COM
EGT	ENTERTAINMENT GAMING ASIA INC COM PAR
EGY	VAALCO ENERGY INC COM NEW
EHI	WESTERN ASSET GLB HI INCOME FD COM
EHIC	EHI CAR SVCS LTD SPON ADS CL A
EHT	EATON VANCE HIGH INCOME 2021 COM SH BEN INT
EHTH	EHEALTH INC COM
EIA	EATON VANCE CALIF MUN BD FD II COM
EIDO	ISHARES TR MSCI INDONIA ETF
EIG	EMPLOYERS HOLDINGS INC COM
EIGI	ENDURANCE INTL GROUP HLDGS INC COM
EIGR	EIGER BIOPHARMACEUTICALS INC COM
EIM	EATON VANCE MUN BD FD COM
EIO	EATON VANCE OHIO MUN BD FD COM
EIP	EATON VANCE PA MUN BD FD COM
EIRL	ISHARES TR IRELAND CAPD ETF
EIS	ISHARES MSCI ISR CAP ETF
EIV	EATON VANCE MUN BD FD II COM
EIX	EDISON INTL COM
EJ	E HOUSE CHINA HLDGS LTD ADR
EL	LAUDER ESTEE COS INC CL A
ELA	ENTERGY LA LLC 1ST MTG BD SER
ELB	ENTERGY LA LLC 1ST MTG BD
ELD	WISDOMTREE TR EM LCL DEBT FD
ELEC	ELECTRUM SPL ACQUISITION CORP SHS
ELECU	ELECTRUM SPL ACQUISITION CORP UNIT 1SH&1WT
ELECW	ELECTRUM SPL ACQUISITION CORP WT EXP
ELGX	ENDOLOGIX INC COM
ELJ	ENTERGY LA LLC 1ST MTG5.25%
ELLI	ELLIE MAE INC COM
ELLO	ELLOMAY CAPITAL LIMITED SHS
ELMD	ELECTROMED INC COM
ELNK	EARTHLINK HLDGS CORP COM
ELON	ECHELON CORP COM NEW
ELOS	SYNERON MEDICAL LTD ORD SHS
ELP	COMPANHIA PARANAENSE ENERG COP SPON ADR PFD
ELRC	ELECTRO RENT CORP COM
ELS	EQUITY LIFESTYLE PPTYS INC COM
ELS-C	EQUITY LIFESTYLE PPTYS INC DEP SH REP PFD
ELSE	ELECTRO-SENSORS INC COM
ELTK	ELTEK LTD ORD
ELU	ENTERGY LA LLC 1ST MTG BD
ELY	CALLAWAY GOLF CO COM
EMAG	VANECK VECTORS ETF TR EMERGING MKTS AG
EMAN	EMAGIN CORP COM NEW

EMB	ISHARES TR JP MOR EM MK ETF
EMBB	SPDR INDEX SHS FDS SPDR MSCI BEYOND
EMBH	ISHARES U S ETF TR INT RT HD EMRG
EMC	E M C CORP MASS COM
EMCB	WISDOMTREE TR WSDM EMKTBD FD
EMCD	SPDR SER TR SPDR BOFA ML
EMCF	EMCLAIRE FINL CORP COM
EMCG	WISDOMTREE TR E MKTS CNSMR GR
EMCI	EMC INS GROUP INC COM
EMCR	EGA EMERGING GLOBAL SHS TR EGSHS EMKTSCOR
EMD	WESTERN ASSET EMRG MKT INCM FD COM
EME	EMCOR GROUP INC COM
EMES	EMERGE ENERGY SVCS LP COM REP PARTN
EMF	TEMPLETON EMERGING MKTS FD INC COM
EMFM	GLOBAL X FDS GLB X NXT EMRG
EMFT	SPDR INDEX SHS FDS MSCI EM50 ETF
EMG	EMERGENT CAP INC COM
EMI	EATON VANCE MI MUNI INCOME TR SH BEN INT
EMIF	ISHARES TR EMGR MKT INF ETF
EMITF	ELBIT IMAGING LTD SHS
EMJ	EATON VANCE N J MUN BD FD COM
EMKR	EMCORE CORP COM NEW
EML	EASTERN CO COM
EMLB	BARCLAYS BK PLC IPATH EMERG ETN
EMLC	VANECK VECTORS ETF TR JP MORGAN MKTS
EMLP	FIRST TR EXCHANGE TRADED FD IV NO AMER ENERGY
EMMS	EMMIS COMMUNICATIONS CORP CL A
EMN	EASTMAN CHEM CO COM
EMO	CLEARBRIDGE ENERGY MLP OPP FD COM
EMQQ	EXCHANGE TRADED CONCEPTS TR EMQQ EM INTERN
EMR	EMERSON ELEC CO COM
EMRE	CLAYMORE EXCHANGE TRD FD TR 2 GUGG EM RL EST
EMSA	BARCLAYS BK PLC MSCI EMER SH ETN
EMSO	EGA EMERGING GLOBAL SHS TR EGSHARES EM STRG
EMXX	EURASIAN MINERALS INC COM
EMZ	ENTERGY MISS INC 1ST MTG BD
ENB	ENBRIDGE INC COM
ENBL	ENABLE MIDSTREAM PARTNERS LP COM UNIT RP IN
ENDP	ENDO INTL PLC SHS
ENFC	ENTEGRA FINL CORP COM
ENFR	ALPS ETF TR ALERIAN ENERGY
ENG	ENGLOBAL CORP COM
ENH	ENDURANCE SPECIALTY HLDGS LTD SHS
ENH-C	ENDURANCE SPECIALTY HLDGS LTD DEP SHS PFD C
ENIA	ENERSIS AMERICAS SA SPONSORED ADR
ENIC	ENERSIS CHILE SA SPON ADR
ENJ	ENTERGY NEW ORLEANS INC 1ST MTG 5% 52

ENLC	ENLINK MIDSTREAM LLC COM UNIT REP LTD
ENLK	ENLINK MIDSTREAM PARTNERS LP COM UNIT REP LTD
ENO	ENTERGY NEW ORLEANS INC 1ST MTG BD 66
ENOC	ENERNOC INC COM
ENPH	ENPHASE ENERGY INC COM
ENR	ENERGIZER HLDGS INC NEW COM
ENRJ	ENERJEX RESOURCES INC COM PAR $0.001
ENRJ-	ENERJEX RESOURCES INC RED PFD SER A
ENS	ENERSYS COM
ENSG	ENSIGN GROUP INC COM
ENSV	ENSERVCO CORP COM
ENT	GLOBAL EAGLE ENTMT INC COM
ENTA	ENANTA PHARMACEUTICALS INC COM
ENTG	ENTEGRIS INC COM
ENTL	ENTELLUS MED INC COM
ENV	ENVESTNET INC COM
ENVA	ENOVA INTL INC COM
ENX	EATON VANCE NEW YORK MUN BD FD COM
ENY	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CA ENRG INC
ENZ	ENZO BIOCHEM INC COM
ENZL	ISHARES NW ZEALND CP ETF
ENZY	ENZYMOTEC LTD SHS
EOCA	ENDESA AMERS SA SPON ADR
EOCC	EMPRESA NACIONAL DE ELCTRCIDAD SPONSORED ADR
EOD	WELLS FARGO GLOBAL DIVIDEND OP WF GLOBAL OPPTY
EOG	EOG RES INC COM
EOI	EATON VANCE ENHANCED EQ INC FD COM
EOS	EATON VANCE ENH EQTY INC FD II COM
EOT	EATON VANCE NATL MUN OPPORT TR COM SHS
EP-C	EL PASO ENERGY CAP TR I PFD CV TR SECS
EPAM	EPAM SYS INC COM
EPAY	BOTTOMLINE TECH DEL INC COM
EPC	EDGEWELL PERS CARE CO COM
EPD	ENTERPRISE PRODS PARTNERS L P COM
EPE	EP ENERGY CORP CL A
EPHE	ISHARES TR MSCI PHILIPS ETF
EPI	WISDOMTREE TR INDIA ERNGS FD
EPIQ	EPIQ SYS INC COM
EPIX	ESSA PHARMA INC COM
EPM	EVOLUTION PETROLEUM CORP COM
EPM-A	EVOLUTION PETROLEUM CORP PFD-A 8.5%
EPOL	ISHARES TR MSCI POL CAP ETF
EPP	ISHARES MSCI PAC JP ETF
EPR	EPR PPTYS COM SH BEN INT
EPR-C	EPR PPTYS PFD C CNV 5.75%
EPR-E	EPR PPTYS CONV PFD 9% SR E
EPR-F	EPR PPTYS PFD SER F %

EPRO	ADVISORSHARES TR ADVISORSHS EQPRO
EPRS	EPIRUS BIOPHARMACEUTICALS INC COM
EPS	WISDOMTREE TR EARNING 500 FD
EPU	ISHARES ALL PERU CAP ETF
EPV	PROSHARES TR ULTSHT FTSE EURO
EPZM	EPIZYME INC COM
EQAL	POWERSHARES ETF TR II 1000 EQ WHT PT
EQBK	EQUITY BANCSHARES INC COM CL A
EQC	EQUITY COMWLTH COM SH BEN INT
EQC-D	EQUITY COMWLTH CUM PFD S D 6.5%
EQCO	EQUITY COMWLTH SR NT 5.75%
EQFN	EQUITABLE FINL CORP NEW COM
EQGP	EQT GP HLDGS LP COM UNIT REP
EQIX	EQUINIX INC COM PAR $0.001
EQL	ALPS ETF TR EQUAL SEC ETF
EQLT	ALPS ETF TR WRKPLC EQL PRT
EQM	EQT MIDSTREAM PARTNERS LP UNIT LTD PARTN
EQR	EQUITY RESIDENTIAL SH BEN INT
EQS	EQUUS TOTAL RETURN INC COM
EQT	EQT CORP COM
EQWL	POWERSHARES ETF TRUST RUSSELL 200 WTH
EQWM	POWERSHARES ETF TRUST RUSSELL MID WTH
EQWS	POWERSHARES ETF TRUST RUSSELL 2000 WTH
EQY	EQUITY ONE COM
ERA	ERA GROUP INC COM
ERB	ERBA DIAGNOSTICS COM
ERC	WELLS FARGO MULTI SECTOR INCOM WF MLT SECTR INC
ERF	ENERPLUS CORP COM
ERH	WELLS FARGO UTILITIES AND HIGH WF UTILITIES INC
ERI	ELDORADO RESORTS INC COM
ERIC	ERICSSON ADR B SEK 10
ERIE	ERIE INDTY CO CL A
ERII	ENERGY RECOVERY INC COM
ERJ	EMBRAER S A SP ADR REP 4 COM
ERN	ERIN ENERGY CORP COM
ERO	BARCLAYS BK PLC IP EUR/USD ETN
EROS	EROS INTL PLC SHS NEW
ERS	EMPIRE RES INC DEL COM
ERUS	ISHARES INC MSCI RUSSIA CAP
ERX	DIREXION SHS ETF TR DLY ENRGY BULL3X
ERY	DIREXION SHS ETF TR DLY ENERBR3X NEW
ERYY	DIREXION SHS ETF TR DLY ENR BEAR1X
ES	EVERSOURCE ENERGY COM
ESBA	EMPIRE ST RLTY OP L P UNIT LTD PRTNSP
ESBK	ELMIRA SVGS BK ELMIRA N Y COM
ESCA	ESCALADE INC COM
ESD	WESTERN ASSET EMRG MKT DEBT FD COM

ESE	ESCO TECHNOLOGIES INC COM
ESEA	EUROSEAS LTD SHS NEW
ESES	ECO STIM ENERGY SOLUTIONS INC COM
ESGN	COLUMBIA ETF TR I SUSTNBLE INTL
ESGR	ENSTAR GROUP LIMITED SHS
ESGS	COLUMBIA ETF TR I SUSTANABLE US
ESGW	COLUMBIA ETF TR I SUSTANBLE GLBL
ESI	ITT EDUCATIONAL SERVICES INC COM
ESIO	ELECTRO SCIENTIFIC INDS COM
ESL	ESTERLINE TECHNOLOGIES CORP COM
ESLT	ELBIT SYS LTD ORD
ESMC	ESCALON MED CORP COM NEW
ESNC	ENSYNC INC COM
ESND	ESSENDANT INC COM
ESNT	ESSENT GROUP LTD COM
ESP	ESPEY MFG & ELECTRS CORP COM
ESPR	ESPERION THERAPEUTICS INC NEW COM
ESRT	EMPIRE ST RLTY TR INC CL A
ESRX	EXPRESS SCRIPTS HLDG CO COM
ESS	ESSEX PPTY TR INC COM
ESSA	ESSA BANCORP INC COM
ESTE	EARTHSTONE ENERGY INC COM NEW
ESV	ENSCO PLC SHS CLASS A
ESXB	COMMUNITY BANKERS TR CORP COM
ETAK	ELEPHANT TALK COMM CORP COM NEW
ETB	EATON VANCE TAX MNGED BUY WRIT COM
ETC#	ENERGY TRANSFER CORP LP COM SHS REPSTG
ETE	ENERGY TRANSFER EQUITY L P COM UT LTD PTN
ETFC	E TRADE FINANCIAL CORP COM NEW
ETG	EATON VANCE TX ADV GLBL DIV FD COM
ETH	ETHAN ALLEN INTERIORS INC COM
ETHO	ETF MANAGERS TR ETHO CLIMATE LEA
ETJ	EATON VANCE RISK MNGD DIV EQTY COM
ETM	ENTERCOM COMMUNICATIONS CORP CL A
ETN	EATON CORP PLC SHS
ETO	EATON VANCE TX ADV GLB DIV OP COM
ETP	ENERGY TRANSFER PRTNRS L P UNIT LTD PARTN
ETR	ENTERGY CORP NEW COM
ETRM	ENTEROMEDICS INC COM PAR 0.01
ETSY	ETSY INC COM
ETV	EATON VANCE TX MNG BY WRT OPP COM
ETW	EATON VANCE TXMGD GL BUYWR OPP COM
ETX	EATON VANCE MUN INCOME 2028 TE SHS
ETY	EATON VANCE TX MGD DIV EQ INCM COM
EUDG	WISDOMTREE TR EURO QTLY DIV GR
EUDV	PROSHARES TR MSCI EUR DIV
EUFN	ISHARES MSCI EURO FL ETF

EUFX	PROSHARES TR II PROSHS SHT EUR
EUM	PROSHARES TR PSHS SH MSCI EMR
EUMV	ISHARES TR MIN VOL EUROPE
EUO	PROSHARES TR II ULTRASHRT EURO
EURL	DIREXION SHS ETF TR DLY FTS BUL 3X
EURN	EURONAV NV ANTWERPEN SHS
EUSA	ISHARES MSCI EQUAL WEITE
EUSC	WISDOMTREE TR EUR HDG SMLCAP
EV	EATON VANCE CORP COM NON VTG
EVA	ENVIVA PARTNERS LP COM UNIT
EVAR	LOMBARD MED INC COM
EVBN	EVANS BANCORP INC COM NEW
EVBS	EASTERN VA BANKSHARES INC COM
EVC	ENTRAVISION COMMUNICATIONS CP CL A
EVDY	EVERYDAY HEALTH INC COM
EVEP	EV ENERGY PARTNERS LP COM UNITS
EVER	EVERBANK FINL CORP COM
EVER-A	EVERBANK FINL CORP DEP1/1000 PF A
EVF	EATON VANCE SR INCOME TR SH BEN INT
EVG	EATON VANCE SH TM DR DIVR INCM COM
EVGN	EVOGENE LTD SHS
EVH	EVOLENT HEALTH INC CL A
EVHC	ENVISION HEALTHCARE HLDGS INC COM
EVI	ENVIROSTAR INC COM
EVJ	EATON VANCE NJ MUNI INCOME TR SH BEN INT
EVK	EVER GLORY INTL GRP INC COM NEW
EVLV	EVINE LIVE INC CL A
EVM	EATON VANCE CALIF MUN BD FD COM
EVN	EATON VANCE MUNI INCOME TRUST SH BEN INT
EVO	EATON VANCE OH MUNI INCOME TR SH BEN INT
EVOK	EVOKE PHARMA INC COM
EVOL	EVOLVING SYS INC COM NEW
EVP	EATON VANCE PA MUNI INCOME TR SH BEN INT
EVR	EVERCORE PARTNERS INC CLASS A
EVRI	EVERI HLDGS INC COM
EVT	EATON VANCE TAX ADVT DIV INCM COM
EVTC	EVERTEC INC COM
EVV	EATON VANCE LTD DUR INCOME FD COM
EVX	VANECK VECTORS ETF TR ENVIRONMENTAL SV
EVY	EATON VANCE NY MUNI INCOME TR SH BEN INT
EW	EDWARDS LIFESCIENCES CORP COM
EWA	ISHARES MSCI AUST ETF
EWBC	EAST WEST BANCORP INC COM
EWC	ISHARES MSCI CDA ETF
EWD	ISHARES MSCI SWEDEN ETF
EWEM	RYDEX ETF TRUST GUG EMK CTR ETF
EWG	ISHARES MSCI GERMANY ETF

EWH	ISHARES MSCI HONG KG ETF
EWI	ISHARES MSCI ITALCPD ETF
EWJ	ISHARES MSCI JAPAN ETF
EWK	ISHARES BELGIUM CAPD ETF
EWL	ISHARES MSCI SZ CAP ETF
EWM	ISHARES MSCI MALAYSI ETF
EWMC	RYDEX ETF TRUST GUGGENHM S&P 400
EWN	ISHARES MSCI NETHERL ETF
EWO	ISHARES AUSTRIA CAPD ETF
EWP	ISHARES MSCI SPAN CP ETF
EWQ	ISHARES MSCI FRANCE ETF
EWRE	RYDEX ETF TRUST GUGGENHEIM SP
EWS	ISHARES MSCI SINGAP ETF
EWSC	RYDEX ETF TRUST GUGGENHM S&P 600
EWT	ISHARES MSCI TAIWAN ETF
EWU	ISHARES TR MSCI UTD KNGDM
EWV	PROSHARES TR ULTSHT MSCI JAP
EWW	ISHARES MSCI MEX CAP ETF
EWX	SPDR INDEX SHS FDS S&P EMKTSC ETF
EWY	ISHARES MSCI STH KOR ETF
EWZ	ISHARES MSCI BRZ CAP ETF
EWZS	ISHARES BRAZIL SM-CP ETF
EXA	EXA CORP COM
EXAC	EXACTECH INC COM
EXAM	EXAMWORKS GROUP INC COM
EXAR	EXAR CORP COM
EXAS	EXACT SCIENCES CORP COM
EXC	EXELON CORP COM
EXCU	EXELON CORP CORP UNIT
EXD	EATON VANCE TAX-ADV BD & OPTN COM SH BEN INT
EXEL	EXELIXIS INC COM
EXFO	EXFO INC SUB VTG SHS
EXG	EATON VANCE TAX MNGD GBL DV EQ COM
EXI	ISHARES TR GLOB INDSTRL ETF
EXK	ENDEAVOUR SILVER CORP COM
EXLS	EXLSERVICE HOLDINGS INC COM
EXP	EAGLE MATERIALS INC COM
EXPD	EXPEDITORS INTL WASH INC COM
EXPE	EXPEDIA INC DEL COM NEW
EXPO	EXPONENT INC COM
EXPR	EXPRESS INC COM
EXR	EXTRA SPACE STORAGE INC COM
EXT	WISDOMTREE TR TTL EARNING FD
EXTN	EXTERRAN CORP COM
EXTR	EXTREME NETWORKS INC COM
EYEG	EYEGATE PHARMACEUTICALS INC COM
EYEGW	EYEGATE PHARMACEUTICALS INC WT EXP 080520

EYES	SECOND SIGHT MED PRODS INC COM
EZA	ISHARES MSCI STH AFR ETF
EZJ	PROSHARES TR UL MSCI JP ETF
EZM	WISDOMTREE TR MDCP EARN FUND
EZPW	EZCORP INC CL A NON VTG
EZT	ENTERGY TEXAS INC 1ST MTG BD 64
EZY	WISDOMTREE TR LRGECP VALUE FD
F	FORD MTR CO DEL COM PAR $0.01
FAAR	FIRST TR EXCHNG TRADED FD VII ALT ABSLT STRG
FAB	FIRST TR MULTI CP VAL ALPHA FD COM SHS
FAC	FIRST ACCEPTANCE CORP COM
FAD	FIRST TR MULTI CAP VALUE ALPHA COM SHS
FAF	FIRST AMERN FINL CORP COM
FALC	FALCONSTOR SOFTWARE INC COM
FALN	ISHARES TR FALN ANGLS USD
FAM	FIRST TR ABERDEEN GLBL OPP FD COM SHS
FAN	FIRST TR ISE GLB WIND ENRG ETF COM SHS
FANG	DIAMONDBACK ENERGY INC COM
FARM	FARMER BROS CO COM
FARO	FARO TECHNOLOGIES INC COM
FAS	DIREXION SHS ETF TR DLY FIN BULL NEW
FAST	FASTENAL CO COM
FATE	FATE THERAPEUTICS INC COM
FAUS	FIRST TR EXCH TRD ALPHA FD II AUSTRALIA ALPH
FAV	FIRST TR DIVIDEND INCOME FD COM
FAX	ABERDEEN ASIA PACIFIC INCOM FD COM
FAZ	DIREXION SHS ETF TR DAILY FINL BEAR
FAZZ	DIREXION SHS ETF TR DLY FIN BEAR1X
FB	FACEBOOK INC CL A
FBC	FLAGSTAR BANCORP INC COM PAR .001
FBG	UBS AG LONDON BRH GROWTH RUSS LK22
FBGX	UBS AG LONDON BRH EN LG CP GRWTH
FBHS	FORTUNE BRANDS HOME & SEC INC COM
FBIO	FORTRESS BIOTECH INC COM
FBIZ	FIRST BUS FINL SVCS INC WIS COM
FBMS	FIRST BANCSHARES INC MS COM
FBNC	FIRST BANCORP N C COM
FBND	FIDELITY TOTAL BD ETF
FBNK	FIRST CONN BANCORP INC MD COM
FBP	FIRST BANCORP P R COM NEW
FBR	FIBRIA CELULOSE S A SP ADR REP COM
FBRC	FBR & CO COM NEW
FBSS	FAUQUIER BANKSHARES INC VA COM
FBT	FIRST TR EXCHANGE TRADED FD NY ARCA BIOTECH
FBZ	FIRST TR EXCH TRD ALPHA FD II BRAZIL ALPHA
FC	FRANKLIN COVEY CO COM
FCA	FIRST TR EXCH TRD ALPHA FD II CHINA ALPHADEX

FCAM	FIAT CHRYSLER AUTOMOBILES N V MAN COV SEC 16
FCAN	FIRST TR EXCH TRD ALPHA FD II CANADA ALPHA
FCAP	FIRST CAPITAL INC COM
FCAU	FIAT CHRYSLER AUTOMOBILES N V SHS
FCB	FCB FINL HLDGS INC CL A
FCBC	FIRST CMNTY BANCSHARES INC NEV COM
FCCO	FIRST CMNTY CORP S C COM
FCCY	1ST CONSTITUTION BANCORP COM
FCE.A	FOREST CITY RLTY TR INC COM CL A
FCE.B	FOREST CITY RLTY TR INC COM CL B
FCEL	FUELCELL ENERGY INC COM NEW
FCF	FIRST COMWLTH FINL CORP PA COM
FCFI	TRIMTABS ETF TR FREE CSH FLOW
FCFP	FIRST CMNTY FINL PARTNERS INC COM
FCFS	FIRST CASH FINL SVCS INC COM
FCG	FIRST TR EXCHANGE TRADED FD ISE REVERE NAT
FCH	FELCOR LODGING TR INC COM
FCH-A	FELCOR LODGING TR INC PFD CV A $1.95
FCLF	FIRST CLOVER LEAF FIN CORP COM
FCN	FTI CONSULTING INC COM
FCNCA	FIRST CTZNS BANCSHARES INC N C CL A
FCO	ABERDEEN GLOBAL INCOME FD INC COM
FCOM	FIDELITY TELECOMM SVCS
FCOR	FIDELITY CORP BOND ETF
FCPT	FOUR CORNERS PPTY TR INC COM
FCS	FAIRCHILD SEMICONDUCTOR INTL COM
FCSC	FIBROCELL SCIENCE INC COM NEW
FCT	FIRST TR SR FLG RTE INCM FD II COM
FCTY	1ST CENTURY BANCSHARES INC COM
FCVT	FIRST TR EXCHANGE TRADED FD IV SSI STRG ETF
FCX	FREEPORT-MCMORAN INC CL B
FDC	FIRST DATA CORP NEW COM CL A
FDD	FIRST TR STOXX EURO DIV FD COMMON SHS
FDEF	FIRST DEFIANCE FINL CORP COM
FDEU	FIRST TR DYNAMIC EUROPE EQT FD COM SHS
FDIS	FIDELITY MSCI CONSM DIS
FDIV	FIRST TR EXCHANGE TRADED FD IV FT STRG INCM ETF
FDL	FIRST TR MORNINGSTAR DIV LEADR SHS
FDM	FIRST TR DJS MICROCAP INDEX FD COM SHS ANNUAL
FDML	FEDERAL MOGUL HOLDINGS CORP COM
FDN	FIRST TR EXCHANGE TRADED FD DJ INTERNT IDX
FDP	FRESH DEL MONTE PRODUCE INC ORD
FDS	FACTSET RESH SYS INC COM
FDT	FIRST TR EXCH TRD ALPHA FD II DEV MRK EX US
FDTS	FIRST TR EXCH TRD ALPHA FD II EX US SML CP
FDUS	FIDUS INVT CORP COM
FDX	FEDEX CORP COM

FE	FIRSTENERGY CORP COM
FEEU	BARCLAYS BK PLC BARC ETN EUR50
FEI	FIRST TR MLP & ENERGY INCOME COM
FEIC	FEI CO COM
FEIM	FREQUENCY ELECTRS INC COM
FELE	FRANKLIN ELEC INC COM
FELP	FORESIGHT ENERGY LP COM UNT RP INT
FEM	FIRST TR EXCH TRD ALPHA FD II EMERG MKT ALPH
FEMB	FIRST TR EXCH TRADED FD III EME MRK BD ETF
FEMS	FIRST TR EXCH TRD ALPHA FD II EM SML CP ALPH
FEN	FIRST TR ENERGY INCOME & GRW COM
FENG	PHOENIX NEW MEDIA LTD SPONSORED ADS
FENX	FENIX PTS INC COM
FENY	FIDELITY MSCI ENERGY IDX
FEO	FIRST TR/ABERDEEN EMERG OPT FD COM
FEP	FIRST TR EXCH TRD ALPHA FD II EUROPE ALPHA
FES	FORBES ENERGY SVCS LTD COM
FET	FORUM ENERGY TECHNOLOGIES INC COM
FEU	SPDR INDEX SHS FDS STOXX EUR 50 ETF
FEUZ	FIRST TR EXCH TRD ALPHA FD II EURO ALPHADEX
FEX	FIRST TR LRGE CP CORE ALPHA FD COM SHS
FEYE	FIREEYE INC COM
FEZ	SPDR INDEX SHS FDS EURO STOXX 50
FF	FUTUREFUEL CORPORATION COM
FFA	FIRST TR ENHANCED EQTY INC FD COM
FFBC	FIRST FINL BANCORP OH COM
FFBCW	FIRST FINL BANCORP OH WT EXP 122318
FFC	FLAHERTY&CRMN PFD SEC INCOM FD COM
FFG	FBL FINL GROUP INC CL A
FFHL	FUWEI FILMS HLDGS CO LTD SHS
FFIC	FLUSHING FINL CORP COM
FFIN	FIRST FINL BANKSHARES COM
FFIV	F5 NETWORKS INC COM
FFKT	FARMERS CAP BK CORP COM
FFNW	FIRST FINANCIAL NORTHWEST INC COM
FFR	FIRST TR FTSE EPRA/NAREIT DEVL COM
FFTY	ACADEMY FDS TR INNOV IBD50 FD
FFWM	FIRST FNDTN INC COM
FGB	FIRST TRUST SPECIALTY FINANCE COM BEN INTR
FGBI	FIRST GTY BANCSHARES INC COM
FGD	FIRST TR EXCHANGE TRADED FD II DJ GLBL DIVID
FGEN	FIBROGEN INC COM
FGL	FIDELITY & GTY LIFE COM
FGM	FIRST TR EXCH TRD ALPHA FD II GERMANY ALPHA
FGP	FERRELLGAS PARTNERS L.P. UNIT LTD PART
FH	FORM HLDGS CORP COM
FHCO	FEMALE HEALTH CO COM

FHK	FIRST TR EXCH TRD ALPHA FD II HONG KONG ALPH
FHLC	FIDELITY MSCI HLTH CARE I
FHN	FIRST HORIZON NATL CORP COM
FHN-A	FIRST HORIZON NATL CORP DEPOSITARY SHS
FHY	FIRST TR STRATEGIC HIGH INC FD COM SHS NEW
FI	FRANKS INTL N V COM
FIA	ETF SER SOLUTIONS FALAH RUS LG CAP
FIBG	CREDIT SUISSE AG NASSAU BRH BG CP GRTH ETN
FIBK	FIRST INTST BANCSYSTEM INC COM CL A
FICO	FAIR ISAAC CORP COM
FIDU	FIDELITY MSCI INDL INDX
FIEE	UBS AG LONDON BRH FI ENHAN EUR ETN
FIEG	DEUTSCHE BK AG LONDON BRH FI ENH GL0BAL HY
FIEU	CREDIT SUISSE NASSAU BRH ETN STOXX EUR 50
FIF	FIRST TR ENERGY INFRASTRCTR FD COM
FIG	FORTRESS INVESTMENT GROUP LLC CL A
FIGY	BARCLAYS BK PLC BARC YLD ETN LKD
FIHD	UBS AG LONDON BRH FI ENHANCD ETN
FII	FEDERATED INVS INC PA CL B
FILL	ISHARES GLB ENR PROD ETF
FINL	FINISH LINE INC CL A
FINU	PROSHARES TR ULTRAPRO FIN SEL
FINZ	PROSHARES TR ULTRAPRO SHT FIN
FIS	FIDELITY NATL INFORMATION SVCS COM
FISI	FINANCIAL INSTNS INC COM
FISK	EMPIRE ST RLTY OP L P UNIT LTD PRT 250
FISV	FISERV INC COM
FIT	FITBIT INC CL A
FITB	FIFTH THIRD BANCORP COM
FITBI	FIFTH THIRD BANCORP DEP 1/1000 PFD
FITS	JANUS DETROIT STR TR HEALTH FITNESS
FIVE	FIVE BELOW INC COM
FIVN	FIVE9 INC COM
FIW	FIRST TR ISE WATER INDEX FD COM
FIX	COMFORT SYS USA INC COM
FIZZ	NATIONAL BEVERAGE CORP COM
FJP	FIRST TR EXCH TRD ALPHA FD II JAPAN ALPHADEX
FKO	FIRST TR EXCH TRD ALPHA FD II STH KOREA ALPH
FKU	FIRST TR EXCH TRD ALPHA FD II UNIT KING ALPH
FL	FOOT LOCKER INC COM
FLAG	EXCHANGE TRADED CONCEPTS TR WEATHRSTRM FRNSC
FLAT	BARCLAYS BK PLC US TRES FLATT
FLC	FLAHERTY & CRUMRINE TOTAL RETU COM
FLDM	FLUIDIGM CORP DEL COM
FLEX	FLEXTRONICS INTL LTD ORD
FLGE	CREDIT SUISSE NASSAU BRH LG CP GRTH ENH
FLIC	FIRST LONG IS CORP COM

FLIR	FLIR SYS INC COM
FLKS	FLEX PHARMA INC COM
FLL	FULL HOUSE RESORTS INC COM
FLM	FIRST TR ISE GLOBAL ENGR & CON COM
FLML	FLAMEL TECHNOLOGIES SA SPONSORED ADR
FLN	FIRST TR EXCH TRD ALPHA FD II LATIN AMER ALP
FLO	FLOWERS FOODS INC COM
FLOT	ISHARES TR FLTG RATE BD ETF
FLOW	SPX FLOW INC COM
FLQD	FRANKLIN TEMPLETON ETF TR LIBERTYQ GBL
FLQE	FRANKLIN TEMPLETON ETF TR LIBERTYQ EMERG
FLQG	FRANKLIN TEMPLETON ETF TR LIBERTYQ EQUTY
FLQH	FRANKLIN TEMPLETON ETF TR LIBERTYQ INTL
FLR	FLUOR CORP NEW COM
FLRN	SPDR SER TR INV GRD FLT RT
FLRT	ADVISORSHARES TR PAC EN FLTG RT
FLS	FLOWSERVE CORP COM
FLT	FLEETCOR TECHNOLOGIES INC COM
FLTB	FIDELITY LTD TRM BD ETF
FLTR	VANECK VECTORS ETF TR INVT GRADE FLTG
FLTX	FLEETMATICS GROUP PLC COM
FLWS	1 800 FLOWERS COM CL A
FLXN	FLEXION THERAPEUTICS INC COM
FLXS	FLEXSTEEL INDS INC COM
FLY	FLY LEASING LTD SPONSORED ADR
FM	ISHARES MSCI FRNTR100ETF
FMAT	FIDELITY MSCI MATLS INDEX
FMB	FIRST TR EXCHANG TRADED FD III MANAGD MUN ETF
FMBH	FIRST MID ILL BANCSHARES INC COM
FMBI	FIRST MIDWEST BANCORP DEL COM
FMC	F M C CORP COM NEW
FMD	FIRST MARBLEHEAD CORP COM NEW
FMER	FIRSTMERIT CORP COM
FMER-A	FIRSTMERIT CORP DEP SHS
FMF	FIRST TR EXCHANGE TRADED FD V FIRST TR MNGSTR
FMI	FOUNDATION MEDICINE INC COM
FMK	FIRST TR EXCNGE TRD ALPHADEX MEGA CAP ALPHA
FMLP	UBS AG LONDON BRH WLS FRG MLP EX
FMN	FEDERATED PREM MUN INC FD COM
FMNB	FARMERS NATL BANC CORP COM
FMO	FIDUCIARY CLAYMORE MLP OPP FD COM
FMS	FRESENIUS MED CARE AG&CO KGAA SPONSORED ADR
FMSA	FAIRMOUNT SANTROL HLDGS INC COM
FMX	FOMENTO ECONOMICO MEXICANO SAB SPON ADR UNITS
FMY	FIRST TRUST MORTGAGE INCM FD COM SHS
FN	FABRINET SHS
FNB	FNB CORP PA COM

FNB-E	F N B CORP FLA DEP SHS 1/40 PFD
FNBC	FIRST NBC BK HLDG CO COM
FNCL	FIDELITY MSCI FINLS IDX
FNCX	FUNCTIONX INC NEW COM NEW
FNDA	SCHWAB STRATEGIC TR SCHWAB FDT US SC
FNDB	SCHWAB STRATEGIC TR SCHWAB FDT US BM
FNDC	SCHWAB STRATEGIC TR SCHWB FDT INT SC
FNDE	SCHWAB STRATEGIC TR SCHWB FDT EMK LG
FNDF	SCHWAB STRATEGIC TR SCHWB FDT INT LG
FNDX	SCHWAB STRATEGIC TR SCHWAB FDT US LG
FNF	FIDELITY NATIONAL FINANCIAL IN FNF GROUP COM
FNFG	FIRST NIAGARA FINL GP INC COM
FNFG-B	FIRST NIAGARA FINL GP INC PFD NON CUM SER
FNFV	FIDELITY NATIONAL FINANCIAL IN FNFV GROUP COM
FNGN	FINANCIAL ENGINES INC COM
FNHC	FEDERATED NATL HLDG CO COM
FNI	FIRST TR ISE CHINDIA INDEX FD COM
FNJN	FINJAN HLDGS INC COM NEW
FNK	FIRST TR EXCNGE TRD ALPHADEX MID CAP VAL FD
FNLC	FIRST BANCORP INC ME COM
FNSR	FINISAR CORP COM NEW
FNTC	FINTECH ACQUISITION CORP COM
FNTCU	FINTECH ACQUISITION CORP UN 1COM&1WT
FNTCW	FINTECH ACQUISITION CORP WT EXP 021920
FNV	FRANCO NEVADA CORP COM
FNWB	FIRST NORTHWEST BANCORP COM
FNX	FIRST TR MID CAP CORE ALPHADEX COM SHS
FNY	FIRST TR EXCNGE TRD ALPHADEX MID CP GR ALPH
FOE	FERRO CORP COM
FOF	COHEN & STEERS CLOSED END OPPO COM
FOGO	FOGO DE CHAO INC COM
FOIL	BARCLAYS BK PLC IPTH ALUMN ETN
FOLD	AMICUS THERAPEUTICS INC COM
FOMX	FOAMIX PHARMACEUTICALS LTD SHS
FONE	FIRST TR EXCHANGE TRADED FD II NASDAQ SMRTPHONE
FONR	FONAR CORP COM NEW
FOR	FORESTAR GROUP INC COM
FORD	FORWARD INDS INC N Y COM NEW
FORK	FULING GLOBAL INC SHS
FORM	FORMFACTOR INC COM
FORR	FORRESTER RESH INC COM
FORTY	FORMULA SYS 1985 LTD SPONSORED ADR
FOSL	FOSSIL GROUP INC COM
FOX	TWENTY FIRST CENTY FOX INC CL B
FOXA	TWENTY FIRST CENTY FOX INC CL A
FOXF	FOX FACTORY HLDG CORP COM
FPA	FIRST TR EXCH TRD ALPHA FD II ASIA EX JAPAN

FPE	FIRST TR EXCHANGE-TRADED FD PFD SECS INC ETF
FPF	FIRST TR INTER DUR PFD & IN FD COM
FPI	FARMLAND PARTNERS INC COM
FPL	FST TR NEW OPPORT MLP & ENE FD COM
FPO	FIRST POTOMAC RLTY TR COM
FPP	FIELDPOINT PETROLEUM CORP COM
FPP+	FIELDPOINT PETROLEUM CORP WT EXP 032318
FPRX	FIVE PRIME THERAPEUTICS INC COM
FPT	FEDERATED PREM INTR MUN INC FD COM
FPX	FIRST TR US IPO INDEX FD SHS
FPXI	FIRST TR EXCHANGE TRADED FD II INTL IPO ETF
FR	FIRST INDUSTRIAL REALTY TRUST COM
FRA	BLACKROCK FLOAT RATE OME STRAT COM
FRAK	VANECK VECTORS ETF TR UNCVTL OIL GAS
FRAN	FRANCESCAS HLDGS CORP COM
FRBA	FIRST BANK WILLIAMSTOWN NJ COM
FRBK	REPUBLIC FIRST BANCORP INC COM
FRC	FIRST REP BK SAN FRANCISCO CAL COM
FRC-A	FIRST REP BK SAN FRANCISCO CAL DEP SH PFD A
FRC-B	FIRST REP BK SAN FRANCISCO CAL DEP SHS REPSTG 1
FRC-C	FIRST REP BK SAN FRANCISCO CAL DEP1/40TH PFD C
FRC-D	FIRST REP BK SAN FRANCISCO CAL DEP 1/40 PFD D %
FRC-E	FIRST REP BK SAN FRANCISCO CAL DEP 1/40TH PFD E
FRC-F	FIRST REP BK SAN FRANCISCO CAL DEP SH 1/40 P
FRC-G	FIRST REP BK SAN FRANCISCO CAL DEP PFD SER G
FRD	FRIEDMAN INDS INC COM
FRED	FREDS INC CL A
FREL	FIDELITY MSCI RL EST ETF
FRGI	FIESTA RESTAURANT GROUP INC COM
FRI	FIRST TR S&P REIT INDEX FD COM
FRME	FIRST MERCHANTS CORP COM
FRN	CLAYMORE EXCHANGE TRD FD TR 2 GUGG FRNTR MKT
FRO	FRONTLINE LTD SHS NEW
FRP	FAIRPOINT COMMUNICATIONS INC COM NEW
FRPH	FRP HLDGS INC COM
FRPT	FRESHPET INC COM
FRSH	PAPA MURPHYS HLDGS INC COM
FRT	FEDERAL REALTY INVT TR SH BEN INT NEW
FSAM	FIFTH STR ASSET MGMT INC CL A COM
FSB	FRANKLIN FINL NETWORK INC COM
FSBK	FIRST SOUTH BANCORP INC VA COM
FSBW	FS BANCORP INC COM
FSC	FIFTH STREET FINANCE CORP COM
FSCE	FIFTH STR FIN CORP SR NT 24
FSCFL	FIFTH STR FIN CORP SR NT 6.125% 28
FSD	FIRST TR HIGH INCOME L/S FD COM
FSFG	FIRST SAVINGS FINL GROUP INC COM

FSFR	FIFTH STR SR FLOATNG RATE CORP COM
FSI	FLEXIBLE SOLUTIONS INTL INC COM
FSIC	FS INVT CORP COM
FSLR	FIRST SOLAR INC COM
FSM	FORTUNA SILVER MINES INC COM
FSNN	FUSION TELECOMM INTL INC COM NEW
FSP	FRANKLIN STREET PPTYS CORP COM
FSS	FEDERAL SIGNAL CORP COM
FSTA	FIDELITY CONSMR STAPLES
FSTR	FOSTER L B CO COM
FSV	FIRSTSERVICE CORP NEW SUB VTG SH
FSZ	FIRST TR EXCH TRD ALPHA FD II SWITZLND ALPHA
FT	FRANKLIN UNVL TR SH BEN INT
FTA	FIRST TR LRG CP VL ALPHADEX FD COM SHS
FTAG	FIRST TR EXCHANGE TRADED FD II INDXX GLOBAL AGR
FTAI	FORTRESS TRANS INFRST INVS LLC COM REP LTD LIAB
FTC	FIRST TR LRG CP GRWTH ALPHADEX COM SHS
FTCS	FIRST TR EXCHANGE TRADED FD CAP STRENGTH ETF
FTD	FTD COS INC COM
FTEC	FIDELITY MSCI INFO TECH I
FTEK	FUEL TECH INC COM
FTF	FRANKLIN LTD DURATION INC TR COM
FTGC	FIRST TR EXCHAN TRADED FD VII FST TR GLB FD
FTHI	FIRST TR EXCHANGE TRADED FD VI HIGH INCOME ETF
FTI	FMC TECHNOLOGIES INC COM
FTK	FLOTEK INDS INC DEL COM
FTLB	FIRST TR EXCHANGE TRADED FD VI LOW BETA INCOME
FTLS	FIRST TR EXCH TRADED FD III LNG/SHT EQUITY
FTNT	FORTINET INC COM
FTR	FRONTIER COMMUNICATIONS CORP COM
FTRI	FIRST TR EXCHANGE TRADED FD II INDXX NAT RE ETF
FTRPR	FRONTIER COMMUNICATIONS CORP PFD CONV SER-A
FTSD	FRANKLIN ETF TR LIBERTY SHRT ETF
FTSL	FIRST TR EXCHANGE TRADED FD IV SENIOR LN FD
FTSM	FIRST TR EXCHANGE TRADED FD IV FIRST TR ENH NEW
FTV#	FORTIVE CORP COM
FTW	FIRST TR EXCH TRD ALPHA FD II TAIWAN ALPHADE
FTY	ISHARES TR REAL EST 50 ETF
FUD	UBS AG JERSEY BRH CMCI FOOD ETN
FUE	SWEDISH EXPT CR CORP MLCX BIO ETN23
FUEL	ROCKET FUEL INC COM
FUL	FULLER H B CO COM
FULL	FULL CIRCLE CAP CORP COM
FULLL	FULL CIRCLE CAP CORP NT 8.25% 20
FULT	FULTON FINL CORP PA COM
FUN	CEDAR FAIR L P DEPOSITRY UNIT
FUNC	FIRST UTD CORP COM

FUND	SPROTT FOCUS TR INC COM
FUR	WINTHROP RLTY TR SH BEN INT NEW
FUTY	FIDELITY MSCI UTILS INDEX
FV	FIRST TR EXCHANGE TRADED FD VI DORSEY WRT 5 ETF
FVC	FIRST TR EXCHANGE TRADED FD VI DORSEY WRIGHT
FVD	FIRST TR VALUE LINE DIVID INDX SHS
FVE	FIVE STAR QUALITY CARE INC COM
FVL	FIRST TR VALUE LINE 100 ETF COM SHS
FWDB	ADVISORSHARES TR MADRONA GLB BD
FWDD	ADVISORSHARES TR MADRONA DOMESTIC
FWDI	ADVISORSHARES TR MADRONA INTL ETF
FWP	FORWARD PHARMA A/S SPONSORED ADR
FWRD	FORWARD AIR CORP COM
FXA	CURRENCYSHARES AUSTRALIAN DLR AUSTRALIAN DOL
FXB	CURRENCYSHS BRIT POUND STER TR BRIT POUND STE
FXC	CURRENCYSHARES CDN DLR TR CDN DOLLAR SHS
FXCB	FOX CHASE BANCORP INC NEW COM
FXCH	CURRENCYSHARES CHINESE RENMINB CHIN RENMINBI
FXCM	FXCM INC CL A NEW
FXD	FIRST TR EXCHANGE TRADED FD II CONSUMR DISCRE
FXE	CURRENCYSHARES EURO TR EURO SHS
FXEP	POWERSHARES ETF TR II DEV EUR PAC HE
FXEU	POWERSHARES ETF TR II EURO CUR HDG
FXF	CURRENCYSHARES SWISS FRANC TR SWISS FRANC SH
FXG	FIRST TR EXCHANGE TRADED FD II CONSUMR STAPLE
FXH	FIRST TR EXCHANGE TRADED FD II HLTH CARE ALPH
FXI	ISHARES TR CHINA LG-CAP ETF
FXJP	POWERSHARES ETF TR II JAP HED LOW VO
FXL	FIRST TR EXCHANGE TRADED FD II TECH ALPHADEX
FXN	FIRST TR EXCHANGE TRADED FD II ENERGY ALPHADX
FXO	FIRST TR EXCHANGE TRADED FD II FINLS ALPHADEX
FXP	PROSHARES TR ULTSHT FT CH 50
FXR	FIRST TR EXCHANGE TRADED FD II INDLS PROD DUR
FXS	CURRENCYSHARES SWEDISH KRONA T SWEDISH KRONA
FXSG	CURRENCYSHARES SINGAPORE DLR T SHS
FXU	FIRST TR EXCHANGE TRADED FD II UTILITIES ALPH
FXY	CURRENCYSHS JAPANESE YEN TR JAPANESE YEN
FXZ	FIRST TR EXCHANGE TRADED FD II MATERIALS ALPH
FYC	FIRST TR EXCNGE TRD ALPHADEX SML CP GRW ALP
FYLD	CAMBRIA ETF TR CAMBRIA FGN SHR
FYT	FIRST TR EXCNGE TRD ALPHADEX SML CAP VAL AL
FYX	FIRST TR SML CP CORE ALPHA FD COM SHS
G	GENPACT LIMITED SHS
GAA	CAMBRIA ETF TR GLB ASSET ALLO
GAB	GABELLI EQUITY TR INC COM
GAB-D	GABELLI EQUITY TR INC PFD D 5.875%
GAB-G	GABELLI EQUITY TR INC PFD-G

GAB-H	GABELLI EQUITY TR INC PFD SER H 5.00%
GAB-J	GABELLI EQUITY TR INC PFD CUM SER J
GABC	GERMAN AMERN BANCORP INC COM
GAF	SPDR INDEX SHS FDS MIDEAST AFRICA
GAIA	GAIAM INC CL A
GAIN	GLADSTONE INVT CORP COM
GAINN	GLADSTONE INVT CORP PFD SER C
GAINO	GLADSTONE INVT CORP CUM PFD SER-B
GAINP	GLADSTONE INVT CORP PFD A 7.125%
GAL	SSGA ACTIVE ETF TR GLOBL ALLO ETF
GALE	GALENA BIOPHARMA INC COM
GALT	GALECTIN THERAPEUTICS INC COM NEW
GALTU	GALECTIN THERAPEUTICS INC UNIT EX 032817
GALTW	GALECTIN THERAPEUTICS INC WT EXP 032817
GAM	GENERAL AMERN INVS INC COM
GAM-B	GENERAL AMERN INVS INC PFD B 5.95%
GAMR	ETF MANAGERS TR PUREFUNDS VIDEO
GARS	GARRISON CAP INC COM
GAS	AGL RES INC COM
GASL	DIREXION SHS ETF TR DLY NATRL GAS 3X
GASS	STEALTHGAS INC SHS
GASX	DIREXION SHS ETF TR DAILY NAT GAS 3X
GAZ	BARCLAYS BANK PLC ETN DJUBS NAT37
GB	GREATBATCH INC COM
GBAB	GUGGENHEIM BLD AMR BDS MANG DR COM
GBB	BARCLAYS BK PLC IP GBP/USD ETN
GBCI	GLACIER BANCORP INC NEW COM
GBDC	GOLUB CAP BDC INC COM
GBF	ISHARES TR GOV/CRED BD ETF
GBIM	GLOBEIMMUNE INC COM
GBL	GAMCO INVESTORS INC CL A COM
GBLI	GLOBAL INDEMNITY PLC SHS
GBLIZ	GLOBAL INDEMNITY PLC SUB NT 7.75%45
GBNK	GUARANTY BANCORP DEL COM NEW
GBR	NEW CONCEPT ENERGY INC COM
GBSN	GREAT BASIN SCIENTIFIC INC COM
GBT	GLOBAL BLOOD THERAPEUTICS INC COM
GBX	GREENBRIER COS INC COM
GCAP	GAIN CAP HLDGS INC COM
GCBC	GREENE COUNTY BANCORP INC COM
GCC	WISDOMTREE CONTINUOUS COMMODIT SHS BEN INT
GCE	GS FIN CORP ETN CLAYMORE37
GCH	ABERDEEN GTR CHINA FD INC COM
GCI	GANNETT CO INC COM
GCO	GENESCO INC COM
GCP	GCP APPLIED TECHNOLOGIES INC COM
GCV	GABELLI CONV&INCOM SECS FD INC COM

GCV-B	GABELLI CONV&INCOM SECS FD INC PFD SER B
GCVRZ	SANOFI CONTGNT VAL RT
GD	GENERAL DYNAMICS CORP COM
GDDY	GODADDY INC CL A
GDEN	GOLDEN ENTMT INC COM
GDF	WESTERN ASSET GLB PTNRS INCOME COM
GDJJ	PROSHARES TR ULTRA JR MNRS NW
GDJS	PROSHARES TR ULTSHT JR MIN
GDL	GDL FUND COM SH BEN IT
GDL-B	GDL FUND CUM PFD SER B
GDO	WESTERN ASSET GLOBAL CP DEFINE COM
GDOT	GREEN DOT CORP CL A
GDV	GABELLI DIVD & INCOME TR COM
GDV-A	GABELLI DIVD & INCOME TR PFD SER A
GDV-D	GABELLI DIVD & INCOME TR PFD SER D
GDX	VANECK VECTORS ETF TR GOLD MINERS ETF
GDXJ	VANECK VECTORS ETF TR JR GOLD MINERS E
GDXS	PROSHARES TR ULTSHT GLD MIN
GDXX	PROSHARES TR ULTRA GLD MNR NW
GE	GENERAL ELECTRIC CO COM
GEB	GENERAL ELEC CAP CORP NT 52
GEC	GREAT ELM CAP GROUP INC COM
GEF	GREIF INC CL A
GEF.B	GREIF INC CL B
GEH	GENERAL ELEC CAP CORP NT 53
GEK	GENERAL ELEC CAP CORP NT
GEL	GENESIS ENERGY L P UNIT LTD PARTN
GEM	GOLDMAN SACHS ETF TR ACTIVEBETA EME
GEMP	GEMPHIRE THERAPEUTICS INC COM
GEN	GENESIS HEALTHCARE INC CL A COM
GENC	GENCOR INDS INC COM
GENE	GENETIC TECHNOLOGIES LTD SPON ADR 150SHS
GEO	GEO GROUP INC NEW COM
GEOS	GEOSPACE TECHNOLOGIES CORP COM
GEQ	GUGGENHEIM EQ WEIGHT ENHANC EQ COM SH BEN INT
GER	GOLDMAN SACHS MLP ENERGY RENAI COM
GERN	GERON CORP COM
GES	GUESS INC COM
GEUR	ADVISORSHARES TR GARTMAN GLD/EU
GEVO	GEVO INC COM NEW
GEX	VANECK VECTORS ETF TR GLOBAL ALTER ETF
GF	NEW GERMANY FD INC COM
GFA	GAFISA S A SPONS ADR
GFED	GUARANTY FED BANCSHARES INC COM
GFF	GRIFFON CORP COM
GFI	GOLD FIELDS LTD NEW SPONSORED ADR
GFN	GENERAL FIN CORP DEL COM

GFNCP	GENERAL FIN CORP DEL RED PRP PFD C
GFNSL	GENERAL FIN CORP DEL SR NT
GFY	WESTERN ASSET VAR RT STRG FD COM
GG	GOLDCORP INC NEW COM
GGAC	GARNERO GROUP ACQUISITION CO SHS
GGACR	GARNERO GROUP ACQUISITION CO RT 062516
GGACU	GARNERO GROUP ACQUISITION CO UN1 SH 1WT 1RT
GGACW	GARNERO GROUP ACQUISITION CO WT EXP 062419
GGAL	GRUPO FINANCIERO GALICIA S A SP ADR 10 SH B
GGB	GERDAU S A SPON ADR REP PFD
GGE	GUGGENHEIM ENHANCED EQUITY STR COM
GGG	GRACO INC COM
GGM	GUGGENHEIM CR ALLOCATION FD COM
GGN	GAMCO GLOBAL GOLD NAT RES & IN COM SH BEN INT
GGN-B	GAMCO GLOBAL GOLD NAT RES & IN PFD SER B 5.00%
GGOV	PROSHARES TR GERMAN SOV/SUB
GGP	GENERAL GROWTH PPTYS INC NEW COM
GGP-A	GENERAL GROWTH PPTYS INC NEW PFD SER A 6.375%
GGT	GABELLI MULTIMEDIA TR INC COM
GGT-B	GABELLI MULTIMEDIA TR INC PFD B 6%
GGZ	GABELLI GLB SML & MD CP VAL TR COM
GGZ-A	GABELLI GLB SML & MD CP VAL TR PFD CUM SER A
GHC	GRAHAM HLDGS CO COM
GHDX	GENOMIC HEALTH INC COM
GHE	EXCHANGE TRADED CONCEPTS TR REX GL HD FTSE
GHII	CLAYMORE EXCHANGE TRD FD TR 2 GUGG HIGH INCM
GHL	GREENHILL & CO INC COM
GHM	GRAHAM CORP COM
GHS	EXCHANGE TRADED CONCEPTS TR REX GOLD SP500
GHY	PRUDENTIAL GLB SHT DUR HG YLD COM
GI	ENDOCHOICE HLDGS INC COM
GIB	GROUPE CGI INC CL A SUB VTG
GIFI	GULF ISLAND FABRICATION INC COM
GIG	GIGPEAK INC COM
GIGA	GIGA TRONICS INC COM
GIGM	GIGAMEDIA LTD SHS NEW
GII	SPDR INDEX SHS FDS S&P GBLINF ETF
GIII	G-III APPAREL GROUP LTD COM
GIL	GILDAN ACTIVEWEAR INC COM
GILD	GILEAD SCIENCES INC COM
GILT	GILAT SATELLITE NETWORKS LTD SHS NEW
GIM	TEMPLETON GLOBAL INCOME FD COM
GIMO	GIGAMON INC COM
GIS	GENERAL MLS INC COM
GIVE	ADVISORSHARES TR ADVISR GLBECHO
GJH	STRATS TR UTD STS CELLULAR CP STRATS 6.375
GJO	STRATS TR WAL MART STORES INC STRT CTF 05-4

GJP	STRATS TR FOR DOMINION RES INC STRT CTF 05-6
GJR	STRATS TR FOR PROCTR&GAMBL SEC CTF 2006-1
GJS	STRATS TR GOLDMAN SACHS GROUP STRATS CTF 33
GJT	STRATS TR ALLSTATE CORP 06-3 ASSET BKD
GJV	STRATS TR NEWS CORP SECS 2006 CTF 7% CL A-1
GK	G & K SVCS INC CL A
GKOS	GLAUKOS CORP COM
GLAD	GLADSTONE CAPITAL CORP COM
GLADO	GLADSTONE CAPITAL CORP TERM PFD
GLBL	TERRAFORM GLOBAL INC CL A
GLBS	GLOBUS MARITIME LIMITED NEW COM
GLBZ	GLEN BURNIE BANCORP COM
GLD	SPDR GOLD TRUST GOLD SHS
GLDC	GOLDEN ENTERPRISES INC COM
GLDD	GREAT LAKES DREDGE & DOCK CORP COM
GLDI	CREDIT SUISSE NASSAU BRH X LINK GOLD SHS
GLDX	GLOBAL X FDS GLOBAL X GOLD EX
GLF	GULFMARK OFFSHORE INC CL A NEW
GLL	PROSHARES TR II ULTRASHRT NEW
GLMD	GALMED PHARMACEUTICALS LTD SHS
GLNG	GOLAR LNG LTD BERMUDA SHS
GLO	CLOUGH GLOBAL OPPORTUNITIES FD SH BEN INT
GLOB	GLOBANT S A COM
GLOG	GASLOG LTD SHS
GLOG-A	GASLOG LTD PFD SHS SER A
GLOP	GASLOG PARTNERS LP UNIT LTD PTNRP
GLOW	GLOWPOINT INC COM NEW
GLP	GLOBAL PARTNERS LP COM UNITS
GLPG	GALAPAGOS NV SPON ADR
GLPI	GAMING & LEISURE PPTYS INC COM
GLQ	CLOUGH GLOBAL EQUITY FD COM
GLRE	GREENLIGHT CAPITAL RE LTD CLASS A
GLRI	GLORI ENERGY INC COM
GLT	GLATFELTER COM
GLTR	ETFS PRECIOUS METALS BASKET TR PHYS PM BSKT
GLU	GABELLI GLOBL UTIL & INCOME TR COM SH BEN INT
GLU-A	GABELLI GLOBL UTIL & INCOME TR PFD A PUTT CAL
GLUU	GLU MOBILE INC COM
GLV	CLOUGH GLOBAL ALLOCATION FD COM
GLW	CORNING INC COM
GLYC	GLYCOMIMETICS INC COM
GM	GENERAL MTRS CO COM
GM+A	GENERAL MTRS CO WT EXP 071016
GM+B	GENERAL MTRS CO WT EXP 071019
GMAN	GORDMANS STORES INC COM
GME	GAMESTOP CORP NEW CL A
GMED	GLOBUS MED INC CL A

GMF	SPDR INDEX SHS FDS ASIA PACIF ETF
GML	SPDR INDEX SHS FDS LATIN AMER ETF
GMLP	GOLAR LNG PARTNERS LP COM UNIT LPI
GMM	SPDR INDEX SHS FDS EMERG MKTS ETF
GMMB	COLUMBIA ETF TR INTRM MUBD ETF
GMO	GENERAL MOLY INC COM
GMOM	CAMBRIA ETF TR GLB MOMENT ETF
GMS	GMS INC COM
GMT	GATX CORP COM
GMTA	GATX CORP SR NT 2066
GMTB	COLUMBIA ETF TR CORE BD ETF
GMZ	GOLDMAN SACHS MLP INC OPP FD COM SHS
GNAT	WISDOMTREE TR GLB NAT RES FD
GNBC	GREEN BANCORP INC COM
GNC	GNC HLDGS INC COM CL A
GNCA	GENOCEA BIOSCIENCES INC COM
GNCMA	GENERAL COMMUNICATION INC CL A
GNE	GENIE ENERGY LTD CL B
GNE-A	GENIE ENERGY LTD PFD-2012-A
GNK	GENCO SHIPPING & TRADING LTD SHS NEW
GNL	GLOBAL NET LEASE INC COM
GNMA	ISHARES TR GNMA BOND ETF
GNMK	GENMARK DIAGNOSTICS INC COM
GNR	SPDR INDEX SHS FDS GLB NAT RESRCE
GNRC	GENERAC HLDGS INC COM
GNRT	GENER8 MARITIME INC COM
GNRX	VANECK VECTORS ETF TR GEN DRUGS ETF
GNT	GAMCO NAT RES GOLD & INCOME TR SH BEN INT
GNTX	GENTEX CORP COM
GNVC	GENVEC INC COM NEW
GNW	GENWORTH FINL INC COM CL A
GOF	GUGGENHEIM STRATEGIC OPP FD COM SBI
GOGL	GOLDEN OCEAN GROUP LTD SHS
GOGO	GOGO INC COM
GOL	GOL LINHAS AEREAS INTLG S A SPON ADR PFD NEW
GOLD	RANDGOLD RES LTD ADR
GOOD	GLADSTONE COML CORP COM
GOODM	GLADSTONE COML CORP PFD SER D
GOODN	GLADSTONE COML CORP PFD SER C 7.125%
GOODO	GLADSTONE COML CORP PFD B 7.50%
GOODP	GLADSTONE COML CORP PFD SER A
GOOG	ALPHABET INC CAP STK CL C
GOOGL	ALPHABET INC CAP STK CL A
GORO	GOLD RESOURCE CORP COM
GOV	GOVERNMENT PPTYS INCOME TR COM SHS BEN INT
GOVN	GOVERNMENT PPTYS INCOME TR SR NT 46
GOVT	ISHARES TR CORE US TR BD

GPAC	GLOBAL PARTNER ACQUISITION COR COM
GPACU	GLOBAL PARTNER ACQUISITION COR UNIT EX 070120
GPACW	GLOBAL PARTNER ACQUISITION COR WT EXP 070120
GPC	GENUINE PARTS CO COM
GPE-A	GEORGIA PWR CO PFD A 6.125%
GPI	GROUP 1 AUTOMOTIVE INC COM
GPIA	GP INVTS ACQUISITION COR SHS
GPIAU	GP INVTS ACQUISITION COR UT 1COM 1/2WT
GPIAW	GP INVTS ACQUISITION COR WT EXP 051920
GPIC	GAMING PARTNERS INTL CORP COM
GPK	GRAPHIC PACKAGING HLDG CO COM
GPL	GREAT PANTHER SILVER LTD COM
GPM	GUGGENHEIM ENHNCD EQTY INCM FD COM
GPN	GLOBAL PMTS INC COM
GPOR	GULFPORT ENERGY CORP COM NEW
GPP	GREEN PLAINS PARTNERS LP COM REP PTR IN
GPRE	GREEN PLAINS INC COM
GPRK	GEOPARK LTD USD SHS
GPRO	GOPRO INC CL A
GPS	GAP INC DEL COM
GPT	GRAMERCY PPTY TR COM
GPT-A	GRAMERCY PPTY TR 7.125 RED PFD A
GPX	GP STRATEGIES CORP COM
GQRE	FLEXSHARES TR GLB QLT R/E IDX
GRA	GRACE W R & CO DEL NEW COM
GRAM	GRANA Y MONTERO S A A SPONSORED ADR
GRBK	GREEN BRICK PARTNERS INC COM
GRC	GORMAN RUPP CO COM
GREK	GLOBAL X FDS MSCI GREECE ETF
GRES	INDEXIQ ETF TR IQ GLB RES ETF
GRF	EAGLE CAP GROWTH FD INC COM
GRFS	GRIFOLS S A SP ADR REP B NVT
GRI	ALPS ETF TR C&S GLOBL ETF
GRID	FIRST TR EXCH TRADED FD II NASDQ CLN EDGE
GRIF	GRIFFIN INL RLTY INC COM
GRMN	GARMIN LTD SHS
GRN	BARCLAYS BANK PLC ETN GLB CARB38
GRO	AGRIA CORP SPONSORED ADR
GROW	U S GLOBAL INVS INC CL A
GRP=	GRANITE REAL ESTATE INVT TR STAPLED UNIT
GRPN	GROUPON INC COM CL A
GRR	ASIA TIGERS FD INC COM
GRSH	GORES HLDGS INC CL A
GRSHU	GORES HLDGS INC UNIT EXP 20
GRSHW	GORES HLDGS INC WT EXP 081320
GRU	SWEDISH EXPT CR CORP MLCX GRN ETN23
GRUB	GRUBHUB INC COM

GRVY	GRAVITY CO LTD SPONSORED ADR NE
GRWN	BARCLAYS BK PLC IPTH SOFTS ETN
GRX	GABELLI HLTHCARE & WELLNESS TR SHS
GRX-A	GABELLI HLTHCARE & WELLNESS TR PFD SER A
GRX-B	GABELLI HLTHCARE & WELLNESS TR PFD SER B 5.875%
GS	GOLDMAN SACHS GROUP INC COM
GS-A	GOLDMAN SACHS GROUP INC PFD A 1/1000
GS-B	GOLDMAN SACHS GROUP INC PFD 1/1000 B
GS-C	GOLDMAN SACHS GROUP INC PFD 1/1000 C
GS-D	GOLDMAN SACHS GROUP INC SHS D 1/1000
GS-I	GOLDMAN SACHS GROUP INC DEPSHS1/1000PF
GS-J	GOLDMAN SACHS GROUP INC DEP 1/1000 PFD J
GS-K	GOLDMAN SACHS GROUP INC DEP 1/1000 SER K
GS-N	GOLDMAN SACHS GROUP INC DEP 1/1000 SER N
GSAT	GLOBALSTAR INC COM
GSB	GLOBALSCAPE INC COM
GSBC	GREAT SOUTHN BANCORP INC COM
GSBD	GOLDMAN SACHS BDC INC SHS
GSC	GOLDMAN SACHS GROUP INC SP ENHCMD37ETN
GSEU	GOLDMAN SACHS ETF TR ACTIVEBETA EUR
GSG	ISHARES S&P GSCI COMMODITY IDX UNIT BEN INT
GSH	GUANGSHEN RY LTD SPONSORED ADR
GSI	GENERAL STEEL HOLDINGS INC COM NEW
GSIE	GOLDMAN SACHS ETF TR ACTIVEBETA INT
GSIT	GSI TECHNOLOGY COM
GSJ	GOLDMAN SACHS GROUP INC NT 6.5%61
GSJY	GOLDMAN SACHS ETF TR ACTIVEBETA JAP
GSK	GLAXOSMITHKLINE PLC SPONSORED ADR
GSL	GLOBAL SHIP LEASE INC NEW SHS A
GSL-B	GLOBAL SHIP LEASE INC NEW DEP SH SER-B
GSLC	GOLDMAN SACHS ETF TR EQUITY ETF
GSM	FERROGLOBE PLC SHS
GSOL	GLOBAL SOURCES LTD ORD
GSP	BARCLAYS BK PLC IPSPGS TTL ETN
GSS	GOLDEN STAR RES LTD CDA COM
GST	GASTAR EXPL INC NEW COM
GST-A	GASTAR EXPLORATION INC PFD-A 8.625%
GST-B	GASTAR EXPLORATION INC PFD SER B %
GSV	GOLD STD VENTURES CORP COM
GSVC	GSV CAP CORP COM
GSY	CLAYMORE EXCHANGE TRD FD TR GUGG ENH SHT DUR
GT	GOODYEAR TIRE & RUBR CO COM
GTAA	ADVISORSHARES TR MOR CREEK GL TAC
GTE	GRAN TIERRA ENERGY INC COM
GTIM	GOOD TIMES RESTAURANTS INC COM PAR $.001NEW
GTIP	ISHARES TR GLBL INFL-LKD BD
GTLS	CHART INDS INC COM PAR $0.01

GTN	GRAY TELEVISION INC COM
GTN.A	GRAY TELEVISION INC CL A
GTO	CLAYMORE EXCHANGE TRD FD TR 2 GUGGENHEIM ETF
GTS	TRIPLE-S MGMT CORP CL B
GTT	GTT COMMUNICATIONS INC COM
GTWN	GEORGETOWN BANCORP INC MD COM
GTXI	GTX INC DEL COM
GTY	GETTY RLTY CORP NEW COM
GUID	GUIDANCE SOFTWARE INC COM
GULF	WISDOMTREE TR MID EAST DIVD
GUNR	FLEXSHARES TR MORNSTAR UPSTR
GUR	SPDR INDEX SHS FDS EUROPE ETF
GURE	GULF RESOURCES INC COM PAR $0.0005
GURI	GLOBAL X FDS GURU INTL IDX
GURU	GLOBAL X FDS GLB X GURU INDEX
GUSH	DIREXION SHS ETF TR OIL GAS BL 3X SH
GUT	GABELLI UTIL TR COM
GUT-A	GABELLI UTIL TR PFD A 5.625%
GUT-C	GABELLI UTIL TR PFD CUM SER C
GV	GOLDFIELD CORP COM
GVA	GRANITE CONSTR INC COM
GVAL	CAMBRIA ETF TR GLOBAL VALUE ETF
GVI	ISHARES TR INTRM GOV/CR ETF
GVP	GSE SYS INC COM
GWB	GREAT WESTN BANCORP INC COM
GWGH	GWG HLDGS INC COM
GWL	SPDR INDEX SHS FDS S&P WRLD EX US
GWPH	GW PHARMACEUTICALS PLC ADS
GWR	GENESEE & WYO INC CL A
GWRE	GUIDEWIRE SOFTWARE INC COM
GWRS	GLOBAL WTR RES INC COM
GWW	GRAINGER W W INC COM
GWX	SPDR INDEX SHS FDS S&P INTL SMLCP
GXC	SPDR INDEX SHS FDS S&P CHINA ETF
GXF	GLOBAL X FDS FTSE NORDIC REG
GXG	GLOBAL X FDS GLBX MSCI COLUM
GXP	GREAT PLAINS ENERGY INC COM
GYB	CABCO SER 2004-101 TR GOLDMAN CTF CALL 6.345
GYC	CABCO SER 2004-102 TR SBC CTF FLT RATE
GYEN	ADVISORSHARES TR GARTMAN GD/YEN
GYLD	ARROW ETF TR ARROW DJ GLB YLD
GYRO	GYRODYNE LLC COM
GZT	GAZIT GLOBE LTD SHS
H	HYATT HOTELS CORP COM CL A
HA	HAWAIIAN HOLDINGS INC COM
HABT	HABIT RESTAURANTS INC COM CL A
HACK	ETF MANAGERS TR PUREFUNDS ISE CY

HACW	ISHARES TR MSCI ACWI ETF
HAE	HAEMONETICS CORP COM
HAFC	HANMI FINL CORP COM NEW
HAHA	CSOP ETF TR CHINA CSI 300
HAIN	HAIN CELESTIAL GROUP INC COM
HAKD	DIREXION SHS ETF TR DLY CYB SEC BEAR
HAKK	DIREXION SHS ETF TR DLY CYB SEC BULL
HAL	HALLIBURTON CO COM
HALL	HALLMARK FINL SVCS INC EC COM NEW
HALO	HALOZYME THERAPEUTICS INC COM
HAO	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CHN SML CAP
HAP	VANECK VECTORS ETF TR NAT RES ETF
HAR	HARMAN INTL INDS INC COM
HAS	HASBRO INC COM
HASI	HANNON ARMSTRONG SUST INFR CAP COM
HAUD	ISHARES TR MSCI AUSTRALIA
HAWK	BLACKHAWK NETWORK HLDGS INC COM
HAWX	ISHARES TR MSCI ACWI EXUS
HAYN	HAYNES INTERNATIONAL INC COM NEW
HBAN	HUNTINGTON BANCSHARES INC COM
HBANO	HUNTINGTON BANCSHARES INC DEP SHS PFD D
HBANP	HUNTINGTON BANCSHARES INC PFD CONV SER A
HBCP	HOME BANCORP INC COM
HBHC	HANCOCK HLDG CO COM
HBHCL	HANCOCK HLDG CO NT 45
HBI	HANESBRANDS INC COM
HBIO	HARVARD BIOSCIENCE INC COM
HBK	HAMILTON BANCORP INC MD COM
HBM	HUDBAY MINERALS INC COM
HBM+	HUDBAY MINERALS INC WT EXP 072018
HBMD	HOWARD BANCORP INC COM
HBNC	HORIZON BANCORP IND COM
HBP	HUTTIG BLDG PRODS INC COM
HBU	PROSHARES TR ULT HOMEBUILDS
HBZ	PROSHARES TR ULTSHT HMEBUIL
HCA	HCA HOLDINGS INC COM
HCAC	HENNESSY CAP ACQUISITION CORP COM
HCACU	HENNESSY CAP ACQUISITION CORP UNIT 1CM 1WT
HCACW	HENNESSY CAP ACQUISITION CORP WT EXP 072820
HCAP	HARVEST CAP CR CORP COM
HCAPL	HARVEST CAP CR CORP SR NT 20
HCCI	HERITAGE CRYSTAL CLEAN INC COM
HCHC	HC2 HLDGS INC COM
HCI	HCI GROUP INC COM
HCJ	HCI GROUP INC SR NT 20
HCKT	HACKETT GROUP INC COM
HCLP	HI-CRUSH PARTNERS LP COM UNIT LTD

HCM	HUTCHISON CHINA MEDITECH LTD SPONSORED ADR
HCN	WELLTOWER INC COM
HCN-I	WELLTOWER INC 6.50% PFD PREPET
HCN-J	WELLTOWER INC PFD SER J 6.50%
HCOM	HAWAIIAN TELCOM HOLDCO INC COM
HCP	HCP INC COM
HCSG	HEALTHCARE SVCS GRP INC COM
HD	HOME DEPOT INC COM
HDAW	DBX ETF TR ALL WRLD EX US
HDB	HDFC BANK LTD ADR REPS 3 SHS
HDEE	DBX ETF TR EM HGH DIV YLD
HDEF	DBX ETF TR EAFE HGH DV YL
HDEZ	DBX ETF TR EMU DIV YLD HD
HDG	PROSHARES TR HD REPLICATION
HDGE	ADVISORSHARES TR RANGER EQUITY BE
HDLS	WISDOMTREE TR INTL HDG SMLCP
HDLV	UBS AG LONDON BRH 2XLEV US HG DV
HDNG	HARDINGE INC COM
HDP	HORTONWORKS INC COM
HDRA	HYDRA INDS ACQUISITION CORP COM
HDRAR	HYDRA INDS ACQUISITION CORP RT
HDRAU	HYDRA INDS ACQUISITION CORP UNT 1 COM 1 WT
HDRAW	HYDRA INDS ACQUISITION CORP WT EXP 102021
HDS	HD SUPPLY HLDGS INC COM
HDSN	HUDSON TECHNOLOGIES INC COM
HDV	ISHARES TR CORE HIGH DV ETF
HDWM	WISDOMTREE TR INTL HEDGED EQ
HDWX	SPDR INDEX SHS FDS S&P INTL DIVID
HE	HAWAIIAN ELEC INDUSTRIES COM
HE-U	HECO CAP TR III QUIPS 6.5% 04
HEAR	TURTLE BEACH CORP COM
HEB	HEMISPHERX BIOPHARMA INC COM
HECO	STRATEGY SHS ECOL STRAT ETF
HEDJ	WISDOMTREE TR EUROPE HEDGED EQ
HEEM	ISHARES INC CUR HD MSCI EM
HEES	H & E EQUIPMENT SERVICES INC COM
HEFA	ISHARES TR HDG MSCI EAFE
HEI	HEICO CORP NEW COM
HEI.A	HEICO CORP NEW CL A
HELE	HELEN OF TROY CORP LTD COM
HEOP	HERITAGE OAKS BANCORP COM
HEP	HOLLY ENERGY PARTNERS L P COM UT LTD PTN
HEQ	JOHN HANCOCK HDG EQ & INC FD COM
HES	HESS CORP COM
HES-A	HESS CORP DEP PDF SR A
HEVY	BARCLAYS BK PLC IPTH INDL MTLS
HEWC	ISHARES TR MSCI CDA ETF

HEWG	ISHARES TR HDG MSCI GERMN
HEWI	ISHARES TR MSCI ITALY ETF
HEWJ	ISHARES TR HDG MSCI JAPAN
HEWL	ISHARES TR MSCI SWITZERLD
HEWP	ISHARES TR MSCI SPAIN ETF
HEWU	ISHARES TR MSCI UN KNGDOM
HEWW	ISHARES TR MSCI MEXICO
HEWY	ISHARES TR MSCI SO KOREA
HEZU	ISHARES TR CUR HD EURZN ETF
HF	HFF INC CL A
HFBC	HOPFED BANCORP INC COM
HFBL	HOME FED BANCORP INC LA NEW COM
HFC	HOLLYFRONTIER CORP COM
HFEZ	SPDR INDEX SHS FDS EURO STOXX 50
HFWA	HERITAGE FINL CORP WASH COM
HFXE	INDEXIQ ETF TR HDGD FTSE EURO
HFXI	INDEXIQ ETF TR HDGD FTSE INTL
HFXJ	INDEXIQ ETF TR HDGD FTSE JAPN
HGEU	PROSHARES TR HDG FTSE EURO
HGG	HHGREGG INC COM
HGH	HARTFORD FINL SVCS GROUP INC D DEB FIX/FLT 42
HGI	CLAYMORE EXCHANGE TRD FD TR 2 GUG INTL MLT ASS
HGJP	PROSHARES TR HDG FTSE JAPAN
HGSH	CHINA HGS REAL ESTATE INC COM
HGT	HUGOTON RTY TR TEX UNIT BEN INT
HH	HOOPER HOLMES INC COM NEW
HHC	HOWARD HUGHES CORP COM
HHS	HARTE-HANKS INC COM
HHY	BROOKFIELD HIGH INCOME FD INC COM
HHYX	ISHARES TR CURR HD INTL HI
HI	HILLENBRAND INC COM
HIBB	HIBBETT SPORTS INC COM
HIE	MILLER HOWARD HIGH INC EQTY FD COM SHS BEN IN
HIFR	INFRAREIT INC COM
HIFS	HINGHAM INSTN SVGS MASS COM
HIG	HARTFORD FINL SVCS GROUP INC COM
HIG+	HARTFORD FINL SVCS GROUP INC WT EXP 062619
HIHO	HIGHWAY HLDGS LTD ORD
HII	HUNTINGTON INGALLS INDS INC COM
HIIQ	HEALTH INS INNOVATIONS INC COM CL A
HIL	HILL INTERNATIONAL INC COM
HILO	EGA EMERGING GLOBAL SHS TR LOW VOL EM DIV
HIMX	HIMAX TECHNOLOGIES INC SPONSORED ADR
HIO	WESTERN ASSET HIGH INCM OPP FD COM
HIPS	ETF SER SOLUTIONS MASTER INC ETF
HIVE	AEROHIVE NETWORKS INC COM
HIW	HIGHWOODS PPTYS INC COM

HIX	WESTERN ASSET HIGH INCM FD II COM
HJPX	ISHARES TR JPX NIKKEI 400
HJV	SATURNS TR NO 2007-1 NT CL A 7%
HK	HALCON RES CORP COM PAR
HL	HECLA MNG CO COM
HL-B	HECLA MNG CO PFD CV SER B
HLF	HERBALIFE LTD COM USD SHS
HLG	HAILIANG ED GROUP INC SPONSORED ADR
HLI	HOULIHAN LOKEY INC CL A
HLIT	HARMONIC INC COM
HLM-	HILLMAN GROUP CAP TR PFD TR 11.6%
HLS	HEALTHSOUTH CORP COM NEW
HLS+	HEALTHSOUTH CORP WT EXP 011717
HLT	HILTON WORLDWIDE HLDGS INC COM
HLTH	NOBILIS HEALTH CORP COM
HLX	HELIX ENERGY SOLUTIONS GRP INC COM
HMC	HONDA MOTOR LTD AMERN SHS
HMG	HMG COURTLAND PPTYS INC COM
HMHC	HOUGHTON MIFFLIN HARCOURT CO COM
HMLP	HOEGH LNG PARTNERS LP COM UNIT LTD
HMN	HORACE MANN EDUCATORS CORP NEW COM
HMNF	HMN FINL INC COM
HMNY	HELIOS & MATHESON ANALYTICS IN COM NEW
HMPR	HAMPTON ROADS BANKSHARES INC COM NEW
HMST	HOMESTREET INC COM
HMSY	HMS HLDGS CORP COM
HMTV	HEMISPHERE MEDIA GROUP INC CL A
HMY	HARMONY GOLD MNG LTD SPONSORED ADR
HNH	HANDY & HARMAN LTD COM
HNI	HNI CORP COM
HNNA	HENNESSY ADVISORS INC COM
HNP	HUANENG PWR INTL INC SPON ADR H SHS
HNR	HARVEST NATURAL RESOURCES INC COM
HNRG	HALLADOR ENERGY COMPANY COM
HNSN	HANSEN MEDICAL INC COM NEW
HNW	PIONEER DIV HIGH INCOME TRUST COM
HOFT	HOOKER FURNITURE CORP COM
HOG	HARLEY DAVIDSON INC COM
HOLD	ADVISORSHARES TR SAGE CORE ETF
HOLI	HOLLYSYS AUTOMATION TECHNOLOGI SHS
HOLX	HOLOGIC INC COM
HOMB	HOME BANCSHARES INC COM
HOML	UBS AG LONDON BRANCH MNT REST 2X LV
HOMX	UBS AG LONDON BRANCH SECS HOMEBUILD
HON	HONEYWELL INTL INC COM
HOS	HORNBECK OFFSHORE SVCS INC NEW COM
HOT	STARWOOD HOTELS&RESORTS WRLDWD COM

HOTR	CHANTICLEER HLDGS INC COM PAR $.0001 N
HOTRW	CHANTICLEER HLDGS INC WT EXP 061117
HOV	HOVNANIAN ENTERPRISES INC CL A
HOVNP	HOVNANIAN ENTERPRISES INC PFD DEP1/1000A
HP	HELMERICH & PAYNE INC COM
HPE	HEWLETT PACKARD ENTERPRISE CO COM
HPF	HANCOCK JOHN PFD INCOME FD II COM
HPI	HANCOCK JOHN PFD INCOME FD SH BEN INT
HPJ	HIGHPOWER INTL INC COM
HPP	HUDSON PAC PPTYS INC COM
HPQ	HP INC COM
HPS	HANCOCK JOHN PFD INCOME FD III COM
HPT	HOSPITALITY PPTYS TR COM SH BEN INT
HPT-D	HOSPITALITY PPTYS TR REDEEMABLE CUM P
HQCL	HANWHA Q CELL CO LTD SPONSORED ADR NE
HQH	TEKLA HEALTHCARE INVS SH BEN INT
HQL	TEKLA LIFE SCIENCES INVS SH BEN INT
HQY	HEALTHEQUITY INC COM
HR	HEALTHCARE RLTY TR COM
HRB	BLOCK H & R INC COM
HRC	HILL ROM HLDGS INC COM
HREX	SPDR INDEX SHS FDS MSCI INTL REAL
HRG	HRG GROUP INC COM
HRI#	HERC HLDGS INC COM
HRL	HORMEL FOODS CORP COM
HRMN	HARMONY MERGER CORP COM
HRMNU	HARMONY MERGER CORP UNIT EX 000016
HRMNW	HARMONY MERGER CORP WT EXP 010121
HRS	HARRIS CORP DEL COM
HRT	ARRHYTHMIA RESH TECHNOLOGY INC COM PAR $0.01
HRTG	HERITAGE INS HLDGS INC COM
HRTX	HERON THERAPEUTICS INC COM
HRZN	HORIZON TECHNOLOGY FIN CORP COM
HSBC	HSBC HLDGS PLC SPON ADR NEW
HSBC-A	HSBC HLDGS PLC ADR A 1/40PF A
HSC	HARSCO CORP COM
HSCZ	ISHARES TR MSCI EAFE SMCP
HSEA	HSBC HLDGS PLC SUB CAP 8.125%
HSEB	HSBC HLDGS PLC PERP PREF SHS
HSGX	HISTOGENICS CORP COM
HSIC	SCHEIN HENRY INC COM
HSII	HEIDRICK & STRUGGLES INTL INC COM
HSKA	HESKA CORP COM RESTRC NEW
HSNI	HSN INC COM
HSON	HUDSON GLOBAL INC COM
HSPX	EXCHANGE LISTED FDS TR HRZN S&P500 CV C
HST	HOST HOTELS & RESORTS INC COM

HSTM	HEALTHSTREAM INC COM
HSY	HERSHEY CO COM
HT	HERSHA HOSPITALITY TR PR SHS BEN INT
HT-C	HERSHA HOSPITALITY TR PFD SER C 6.875%
HT-D	HERSHA HOSPITALITY TR RED PFD SER D
HTA	HEALTHCARE TR AMER INC CL A NEW
HTBI	HOMETRUST BANCSHARES INC COM
HTBK	HERITAGE COMMERCE CORP COM
HTBX	HEAT BIOLOGICS INC COM.
HTCH	HUTCHINSON TECHNOLOGY INC COM
HTD	HANCOCK JOHN TAX-ADV DIV INCM COM
HTF	HORIZON TECHNOLOGY FIN CORP SR NT
HTGC	HERCULES CAPITAL INC COM
HTGM	HTG MOLECULAR DIAGNOSTICS INC COM
HTGX	HERCULES CAPITAL INC SR NT 24
HTGY	HERCULES CAPITAL INC SR NT 19
HTGZ	HERCULES CAPITAL INC SR NT 19
HTH	HILLTOP HOLDINGS INC COM
HTHT	CHINA LODGING GROUP LTD SPONSORED ADR
HTLD	HEARTLAND EXPRESS INC COM
HTLF	HEARTLAND FINL USA INC COM
HTM	U S GEOTHERMAL INC COM
HTR	BROOKFIELD TOTAL RETURN FD INC COM
HTS	HATTERAS FINL CORP COM
HTS-A	HATTERAS FINL CORP CUM PFD-A 7.625%
HTUS	EXCHANGE TRADED CONCEPTS TR HULL TACTIC US
HTWR	HEARTWARE INTL INC COM
HTY	HANCOCK JOHN INV TRUST TAX ADV GLB SH
HTZ	HERTZ GLOBAL HOLDINGS INC COM
HTZ#	HERTZ RENT CAR HLDG CO INC COM
HUBB	HUBBELL INC COM
HUBG	HUB GROUP INC CL A
HUBS	HUBSPOT INC COM
HUM	HUMANA INC COM
HUN	HUNTSMAN CORP COM
HURC	HURCO COMPANIES INC COM
HURN	HURON CONSULTING GROUP INC COM
HUSA	HOUSTON AMERN ENERGY CORP COM
HUSE	STRATEGY SHS US EQT ROT ETF
HVPW	ALPS ETF TR US EQTHIVOLPT WR
HVT	HAVERTY FURNITURE INC COM
HVT.A	HAVERTY FURNITURE INC CL A
HW	HEADWATERS INC COM
HWAY	HEALTHWAYS INC COM
HWBK	HAWTHORN BANCSHARES INC COM
HWCC	HOUSTON WIRE & CABLE CO COM
HWKN	HAWKINS INC COM

HXL	HEXCEL CORP NEW COM
HY	HYSTER YALE MATLS HANDLING INC CL A
HYB	NEW AMER HIGH INCOME FD INC COM NEW
HYD	VANECK VECTORS ETF TR HIGH YLD MUN ETF
HYDD	DIREXION SHS ETF TR DAILY HIGH YLD
HYEM	VANECK VECTORS ETF TR EMERGING MKTS HI
HYG	ISHARES TR IBOXX HI YD ETF
HYGH	ISHARES U S ETF TR IT RT HDG HGYL
HYGS	HYDROGENICS CORP NEW COM NEW
HYH	HALYARD HEALTH INC COM
HYI	WESTERN ASSET HGH YLD DFNDFD COM
HYLD	ADVISORSHARES TR PERITUS HG YLD
HYLS	FIRST TR EXCHANGE TRADED FD IV FIRST TR TA HIYL
HYMB	SPDR SERIES TRUST NUV HGHYLD MUN
HYND	WISDOMTREE TR BOFA MERLYN NG
HYS	PIMCO ETF TR 0-5 HIGH YIELD
HYT	BLACKROCK CORPOR HI YLD FD INC COM
HYXE	ISHARES TR IBOXX HIG YLD EX
HYZD	WISDOMTREE TR BOFA MERLYN ZE
HZN	HORIZON GLOBAL CORP COM
HZNP	HORIZON PHARMA PLC SHS
HZO	MARINEMAX INC COM
I	INTELSAT S A COM
IAC	IAC INTERACTIVECORP COM
IAE	VOYA ASIA PAC DIVID EQUITY IN COM
IAF	ABERDEEN AUSTRALIA EQTY FD INC COM
IAG	IAMGOLD CORP COM
IAI	ISHARES TR US BR DEL SE ETF
IAK	ISHARES TR U.S. INSRNCE ETF
IART	INTEGRA LIFESCIENCES HLDGS CP COM NEW
IAT	ISHARES TR US REGNL BKS ETF
IAU	ISHARES GOLD TRUST ISHARES
IBA	INDUSTRIAS BACHOCO S A B DE CV SPON ADR B
IBB	ISHARES TR NASDQ BIOTEC ETF
IBCC	ISHARES TR IBNDS MAR18 ETF
IBCD	ISHARES TR IBNDS MAR20 ETF
IBCE	ISHARES TR IBNDS MAR23 ETF
IBCP	INDEPENDENT BANK CORP MICH COM NEW
IBDB	ISHARES TR IBONDS MAR18 ETF
IBDC	ISHARES TR IBONDS MAR20 ETF
IBDD	ISHARES TR IBONDS MAR23 ETF
IBDF	ISHARES TR IBONDS DEC16 ETF
IBDH	ISHARES TR IBONDS DEC18 ETF
IBDJ	ISHARES TR IBONDS DEC17 ETF
IBDK	ISHARES TR IBONDS DEC19 ETF
IBDL	ISHARES TR IBONDS DEC20 ETF
IBDM	ISHARES TR IBONDS DEC21 ETF

IBDN	ISHARES TR IBONDS DEC22 ETF
IBDO	ISHARES TR IBONDS DEC23 ETF
IBDP	ISHARES TR IBONDS DEC24 ETF
IBDQ	ISHARES TR IBONDS DEC25 ETF
IBIO	IBIO INC COM
IBKC	IBERIABANK CORP COM
IBKCO	IBERIABANK CORP DSHS 1/400 PFD
IBKCP	IBERIABANK CORP SHS PFD SR B%
IBKR	INTERACTIVE BROKERS GROUP INC COM
IBLN	DIREXION SHS ETF TR IBILLION INDEX
IBM	INTERNATIONAL BUSINESS MACHS COM
IBME	ISHARES IBONDS SEP16 ETF
IBMF	ISHARES IBONDS SEP17 ETF
IBMG	ISHARES TR IBONDS SEP18 ETF
IBMH	ISHARES TR IBONDS SEP19 ETF
IBMI	ISHARES TR IBONDS SEP20 ETF
IBMJ	ISHARES TR IBONDS DEC21 ETF
IBMK	ISHARES TR IBONDS DEC22 ETF
IBN	ICICI BK LTD ADR
IBND	SPDR SERIES TRUST BRCLY INTL CRP
IBOC	INTERNATIONAL BANCSHARES CORP COM
IBP	INSTALLED BLDG PRODS INC COM
IBTX	INDEPENDENT BK GROUP INC COM
IBUY	AMPLIFY ETF TR ONLIN RETL ETF
ICA	EMPRESAS ICA S A DE CV SPONS ADR NEW
ICAD	ICAD INC COM NEW
ICB	MORGAN STANLEY TRUSTS INCOME SECS INC
ICBK	COUNTY BANCORP INC COM
ICCC	IMMUCELL CORP COM PAR $0.10
ICD	INDEPENDENCE CONTRACT DRIL INC COM
ICE	INTERCONTINENTAL EXCHANGE INC COM
ICF	ISHARES TR COHEN&STEER REIT
ICFI	ICF INTL INC COM
ICI	BARCLAYS BANK PLC CARRY ETN 38
ICL	ISRAEL CHEMICALS LTD SHS
ICLD	INTERCLOUD SYS INC COM NEW
ICLDW	INTERCLOUD SYS INC WT EXP 082518
ICLN	ISHARES TR GL CLEAN ENE ETF
ICLR	ICON PLC SHS
ICN	WISDOMTREE TR INDIAN RUP ETF
ICOL	ISHARES INC MSCI CLB CP ETF
ICON	ICONIX BRAND GROUP INC COM
ICPT	INTERCEPT PHARMACEUTICALS INC COM
ICUI	ICU MED INC COM
IDA	IDACORP INC COM
IDCC	INTERDIGITAL INC COM
IDE	VOYA INFRASTRUCTURE INDLS & MT COM

IDHQ	POWERSHARES ETF TR II S&P INT DEV QLTY
IDI	IDI INC COM
IDLB	POWERSHARES ETF TR II FTSE INTL LOW
IDLV	POWERSHARES ETF TR II INTL DEV LOWVL
IDMO	POWERSHARES ETF TR II S&P INT DEV MNTM
IDN	INTELLICHECK MOBILISA INC COM NEW
IDOG	ALPS ETF TR INTL SEC DV DOG
IDRA	IDERA PHARMACEUTICALS INC COM NEW
IDSA	INDUSTRIAL SVCS AMER INC FLA COM
IDSY	I D SYSTEMS INC COM
IDT	IDT CORP CL B NEW
IDTI	INTEGRATED DEVICE TECHNOLOGY COM
IDU	ISHARES TR U.S. UTILITS ETF
IDV	ISHARES TR INTL SEL DIV ETF
IDX	VANECK VECTORS ETF TR INDONESIA INDEX
IDXG	INTERPACE DIAGNOSTICS GROUP IN COM
IDXJ	VANECK VECTORS ETF TR INDONESIA SMALL
IDXX	IDEXX LABS INC COM
IEC	IEC ELECTRS CORP NEW COM
IEF	ISHARES TR 7-10 Y TR BD ETF
IEFA	ISHARES TR CORE MSCI EAFE
IEI	ISHARES TR 3-7 YR TR BD ETF
IEIL	ISHARES U S ETF TR ENH INTL L CAP
IEIS	ISHARES U S ETF TR ENH INTL SMCAP
IELG	ISHARES U S ETF TR ENH US LCP ETF
IEMG	ISHARES INC CORE MSCI EMKT
IEO	ISHARES TR US OIL&GS EX ETF
IEP	ICAHN ENTERPRISES LP DEPOSITARY UNIT
IESC	IES HLDGS INC COM
IESM	ISHARES U S ETF TR ENH US SCP ETF
IEUR	ISHARES TR CORE MSCI EURO
IEUS	ISHARES TR DEVSMCP EXNA ETF
IEV	ISHARES TR EUROPE ETF
IEX	IDEX CORP COM
IEZ	ISHARES TR US OIL EQ&SV ETF
IF	ABERDEEN INDONESIA FD INC COM
IFEU	ISHARES TR EUR DEV RE ETF
IFF	INTERNATIONAL FLAVORS&FRAGRANC COM
IFGL	ISHARES TR INTL DEV RE ETF
IFLY	ETF MANAGERS TR PUREFUNDS DRONE
IFMI	INSTITUTIONAL FINL MKTS INC COM
IFN	INDIA FD INC COM
IFON	INFOSONICS CORP COM
IFV	FIRST TR EXCHANGE TRADED FD VI DORSEY WRIGHT
IGA	VOYA GLBL ADV & PREM OPP FD COM
IGC	INDIA GLOBALIZATION CAP INC COM NEW
IGD	VOYA GLBL EQTY DIV & PREM OPP COM

IGE	ISHARES TR NA NAT RES
IGF	ISHARES TR GLB INFRASTR ETF
IGI	WESTERN ASSET INVT GRADE DEFIN COM
IGLD	INTERNET GOLD-GOLDEN LINES LTD ORD
IGM	ISHARES TR N AMER TECH ETF
IGN	ISHARES TR NA TEC MULTM ETF
IGOV	ISHARES TR INTL TREA BD ETF
IGR	CBRE CLARION GLOBAL REAL ESTAT COM
IGS	PROSHARES TR SHT INV GRD CP
IGT	INTERNATIONAL GAME TECHNOLOGY SHS USD
IGU	PROSHARES TR ULT INV GRD CP
IGV	ISHARES TR NA TEC-SFTWR ETF
IHC	INDEPENDENCE HLDG CO NEW COM NEW
IHD	VOYA EMERGING MKTS HIGH DIVID COM
IHDG	WISDOMTREE TR ITL HDG QTLY DIV
IHE	ISHARES TR U.S. PHARMA ETF
IHF	ISHARES TR US HLTHCR PR ETF
IHG	INTERCONTINENTAL HOTELS GROUP SPON ADR NW 2016
IHI	ISHARES TR U.S. MED DVC ETF
IHS	IHS INC CL A
IHT	INNSUITES HOSPITALITY TR SH BEN INT
IHY	VANECK VECTORS ETF TR INTL HIGH YIELD
IID	VOYA INTL HIGH DIVID EQTY INC COM
IIF	MORGAN STANLEY INDIA INVS FD COM
III	INFORMATION SERVICES GROUP INC COM
IIIN	INSTEEL INDUSTRIES INC COM
IIJI	INTERNET INITIATIVE JAPAN INC SPONSORED ADR
IILG	INTERVAL LEISURE GROUP INC COM
IIM	INVESCO VALUE MUN INCOME TR COM
IIN	INTRICON CORP COM
IIVI	II VI INC COM
IJH	ISHARES TR CORE S&P MCP ETF
IJJ	ISHARES TR S&P MC 400VL ETF
IJK	ISHARES TR S&P MC 400GR ETF
IJNK	SPDR SER TR BRCLY HGH YIEL
IJR	ISHARES TR CORE S&P SCP ETF
IJS	ISHARES TR SP SMCP600VL ETF
IJT	ISHARES TR SP SMCP600GR ETF
IKGH	IAO KUN GROUP HLDG CO LTD ORD USD SHS
IKNX	IKONICS CORP COM
IL	INTRALINKS HLDGS INC COM
ILB	PIMCO ETF TR GB ADV INF BD AC
ILF	ISHARES TR LATN AMER 40 ETF
ILMN	ILLUMINA INC COM
ILTB	ISHARES CORE LT USDB ETF
IM	INGRAM MICRO INC CL A
IMAX	IMAX CORP COM

IMDZ	IMMUNE DESIGN CORP COM
IMGN	IMMUNOGEN INC COM
IMH	IMPAC MTG HLDGS INC COM NEW
IMI	INTERMOLECULAR INC COM
IMKTA	INGLES MKTS INC CL A
IMLP	BARCLAYS BK PLC IPATH S&P MLP
IMMR	IMMERSION CORP COM
IMMU	IMMUNOMEDICS INC COM
IMMY	IMPRIMIS PHARMACEUTICALS INC COM NEW
IMN	IMATION CORP COM
IMNP	IMMUNE PHARMACEUTICALS INC COM
IMO	IMPERIAL OIL LTD COM NEW
IMOS	CHIPMOS TECH BERMUDA LTD SHS
IMPR	IMPRIVATA INC COM
IMPV	IMPERVA INC COM
IMS	IMS HEALTH HLDGS INC COM
IMTM	ISHARES TR INTL MOMENTUM FT
IMUC	IMMUNOCELLULAR THERAPEUTICS COM
INAP	INTERNAP CORP COM PAR $.001
INB	COHEN & STEERS GLOBAL INC BLDR COM
INBK	FIRST INTERNET BANCORP COM
INCO	EGA EMERGING GLOBAL SHS TR INDIA CONSUMER
INCR	INC RESH HLDGS INC CL A
INCY	INCYTE CORP COM
IND	ING GROEP N V PERP DEBT SECS
INDB	INDEPENDENT BANK CORP MASS COM
INDL	DIREXION SHS ETF TR IND BL 3X SHS NE
INDY	ISHARES INDIA 50 ETF
INF	BROOKFIELD GLOBL LISTED INFRAS COM SHS
INFI	INFINITY PHARMACEUTICALS INC COM
INFN	INFINERA CORPORATION COM
INFU	INFUSYSTEM HLDGS INC COM
INFY	INFOSYS LTD SPONSORED ADR
ING	ING GROEP N V SPONSORED ADR
INGN	INOGEN INC COM
INGR	INGREDION INC COM
ININ	INTERACTIVE INTELLIGENCE GROUP COM
INKM	SSGA ACTIVE ETF TR INCOM ALLO ETF
INN	SUMMIT HOTEL PPTYS COM
INN-A	SUMMIT HOTEL PPTYS PFD-A 9.25%
INN-B	SUMMIT HOTEL PPTYS PFD B 7.875%
INN-C	SUMMIT HOTEL PPTYS PFD SER C 7.125%
INNL	INNOCOLL HLDGS PLC SHS
INO	INOVIO PHARMACEUTICALS INC COM NEW
INOD	INNODATA INC COM NEW
INOV	INOVALON HLDGS INC COM CL A
INP	BARCLAYS BK PLC IPMS INDIA ETN

INR	MORGAN STANLEY RUPEE/USD ETN
INS	INTELLIGENT SYS CORP NEW COM
INSM	INSMED INC COM PAR $.01
INST	INSTRUCTURE INC COM
INSY	INSYS THERAPEUTICS INC NEW COM NEW
INT	WORLD FUEL SVCS CORP COM
INTC	INTEL CORP COM
INTF	ISHARES TR MULTIFACTOR INTL
INTG	INTERGROUP CORP COM
INTL	INTL FCSTONE INC COM
INTLL	INTL FCSTONE INC SR NT 20
INTT	INTEST CORP COM
INTU	INTUIT COM
INTX	INTERSECTIONS INC COM
INUV	INUVO INC COM NEW
INVA	INNOVIVA INC COM
INVE	IDENTIV INC COM NEW
INVN	INVENSENSE INC COM
INVT	INVENTERGY GLOBAL INC COM NEW
INWK	INNERWORKINGS INC COM
INXN	INTERXION HOLDING N.V SHS
INXX	EGA EMERGING GLOBAL SHS TR EGS INDI INF ETF
INY	SPDR SERIES TRUST NUVN BR NY MUNI
INZ	ING GROEP N V PFD PERP DBT %
IO	ION GEOPHYSICAL CORP COM NEW
IOC	INTEROIL CORP COM
IOIL	INDEXIQ ETF TR GLB CRUDE OIL
IONS	IONIS PHARMACEUTICALS INC COM
IOO	ISHARES TR GLOBAL 100 ETF
IOSP	INNOSPEC INC COM
IOT	INCOME OPPORTUNITY RLTY INVS COM
IOTS	ADESTO TECHNOLOGIES CORP COM
IP	INTL PAPER CO COM
IPAC	ISHARES TR CORE MSCI PAC
IPAR	INTER PARFUMS INC COM
IPAS	IPASS INC COM
IPAY	ETF MANAGERS TR PUREFUNDS ISE MO
IPB	INDEXPLUS TR SER 03-1 TR
IPCC	INFINITY PPTY & CAS CORP COM
IPCI	INTELLIPHARMACEUTICS INTL INC COM
IPD	SPDR INDEX SHS FDS S&P INTL CONS
IPDN	PROFESSIONAL DIVERSITY NET INC COM
IPE	SPDR SERIES TRUST BARCLYS TIPS ETF
IPF	SPDR INDEX SHS FDS INTL FINL ETF
IPFF	ISHARES TR INTL PFD STK ETF
IPG	INTERPUBLIC GROUP COS INC COM
IPGP	IPG PHOTONICS CORP COM

IPHI	INPHI CORP COM
IPHS	INNOPHOS HOLDINGS INC COM
IPI	INTREPID POTASH INC COM
IPK	SPDR INDEX SHS FDS INTL TECH ETF
IPKW	POWERSHARES ETF TR II PWRS INT BUYBK
IPL-D	INTERSTATE PWR & LT CO PERP PFD SER D
IPN	SPDR INDEX SHS FDS INTL INDS ETF
IPO	RENAISSANCE CAP GREENWICH FDS IPO ETF
IPOS	RENAISSANCE CAP GREENWICH FDS INTNTL IPO ETF
IPS	SPDR INDEX SHS FDS CONSM SPLS ETF
IPU	SPDR INDEX SHS FDS INTL UTILT ETF
IPW	SPDR INDEX SHS FDS INTL ENRGY ETF
IPWR	IDEAL PWR INC COM
IPXL	IMPAX LABORATORIES INC COM
IQDE	FLEXSHARES TR INTL QLTDV DEF
IQDF	FLEXSHARES TR INTL QLTDV IDX
IQDY	FLEXSHARES TR INT QLTDVDYNAM
IQI	INVESCO QUALITY MUNI INC TRST COM
IQLT	ISHARES TR INTL QLTY FACTOR
IQNT	INTELIQUENT INC COM
IR	INGERSOLL-RAND PLC SHS
IRBT	IROBOT CORP COM
IRCP	IRSA PROPIEDADES COMERCIALES S SPONSORED ADR
IRDM	IRIDIUM COMMUNICATIONS INC COM
IRDMB	IRIDIUM COMMUNICATIONS INC PERP PFD CNV B
IRET	INVESTORS REAL ESTATE TR SH BEN INT
IRET-	INVESTORS REAL ESTATE TR PFD SER A 8.25%
IRET-B	INVESTORS REAL ESTATE TR PFD-B 7.95%
IRG	IGNITE RESTAURANT GROUP INC COM
IRIX	IRIDEX CORP COM
IRL	NEW IRELAND FUND INC COM
IRM	IRON MTN INC NEW COM
IRMD	IRADIMED CORP COM
IROQ	IF BANCORP INC COM
IRR	VOYA RISK MANAGED NAT RES FD COM
IRS	IRSA INVERSIONES Y REP S A GLOBL DEP RCPT
IRT	INDEPENDENCE RLTY TR INC COM
IRV	SPDR INDEX SHS FDS INTL MTRLS SEC
IRWD	IRONWOOD PHARMACEUTICALS INC COM CL A
IRY	SPDR INDEX SHS FDS INTL HLTH ETF
ISBC	INVESTORS BANCORP INC NEW COM
ISCA	INTERNATIONAL SPEEDWAY CORP CL A
ISCF	ISHARES TR MLTFCTR INTL SML
ISD	PRUDENTIAL SHT DURATION HG YLD COM
ISDR	ISSUER DIRECT CORPORATION COM NEW
ISF	ING GROEP N V PERP HYB6.375%
ISG	ING GROEP N V PERP DBT 6.125

ISHG	ISHARES TR 3YRTB ETF
ISIG	INSIGNIA SYS INC COM
ISIL	INTERSIL CORP CL A
ISL	ABERDEEN ISRAEL FUND INC COM
ISLE	ISLE OF CAPRI CASINOS INC COM
ISM	SLM CORP NT A CPI LINK
ISNS	IMAGE SENSING SYS INC COM
ISP	ING GROEP N V PERP DEBT 6.2%
ISR	ISORAY INC COM
ISRA	VANECK VECTORS ETF TR ISRAEL ETF
ISRG	INTUITIVE SURGICAL INC COM NEW
ISRL	ISRAMCO INC COM NEW
ISSC	INNOVATIVE SOLUTIONS & SUPPORT COM
IST	SPDR INDEX SHS FDS INTL TELEC ETF
ISTB	ISHARES TR CORE ST USDB ETF
ISTR	INVESTAR HLDG CORP COM
ISZE	ISHARES TR INTL SIZE FACTOR
IT	GARTNER INC COM
ITA	ISHARES TR U.S. AER&DEF ETF
ITB	ISHARES TR US HOME CONS ETF
ITC	ITC HLDGS CORP COM
ITCB	ITAU CORPBANCA SPONSORED ADR
ITCI	INTRA CELLULAR THERAPIES INC COM
ITE	SPDR SERIES TRUST BRCLYS INTER ETF
ITEK	INOTEK PHARMACEUTICALS CORP COM
ITEQ	ETF MANAGERS TR BLUESTAR TA BIG
ITG	INVESTMENT TECHNOLOGY GRP NEW COM
ITI	ITERIS INC COM
ITIC	INVESTORS TITLE CO COM
ITIP	ISHARES TR INTL INFL-LKD BD
ITM	VANECK VECTORS ETF TR AMT FREE INT ETF
ITOT	ISHARES TR CORE S&P TTL STK
ITR	SPDR SERIES TRUST INTR TRM CORP BD
ITRI	ITRON INC COM
ITRN	ITURAN LOCATION AND CONTROL SHS
ITT	ITT INC COM
ITUB	ITAU UNIBANCO HLDG SA SPON ADR REP PFD
ITUS	ITUS CORP COM NEW
ITW	ILLINOIS TOOL WKS INC COM
IUSB	ISHARES TR CORE TL USD BD
IUSG	ISHARES TR CORE US GRW ETF
IUSV	ISHARES TR CORE US VAL ETF
IVAC	INTEVAC INC COM
IVC	INVACARE CORP COM
IVE	ISHARES TR S&P 500 VAL ETF
IVH	IVY HIGH INC OPPORTUNITIES FD COM
IVLU	ISHARES TR INTL VALUE FACTR

IVOG	VANGUARD ADMIRAL FDS INC MIDCP 400 GRTH
IVOO	VANGUARD ADMIRAL FDS INC MIDCP 400 IDX
IVOP	BARCLAYS BK PLC IPATH LN ENHAN
IVOV	VANGUARD ADMIRAL FDS INC MIDCP 400 VAL
IVR	INVESCO MORTGAGE CAPITAL INC COM
IVR-A	INVESCO MORTGAGE CAPITAL INC PFD SER A 7.75%
IVR-B	INVESCO MORTGAGE CAPITAL INC PFD-B FX/FLT
IVTY	INVUITY INC COM NEW
IVV	ISHARES TR CORE S&P500 ETF
IVW	ISHARES TR S&P 500 GRWT ETF
IVZ	INVESCO LTD SHS
IWB	ISHARES TR RUS 1000 ETF
IWC	ISHARES TR MICRO-CAP ETF
IWD	ISHARES TR RUS 1000 VAL ETF
IWF	ISHARES TR RUS 1000 GRW ETF
IWL	ISHARES RUS TOP 200 ETF
IWM	ISHARES TR RUSSELL 2000 ETF
IWN	ISHARES TR RUS 2000 VAL ETF
IWO	ISHARES TR RUS 2000 GRW ETF
IWP	ISHARES TR RUS MD CP GR ETF
IWR	ISHARES TR RUS MID-CAP ETF
IWS	ISHARES TR RUS MDCP VAL ETF
IWV	ISHARES TR RUSSELL 3000 ETF
IWX	ISHARES RUS TP200 VL ETF
IWY	ISHARES RUS TP200 GR ETF
IX	ORIX CORP SPONSORED ADR
IXC	ISHARES TR GLOBAL ENERG ETF
IXG	ISHARES TR GLOBAL FINLS ETF
IXJ	ISHARES TR GLOB HLTHCRE ETF
IXN	ISHARES TR GLOBAL TECH ETF
IXP	ISHARES TR GLOB TELECOM ETF
IXUS	ISHARES TR CORE MSCITOTAL
IXYS	IXYS CORP COM
IYC	ISHARES TR U.S. CNSM SV ETF
IYE	ISHARES TR U.S. ENERGY ETF
IYF	ISHARES TR U.S. FINLS ETF
IYG	ISHARES TR U.S. FIN SVC ETF
IYH	ISHARES TR US HLTHCARE ETF
IYJ	ISHARES TR U.S. INDS ETF
IYK	ISHARES TR U.S. CNSM GD ETF
IYM	ISHARES TR U.S. BAS MTL ETF
IYR	ISHARES TR U.S. REAL ES ETF
IYT	ISHARES TR TRANS AVG ETF
IYW	ISHARES TR U.S. TECH ETF
IYY	ISHARES TR DOW JONES US ETF
IYZ	ISHARES TR U.S. TELECOM ETF
IZEA	IZEA INC COM

JACK	JACK IN THE BOX INC COM
JAGX	JAGUAR ANIMAL HEALTH INC COM
JAKK	JAKKS PAC INC COM
JASN	JASON INDS INC COM
JASNW	JASON INDS INC WT EXP 063019
JASO	JA SOLAR HOLDINGS CO LTD SPON ADR REP5ORD
JAX	J ALEXANDERS HLDGS INC COM
JAZZ	JAZZ PHARMACEUTICALS PLC SHS USD
JBHT	HUNT J B TRANS SVCS INC COM
JBK	CORPORATE BACKED TR CTFS 04-6 A1 3.50
JBL	JABIL CIRCUIT INC COM
JBLU	JETBLUE AIRWAYS CORP COM
JBN	CORPORATE BACKED CALL TR CTFS CORTS A-1 7%
JBR	CORPORATE BACKED CALL TR CTFS JCP 06-1CTF A1
JBSS	SANFILIPPO JOHN B & SON INC COM
JBT	JOHN BEAN TECHNOLOGIES CORP COM
JCAP	JERNIGAN CAP INC COM
JCE	NUVEEN CORE EQUITY ALPHA FUND COM
JCI	JOHNSON CTLS INC COM
JCOM	J2 GLOBAL INC COM
JCP	PENNEY J C INC COM
JCS	COMMUNICATIONS SYS INC COM
JCTCF	JEWETT CAMERON TRADING LTD COM NEW
JD	JD COM INC SPON ADR CL A
JDD	NUVEEN DIVERSIFIED DIV INCM FD COM
JDG	WISDOMTREE TR JAP QTLY DIV GRO
JDST	DIREXION SHS ETF TR DAILY JR GOLD MI
JE	JUST ENERGY GROUP INC COM
JEC	JACOBS ENGR GROUP INC DEL COM
JEM	BARCLAYS BANK PLC IPATH GEMS INDEX
JEQ	ABERDEEN JAPAN EQUITY FD INC COM
JETS	ETF SER SOLUTIONS US GLB JETS
JFC	JPMORGAN CHINA REGION FD INC COM
JFR	NUVEEN FLOATING RATE INCOME FD COM
JGBB	WISDOMTREE TR JAPAN INTRT FD
JGBD	DEUTSCHE BK AG LONDON BRH DB 3X IV JAP GOV
JGBL	DEUTSCHE BK AG LONDON BRH DB JAP GOV BD
JGBS	DEUTSCHE BK AG LONDON BRH DB INVR JAP GOV
JGBT	DEUTSCHE BK AG LONDON BRH DB 3X JAP GOV BD
JGH	NUVEEN GLOBAL HIGH INCOME FD SHS
JGV	NUVEEN GLOBAL EQUITY INCOME FD COM
JHA	NUVEEN HGH INC DEC18 TRGT TR COM
JHD	NUVEEN HIGH INCOME DECMBR 2019 COM
JHDG	WISDOMTREE TR JAP HDG QTLY DIV
JHI	HANCOCK JOHN INVS TR COM
JHMA	JOHN HANCOCK EXCHANGE TRADED F MLTFACTR MATLS
JHMC	JOHN HANCOCK EXCHANGE TRADED F MULTIFACTOR CO

JHME	JOHN HANCOCK EXCHANGE TRADED F MLTFACTOR ENRG
JHMF	JOHN HANCOCK EXCHANGE TRADED F MULTIFACTOR FI
JHMH	JOHN HANCOCK EXCHANGE TRADED F MULTIFACTOR HE
JHMI	JOHN HANCOCK EXCHANGE TRADED F MLTFACTR INDLS
JHML	JOHN HANCOCK EXCHANGE TRADED F MULTIFACTOR LA
JHMM	JOHN HANCOCK EXCHANGE TRADED F MULTIFACTOR MI
JHMS	JOHN HANCOCK EXCHANGE TRADED F MLTFCTR CONSMR
JHMT	JOHN HANCOCK EXCHANGE TRADED F MULTIFACTOR TE
JHMU	JOHN HANCOCK EXCHANGE TRADED F MLTFACTR UTILS
JHS	HANCOCK JOHN INCOME SECS TR COM
JHX	JAMES HARDIE INDS PLC SPONSORED ADR
JHY	NUVEEN HIGH INCOME 2020 TARGET COM
JIVE	JIVE SOFTWARE INC COM
JJA	BARCLAYS BANK PLC ETN DJUBS AGRI37
JJC	BARCLAYS BK PLC ETN DJUBS COPR37
JJE	BARCLAYS BANK PLC ETN DJUBS ENRG37
JJG	BARCLAYS BANK PLC ETN DJUBS GRNS37
JJM	BARCLAYS BK PLC ETN DJUBS IND MT
JJN	BARCLAYS BK PLC ETN DJUBS NCKL37
JJP	BARCLAYS BANK PLC ETN DJUBS PMET38
JJS	BARCLAYS BANK PLC ETN DJUBSSOFT 38
JJSF	J & J SNACK FOODS CORP COM
JJT	BARCLAYS BANK PLC ETN DJUBS TIN 38
JJU	BARCLAYS BANK PLC ETN DJUBSALUMI38
JKD	ISHARES TR MRNGSTR LG-CP ET
JKE	ISHARES TR MRNGSTR LG-CP GR
JKF	ISHARES TR MRNGSTR LG-CP VL
JKG	ISHARES TR MRGSTR MD CP ETF
JKH	ISHARES TR MRGSTR MD CP GRW
JKHY	HENRY JACK & ASSOC INC COM
JKI	ISHARES TR MRGSTR MD CP VAL
JKJ	ISHARES TR MRGSTR SM CP ETF
JKK	ISHARES TR MRGSTR SM CP GR
JKL	ISHARES TR MRNING SM CP ETF
JKS	JINKOSOLAR HLDG CO LTD SPONSORED ADR
JLL	JONES LANG LASALLE INC COM
JLS	NUVEEN MTG OPPORTUNITY TERM FD COM
JMBA	JAMBA INC COM NEW
JMEI	JUMEI INTL HLDG LTD SPONSORED ADR
JMF	NUVEEN ENERGY MLP TOTL RTRNFD COM
JMLP	NUVEEN ALL CAP ENE MLP OPPO FD COM
JMM	NUVEEN MULTI MKT INCOME FD COM
JMP	JMP GROUP LLC COM
JMPB	JMP GROUP LLC SR NT 23
JMPC	JMP GROUP LLC 7.25 SR NT 21
JMT	NUVEEN MTG OPPTY TERM FD 2 COM
JMU	WOWO LTD SPONSORED ADR

JNJ	JOHNSON & JOHNSON COM
JNK	SPDR SERIES TRUST BRC HGH YLD BD
JNP	JUNIPER PHARMACEUTICALS INC COM
JNPR	JUNIPER NETWORKS INC COM
JNS	JANUS CAP GROUP INC COM
JNUG	DIREXION SHS ETF TR DAILY JR GOLD MI
JO	BARCLAYS BANK PLC ETN DJUBSCOFFE38
JOB	GENERAL EMPLOYMENT ENTERPRISES COM NEW
JOBS	51JOB INC SP ADR REP COM
JOE	ST JOE CO COM
JOF	JAPAN SMALLER CAPTLZTN FD INC COM
JONE	JONES ENERGY INC COM CL A
JOUT	JOHNSON OUTDOORS INC CL A
JOY	JOY GLOBAL INC COM
JP	JUPAI HLDGS LTD ADS
JPC	NUVEEN PFD INCOME OPPRTNY FD COM
JPEH	J P MORGAN EXCHANGE TRADED FD DIVRSFD RT EUR
JPEM	J P MORGAN EXCHANGE TRADED FD DIV RTN EM EQT
JPEP	JP ENERGY PARTNERS LP UNT REPST LTD
JPEU	J P MORGAN EXCHANGE TRADED FD DIV RTN EU ETF
JPGE	J P MORGAN EXCHANGE TRADED FD DIV RTN GLB EQ
JPI	NUVEEN PFD & INCOME TERM FD COM
JPIH	J P MORGAN EXCHANGE TRADED FD DIVRSFD RT INT
JPIN	J P MORGAN EXCHANGE TRADED FD DIV RTN INT EQ
JPM	JPMORGAN CHASE & CO COM
JPM+	JPMORGAN CHASE & CO WT EXP 102818
JPM-A	JPMORGAN CHASE & CO DEP 1/400 PFD P
JPM-B	JPMORGAN CHASE & CO DEP SHS RP PFD T
JPM-D	JPMORGAN CHASE & CO DEP1/400 PFD O
JPM-E	JPMORGAN CHASE & CO DEP SHS PFD W
JPM-F	JPMORGAN CHASE & CO DEP SHS 1/400
JPM-G	JPMORGAN CHASE & CO DEP SHS PFD
JPM-H	JPMORGAN CHASE & CO DEP SHS REP PFD
JPMV	ISHARES TR MIN VOL JAPN ETF
JPN	DBX ETF TR JAP NIKKEI 400
JPNH	DBX ETF TR X-TRCKRS JAPAN
JPNL	DIREXION SHS ETF TR DLY JPN BULL 3X
JPP	SPDR INDEX SHS FDS RUSS NOMURA PR
JPS	NUVEEN PREFERRED SECURITIES IN COM
JPUS	J P MORGAN EXCHANGE TRADED FD JPMORGAN DIVER
JPW	NUVEEN FLEXIBLE INVT INCOME FD COM
JPX	PROSHARES TR ULTRSH MSCI PAC
JPXN	ISHARES TR JPX NIKKEI 400
JQC	NUVEEN CR STRATEGIES INCM FD COM SHS
JRI	NUVEEN REAL ASSET INC & GROWTH COM
JRJC	CHINA FIN ONLINE CO LTD SPONSORED ADR
JRJR	JRJR33 INC COM

JRO	NUVEEN FLTNG RTE INCM OPP FD COM SHS
JRS	NUVEEN REAL ESTATE INCOME FD COM
JRVR	JAMES RIV GROUP LTD COM
JSC	SPDR INDEX SHS FDS RUSS NOM SC JP
JSD	NUVEEN SHT DUR CR OPP FD COM
JSM	SLM CORP SR NT 6% 121543
JSMD	JANUS DETROIT STR TR SML MID CP ETF
JSML	JANUS DETROIT STR TR SML CP ALP ETF
JSYN	JENSYN ACQUISITION CORP COM
JSYNR	JENSYN ACQUISITION CORP RT
JSYNU	JENSYN ACQUISITION CORP UT 1 COM 1 WT 1
JSYNW	JENSYN ACQUISITION CORP WT EXP 000021
JTA	NUVEEN TX ADV TOTAL RET STRGY COM
JTD	NUVEEN TAX ADVANTAGED DIV GRWT COM
JTPY	JETPAY CORP COM
JUNE	ELEVATION ETF TR DHANDHO JUNOON
JUNO	JUNO THERAPEUTICS INC COM
JVA	COFFEE HLDGS INC COM
JW.A	WILEY JOHN & SONS INC CL A
JW.B	WILEY JOHN & SONS INC CL B
JWN	NORDSTROM INC COM
JXI	ISHARES TR GLOB UTILITS ETF
JXSB	JACKSONVILLE BANCORP INC MD COM
JYN	BARCLAYS BANK PLC IPTH JPY/USD ETN
JYNT	JOINT CORP COM
K	KELLOGG CO COM
KAI	KADANT INC COM
KALU	KAISER ALUMINUM CORP COM PAR $0.01
KAMN	KAMAN CORP COM
KANG	IKANG HEALTHCARE GROUP INC SPONSORED ADR
KAP	KCAP FINL INC SR NT 19
KAR	KAR AUCTION SVCS INC COM
KATE	KATE SPADE & CO COM
KB	KB FINANCIAL GROUP INC SPONSORED ADR
KBA	KRANESHARES TR BOSERA MSCI CH
KBAL	KIMBALL INTL INC CL B
KBE	SPDR SERIES TRUST S&P BK ETF
KBH	KB HOME COM
KBR	KBR INC COM
KBSF	KBS FASHION GROUP LTD COM
KBWB	POWERSHARES ETF TR II KBW BK PORT
KBWD	POWERSHARES ETF TRUST II KBW HG YLD FIN
KBWP	POWERSHARES ETF TRUST II PRP CAS INS PT
KBWR	POWERSHARES ETF TR II KBW RG BK PORT
KBWY	POWERSHARES ETF TRUST II KBW YIELD REIT
KCAP	KCAP FINL INC COM
KCC	CORTS TR II PROVIDENT FING CORTS 8.20%

KCE	SPDR SERIES TRUST S&P CAP MKTS
KCG	KCG HLDGS INC CL A
KCNY	KRANESHARES TR CHIN COM PAPER
KE	KIMBALL ELECTRONICS INC COM
KED	KAYNE ANDERSON ENERGY DEV CO COM
KEF	KOREA EQUITY FD INC COM
KEG	KEY ENERGY SVCS INC COM
KELYA	KELLY SVCS INC CL A
KELYB	KELLY SVCS INC CL B
KEM	KEMET CORP COM NEW
KEN	KENON HLDGS LTD SHS
KEP	KOREA ELECTRIC PWR SPONSORED ADR
KEQU	KEWAUNEE SCIENTIFIC CORP COM
KERX	KERYX BIOPHARMACEUTICALS INC COM
KEX	KIRBY CORP COM
KEY	KEYCORP NEW COM
KEY-G	KEYCORP NEW PFD 7.75% SR A
KEYS	KEYSIGHT TECHNOLOGIES INC COM
KEYW	KEYW HLDG CORP COM
KF	KOREA FD COM NEW
KFFB	KENTUCKY FIRST FED BANCORP COM
KFH	KKR FINL HLDGS LLC SR NT 8.375%41
KFI	KKR FINL HLDGS LLC SR NT
KFN-	KKR FINL HLDGS LLC PFD SER A LLC
KFRC	KFORCE INC COM
KFS	KINGSWAY FINL SVCS INC COM NEW
KFY	KORN FERRY INTL COM NEW
KFYP	KRANESHARES TR ZACKS NEW CHINA
KGC	KINROSS GOLD CORP COM NO PAR
KGJI	KINGOLD JEWELRY INC COM NEW
KHC	KRAFT HEINZ CO COM
KHI	DEUTSCHE HIGH INCOME TR SHS
KIE	SPDR SERIES TRUST S&P INS ETF
KIM	KIMCO RLTY CORP COM
KIM-I	KIMCO RLTY CORP DEP 1/1000 PFD I
KIM-J	KIMCO RLTY CORP DEP 1/1000 PFD J
KIM-K	KIMCO RLTY CORP DEP1/1000PFD K%
KIN	KINDRED BIOSCIENCES INC COM
KINS	KINGSTONE COS INC COM
KIO	KKR INCOME OPPORTUNITIES FD COM
KIQ	KELSO TECHNOLOGIES INC COM NEW
KIRK	KIRKLANDS INC COM
KITE	KITE PHARMA INC COM
KKD	KRISPY KREME DOUGHNUTS INC COM
KKR	KKR & CO L P DEL COM UNITS
KKR-A	KKR & CO L P DEL PFD UNIT SER A
KKR-B	KKR & CO L P DEL PFD UT SER B

KLAC	KLA-TENCOR CORP COM
KLD	ISHARES TR USA ESG SLCT ETF
KLDW	EXCHANGE LISTED FDS TR GAVEKAL KN DEV
KLDX	KLONDEX MNS LTD COM
KLEM	EXCHANGE LISTED FDS TR GAVEKA KNW EMG
KLIC	KULICKE & SOFFA INDS INC COM
KLRE	KLR ENERGY ACQUISITION CORP CL A
KLREU	KLR ENERGY ACQUISITION CORP WT EXP 123120
KLREW	KLR ENERGY ACQUISITION CORP WT EXP 091622
KLXI	KLX INC COM
KMB	KIMBERLY CLARK CORP COM
KMDA	KAMADA LTD SHS
KMF	KAYNE ANDERSON MDSTM ENERGY FD COM
KMG	KMG CHEMICALS INC COM
KMI	KINDER MORGAN INC DEL COM
KMI+	KINDER MORGAN INC DEL WT EXP 052517
KMI-A	KINDER MORGAN INC DEL PFD SER A
KMM	DEUTSCHE MULTI-MKT INCOME TR SHS
KMPA	KEMPER CORP DEL SUB NT 54
KMPH	KEMPHARM INC COM
KMPR	KEMPER CORP DEL COM
KMT	KENNAMETAL INC COM
KMX	CARMAX INC COM
KN	KNOWLES CORP COM
KND	KINDRED HEALTHCARE INC COM
KNDI	KANDI TECHNOLOGIES GROUP INC COM
KNL	KNOLL INC COM NEW
KNOP	KNOT OFFSHORE PARTNERS LP COM UNITS
KNOW	DIREXION SHS ETF TR ALL CP INSIDER
KNX	KNIGHT TRANSN INC COM
KO	COCA COLA CO COM
KODK	EASTMAN KODAK CO COM NEW
KODK+	EASTMAN KODAK CO WT EXP 090318
KODK+A	EASTMAN KODAK CO WT EXP 090318
KOF	COCA COLA FEMSA S A B DE C V SPON ADR REP L
KOL	VANECK VECTORS ETF TR COAL ETF
KOLD	PROSHARES TR II ULSHT BLOOMB GAS
KONA	KONA GRILL INC COM
KONE	KINGTONE WIRELESSINFO SOL HLDG SPONSORED ADR NE
KOOL	CESCA THERAPEUTICS INC COM NEW
KOP	KOPPERS HOLDINGS INC COM
KOPN	KOPIN CORP COM
KORS	MICHAEL KORS HLDGS LTD SHS
KORU	DIREXION SHS ETF TR DRX DLYSOKOR3X
KOS	KOSMOS ENERGY LTD SHS
KOSS	KOSS CORP COM
KPTI	KARYOPHARM THERAPEUTICS INC COM

KR	KROGER CO COM
KRA	KRATON PERFORMANCE POLYMERS COM
KRC	KILROY RLTY CORP COM
KRC-G	KILROY RLTY CORP PFD SER G
KRC-H	KILROY RLTY CORP PFD-H
KRE	SPDR SERIES TRUST S&P REGL BKG
KRG	KITE RLTY GROUP TR COM NEW
KRNT	KORNIT DIGITAL LTD SHS
KRNY	KEARNY FINL CORP MD COM
KRO	KRONOS WORLDWIDE INC COM
KROO	INDEXIQ ETF TR AUST SM CP ETF
KRS	PROSHARES TR SH S&P REGLBKG
KRU	PROSHARES TR ULT S&P REGLBKG
KS	KAPSTONE PAPER & PACKAGING CRP COM
KSA	ISHARES TR MSCI SAUDI ARA
KSM	DEUTSCHE STRATEGIC MUN INCOME COM
KSS	KOHLS CORP COM
KST	DEUTSCHE STRATEGIC INCOME TR SHS
KSU	KANSAS CITY SOUTHERN COM NEW
KSU-	KANSAS CITY SOUTHERN PFD 4%
KT	KT CORP SPONSORED ADR
KTCC	KEY TRONICS CORP COM
KTEC	KEY TECHNOLOGY INC COM
KTF	DEUTSCHE MUN INCOME COM
KTH	CORTS TR PECO ENERGY CAP TRIII CORTS 8.00%
KTN	CREDIT-ENHANCED CORTS TR AON CORTS 8.205%
KTOS	KRATOS DEFENSE & SEC SOLUTIONS COM NEW
KTOV	KITOV PHARMACEUTICALS HLDGS L SPONSORED ADR
KTOVW	KITOV PHARMACEUTICALS HLDGS L WT EXP 112020
KTP	CORTS TR J C PENNEY CORTS 7.625%
KTWO	K2M GROUP HLDGS INC COM
KURA	KURA ONCOLOGY INC COM
KUTV	KU6 MEDIA CO LTD SPONSORED ADR
KVHI	KVH INDS INC COM
KW	KENNEDY-WILSON HLDGS INC COM
KWEB	KRANESHARES TR CSI CHI INTERNET
KWN	KENNEDY-WILSON INC SR NT 42
KWR	QUAKER CHEM CORP COM
KWT	VANECK VECTORS ETF TR SOLAR ENERGY ETF
KXI	ISHARES TR GLB CNSM STP ETF
KYE	KAYNE ANDERSON ENRGY TTL RT FD COM
KYN	KAYNE ANDERSON MLP INVT CO COM
KYN-F	KAYNE ANDERSON MLP INVT CO PFD 3.50 SER F
KYN-G	KAYNE ANDERSON MLP INVT CO PFD SHS SER G
KYO	KYOCERA CORP ADR
KZ	KONGZHONG CORP SPONSORED ADR
L	LOEWS CORP COM

LABD	DIREXION SHS ETF TR SP BIOTCH BR3X
LABL	MULTI COLOR CORP COM
LABS	DIREXION SHS ETF TR DAILY SP BIOTECH
LABU	DIREXION SHS ETF TR SP BIOTCH BL NEW
LAD	LITHIA MTRS INC CL A
LADR	LADDER CAP CORP CL A
LAKE	LAKELAND INDS INC COM
LALT	POWERSHARES ACTIVE MNG ETF TR ALT MULTI STRG
LAMR	LAMAR ADVERTISING CO NEW CL A
LANC	LANCASTER COLONY CORP COM
LAND	GLADSTONE LD CORP COM
LAQ	ABERDEEN LATIN AMER EQTY FD COM
LARE	ETF MANAGERS TR TIERRA XP LATIN
LARK	LANDMARK BANCORP INC COM
LAWS	LAWSON PRODS INC COM
LAYN	LAYNE CHRISTENSEN CO COM
LAZ	LAZARD LTD SHS A
LB	L BRANDS INC COM
LBAI	LAKELAND BANCORP INC COM
LBDC	UBS AG LONDON BRH 2XLEVE ETRACS WF
LBF	DEUTSCHE GLOBAL HIGH INCOME FD COM
LBIO	LION BIOTECHNOLOGIES INC COM
LBIX	LEADING BRANDS INC COM NEW
LBJ	DIREXION SHS ETF TR LTN AM BL 3X NEW
LBND	DEUTSCHE BK AG LONDON BRH DB 3X LN US TRES
LBRDA	LIBERTY BROADBAND CORP COM SER A
LBRDK	LIBERTY BROADBAND CORP COM SER C
LBTYA	LIBERTY GLOBAL PLC SHS CL A
LBTYB	LIBERTY GLOBAL PLC SHS CL B
LBTYK	LIBERTY GLOBAL PLC SHS CL C
LBY	LIBBEY INC COM
LC	LENDINGCLUB CORP COM
LCAHU	LANDCADIA HLDGS INC UNIT 1 CL A 1 WT
LCI	LANNET INC COM
LCM	ADVENT CLAYMORE ENH GRW & INC COM
LCNB	LCNB CORP COM
LCUT	LIFETIME BRANDS INC COM
LD	BARCLAYS BANK PLC ETN DJUBSLEAD 38
LDF	LATIN AMERN DISCOVERY FD INC COM
LDL	LYDALL INC DEL COM
LDOS	LEIDOS HLDGS INC COM
LDP	COHEN & STEERS LTD DUR PFD INC COM
LDR	LANDAUER INC COM
LDRH	LDR HLDG CORP COM
LDRI	POWERSHARES ETF TR II LAD 0-5Y CR BD
LDUR	PIMCO ETF TR LOW DURTN AC ETF
LE	LANDS END INC NEW COM

LEA	LEAR CORP COM NEW
LECO	LINCOLN ELEC HLDGS INC COM
LEDD	BARCLAYS BK PLC IPTH LEAD ETN
LEDS	SEMILEDS CORP COM NEW
LEE	LEE ENTERPRISES INC COM
LEG	LEGGETT & PLATT INC COM
LEI	LUCAS ENERGY INC COM PAR $0.001
LEJU	LEJU HLDGS LTD SPONSORED ADS
LEMB	ISHARES EM MKTS CURR ETF
LEN	LENNAR CORP CL A
LEN.B	LENNAR CORP CL B
LENS	PRESBIA PLC SHS
LEO	DREYFUS STRATEGIC MUNS INC COM
LEU	CENTRUS ENERGY CORP CL A
LFC	CHINA LIFE INS CO LTD SPON ADR REP H
LFL	LATAM AIRLS GROUP S A SPONSORED ADR
LFUS	LITTELFUSE INC COM
LFVN	LIFEVANTAGE CORP COM NEW
LGCY	LEGACY RESVS LP UNIT LP INT
LGCYO	LEGACY RESVS LP PERP PFD UNIT
LGCYP	LEGACY RESVS LP PFD UNIT SER A
LGF	LIONS GATE ENTMNT CORP COM NEW
LGI	LAZARD GLB TTL RET&INCM FD INC COM
LGIH	LGI HOMES INC COM
LGL	LGL GROUP INC COM
LGLV	SPDR SER TR RUSS1000LOWVOL
LGND	LIGAND PHARMACEUTICALS INC COM NEW
LH	LABORATORY CORP AMER HLDGS COM NEW
LHCG	LHC GROUP INC COM
LHO	LASALLE HOTEL PPTYS COM SH BEN INT
LHO-H	LASALLE HOTEL PPTYS PFD SHS BEN IN
LHO-I	LASALLE HOTEL PPTYS PFD SER I SHS
LHO-J	LASALLE HOTEL PPTYS PFD SER J BEN
LIFE	ATYR PHARMA INC COM
LII	LENNOX INTL INC COM
LILA	LIBERTY GLOBAL PLC LILAC SHS CL A
LILAK	LIBERTY GLOBAL PLC LILAC SHS CL C
LIME	LIME ENERGY CO COM PAR $0.0001
LINC	LINCOLN EDL SVCS CORP COM
LIND	LINDBLAD EXPEDITIONS HLDGS IN COM
LINDW	LINDBLAD EXPEDITIONS HLDGS IN WT EXP 070820
LINK	INTERLINK ELECTRS INC COM NEW
LION	FIDELITY SOUTHERN CORP NEW COM
LIOX	LIONBRIDGE TECHNOLOGIES INC COM
LIQT	LIQTECH INTL INC COM
LIT	GLOBAL X FDS GLOBAL X LITHIUM
LITB	LIGHTINTHEBOX HLDG CO LTD SPONSORED ADR

LITE	LUMENTUM HLDGS INC COM
LIVE	LIVE VENTURES INC COM
LIVN	LIVANOVA PLC SHS
LJPC	LA JOLLA PHARMACEUTICAL CO COM PAR $.0001 2
LKFN	LAKELAND FINL CORP COM
LKOR	FLEXSHARES TR CR SCORED LONG
LKQ	LKQ CORP COM
LL	LUMBER LIQUIDATORS HLDGS INC COM
LLDM	DIREXION SHS ETF TR FTSE DVMKT BUL
LLEM	DIREXION SHS ETF TR FTSE EM BULL
LLL	L-3 COMMUNICATIONS HLDGS INC COM
LLNW	LIMELIGHT NETWORKS INC COM
LLSC	DIREXION SHS ETF TR DLY SMCP BULL
LLSP	DIREXION SHS ETF TR DLY SP500 BULL
LLTC	LINEAR TECHNOLOGY CORP COM
LLY	LILLY ELI & CO COM
LM	LEGG MASON INC COM
LMAT	LEMAITRE VASCULAR INC COM
LMBS	FIRST TR EXCHANGE TRADED FD IV FST LOW OPPT EFT
LMCA	LIBERTY MEDIA CORP DELAWARE COM A MEDIA GRP
LMCK	LIBERTY MEDIA CORP DELAWARE COM C MEDIA GRP
LMFA	LM FDG AMER INC COM
LMFAW	LM FDG AMER INC WT EXP 113020
LMHA	LEGG MASON INC JR SUB NT 56
LMIA	LMI AEROSPACE INC COM
LMLP	UBS AG LONDON BRH MLP EX ENERGY
LMNR	LIMONEIRA CO COM
LMNX	LUMINEX CORP DEL COM
LMOS	LUMOS NETWORKS CORP COM
LMRK	LANDMARK INFRASTRUCTURE LP COM UNIT LTD
LMRKP	LANDMARK INFRASTRUCTURE LP RED PFD SER A
LMT	LOCKHEED MARTIN CORP COM
LNC	LINCOLN NATL CORP IND COM
LNC+	LINCOLN NATL CORP IND WT EXP 071019
LNCE	SNYDERS-LANCE INC COM
LND	BRASILAGRO BRAZILIAN AGRIC REA SPONSORED ADR
LNDC	LANDEC CORP COM
LNG	CHENIERE ENERGY INC COM NEW
LNGR	GLOBAL X FDS LNTY THMTC ETF
LNKD	LINKEDIN CORP COM CL A
LNN	LINDSAY CORP COM
LNT	ALLIANT ENERGY CORP COM
LNTH	LANTHEUS HLDGS INC COM
LOAN	MANHATTAN BRIDGE CAPITAL INC COM
LOB	LIVE OAK BANCSHARES INC COM
LOCK	LIFELOCK INC COM
LOCO	EL POLLO LOCO HLDGS INC COM

LODE	COMSTOCK MNG INC COM
LOGI	LOGITECH INTL S A SHS
LOGM	LOGMEIN INC COM
LOPE	GRAND CANYON ED INC COM
LOR	LAZARD WORLD DIVID & INCOME FD COM
LORL	LORAL SPACE & COMMUNICATNS INC COM
LOV	SPARK NETWORKS INC COM
LOW	LOWES COS INC COM
LOWC	SPDR INDEX SHS FDS LOW CARBON ETF
LOXO	LOXO ONCOLOGY INC COM
LPCN	LIPOCINE INC NEW COM
LPG	DORIAN LPG LTD SHS USD
LPI	LAREDO PETROLEUM INC COM
LPL	LG DISPLAY CO LTD SPONS ADR REP
LPLA	LPL FINL HLDGS INC COM
LPNT	LIFEPOINT HEALTH INC COM
LPSB	LAPORTE BANCORP INC MD COM
LPSN	LIVEPERSON INC COM
LPT	LIBERTY PPTY TR SH BEN INT
LPTH	LIGHTPATH TECHNOLOGIES INC CL A NEW
LPTN	LPATH INC COM PAR
LPX	LOUISIANA PAC CORP COM
LQ	LA QUINTA HLDGS INC COM
LQD	ISHARES TR IBOXX INV CP ETF
LQDH	ISHARES U S ETF TR INT RT HDG C B
LQDT	LIQUIDITY SERVICES INC COM
LRAD	LRAD CORP COM
LRCX	LAM RESEARCH CORP COM
LRET	UBS AG LONDON BRH 2X LEV MSCI US
LRGF	ISHARES TR MULTIFACTOR USA
LRN	K12 INC COM
LSBG	LAKE SUNAPEE BK GROUP COM
LSBK	LAKE SHORE BANCORP INC COM
LSC	HSBC USA INC S&P CTI ETN 23
LSCC	LATTICE SEMICONDUCTOR CORP COM
LSTK	BARCLAYS BK PLC IPTH LIVESTK
LSTR	LANDSTAR SYS INC COM
LSXMA	LIBERTY MEDIA CORP DELAWARE COM A SIRIUSXM
LSXMB	LIBERTY MEDIA CORP DELAWARE COM B SIRIUSXM
LSXMK	LIBERTY MEDIA CORP DELAWARE COM C SIRIUSXM
LTBR	LIGHTBRIDGE CORP COM
LTC	LTC PPTYS INC COM
LTL	PROSHARES TR PSHS UL TELE ETF
LTPZ	PIMCO ETF TR 15+ YR US TIPS
LTRPA	LIBERTY TRIPADVISOR HLDGS INC COM SER A
LTRPB	LIBERTY TRIPADVISOR HLDGS INC COM SER B
LTRX	LANTRONIX INC COM NEW

LTS	LADENBURG THALMAN FIN SVCS INC COM
LTS-A	LADENBURG THALMAN FIN SVCS INC PFD SER A %
LTXB	LEGACY TEX FINL GROUP INC COM
LUB	LUBYS INC COM
LUK	LEUCADIA NATL CORP COM
LULU	LULULEMON ATHLETICA INC COM
LUNA	LUNA INNOVATIONS COM
LUV	SOUTHWEST AIRLS CO COM
LUX	LUXOTTICA GROUP S P A SPONSORED ADR
LVHD	LEGG MASON ETF EQUITY TR LOW DIVI ETF
LVL	CLAYMORE EXCHANGE TRD FD TR GUG S&PG DIV OPP
LVLT	LEVEL 3 COMMUNICATIONS INC COM NEW
LVNTA	LIBERTY INTERACTIVE CORP LBT VENT COM A
LVNTB	LIBERTY INTERACTIVE CORP LBT VENT COM B
LVS	LAS VEGAS SANDS CORP COM
LWAY	LIFEWAY FOODS INC COM
LWC	SPDR SERIES TRUST LNG TRM CORP BD
LXFR	LUXFER HLDGS PLC SPONSORED ADR
LXFT	LUXOFT HLDG INC ORD SHS CL A
LXK	LEXMARK INTL INC CL A
LXP	LEXINGTON REALTY TRUST COM
LXP-C	LEXINGTON REALTY TRUST PFD CONV SER C
LXRX	LEXICON PHARMACEUTICALS INC COM NEW
LXU	LSB INDS INC COM
LYB	LYONDELLBASELL INDUSTRIES N V SHS - A -
LYG	LLOYDS BANKING GROUP PLC SPONSORED ADR
LYTS	LSI INDS INC COM
LYV	LIVE NATION ENTERTAINMENT INC COM
LZB	LA Z BOY INC COM
M	MACYS INC COM
MA	MASTERCARD INC CL A
MAA	MID-AMER APT CMNTYS INC COM
MAB	EATON VANCE MASS MUN BD FD COM
MAC	MACERICH CO COM
MACK	MERRIMACK PHARMACEUTICALS INC COM
MAG	MAG SILVER CORP COM
MAGS	MAGAL SECURITY SYS LTD ORD
MAIN	MAIN STREET CAPITAL CORP COM
MAMS	MAM SOFTWARE GROUP INC COM NEW
MAN	MANPOWERGROUP INC COM
MANH	MANHATTAN ASSOCS INC COM
MANT	MANTECH INTL CORP CL A
MANU	MANCHESTER UTD PLC NEW ORD CL A
MAR	MARRIOTT INTL INC NEW CL A
MARA	MARATHON PATENT GROUP INC COM NEW
MARK	REMARK MEDIA INC COM
MARPS	MARINE PETE TR UNIT BEN INT

MAS	MASCO CORP COM
MASI	MASIMO CORP COM
MAT	MATTEL INC COM
MATH	ADVISORSHARES TR MEIDELL TCT AD
MATN	MATEON THERAPEUTICS INC COM
MATR	MATTERSIGHT CORP COM
MATW	MATTHEWS INTL CORP CL A
MATX	MATSON INC COM
MAUI	ADVISORSHARES TR MKT ADPTV ETF
MAV	PIONEER MUN HIGH INCOME ADV TR COM
MAYS	MAYS J W INC COM
MB	MINDBODY INC COM CL A
MBB	ISHARES TR MBS ETF
MBCN	MIDDLEFIELD BANC CORP COM NEW
MBFI	MB FINANCIAL INC NEW COM
MBFIP	MB FINANCIAL INC NEW PERP PFD SER-A
MBG	SPDR SERIES TRUST BRC MTG BCKD BD
MBI	MBIA INC COM
MBII	MARRONE BIO INNOVATIONS INC COM
MBLX	METABOLIX INC COM NEW
MBLY	MOBILEYE N V AMSTELVEEN ORD SHS
MBRG	MIDDLEBURG FINANCIAL CORP COM
MBRX	MOLECULIN BIOTECH INC COM
MBSD	FLEXSHARES TR DISCP DUR MBS
MBT	MOBILE TELESYSTEMS PJSC SPONSORED ADR
MBTF	MBT FINL CORP COM
MBUU	MALIBU BOATS INC COM CL A
MBVT	MERCHANTS BANCSHARES COM
MBWM	MERCANTILE BANK CORP COM
MC	MOELIS & CO CL A
MCA	BLACKROCK MUNIYIELD CALI QLTY COM
MCBC	MACATAWA BK CORP COM
MCC	MEDLEY CAP CORP COM
MCD	MCDONALDS CORP COM
MCEP	MID CON ENERGY PARTNERS LP COM UNIT REPST
MCF	CONTANGO OIL & GAS COMPANY COM NEW
MCFT	MCBC HLDGS INC COM
MCHI	ISHARES TR CHINA ETF
MCHP	MICROCHIP TECHNOLOGY INC COM
MCHX	MARCHEX INC CL B
MCI	BABSON CAP CORPORATE INVS COM
MCK	MCKESSON CORP COM
MCN	MADISON CVRED CALL & EQ STR FD COM
MCO	MOODYS CORP COM
MCQ	MEDLEY CAP CORP SR NT
MCR	MFS CHARTER INCOME TR SH BEN INT
MCRB	SERES THERAPEUTICS INC COM

MCRI	MONARCH CASINO & RESORT INC COM
MCRN	MILACRON HLDGS CORP COM
MCRO	INDEXIQ ETF TR HDG MACTRK ETF
MCS	MARCUS CORP COM
MCUR	MACROCURE LTD SHS
MCV	MEDLEY CAP CORP SR NT 23
MCX	MEDLEY CAP CORP 6.50 NT 013021
MCY	MERCURY GENL CORP NEW COM
MCZ	MAD CATZ INTERACTIVE INC COM
MD	MEDNAX INC COM
MDC	M D C HLDGS INC COM
MDCA	MDC PARTNERS INC CL A SUB VTG
MDCO	MEDICINES CO COM
MDD	SPDR INDEX SHS FDS S&PINTL MC ETF
MDGN	MEDGENICS INC COM NEW
MDGS	MEDIGUS LTD SPONSORED ADR
MDIV	FIRST TR EXCHANGE TRADED FD VI MULTI ASSET DI
MDLY	MEDLEY MGMT INC CL A COM
MDLZ	MONDELEZ INTL INC CL A
MDM	MOUNTAIN PROV DIAMONDS INC COM NEW
MDP	MEREDITH CORP COM
MDR	MCDERMOTT INTL INC COM
MDRX	ALLSCRIPTS HEALTHCARE SOLUTNS COM
MDSO	MEDIDATA SOLUTIONS INC COM
MDSY	MODSYS INTL LTD SHS
MDT	MEDTRONIC PLC SHS
MDU	MDU RES GROUP INC COM
MDVN	MEDIVATION INC COM
MDVX	MEDOVEX CORP COM
MDVXW	MEDOVEX CORP WT EXP 122418
MDWD	MEDIWOUND LTD ORD SHS
MDXG	MIMEDX GROUP INC COM
MDY	SPDR S&P MIDCAP 400 ETF TR UTSER1 S&PDCRP
MDYG	SPDR SERIES TRUST S&P 400 MDCP GRW
MDYV	SPDR SERIES TRUST S&P 400 MDCP VAL
MED	MEDIFAST INC COM
MEET	MEETME INC COM
MEG	MEDIA GEN INC NEW COM
MEI	METHODE ELECTRS INC COM
MEIP	MEI PHARMA INC COM NEW
MELI	MERCADOLIBRE INC COM
MELR	MELROSE BANCORP INC COM
MEMP	MEMORIAL PRODTN PARTNERS LP COM U REP LTD
MEN	BLACKROCK MUNIENHANCED FD INC COM
MENT	MENTOR GRAPHICS CORP COM
MEOH	METHANEX CORP COM
MEP	MIDCOAST ENERGY PARTNERS L P COM UT LTD PTN

MER-K	MERRILL LYNCH CAP TR I GTD CAP 6.45%
MER-M	MERRILL LYNCH CAP TR II PFD GDR TR
MER-P	MERRILL LYNCH CAP TR III PFD GTD TR2062
MERC	MERCER INTL INC COM
MES	VANECK VECTORS ETF TR GULF STS INDEX E
MESG	XURA INC COM
MESO	MESOBLAST LTD SPONS ADR
MET	METLIFE INC COM
MET-A	METLIFE INC PFD A FLT RATE
MFA	MFA FINL INC COM
MFA-B	MFA FINL INC PFD SER B
MFC	MANULIFE FINL CORP COM
MFCB	MFC BANCORP LTD COM
MFD	MACQUARIE FT TR GB INF UT DIV COM
MFG	MIZUHO FINL GROUP INC SPONSORED ADR
MFIN	MEDALLION FINL CORP COM
MFINL	MEDALLION FINL CORP SR NT CONV 21
MFL	BLACKROCK MUNIHLDS INVSTM QLTY COM
MFLA	BARCLAYS BK PLC IPATH EAFE ETN
MFLX	MULTI FINELINE ELECTRONIX INC COM
MFM	MFS MUN INCOME TR SH BEN INT
MFNC	MACKINAC FINL CORP COM
MFO	MFA FINL INC SR NT 42
MFRI	MFRI INC COM
MFRM	MATTRESS FIRM HLDG CORP COM
MFS	MANITOWOC FOODSERVICE INC COM
MFSF	MUTUALFIRST FINL INC COM
MFT	BLACKROCK MUNIYLD INVST QLTY COM
MFV	MFS SPL VALUE TR SH BEN INT
MG	MISTRAS GROUP INC COM
MGA	MAGNA INTL INC COM
MGC	VANGUARD WORLD FD MEGA CAP INDEX
MGCD	MGC DIAGNOSTICS CORP COM
MGEE	MGE ENERGY INC COM
MGF	MFS GOVT MKTS INCOME TR SH BEN INT
MGH	MINCO GOLD CORPORATION COM
MGI	MONEYGRAM INTL INC COM NEW
MGIC	MAGIC SOFTWARE ENTERPRISES LTD ORD
MGK	VANGUARD WORLD FD MEGA GRWTH IND
MGLN	MAGELLAN HEALTH INC COM NEW
MGM	MGM RESORTS INTERNATIONAL COM
MGN	MINES MGMT INC COM
MGNX	MACROGENICS INC COM
MGP	MGM GROWTH PPTYS LLC CL A COM
MGPI	MGP INGREDIENTS INC NEW COM
MGR	AFFILIATED MANAGERS GROUP SR NT 42
MGRC	MCGRATH RENTCORP COM

MGT	MGT CAPITAL INVTS INC COM NEW
MGU	MACQUARIE GLBL INFRA TOTL RETN COM
MGV	VANGUARD WORLD FD MEGA CAP VAL ETF
MGYR	MAGYAR BANCORP INC COM
MH-A	MAIDEN HOLDINGS LTD PREF SHS SER A
MH-C	MAIDEN HOLDINGS LTD PFD SHS SER C
MHD	BLACKROCK MUNIHOLDINGS FD INC COM
MHE	BLACKROCK MASS TAX-EXEMPT TR SH BEN INT
MHF	WESTERN ASSET MUN HI INCM FD COM
MHG	MARINE HARVEST ASA SPONSORED ADR
MHGC	MORGANS HOTEL GROUP CO COM
MHH	MASTECH HOLDINGS INC COM
MHI	PIONEER MUN HIGH INCOME TR COM SHS
MHK	MOHAWK INDS INC COM
MHLA	MAIDEN HLDGS LTD 6.625 NT 2046
MHLD	MAIDEN HOLDINGS LTD SHS
MHLDO	MAIDEN HOLDINGS LTD MAN PFD B CV7.25
MHN	BLACKROCK MUNIHLDGS NY QLTY FD COM
MHNB	MAIDEN HLDGS NORTH AMER LTD GTD NT 42
MHNC	MAIDEN HLDGS NORTH AMER LTD GTD NT 7.75%43
MHO	M/I HOMES INC COM
MHO-A	M/I HOMES INC PFD 1/1000 A
MHY	WESTERN ASSET MGD HI INCM FD COM
MIC	MACQUARIE INFRASTRUCTURE CORP COM
MICT	MICRONET ENERTEC TECH INC COM
MICTW	MICRONET ENERTEC TECH INC WT EXP 041518
MIDD	MIDDLEBY CORP COM
MIDU	DIREXION SHS ETF TR DLY MIDCAP ETF3X
MIDZ	DIREXION SHS ETF TR MD CP BEAR 3X NW
MIE	COHEN & STEERS MLP INC & ENRGY COM SHS
MIFI	NOVATEL WIRELESS INC COM NEW
MIIIU	M III ACQUISITION CORP UNIT 1 CL A 1 WT
MIK	MICHAELS COS INC COM
MILN	GLOBAL X FDS MILL THEMC ETF
MIME	MIMECAST LTD ORD SHS
MIN	MFS INTER INCOME TR SH BEN INT
MINC	ADVISORSHARES TR NEWFLT MULSINC
MIND	MITCHAM INDS INC COM
MINDP	MITCHAM INDS INC PFD SER A
MINI	MOBILE MINI INC COM
MINT	PIMCO ETF TR ENHAN SHRT MA AC
MIRN	MIRNA THERAPEUTICS INC COM
MITK	MITEK SYS INC COM NEW
MITL	MITEL NETWORKS CORP COM
MITT	AG MTG INVT TR INC COM
MITT-A	AG MTG INVT TR INC 8.25% PFD SER A
MITT-B	AG MTG INVT TR INC PFD SER B 8.00%

MIW	EATON VANCE MICH MUN BD FD COM
MIXT	MIX TELEMATICS LTD SPONSORED ADR
MIY	BLACKROCK MUNIYLD MICH QLTY FD COM
MJCO	MAJESCO COM
MJN	MEAD JOHNSON NUTRITION CO COM
MKC	MCCORMICK & CO INC COM NON VTG
MKC.V	MCCORMICK & CO INC COM VTG
MKL	MARKEL CORP COM
MKSI	MKS INSTRUMENT INC COM
MKTO	MARKETO INC COM
MKTX	MARKETAXESS HLDGS INC COM
MLAB	MESA LABS INC COM
MLHR	MILLER HERMAN INC COM
MLI	MUELLER INDS INC COM
MLM	MARTIN MARIETTA MATLS INC COM
MLN	VANECK VECTORS ETF TR AMT FREE LONG MU
MLNK	MODUSLINK GLOBAL SOLUTIONS INC COM NEW
MLNX	MELLANOX TECHNOLOGIES LTD SHS
MLP	MAUI LD & PINEAPPLE INC COM
MLPA	GLOBAL X FDS GLBL X MLP ETF
MLPB	UBS AG LONDON BRH ETRACS ALER MLP
MLPC	CITIGROUP INC NEW CTRAKS ETN MILLR
MLPG	UBS AG JERSEY BRH LKD ALRN NTGAS
MLPI	UBS AG JERSEY BRH ALERIAN INFRST
MLPJ	GLOBAL X FDS GLOBL X JR MLP
MLPN	CREDIT SUISSE NASSAU BRH X LINK CUSH MLP
MLPO	CREDIT SUISSE AG NASSAU BRH ETN LKD 34
MLPQ	UBS AG LONDON BRH NT AMZI 46
MLPS	UBS AG JERSEY BRH AG MNTH SHR EX
MLPW	UBS AG JERSEY BRANCH LNK WELLS FRGO
MLPX	GLOBAL X FDS GLB X MLP ENRG I
MLPY	MORGAN STANLEY CUSHNG MLP ETN
MLPZ	UBS AG LONDON BRH NT SPMLP 46
MLR	MILLER INDS INC TENN COM NEW
MLSS	MILESTONE SCIENTIFIC INC COM NEW
MLTI	CREDIT SUISSE AG NASSAU BRH X LNKS MLT ASST
MLVF	MALVERN BANCORP INC COM
MMAC	MMA CAP MGMT LLC COM
MMC	MARSH & MCLENNAN COS INC COM
MMD	MAINSTAY DEFINEDTERM MN OPP FD COM
MMI	MARCUS & MILLICHAP INC COM
MMLP	MARTIN MIDSTREAM PRTNRS L P UNIT L P INT
MMM	3M CO COM
MMP	MAGELLAN MIDSTREAM PRTNRS LP COM UNIT RP LP
MMS	MAXIMUS INC COM
MMSI	MERIT MED SYS INC COM
MMT	MFS MULTIMARKET INCOME TR SH BEN INT

MMTM	SPDR SER TR S&P1500MOMTILT
MMU	WESTERN ASST MNGD MUN FD INC COM
MMV	EATON VANCE MA MUNI INCOME TR SH BEN INT
MMYT	MAKEMYTRIP LIMITED MAURITIUS SHS
MN	MANNING & NAPIER INC CL A
MNA	INDEXIQ ETF TR IQ MRGR ARB ETF
MNDO	MIND C T I LTD ORD
MNE	BLACKROCK MUNI N Y INTER DURAT COM
MNGA	MAGNEGAS CORP COM NEW
MNI	MCCLATCHY CO CL A NEW
MNK	MALLINCKRODT PUB LTD CO SHS
MNKD	MANNKIND CORP COM
MNOV	MEDICINOVA INC COM NEW
MNP	WESTERN ASST MN PRT FD INC COM
MNR	MONMOUTH REAL ESTATE INVT CORP CL A
MNR-A	MONMOUTH REAL ESTATE INVT CORP PFD SER A
MNR-B	MONMOUTH REAL ESTATE INVT CORP PFD-B
MNRO	MONRO MUFFLER BRAKE INC COM
MNST	MONSTER BEVERAGE CORP NEW COM
MNTA	MOMENTA PHARMACEUTICALS INC COM
MNTX	MANITEX INTL INC COM
MO	ALTRIA GROUP INC COM
MOAT	VANECK VECTORS ETF TR MORNINGSTAR WIDE
MOBI	SKY-MOBI LTD SPONSORED ADS
MOBL	MOBILEIRON INC COM NEW
MOC	COMMAND SEC CORP COM
MOCO	MOCON INC COM
MOD	MODINE MFG CO COM
MODN	MODEL N INC COM
MOFG	MIDWESTONE FINL GROUP INC NEW COM
MOG.A	MOOG INC CL A
MOG.B	MOOG INC CL B
MOH	MOLINA HEALTHCARE INC COM
MOM	FQF TR QUANTSHARE MOM
MOMO	MOMO INC ADR
MON	MONSANTO CO NEW COM
MOO	VANECK VECTORS ETF TR AGRIBUSINESS ETF
MORE	MONOGRAM RESIDENTIAL TR INC COM
MORL	UBS AG LONDON BRH ETRACS MTH2XRE
MORN	MORNINGSTAR INC COM
MORT	VANECK VECTORS ETF TR MTG REIT INCOME
MOS	MOSAIC CO NEW COM
MOSY	MOSYS INC COM
MOTI	VANECK VECTORS ETF TR MORNINGSTAR INTL
MOV	MOVADO GROUP INC COM
MP-D	MISSISSIPPI POWER CO PFD 1/4 5.25%
MPA	BLACKROCK MUNIYIELD PA QLTY FD COM

MPAA	MOTORCAR PTS AMER INC COM
MPB	MID PENN BANCORP INC COM
MPC	MARATHON PETE CORP COM
MPCT	ISHARES TR SUSTNBLE MSCI
MPEL	MELCO CROWN ENTMT LTD ADR
MPET	MAGELLAN PETE CORP COM NEW
MPG	METALDYNE PERFORMANCE GROUP COM
MPLX	MPLX LP COM UNIT REP LTD
MPSX	MULTI PACKAGING SOLUTIONS INTL COM
MPV	BABSON CAP PARTN INVS TR SH BEN INT
MPW	MEDICAL PPTYS TRUST INC COM
MPWR	MONOLITHIC PWR SYS INC COM
MPX	MARINE PRODS CORP COM
MQT	BLACKROCK MUNIY QUALITY FD II COM
MQY	BLACKROCK MUNIYIELD QUALITY FD COM
MRC	MRC GLOBAL INC COM
MRCC	MONROE CAP CORP COM
MRCY	MERCURY SYS INC COM
MRD	MEMORIAL RESOURCE DEV CORP COM
MRIN	MARIN SOFTWARE INC COM
MRK	MERCK & CO INC COM
MRKT	MARKIT LTD SHS
MRLN	MARLIN BUSINESS SVCS CORP COM
MRNS	MARINUS PHARMACEUTICALS INC COM
MRO	MARATHON OIL CORP COM
MRRL	UBS AG LONDON BRH ETRACS MNTLY PAY
MRTN	MARTEN TRANS LTD COM
MRTX	MIRATI THERAPEUTICS INC COM
MRUS	MERUS N V COM
MRVC	MRV COMMUNICATIONS INC COM NEW
MRVL	MARVELL TECHNOLOGY GROUP LTD ORD
MS	MORGAN STANLEY COM NEW
MS-A	MORGAN STANLEY PFD A 1/1000
MS-E	MORGAN STANLEY DEP SHS 1/1000 E
MS-F	MORGAN STANLEY DEP SHS 1/1000TH
MS-G	MORGAN STANLEY DEP 1/1000 PFD G
MS-I	MORGAN STANLEY DEP FIX/FLT
MSA	MSA SAFETY INC COM
MSB	MESABI TR CTF BEN INT
MSBF	MSB FINL CORP NEW COM
MSBI	MIDLAND STS BANCORP INC ILL COM
MSCA	MAIN STREET CAPITAL CORP SR NT 6.125 23
MSCC	MICROSEMI CORP COM
MSCI	MSCI INC COM
MSD	MORGAN STANLEY EMER MKTS DEBT COM
MSEX	MIDDLESEX WATER CO COM
MSF	MORGAN STANLEY EMER MKTS FD COM

MSFG	MAINSOURCE FINANCIAL GP INC COM
MSFT	MICROSOFT CORP COM
MSG	MADISON SQUARE GARDEN CO NEW CL A
MSGN	MSG NETWORK INC CL A
MSI	MOTOROLA SOLUTIONS INC COM NEW
MSK	MORGAN STANLEY CAP TR VIII GTD CAP SECS
MSL	MIDSOUTH BANCORP INC COM
MSLI	MERUS LABS INTL INC NEW COM
MSM	MSC INDL DIRECT INC CL A
MSN	EMERSON RADIO CORP COM NEW
MSON	MISONIX INC COM
MSP	MADISON STRTG SECTOR PREM FD COM
MSTR	MICROSTRATEGY INC CL A NEW
MSTX	MAST THERAPEUTICS INC COM
MT	ARCELORMITTAL SA LUXEMBOURG NY REGISTRY SH
MTB	M & T BK CORP COM
MTB+	M & T BK CORP WT EXP 122318
MTB-	M & T BK CORP PERP PFD-A
MTB-C	M & T BK CORP PERP PFD-C
MTBC	MEDICAL TRANSCRIPTION BLG CORP COM
MTBCP	MEDICAL TRANSCRIPTION BLG CORP PFD SER A 11%
MTCH	MATCH GROUP INC COM
MTD	METTLER TOLEDO INTERNATIONAL COM
MTDR	MATADOR RES CO COM
MTEX	MANNATECH INC COM NEW
MTG	MGIC INVT CORP WIS COM
MTGE	AMERICAN CAP MTG INVT CORP COM
MTGEP	AMERICAN CAP MTG INVT CORP PFD SER A
MTH	MERITAGE HOMES CORP COM
MTK	SPDR SERIES TRUST MORGAN TECH ETF
MTL	MECHEL PJSC
MTL-	MECHEL OAO SPON ADR PFD
MTLS	MATERIALISE NV SPONSORED ADS
MTN	VAIL RESORTS INC COM
MTOR	MERITOR INC COM
MTP	MIDATECH PHARMA PLC SPONSORED ADR
MTR	MESA RTY TR UNIT BEN INT
MTRN	MATERION CORP COM
MTRX	MATRIX SVC CO COM
MTSC	MTS SYS CORP COM
MTSI	MACOM TECH SOLUTIONS HLDGS INC COM
MTSL	MER TELEMANAGEMENT SOLUTIONS SHS
MTT	WESTERN ASSET MUN DEF OPP TR COM
MTU	MITSUBISHI UFJ FINL GROUP INC SPONSORED ADR
MTUM	ISHARES TR USA MOMENTUM FCT
MTW	MANITOWOC INC COM
MTX	MINERALS TECHNOLOGIES INC COM

MTZ	MASTEC INC COM
MU	MICRON TECHNOLOGY INC COM
MUA	BLACKROCK MUNIASSETS FD INC COM
MUB	ISHARES TR NATIONAL MUN ETF
MUC	BLACKROCK MUNIHLDNGS CALI QLTY COM
MUE	BLACKROCK MUNIHLDNGS QLTY II COM
MUH	BLACKROCK MUNIHLDGS FD II INC COM
MUI	BLACKROCK MUNI INTER DR FD INC COM
MUJ	BLACKROCK MUNIHLDGS NJ QLTY FD COM
MUNI	PIMCO ETF TR INTER MUN BD ACT
MUR	MURPHY OIL CORP COM
MUS	BLACKROCK MUNIHOLDNGS QLTY INC COM
MUSA	MURPHY USA INC COM
MUX	MCEWEN MNG INC COM
MVC	MVC CAPITAL INC COM
MVCB	MVC CAPITAL INC SR NT 23
MVF	BLACKROCK MUNIVEST FD INC COM
MVIS	MICROVISION INC DEL COM NEW
MVO	MV OIL TR TR UNITS
MVT	BLACKROCK MUNIVEST FD II INC COM
MVV	PROSHARES TR PSHS ULT MCAP400
MWA	MUELLER WTR PRODS INC COM SER A
MWG	MORGAN STANLEY CAP TR IV GTD CAP 6.25%33
MWO	MORGAN STANLEY CAP TR V CAP SEC5.75%33
MWR	MORGAN STANLEY CAP TR III CAP SECS 6.25%
MWW	MONSTER WORLDWIDE INC COM
MX	MAGNACHIP SEMICONDUCTOR CORP N COM
MXC	MEXCO ENERGY CORP COM
MXE	MEXICO EQUITY & INCOME FD COM
MXF	MEXICO FD INC COM
MXI	ISHARES TR GLOBAL MATER ETF
MXIM	MAXIM INTEGRATED PRODS INC COM
MXL	MAXLINEAR INC CL A
MXPT	MAXPOINT INTERACTIVE INC COM NEW
MXWL	MAXWELL TECHNOLOGIES INC COM
MYC	BLACKROCK MUNIYIELD CALIF FD I COM
MYCC	CLUBCORP HLDGS INC COM
MYD	BLACKROCK MUNIYIELD FD INC COM
MYE	MYERS INDS INC COM
MYF	BLACKROCK MUNIYIELD INVST FD COM
MYGN	MYRIAD GENETICS INC COM
MYI	BLACKROCK MUNIYIELD QLTY FD 3 COM
MYJ	BLACKROCK MUNIYIELD N J FD INC COM
MYL	MYLAN N V SHS EURO
MYN	BLACKROCK MUNIYIELD NY QLTY FD COM
MYOK	MYOKARDIA INC COM
MYOS	MYOS RENS TECHNOLOGY INC COM

MYRG	MYR GROUP INC DEL COM
MYY	PROSHARES TR PSHS SH MDCAP400
MZA	BLACKROCK MUNIYIELD ARIZ FD IN COM
MZF	MANAGED DURATION INVT GRD FUND COM
MZOR	MAZOR ROBOTICS LTD SPONSORED ADS
MZZ	PROSHARES TR ULTSHT MIDCAP400
N	NETSUITE INC COM
NAC	NUVEEN CA DIVIDEND ADV MUN FD COM
NAD	NUVEEN DIVID ADVANTAGE MUN FD COM
NADL	NORTH ATLANTIC DRILLING LTD COM
NAII	NATURAL ALTERNATIVES INTL INC COM NEW
NAIL	DIREXION SHS ETF TR DALY HOM B&S BUL
NAK	NORTHERN DYNASTY MINERALS LTD COM NEW
NAKD	NAKED BRAND GROUP INC COM NEW
NAME	RIGHTSIDE GROUP LTD COM
NAN	NUVEEN NY DIVID ADVNTG MUN FD COM
NANO	NANOMETRICS INC COM
NANR	SPDR INDEX SHS FDS S&P NORTH AMER
NAO	NORDIC AMERN OFFSHORE LTD SHS
NAP	NAVIOS MARITIME MIDSTREAM LP COM UNIT LTD
NASH	LOCALSHARES INVT TR NASHVILLE AREA E
NAT	NORDIC AMERICAN TANKERS LIMITE COM
NATH	NATHANS FAMOUS INC NEW COM
NATI	NATIONAL INSTRS CORP COM
NATL	NATIONAL INTERSTATE CORP COM
NATR	NATURES SUNSHINE PRODUCTS INC COM
NAUH	NATIONAL AMERN UNIV HLDGS INC COM
NAV	NAVISTAR INTL CORP NEW COM
NAV-D	NAVISTAR INTL CORP PFD SR D CONV
NAVB	NAVIDEA BIOPHARMACEUTICALS INC COM
NAVG	NAVIGATORS GROUP INC COM
NAVI	NAVIENT CORP COM
NAZ	NUVEEN ARIZ PREM INCOME MUN FD COM
NBB	NUVEEN BUILD AMER BD FD COM
NBD	NUVEEN BUILD AMER BD OPPTNY FD COM
NBH	NEUBERGER BERMAN INTER MUNI FD COM
NBHC	NATIONAL BK HLDGS CORP CL A
NBIX	NEUROCRINE BIOSCIENCES INC COM
NBL	NOBLE ENERGY INC COM
NBN	NORTHEAST BANCORP COM NEW
NBO	NEUBERGER BERMAN NY INT MUN FD COM
NBR	NABORS INDUSTRIES LTD SHS
NBRV	NABRIVA THERAPEUTICS AG SPONSORED ADR
NBTB	NBT BANCORP INC COM
NBW	NEUBERGER BERMAN CA INT MUN FD COM
NBY	NOVABAY PHARMACEUTICALS INC COM NEW
NC	NACCO INDS INC CL A

NCA	NUVEEN CALIF MUN VALUE FD COM
NCB	NUVEEN CALIF MUNICPAL VALU FD2 COM
NCBS	NICOLET BANKSHARES INC COM
NCI	NAVIGANT CONSULTING INC COM
NCIT	NCI INC CL A
NCLH	NORWEGIAN CRUISE LINE HLDGS LT SHS
NCMI	NATIONAL CINEMEDIA INC COM
NCOM	NATIONAL COMM CORP COM
NCQ	NOVACOPPER INC COM
NCR	NCR CORP NEW COM
NCS	NCI BUILDING SYS INC COM NEW
NCT	NEWCASTLE INVT CORP NEW COM PAR $0.01
NCT-B	NEWCASTLE INVT CORP NEW PFD B 9.75%
NCT-C	NEWCASTLE INVT CORP NEW PFD SER C
NCT-D	NEWCASTLE INVT CORP NEW PFD D 8.375%
NCTY	THE9 LTD ADR
NCV	ALLIANZGI CONV & INCOME FD COM
NCZ	ALLIANZGI CONV & INCOME FD II COM
NDAQ	NASDAQ INC COM
NDLS	NOODLES & CO CL A
NDP	TORTOISE ENERGY INDEPENDENC FD COM
NDRM	NEURODERM LTD ORD SHS
NDRO	ENDURO RTY TR TR UNIT
NDSN	NORDSON CORP COM
NE	NOBLE CORP PLC SHS USD
NEA	NUVEEN AMT-FREE MUN INCOME FD COM
NEE	NEXTERA ENERGY INC COM
NEE-C	FPL GROUP CAP TR I PFD TR 5.875%
NEE-G	NEXTERA ENERGY CAP HLDGS INC GTD DEB-G
NEE-H	NEXTERA ENERGY CAP HLDGS INC JR DEB-H 72
NEE-I	NEXTERA ENERGY CAP HLDGS INC SUB DEB 72
NEE-J	NEXTERA ENERGY CAP HLDGS INC SUB DEB SER J 73
NEE-K	NEXTERA ENERGY CAP HLDGS INC JR SUB DEB 76
NEE-P	NEXTERA ENERGY INC CORP UNIT
NEE-Q	NEXTERA ENERGY INC UNIT CORP
NEFF	NEFF CORP COM CL A
NEM	NEWMONT MINING CORP COM
NEN	NEW ENGLAND RLTY ASSOC LTD PAR DEPOSITRY RCPT
NEO	NEOGENOMICS INC COM NEW
NEOG	NEOGEN CORP COM
NEON	NEONODE INC COM NEW
NEOS	NEOS THERAPEUTICS INC COM
NEOT	NEOTHETICS INC COM
NEP	NEXTERA ENERGY PARTNERS LP COM UNIT PART IN
NEPT	NEPTUNE TECHNOLOGIES BIORESOUR COM
NERV	MINERVA NEUROSCIENCES INC COM
NETE	NET ELEMENT INC COM NEW

NEU	NEWMARKET CORP COM
NEV	NUVEEN ENHANCED MUN VALUE FD COM
NEWM	NEW MEDIA INVT GROUP INC COM
NEWR	NEW RELIC INC COM
NEWS	NEWSTAR FINANCIAL INC COM
NEWT	NEWTEK BUSINESS SVCS CORP COM NEW
NEWTL	NEWTEK BUSINESS SVCS CORP NT 21
NEWTZ	NEWTEK BUSINESS SVCS CORP NT 22
NFBK	NORTHFIELD BANCORP INC DEL COM
NFEC	NF ENERGY SAVING CORP COM PAR $0.001
NFG	NATIONAL FUEL GAS CO N J COM
NFJ	ALLIANZGI NFJ DIVID INT & PREM COM
NFLT	ETFIS SER TR I VIRTUS NEWFLEET
NFLX	NETFLIX INC COM
NFO	CLAYMORE EXCHANGE TRD FD TR GUGG INSDR SENT
NFRA	FLEXSHARES TR STOXX GLOBR INF
NFX	NEWFIELD EXPL CO COM
NG	NOVAGOLD RES INC COM NEW
NGD	NEW GOLD INC CDA COM
NGE	GLOBAL X FDS GBL X MSCI NGR
NGG	NATIONAL GRID PLC SPON ADR NEW
NGHC	NATIONAL GEN HLDGS CORP COM
NGHCO	NATIONAL GEN HLDGS CORP DEP SHS PFD-B
NGHCP	NATIONAL GEN HLDGS CORP PFD SER A %
NGHCZ	NATIONAL GEN HLDGS CORP SUB NT
NGL	NGL ENERGY PARTNERS LP COM UNIT REPST
NGLS-A	TARGA RESOURCES PARTNERS LP PFD SER A
NGS	NATURAL GAS SERVICES GROUP COM
NGVC	NATURAL GROCERS BY VITAMIN COT COM
NGVT	INGEVITY CORP COM
NH	NANTHEALTH INC COM
NHA	NUVEEN MUN 2021 TARGET TERM FD COM
NHC	NATIONAL HEALTHCARE CORP COM
NHF	NEXPOINT CR STRATEGIES FD COM NEW
NHI	NATIONAL HEALTH INVS INC COM
NHLD	NATIONAL HOLDINGS CORP COM NEW
NHS	NEUBERGER BERMAN HGH YLD FD COM
NHTC	NATURAL HEALTH TRENDS CORP COM PAR $.001
NI	NISOURCE INC COM
NIB	BARCLAYS BANK PLC ETN DJUBSCOCO 38
NICE	NICE LTD SPONSORED ADR
NICK	NICHOLAS FINANCIAL INC COM NEW
NID	NUVEEN INTER DURATION MN TMFD COM
NIE	ALLIANZGI EQUITY & CONV INCOME COM
NIHD	NII HLDGS INC COM PAR $0.001
NILE	BLUE NILE INC COM
NIM	NUVEEN SELECT MAT MUN FD SH BEN INT

NINI	BARCLAYS BK PLC IPT NICKEL ETN
NIQ	NUVEEN INT DUR QUAL MUN TRM FD COM
NJR	NEW JERSEY RES COM
NJV	NUVEEN NEW JERSEY MUN VALUE FD COM
NK	NANTKWEST INC COM
NKA	NISKA GAS STORAGE PARTNERS LLC UNIT LTD LIABI
NKE	NIKE INC CL B
NKG	NUVEEN GA DIV ADV MUN FD 2 COM
NKSH	NATIONAL BANKSHARES INC VA COM
NKTR	NEKTAR THERAPEUTICS COM
NKX	NUVEEN CAL AMT-FREE MUN INC FD COM
NL	NL INDS INC COM NEW
NLNK	NEWLINK GENETICS CORP COM
NLR	VANECK VECTORS ETF TR URANIUM NUCLEAR
NLS	NAUTILUS INC COM
NLSN	NIELSEN HLDGS PLC SHS EUR
NLST	NETLIST INC COM
NLY	ANNALY CAP MGMT INC COM
NLY-A	ANNALY CAP MGMT INC PFD A 7.875%
NLY-C	ANNALY CAP MGMT INC PFD STK C 7.625%
NLY-D	ANNALY CAP MGMT INC PFD SER D %
NM	NAVIOS MARITIME HOLDINGS INC COM
NM-G	NAVIOS MARITIME HLDGS INC SPN ADR RP PFD G
NM-H	NAVIOS MARITIME HLDGS INC SPON ADR PFD H
NMBL	NIMBLE STORAGE INC COM
NMFC	NEW MTN FIN CORP COM
NMI	NUVEEN MUN INCOME FD INC COM
NMIH	NMI HLDGS INC CL A
NMK-B	NIAGARA MOHAWK PWR CORP PFD 3.60%
NMK-C	NIAGARA MOHAWK PWR CORP PFD 3.90%
NML	NEUBERGER BERMAN MLP INCOME FD COM
NMM	NAVIOS MARITIME PARTNERS L P UNIT LPI
NMO	NUVEEN MUN MKT OPPORTUNITY FD COM
NMR	NOMURA HLDGS INC SPONSORED ADR
NMRX	NUMEREX CORP PA CL A
NMS	NUVEEN MINN MUN INCOME FD SHS
NMT	NUVEEN MASS PREM INCOME MUN FD COM
NMY	NUVEEN MD PREM INCOME MUN FD COM
NMZ	NUVEEN MUN HIGH INCOME OPP FD COM
NNA	NAVIOS MARITIME ACQUIS CORP SHS
NNBR	NN INC COM
NNC	NUVEEN N C PREM INCOME MUN FD COM
NNDM	NANO DIMENSION LTD SPONS ADR
NNI	NELNET INC CL A
NNN	NATIONAL RETAIL PPTYS INC COM
NNN-D	NATIONAL RETAIL PPTYS INC PFD SER D
NNN-E	NATIONAL RETAIL PPTYS INC DEP SHS REP1/100

NNVC	NANOVIRICIDES INC COM NEW
NNY	NUVEEN NY MUN VALUE FD COM
NOA	NORTH AMERN ENERGY PARTNERS COM
NOAH	NOAH HLDGS LTD SPON ADS CL A
NOBL	PROSHARES TR S&P 500 DV ARIST
NOC	NORTHROP GRUMMAN CORP COM
NOG	NORTHERN OIL & GAS INC NEV COM
NOK	NOKIA CORP SPONSORED ADR
NOM	NUVEEN MO PREM INCOME MUN FD COM
NOMD	NOMAD HLDGS LTD USD ORD SHS
NORD	NORD ANGLIA EDUCATION INC SHS
NORW	GLOBAL X FDS GLBX MSCI NORW
NOV	NATIONAL OILWELL VARCO INC COM
NOVT	NOVANTA INC COM
NOW	SERVICENOW INC COM
NP	NEENAH PAPER INC COM
NPD	CHINA NEPSTAR CHAIN DRUGSTORE SPONSORED ADR
NPF	NUVEEN PREMIER MUN INCOME FD COM
NPI	NUVEEN PREM INCOME MUN FD COM
NPK	NATIONAL PRESTO INDS INC COM
NPM	NUVEEN PREM INCOME MUN FD 2 COM
NPN	NUVEEN PA MUN VALUE FD COM
NPO	ENPRO INDS INC COM
NPP	NUVEEN PERFORMANCE PLUS MUN FD COM
NPTN	NEOPHOTONICS CORP COM
NPV	NUVEEN VA PREM INCOME MUN FD COM
NQ	NQ MOBILE INC ADR REPSTG CL A
NQM	NUVEEN INVT QUALITY MUN FD INC COM
NQP	NUVEEN PA INVT QUALITY MUN FD COM
NQS	NUVEEN SELECT QUALITY MUN FD COM
NR	NEWPARK RES INC COM PAR $.01NEW
NRCIA	NATIONAL RESH CORP CL A
NRCIB	NATIONAL RESH CORP CL B
NRE	NORTHSTAR REALTY EUROPE CORP COM
NRF	NORTHSTAR RLTY FIN CORP COM
NRF-A	NORTHSTAR RLTY FIN CORP PFD A 8.75%
NRF-B	NORTHSTAR RLTY FIN CORP PFD B 8.25%
NRF-C	NORTHSTAR RLTY FIN CORP PFD SER C %
NRF-D	NORTHSTAR REALTY FINANCE CORP PFD-D
NRF-E	NORTHSTAR RLTY FIN CORP PFD SER E %
NRG	NRG ENERGY INC COM NEW
NRIM	NORTHRIM BANCORP INC COM
NRK	NUVEEN NY AMT FREE MUN INCOME COM
NRO	NEUBERGER BERMAN RE ES SEC FD COM
NRP	NATURAL RESOURCE PARTNERS L P COM UNIT LTD PAR
NRT	NORTH EUROPEAN OIL RTY TR SH BEN INT
NRZ	NEW RESIDENTIAL INVT CORP COM NEW

NS	NUSTAR ENERGY LP UNIT COM
NSA	NATIONAL STORAGE AFFILIATES TR COM SHS BEN IN
NSAM	NORTHSTAR ASSET MGMT GROUP INC COM
NSAT	NORSAT INTL INC NEW COM NEW
NSC	NORFOLK SOUTHERN CORP COM
NSEC	NATIONAL SEC GROUP INC COM
NSH	NUSTAR GP HOLDINGS LLC UNIT RESTG LLC
NSIT	INSIGHT ENTERPRISES INC COM
NSL	NUVEEN SR INCOME FD COM
NSM	NATIONSTAR MTG HLDGS INC COM
NSP	INSPERITY INC COM
NSPH	NANOSPHERE INC COM NEW
NSPR	INSPIREMD INC COM
NSR	NEUSTAR INC CL A
NSS	NUSTAR LOGISTICS L P SB NT FX/FL 43
NSSC	NAPCO SEC TECHNOLOGIES INC COM
NSTG	NANOSTRING TECHNOLOGIES INC COM
NSU	NEVSUN RES LTD COM
NSYS	NORTECH SYS INC COM
NTAP	NETAPP INC COM
NTC	NUVEEN CONN PREM INCOME MUN FD COM
NTCT	NETSCOUT SYS INC COM
NTEC	INTEC PHARMA LTD JERUSALEM SHS
NTES	NETEASE INC SPONSORED ADR
NTG	TORTOISE MLP FD INC COM
NTGR	NETGEAR INC COM
NTIC	NORTHERN TECH INTL CORP COM
NTIP	NETWORK 1 TECHNOLOGIES INC COM
NTK	NORTEK INC COM NEW
NTL	NORTEL INVERSORA S A SPON ADR PFD B
NTLA	INTELLIA THERAPEUTICS INC COM
NTN	NTN BUZZTIME INC COM PAR
NTP	NAM TAI PPTY INC SHS
NTRA	NATERA INC COM
NTRI	NUTRI SYS INC NEW COM
NTRS	NORTHERN TR CORP COM
NTRSP	NORTHERN TR CORP DEP SHS RP PFD C
NTT	NIPPON TELEG & TEL CORP SPONSORED ADR
NTWK	NETSOL TECHNOLOGIES INC COM PAR $.001
NTX	NUVEEN TEX QUALITY INCOME MUN COM
NTZ	NATUZZI S P A ADR
NUAN	NUANCE COMMUNICATIONS INC COM
NUE	NUCOR CORP COM
NUGT	DIREXION SHS ETF TR DAILY GOLD MINER
NUM	NUVEEN MICH QUALITY INCOME MUN COM
NUO	NUVEEN OHIO QUALITY INCOME MUN COM
NURO	NEUROMETRIX INC COM PAR NEW

NUROW	NEUROMETRIX INC WT EXP 052920
NUS	NU SKIN ENTERPRISES INC CL A
NUTR	NUTRACEUTICAL INTL CORP COM
NUV	NUVEEN MUN VALUE FD INC COM
NUVA	NUVASIVE INC COM
NUW	NUVEEN AMT-FREE MUN VALUE FD COM
NVAX	NOVAVAX INC COM
NVCN	NEOVASC INC COM
NVCR	NOVOCURE LTD ORD SHS
NVDA	NVIDIA CORP COM
NVDQ	NOVADAQ TECHNOLOGIES INC COM
NVEC	NVE CORP COM NEW
NVEE	NV5 GLOBAL INC COM
NVET	NEXVET BIOPHARMA PUB LTD CO ORD SHS
NVFY	NOVA LIFESTYLE INC COM
NVG	NUVEEN ENHANCED AMT FREE MUNI COM
NVGN	NOVOGEN LIMITED SPON ADR 1:25 SH
NVGS	NAVIGATOR HOLDINGS LTD SHS
NVIV	INVIVO THERAPEUTICS HLDGS CORP COM NEW
NVLS	NIVALIS THERAPEUTICS INC COM
NVMI	NOVA MEASURING INSTRUMENTS LTD COM
NVO	NOVO-NORDISK A S ADR
NVR	NVR INC COM
NVRO	NEVRO CORP COM
NVS	NOVARTIS A G SPONSORED ADR
NVTA	INVITAE CORP COM
NVTR	NUVECTRA CORP COM
NVX	NUVEEN CA DIV ADVANTG MUN FD 2 COM
NW-C	NATIONAL WESTMINSTER BK PLC SPON ADR C
NWBI	NORTHWEST BANCSHARES INC MD COM
NWBO	NORTHWEST BIOTHERAPEUTICS INC COM PAR $0.001
NWBOW	NORTHWEST BIOTHERAPEUTICS INC WT EXP 121217
NWE	NORTHWESTERN CORP COM NEW
NWFL	NORWOOD FINANCIAL CORP COM
NWHM	NEW HOME CO INC COM
NWL	NEWELL BRANDS INC COM
NWLI	NATIONAL WESTN LIFE GROUP INC CL A
NWN	NORTHWEST NAT GAS CO COM
NWPX	NORTHWEST PIPE CO COM
NWS	NEWS CORP NEW CL B
NWSA	NEWS CORP NEW CL A
NWY	NEW YORK & CO INC COM
NX	QUANEX BUILDING PRODUCTS CORP COM
NXC	NUVEEN CA SELECT TAX FREE PRTF SH BEN INT
NXEO	NEXEO SOLUTIONS INC COM SHS
NXEOU	NEXEO SOLUTIONS INC UNIT 1 COM 1 WT
NXEOW	NEXEO SOLUTIONS INC WT EXP 060921

NXJ	NUVEEN NJ DIV ADVANTAGE MUN FD COM
NXN	NUVEEN NY SELECT TAX FREE PRTF SH BEN INT
NXP	NUVEEN SELECT TAX FREE INCM PT SH BEN INT
NXPI	NXP SEMICONDUCTORS N V COM
NXQ	NUVEEN SELECT TAX FREE INCM PT SH BEN INT
NXR	NUVEEN SELECT TAX FREE INCM 3 SH BEN INT
NXRT	NEXPOINT RESIDENTIAL TR INC COM
NXST	NEXSTAR BROADCASTING GROUP INC CL A
NXTD	NXT ID INC COM
NXTDW	NXT ID INC WT EXP 020919
NXTM	NXSTAGE MEDICAL INC COM
NYCB	NEW YORK CMNTY BANCORP INC COM
NYCB-U	NEW YORK CMNTY CAP TR V BONUSES UNIT
NYF	ISHARES TR NEW YORK MUN ETF
NYH	EATON VANCE N Y MUN BD FD II COM
NYLD	NRG YIELD INC CL C
NYLD.A	NRG YIELD INC CL A NEW
NYMT	NEW YORK MTG TR INC COM PAR $.02
NYMTO	NEW YORK MTG TR INC PFD-C CONV
NYMTP	NEW YORK MTG TR INC RED PFD B 7.75%
NYMX	NYMOX PHARMACEUTICAL CORP COM
NYNY	EMPIRE RESORTS INC COM PAR $0 01
NYRT	NEW YORK REIT INC COM
NYT	NEW YORK TIMES CO CL A
NYV	NUVEEN NEW YORK MUN VALUE FD 2 COM
NZF	NUVEEN ENHANCED MUN CREDIT OPP COM SH BEN INT
NZH	NUVEEN CA DIV ADV MUNI FD 3 COM SH BEN INT
O	REALTY INCOME CORP COM
O-F	REALTY INCOME CORP MONTHY INCOME F
OA	ORBITAL ATK INC COM
OACQ	ORIGO ACQUISITION CORP SHS
OACQR	ORIGO ACQUISITION CORP RT
OACQU	ORIGO ACQUISITION CORP UT 1 COM 1 WT RT
OACQW	ORIGO ACQUISITION CORP WT EXP 121721
OAK	OAKTREE CAP GROUP LLC UNIT CL A
OAKS	FIVE OAKS INVT CORP COM
OAKS-A	FIVE OAKS INVT CORP RED PFD SER A
OAPH	FQF TR O SHS ASIA PAC
OAS	OASIS PETE INC NEW COM
OASI	FQF TR O SHARES ASIA
OASM	OASMIA PHARMACEUTICAL AB ADR
OB	ONEBEACON INSURANCE GROUP LTD CL A
OBAS	OPTIBASE LTD SHS NEW NIS0.13
OBCI	OCEAN BIO CHEM INC COM
OC	OWENS CORNING NEW COM
OCC	OPTICAL CABLE CORP COM NEW
OCFC	OCEANFIRST FINL CORP COM

OCIP	OCI PARTNERS LP COM UNIT REP LP
OCLR	OCLARO INC COM NEW
OCLS	OCULUS INNOVATIVE SCIENCES INC COM PAR
OCLSW	OCULUS INNOVATIVE SCIENCES INC WT EXP 012120
OCN	OCWEN FINL CORP COM NEW
OCRX	OCERA THERAPEUTICS INC COM
OCUL	OCULAR THERAPEUTIX INC COM
OCX	ONCOCYTE CORPORATION COM
ODC	OIL DRI CORP AMER COM
ODFL	OLD DOMINION FGHT LINES INC COM
ODP	OFFICE DEPOT INC COM
OEC	ORION ENGINEERED CARBONS S A COM
OEF	ISHARES TR S&P 100 ETF
OESX	ORION ENERGY SYSTEMS INC COM
OEUH	FQF TR O SHARES EUROP
OEUR	FQF TR O SHS FTSE EUR
OFC	CORPORATE OFFICE PPTYS TR SH BEN INT
OFC-L	CORPORATE OFFICE PPTYS TR PFD SER L
OFED	OCONEE FED FINL CORP COM
OFG	OFG BANCORP COM
OFG-A	OFG BANCORP PFD A 7.125%
OFG-B	OFG BANCORP PFD SER B 7.0%
OFG-D	OFG BANCORP PERP PFD-D
OFIX	ORTHOFIX INTL N V COM
OFLX	OMEGA FLEX INC COM
OFS	OFS CAP CORP COM
OGCP	EMPIRE ST RLTY OP L P UNIT LTD PRT 60
OGE	OGE ENERGY CORP COM
OGEN	ORAGENICS INC COM NEW
OGS	ONE GAS INC COM
OGXI	ONCOGENEX PHARMACEUTICALS INC COM
OHAI	OHA INVT CORP COM
OHGI	ONE HORIZON GROUP INC COM NEW
OHI	OMEGA HEALTHCARE INVS INC COM
OHRP	OHR PHARMACEUTICAL INC COM NEW
OI	OWENS ILL INC COM NEW
OIA	INVESCO MUNI INCOME OPP TRST COM
OIBR.C	OI S A SPONSORED ADR NE
OIH	VANECK VECTORS ETF TR OIL SVCS ETF
OII	OCEANEERING INTL INC COM
OIIL	CREDIT SUISSE AG NASSAU BRH NT BCOMCL 36
OIIM	O2MICRO INTERNATIONAL LTD SPONS ADR
OIL	BARCLAYS BK PLC IPSP CROIL ETN
OILX	UBS AG LONDON BRH SER B LKD 46
OIS	OIL STS INTL INC COM
OKE	ONEOK INC NEW COM
OKS	ONEOK PARTNERS LP UNIT LTD PARTN

OKSB	SOUTHWEST BANCORP INC OKLA COM
OLBK	OLD LINE BANCSHARES INC COM
OLD	JANUS DETROIT STR TR LONG TERM CARE
OLED	UNIVERSAL DISPLAY CORP COM
OLEM	BARCLAYS BK PLC IPTH CRUDE OIL
OLLI	OLLIES BARGAIN OUTLT HLDGS INC COM
OLN	OLIN CORP COM PAR $1
OLO	DEUTSCHE BK AG LONDON BRH DB CRUDE OIL LNG
OLP	ONE LIBERTY PPTYS INC COM
OMAB	GRUPO AEROPORTUARIO CTR NORTE SPON ADR
OMAM	OM ASSET MGMT PLC SHS
OMC	OMNICOM GROUP INC COM
OMCL	OMNICELL INC COM
OME	OMEGA PROTEIN CORP COM
OMED	ONCOMED PHARMACEUTICALS INC COM
OMER	OMEROS CORP COM
OMEX	ODYSSEY MARINE EXPLORATION INC COM NEW
OMF	ONEMAIN HLDGS INC COM
OMI	OWENS & MINOR INC NEW COM
OMN	OMNOVA SOLUTIONS INC COM
ON	ON SEMICONDUCTOR CORP COM
ONB	OLD NATL BANCORP IND COM
ONCE	SPARK THERAPEUTICS INC COM
ONCS	ONCOSEC MED INC COM NEW
ONDK	ON DECK CAP INC COM
ONE	HIGHER ONE HLDGS INC COM
ONEK	SPDR SERIES TRUST RUSSELL 1000 ETF
ONEO	SPDR SER TR RUSSELL MOMENTUM
ONEQ	FIDELITY COMWLTH TR NDQ CP IDX TRK
ONEV	SPDR SER TR RUSSELL LOW VOL
ONEY	SPDR SER TR RUSSELL YIELD
ONG	BARCLAYS BK PLC IPTH ENRGY ETN
ONP	ORIENT PAPER INC COM NEW
ONS	ONCOBIOLOGICS INC COM
ONSIW	ONCOBIOLOGICS INC WT EXP 021817
ONSIZ	ONCOBIOLOGICS INC WT EXP 051818
ONTX	ONCONOVA THERAPEUTICS INC COM NEW
ONVI	ONVIA INC COM NEW
ONVO	ORGANOVO HLDGS INC COM
OOMA	OOMA INC COM
OPB	OPUS BK IRVINE CALIF COM
OPD	CLAYMORE EXCHANGE TRD FD TR GUGGENHEIM LRG
OPGN	OPGEN INC COM
OPGNW	OPGEN INC WT EXP 050520
OPHC	OPTIMUMBANK HOLDINGS INC COM
OPHT	OPHTHOTECH CORP COM
OPK	OPKO HEALTH INC COM

OPOF	OLD POINT FINL CORP COM
OPTT	OCEAN PWR TECHNOLOGIES INC COM PAR $
OPXA	OPEXA THERAPEUTICS INC COM PAR $0.01
OPXAW	OPEXA THERAPEUTICS INC WT EXP 031318
OPY	OPPENHEIMER HLDGS INC CL A NON VTG
ORA	ORMAT TECHNOLOGIES INC COM
ORAN	ORANGE SPONSORED ADR
ORBC	ORBCOMM INC COM
ORBK	ORBOTECH LTD ORD
ORC	ORCHID IS CAP INC COM
ORCL	ORACLE CORP COM
OREX	OREXIGEN THERAPEUTICS INC COM
ORG	JANUS DETROIT STR TR ORGANICS ETF
ORI	OLD REP INTL CORP COM
ORIG	OCEAN RIG UDW INC SHS
ORIT	ORITANI FINL CORP DEL COM
ORLY	O REILLY AUTOMOTIVE INC NEW COM
ORM	OWENS RLTY MTG INC COM
ORMP	ORAMED PHARM INC COM NEW
ORN	ORION GROUP HOLDINGS INC COM
ORPN	BIO BLAST PHARMA LTD SHS
ORRF	ORRSTOWN FINL SVCS INC COM
OSB	NORBORD INC COM NEW
OSBC	OLD SECOND BANCORP INC ILL COM
OSBCP	OLD SECOND CAP TR I PFD TR SEC
OSG	OVERSEAS SHIPHOLDING GROUP INC CL A NEW
OSHC	OCEAN SHORE HLDG CO NEW COM
OSIR	OSIRIS THERAPEUTICS INC NEW COM
OSIS	OSI SYSTEMS INC COM
OSK	OSHKOSH CORP COM
OSM	SLM CORP NT LKD FLT RT
OSN	OSSEN INNOVATION CO LTD SPONSORED ADR
OSTK	OVERSTOCK COM INC DEL COM
OSUR	ORASURE TECHNOLOGIES INC COM
OTEL	OTELCO INC CL A NEW
OTEX	OPEN TEXT CORP COM
OTIC	OTONOMY INC COM
OTIV	ON TRACK INNOVATION LTD SHS
OTTR	OTTER TAIL CORP COM
OUNZ	VANECK MERK GOLD TRUST GOLD TRUST
OUSA	FQF TR OSHARS FTSE US
OUT	OUTFRONT MEDIA INC COM
OUTR	OUTERWALL INC COM
OVAS	OVASCIENCE INC COM
OVBC	OHIO VY BANC CORP COM
OVLC	CLAYMORE EXCHANGE TRD FD TR 2 GUGGENHEIM US
OVLY	OAK VALLEY BANCORP OAKDALE CAL COM

OXBR	OXBRIDGE RE HLDGS LTD SHS
OXBRW	OXBRIDGE RE HLDGS LTD WT EXP 032619
OXFD	OXFORD IMMUNOTEC GLOBAL PLC ORD SHS
OXLC	OXFORD LANE CAP CORP COM
OXLCN	OXFORD LANE CAP CORP LIQUIDAT PREF
OXLCO	OXFORD LANE CAP CORP PFD SHS SER 2023
OXM	OXFORD INDS INC COM
OXY	OCCIDENTAL PETE CORP DEL COM
OZM	OCH ZIFF CAP MGMT GROUP CL A
OZRK	BANK OF THE OZARKS INC COM
P	PANDORA MEDIA INC COM
PAA	PLAINS ALL AMERN PIPELINE L P UNIT LTD PARTN
PAAC	PACIFIC SPL ACQUISITION CORP SHS
PAACR	PACIFIC SPL ACQUISITION CORP RT 20170315
PAACU	PACIFIC SPL ACQUISITION CORP UT 1COM 1RT 1W
PAACW	PACIFIC SPL ACQUISITION CORP WT EXP 102020
PAAS	PAN AMERICAN SILVER CORP COM
PAC	GPO AEROPORTUARIO DEL PAC SAB SPON ADR B
PACB	PACIFIC BIOSCIENCES CALIF INC COM
PACD	PACIFIC DRILLING SA LUXEMBOURG SHS NEW
PACE	PACE HLDGS CORP CL A
PACEU	PACE HLDGS CORP UNT1 CL A 1 WT
PACEW	PACE HLDGS CORP WT EXP 000000
PACW	PACWEST BANCORP DEL COM
PAF	POWERSHARES ETF TR II ASIA PAC EX-JP
PAG	PENSKE AUTOMOTIVE GRP INC COM
PAGG	POWERSHARES ETF TRUST II GLOBL AGRI ETF
PAGP	PLAINS GP HLDGS L P SHS A REP LTPN
PAH	PLATFORM SPECIALTY PRODS CORP COM
PAHC	PHIBRO ANIMAL HEALTH CORP CL A COM
PAI	WESTERN ASSET INCOME FD COM
PAK	GLOBAL X FDS MSCI PAKISTAN
PALL	ETFS PALLADIUM TR SH BEN INT
PAM	PAMPA ENERGIA S A SPONS ADR LVL I
PANL	PANGAEA LOGISTICS SOLUTION LTD SHS
PANW	PALO ALTO NETWORKS INC COM
PAR	PAR TECHNOLOGY CORP COM
PARN	PARNELL PHARMACEUT HLDGS LTD SHS
PARR	PAR PACIFIC HOLDINGS INC COM NEW
PATI	PATRIOT TRANSN HLDG INC COM
PATK	PATRICK INDS INC COM
PAVMU	PAVMED INC UNIT EX 050122
PAY	VERIFONE SYS INC COM
PAYC	PAYCOM SOFTWARE INC COM
PAYX	PAYCHEX INC COM
PB	PROSPERITY BANCSHARES INC COM
PBA	PEMBINA PIPELINE CORP COM

PBB	PROSPECT CAPITAL CORPORATION NT 061524
PBBI	PB BANCORP INC COM
PBCT	PEOPLES UNITED FINANCIAL INC COM
PBD	POWERSHARES ETF TR II GBL CLEAN ENER
PBE	POWERSHARES ETF TRUST DYN BIOT & GEN
PBF	PBF ENERGY INC CL A
PBFX	PBF LOGISTICS LP UNIT LTD PTNR
PBH	PRESTIGE BRANDS HLDGS INC COM
PBHC	PATHFINDER BANCORP INC MD COM
PBI	PITNEY BOWES INC COM
PBI-B	PITNEY BOWES INC NT 43
PBIB	PORTER BANCORP INC COM
PBIP	PRUDENTIAL BANCORP INC NEW COM
PBJ	POWERSHARES ETF TRUST DYN FD & BEV
PBMD	PRIMA BIOMED LTD SPON ADR LVL II
PBNC	PARAGON COML CORP COM NEW
PBP	POWERSHARES GLOBAL ETF FD S&P 500 BUYWRT
PBPB	POTBELLY CORP COM
PBR	PETROLEO BRASILEIRO SA PETROBR SPONSORED ADR
PBR.A	PETROLEO BRASILEIRO SA PETROBR SP ADR NON VTG
PBS	POWERSHARES ETF TRUST DYN MEDIA PORT
PBSK	POAGE BANKSHARES INC COM
PBT	PERMIAN BASIN RTY TR UNIT BEN INT
PBW	POWERSHARES ETF TRUST WNDRHLL CLN EN
PBYI	PUMA BIOTECHNOLOGY INC COM
PCAR	PACCAR INC COM
PCBK	PACIFIC CONTINENTAL CORP COM
PCCC	P C CONNECTION COM
PCEF	POWERSHARES ETF TRUST II CEF INC COMPST
PCF	PUTMAN HIGH INCOME SEC FUND SHS BEN INT
PCG	PG&E CORP COM
PCG-A	PACIFIC GAS & ELEC CO PFD 1ST 6%
PCG-B	PACIFIC GAS & ELEC CO PFD 1ST 5.50%
PCG-C	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-D	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-E	PACIFIC GAS & ELEC CO PFD 1 SER A 5%
PCG-G	PACIFIC GAS & ELEC CO PFD 1ST 4.80%
PCG-H	PACIFIC GAS & ELEC CO PFD 1ST 4.50%
PCG-I	PACIFIC GAS & ELEC CO PFD 1ST 4.36%
PCH	POTLATCH CORP NEW COM
PCI	PIMCO DYNAMIC CR INCOME FD COM SHS
PCK	PIMCO CALIF MUN INCOME FD II COM
PCLN	PRICELINE GRP INC COM NEW
PCM	PCM FUND INC COM
PCMI	PCM INC COM
PCN	PIMCO CORPORATE INCOME STRATEG COM
PCO	PENDRELL CORP COM

PCOM	POINTS INTL LTD COM NEW
PCQ	PIMCO CA MUNICIPAL INCOME FD COM
PCRX	PACIRA PHARMACEUTICALS INC COM
PCTI	PC-TEL INC COM
PCTY	PAYLOCITY HLDG CORP COM
PCY	POWERSHARES ETF TR II SOVEREIGN DEBT
PCYG	PARK CITY GROUP INC COM NEW
PCYO	PURECYCLE CORP COM NEW
PDBC	POWERSHARES ACT MANG COMM FD DB OPT YLD DIV
PDCE	PDC ENERGY INC COM
PDCO	PATTERSON COMPANIES INC COM
PDEX	PRO-DEX INC COLO COM NEW
PDFS	PDF SOLUTIONS INC COM
PDI	PIMCO DYNAMIC INCOME FD SHS
PDLI	PDL BIOPHARMA INC COM
PDM	PIEDMONT OFFICE REALTY TR INC COM CL A
PDN	POWERSHARES ETF TR II EX US SML PORT
PDP	POWERSHARES ETF TRUST DWA MOMENTUM PTF
PDS	PRECISION DRILLING CORP COM 2010
PDT	HANCOCK JOHN PREMUIM DIV FD COM SH BEN INT
PDVW	PDVWIRELESS INC COM
PE	PARSLEY ENERGY INC CL A
PEB	PEBBLEBROOK HOTEL TR COM
PEB-B	PEBBLEBROOK HOTEL TR PFD SER B
PEB-C	PEBBLEBROOK HOTEL TR PFD SER C 6.50%
PEB-D	PEBBLEBROOK HOTEL TR PFD SHS SER D
PEBK	PEOPLES BANCORP N C INC COM
PEBO	PEOPLES BANCORP INC COM
PED	PEDEVCO CORP COM NEW
PEG	PUBLIC SVC ENTERPRISE GROUP COM
PEGA	PEGASYSTEMS INC COM
PEGI	PATTERN ENERGY GROUP INC CL A
PEI	PENNSYLVANIA RL ESTATE INVT TR SH BEN INT
PEI-A	PENNSYLVANIA RL ESTATE INVT TR 8.25% PFD CL A
PEI-B	PENNSYLVANIA RL ESTATE INVT TR CUM RED PERP PFD
PEIX	PACIFIC ETHANOL INC COM PAR $.001
PEJ	POWERSHARES ETF TRUST DYN LSR & ENT
PEK	VANECK VECTORS ETF TR CHINAAMC CSI 300
PEN	PENUMBRA INC COM
PENN	PENN NATL GAMING INC COM
PEO	ADAM NAT RES FD INC COM
PEP	PEPSICO INC COM
PER	SANDRIDGE PERMIAN TR COM UNIT BEN INT
PERF	PERFUMANIA HLDGS INC COM NEW
PERI	PERION NETWORK LTD SHS
PERM	GLOBAL X FDS GLB X PERMETF
PERY	ELLIS PERRY INTL INC COM

PES	PIONEER ENERGY SVCS CORP COM
PESI	PERMA-FIX ENVIRONMENTAL SVCS COM NEW
PETS	PETMED EXPRESS INC COM
PETX	ARATANA THERAPEUTICS INC COM
PEY	POWERSHARES ETF TRUST HI YLD EQ DVDN
PEZ	POWERSHARES ETF TRUST CON DISCRE SEC
PF	PINNACLE FOODS INC DEL COM
PFBC	PREFERRED BK LOS ANGELES CA COM NEW
PFBI	PREMIER FINL BANCORP INC COM
PFBX	PEOPLES FINL CORP MISS COM
PFD	FLAHERTY & CRUMRINE PFD INC FD COM
PFE	PFIZER INC COM
PFF	ISHARES TR U.S. PFD STK ETF
PFG	PRINCIPAL FINL GROUP INC COM
PFGC	PERFORMANCE FOOD GROUP CO COM
PFH	CABCO TR FOR J C PENNEY DEBS CTF TR 7.625%
PFI	POWERSHARES ETF TRUST FINL SECT PORT
PFIE	PROFIRE ENERGY INC COM
PFIG	POWERSHARES ETF TR II FND INV GR CP
PFIN	P & F INDS INC CL A NEW
PFIS	PEOPLES FINL SVCS CORP COM
PFK	PRUDENTIAL FINL INC NT FLT RETL 18
PFL	PIMCO INCOME STRATEGY FUND COM
PFLT	PENNANTPARK FLOATING RATE CAP COM
PFM	POWERSHARES ETF TRUST DIV ACHV PRTF
PFMT	PERFORMANT FINL CORP COM
PFN	PIMCO INCOME STRATEGY FUND II COM
PFNX	PFENEX INC COM
PFO	FLAHERTY & CRUMRINE PFD INC OP COM
PFPT	PROOFPOINT INC COM
PFS	PROVIDENT FINL SVCS INC COM
PFSI	PENNYMAC FINL SVCS INC CL A
PFSW	PFSWEB INC COM NEW
PFXF	VANECK VECTORS ETF TR PFD SECS EX FINL
PG	PROCTER & GAMBLE CO COM
PGAL	GLOBAL X FDS GLB X FTSE PT 20
PGC	PEAPACK-GLADSTONE FINL CORP COM
PGD	BARCLAYS BANK PLC IPATH AS GLF CUR
PGEM	PLY GEM HLDGS INC COM
PGF	POWERSHARES ETF TRUST FINL PFD PTFL
PGH	PENGROWTH ENERGY CORP COM
PGHY	POWERSHARES ETF TRUST II GLBL ST HI YLD
PGJ	POWERSHARES ETF TRUST GOLDEN DRG CHINA
PGLC	PERSHING GOLD CORP COM NEW
PGM	BARCLAYS BANK PLC ETN DJUBSPLATM38
PGND	PRESS GANEY HLDGS INC COM
PGNX	PROGENICS PHARMACEUTICALS INC COM

PGP	PIMCO GLOBAL STOCKSPLS INCM FD COM
PGR	PROGRESSIVE CORP OHIO COM
PGRE	PARAMOUNT GROUP INC COM
PGTI	PGT INC COM
PGX	POWERSHARES ETF TR II PFD PORTFOLIO
PGZ	PRINCIPAL REAL ESTATE INCOME SHS BEN INT
PH	PARKER HANNIFIN CORP COM
PHB	POWERSHARES ETF TR II FDM HG YLD RAFI
PHD	PIONEER FLOATING RATE TR COM
PHDG	POWERSHARES ACTIVE MNG ETF TR S&P500 DWNHDGE
PHF	PACHOLDER HIGH YIELD FD INC COM
PHG	KONINKLIJKE PHILIPS N V NY REG SH NEW
PHH	PHH CORP COM NEW
PHI	PHILIPPINE LONG DISTANCE TEL SPONSORED ADR
PHII	PHI INC COM VTG
PHIIK	PHI INC COM NON VTG
PHK	PIMCO HIGH INCOME FD COM SHS
PHM	PULTE GROUP INC COM
PHMD	PHOTOMEDEX INC COM PAR $0.01
PHO	POWERSHARES ETF TRUST WATER RESOURCE
PHT	PIONEER HIGH INCOME TR COM
PHX	PANHANDLE OIL AND GAS INC CL A
PHYS	SPROTT PHYSICAL GOLD TRUST UNIT
PICB	POWERSHARES ETF TRUST II INTL CORP BOND
PICK	ISHARES GL MET&MINPR ETF
PICO	PICO HLDGS INC COM NEW
PID	POWERSHARES ETF TRUST INTL DIV ACHV
PIE	POWERSHARES ETF TRUST II DWA EMKT MOM PTF
PIH	1347 PPTY INS HLDGS INC COM
PII	POLARIS INDS INC COM
PILL	DIREXION SHS ETF TR DAILY MED BULL
PILS	DIREXION SHS ETF TR DAILY MED BEAR
PIM	PUTNAM MASTER INTER INCOME TR SH BEN INT
PIN	POWERSHARES INDIA ETF TR INDIA PORT
PINC	PREMIER INC CL A
PIO	POWERSHARES ETF TR II GBL WTR PORT
PIP	PHARMATHENE INC COM
PIR	PIER 1 IMPORTS INC COM
PIRS	PIERIS PHARMACEUTICALS INC COM
PIY	PREFERRED PLUS TR CZN-1 TR CTF
PIZ	POWERSHARES ETF TRUST II DWA DEVMKTMOM PT
PJC	PIPER JAFFRAY COS COM
PJH	PRUDENTIAL FINL INC JR SUB NT 52
PJP	POWERSHARES ETF TRUST DYN PHRMA PORT
PJS	PREFERRED PLUS TR FAR-1 7.55%28
PJT	PJT PARTNERS INC COM CL A
PKB	POWERSHARES ETF TRUST DYN BLDG CNSTR

PKBK	PARKE BANCORP INC COM
PKD	PARKER DRILLING CO COM
PKE	PARK ELECTROCHEMICAL CORP COM
PKG	PACKAGING CORP AMER COM
PKI	PERKINELMER INC COM
PKO	PIMCO INCOME OPPORTUNITY FD COM
PKOH	PARK OHIO HLDGS CORP COM
PKW	POWERSHARES ETF TRUST DYNA BUYBK ACH
PKX	POSCO SPONSORED ADR
PKY	PARKWAY PPTYS INC COM
PL-C	PROTECTIVE LIFE CORP SUB DEB 42
PL-E	PROTECTIVE LIFE CORP SUB DEB 42
PLAB	PHOTRONICS INC COM
PLAY	DAVE & BUSTERS ENTMT INC COM
PLBC	PLUMAS BANCORP COM
PLCE	CHILDRENS PL INC COM
PLCM	POLYCOM INC COM
PLD	PROLOGIS INC COM
PLG	PLATINUM GROUP METALS LTD COM
PLKI	POPEYES LA KITCHEN INC COM
PLM	POLYMET MINING CORP COM
PLND	VANECK VECTORS ETF TR POLAND ETF
PLNT	PLANET FITNESS INC CL A
PLOW	DOUGLAS DYNAMICS INC COM
PLPC	PREFORMED LINE PRODS CO COM
PLPM	PLANET PAYMENT INC SHS
PLSE	PULSE BIOSCIENCES INC COM
PLT	PLANTRONICS INC NEW COM
PLUG	PLUG POWER INC COM NEW
PLUS	EPLUS INC COM
PLW	POWERSHARES ETF TR II I-30 LAD TREAS
PLX	PROTALIX BIOTHERAPEUTICS INC COM
PLXS	PLEXUS CORP COM
PM	PHILIP MORRIS INTL INC COM
PMBC	PACIFIC MERCANTILE BANCORP COM
PMC	PHARMERICA CORP COM
PMD	PSYCHEMEDICS CORP COM NEW
PME	PINGTAN MARINE ENTERPRISE LTD SHS
PMF	PIMCO MUNICIPAL INCOME FD COM
PML	PIMCO MUN INCOME FD II COM
PMM	PUTNAM MANAGED MUN INCOM TR COM
PMO	PUTNAM MUN OPPORTUNITIES TR SH BEN INT
PMR	POWERSHARES ETF TRUST DYN RETAIL PTF
PMT	PENNYMAC MTG INVT TR COM
PMTS	CPI CARD GROUP INC COM
PMX	PIMCO MUN INCOME FD III COM
PN	PATRIOT NATL INC COM

PNBK	PATRIOT NATL BANCORP INC COM NEW
PNC	PNC FINL SVCS GROUP INC COM
PNC+	PNC FINL SVCS GROUP INC WT EXP 123118
PNC-P	PNC FINL SVCS GROUP INC DEPOSITARY SHS P
PNC-Q	PNC FINL SVCS GROUP INC DEP REPSTG 1/400
PNF	PIMCO NY MUNICIPAL INCOME FD COM
PNFP	PINNACLE FINL PARTNERS INC COM
PNI	PIMCO NEW YORK MUN FD II COM
PNK	PINNACLE ENTMT INC NEW COM
PNM	PNM RES INC COM
PNNT	PENNANTPARK INVT CORP COM
PNQI	POWERSHARES ETF TRUST NASD INTNT ETF
PNR	PENTAIR PLC SHS
PNRA	PANERA BREAD CO CL A
PNRG	PRIMEENERGY CORP COM
PNTA	PENNANTPARK INVT CORP SR NT 25
PNTR	POINTER TELOCATION LTD SHS
PNW	PINNACLE WEST CAP CORP COM
PNY	PIEDMONT NAT GAS INC COM
PODD	INSULET CORP COM
POL	POLYONE CORP COM
POOL	POOL CORPORATION COM
POPE	POPE RES DEL LTD PARTNERSHIP DEPOSITRY RCPT
POR	PORTLAND GEN ELEC CO COM NEW
POST	POST HLDGS INC COM
POT	POTASH CORP SASK INC COM
POWI	POWER INTEGRATIONS INC COM
POWL	POWELL INDS INC COM
PPA	POWERSHARES ETF TRUST AERSPC DEF PTF
PPBI	PACIFIC PREMIER BANCORP COM
PPC	PILGRIMS PRIDE CORP NEW COM
PPG	PPG INDS INC COM
PPH	VANECK VECTORS ETF TR PHARMACEUTICAL E
PPHM	PEREGRINE PHARMACEUTICALS INC COM NEW
PPHMP	PEREGRINE PHARMACEUTICALS INC PFD SER E
PPL	PPL CORP COM
PPLT	ETFS PLATINUM TR SH BEN INT
PPP	PRIMERO MNG CORP COM
PPR	VOYA PRIME RATE TR SH BEN INT
PPS	POST PPTYS INC COM
PPS-A	POST PPTYS INC PFD A 8.5%
PPSI	PIONEER PWR SOLUTIONS INC COM NEW
PPT	PUTNAM PREMIER INCOME TR SH BEN INT
PPX	PPL CAP FDG INC JR SUB NT-B 73
PQ	PETROQUEST ENERGY INC COM NEW
PRA	PROASSURANCE CORP COM
PRAA	PRA GROUP INC COM

PRAH	PRA HEALTH SCIENCES INC COM
PRAN	PRANA BIOTECHNOLOGY LTD SPON ADR NEW
PRB	VANECK VECTORS ETF TR PRE REFUNDED MUN
PRCP	PERCEPTRON INC COM
PRE-D	PARTNERRE LTD PFD SER D 6.5%
PRE-E	PARTNERRE LTD PFD SER E
PRE-F	PARTNERRE LTD REDPFD SHS SER F
PRE-G	PARTNERRE LTD PFD SER G 6.50%
PRE-H	PARTNERRE LTD PFD SER H 7.25%
PRE-I	PARTNERRE LTD PFD SER I 5.875%
PRF	POWERSHARES ETF TRUST FTSE RAFI 1000
PRFT	PERFICIENT INC COM
PRFZ	POWERSHARES ETF TRUST FTSE US1500 SM
PRGO	PERRIGO CO PLC SHS
PRGS	PROGRESS SOFTWARE CORP COM
PRGX	PRGX GLOBAL INC COM NEW
PRH	PRUDENTIAL FINL INC JR SUB NT 53
PRI	PRIMERICA INC COM
PRIM	PRIMORIS SVCS CORP COM
PRK	PARK NATL CORP COM
PRKR	PARKERVISION INC COM NEW
PRLB	PROTO LABS INC COM
PRME	FIRST TR EXCHANGE TRADED FD IV HEITMAN GLOBAL
PRMW	PRIMO WTR CORP COM
PRN	POWERSHARES ETF TRUST INDL SECT PORT
PRO	PROS HOLDINGS INC COM
PROV	PROVIDENT FINL HLDGS INC COM
PRPH	PROPHASE LABS INC COM
PRQR	PROQR THRAPEUTICS N V SHS EURO
PRSC	PROVIDENCE SVC CORP COM
PRSS	CAFEPRESS INC COM
PRTA	PROTHENA CORP PLC SHS
PRTK	PARATEK PHARMACEUTICALS INC COM
PRTO	PROTEON THERAPEUTICS INC COM
PRTS	U.S. AUTO PARTS NETWORK INC COM
PRTY	PARTY CITY HOLDCO INC COM
PRU	PRUDENTIAL FINL INC COM
PRXL	PAREXEL INTL CORP COM
PRZM	PRISM TECHNOLOGIES GROUP INC COM
PSA	PUBLIC STORAGE COM
PSA-A	PUBLIC STORAGE SHS REPSTG PFD
PSA-B	PUBLIC STORAGE DEP RPST PFD B
PSA-C	PUBLIC STORAGE DEP SHS PFD C
PSA-S	PUBLIC STORAGE DEP SH REPSTG
PSA-T	PUBLIC STORAGE PFD T 1/1000TH
PSA-U	PUBLIC STORAGE DEP SHS PFD-U
PSA-V	PUBLIC STORAGE DEP1/1000THPFD

PSA-W	PUBLIC STORAGE DEPSH1/1000PFD W
PSA-X	PUBLIC STORAGE DEP 1/1000 PFD X
PSA-Y	PUBLIC STORAGE DEP 1/1000 PFD Y
PSA-Z	PUBLIC STORAGE DEP SHS 1/1000 Z
PSAU	POWERSHARES ETF TRUST II GLOB GLD&P ETF
PSB	PS BUSINESS PKS INC CALIF COM
PSB-S	PS BUSINESS PKS INC CALIF DEP SHS PFD S
PSB-T	PS BUSINESS PKS INC CALIF DEP SHS REPSTG 1
PSB-U	PS BUSINESS PKS INC CALIF S R1/1000 PF U
PSB-V	PS BUSINESS PKS INC CALIF DEP1/1000 PFD V
PSCC	POWERSHARES ETF TR II S&P SMCP CONSU
PSCD	POWERSHARES ETF TR II S&P SMCP C DIS
PSCE	POWERSHARES ETF TR II S&P SMCP ENE P
PSCF	POWERSHARES ETF TR II S&P SMCP FIN P
PSCH	POWERSHARES ETF TR II S&P SMCP HC PO
PSCI	POWERSHARES ETF TR II S&P SMCP IND P
PSCM	POWERSHARES ETF TR II S&P SMCP MAT P
PSCT	POWERSHARES ETF TR II S&P SMCP IT PO
PSCU	POWERSHARES ETF TR II S&P SMCP UTI P
PSDV	PSIVIDA CORP COM
PSEC	PROSPECT CAPITAL CORPORATION COM
PSET	PRINCIPAL EXCHANGE TRADED FDS PRIN PRICE IDX
PSF	COHEN & STEERS SLT PFD INCM FD COM
PSG	PERFORMANCE SPORTS GROUP LTD COM
PSI	POWERSHARES ETF TRUST DYN SEMCT PORT
PSIX	POWER SOLUTIONS INTL INC COM NEW
PSJ	POWERSHARES ETF TRUST DYN SFTWR PORT
PSK	SPDR SERIES TRUST WELLS FG PFD ETF
PSL	POWERSHARES ETF TRUST CON STAPLE SEC
PSLV	SPROTT PHYSICAL SILVER TR TR UNIT
PSMT	PRICESMART INC COM
PSO	PEARSON PLC SPONSORED ADR
PSP	POWERSHARES ETF TRUST GBL LSTD PVT EQT
PSQ	PROSHARES TR SHORT QQQ NEW
PSR	POWERSHARES ACTIVE MNG ETF TR US REAL EST FD
PST	PROSHARES TR PSHS ULSHT 7-10Y
PSTB	PARK STERLING CORP COM
PSTG	PURE STORAGE INC CL A
PSTI	PLURISTEM THERAPEUTICS INC COM
PSX	PHILLIPS 66 COM
PSXP	PHILLIPS 66 PARTNERS LP COM UNIT REP INT
PTC	PTC INC COM
PTCT	PTC THERAPEUTICS INC COM
PTEN	PATTERSON UTI ENERGY INC COM
PTF	POWERSHARES ETF TRUST TECH SECT PORT
PTH	POWERSHARES ETF TRUST HLTHCR SEC POR
PTI	PROTEOSTASIS THERAPEUTICS INC COM

PTIE	PAIN THERAPEUTICS INC COM
PTLA	PORTOLA PHARMACEUTICALS INC COM
PTM	UBS AG JERSEY BRH LONG PLATN ETN18
PTN	PALATIN TECHNOLOGIES INC COM PAR $ .01
PTNR	PARTNER COMMUNICATIONS CO LTD ADR
PTR	PETROCHINA CO LTD SPONSORED ADR
PTSI	P A M TRANSN SVCS INC COM
PTX	PERNIX THERAPEUTICS HLDGS INC COM
PTXP	PENNTEX MIDSTREAM PARTNERS LP COM UNIT LTD
PTY	PIMCO CORPORATE & INCOME OPP F COM
PUB	PEOPLES UTAH BANCORP COM
PUI	POWERSHARES ETF TRUST DYN UTIL PORTF
PUK	PRUDENTIAL PLC ADR
PUK-	PRUDENTIAL PLC 6.75% PERP SUB
PUK-A	PRUDENTIAL PLC PER SUB 6.50%
PULM	PULMATRIX INC COM
PUTW	WISDOMTREE TR CBOE S&P 500
PUW	POWERSHARES ETF TRUST WILDERHILL PRO
PVBC	PROVIDENT BANCORP INC COM
PVCT	PROVECTUS BIOPHARMACEUTICALS I COM
PVCT+	PROVECTUS BIOPHARMACEUTICALS I WT EXP 061920
PVG	PRETIUM RES INC COM
PVH	PVH CORP COM
PVI	POWERSHARES ETF TR II WK VRDO TX FR
PVTB	PRIVATEBANCORP INC COM
PVTBP	PRIVATEBANCORP CAP TR IV PFD TR SECS
PVTD	PRIVATEBANCORP INC SUB DEB 42
PW	POWER REIT COM
PW-A	POWER REIT PFD SER A 7.75%
PWB	POWERSHARES ETF TRUST DYNM LRG CP GR
PWC	POWERSHARES ETF TRUST DYNAMIC MKT PT
PWE	PENN WEST PETE LTD NEW COM
PWOD	PENNS WOODS BANCORP INC COM
PWR	QUANTA SVCS INC COM
PWV	POWERSHARES ETF TRUST DYNM LRG CP VL
PWX	PROVIDENCE & WORCESTER RR CO COM
PWZ	POWERSHARES ETF TR II CALI MUNI ETF
PX	PRAXAIR INC COM
PXD	PIONEER NAT RES CO COM
PXE	POWERSHARES ETF TRUST DYN EN EX PROD
PXF	POWERSHARES ETF TR II DEV MKTS EX-US
PXH	POWERSHARES ETF TR II EMER MRKT PORT
PXI	POWERSHARES ETF TRUST ENERGY SEC POR
PXJ	POWERSHARES ETF TRUST DYN OIL SVCS
PXLG	POWERSHARES EXCHANGE TRADED FD RUSSELL 200 GRW
PXLV	POWERSHARES EXCHANGE TRADED FD RUSSELL 200 VAL
PXLW	PIXELWORKS INC COM NEW

PXMG	POWERSHARES ETF TRUST RUSSELL MID GRW
PXMV	POWERSHARES ETF TRUST RUSSELL MID VAL
PXQ	POWERSHARES ETF TRUST DYN NETWKG PRT
PXR	POWERSHARES ETF TR II EMRG MKTS INFR
PXS	PYXIS TANKERS INC COM
PXSG	POWERSHARES ETF TRUST RUSSELL 2000 GRW
PXSV	POWERSHARES ETF TRUST RUSSELL 2000 VAL
PY	PRINCIPAL EXCHANGE TRADED FDS PRIN SHRHLDR
PYDS	PAYMENT DATA SYS INC COM NEW
PYN	PIMCO NEW YORK MUN INCM FD 111 COM
PYPL	PAYPAL HLDGS INC COM
PYS	PPLUS TR RRD-1 CTF CL A
PYT	PPLUS TR GSC 2 CT FL RT
PYZ	POWERSHARES ETF TRUST BASIC MAT SECT
PZA	POWERSHARES ETF TR II INSUR NATL MUN
PZC	PIMCO CALIF MUN INCOME FD III COM
PZD	POWERSHARES ETF TRUST CLEANTECH PORT
PZE	PETROBRAS ARGENTINA S A SPONS ADR
PZG	PARAMOUNT GOLD NEV CORP COM
PZI	POWERSHARES ETF TRUST ZACKS MC PRTFL
PZN	PZENA INVESTMENT MGMT INC CLASS A
PZRX	PHASERX INC COM
PZT	POWERSHARES ETF TR II NY MUNI BD ETF
PZZA	PAPA JOHNS INTL INC COM
Q	QUINTILES TRANSNATIO HLDGS INC COM
QABA	FIRST TR NASDAQ ABA CMNTY BK I UT COM SHS ETF
QADA	QAD INC CL A
QADB	QAD INC CL B
QAI	INDEXIQ ETF TR HEDGE MLTI ETF
QAT	ISHARES TR MSCI QATAR ETF
QAUS	SPDR INDEX SHS FDS MSCI AUST QUAL
QBAK	QUALSTAR CORP COM NEW
QCAN	SPDR INDEX SHS FDS MSCI CDA QUAL
QCLN	FIRST TR EXCHANGE TRADED FD NAS CLNEDG GREEN
QCOM	QUALCOMM INC COM
QCRH	QCR HOLDINGS INC COM
QDEF	FLEXSHARES TR QLT DIV DEF IDX
QDEL	QUIDEL CORP COM
QDEU	SPDR INDEX SHS FDS MSCI GERM QUAL
QDF	FLEXSHARES TR QUALT DIVD IDX
QDYN	FLEXSHARES TR QLT DIVDYN IDX
QED	INDEXIQ ETF TR HDG EVE DRIV
QEFA	SPDR INDEX SHS FDS EAFE QUAL MIX
QEH	ADVISORSHARES TR QAM EQTY HEDGE
QEMM	SPDR INDEX SHS FDS EM QUAL MIX
QEP	QEP RES INC COM
QESP	SPDR INDEX SHS FDS MSCI SPAIN QUA

QGBR	SPDR INDEX SHS FDS MSCI UK QUALMX
QGEN	QIAGEN NV REG SHS
QGTA	INDEXIQ ETF TR IQ LEADERS GTA
QHC	QUORUM HEALTH CORP COM
QID	PROSHARES TR ULTSHRT QQQ
QIHU	QIHOO 360 TECHNOLOGY CO LTD ADS
QINC	FIRST TR EXCHANGE TRADED FD VI RBA QUALIN ETF
QIWI	QIWI PLC SPON ADR REP B
QJPN	SPDR INDEX SHS FDS MSCI JAP QUAL
QKOR	SPDR INDEX SHS FDS STH KOR QUALMX
QLC	FLEXSHARES TR US QUALITY CAP
QLD	PROSHARES TR PSHS ULTRA QQQ
QLGC	QLOGIC CORP COM
QLIK	QLIK TECHNOLOGIES INC COM
QLS	INDEXIQ ETF TR LNG SHT TRACK
QLTA	ISHARES TR A RATE CP BD ETF
QLTI	QLT INC COM
QLYS	QUALYS INC COM
QMEX	SPDR INDEX SHS FDS MEXICO QUAL MX
QMN	INDEXIQ ETF TR IQ HEDGMKT NUT
QNST	QUINSTREET INC COM
QPAC	QUINPARIO ACQUISITION CORP 2 COM
QPACU	QUINPARIO ACQUISITION CORP 2 WT EXP 010123
QPACW	QUINPARIO ACQUISITION CORP 2 WT EXP 010123
QQEW	FIRST TR NAS100 EQ WEIGHTED IX SHS
QQQ	POWERSHARES QQQ TRUST UNIT SER 1
QQQC	GLOBAL X FDS NASDQ CHINA TECH
QQQE	DIREXION SHS ETF TR NAS100 EQL WGT
QQQX	NUVEEN NASDAQ 100 DYNAMIC OVER COM SHS
QQXT	FIRST TR EXCHANGE TRADED FD NASDAQ 100 EX
QRHC	QUEST RESOURCE HLDG CORP COM
QRVO	QORVO INC COM
QSII	QUALITY SYS INC COM
QSR	RESTAURANT BRANDS INTL INC COM
QTEC	FIRST TR NASDAQ100 TECH INDEX SHS
QTM	QUANTUM CORP COM DSSG
QTNT	QUOTIENT LTD SHS
QTS	QTS RLTY TR INC COM CL A
QTWN	SPDR INDEX SHS FDS TAIWAN QUAL MX
QTWO	Q2 HLDGS INC COM
QUAD	QUAD / GRAPHICS INC COM CL A
QUAL	ISHARES TR USA QUALITY FCTR
QUIK	QUICKLOGIC CORP COM
QUMU	QUMU CORP COM
QUNR	QUNAR CAYMAN IS LTD SPNS ADR CL B
QUOT	QUOTIENT TECHNOLOGY INC COM
QURE	UNIQURE NV SHS

QUS	SPDR SER TR MSCI USA QUAL
QVCA	LIBERTY INTERACTIVE CORP QVC GP COM SER A
QVCB	LIBERTY INTERACTIVE CORP QVC GP COM SER B
QVM	ARROW INVTS TR QVM EQT FACTOR
QWLD	SPDR INDEX SHS FDS WRLD QUAL MIX
QYLD	RECON CAP SER TR 100 COVERED ETF
R	RYDER SYS INC COM
RACE	FERRARI N V COM
RAD	RITE AID CORP COM
RADA	RADA ELECTR INDS LTD SHS NEW
RAI	REYNOLDS AMERICAN INC COM
RAIL	FREIGHTCAR AMER INC COM
RALS	PROSHARES TR RAFI LG SHT FD
RAND	RAND CAP CORP COM
RARE	ULTRAGENYX PHARMACEUTICAL INC COM
RAS	RAIT FINANCIAL TRUST COM NEW
RAS-A	RAIT FINANCIAL TRUST PFD A 7.75%
RAS-B	RAIT FINANCIAL TRUST PFD B 8.375%
RAS-C	RAIT FINANCIAL TRUST PFD SBI SER C
RATE	BANKRATE INC DEL COM
RAVE	RAVE RESTAURANT GROUP INC COM
RAVI	FLEXSHARES TR READY ACC VARI
RAVN	RAVEN INDS INC COM
RAX	RACKSPACE HOSTING INC COM
RBA	RITCHIE BROS AUCTIONEERS COM
RBC	REGAL BELOIT CORP COM
RBCAA	REPUBLIC BANCORP KY CL A
RBCN	RUBICON TECHNOLOGY INC COM
RBL	SPDR INDEX SHS FDS S&P RUSSIA ETF
RBPAA	ROYAL BANCSHARES PA INC CL A
RBS	ROYAL BK SCOTLAND GROUP PLC SPONS ADR 2 ORD
RBS-F	ROYAL BK SCOTLAND GROUP PLC SPON ADR F
RBS-H	ROYAL BK SCOTLAND GROUP PLC SPON ADR SER H
RBS-L	ROYAL BK SCOTLAND GROUP PLC SP ADR L RP PF
RBS-R	ROYAL BK SCOTLAND GROUP PLC ADR PREF SHS R
RBS-S	ROYAL BK SCOTLAND GROUP PLC SP ADR PREF S
RBS-T	ROYAL BK SCOTLAND GROUP PLC SP ADR PREF T
RCD	RYDEX ETF TRUST GUG S&P SC500 EQ
RCG	RENN FD INC COM
RCI	ROGERS COMMUNICATIONS INC CL B
RCII	RENT A CTR INC NEW COM
RCKY	ROCKY BRANDS INC COM
RCL	ROYAL CARIBBEAN CRUISES LTD COM
RCMT	RCM TECHNOLOGIES INC COM NEW
RCON	RECON TECHNOLOGY LTD SHS
RCS	PIMCO STRATEGIC INCOME FD INC COM
RDC	ROWAN COMPANIES PLC SHS CL A

RDCM	RADCOM LTD SHS NEW
RDEN	ELIZABETH ARDEN INC COM
RDHL	REDHILL BIOPHARMA LTD SPONSORED ADS
RDI	READING INTERNATIONAL INC CL A
RDIB	READING INTERNATIONAL INC CL B
RDIV	OPPENHEIMER REV WEIGHTED ETF T ULTRA DIVID REV
RDN	RADIAN GROUP INC COM
RDNT	RADNET INC COM
RDS.A	ROYAL DUTCH SHELL PLC SPONS ADR A
RDS.B	ROYAL DUTCH SHELL PLC SPON ADR B
RDUS	RADIUS HEALTH INC COM NEW
RDVY	FIRST TR EXCHANGE TRADED FD VI FIRST TR NASDAQ
RDWR	RADWARE LTD ORD
RDY	DR REDDYS LABS LTD ADR
RE	EVEREST RE GROUP LTD COM
RECN	RESOURCES CONNECTION INC COM
REED	REEDS INC COM
REET	ISHARES TR GLOBAL REIT ETF
REFR	RESEARCH FRONTIERS INC COM
REG	REGENCY CTRS CORP COM
REG-F	REGENCY CTRS CORP CUM RED PFD SER
REG-G	REGENCY CTRS CORP 6.0% PFD SER 7
REGI	RENEWABLE ENERGY GROUP INC COM NEW
REGN	REGENERON PHARMACEUTICALS COM
REI	RING ENERGY INC COM
REIS	REIS INC COM
REK	PROSHARES TR SHRT RL EST FD
RELL	RICHARDSON ELECTRS LTD COM
RELV	RELIV INTL INC COM
RELX	RELX PLC SPONSORED ADR
RELY	REAL IND INC COM
REM	ISHARES TR MRG RL ES CP ETF
REMX	VANECK VECTORS ETF TR RARE EARTH STRAT
REN	RESOLUTE ENERGY CORP COM NEW
RENN	RENREN INC SPONSORED ADR
RENX	RELX NV SPONSORED ADR
REPH	RECRO PHARMA INC COM
RES	RPC INC COM
RESI	ALTISOURCE RESIDENTIAL CORP CL B
RESN	RESONANT INC COM
RETA	REATA PHARMACEUTICALS INC CL A
RETL	DIREXION SHS ETF TR RETAIL BULL 3X
REV	REVLON INC CL A NEW
REW	PROSHARES TR ULSHRT TECH NEW
REX	REX AMERICAN RESOURCES CORP COM
REXI	RESOURCE AMERICA INC CL A
REXR	REXFORD INDL RLTY INC COM

REXX	REX ENERGY CORPORATION COM
REZ	ISHARES TR RESID RL EST CAP
RF	REGIONS FINL CORP NEW COM
RF-A	REGIONS FINL CORP NEW DEPSHS1/40PF A
RF-B	REGIONS FINL CORP NEW DEP SHS PFD B
RFAP	FIRST TR EXCH TRADED FD III RIVRFRNT DY ASIA
RFCI	ALPS ETF TR RIVERFRONT DYM
RFDA	ALPS ETF TR RIVERFRNT DYMC
RFDI	FIRST TR EXCH TRADED FD III RIVRFRNT DYN DEV
RFEM	FIRST TR EXCH TRADED FD III RIVR FRNT DYN
RFEU	FIRST TR EXCH TRADED FD III RIVRFRNT DYN EUR
RFFC	ALPS ETF TR RIVERFRNT FLEX
RFG	RYDEX ETF TRUST GUG S&P MC400 PG
RFI	COHEN & STEERS TOTAL RETURN FD COM
RFIL	RF INDS LTD COM PAR $0.01
RFP	RESOLUTE FST PRODS INC COM
RFT	RAIT FINANCIAL TRUST SR NT 7.625%24
RFTA	RAIT FINANCIAL TRUST SR NT 19
RFUN	ALPS ETF TR RIVERFRONT UNC
RFV	RYDEX ETF TRUST GUG S&P MC400 PV
RGA	REINSURANCE GROUP AMER INC COM NEW
RGC	REGAL ENTMT GROUP CL A
RGCO	RGC RES INC COM
RGEN	REPLIGEN CORP COM
RGI	RYDEX ETF TRUST GUG S&P500 EQ WT
RGLD	ROYAL GOLD INC COM
RGLS	REGULUS THERAPEUTICS INC COM
RGNX	REGENXBIO INC COM
RGR	STURM RUGER & CO INC COM
RGRO	OPPENHEIMER REV WEIGHTED ETF T GBL GRW REF ETF
RGS	REGIS CORP MINN COM
RGSE	REAL GOODS SOLAR INC CL A NEW
RGT	ROYCE GLOBAL VALUE TR INC COM
RH	RESTORATION HARDWARE HLDGS INC COM
RHI	ROBERT HALF INTL INC COM
RHP	RYMAN HOSPITALITY PPTYS INC COM
RHS	RYDEX ETF TRUST GUG S&P500 EWCON
RHT	RED HAT INC COM
RIBT	RICEBRAN TECHNOLOGIES COM NEW
RIBTW	RICEBRAN TECHNOLOGIES WT EXP 121818
RIC	RICHMONT MINES INC COM
RICE	RICE ENERGY INC COM
RICK	RCI HOSPITALITY HLDGS INC COM
RIF	RMR REAL ESTATE INCOME FUND COM
RIG	TRANSOCEAN LTD REG SHS
RIGL	RIGEL PHARMACEUTICALS INC COM NEW
RIGP	TRANSOCEAN PARTNERS LLC COM UNIT RP LT

RIGS	ALPS ETF TR RIVRFRNT STR INC
RILY	B RILEY FINL INC COM
RINF	PROSHARES TR INFLATN EXPECTNS
RING	ISHARES GLB GLD MINR ETF
RIO	RIO TINTO PLC SPONSORED ADR
RISE	ETF MANAGER GROUP COMMODITY TR SIT RISING RTE
RITT	RIT TECHNOLOGIES LTD SHS
RITTW	RIT TECHNOLOGIES LTD WT EXP 120118
RIV	RIVERNORTH OPPRTUNITIES FD INC COM
RJA	SWEDISH EXPT CR CORP ROG AGRI ETN22
RJD	RAYMOND JAMES FINANCIAL INC SR NT 6.9%42
RJF	RAYMOND JAMES FINANCIAL INC COM
RJI	SWEDISH EXPT CR CORP ROG TTL ETN 22
RJN	SWEDISH EXPT CR CORP RG ENRGY ETN22
RJZ	SWEDISH EXPT CR CORP RG METAL ETN22
RKDA	ARCADIA BIOSCIENCES INC COM
RL	RALPH LAUREN CORP CL A
RLGT	RADIANT LOGISTICS INC COM
RLGT-A	RADIANT LOGISTICS INC 9.75% SER A PFD
RLGY	REALOGY HLDGS CORP COM
RLH	RED LION HOTELS CORP COM
RLI	RLI CORP COM
RLJ	RLJ LODGING TR COM
RLJE	RLJ ENTMT INC COM NEW
RLOC	REACHLOCAL INC COM
RLOG	RAND LOGISTICS INC COM
RLY	SSGA ACTIVE ETF TR MULT ASS RLRTN
RLYP	RELYPSA INC COM
RM	REGIONAL MGMT CORP COM
RMAX	RE MAX HLDGS INC CL A
RMBS	RAMBUS INC DEL COM
RMCF	ROCKY MTN CHOCOLATE FACTORY COM
RMD	RESMED INC COM
RMGN	RMG NETWORKS HLDG CORP COM
RMP	RICE MIDSTREAM PARTNERS LP UNIT LTD PARTN
RMR	RMR GROUP INC CL A
RMT	ROYCE MICRO-CAP TR INC COM
RMTI	ROCKWELL MED INC COM
RNET	RIGNET INC COM
RNG	RINGCENTRAL INC CL A
RNN	REXAHN PHARMACEUTICALS INC COM
RNP	COHEN & STEERS REIT & PFD INCM COM
RNR	RENAISSANCERE HOLDINGS LTD COM
RNR-C	RENAISSANCERE HOLDINGS LTD PFD C 6.08%
RNR-E	RENAISSANCERE HOLDINGS LTD PREF SHS SER E
RNST	RENASANT CORP COM
RNVA	RENNOVA HEALTH INC COM

RNVAW	RENNOVA HEALTH INC WT EXP 123020
RNWK	REALNETWORKS INC COM NEW
ROAM	LATTICE STRATEGIES TR EM STRATEGIES
ROBO	EXCHANGE TRADED CONCEPTS TR ROBO GLB ETF
ROCK	GIBRALTAR INDS INC COM
RODI	BARCLAYS BK PLC RTRN DISABILIT
RODM	LATTICE STRATEGIES TR DEV MK X US ST
ROG	ROGERS CORP COM
ROGS	LATTICE STRATEGIES TR GLB SM CP STRA
ROIA	RADIO ONE INC CL A
ROIAK	RADIO ONE INC CL D NON VTG
ROIC	RETAIL OPPORTUNITY INVTS CORP COM
ROK	ROCKWELL AUTOMATION INC COM
ROKA	ROKA BIOSCIENCE INC COM
ROL	ROLLINS INC COM
ROLA	BARCLAYS BK PLC RUSS1000 3X LG
ROLL	RBC BEARINGS INC COM
ROM	PROSHARES TR PSHS ULTRA TECH
ROOF	INDEXIQ ETF TR US RL EST SMCP
ROP	ROPER TECHNOLOGIES INC COM
RORO	SSGA ACTIVE ETF TR SSGA RISK AWAR
ROSG	ROSETTA GENOMICS LTD SHS NEW NIS 0.6
ROST	ROSS STORES INC COM
ROUS	LATTICE STRATEGIES TR US EQT STRAT
ROVI	ROVI CORP COM
ROX	CASTLE BRANDS INC COM
ROYT	PACIFIC COAST OIL TR UNIT BEN INT
RP	REALPAGE INC COM
RPAI	RETAIL PPTYS AMER INC CL A
RPAI-A	RETAIL PPTYS AMER INC PFD SER A 7.00%
RPD	RAPID7 INC COM
RPG	RYDEX ETF TRUST GUG S&P500 PU GR
RPM	RPM INTL INC COM
RPRX	REPROS THERAPEUTICS INC COM NEW
RPT	RAMCO-GERSHENSON PPTYS TR COM SH BEN INT
RPT-D	RAMCO-GERSHENSON PPTYS TR PERP PFD-D CV
RPTP	RAPTOR PHARMACEUTICAL CORP COM
RPV	RYDEX ETF TRUST GUG S&P500 PU VA
RPXC	RPX CORP COM
RQI	COHEN & STEERS QUALITY RLTY FD COM
RRC	RANGE RES CORP COM
RRD	DONNELLEY R R & SONS CO COM
RRF	WISDOMTREE TR GLB RL RETURN
RRGB	RED ROBIN GOURMET BURGERS INC COM
RRM	RR MEDIA LTD SHS
RRMS	ROSE ROCK MIDSTREAM L P COM U REP LTD
RRR	RED ROCK RESORTS INC CL A

RRTS	ROADRUNNER TRNSN SVCS HLDG INC COM
RS	RELIANCE STEEL & ALUMINUM CO COM
RSCO	SPDR SERIES TRUST SM CAP COMPLETE
RSE	ROUSE PPTYS INC COM
RSG	REPUBLIC SVCS INC COM
RSO	RESOURCE CAP CORP COM NEW
RSO-A	RESOURCE CAP CORP PFD-A
RSO-B	RESOURCE CAP CORP PFD SER B 8.25%
RSO-C	RESOURCE CAP CORP PFD SER C
RSP	RYDEX ETF TRUST GUG S&P500 EQ WT
RSPP	RSP PERMIAN INC COM
RST	ROSETTA STONE INC COM
RSTI	ROFIN SINAR TECHNOLOGIES INC COM
RSX	VANECK VECTORS ETF TR RUSSIA ETF
RSXJ	VANECK VECTORS ETF TR RUSSIA SMALL CAP
RSYS	RADISYS CORP COM
RT	RUBY TUESDAY INC COM
RTEC	RUDOLPH TECHNOLOGIES INC COM
RTH	VANECK VECTORS ETF TR RETAIL ETF
RTIX	RTI SURGICAL INC COM
RTK	RENTECH INC COM NEW
RTLA	BARCLAYS BK PLC RUSS2000 3X LG
RTM	RYDEX ETF TRUST GUG S&P500EQWTMA
RTN	RAYTHEON CO COM NEW
RTR	OPPENHEIMER REV WEIGHTED ETF T ADR REV ETF
RTRX	RETROPHIN INC COM
RTTR	RITTER PHARMACEUTICALS INC COM
RUBI	RUBICON PROJ INC COM
RUN	SUNRUN INC COM
RUSHA	RUSH ENTERPRISES INC CL A
RUSHB	RUSH ENTERPRISES INC CL B
RUSL	DIREXION SHS ETF TR DLY RUSSIA BL 3X
RUSS	DIREXION SHS ETF TR DL RUSS BEAR 3X
RUTH	RUTHS HOSPITALITY GROUP INC COM
RVLT	REVOLUTION LIGHTING TECHNOLOGI COM NEW
RVNC	REVANCE THERAPEUTICS INC COM
RVNU	DBX ETF TR INFRSTR REV FD
RVP	RETRACTABLE TECHNOLOGIES INC COM
RVSB	RIVERVIEW BANCORP INC COM
RVT	ROYCE VALUE TR INC COM
RWC	RELM WIRELESS CORP COM
RWJ	OPPENHEIMER REV WEIGHTED ETF T SMALL CAP REV ET
RWK	OPPENHEIMER REV WEIGHTED ETF T MID CAP REV ETF
RWL	OPPENHEIMER REV WEIGHTED ETF T LARGE CAP REV ET
RWLK	REWALK ROBOTICS LTD SHS
RWM	PROSHARES TR SHRT RUSSELL2000
RWO	SPDR INDEX SHS FDS DJ GLB RL ES ETF

RWR	SPDR SERIES TRUST DJ REIT ETF
RWT	REDWOOD TR INC COM
RWV	OPPENHEIMER REV WEIGHTED ETF T NAVELR A100 ETF
RWW	OPPENHEIMER REV WEIGHTED ETF T FINANCIALS SECTO
RWX	SPDR INDEX SHS FDS DJ INTL RL ETF
RWXL	UBS AG LONDON BRH MTH 2X DJ INTL
RXD	PROSHARES TR ULTSHT HLTHCRE
RXDX	IGNYTA INC COM
RXI	ISHARES TR GLB CNS DISC ETF
RXII	RXI PHARMACEUTICALS CORP NEW COM
RXL	PROSHARES TR PSHS ULT HLTHCRE
RXN	REXNORD CORP NEW COM
RY	ROYAL BK CDA MONTREAL QUE COM
RY-S	ROYAL BK OF CDA BD CDS DEP 1/40 5.5% C
RY-T	ROYAL BK OF CDA BD CDS DEP 1/40 6.75% C
RYAAY	RYANAIR HLDGS PLC SPONSORED ADR NE
RYAM	RAYONIER ADVANCED MATLS INC COM
RYE	RYDEX ETF TRUST GUG S&P500EQWTEN
RYF	RYDEX ETF TRUST GUG S&P500EQWTFI
RYH	RYDEX ETF TRUST GUG S&P500EQWTHC
RYI	RYERSON HLDG CORP COM
RYJ	CLAYMORE EXCHANGE TRD FD TR GUG RAYM JAMES S
RYN	RAYONIER INC COM
RYT	RYDEX ETF TRUST GUG S&P500EQWTTE
RYU	RYDEX ETF TRUST GUG S&P500EQWTUT
RZA	REINSURANCE GROUP AMER INC SUB DEB 42
RZB	REINSURANCE GROUP AMER INC SB DB FX/FL56
RZG	RYDEX ETF TRUST GUG S&P SC600 PG
RZV	RYDEX ETF TRUST GUG S&P SC600 PV
S	SPRINT CORP COM SER 1
SA	SEABRIDGE GOLD INC COM
SAA	PROSHARES TR PSHS ULT SCAP600
SAAS	INCONTACT INC COM
SABR	SABRE CORP COM
SAEX	SAEXPLORATION HLDGS INC COM
SAFM	SANDERSON FARMS INC COM
SAFT	SAFETY INS GROUP INC COM
SAGE	SAGE THERAPEUTICS INC COM
SAGG	DIREXION SHS ETF TR TL BD MKT BEAR
SAH	SONIC AUTOMOTIVE INC CL A
SAIA	SAIA INC COM
SAIC	SCIENCE APPLICATNS INTL CP NEW COM
SAJA	SAJAN INC COM NEW
SAL	SALISBURY BANCORP INC COM
SALE	RETAILMENOT INC COM SER 1
SALM	SALEM MEDIA GROUP INC CL A
SALT	SCORPIO BULKERS INC COM

SAM	BOSTON BEER INC CL A
SAMG	SILVERCREST ASSET MGMT GROUP I CL A
SAN	BANCO SANTANDER SA ADR
SAN-A	SANTANDER FIN PFD S A UNIPERSN PFD SER 4 6.8%
SAN-B	SANTANDER FIN PFD S A UNIPERSN GTD PFD SECS 6
SAN-C	SANTANDER FIN PFD S A UNIPERSN PFD 6.5% SER 5
SAN-I	SANTANDER FIN PFD S A UNIPERSN PFD I 6.41%
SAND	SANDSTORM GOLD LTD COM NEW
SANM	SANMINA CORPORATION COM
SANW	S&W SEED CO COM
SAP	SAP SE SPON ADR
SAQ	SARATOGA INVT CORP SR NT 7.5%20
SAR	SARATOGA INVT CORP COM NEW
SASR	SANDY SPRING BANCORP INC COM
SATS	ECHOSTAR CORP CL A
SAUC	DIVERSIFIED RSTRNT HLDGS INC COM
SAVE	SPIRIT AIRLS INC COM
SB	SAFE BULKERS INC COM
SB-B	SAFE BULKERS INC CUM RED PFD B 8%
SB-C	SAFE BULKERS INC RED PERP PFD C%
SB-D	SAFE BULKERS INC PERP PFD SER D
SBAC	SBA COMMUNICATIONS CORP COM
SBB	PROSHARES TR SHRT SMALLCAP60
SBBP	STRONGBRIDGE BIOPHARMA PLC SHS USD
SBBX	SUSSEX BANCORP COM
SBCF	SEACOAST BKG CORP FLA COM NEW
SBCP	SUNSHINE BANCORP INC COM
SBEU	ETFS TR DIV FCT DEV EU
SBFG	SB FINL GROUP INC COM
SBFGP	SB FINL GROUP INC DEP SHS PFD 6.5%
SBGI	SINCLAIR BROADCAST GROUP INC CL A
SBGL	SIBANYE GOLD LTD SPONSORED ADR
SBH	SALLY BEAUTY HLDGS INC COM
SBI	WESTERN ASSET INTM MUNI FD INC COM
SBIO	ALPS ETF TR MED BREAKTHGH
SBLK	STAR BULK CARRIERS CORP SHS PAR
SBLKL	STAR BULK CARRIERS CORP SR NTS 8%
SBM	PROSHARES TR SHT BASIC MAT
SBNA	SCORPIO TANKERS INC 6.75 SR NOTE20
SBNB	SCORPIO TANKERS INC SR NT DUE 2017
SBND	DEUTSCHE BK AG LONDON BRH DB 3X SH US TRES
SBNY	SIGNATURE BK NEW YORK N Y COM
SBNYW	SIGNATURE BK NEW YORK N Y WT PUR COM STK
SBOT	STELLAR BIOTECHNOLOGIES INC COM NEW
SBPH	SPRING BK PHARMACEUTICALS INC COM
SBR	SABINE ROYALTY TR UNIT BEN INT
SBRA	SABRA HEALTH CARE REIT INC COM

SBRAP	SABRA HEALTH CARE REIT INC PFD SER A 7.125%
SBS	COMPANHIA DE SANEAMENTO BASICO SPONSORED ADR
SBSA	SPANISH BROADCASTING SYS INC CL A NEW
SBSI	SOUTHSIDE BANCSHARES INC COM
SBUS	ETFS TR DIV FCT LRG CP
SBUX	STARBUCKS CORP COM
SBV	BARCLAYS BK PLC IPTH S&P GSCI
SBW	WESTERN ASSET WORLDWIDE INCOME COM
SBY	SILVER BAY RLTY TR CORP COM
SC	SANTANDER CONSUMER USA HDG INC COM
SCAI	SURGICAL CARE AFFILIATES INC COM
SCC	PROSHARES TR ULTSHT CONS SERV
SCCO	SOUTHERN COPPER CORP COM
SCD	LMP CAP & INCOME FD INC COM
SCE-B	SOUTHERN CALIF EDISON CO PFD 4.08%
SCE-C	SOUTHERN CALIF EDISON CO PFD 4.24%
SCE-D	SOUTHERN CALIF EDISON CO PFD 4.32%
SCE-E	SOUTHERN CALIF EDISON CO PFD 4.78%
SCE-F	SCE TR I TR PREF SECS
SCE-G	SCE TR II TR PFD SECS 5.1%
SCE-H	SCE TR III FXD/FLT RT PFD
SCE-J	SCE TR IV PFD SER J
SCE-K	SCE TR V PFD SEC
SCG	SCANA CORP NEW COM
SCHA	SCHWAB STRATEGIC TR US SML CAP ETF
SCHB	SCHWAB STRATEGIC TR US BRD MKT ETF
SCHC	SCHWAB STRATEGIC TR INTL SCEQT ETF
SCHD	SCHWAB STRATEGIC TR US DIVIDEND EQ
SCHE	SCHWAB STRATEGIC TR EMRG MKTEQ ETF
SCHF	SCHWAB STRATEGIC TR INTL EQTY ETF
SCHG	SCHWAB STRATEGIC TR US LCAP GR ETF
SCHH	SCHWAB STRATEGIC TR US REIT ETF
SCHL	SCHOLASTIC CORP COM
SCHM	SCHWAB STRATEGIC TR US MID-CAP ETF
SCHN	SCHNITZER STL INDS CL A
SCHO	SCHWAB STRATEGIC TR SHT TM US TRES
SCHP	SCHWAB STRATEGIC TR US TIPS ETF
SCHR	SCHWAB STRATEGIC TR INTRM TRM TRES
SCHV	SCHWAB STRATEGIC TR US LCAP VA ETF
SCHW	SCHWAB CHARLES CORP NEW COM
SCHW-B	SCHWAB CHARLES CORP NEW DSHS 1/40 PF B
SCHW-C	SCHWAB CHARLES CORP NEW DEP SHS PFD C
SCHW-D	SCHWAB CHARLES CORP NEW DEP SHS 1/40 PFD
SCHX	SCHWAB STRATEGIC TR US LRG CAP ETF
SCHZ	SCHWAB STRATEGIC TR US AGGREGATE B
SCI	SERVICE CORP INTL COM
SCID	GLOBAL X FDS SCIEN BETA EUR

SCIF	VANECK VECTORS ETF TR INDIA SMALL CAP
SCIJ	GLOBAL X FDS SCIEN BETA JPN
SCIN	EGA EMERGING GLOBAL SHS TR EGS INDIA SC ETF
SCIU	GLOBAL X FDS SCIEN BETA US
SCIX	GLOBAL X FDS BETA ASIA EXJP
SCJ	ISHARES MSCI JAPN SMCETF
SCKT	SOCKET MOBILE INC COM NEW
SCL	STEPAN CO COM
SCLN	SCICLONE PHARMACEUTICALS INC COM
SCM	STELLUS CAP INVT CORP COM
SCMP	SUCAMPO PHARMACEUTICALS INC CL A
SCNB	SUFFOLK BANCORP COM
SCO	PROSHARES TR II ULSHT BLOOMB OIL
SCON	SUPERCONDUCTOR TECHNOLOGIES COM PAR $0.001
SCOR	COMSCORE INC COM
SCPB	SPDR SERIES TRUST BARC SHT TR CP
SCQ	STELLUS CAP INVT CORP NT 6.5%043019
SCS	STEELCASE INC CL A
SCSC	SCANSOURCE INC COM
SCSS	SELECT COMFORT CORP COM
SCTO	GLOBAL X FDS GBL X JPM ROTA
SCTY	SOLARCITY CORP COM
SCVL	SHOE CARNIVAL INC COM
SCWX	SECUREWORKS CORP CL A
SCX	STARRETT L S CO CL A
SCYX	SCYNEXIS INC COM
SCZ	ISHARES TR EAFE SML CP ETF
SDD	PROSHARES TR ULTSHT SMLCP600
SDEM	GLOBAL X FDS SUPERDIV EM MK
SDIV	GLOBAL X FDS GLB X SUPERDIV
SDLP	SEADRILL PARTNERS LLC COMUNIT REP LB
SDOG	ALPS ETF TR SECTR DIV DOGS
SDOW	PROSHARES TR ULTRA SH DOW30
SDP	PROSHARES TR ULSHRT UTILS NEW
SDPI	SUPERIOR DRILLING PRODS INC COM
SDR	SANDRIDGE MISSISSIPPIAN TR II SH BEN INT
SDRL	SEADRILL LIMITED SHS
SDS	PROSHARES TR PSHS ULSHT SP500
SDT	SANDRIDGE MISSISSIPPIAN TR I UNIT BEN INT
SDY	SPDR SERIES TRUST S&P DIVID ETF
SDYL	UBS AG LONDON BRH ETRACS 2XLVS&P
SE	SPECTRA ENERGY CORP COM
SEA	CLAYMORE EXCHANGE TRD FD TR 2 GUGG SHIPPNG ETF
SEAC	SEACHANGE INTL INC COM
SEAS	SEAWORLD ENTMT INC COM
SEB	SEABOARD CORP COM
SEDG	SOLAREDGE TECHNOLOGIES INC COM

SEE	SEALED AIR CORP NEW COM
SEED	ORIGIN AGRITECH LIMITED SHS
SEF	PROSHARES TR PSHS SHTFINL ETF
SEIC	SEI INVESTMENTS CO COM
SELB	SELECTA BIOSCIENCES INC COM
SELF	GLOBAL SELF STORAGE INC COM
SEM	SELECT MED HLDGS CORP COM
SEMG	SEMGROUP CORP CL A
SEMI	SUNEDISON SEMICONDUCTOR LTD SHS
SENEA	SENECA FOODS CORP NEW CL A
SENEB	SENECA FOODS CORP NEW CL B
SENS	SENSEONICS HLDGS INC COM
SEP	SPECTRA ENERGY PARTNERS LP COM
SERV	SERVICEMASTER GLOBAL HLDGS INC COM
SEV	SEVCON INC COM
SF	STIFEL FINL CORP COM
SFBC	SOUND FINL BANCORP INC COM
SFBS	SERVISFIRST BANCSHARES INC COM
SFE	SAFEGUARD SCIENTIFICS INC COM NEW
SFL	SHIP FINANCE INTERNATIONAL LTD SHS
SFLA	BARCLAYS BK PLC S&P 500 3X LNG
SFLY	SHUTTERFLY INC COM
SFM	SPROUTS FMRS MKT INC COM
SFN	STIFEL FINL CORP SR NT 22
SFNC	SIMMONS 1ST NATL CORP CL A $1 PAR
SFR	COLONY STARWOOD HOMES COM
SFS	SMART & FINAL STORES INC COM
SFST	SOUTHERN FIRST BANCSHARES INC COM
SFUN	SOUFUN HLDGS LTD ADR
SGA	SAGA COMMUNICATIONS INC CL A NEW
SGAR	BARCLAYS BK PLC IPTH SUGAR ETN
SGB	SOUTHWEST GA FINL CORP COM
SGBK	STONEGATE BK FT LAUDERDALE FLA COM
SGC	SUPERIOR UNIFORM GP INC COM
SGDJ	ALPS ETF TR SPROTT JR GLD
SGDM	ALPS ETF TR SPROTT GL MINE
SGEN	SEATTLE GENETICS INC COM
SGF	ABERDEEN SINGAPORE FD INC COM
SGG	BARCLAYS BANK PLC ETN DJUBS SGAR38
SGI	SILICON GRAPHICS INTL CORP COM
SGM	STONEGATE MTG CORP COM
SGMA	SIGMATRON INTL INC COM
SGMO	SANGAMO BIOSCIENCES INC COM
SGMS	SCIENTIFIC GAMES CORP CL A
SGNL	SIGNAL GENETICS INC COM
SGNT	SAGENT PHARMACEUTICALS INC COM
SGOC	SGOCO GROUP LTD SHS NEW

SGOL	ETFS GOLD TR SHS
SGRP	SPAR GROUP INC COM
SGRY	SURGERY PARTNERS INC COM
SGU	STAR GAS PARTNERS L P UNIT LTD PARTNR
SGY	STONE ENERGY CORP COM NEW
SGYP	SYNERGY PHARMACEUTICALS DEL COM NEW
SGYPU	SYNERGY PHARMACEUTICALS DEL UNIT 2C1W 120616
SGYPW	SYNERGY PHARMACEUTICALS DEL WT EXP 120616
SGZA	SELECTIVE INS GROUP INC SR NT 43
SH	PROSHARES TR SHORT S&P 500 NE
SHAK	SHAKE SHACK INC CL A
SHBI	SHORE BANCSHARES INC COM
SHE	SPDR SER TR SSGA GNDER ETF
SHEN	SHENANDOAH TELECOMMUNICATIONS COM
SHG	SHINHAN FINANCIAL GROUP CO LTD SPN ADR RESTRD
SHI	SINOPEC SHANGHAI PETROCHEMICAL SPON ADR H
SHIP	SEANERGY MARITIME HLDGS CORP SHS NEW
SHLD	SEARS HLDGS CORP COM
SHLDW	SEARS HLDGS CORP WT EXP 121519
SHLM	SCHULMAN A INC COM
SHLO	SHILOH INDS INC COM
SHLX	SHELL MIDSTREAM PARTNERS L P UNIT LTD INT
SHM	SPDR SER TR NUVN BR SHT MUNI
SHO	SUNSTONE HOTEL INVS INC NEW COM
SHO-E	SUNSTONE HOTEL INVS INC NEW RED PFD SER E
SHO-F	SUNSTONE HOTEL INVS INC NEW PFD SER F
SHOO	MADDEN STEVEN LTD COM
SHOP	SHOPIFY INC CL A
SHOR	SHORETEL INC COM
SHOS	SEARS HOMETOWN & OUTLET STORES COM
SHPG	SHIRE PLC SPONSORED ADR
SHSP	SHARPSPRING INC COM
SHV	ISHARES TR SHRT TRS BD ETF
SHW	SHERWIN WILLIAMS CO COM
SHY	ISHARES TR 1-3 YR TR BD ETF
SHYD	VANECK VECTORS ETF TR SHORT HIGH YIELD
SHYG	ISHARES TR 0-5YR HI YL CP
SICK	DIREXION SHS ETF TR DAILY HEALTHCARE
SID	COMPANHIA SIDERURGICA NACIONAL SPONSORED ADR
SIEB	SIEBERT FINL CORP COM
SIEN	SIENTRA INC COM
SIF	SIFCO INDS INC COM
SIFI	SI FINL GROUP INC MD COM
SIFY	SIFY TECHNOLOGIES LIMITED SPONSORED ADR
SIG	SIGNET JEWELERS LIMITED SHS
SIGI	SELECTIVE INS GROUP INC COM
SIGM	SIGMA DESIGNS INC COM

SIJ	PROSHARES TR ULTRASHORT INDL
SIL	GLOBAL X FDS GLOBAL X SILVER
SILC	SILICOM LTD ORD
SILJ	ETF MANAGERS TR PUREFUNDS ISE JR
SIM	GRUPO SIMEC S A B DE C V ADR
SIMO	SILICON MOTION TECHNOLOGY CORP SPONSORED ADR
SINA	SINA CORP ORD
SINO	SINO GLOBAL SHIPPING AMER LTD COM
SIPE	SPDR SER TR BARCLAYS 0-5YR
SIR	SELECT INCOME REIT COM SH BEN INT
SIRI	SIRIUS XM HLDGS INC COM
SITE	SITEONE LANDSCAPE SUPPLY INC COM
SITO	SITO MOBILE LTD COM NEW
SIVB	SVB FINL GROUP COM
SIVBO	SVB CAP II PFD TR GTD 7%
SIVR	ETFS SILVER TR SILVER SHS
SIX	SIX FLAGS ENTMT CORP NEW COM
SIZ	FQF TR QUANTSHARE SIZ
SIZE	ISHARES TR USA SIZE FACTOR
SJB	PROSHARES TR SHRT HGH YIELD
SJI	SOUTH JERSEY INDS INC COM
SJM	SMUCKER J M CO COM NEW
SJNK	SPDR SER TR SHT TRM HGH YLD
SJR	SHAW COMMUNICATIONS INC CL B CONV
SJT	SAN JUAN BASIN RTY TR UNIT BEN INT
SJW	SJW CORP COM
SKF	PROSHARES TR ULTSHT FINLS NEW
SKIS	PEAK RESORTS INC COM
SKLN	SKYLINE MED INC COM NEW
SKM	SK TELECOM LTD SPONSORED ADR
SKOR	FLEXSHARES TR CR SCD US BD
SKT	TANGER FACTORY OUTLET CTRS INC COM
SKUL	SKULLCANDY INC COM
SKX	SKECHERS U S A INC CL A
SKY	SKYLINE CORP COM
SKYS	SKY SOLAR HLDGS LTD SPONSORED ADR
SKYW	SKYWEST INC COM
SKYY	FIRST TR EXCHANGE TRADED FD II ISE CLOUD COMP
SLAB	SILICON LABORATORIES INC COM
SLB	SCHLUMBERGER LTD COM
SLCA	U S SILICA HLDGS INC COM
SLCT	SELECT BANCORP INC NEW COM
SLF	SUN LIFE FINL INC COM
SLG	SL GREEN RLTY CORP COM
SLG-I	SL GREEN RLTY CORP PFD SER I
SLGN	SILGAN HOLDINGS INC COM
SLIM	JANUS DETROIT STR TR OBESITY ETF

SLM	SLM CORP COM
SLMAP	SLM CORP PFD A 6.97%
SLMBP	SLM CORP PFD SER B
SLP	SIMULATIONS PLUS INC COM
SLQD	ISHARES TR 0-5YR INVT GR CP
SLRA	SOLAR CAP LTD SR NT 42
SLRC	SOLAR CAP LTD COM
SLTB	SCORPIO BULKERS INC 7.5% SR NT 19
SLV	ISHARES SILVER TRUST ISHARES
SLVO	CREDIT SUISSE NASSAU BRH X LINK SILVER SH
SLVP	ISHARES GLB SILV MIN ETF
SLW	SILVER WHEATON CORP COM
SLX	VANECK VECTORS ETF TR STEEL ETF
SLY	SPDR SERIES TRUST S&P 600 SML CAP
SLYG	SPDR SERIES TRUST S&P 600 SMCP GRW
SLYV	SPDR SERIES TRUST S&P 600 SMCP VAL
SM	SM ENERGY CO COM
SMB	VANECK VECTORS ETF TR AMT FREE SHORT M
SMBC	SOUTHERN MO BANCORP INC COM
SMBK	SMARTFINANCIAL INC COM NEW
SMCI	SUPER MICRO COMPUTER INC COM
SMCP	ETF SER SOLUTIONS ALPHAMARK SM
SMDD	PROSHARES TR ULTPRO SHT MDCP
SMED	SHARPS COMPLIANCE CORP COM
SMEZ	SPDR INDEX SHS FDS EUR STOXX SMCP
SMFG	SUMITOMO MITSUI FINL GROUP INC SPONSORED ADR
SMG	SCOTTS MIRACLE GRO CO CL A
SMH	VANECK VECTORS ETF TR SEMICONDUCTOR ET
SMHD	UBS AG LONDON BRH ETRACS MNT ETN
SMI	SEMICONDUCTOR MFG INTL CORP SPONSORED ADR
SMIT	SCHMITT INDS INC ORE COM NEW
SMK	PROSHARES TR ULT MSCIMEX CAPP
SMLF	ISHARES TR MULTIFACTOR USA
SMLL	DIREXION SHS ETF TR SML CP BULL 2X
SMLP	SUMMIT MIDSTREAM PARTNERS LP COM UNIT LTD
SMLR	SEMLER SCIENTIFIC INC COM
SMLV	SPDR SER TR RUSS2000 LOVOL
SMM	SALIENT MIDSTREAM & MLP FD SH BEN INT
SMMF	SUMMIT FINANCIAL GROUP INC COM
SMMT	SUMMIT THERAPEUTICS PLC SPONS ADS
SMMU	PIMCO ETF TR SHTRM MUN BD ACT
SMN	PROSHARES TR BASIC MAT NEW
SMP	STANDARD MTR PRODS INC COM
SMRT	STEIN MART INC COM
SMSI	SMITH MICRO SOFTWARE INC COM
SMT	SMART TECHNOLOGIES INC COM NEW
SMTC	SEMTECH CORP COM

SMTX	SMTC CORP COM NEW
SN	SANCHEZ ENERGY CORP COM
SNA	SNAP ON INC COM
SNAK	INVENTURE FOODS INC COM
SNBC	SUN BANCORP INC COM NEW
SNC	STATE NATL COS INC COM
SNCR	SYNCHRONOSS TECHNOLOGIES INC COM
SNDX	SYNDAX PHARMACEUTICALS INC COM
SNE	SONY CORP ADR NEW
SNFCA	SECURITY NATL FINL CORP CL A NEW
SNH	SENIOR HSG PPTYS TR SH BEN INT
SNHN	SENIOR HSG PPTYS TR NT 42
SNHO	SENIOR HSG PPTYS TR SR NT 46
SNHY	SUN HYDRAULICS CORP COM
SNI	SCRIPPS NETWORKS INTERACT INC CL A COM
SNLN	HIGHLAND FDS I HI LD IBOXX SRLN
SNMX	SENOMYX INC COM
SNN	SMITH & NEPHEW PLC SPDN ADR NEW
SNOW	INTRAWEST RESORTS HLDGS INC COM
SNP	CHINA PETE & CHEM CORP SPON ADR H SHS
SNPS	SYNOPSYS INC COM
SNR	NEW SR INVT GROUP INC COM
SNSS	SUNESIS PHARMACEUTICALS INC COM NEW
SNTA	SYNTA PHARMACEUTICALS CORP COM
SNV	SYNOVUS FINL CORP COM NEW
SNV-C	SYNOVUS FINL CORP PRP PFD SER C FX
SNX	SYNNEX CORP COM
SNY	SANOFI SPONSORED ADR
SO	SOUTHERN CO COM
SOCL	GLOBAL X FDS SOCIAL MED ETF
SODA	SODASTREAM INTERNATIONAL LTD USD SHS
SOFO	SONIC FDRY INC COM NEW
SOHO	SOTHERLY HOTELS INC COM
SOHOL	SOTHERLY HOTELS LP SR NT 8% 2018
SOHOM	SOTHERLY HOTELS LP SR NT 7%19
SOHU	SOHU COM INC COM
SOIL	GLOBAL X FDS GLB X FERTIL
SOJA	SOUTHERN CO JR SUB NT 2015A
SOL	RENESOLA LTD SPONS ADS
SON	SONOCO PRODS CO COM
SONA	SOUTHERN NATL BANCORP OF VA IN COM
SONC	SONIC CORP COM
SONS	SONUS NETWORKS INC COM NEW
SOP	PROSHARES TR ULTSHT OIL GAS
SOR	SOURCE CAP INC COM
SORL	SORL AUTO PTS INC COM
SOV-C	SANTANDER HLDGS USA INC DEP 1/1000 PFD C

SOVB	CAMBRIA ETF TR SOVEREIGN ETF
SOXL	DIREXION SHS ETF TR DLY SCOND 3XBU
SOXS	DIREXION SHS ETF TR SEMICONDUCT BEAR
SOXX	ISHARES TR PHLX SEMICND ETF
SOYB	TEUCRIUM COMMODITY TR SOYBEAN FD
SP	SP PLUS CORP COM
SPA	SPARTON CORP COM
SPAN	SPAN AMER MED SYS INC COM
SPAR	SPARTAN MTRS INC COM
SPB	SPECTRUM BRANDS HLDGS INC COM
SPCB	SUPERCOM LTD NEW SHS NEW
SPDN	DIREXION SHS ETF TR DAILY S&P 500
SPE	SPECIAL OPPORTUNITIES FD INC COM
SPEX	SPHERIX INC COM PAR NEW
SPFF	GLOBAL X FDS GLBX SUPRINC ETF
SPG	SIMON PPTY GROUP INC NEW COM
SPG-J	SIMON PPTY GROUP INC NEW PFD J 8.375%
SPGH	UBS AG JERSEY BRH S&P500 GLD ETN
SPGI	S&P GLOBAL INC COM
SPH	SUBURBAN PROPANE PARTNERS L P UNIT LTD PARTN
SPHB	POWERSHARES ETF TR II S&P500 HGH BET
SPHD	POWERSHARES ETF TR II PWRSHS SP500 LOW
SPHQ	POWERSHARES ETF TRUST S&P 500 QLTY PRT
SPHS	SOPHIRIS BIO INC COM NEW
SPI	SPI ENERGY CO LTD SPON ADR
SPIL	SILICONWARE PRECISION INDS LTD SPONSD ADR SPL
SPKE	SPARK ENERGY INC CL A COM
SPLK	SPLUNK INC COM
SPLP	STEEL PARTNERS HLDGS L P LTD PRTRSHIP U
SPLS	STAPLES INC COM
SPLV	POWERSHARES ETF TR II S&P500 LOW VOL
SPLX	UBS AG LONDON BRH ETRACS 2XLEV
SPMO	POWERSHARES ETF TRUST II S&P500 MOMETUM
SPN	SUPERIOR ENERGY SVCS INC COM
SPNC	SPECTRANETICS CORP COM
SPNE	SEASPINE HLDGS CORP COM
SPNS	SAPIENS INTL CORP N V SHS NEW
SPOK	SPOK HLDGS INC COM
SPP	SANCHEZ PRODTN PARTNER COM UNIT REPSTG
SPPI	SPECTRUM PHARMACEUTICALS INC COM
SPPP	SPROTT PHYSICAL PLAT PALLAD TS UNIT
SPR	SPIRIT AEROSYSTEMS HLDGS INC COM CL A
SPRT	SUPPORT COM INC COM
SPSC	SPS COMM INC COM
SPTN	SPARTANNASH CO COM
SPU	SKYPEOPLE FRUIT JUICE INC COM
SPUN	VANECK VECTORS ETF TR GLOBAL SPINOFF

SPUU	DIREXION SHS ETF TR DLY S&P500 2XS
SPVU	POWERSHARES ETF TRUST II SP500 VAL FACT
SPWH	SPORTSMANS WHSE HLDGS INC COM
SPWR	SUNPOWER CORP COM
SPXC	SPX CORP COM
SPXE	PROSHARES TR SP500 EX ENRGY
SPXH	ALPS ETF TR VELOSH VOLA HDGD
SPXL	DIREXION SHS ETF TR DRX S&P500BULL
SPXN	PROSHARES TR SP500 EX FINLS
SPXS	DIREXION SHS ETF TR DLY S&P 500 BEAR
SPXT	PROSHARES TR SP500 EX TECH
SPXU	PROSHARES TR ULTRAPRO SHORT S
SPXV	PROSHARES TR SP500 EX HLTH
SPXX	NUVEEN S&P 500 DYN OVERWRITE COM
SPY	SPDR S&P 500 ETF TR TR UNIT
SPYB	SPDR SER TR S&P 500 BUYBCK
SPYD	SPDR SER TR SP500 HIGH DIV
SPYG	SPDR SERIES TRUST S&P 500 GROWTH
SPYV	SPDR SERIES TRUST S&P 500 VALUE
SPYX	SPDR SER TR SP500 FOSL ETF
SQ	SQUARE INC CL A
SQBG	SEQUENTIAL BRNDS GROUP INC NEW COM
SQI	SCIQUEST INC NEW COM
SQM	SOCIEDAD QUIMICA MINERA DE CHI SPON ADR SER B
SQNM	SEQUENOM INC COM NEW
SQNS	SEQUANS COMMUNICATIONS S A SPONSORED ADS
SQQQ	PROSHARES TR ULTRAPRO SH NW14
SR	SPIRE INC COM
SRAQ	SILVER RUN ACQUISITION CORP CL A
SRAQU	SILVER RUN ACQUISITION CORP UT 1 CL A 1/3 WT
SRAQW	SILVER RUN ACQUISITION CORP WT EXP 022321
SRC	SPIRIT RLTY CAP INC NEW COM
SRCE	1ST SOURCE CORP COM
SRCL	STERICYCLE INC COM
SRCLP	STERICYCLE INC DEP PFD A 1/10
SRDX	SURMODICS INC COM
SRE	SEMPRA ENERGY COM
SRET	GLOBAL X FDS REIT ETF
SREV	SERVICESOURCE INTL INC COM
SRF	CUSHING ENERGY INCOME COM SH BEN INT
SRG	SERITAGE GROWTH PPTYS CL A
SRI	STONERIDGE INC COM
SRLN	SSGA ACTIVE ETF TR BLKSTN GSOSRLN
SRLP	SPRAGUE RES LP COM UNIT REP LTD
SRNE	SORRENTO THERAPEUTICS INC COM NEW
SRPT	SAREPTA THERAPEUTICS INC COM
SRS	PROSHARES TR ULTSHT REAL EST

SRSC	SEARS CDA INC COM
SRT	STARTEK INC COM
SRTSU	SENSUS HEATLHCARE INC UNIT EX 000019
SRTY	PROSHARES TR ULTPRO SHT RUSS
SRV	CUSHING MLP TOTAL RETURN FD COM NEW
SSB	SOUTH ST CORP COM
SSBI	SUMMIT ST BK SANTA ROSA CALIF COM
SSD	SIMPSON MANUFACTURING CO INC COM
SSFN	STEWARDSHIP FINL CORP COM
SSG	PROSHARES TR ULSHRT SEMIC NEW
SSH	SUNSHINE HEART INC COM
SSI	STAGE STORES INC COM NEW
SSKN	STRATA SKIN SCIENCES INC COM
SSL	SASOL LTD SPONSORED ADR
SSN	SAMSON OIL & GAS LTD SPON ADR NEW
SSNC	SS&C TECHNOLOGIES HLDGS INC COM
SSNI	SILVER SPRING NETWORKS INC COM
SSO	PROSHARES TR PSHS ULT S&P 500
SSP	SCRIPPS E W CO OHIO CL A NEW
SSRG	SYMMETRY SURGICAL INC COM
SSRI	SILVER STD RES INC COM
SSS	SOVRAN SELF STORAGE INC COM
SST	SPDR SER TR SHRT TRSRY ETF
SSTK	SHUTTERSTOCK INC COM
SSW	SEASPAN CORP SHS
SSW-D	SEASPAN CORP PERP PFD-D
SSW-E	SEASPAN CORP CUM RD PRP PFD E
SSW-G	SEASPAN CORP PERP PFD SER G
SSWN	SEASPAN CORP NT 6.375%19
SSY	SUNLINK HEALTH SYSTEMS INC COM
SSYS	STRATASYS LTD SHS
ST	SENSATA TECHNOLOGIES HLDG NV SHS
STAA	STAAR SURGICAL CO COM PAR $0.01
STAF	STAFFING 360 SOLUTIONS INC COM NEW
STAG	STAG INDL INC COM
STAG-A	STAG INDL INC 9% CUM REDEEMABL
STAG-B	STAG INDL INC CUM PFD SER B
STAG-C	STAG INDL INC RED PFD SER C
STAR	ISTAR INC COM
STAR-D	ISTAR INC PFD SER D
STAR-E	ISTAR INC PFD E 7.875%
STAR-F	ISTAR INC PFD SER F 7.8%
STAR-G	ISTAR INC PFD G 7.65%
STAR-I	ISTAR INC PFD SER I
STAY	EXTENDED STAY AMER INC SHS 1 COM 1 CL B
STB	STUDENT TRANSN INC COM
STBA	S & T BANCORP INC COM

STBZ	STATE BK FINL CORP COM
STC	STEWART INFORMATION SVCS CORP COM
STDY	STEADYMED LTD SHS
STE	STERIS PLC SHS USD
STEM	STEMCELLS INC COM
STFC	STATE AUTO FINL CORP COM
STI	SUNTRUST BKS INC COM
STI+A	SUNTRUST BKS INC WT EXP 123118
STI+B	SUNTRUST BKS INC WT EXP 111418
STI-A	SUNTRUST BKS INC PFD 1/4000 A
STI-E	SUNTRUST BKS INC DEPSHS REP PFD E
STIP	ISHARES TR 0-5 YR TIPS ETF
STJ	ST JUDE MED INC COM
STK	COLUMBIA SELIGM PREM TECH GRW COM
STKL	SUNOPTA INC COM
STKS	THE ONE GROUP HOSPITALITY INC COM
STL	STERLING BANCORP DEL COM
STLD	STEEL DYNAMICS INC COM
STLY	STANLEY FURNITURE CO INC COM NEW
STM	STMICROELECTRONICS N V NY REGISTRY
STML	STEMLINE THERAPEUTICS INC COM
STMP	STAMPS COM INC COM NEW
STN	STANTEC INC COM
STNG	SCORPIO TANKERS INC SHS
STO	STATOIL ASA SPONSORED ADR
STON	STONEMOR PARTNERS L P COM UNITS
STOR	STORE CAP CORP COM
STPP	BARCLAYS BK PLC US TRES STEEP
STPZ	PIMCO ETF TR 1-5 US TIP IDX
STR	QUESTAR CORP COM
STRA	STRAYER ED INC COM
STRL	STERLING CONSTRUCTION CO INC COM
STRM	STREAMLINE HEALTH SOLUTIONS COM
STRP	STRAIGHT PATH COMMUNICATNS INC CL B
STRS	STRATUS PPTYS INC COM NEW
STRT	STRATTEC SEC CORP COM
STRZA	STARZ COM SER A
STRZB	STARZ COM SER B
STS	SUPREME INDS INC CL A
STT	STATE STR CORP COM
STT-C	STATE STR CORP DEP SHS REPSTG 1
STT-D	STATE STR CORP DEP SHS 1/4000 D
STT-E	STATE STR CORP SHS REPSTG PFD S
STT-G	STATE STR CORP DEP SHS PFD G
STV	CHINA DIGITAL TV HLDG CO LTD SPONSORED ADR
STWD	STARWOOD PPTY TR INC COM
STX	SEAGATE TECHNOLOGY PLC SHS

STXS	STEREOTAXIS INC COM NEW
STZ	CONSTELLATION BRANDS INC CL A
STZ.B	CONSTELLATION BRANDS INC CL B
SU	SUNCOR ENERGY INC NEW COM
SUB	ISHARES TR SHRT NAT MUN ETF
SUI	SUN CMNTYS INC COM
SUI-A	SUN CMNTYS INC PFD SER A
SUM	SUMMIT MATLS INC CL A
SUMR	SUMMER INFANT INC COM
SUN	SUNOCO LP COM U REP LP
SUNS	SOLAR SR CAP LTD COM
SUNW	SUNWORKS INC COM
SUP	SUPERIOR INDS INTL INC COM
SUPN	SUPERNUS PHARMACEUTICALS INC COM
SUPV	GRUPO SUPERVIELLE S A SPONSORED ADR
SVA	SINOVAC BIOTECH LTD SHS
SVBI	SEVERN BANCORP ANNAPOLIS MD COM
SVT	SERVOTRONICS INC COM
SVU	SUPERVALU INC COM
SVVC	FIRSTHAND TECH VALUE FD INC COM
SVXY	PROSHARES TR II SHT VIX ST TRM
SWC	STILLWATER MNG CO COM
SWFT	SWIFT TRANSN CO CL A
SWH	STANLEY BLACK & DECKER INC CORP UNIT 111716
SWHC	SMITH & WESSON HLDG CORP COM
SWIR	SIERRA WIRELESS INC COM
SWJ	STANLEY BLACK & DECKER INC JR SUB DEB 52
SWK	STANLEY BLACK & DECKER INC COM
SWKS	SKYWORKS SOLUTIONS INC COM
SWM	SCHWEITZER-MAUDUIT INTL INC COM
SWN	SOUTHWESTERN ENERGY CO COM
SWNC	SOUTHWESTERN ENERGY CO DEP SHS 1/20 B
SWX	SOUTHWEST GAS CORP COM
SWZ	SWISS HELVETIA FD INC COM
SXC	SUNCOKE ENERGY INC COM
SXCP	SUNCOKE ENERGY PARTNERS L P COMUNIT REP LT
SXE	SOUTHCROSS ENERGY PARTNERS L P COM UNIT LTDPT
SXI	STANDEX INTL CORP COM
SXL	SUNOCO LOGISTICS PRTNRS L P COM UNITS
SXT	SENSIENT TECHNOLOGIES CORP COM
SYBT	STOCK YDS BANCORP INC COM
SYE	SSGA ACTIVE ETF TR MFS SYS COR EQ
SYF	SYNCHRONY FINL COM
SYG	SSGA ACTIVE ETF TR MFS SYS GWT EQ
SYK	STRYKER CORP COM
SYKE	SYKES ENTERPRISES INC COM
SYLD	CAMBRIA ETF TR SHSHLD YIELD ETF

SYMC	SYMANTEC CORP COM
SYMX	SYNTHESIS ENERGY SYS INC COM
SYN	SYNTHETIC BIOLOGICS INC COM
SYNA	SYNAPTICS INC COM
SYNC	SYNACOR INC COM
SYNL	SYNALLOY CP DEL COM
SYNT	SYNTEL INC COM
SYPR	SYPRIS SOLUTIONS INC COM
SYRG	SYNERGY RES CORP COM
SYRX	SYSOREX GLOBAL COM NEW
SYT	SYNGENTA AG SPONSORED ADR
SYUT	SYNUTRA INTL INC COM
SYV	SSGA ACTIVE ETF TR MFS SYS VAL EQ
SYX	SYSTEMAX INC COM
SYY	SYSCO CORP COM
SZC	CUSHING RENAISSANCE FD COM
SZK	PROSHARES TR PSHS CONSUMR GD
SZMK	SIZMEK INC COM
SZO	DEUTSCHE BK AG LONDON BRH DB CRUD OIL SHR
T	AT&T INC COM
TA	TRAVELCENTERS AMER LLC COM
TAC	TRANSALTA CORP COM
TACO	DEL TACO RESTAURANTS INC COM
TACOW	DEL TACO RESTAURANTS INC WT EXP 063020
TACT	TRANSACT TECHNOLOGIES INC COM
TAGS	TEUCRIUM COMMODITY TR AGRICULTURE FD
TAHO	TAHOE RES INC COM
TAIT	TAITRON COMPONENTS INC CL A
TAL	TAL INTL GROUP INC COM
TALL	ROYAL BK CDA ETN LKD S&P TR
TAN	CLAYMORE EXCHANGE TRD FD TR 2 GUGGENHEIM SOLAR
TANH	TANTECH HLDGS LTD COM
TANN	TRAVELCENTERS AMER LLC SR NT 8.25%2028
TANO	TRAVELCENTERS AMER LLC SR NT
TANP	TRAVELCENTERS AMER LLC 8% SR NT 2030
TAO	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CHN RL EST
TAP	MOLSON COORS BREWING CO CL B
TAP.A	MOLSON COORS BREWING CO CL A
TAPR	BARCLAYS BK PLC INV USTREA ETN
TARO	TARO PHARMACEUTICAL INDS LTD SHS
TASR	TASER INTL INC COM
TAST	CARROLS RESTAURANT GROUP INC COM
TAT	TRANSATLANTIC PETROLEUM LTD SHS NEW
TATT	TAT TECHNOLOGIES LTD ORD NEW
TAX	LIBERTY TAX INC CL A
TAYD	TAYLOR DEVICES INC COM
TBBK	BANCORP INC DEL COM

TBF	PROSHARES TR SHRT 20+YR TRE
TBI	TRUEBLUE INC COM
TBIO	TRANSGENOMIC INC COM NEW
TBK	TRIUMPH BANCORP INC COM
TBNK	TERRITORIAL BANCORP INC COM
TBPH	THERAVANCE BIOPHARMA INC COM
TBRA	TOBIRA THERAPEUTICS INC COM
TBT	PROSHARES TR PSHS ULTSH 20YRS
TBX	PROSHARES TR SHT 7-10 YR TR
TBZ	PROSHARES TR ULTRASHT 3-7YR
TCAP	TRIANGLE CAP CORP COM
TCB	TCF FINL CORP COM
TCB+	TCF FINL CORP WT EXP 111418
TCB-B	TCF FINL CORP DEL DEP SHS REPSTG 1
TCB-C	TCF FINL CORP DEL PERP PFD SER B
TCBI	TEXAS CAPITAL BANCSHARES INC COM
TCBIL	TEXAS CAP BANCSHARES INC SUB NT 6.50%42
TCBIP	TEXAS CAP BANCSHARES INC PFD PERP SR-A
TCBIW	TEXAS CAPITAL BANCSHARES INC WT EXP 011619
TCBK	TRICO BANCSHARES COM
TCCA	TRIANGLE CAP CORP SR NT 22
TCCB	TRIANGLE CAP CORP NT 22
TCCO	TECHNICAL COMMUNICATIONS CORP COM
TCFC	COMMUNITY FINL CORP MD COM
TCI	TRANSCONTINENTAL RLTY INVS COM NEW
TCK	TECK RESOURCES LTD CL B
TCMD	TACTILE SYS TECHNOLOGY INC COM
TCO	TAUBMAN CTRS INC COM
TCO-J	TAUBMAN CTRS INC PFD-J
TCO-K	TAUBMAN CTRS INC PFD SER K
TCON	TRACON PHARMACEUTICALS INC COM
TCP	TC PIPELINES LP UT COM LTD PRT
TCPC	TCP CAP CORP COM
TCPI	TCP INTL HLDGS LTD COM
TCRD	THL CR INC COM
TCRX	THL CR INC SR NT 111521
TCRZ	THL CR INC 6.75 NTS 2022
TCS	CONTAINER STORE GROUP INC COM
TCX	TUCOWS INC COM NEW
TD	TORONTO DOMINION BK ONT COM NEW
TDA	TELEPHONE & DATA SYS INC SR NT 61
TDC	TERADATA CORP DEL COM
TDE	TELEPHONE & DATA SYS INC SR NT 2059
TDF	TEMPLETON DRAGON FD INC COM
TDG	TRANSDIGM GROUP INC COM
TDI	TELEPHONE & DATA SYS INC SR NT 2045
TDIV	FIRST TR EXCHANGE TRADED FD VI NASD TECH DIV

TDJ	TELEPHONE & DATA SYS INC PFD
TDOC	TELADOC INC COM
TDS	TELEPHONE & DATA SYS INC COM NEW
TDTF	FLEXSHARES TR IBOXX 5YR TRGT
TDTT	FLEXSHARES TR IBOXX 3R TARGT
TDW	TIDEWATER INC COM
TDY	TELEDYNE TECHNOLOGIES INC COM
TE	TECO ENERGY INC COM
TEAM	ATLASSIAN CORP PLC CL A
TEAR	TEARLAB CORP COM
TECD	TECH DATA CORP COM
TECH	BIO TECHNE CORP COM
TECL	DIREXION SHS ETF TR DLY TECH BULL 3X
TECS	DIREXION SHS ETF TR TECH BEAR 3X SHS
TECZ	DIREXION SHS ETF TR DLY TEC BEAR1X
TEDU	TARENA INTL INC ADR
TEF	TELEFONICA S A SPONSORED ADR
TEGP	TALLGRASS ENERGY GP LP SHS CL A
TEI	TEMPLETON EMERG MKTS INCOME FD COM
TEL	TE CONNECTIVITY LTD REG SHS
TEN	TENNECO INC COM
TENX	TENAX THERAPEUTICS INC COM
TEO	TELECOM ARGENTINA S A SPON ADR REP B
TEP	TALLGRASS ENERGY PARTNERS LP COM UNIT
TER	TERADYNE INC COM
TERP	TERRAFORM PWR INC CL A COM
TESO	TESCO CORP COM
TESS	TESSCO TECHNOLOGIES INC COM
TEVA	TEVA PHARMACEUTICAL INDS LTD ADR
TEX	TEREX CORP NEW COM
TFG	FIXED INCOME TRUST FOR GOLDMAN CLL CTF CL-A37
TFI	SPDR SER TR NUVN BRCLY MUNI
TFLO	ISHARES TR TRS FLT RT BD
TFSC	1347 CAP CORP COM
TFSCR	1347 CAP CORP RT EXP 072116
TFSCU	1347 CAP CORP UN 1COM 1RT 1WT
TFSCW	1347 CAP CORP WT EXP 071521
TFSL	TFS FINL CORP COM
TFX	TELEFLEX INC COM
TG	TREDEGAR CORP COM
TGA	TRANSGLOBE ENERGY CORP COM
TGB	TASEKO MINES LTD COM
TGC	TENGASCO INC COM PAR
TGD	TIMMINS GOLD CORP COM
TGEN	TECOGEN INC NEW COM NEW
TGH	TEXTAINER GROUP HOLDINGS LTD SHS
TGI	TRIUMPH GROUP INC NEW COM

TGLS	TECNOGLASS INC SHS
TGNA	TEGNA INC COM
TGP	TEEKAY LNG PARTNERS L P PRTNRSP UNITS
TGS	TRANSPORTADORA DE GAS SUR SPON ADR B
TGT	TARGET CORP COM
TGTX	TG THERAPEUTICS INC COM
THC	TENET HEALTHCARE CORP COM NEW
THD	ISHARES MSCI THI CAP ETF
THFF	FIRST FINL CORP IND COM
THG	HANOVER INS GROUP INC COM
THGA	HANOVER INS GROUP INC SUB DB 6.35%53
THHY	VANECK VECTORS ETF TR TREAS HEDGED HIG
THLD	THRESHOLD PHARMACEUTICAL INC COM NEW
THM	INTERNATIONAL TOWER HILL MINES COM
THO	THOR INDS INC COM
THQ	TEKLA HEALTHCARE OPPORTUNIT FD SHS
THR	THERMON GROUP HLDGS INC COM
THRK	SPDR SERIES TRUST RUSSELL 3000 ETF
THRM	GENTHERM INC COM
THS	TREEHOUSE FOODS INC COM
THST	TRUETT-HURST INC CL A
THW	TEKLA WORLD HEALTHCARE FD BEN INT SHS
TI	TELECOM ITALIA S P A NEW SPON ADR ORD
TI.A	TELECOM ITALIA S P A NEW SPON ADR SVGS
TICC	TICC CAPITAL CORP COM
TIER	TIER REIT INC COM NEW
TIF	TIFFANY & CO NEW COM
TIK	TEL INSTR ELECTRS CORP COM NEW
TIL	TILL CAP LTD COM RST VTG SHS
TILE	INTERFACE INC COM
TILT	FLEXSHARES TR MORNSTAR USMKT
TIME	TIME INC NEW COM
TINY	HARRIS & HARRIS GROUP INC COM
TIP	ISHARES TR TIPS BD ETF
TIPT	TIPTREE FINL INC CL A
TIPX	SPDR SER TR BARC 1-10YRTIP
TIPZ	PIMCO ETF TR BROAD US TIPS
TIS	ORCHIDS PAPER PRODS CO DEL COM
TISA	TOP IMAGE SYSTEMS LTD ORD
TISI	TEAM INC COM
TITN	TITAN MACHY INC COM
TIVO	TIVO INC COM
TJX	TJX COS INC NEW COM
TK	TEEKAY CORPORATION COM
TKAI	TOKAI PHARMACEUTICALS INC COM
TKC	TURKCELL ILETISIM HIZMETLERI SPON ADR NEW
TKF	TURKISH INVT FD INC COM

TKR	TIMKEN CO COM
TLDH	FLEXSHARES TR CUR HDG DM IDX
TLEH	FLEXSHARES TR CUR HDG EM IDX
TLF	TANDY LEATHER FACTORY INC COM
TLGT	TELIGENT INC NEW COM
TLH	ISHARES TR 10-20 YR TRS ETF
TLI	WESTERN ASSET CORPORATE LN FD COM
TLK	P T TELEKOMUNIKASI INDONESIA SPONSORED ADR
TLLP	TESORO LOGISTICS LP COM UNIT LP
TLMR	TALMER BANCORP INC COM
TLN	TALEN ENERGY CORP COM
TLO	SPDR SERIES TRUST BRCLYS LG TRS ET
TLOG	TETRALOGIC PHARMACEUTICALS CP COM
TLP	TRANSMONTAIGNE PARTNERS L P COM UNIT L P
TLRD	TAILORED BRANDS INC COM
TLT	ISHARES TR 20 YR TR BD ETF
TLTD	FLEXSHARES TR M STAR DEV MKT
TLTE	FLEXSHARES TR MSTAR EMKT FAC
TLYS	TILLYS INC CL A
TM	TOYOTA MOTOR CORP SP ADR REP2COM
TMF	DIREXION SHS ETF TR 20YR TRES BULL
TMH	TEAM HEALTH HOLDINGS INC COM
TMHC	TAYLOR MORRISON HOME CORP CL A
TMK	TORCHMARK CORP COM
TMK-B	TORCHMARK CORP JR SUB DEB 52
TMK-C	TORCHMARK CORP JR SUB DEB 56
TMO	THERMO FISHER SCIENTIFIC INC COM
TMP	TOMPKINS FINANCIAL CORPORATION COM
TMST	TIMKENSTEEL CORP COM
TMUS	T MOBILE US INC COM
TMUSP	T MOBILE US INC CONV PFD SER A
TMV	DIREXION SHS ETF TR 20YR TRES BEAR
TNA	DIREXION SHS ETF TR DLY SMCAP BULL3X
TNAV	TELENAV INC COM
TNC	TENNANT CO COM
TNDM	TANDEM DIABETES CARE INC COM
TNET	TRINET GROUP INC COM
TNGO	TANGOE INC COM
TNH	TERRA NITROGEN CO L P COM UNIT
TNK	TEEKAY TANKERS LTD CL A
TNP	TSAKOS ENERGY NAVIGATION LTD SHS
TNP-B	TSAKOS ENERGY NAVIGATION LTD RED PRP PFD B %
TNP-C	TSAKOS ENERGY NAVIGATION LTD RED PFD SER C
TNP-D	TSAKOS ENERGY NAVIGATION LTD PERP PFD SER D
TNXP	TONIX PHARMACEUTICALS HLDG COR COM NEW
TOF	TOFUTTI BRANDS INC COM
TOFR	USCF ETF TR STK SPLT IDX FD

TOK	ISHARES TR MSCI KOKUSAI ETF
TOL	TOLL BROTHERS INC COM
TOLZ	PROSHARES TR DJ BRKFLD GLB
TONS	WISDOMTREE COAL FD SHS BEN INT
TOO	TEEKAY OFFSHORE PARTNERS L P PARTNERSHIP UN
TOO-A	TEEKAY OFFSHORE PARTNERS L P CUM PFD-A7.25%
TOO-B	TEEKAY OFFSHORE PARTNERS L P PFD UNIT SER B
TOPS	TOP SHIPS INC SHS NEW 2016
TORM	TOR MINERALS INTL INC COM NEW
TOT	TOTAL S A SPONSORED ADR
TOTL	SSGA ACTIVE ETF TR SPDR TR TACTIC
TOTS	DIREXION SHS ETF TR TOTAL MKT BEAR
TOUR	TUNIU CORP SPONSORED ADS CL
TOWN	TOWNEBANK PORTSMOUTH VA COM
TOWR	TOWER INTL INC COM
TPB	TURNING PT BRANDS INC COM
TPC	TUTOR PERINI CORP COM
TPH	TRI POINTE GROUP INC COM
TPHS	TRINITY PL HLDGS INC COM
TPL	TEXAS PAC LD TR SUB CTF PROP I T
TPLM	TRIANGLE PETE CORP COM NEW
TPRE	THIRD PT REINS LTD COM
TPS	PROSHARES TR ULTRASHRT TIPS
TPVG	TRIPLEPOINT VENTURE GROWTH BDC COM
TPVZ	TRIPLEPOINT VENTURE GROWTH BDC NT 6.75% 20
TPX	TEMPUR SEALY INTL INC COM
TPYP	MONTAGE MANAGERS TR TORTOISE NA PI
TPZ	TORTOISE PWR & ENERGY INFRASTR COM
TQQQ	PROSHARES TR ULTRAPRO QQQ
TR	TOOTSIE ROLL INDS INC COM
TRC	TEJON RANCH CO COM
TRCB	TWO RIV BANCORP COM
TRCH	TORCHLIGHT ENERGY RES INC COM
TRCO	TRIBUNE MEDIA CO CL A
TREC	TRECORA RES COM
TREE	LENDINGTREE INC NEW COM
TREX	TREX CO INC COM
TRGP	TARGA RES CORP COM
TRI	THOMSON REUTERS CORP COM
TRIB	TRINITY BIOTECH PLC SPON ADR NEW
TRIL	TRILLIUM THERAPEUTICS INC COM NEW
TRIP	TRIPADVISOR INC COM
TRK	SPEEDWAY MOTORSPORTS INC COM
TRMB	TRIMBLE NAVIGATION LTD COM
TRMK	TRUSTMARK CORP COM
TRMR	TREMOR VIDEO INC COM
TRN	TRINITY INDS INC COM

TRNC	TRONC INC COM
TRNO	TERRENO RLTY CORP COM
TRNO-A	TERRENO RLTY CORP PFD SER A
TRNS	TRANSCAT INC COM
TROV	TROVAGENE INC COM NEW
TROVU	TROVAGENE INC UNIT EX 123117
TROVW	TROVAGENE INC WT EXP 123117
TROW	PRICE T ROWE GROUP INC COM
TROX	TRONOX LTD SHS CL A
TRP	TRANSCANADA CORP COM
TRQ	TURQUOISE HILL RES LTD COM
TRR	TRC COS INC COM
TRS	TRIMAS CORP COM NEW
TRSK	ALPS ETF TR VELOSH TAIL RISK
TRST	TRUSTCO BK CORP N Y COM
TRT	TRIO TECH INTL COM NEW
TRTL	TERRAPIN 3 ACQUISITION CORP COM CL A
TRTLU	TERRAPIN 3 ACQUISITION CORP UNIT 1COM 1WT
TRTLW	TERRAPIN 3 ACQUISITION CORP WT EXP 062719
TRU	TRANSUNION COM
TRUE	TRUECAR INC COM
TRUP	TRUPANION INC COM
TRV	TRAVELERS COMPANIES INC COM
TRVN	TREVENA INC COM
TRX	TANZANIAN ROYALTY EXPL CORP COM
TRXC	TRANSENTERIX INC COM NEW
TS	TENARIS S A SPONSORED ADR
TSBK	TIMBERLAND BANCORP INC COM
TSC	TRISTATE CAP HLDGS INC COM
TSCO	TRACTOR SUPPLY CO COM
TSE	TRINSEO S A SHS
TSEM	TOWER SEMICONDUCTOR LTD SHS NEW
TSI	TCW STRATEGIC INCOME FUND INC COM
TSL	TRINA SOLAR LIMITED SPON ADR
TSLA	TESLA MTRS INC COM
TSLF	THL CR SR LN FD COM
TSLX	TPG SPECIALTY LENDING INC COM
TSM	TAIWAN SEMICONDUCTOR MFG LTD SPONSORED ADR
TSN	TYSON FOODS INC CL A
TSNU	TYSON FOODS INC TANG EQ UNIT
TSO	TESORO CORP COM
TSQ	TOWNSQUARE MEDIA INC CL A
TSRA	TESSERA TECHNOLOGIES INC COM
TSRI	TSR INC COM NEW
TSRO	TESARO INC COM
TSS	TOTAL SYS SVCS INC COM
TST	THESTREET INC COM

TSU	TIM PARTICIPACOES S A SPONSORED ADR
TTC	TORO CO COM
TTEC	TELETECH HOLDINGS INC COM
TTEK	TETRA TECH INC NEW COM
TTF	THAI FD INC COM
TTFS	ADVISORSHARES TR TRIMTABS FLT
TTGT	TECHTARGET INC COM
TTHI	TRANSITION THERAPEUTICS INC COM NEW
TTI	TETRA TECHNOLOGIES INC DEL COM
TTM	TATA MTRS LTD SPONSORED ADR
TTMI	TTM TECHNOLOGIES INC COM
TTNP	TITAN PHARMACEUTICALS INC DEL COM NEW
TTOO	T2 BIOSYSTEMS INC COM
TTP	TORTOISE PIPELINE & ENERGY FD COM
TTPH	TETRAPHASE PHARMACEUTICALS INC COM
TTS	TILE SHOP HLDGS INC COM
TTT	PROSHARES TR ULSH 20YRTRE NEW
TTWO	TAKE-TWO INTERACTIVE SOFTWARE COM
TU	TELUS CORP COM
TUBE	TUBEMOGUL INC COM
TUES	TUESDAY MORNING CORP COM NEW
TUMI	TUMI HLDGS INC COM
TUP	TUPPERWARE BRANDS CORP COM
TUR	ISHARES MSCI TURKEY ETF
TUSA	FIRST TR EXCHANGE TRADED FD ETF
TUTI	ETFIS SER TR I TUTTLE TAC MAN
TUTT	ETFIS SER TR I TAC MAN US COR
TUZ	PIMCO ETF TR 1-3YR USTREIDX
TV	GRUPO TELEVISA SA SPON ADR REP ORD
TVC	TENNESSEE VALLEY AUTH PARRS D 2028
TVE	TENNESSEE VALLEY AUTH PARRS A 2029
TVIA	TERRAVIA HLDGS INC COM
TVIX	CREDIT SUISSE AG NASSAU BRH VELSHS DLY SHTRM
TVIZ	CREDIT SUISSE AG NASSAU BRH EXCH TRAD SPVXSP
TVPT	TRAVELPORT WORLDWIDE LTD SHS
TWER	TOWERSTREAM CORP COM
TWI	TITAN INTL INC ILL COM
TWIN	TWIN DISC INC COM
TWLO	TWILIO INC CL A
TWM	PROSHARES TR ULTSHT RUSS2000
TWMC	TRANS WORLD ENTMT CORP COM
TWN	TAIWAN FD INC COM
TWO	TWO HBRS INVT CORP COM
TWOK	SPDR SER TR SPDR RUSSEL 2000
TWOU	2U INC COM
TWTR	TWITTER INC COM
TWX	TIME WARNER INC COM NEW

TX	TERNIUM SA SPON ADR
TXMD	THERAPEUTICSMD INC COM
TXN	TEXAS INSTRS INC COM
TXRH	TEXAS ROADHOUSE INC COM
TXT	TEXTRON INC COM
TY	TRI CONTL CORP COM
TY-	TRI CONTL CORP PFD $2.50
TYBS	DIREXION SHS ETF TR 20YR TRES BEAR
TYC	TYCO INTL PLC SHS
TYD	DIREXION SHS ETF TR 7 10YR TRES BULL
TYG	TORTOISE ENERGY INFRA CORP COM
TYL	TYLER TECHNOLOGIES INC COM
TYNS	DIREXION SHS ETF TR 7-10YR TR BEAR
TYO	DIREXION SHS ETF TR 7 10YR TRES BEAR
TYPE	MONOTYPE IMAGING HOLDINGS INC COM
TZA	DIREXION SHS ETF TR DAILY SM CAP BEA
TZOO	TRAVELZOO INC COM NEW
UA	UNDER ARMOUR INC CL A
UA.C	UNDER ARMOUR INC CL C
UAE	ISHARES TR MSCI UAE ETF
UAG	UBS AG JERSEY BRH CMCI AGRI ETN
UAL	UNITED CONTL HLDGS INC COM
UAM	UNIVERSAL AMERN CORP NEW COM
UAMY	UNITED STATES ANTIMONY CORP COM
UAN	CVR PARTNERS LP COM
UBA	URSTADT BIDDLE PPTYS INC CL A
UBC	UBS AG JERSEY BRH LIVESTK ETN 38
UBCP	UNITED BANCORP INC OHIO COM
UBFO	UNITED SECURITY BANCSHARES CA COM
UBG	UBS AG JERSEY BRH CMCI GOLD ETN
UBIC	UBIC INC SPONSORED ADR
UBIO	PROSHARES TR ULTPRO NASBIO NW
UBM	UBS AG JERSEY BRH CMCI INDL ETN
UBN	UBS AG JERSEY BRH CMCI ENRGY ETN
UBND	WISDOMTREE TR WESTN ASSET FD
UBNK	UNITED FINL BANCORP INC NEW COM
UBNT	UBIQUITI NETWORKS INC COM
UBOH	UNITED BANCSHARES INC OHIO COM
UBP	URSTADT BIDDLE PPTYS INC COM
UBP-F	URSTADT BIDDLE PPTYS INC PFD SER F 7.125%
UBP-G	URSTADT BIDDLE PPTYS INC PFD-G CV 6.75%
UBR	PROSHARES TR ULTRA MSCI BRAZI
UBS	UBS GROUP AG SHS
UBSH	UNION BANKSHARES CORP NEW COM
UBSI	UNITED BANKSHARES INC WEST VA COM
UBT	PROSHARES TR ULTRA 20YR TRE
UCBA	UNITED CMNTY BANCORP IND COM

UCBI	UNITED CMNTY BKS BLAIRSVLE GA COM
UCC	PROSHARES TR PSHS CONSMR SVCS
UCD	PROSHARES TR II ULT BLMBRG COMM
UCFC	UNITED CMNTY FINL CORP OHIO COM
UCI	UBS AG JERSEY BRH CMCI ETN 38
UCIB	UBS AG LONDON BRH ETRACS UBS BLOOM
UCO	PROSHARES TR II ULT BLMBG CD OIL
UCP	UCP INC CL A
UCTT	ULTRA CLEAN HLDGS INC COM
UDBI	LEGG MASON ETF EQUITY TR US DIV COR ETF
UDF	UNITED DEV FDG IV COM
UDN	POWERSHS DB US DOLLAR INDEX TR DOLL INDX BEAR
UDOW	PROSHARES TR ULTRPRO DOW30
UDR	UDR INC COM
UE	URBAN EDGE PPTYS COM
UEC	URANIUM ENERGY CORP COM
UEIC	UNIVERSAL ELECTRS INC COM
UEPS	NET 1 UEPS TECHNOLOGIES INC COM NEW
UFAB	UNIQUE FABRICATING INC COM
UFCS	UNITED FIRE GROUP INC COM
UFI	UNIFI INC COM NEW
UFPI	UNIVERSAL FST PRODS INC COM
UFPT	UFP TECHNOLOGIES INC COM
UFS	DOMTAR CORP COM NEW
UG	UNITED GUARDIAN INC COM
UGA	UNITED STS GASOLINE FD LP UNITS
UGAZ	CREDIT SUISSE AG NASSAU BRH VEL SH 3X LG NAT
UGE	PROSHARES TR PSHS CONSMRGOODS
UGI	UGI CORP NEW COM
UGL	PROSHARES TR II ULTRA GOLD
UGLD	CREDIT SUISSE NASSAU BRH 3X LONG GOLD
UGP	ULTRAPAR PARTICIPACOES S A SP ADR REP COM
UHAL	AMERCO COM
UHN	UNITED STS DIESEL HEATING OIL UNIT
UHS	UNIVERSAL HLTH SVCS INC CL B
UHT	UNIVERSAL HEALTH RLTY INCM TR SH BEN INT
UIHC	UNITED INS HLDGS CORP COM
UIS	UNISYS CORP COM NEW
UJB	PROSHARES TR ULTRA HIGH YLD
UL	UNILEVER PLC SPON ADR NEW
ULBI	ULTRALIFE CORP COM
ULE	PROSHARES TR II PSH ULTRA EURO
ULH	UNIVERSAL LOGISTICS HLDGS INC COM
ULST	SSGA ACTIVE ETF TR ULT SHT TRM BD
ULTA	ULTA SALON COSMETCS & FRAG INC COM
ULTI	ULTIMATE SOFTWARE GROUP INC COM
ULTR	ULTRAPETROL BAHAMAS LTD COM

UMBF	UMB FINL CORP COM
UMC	UNITED MICROELECTRONICS CORP SPON ADR NEW
UMDD	PROSHARES TR ULTRA MDCAP400
UMH	UMH PPTYS INC COM
UMH-A	UMH PPTYS INC CV RED PFD-A
UMH-B	UMH PPTYS INC PFD RED SER B
UMPQ	UMPQUA HLDGS CORP COM
UMX	PROSHARES TR ULT MSCIMEX CAPP
UN	UNILEVER N V N Y SHS NEW
UNAM	UNICO AMERN CORP COM
UNB	UNION BANKSHARES INC COM
UNF	UNIFIRST CORP MASS COM
UNFI	UNITED NAT FOODS INC COM
UNG	UNITED STATES NATL GAS FUND LP UNIT PAR $0.001
UNH	UNITEDHEALTH GROUP INC COM
UNIS	UNILIFE CORP NEW COM NEW
UNL	UNITED STS 12 MONTH NAT GAS FD UNIT BEN INT
UNM	UNUM GROUP COM
UNP	UNION PAC CORP COM
UNT	UNIT CORP COM
UNTD	UNITED ONLINE INC COM NEW
UNTY	UNITY BANCORP INC COM
UNVR	UNIVAR INC COM
UNXL	UNI PIXEL INC COM NEW
UOP	PROSHARES TR ULTRA OIL & GAS
UPLD	UPLAND SOFTWARE INC COM
UPRO	PROSHARES TR ULTRPRO S&P500
UPS	UNITED PARCEL SERVICE INC CL B
UPV	PROSHARES TR ULT FTSE EUROPE
UPW	PROSHARES TR PSHS ULTRA UTIL
UQM	UQM TECHNOLOGIES INC COM
URA	GLOBAL X FDS GLOBAL X URANIUM
URBN	URBAN OUTFITTERS INC COM
URE	PROSHARES TR ULT R/EST NEW
URG	UR ENERGY INC COM
URI	UNITED RENTALS INC COM
URR	MORGAN STANLEY LNG EURO ETN20
URRE	URANIUM RES INC COM
URTH	ISHARES MSCI WORLD ETF
URTY	PROSHARES TR ULTR RUSSL2000
USA	LIBERTY ALL STAR EQUITY FD SH BEN INT
USAC	USA COMPRESSION PARTNERS LP COMUNIT LTDPAR
USAG	UNITED STS COMMODITY IDX FDTR COM UTS US AGR
USAK	USA TRUCK INC COM
USAP	UNIVERSAL STAINLESS & ALLOY COM
USAT	USA TECHNOLOGIES INC COM NO PAR
USATP	USA TECHNOLOGIES INC CONV PFD SER A

USB	US BANCORP DEL COM NEW
USB-A	US BANCORP DEL PERP PFD SER A
USB-H	US BANCORP DEL PFD B 1/1000DP
USB-M	US BANCORP DEL DEP SHS PFD F
USB-N	US BANCORP DEL DEP SHS REP G
USB-O	US BANCORP DEL PFD 1/1000 PRP H
USBI	UNITED SEC BANCSHARES INC SHS
USCI	UNITED STS COMMODITY INDEX FD COMM IDX FND
USCR	U S CONCRETE INC COM NEW
USD	PROSHARES TR PSHS ULT SEMICDT
USDP	USD PARTNERS LP COM UT REP LTD
USDU	WISDOMTREE TR BLMBG US BULL
USEG	U S ENERGY CORP WYO COM NEW
USFD	US FOODS HLDG CORP COM
USFR	WISDOMTREE TR BLMBRG FL TRFD
USG	U S G CORP COM NEW
USL	UNITED STS 12 MONTH OIL FD LP UNIT BEN INT
USLB	POWERSHARES ETF TR II RUSEL 1000 LOW
USLM	UNITED STATES LIME & MINERALS COM
USLV	CREDIT SUISSE AG NASSAU BRH VELOCITY SHS EXC
USM	UNITED STATES CELLULAR CORP COM
USMD	USMD HLDGS INC COM
USMV	ISHARES TR MIN VOL USA ETF
USNA	USANA HEALTH SCIENCES INC COM
USO	UNITED STATES OIL FUND LP UNITS
USPH	U S PHYSICAL THERAPY INC COM
USSD	WISDOMTREE TR STRNG DOLLR US
UST	PROSHARES TR ULTR 7-10 TREA
USV	UBS AG JERSEY BRH CMCI SILVR ETN
USWD	WISDOMTREE TR WEAK DOLLAR US
UTEK	ULTRATECH INC COM
UTES	ETFIS SER TR I REAVES UTILS ETF
UTF	COHEN & STEERS INFRASTRUCTURE COM
UTG	REAVES UTIL INCOME FD COM SH BEN INT
UTHR	UNITED THERAPEUTICS CORP DEL COM
UTI	UNIVERSAL TECHNICAL INST INC COM
UTL	UNITIL CORP COM
UTMD	UTAH MED PRODS INC COM
UTSI	UTSTARCOM HOLDINGS CORP SHS NEW
UTX	UNITED TECHNOLOGIES CORP COM
UUP	POWERSHS DB US DOLLAR INDEX TR DOLL INDX BULL
UUU	UNIVERSAL SEC INSTRS INC COM NEW
UUUU	ENERGY FUELS INC COM NEW
UVE	UNIVERSAL INS HLDGS INC COM
UVSP	UNIVEST CORP PA COM
UVV	UNIVERSAL CORP VA COM
UVXY	PROSHARES TR II ULT VIX SHRT

UWM	PROSHARES TR PSHS ULTRUSS2000
UWN	NEVADA GOLD & CASINOS INC COM NEW
UWTI	CREDIT SUISSE AG NASSAU BRH VEL SH 3X LG CRD
UXI	PROSHARES TR PSHS ULTRA INDL
UXJ	PROSHARES TR ULT MSCI PAC
UYG	PROSHARES TR ULTRA FNCLS NEW
UYM	PROSHARES TR PSHS ULT BASMATL
UZA	UNITED STATES CELLULAR CORP CALL SR NT 60
UZB	UNITED STATES CELLULAR CORP SR NT 120163
UZC	UNITED STATES CELLULAR CORP SR NT 64
V	VISA INC COM CL A
VA	VIRGIN AMER INC COM VTG
VAC	MARRIOTT VACATIONS WRLDWDE CP COM
VAL	VALSPAR CORP COM
VALE	VALE S A ADR
VALE.P	VALE S A ADR REPSTG PFD
VALU	VALUE LINE INC COM
VALX	ETF SER SOLUTIONS VAL MKT LEG ET
VAMO	CAMBRIA ETF TR VALUE MOMENTUM
VAR	VARIAN MED SYS INC COM
VASC	VASCULAR SOLUTIONS INC COM
VAW	VANGUARD WORLD FDS MATERIALS ETF
VB	VANGUARD INDEX FDS SMALL CP ETF
VBF	INVESCO BD FD COM
VBFC	VILLAGE BK & TR FINANCIAL CORP COM NEW
VBIV	VBI VACCINES INC COM NEW
VBK	VANGUARD INDEX FDS SML CP GRW ETF
VBLT	VASCULAR BIOGENICS LTD COM
VBND	ETF SER SOLUTIONS VIDENT CORE US
VBR	VANGUARD INDEX FDS SM CP VAL ETF
VBTX	VERITEX HLDGS INC COM
VC	VISTEON CORP COM NEW
VCEL	VERICEL CORP COM
VCF	DELAWARE INV CO MUN INC FD INC COM
VCIT	VANGUARD SCOTTSDALE FDS INT-TERM CORP
VCLT	VANGUARD SCOTTSDALE FDS LG-TERM COR BD
VCO	VINA CONCHA Y TORO S A SPONSORED ADR
VCR	VANGUARD WORLD FDS CONSUM DIS ETF
VCRA	VOCERA COMMUNICATIONS INC COM
VCSH	VANGUARD SCOTTSDALE FDS SHRT TRM CORP BD
VCV	INVESCO CALIF VALUE MUN INC TR COM
VCYT	VERACYTE INC COM
VDC	VANGUARD WORLD FDS CONSUM STP ETF
VDE	VANGUARD WORLD FDS ENERGY ETF
VDSI	VASCO DATA SEC INTL INC COM
VDTH	VIDEOCON D2H LTD ADR
VEA	VANGUARD TAX MANAGED INTL FD FTSE DEV MKT ETF

VEC	VECTRUS INC COM
VECO	VEECO INSTRS INC DEL COM
VEDL	VEDANTA LTD SPONSORED ADR
VEEV	VEEVA SYS INC CL A COM
VEGA	ADVISORSHARES TR STAR GLOB BUYW
VEGI	ISHARES GLB AGRIC PR ETF
VER	VEREIT INC COM
VER-F	VEREIT INC PFD SER F
VET	VERMILION ENERGY INC COM
VEU	VANGUARD INTL EQUITY INDEX FD ALLWRLD EX US
VFC	V F CORP COM
VFH	VANGUARD WORLD FDS FINANCIALS ETF
VFL	DELAWARE INVT NAT MUNI INC FD SH BEN INT
VG	VONAGE HLDGS CORP COM
VGI	VIRTUS GLOBAL MULTI-SEC INC FD COM
VGIT	VANGUARD SCOTTSDALE FDS INT-TERM GOV
VGK	VANGUARD INTL EQUITY INDEX FD FTSE EUROPE ETF
VGLT	VANGUARD SCOTTSDALE FDS LONG-TERM GOV
VGM	INVESCO TR INVT GRADE MUNS COM
VGR	VECTOR GROUP LTD COM
VGSH	VANGUARD SCOTTSDALE FDS SHTRM GVT BD ETF
VGT	VANGUARD WORLD FDS INF TECH ETF
VGZ	VISTA GOLD CORP COM NEW
VHC	VIRNETX HLDG CORP COM
VHI	VALHI INC NEW COM
VHT	VANGUARD WORLD FDS HEALTH CAR ETF
VIA	VIACOM INC NEW CL A
VIAB	VIACOM INC NEW CL B
VIAV	VIAVI SOLUTIONS INC COM
VICL	VICAL INC COM NEW
VICR	VICOR CORP COM
VIDI	ETF SER SOLUTIONS VIDENT INTL EQ
VIG	VANGUARD SPECIALIZED PORTFOLIO DIV APP ETF
VIGI	VANGUARD WHITEHALL FDS INC INTL DVD ETF
VII	VICON INDS INC COM
VIIX	CREDIT SUISSE AG NASSAU BRH EXCHTRADE MIDTER
VIIZ	CREDIT SUISSE NASSAU BRH VIX MID TERM
VIOG	VANGUARD ADMIRAL FDS INC SMLCP 600 GRTH
VIOO	VANGUARD ADMIRAL FDS INC SMLLCP 600 IDX
VIOV	VANGUARD ADMIRAL FDS INC SMLCP 600 VAL
VIP	VIMPELCOM LTD SPONSORED ADR
VIPS	VIPSHOP HLDGS LTD SPONSORED ADR
VIRC	VIRCO MFG CO COM
VIRT	VIRTU FINL INC CL A
VIS	VANGUARD WORLD FDS INDUSTRIAL ETF
VISI	VOLT INFORMATION SCIENCES INC COM
VISN	VISIONCHINA MEDIA INC SPON ADR NEW

VIV	TELEFONICA BRASIL SA SPONSORED ADR
VIVE	VIVEVE MED INC COM
VIVO	MERIDIAN BIOSCIENCE INC COM
VIXH	FIRST TR EXCHANGE TRADED FD CBOE S&P500VIX
VIXM	PROSHARES TR II VIX MDTRM FUTR N
VIXY	PROSHARES TR II VIX STRMFUT ETF
VJET	VOXELJET AG ADS
VKI	INVESCO ADVANTAGE MUNICIPAL IN SH BEN INT
VKQ	INVESCO MUN TR COM
VKTX	VIKING THERAPEUTICS INC COM
VKTXW	VIKING THERAPEUTICS INC WT EXP 041221
VLGEA	VILLAGE SUPER MKT INC CL A NEW
VLO	VALERO ENERGY CORP NEW COM
VLP	VALERO ENERGY PARTNERS LP COM UNT REP LP
VLRS	CONTROLADORA VUELA CIA DE AVIA SPON ADR RP 10
VLT	INVESCO HIGH INCOME TR II COM
VLTC	VOLTARI CORP COM NEW
VLU	SPDR SERIES TRUST SPDR S&P1500VL
VLUE	ISHARES TR USA VALUE FACTOR
VLY	VALLEY NATL BANCORP COM
VLY+	VALLEY NATL BANCORP WT EXP 111418
VLY-A	VALLEY NATL BANCORP PERP PFD SER A
VMBS	VANGUARD SCOTTSDALE FDS MORTG-BACK SEC
VMC	VULCAN MATLS CO COM
VMEM	VIOLIN MEMORY INC COM
VMI	VALMONT INDS INC COM
VMM	DELAWARE INV MN MUN INC FD II COM
VMO	INVESCO MUN OPPORTUNITY TR COM
VMW	VMWARE INC CL A COM
VNCE	VINCE HLDG CORP COM
VNDA	VANDA PHARMACEUTICALS INC COM
VNET	21VIANET GROUP INC SPONSORED ADR
VNM	VANECK VECTORS ETF TR VIETNAM ETF
VNO	VORNADO RLTY TR SH BEN INT
VNO-G	VORNADO RLTY TR PFD G 6.625%
VNO-I	VORNADO RLTY TR PFD SER I
VNO-J	VORNADO RLTY TR PFD CUM-J %
VNO-K	VORNADO RLTY TR PFD SER K
VNO-L	VORNADO RLTY TR PFD SER L 5.40%
VNOM	VIPER ENERGY PARTNERS LP COM UNT RP INT
VNQ	VANGUARD INDEX FDS REIT ETF
VNQI	VANGUARD INTL EQUITY INDEX FD GLB EX US ETF
VNR	VANGUARD NAT RES LLC COM UNIT
VNRAP	VANGUARD NAT RES LLC PERP PFD UNIT A
VNRBP	VANGUARD NAT RES LLC RED PFD SER B
VNRCP	VANGUARD NAT RES LLC PERP PFD UNIT C%
VNRX	VOLITIONRX LTD COM

VNTV	VANTIV INC CL A
VO	VANGUARD INDEX FDS MID CAP ETF
VOC	VOC ENERGY TR TR UNIT
VOD	VODAFONE GROUP PLC NEW SPNSR ADR
VOE	VANGUARD INDEX FDS MCAP VL IDXVIP
VONE	VANGUARD SCOTTSDALE FDS VNG RUS1000IDX
VONG	VANGUARD SCOTTSDALE FDS VNG RUS1000GRW
VONV	VANGUARD SCOTTSDALE FDS VNG RUS1000VAL
VOO	VANGUARD INDEX FDS S&P 500 ETF SHS
VOOG	VANGUARD ADMIRAL FDS INC 500 GRTH IDX F
VOOV	VANGUARD ADMIRAL FDS INC 500 VAL IDX FD
VOT	VANGUARD INDEX FDS MCAP GR IDXVIP
VOX	VANGUARD WORLD FDS TELCOMM ETF
VOXX	VOXX INTL CORP CL A
VOYA	VOYA FINL INC COM
VPG	VISHAY PRECISION GROUP INC COM
VPL	VANGUARD INTL EQUITY INDEX FD FTSE PACIFIC ETF
VPU	VANGUARD WORLD FDS UTILITIES ETF
VPV	INVESCO PA VALUE MUN INCOME TR COM
VQT	BARCLAYS BK PLC S&P 500 VEQTOR
VQTS	UBS AG LONDON BRH S&P 500 VEQ SW
VR	VALIDUS HOLDINGS LTD COM SHS
VR-A	VALIDUS HOLDINGS LTD DEP SHS PFD A
VRA	VERA BRADLEY INC COM
VRAY	VIEWRAY INC COM
VRML	VERMILLION INC COM NEW
VRNS	VARONIS SYS INC COM
VRNT	VERINT SYS INC COM
VRP	POWERSHARES ETF TR II VAR RATE PFD POR
VRSK	VERISK ANALYTICS INC COM
VRSN	VERISIGN INC COM
VRTB	VESTIN RLTY MTG II INC COM PAR $0.0001
VRTS	VIRTUS INVT PARTNERS INC COM
VRTU	VIRTUSA CORP COM
VRTV	VERITIV CORP COM
VRTX	VERTEX PHARMACEUTICALS INC COM
VRX	VALEANT PHARMACEUTICALS INTL I COM
VSAR	VERSARTIS INC COM
VSAT	VIASAT INC COM
VSEC	VSE CORP COM
VSH	VISHAY INTERTECHNOLOGY INC COM
VSI	VITAMIN SHOPPE INC COM
VSLR	VIVINT SOLAR INC COM
VSPY	DIREXION SHS ETF TR S&P500 VOL RES
VSR	VERSAR INC COM
VSS	VANGUARD INTL EQUITY INDEX FD FTSE SMCAP ETF
VSTM	VERASTEM INC COM

VSTO	VISTA OUTDOOR INC COM
VT	VANGUARD INTL EQUITY INDEX FD TT WRLD ST ETF
VTA	INVESCO DYNAMIC CR OPP FD COM
VTAE	VITAE PHARMACEUTICALS INC COM
VTEB	VANGUARD MUN BD FD INC TAX EXEMPT BD
VTGN	VISTAGEN THERAPEUTICS INC COM NEW
VTHR	VANGUARD SCOTTSDALE FDS VNG RUS3000IDX
VTI	VANGUARD INDEX FDS TOTAL STK MKT
VTIP	VANGUARD MALVERN FDS STRM INFPROIDX
VTL	VITAL THERAPIES INC COM
VTN	INVESCO TR INVT GRADE NY MUNS COM
VTNR	VERTEX ENERGY INC COM
VTR	VENTAS INC COM
VTRB	VENTAS RLTY LTD PARTNERSHIP GTD SR NT 43
VTTI	VTTI ENERGY PARTNERS LP COM UNIT RP LT
VTV	VANGUARD INDEX FDS VALUE ETF
VTVT	VTV THERAPEUTICS INC CL A
VTWG	VANGUARD SCOTTSDALE FDS VNG RUS2000GRW
VTWO	VANGUARD SCOTTSDALE FDS VNG RUS2000IDX
VTWV	VANGUARD SCOTTSDALE FDS VNG RUS2000VAL
VUG	VANGUARD INDEX FDS GROWTH ETF
VUSE	ETF SER SOLUTIONS VIDENTCORE EQ FD
VUZI	VUZIX CORP COM NEW
VV	VANGUARD INDEX FDS LARGE CAP ETF
VVC	VECTREN CORP COM
VVI	VIAD CORP COM NEW
VVR	INVESCO SR INCOME TR COM
VVUS	VIVUS INC COM
VWO	VANGUARD INTL EQUITY INDEX FD FTSE EMR MKT ETF
VWOB	VANGUARD WHITEHALL FDS INC EMERG MKT BD ETF
VWR	VWR CORP COM
VXF	VANGUARD INDEX FDS EXTEND MKT ETF
VXUS	VANGUARD STAR FD VG TL INTL STK F
VXX	BARCLAYS BK PLC IPATH S&P500 VIX
VXZ	BARCLAYS BK PLC IPATH S&P MT ETN
VYGR	VOYAGER THERAPEUTICS INC COM
VYM	VANGUARD WHITEHALL FDS INC HIGH DIV YLD
VYMI	VANGUARD WHITEHALL FDS INC INTL HIGH ETF
VZ	VERIZON COMMUNICATIONS INC COM
VZA	VERIZON COMMUNICATIONS INC SR NT 5.9%54
W	WAYFAIR INC CL A
WAB	WABTEC CORP COM
WABC	WESTAMERICA BANCORPORATION COM
WAC	WALTER INVT MGMT CORP COM
WAFD	WASHINGTON FED INC COM
WAFDW	WASHINGTON FED INC WT EXP 111418
WAGE	WAGEWORKS INC COM

WAIR	WESCO AIRCRAFT HLDGS INC COM
WAL	WESTERN ALLIANCE BANCORP COM
WALA	WESTERN ALLIANCE BANCORP SUB DEBENTURS 56
WASH	WASHINGTON TR BANCORP COM
WAT	WATERS CORP COM
WATT	ENERGOUS CORP COM
WAYN	WAYNE SVGS BANCSHARES INC NEW COM
WB	WEIBO CORP SPONSORED ADR
WBA	WALGREENS BOOTS ALLIANCE INC COM
WBAI	500 COM LTD SPON ADR REP A
WBB	WESTBURY BANCORP INC COM
WBC	WABCO HLDGS INC COM
WBIA	ABSOLUTE SHS TR WBI TACTICAL SMG
WBIB	ABSOLUTE SHS TR WBI TACTICAL SMV
WBIC	ABSOLUTE SHS TR WBI TACTICAL SMY
WBID	ABSOLUTE SHS TR WBI TACTICAL SMS
WBIE	ABSOLUTE SHS TR WBI LGCAP WBIE
WBIF	ABSOLUTE SHS TR WBI TACTCL LCV
WBIG	ABSOLUTE SHS TR WBI TACTICAL LCY
WBIH	ABSOLUTE SHS TR WBI TCT HG INC
WBII	ABSOLUTE SHS TR WBI TCT INC SH
WBIL	ABSOLUTE SHS TR WBI TACTICAL LCS
WBK	WESTPAC BKG CORP SPONSORED ADR
WBKC	WOLVERINE BANCORP INC COM
WBMD	WEBMD HEALTH CORP COM
WBS	WEBSTER FINL CORP CONN COM
WBS-E	WEBSTER FINL CORP CONN DEP SHS PFD-E
WCC	WESCO INTL INC COM
WCG	WELLCARE HEALTH PLANS INC COM
WCIC	WCI CMNTYS INC COM PAR $0.01
WCN	WASTE CONNECTIONS INC COM
WD	WALKER & DUNLOP INC COM
WDAY	WORKDAY INC CL A
WDC	WESTERN DIGITAL CORP COM
WDFC	WD-40 CO COM
WDIV	SPDR INDEX SHS FDS S&P GLBDIV ETF
WDR	WADDELL & REED FINL INC CL A
WDRW	DIREXION SHS ETF TR DAILY RGNAL BEAR
WDTI	WISDOMTREE TR FUTRE STRAT FD
WEA	WESTERN ASSET PREMIER BD FD SHS BEN INT
WEAT	TEUCRIUM COMMODITY TR WHEAT FD
WEB	WEB COM GROUP INC COM
WEBK	WELLESLEY BANCORP INC COM
WEC	WEC ENERGY GROUP INC COM
WEET	BARCLAYS BK PLC IPT GRAINS ETN
WEN	WENDYS CO COM
WERN	WERNER ENTERPRISES INC COM

WES	WESTERN GAS PARTNERS LP COM UNIT LP IN
WETF	WISDOMTREE INVTS INC COM
WEX	WEX INC COM
WEYS	WEYCO GROUP INC COM
WF	WOORI BK ADR
WFBI	WASHINGTONFIRST BANKSHARES INC COM
WFC	WELLS FARGO & CO NEW COM
WFC+	WELLS FARGO & CO NEW WT EXP 102818
WFC-J	WELLS FARGO & CO NEW DEP SHS SER J
WFC-L	WELLS FARGO & CO NEW PERP PFD CNV A
WFC-N	WELLS FARGO & CO NEW DEP SHS REPSTG 1
WFC-O	WELLS FARGO & CO NEW DEP1/1000PF CL A
WFC-P	WELLS FARGO & CO NEW DEP1/1000PF CL A
WFC-Q	WELLS FARGO & CO NEW DEP SHS 1/1000 A
WFC-R	WELLS FARGO & CO NEW DEP 1/1000 PFD A
WFC-T	WELLS FARGO & CO NEW DEP SHS 1/1000 T
WFC-V	WELLS FARGO & CO NEW DEP PFD V 1/1000
WFC-W	WELLS FARGO & CO NEW PFD SER W CL A
WFC-X	WELLS FARGO & CO NEW PFD SER X CL A
WFD	WESTFIELD FINANCIAL INC NEW COM
WFE-A	WELLS FARGO REAL ESTATE INVT C PFD CUM SER A
WFM	WHOLE FOODS MKT INC COM
WFT	WEATHERFORD INTL PLC ORD SHS
WG	WILLBROS GROUP INC DEL COM
WGA	AG&E HLDGS INC COM
WGBS	WAFERGEN BIO-SYSTEMS INC COM PAR$
WGL	WGL HLDGS INC COM
WGO	WINNEBAGO INDS INC COM
WGP	WESTERN GAS EQUITY PARTNERS LP COMUNT LTD PT
WHF	WHITEHORSE FIN INC COM
WHFBL	WHITEHORSE FIN INC SR NT
WHG	WESTWOOD HLDGS GROUP INC COM
WHLM	WILHELMINA INTL INC COM NEW
WHLR	WHEELER REAL ESTATE INVT TR COM
WHLRP	WHEELER REAL ESTATE INVT TR CV PFD SER B
WHLRW	WHEELER REAL ESTATE INVT TR WT EXP 042919
WHR	WHIRLPOOL CORP COM
WIA	WESTERN ASSET CLYM INFL SEC IN COM SH BEN INT
WIBC	WILSHIRE BANCORP INC COM
WIFI	BOINGO WIRELESS INC COM
WIL	BARCLAYS BK PLC LKD PERF BCLY
WILC	G WILLI FOOD INTL LTD ORD
WILN	WI-LAN INC COM
WIN	WINDSTREAM HLDGS INC COM NEW
WINA	WINMARK CORP COM
WING	WINGSTOP INC COM
WINS	WINS FIN HLDGS INC ORD SHS

WINT	WINDTREE THERAPEUTICS INC COM
WIP	SPDR SERIES TRUST CITI INT GVT ETF
WIRE	ENCORE WIRE CORP COM
WIT	WIPRO LTD SPON ADR 1 SH
WIW	WESTERN ASSET CLYM INFL OPP IN COM
WIX	WIX COM LTD SHS
WIZE	EXCHANGE TRADED CONCEPTS TR CROWDINVEST WISD
WK	WORKIVA INC COM CL A
WKHS	WORKHORSE GROUP INC COM NEW
WLB	WESTMORELAND COAL CO COM
WLDN	WILLDAN GROUP INC COM
WLFC	WILLIS LEASE FINANCE CORP COM
WLH	LYON WILLIAM HOMES CL A NEW
WLK	WESTLAKE CHEM CORP COM
WLKP	WESTLAKE CHEM PARTNERS LP COM UNIT RP LP
WLL	WHITING PETE CORP NEW COM
WLTW	WILLIS TOWERS WATSON PUB LTD SHS
WM	WASTE MGMT INC DEL COM
WMAR	WEST MARINE INC COM
WMB	WILLIAMS COS INC DEL COM
WMC	WESTERN ASSET MTG CAP CORP COM
WMCR	CLAYMORE EXCHANGE TRD FD TR WILSHIRE MCRO CP
WMGI	WRIGHT MED GROUP N V ORD SHS 0.03 PAR
WMGIZ	WRIGHT MED GROUP N V RT
WMIH	WMIH CORP COM
WMK	WEIS MKTS INC COM
WMLP	WESTMORELAND RESOURCE PARTNERS COM UNIT RP LP
WMS	ADVANCED DRAIN SYS INC DEL COM
WMT	WAL-MART STORES INC COM
WMW	DEUTSCHE BK AG LONDON ELE MORN TTL22
WNC	WABASH NATL CORP COM
WNR	WESTERN REFNG INC COM
WNRL	WESTERN REFNG LOGISTICS LP COM UNIT REP LTP
WNS	WNS HOLDINGS LTD SPON ADR
WOOD	ISHARES TR GL TIMB FORE ETF
WOOF	VCA INC COM
WOR	WORTHINGTON INDS INC COM
WPC	W P CAREY INC COM
WPCS	WPCS INTL INC COM PAR $.0001 N
WPG	WP GLIMCHER IN COM
WPG-H	WP GLIMCHER IN PFD SER H
WPG-I	WP GLIMCHER IN PFD SER I
WPPGY	WPP PLC NEW ADR
WPRT	WESTPORT FUEL SYSTEMS INC COM NEW
WPS	ISHARES TR INTL DEVPPTY ETF
WPT	WORLD PT TERMS LP UNIT REP LTD PT
WPX	WPX ENERGY INC COM

WPXP	WPX ENERGY INC PFD SER A CV
WPZ	WILLIAMS PARTNERS L P NEW COM UNIT LTD PAR
WR	WESTAR ENERGY INC COM
WRB	BERKLEY W R CORP COM
WRB-B	BERKLEY W R CORP SUB DEB 53
WRB-C	BERKLEY W R CORP 5.9% SUB DB 56
WRB-D	BERKLEY W R CORP SUB DEB 56
WRE	WASHINGTON REAL ESTATE INVT TR SH BEN INT
WREI	CLAYMORE EXCHANGE TRD FD TR WLSHR US REIT
WRI	WEINGARTEN RLTY INVS SH BEN INT
WRK	WESTROCK CO COM
WRLD	WORLD ACCEP CORP DEL COM
WRN	WESTERN COPPER & GOLD CORP COM
WSBC	WESBANCO INC COM
WSBF	WATERSTONE FINL INC MD COM
WSCI	WSI INDS INC COM
WSFS	WSFS FINL CORP COM
WSFSL	WSFS FINL CORP SR NT 6.25%19
WSM	WILLIAMS SONOMA INC COM
WSO	WATSCO INC COM
WSO.B	WATSCO INC CL B CONV
WSR	WHITESTONE REIT COM
WST	WEST PHARMACEUTICAL SVSC INC COM
WSTC	WEST CORP COM
WSTG	WAYSIDE TECHNOLOGY GROUP INC COM
WSTL	WESTELL TECHNOLOGIES INC CL A
WTBA	WEST BANCORPORATION INC CAP STK
WTFC	WINTRUST FINL CORP COM
WTFCM	WINTRUST FINL CORP PFD-D FIX/FLT
WTFCW	WINTRUST FINL CORP WT EXP 121918
WTI	W & T OFFSHORE INC COM
WTM	WHITE MTNS INS GROUP LTD COM
WTR	AQUA AMERICA INC COM
WTS	WATTS WATER TECHNOLOGIES INC CL A
WTT	WIRELESS TELECOM GROUP INC COM
WTW	WEIGHT WATCHERS INTL INC NEW COM
WU	WESTERN UN CO COM
WUBA	58 COM INC SPON ADR REP A
WVE	WAVE LIFE SCIENCES LTD SHS
WVFC	WVS FINL CORP COM
WVVI	WILLAMETTE VY VINEYARD INC COM
WVVIP	WILLAMETTE VY VINEYARD INC RED PFD SER A
WWAV	WHITEWAVE FOODS CO COM
WWD	WOODWARD INC COM
WWE	WORLD WRESTLING ENTMT INC CL A
WWW	WOLVERINE WORLD WIDE INC COM
WY	WEYERHAEUSER CO COM

WY-A	WEYERHAEUSER CO PREF CONV SER A
WYIG	JM GLOBAL HLDG CO COM
WYIGU	JM GLOBAL HLDG CO UNIT EX 000017
WYIGW	JM GLOBAL HLDG CO WT EXP 072917
WYN	WYNDHAM WORLDWIDE CORP COM
WYNN	WYNN RESORTS LTD COM
WYY	WIDEPOINT CORP COM
X	UNITED STATES STL CORP NEW COM
XAR	SPDR SERIES TRUST AEROSPACE DEF
XBI	SPDR SERIES TRUST S&P BIOTECH
XBIT	XBIOTECH INC COM
XBKS	XENITH BANKSHARES INC COM
XCEM	EGA EMERGING GLOBAL SHS TR EGSHS EM EX-CH
XCO	EXCO RESOURCES INC COM
XCOM	XTERA COMMUNICATIONS INC COM
XCRA	XCERRA CORP COM
XEC	CIMAREX ENERGY CO COM
XEL	XCEL ENERGY INC COM
XELB	XCEL BRANDS INC COM NEW
XENE	XENON PHARMACEUTICALS INC COM
XENT	INTERSECT ENT INC COM
XES	SPDR SERIES TRUST OILGAS EQUIP
XGTI	XG TECHNOLOGY INC COM NEW
XGTIW	XG TECHNOLOGY INC WT EXP 032618
XHB	SPDR SERIES TRUST S&P HOMEBUILD
XHE	SPDR SERIES TRUST HLTH CR EQUIP
XHR	XENIA HOTELS & RESORTS INC COM
XHS	SPDR SERIES TRUST HLTH CARE SVCS
XIN	XINYUAN REAL ESTATE CO LTD SPONS ADR
XINA	SPDR INDEX SHS FDS MSCI CHINA ETF
XITK	SPDR SERIES TRUST FACTST INV ETF
XIV	CREDIT SUISSE NASSAU BRH INVRS VIX STERM
XKE	CORPORATE BACKED TR CTFS SER 01-31 7.75%
XL	XL GROUP PLC SHS
XLB	SELECT SECTOR SPDR TR SBI MATERIALS
XLE	SELECT SECTOR SPDR TR SBI INT-ENERGY
XLF	SELECT SECTOR SPDR TR SBI INT-FINL
XLFS	SELECT SECTOR SPDR TR FINL SVCS SELC
XLG	RYDEX ETF TRUST GUGGENHM S&P 500
XLI	SELECT SECTOR SPDR TR SBI INT-INDS
XLK	SELECT SECTOR SPDR TR TECHNOLOGY
XLNX	XILINX INC COM
XLP	SELECT SECTOR SPDR TR SBI CONS STPLS
XLRE	SELECT SECTOR SPDR TR RL EST SEL SEC
XLRN	ACCELERON PHARMA INC COM
XLU	SELECT SECTOR SPDR TR SBI INT-UTILS
XLV	SELECT SECTOR SPDR TR SBI HEALTHCARE

XLY	SELECT SECTOR SPDR TR SBI CONS DISCR
XME	SPDR SERIES TRUST S&P METALS MNG
XMLV	POWERSHARES ETF TR II S&P400 LOVL PT
XMPT	VANECK VECTORS ETF TR CEF MUN INCOME E
XNCR	XENCOR INC COM
XNET	XUNLEI LTD SPONSORED ADR
XNPT	XENOPORT INC COM
XNY	CHINA XINIYA FASHION LTD SPONSRD ADR NEW
XOM	EXXON MOBIL CORP COM
XOMA	XOMA CORP DEL COM
XON	INTREXON CORP COM
XONE	EXONE CO COM
XOP	SPDR SERIES TRUST S&P OILGAS EXP
XOXO	XO GROUP INC COM
XPH	SPDR SERIES TRUST S&P PHARMAC
XPL	SOLITARIO EXPL & RTY CORP COM
XPLR	XPLORE TECHNOLOGIES CORP COM PAR $0.001
XPO	XPO LOGISTICS INC COM
XPP	PROSHARES TR ULT FTSE CHIN 50
XRA	EXETER RES CORP COM
XRAY	DENTSPLY SIRONA INC COM
XRDC	CROSSROADS CAP INC COM
XRLV	POWERSHARES ETF TR II EX RTE SEN LOW
XRM	XERIUM TECHNOLOGIES INC COM NEW
XRS	TAL ED GROUP ADS REPSTG COM
XRT	SPDR SERIES TRUST S&P RETAIL ETF
XRX	XEROX CORP COM
XSD	SPDR SERIES TRUST S&P SEMICNDCTR
XSLV	POWERSHARES ETF TR II S&P600 LOVL PT
XSOE	WISDOMTREE TR EM EX ST-OWNED
XSW	SPDR SERIES TRUST COMP SOFTWARE
XT	ISHARES TR EXPONEN TECHNO
XTL	SPDR SERIES TRUST S&P TELECOM
XTLB	XTL BIOPHARMACEUTICALS LTD SPONSORED ADR NE
XTLY	XACTLY CORP COM
XTN	SPDR SERIES TRUST S&P TRANSN ETF
XTNT	XTANT MED HLDGS INC COM
XVIX	UBS AG JERSEY BRH LNG SHT VIX
XVZ	BARCLAYS BK PLC IPATH DYNM VIX
XXIA	IXIA COM
XXII	22ND CENTY GROUP INC COM
XXV	BARCLAYS BK PLC IPATH INVS&P STF
XYL	XYLEM INC COM
Y	ALLEGHANY CORP DEL COM
YANG	DIREXION SHS ETF TR FTSE CHIN BEAR
YAO	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CHINA ALLCP
YCB	YOUR CMNTY BANKSHARES INC COM

YCL	PROSHARES TR II ULTRA YEN NEW
YCS	PROSHARES TR II ULTRASHORT YEN N
YDIV	FIRST TR EXCHANGE TRADED FD VI INCOME INDEX FD
YDKN	YADKIN FINL CORP COM
YECO	YULONG ECO MATLS LTD ORD SHS NEW
YELP	YELP INC CL A
YGE	YINGLI GREEN ENERGY HLDG CO LT ADR NEW
YGRO	ROYAL BK CDA ETN LKD YGRO34
YHOO	YAHOO INC COM
YIN	YINTECH INVT HLDGS LTD SPONSORED ADR
YINN	DIREXION SHS ETF TR DL FTSE BLL 3X
YLCO	GLOBAL X FDS X YIELDCO IX ETF
YLD	PRINCIPAL EXCHANGE TRADED FDS PRIN EDGE ACTV
YMLI	VANECK VECTORS ETF TR HIGH INCOME INFR
YMLP	VANECK VECTORS ETF TR HIGH INCOME MLP
YNDX	YANDEX N V SHS CLASS A
YOD	YOU ON DEMAND HLDGS INC COM NEW
YORW	YORK WTR CO COM
YPF	YPF SOCIEDAD ANONIMA SPON ADR CL D
YPRO	ADVISORSHARES TR ADVSHS YLD ETF
YRCW	YRC WORLDWIDE INC COM PAR $.01
YRD	YIRENDAI LTD SPONSORED ADR
YUM	YUM BRANDS INC COM
YUMA	YUMA ENERGY INC COM
YUMA-A	YUMA ENERGY INC PFD-A CV 9.25%
YUME	YUME INC COM
YXI	PROSHARES TR SHT FTSE CHIN 50
YY	YY INC ADS REPCOM CLA
YYY	EXCHANGE TRADED CONCEPTS TR YLD SHS HGH INC
YZC	YANZHOU COAL MNG CO LTD SPON ADR H SHS
Z	ZILLOW GROUP INC CL C CAP STK
ZAGG	ZAGG INC COM
ZAIS	ZAIS GROUP HLDGS INC COM
ZAYO	ZAYO GROUP HLDGS INC COM
ZB-A	ZIONS BANCORPORATION PFD 1/40 SER A
ZB-F	ZIONS BANCORPORATION DEP SHS REPSTG 1
ZB-G	ZIONS BANCORPORATION DEP 1/40TH PFD
ZB-H	ZIONS BANCORPORATION PFD 1/40 PRP H
ZBH	ZIMMER BIOMET HLDGS INC COM
ZBIO	PROSHARES TR ULTPRO SHT NAS
ZBK	ZIONS BANCORPORATION SUB NT FX/FLT 28
ZBRA	ZEBRA TECHNOLOGIES CORP CL A
ZDGE	ZEDGE INC CL B
ZEN	ZENDESK INC COM
ZEUS	OLYMPIC STEEL INC COM
ZF	ZWEIG FD COM NEW
ZFC	ZAIS FINL CORP COM

ZFGN	ZAFGEN INC COM
ZG	ZILLOW GROUP INC CL A
ZGNX	ZOGENIX INC COM NEW
ZHNE	ZHONE TECHNOLOGIES INC NEW COM NEW
ZION	ZIONS BANCORPORATION COM
ZIONW	ZIONS BANCORPORATION WT EXP 052220
ZIONZ	ZIONS BANCORPORATION WT EXP 111418
ZIOP	ZIOPHARM ONCOLOGY INC COM
ZIV	CREDIT SUISSE NASSAU BRH INVRS VIX MDTERM
ZIXI	ZIX CORP COM
ZLRG	ETFS TR ZACKS LG CP US
ZLTQ	ZELTIQ AESTHETICS INC COM
ZMLP	DIREXION SHS ETF TR ZACKS HG INC SHS
ZN	ZION OIL & GAS INC COM
ZNGA	ZYNGA INC CL A
ZNH	CHINA SOUTHN AIRLS LTD SPON ADR CL H
ZNWAA	ZION OIL & GAS INC WT EXP 013120
ZOES	ZOES KITCHEN INC COM
ZPIN	ZHAOPIN LTD SPONSORED ADR
ZROZ	PIMCO ETF TR 25YR+ ZERO U S
ZSAN	ZOSANO PHARMA CORP COM
ZSL	PROSHARES TR II PSHS ULSSLVR NEW
ZSML	ETFS TR ZACKS SM CP US
ZTR	ZWEIG TOTAL RETURN FD INC COM NEW
ZTS	ZOETIS INC CL A
ZUMZ	ZUMIEZ INC COM
ZX	CHINA ZENIX AUTO INTL LTD ADS
ZYNE	ZYNERBA PHARMACEUTICALS INC COM